
广州药业股份有限公司
Guangzhou Pharmaceutical Company Limited



BEST AVAILABLE COPY

20 May 2005
Exemption No. 82-34656

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3 - 7
Washington D.C. 20549



Re : Guangzhou Pharmaceutical Company Limited (Exemption No. 82-34656)

On behalf of Guangzhou Pharmaceutical Company Limited, a company incorporate in the People's Republic of China, I am furnishing herewith the below listed documents pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act") :

Description of Document / Date
(i) Announcements published between 1 July 2004 to 20 May 2005;
(ii) 2004 interim report;
(iii) 2004 annual report; and
(iv) 2004 3rd quarterly report; and
(v) Circulars in relation with connected transactions.
(Please refer to the list enclosed for details)

PROCESSED
JUN 08 2005

Yours Truly,

He Shuhua
Company Secretary

Enclosure

地址：中国广州沙面北街四十五号
电话：(8620) 81885712-801
传真：(8620) 81876408 邮编：510132

List of Announcements (English Version)

	Announcements (English Version))	Date
1	Announcement of resignation of director	2004.6.24
2	Announcement	2004.7.14
3	Summary of interim report for the six months ended 30th june 2004	2004.8.30
4	The resolutions passed at the 3rh meeting of the 3rd session of the board of directors	2004.8.30
5	Announcement of resolutions passed at the 2nd meeting of the 3rd session of the supervisory committee	2004.8.30
6	Connected transactions:subscription of new shares in a non wholly-owned subsidiary	2004.8.30
7	The resolutions passed at the 4th meeting of the 3rd session of the board of directors	2004.9.10
8	Announcement of resignation of director	2004.9.10
9	Notice convening the second extraordinary general meeting for the year 2004	2004.9.15
10	Announcement	2004.10.6
[illegible]	[illegible]004 third quarterly report	2004.10.29
12	Announcement of the resolutions passed at the second extraordinary general meeting of 2004	2004.11.2
13	The resolutions passed at the 7th meeting of the 3rd session of the board of directors	2004.11.2
14	The resolutions passed at the 8th meeting of the 3rd session of the board of directors	2004.11.8
15	Discloseable transaction:deemed dilution of shareholding interest in wanglaoji pharmaceutical company limited and continuing connected transactio	2004.11.8
16	Notice convening the third extraordinary general meeting for the year 2004	2004.11.15
17	Notice convening a class meeting of the holders of thd overseas listed foreign shares	2004.11.15
18	Notice convening a class meeting of the holders of thd domestic shares	2004.11.15
19	The resolutions passed at the 9 meeting of the 3rd session of the board of directors	2004.11.29
20	Second notice convening the class meeting of the holders of thd overseas listed foreign shares	2004.12.14
21	Announcement of the resolutions passed at the third extraordinary general meeting of 2004	2004.12.31
22	Announcement of the resolutions at the class meeting of the holders of thd overseas listed foreign shares	2004.12.31
2[illegible]	[illegible]nnouncement of the resolutions at the class meeting of the holders of thd domestic shares	2004.12.31
24	Announcement	2005.4.14
25	Announcement	2005.4.26
26	Summary of annual report for 2004	2005.4.28
27	2005 first quarterly report	2005.4.28
28	The resolutions passed at the 11th meeting of the 3rd session of the board of directors	2005.4.28
29	Announcement of resolutions passed at the 4th meeting of the 3rd session of the supervisory committee	2005.4.28
30	Announcement of resignation of director	2005.4.28
31	Announcement of improvement in results forecast for the first half of 2005	2005.4.28
32	Continuing connected transactions	2005.4.28
33	Notice of the 2004 annual general meeting	2005.5.13

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



GPC

廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

(Stock Code: 0874)

Announcement of Resignation of Director

The Board hereby announces that it approved Mr. Li Yimin's resignation as director and vice chairman of the Company on 22 June 2004 with effect from the same date.

The Company and all members of the Board hereby confirm the truthfulness, accuracy and completeness of the contents of this announcement and jointly accept full responsibilities for any false representation, misleading statements or material omission.

Due to his health conditions, Mr. Li Yimin tendered his resignation as director and vice chairman of Guangzhou Pharmaceutical Company Limited (the "Company") to the board of directors (the "Board") of the Company. The Board approved Mr. Li's resignation as director and vice chairman of the Company by means of written resolution passed on 22 June 2004 with effect from the same date. Mr. Li confirms that there are no matters that need to be brought to the attention of the shareholders of the Company in relation to his resignation.

The Board hereby extends its appreciation for Mr. Li's efforts and contribution to the Company during the tenure of his office.

By order of the Board
He Shuhua
Company Secretary

Guangzhou, PRC, 23 June 2004

As at the date of this announcement, the Board comprises Mr. Cai Zhixiang, Mr. Zhou Yuejin and Mr. Feng Zansheng as executive directors and Mr. Wu Zhang, Mr. Wong Hin Wing and Mr. Zhang Heyong as independent non-executive directors.

Please also refer to the published version of this announcement in The Standard / Hong Kong Economic

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



GPC

廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

(H Share Stock Code: 0874)

Announcement

Based on the initial calculation of the Group's unaudited financial information for the six months ended 30 June 2004 prepared in accordance with the PRC accounting standards, the Group's net profit for the first half of 2004 is expected to decrease by 50% or above as compared with the corresponding period of last year. Details of the Group's operating results for the six months ended 30 June 2004 will be disclosed in the Company's 2004 interim report.

In accordance with the applicable PRC laws and regulations, the Company would publish the PRC Announcement in a designated newspaper in the PRC on 15 July 2004. This announcement is made pursuant to rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Shareholders and the general public are advised to be cautious about the investment risks associated with the trading of the Company's shares.

In accordance with the applicable laws and regulations promulgated by the China Securities Regulatory Commission and the Shanghai Stock Exchange in respect of the issue of an advance announcement by a listed issuer if, in general, its profit for the reporting period under review is lower than that of the corresponding period of the previous year by 50% or above, Guangzhou Pharmaceutical Company Limited (the "Company") would publish an announcement (the "PRC Announcement") in a designated newspaper in the People's Republic of China (the "PRC") on 15 July 2004. An extract of the main text of the PRC Announcement is set out below in accordance with Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited:

Based on the initial calculation of the Group's unaudited financial information for the six months ended 30 June 2004 prepared in accordance with the PRC accounting standards (which has taken into account the unaudited financial information of the Group for the 3 months ended 31 March 2004 set out in the 2004 first quarterly report of the Company published on 28 April 2004), the net profit of the Company and its subsidiaries (together the "Group") for the first half of 2004 is expected to decrease by 50% or above as compared with the corresponding period of last year, which is mainly due to factors including the fierce competition in the domestic pharmaceutical market, the significant decline in the operating results of the Company's subsidiary namely, Guangzhou Chinese Medicine Corporation and the provision made for certain merchandise of the above mentioned subsidiary. Details of the Group's operating results for the six months ended 30 June 2004 will be disclosed in the Company's 2004 interim results announcement which is expected to be announced around late August 2004 and the Company's 2004 interim report will be dispatched thereafter.

Shareholders and the public are advised to be cautious about the investment risks associated with the trading of the Company's shares.

By order of the Board
He Shuhua
Company Secretary

Guangzhou, PRC, 14 July 2004

As at the date of this announcement, the board of directors of the Company comprises Mr. Cai Zhixiang,



廣州藥業股份有限公司

GPC Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

(Stock Code: 0874)

SUMMARY OF INTERIM REPORT FOR THE SIX MONTHS ENDED 30TH JUNE 2004

1. IMPORTANT NOTICE

1.1 The Board of Directors and all the Directors of Guangzhou Pharmaceutical Company Limited (the "Company") collectively and individually accept full responsibility for the authenticity, accuracy and completeness of the information contained in this interim report and confirm that there are no false information, misleading statements nor material omissions in this interim report.

This announcement is extracted from the full text of the interim report. The full text of the interim report will also be published on the website of the Shanghai Stock Exchange ("SSE") (website: http://www.sse.com.cn) and the website of the Stock Exchange of Hong Kong Limited ("HKEX") (website: http://www.hkex.com.hk). Investors are advised to read the full text of the interim report for detailed information.

1.2 Mr. Cai Zhixiang (Chairman of the Board of Directors), Mr. Zhou Yuejin (General Manager), Mr. Gao Fang (Financial Controller) and Mr. Chen Binghua (Senior Finance Manager) individually accept responsibility for ensuring the authenticity and completeness of the financial reports contained in this interim report.

1.3 The financial reports contained in this interim report for the period ended 30th June 2004 (the "reporting period") are unaudited.

1.4 This interim report is prepared in both Chinese and English. In the event of different interpretation, with the exception of the condensed accounts prepared in accordance with Statement of Standard Accounting Practice 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants ("HK SSAP 25"), the Chinese shall prevail.

1.5 The full text of the interim report will contain all the information required by paragraphs 46(1) to 46(6) of appendix 16 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited in due course.

2. COMPANY PROFILE

2.1 The Company

Stock abbreviation	GZ Phar.
Stock Code	600332
Place of listing shares	The Shanghai Stock Exchange
Stock abbreviation	GZ Phar.
Stock Code	0874
Place of listing shares	The Stock Exchange of Hong Kong Limited

	Company secretary	Representative of securities affairs
Name	Mr. He Shuhua	Ms. Huang Xuezhen
Address	45 Sha Mian North Street, Guangzhou City, Guangdong Province, the People's Republic of China	45 Sha Mian North Street, Guangzhou City, Guangdong Province, the People's Republic of China
Telephone	(8620) 8121 8119	(8620) 8121 8086
Fax	(8620) 8121 6408	(8620) 8121 6408
E-mail	hesh@gpc.com.cn	huangxz@gpc.com.cn

2.2 Principal Financial Data and Indicators

2.2.1 Financial data and indicators prepared in accordance with Accounting Standards and Systems of the People's Republic of China (the "PRC Accounting Standards and Systems"):

Items	As at 30th June 2004 *(Unaudited)* *RMB*	As at 31st December 2003 *(Audited)* *RMB*	Changes (%)
Current assets	3,334,006,397.76	3,223,046,083.99	3.44
Current liabilities	2,101,334,086.83	1,948,138,687.47	7.86
Total assets	4,887,994,454.22	4,707,039,445.98	3.84
Shareholders' equity (excluding minority interests)	2,413,697,962.22	2,429,476,382.41	(0.65)
Net assets per share	2.98	3.00	(0.65)
Adjusted net assets per share	2.89	2.92	(1.03)

Items	For the six months ended 30th June 2004 *(Unaudited)* *RMB*	For the six months ended 30th June 2003 *(Unaudited)* *RMB*	Changes (%)
Net profit	31,808,644.71	93,613,387.19	(66.02)
Net profit after deducting extraordinary items	34,599,221.46	99,241,692.35	(65.14)
Earnings per share	0.0392	0.1154	(66.02)
Return on net assets	1.32%	3.93%	(66.41)
Net cash flows from operating activities	124,590,212.58	17,840,032.66	598.37

2.2.2 Extraordinary items included:

☑ Applicable ☐ Not applicable

Items	Amount *RMB*
Loss on disposal of investments and fixed assets	2,417,886.51
Loss on disposal of short-term investments	24,584.45
Non-operating income	4,266,871.32
Non-operating expenses excluding provision of assets	4,211,670.38
Reversal of provisions	9,046.84
Income tax effect	(412,353.57)
Total	2,790,576.75

2.2.3 Financial data and indicators prepared in accordance with General Accepted Accounting Principles in Hong Kong ("HK GAAP")

Assets and liabilities Items	As at 30th June 2004 *(Unaudited)* *RMB'000*	As at 31st December 2003 *(Audited)* *RMB'000*	Changes (%)
Current assets	3,336,593	3,224,064	3.49
Current liabilities	2,166,988	2,010,183	7.80
Total assets	5,135,500	4,954,091	3.66
Total liabilities (including minority interests)	2,598,661	2,402,674	8.16
Net assets	2,536,839	2,551,417	(0.57)
Net assets per share (RMB)	3.13	3.15	(0.57)

Results Items	For the six months ended 30th June 2004 *(Unaudited)* *RMB'000*	For the six months ended 30th June 2003 *(Unaudited)* *RMB'000*	Changes (%)
Profit before taxation	88,570	161,734	(45.24)
Profit attributable to shareholders	34,076	91,102	(62.60)
Earnings per share (RMB)	0.042	0.112	(62.60)

2.2.4 Reconciliation of the 2004 interim results between financial statements prepared in accordance with PRC Accounting Standards and Systems and HK GAAP (Unit: RMB'000)

☑ Applicable ☐ Not applicable

		Under PRC Accounting Standards and Systems	Under HK GAAP
Net profit/Profit attributable to shareholders		31,809	34,076
Reconciliation	Net profit under PRC Accounting Standards and Systems		31,809
	Amortisation of deferred capitalised intangible assets (note 1)		(5,223)
	Additional depreciation on difference in revalued fixed assets (note 2)		(988)
	Government subsidies recognised as income (note 3)		1,100
	Provision for employee benefits (note 4)		2,738
	Deferred taxation (note 5)		7,449
	Difference in minority interests (note 6)		(2,809)
	Profit attributable to shareholders under HK GAAP		34,076

Explanations for difference on net profit:

1) This is an amortisation of staff quarter reform costs incurred by the Company and its subsidiaries (collectively the "Group") prior to 2000 in relation to purchases of staff quarters by its employees. Under HK GAAP, such cost are recognised as an asset and are subject to amortisation on a straight line basis over a period of not more than 10 years to reflect the estimated remaining average service life of its employees in which the related economic benefits are recognised. Under PRC Accounting Standards and Systems, the staff quarter reform costs are written off against retained earnings when it incurred.

2) The Group's fixed assets were revalued by the international valuers in 1997 for the purpose of listing of the Company's H shares. Although the revaluation has been taken into the accounts of the Group prepared under HK GAAP, this is not acceptable to the accounts prepared under PRC Accounting Standards and Systems. Accordingly, the depreciation charge under HK GAAP is higher than that calculated under PRC Accounting Standards and Systems as the depreciation charge under HK GAAP is based on the revalued amount of fixed assets.

3) Government subsidies are recognised as capital reserve in the accounts prepared in accordance with PRC Accounting Standards and Systems. Under HK GAAP, government subsidies are recognised as other income in the profit and loss account and are transferred from profit after taxation to capital reserve.

4) On 1st December 2001, the Group has participated in a medical insurance scheme set up and managed by the Guangzhou People's Municipal Government as required by the Provisional Rules of Medical Insurance issued by the Guangzhou People's Municipal Government. Medical insurance relating to contributions accrued for the past service rendered by the retired and retiring employees are recognised as expenses in prior years under HK GAAP. However, in the accounts prepared under PRC Accounting Standards and Systems, medical insurance for the past service is recognised as expenses on cash basis. Cash basis is not acceptable under HK GAAP.

5) The Group has not made provision for deferred tax in the accounts prepared in accordance with PRC Accounting Standards and Systems. Under HK GAAP, deferred tax is accounted for using the balance sheet liability method on all taxable temporary differences for deferred tax liability, and to recognise deferred tax assets to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised.

6) This is resulted from the above difference in the accounts prepared under PRC Accounting Standards and Systems and HK GAAP.

3. CHANGES IN SHARE CAPITAL AND SHAREHOLDERS

3.1 Change in share capital

☐ Applicable ☑ Not applicable

3.2 As at 30th June 2004, the top ten major shareholders and the top ten shareholders holding the listed shares of the Company

Total number of shareholders at the end of the reporting period: 49,746

Details of the top 10 major shareholders:

Name of Shareholders (in full)	Changes in No. of shares held during the reporting period (Share)	No. of shares held (Share)	% of the issued share capital	Type of shares	No. of shares pledged or collateral (Share)	Nature of shares (State-owned or foreign invested)
Guangzhou Pharmaceutical Holdings Limited ("GPHL")	–	512,000,000	Approximately [illegible]	Unlisted	102,160,000	State-owned shares
HKSCC Nominees Limited	+32,000	218,202,999	Approximately 26.91	Listed	N/A	H shares
HSBC Nominees (Hong Kong) Limited	–	862,000	Approximately 0.11	Listed	N/A	H shares
Wong Chung King	–	308,000	Approximately 0.04	Listed	N/A	H shares
Deng Dakai	–	305,746	Approximately 0.04	Listed	N/A	A shares
Xu Weiping	Unknown	220,000	Approximately 0.03	Listed	N/A	A shares
Xing He Securities Investment Fund	46,061	216,354	Approximately 0.03	Listed	N/A	A shares
Chen Yuliang	+4,500	171,357	Approximately 0.02	Listed	N/A	A shares
Xing Guisong	Unknown	142,720	Approximately 0.02	Listed	N/A	A shares
Zhang La	–	123,000	Approximately 0.02	Listed	N/A	A shares

As at 30th June 2004, the top ten shareholders holding the listed shares of the Company are set out as follows:

Name of shareholders (in full)	Number of listed shares held at the end of the reporting period	Nature of shares (A shares, B shares, H shares or others)
HKSCC Nominees Limited	218,202,999	H shares
HSBC Nominees (Hong Kong) Limited	862,000	H shares
Wong Chung King	308,000	H shares
Deng Dakai	305,746	A shares
Xu Weiping	220,000	A shares
Xing He Securities Investment Fund	216,354	A shares
Chen Yuliang	171,357	A shares
Xing Guisong	142,720	A shares
Zhang La	123,000	A shares
Liu Zhizhong	120,000	A shares

GPC 廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

(Stock Code: 0874)

SUMMARY OF INTERIM REPORT FOR THE SIX MONTHS ENDED 30TH JUNE 2004

1. IMPORTANT NOTICE

1.1 The Board of Directors and all the Directors of Guangzhou Pharmaceutical Company Limited (the "Company") collectively and individually accept full responsibility for the authenticity, accuracy and completeness of the information contained in this interim report and confirm that there are no false information, misleading statements nor material omissions in this interim report.

This announcement is extracted from the full text of the interim report. The full text of the interim report will also be published on the website of the Shanghai Stock Exchange ("SSE") (website: http://www.sse.com.cn) and the website of the Stock Exchange of Hong Kong Limited ("HKEX") (website: http://www.hkex.com.hk). Investors are advised to read the full text of the interim report for detailed information.

1.2 Mr. Cai Zhixiang (Chairman of the Board of Directors), Mr. Zhou Yuejin (General Manager), Mr. Gao Fang (Financial Controller) and Mr. Chen Binghua (Senior Finance Manager) individually accept responsibility for ensuring the authenticity and completeness of the financial reports contained in this interim report.

1.3 The financial reports contained in this interim report for the period ended 30th June 2004 (the "reporting period") are unaudited.

1.4 This interim report is prepared in both Chinese and English. In the event of different interpretation, with the exception of the condensed accounts prepared in accordance with Statement of Standard Accounting Practice 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants ("HK SSAP 25"), the Chinese shall prevail.

1.5 The full text of the interim report will contain all the information required by paragraphs 46(1) to 46(6) of appendix 16 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited in due course.

2. COMPANY PROFILE

2.1 The Company

Stock abbreviation	GZ Phar.
Stock Code	600332
Place of listing shares	The Shanghai Stock Exchange
Stock abbreviation	GZ Phar.
Stock Code	0874
Place of listing shares	The Stock Exchange of Hong Kong Limited

	Company secretary	Representative of securities affairs
Name	Mr. He Shuhua	Ms. Huang Xuezhen
Address	45 Sha Mian North Street, Guangzhou City, Guangdong Province, the People's Republic of China	45 Sha Mian North Street, Guangzhou City, Guangdong Province, the People's Republic of China
Telephone	(8620) 8121 8119	(8620) 8121 8086
Fax	(8620) 8121 6408	(8620) 8121 6408
E-mail	hesh@gpc.com.cn	huangxz@gpc.com.cn

2.2 Principal Financial Data and Indicators

2.2.1 Financial data and indicators prepared in accordance with Accounting Standards and Systems of the People's Republic of China (the "PRC Accounting Standards and Systems"):

Items	As at 30th June 2004 *(Unaudited)* *RMB*	As at 31st December 2003 *(Audited)* *RMB*	Changes (%)
Current assets	3,334,006,397.76	3,223,046,083.99	3.44
Current liabilities	*2,101,334,086.83*	*1,948,138,687.47*	*7.86*
Total assets	4,887,994,454.22	4,707,039,445.98	3.84
Shareholders' equity (excluding minority interests)	2,413,697,962.22	2,429,476,382.41	(0.65)
Net assets per share	2.98	3.00	(0.65)
Adjusted net assets per share	2.89	2.92	(1.03)

Items	For the six months ended 30th June 2004 *(Unaudited)* *RMB*	For the six months ended 30th June 2003 *(Unaudited)* *RMB*	Changes (%)
Net profit	31,808,644.71	93,613,387.19	(66.02)
Net profit after deducting extraordinary items	34,599,221.46	99,241,692.35	(65.14)
Earnings per share	0.0392	0.1154	(66.02)
Return on net assets	1.32%	3.93%	(66.41)
Net cash flows from operating activities	124,590,212.58	17,840,032.66	598.37

2.2.2 Extraordinary items included:

☑ Applicable ☐ Not applicable

Items	Amount *RMB*
Loss on disposal of investments and fixed assets	2,417,886.51
Loss on disposal of short-term investments	24,584.45
Non-operating income	4,266,871.32
Non-operating expenses excluding provision of assets	4,211,670.38
Reversal of provisions	9,046.84
Income tax effect	(412,353.57)
Total	2,790,576.75

2.2.3 Financial data and indicators prepared in accordance with General Accepted Accounting Principles in Hong Kong ("HK GAAP")

Assets and liabilities Items	As at 30th June 2004 *(Unaudited)* *RMB'000*	As at 31st December 2003 *(Audited)* *RMB'000*	Changes (%)
Current assets	3,336,593	3,224,064	3.49
Current liabilities	2,166,988	2,010,183	7.80
Total assets	5,135,500	4,954,091	3.66
Total liabilities (Including minority interests)	2,598,661	2,402,674	8.16
Net assets	2,536,839	2,551,417	(0.57)
Net assets per share (RMB)	3.13	3.15	(0.57)

Results Items	For the six months ended 30th June 2004 *(Unaudited)* *RMB'000*	For the six months ended 30th June 2003 *(Unaudited)* *RMB'000*	Changes (%)
Profit before taxation	88,570	161,734	(45.24)
Profit attributable to shareholders	34,076	91,102	(62.60)
Earnings per share (RMB)	0.042	0.112	(62.60)

2.2.4 Reconciliation of the 2004 interim results between financial statements prepared in accordance with PRC Accounting Standards and Systems and HK GAAP (Unit: RMB'000)

☑ Applicable ☐ Not applicable

	Under PRC Accounting Standards and Systems	Under HK GAAP
Net profit/Profit attributable to shareholders	31,809	34,076

Reconciliation		
	Net profit under PRC Accounting Standards and Systems	*31,809*
	Amortisation of deferred capitalised intangible assets (note 1)	(5,223)
	Additional depreciation on difference in revalued fixed assets (note 2)	(988)
	Government subsidies recognised as income (note 3)	1,100
	Provision for employee benefits (note 4)	2,738
	Deferred taxation (note 5)	7,449
	Difference in minority interests (note 6)	(2,809)
	Profit attributable to shareholders under HK GAAP	34,076

Explanations for difference on net profit:

1) This is an amortisation of staff quarter reform costs incurred by the Company and its subsidiaries (collectively the "Group") prior to 2000 in relation to purchases of staff quarters by its employees. Under HK GAAP, such cost are recognised as an asset and are subject to amortisation on a straight line basis over a period of not more than 10 years to reflect the estimated remaining average service life of its employees in which the related economic benefits are recognised. Under PRC Accounting Standards and Systems, the staff quarter reform costs are written off against retained earnings when it incurred.

2) The Group's fixed assets were revalued by the international valuers in 1997 for the purpose of listing of the Company's H shares. Although the revaluation has been taken into the accounts of the Group prepared under HK GAAP, this is not acceptable to the accounts prepared under PRC Accounting Standards and Systems. Accordingly, the depreciation charge under HK GAAP is higher than that calculated under PRC Accounting Standards and Systems as the depreciation charge under HK GAAP is based on the revalued amount of fixed assets.

3) Government subsidies are recognised as capital reserve in the accounts prepared in accordance with PRC Accounting Standards and Systems. Under HK GAAP, government subsidies are recognised as other income in the profit and loss account and are transferred from profit after taxation to capital reserve.

4) On 1st December 2001, the Group has participated in a medical insurance scheme set up and managed by the Guangzhou People's Municipal Government as required by the Provisional Rules of Medical Insurance issued by the Guangzhou People's Municipal Government. Medical insurance relating to contributions accrued for the past service rendered by the retired and retiring employees are recognised as expenses in prior years under HK GAAP. However, in the accounts prepared under PRC Accounting Standards and Systems, medical insurance for the past service is recognised as expenses on cash basis. Cash basis is not acceptable under HK GAAP.

5) The Group has not made provision for deferred tax in the accounts prepared in accordance with PRC Accounting Standards and Systems. Under HK GAAP, deferred tax is accounted for using the balance sheet liability method on all taxable temporary differences for deferred tax liability, and to recognise deferred tax assets to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised.

6) This is resulted from the above difference in the accounts prepared under PRC Accounting Standards and Systems and HK GAAP.

3. CHANGES IN SHARE CAPITAL AND SHAREHOLDERS

3.1 Change in share capital

☐ Applicable ☑ Not applicable

3.2 As at 30th June 2004, the top ten major shareholders and the top ten shareholders holding the listed shares of the Company

Total number of shareholders at the end of the reporting period 49,746

Details of the top 10 major shareholders:

Name of Shareholders (in full)	Changes in No. of shares held during the reporting period (Share)	No. of shares held (Share)	% of the issued share capital	Type of shares	No. of shares pledged or collateral (Share)	Nature of shares (State-owned or foreign invested)
Guangzhou Pharmaceutical Holdings Limited ("GPHL")	—	513,000,000	Approximately 63.25	Unlisted	102,960,000	State-owned shares
HKSCC Nominees Limited	+32,000	218,202,999	Approximately 26.91	Listed	N/A	H shares
HSBC Nominees (Hong Kong) Limited	—	862,000	Approximately 0.11	Listed	N/A	H shares
Wong Chung King	—	308,000	Approximately 0.04	Listed	N/A	H shares
Deng Dakai	—	305,746	Approximately 0.04	Listed	N/A	A shares
Xu Weiping	Unknown	220,000	Approximately 0.03	Listed	N/A	A shares
Xing He Securities Investment Fund	-46,064	216,354	Approximately 0.03	Listed	N/A	A shares
Chen Yuliang	+4,800	171,357	Approximately 0.02	Listed	N/A	A shares
Xing Guisong	Unknown	142,720	Approximately 0.02	Listed	N/A	A shares
Zhang Le	—	123,000	Approximately 0.02	Listed	N/A	A shares

As at 30th June 2004, the top ten shareholders holding the listed shares of the Company are set out as follows:

Name of shareholders (in full)	Number of listed shares held at the end of the reporting period	Nature of shares (A shares, B shares, H shares or others)
HKSCC Nominees Limited	218,202,999	H shares
HSBC Nominees (Hong Kong) Limited	862,000	H shares
Wong Chung King	308,000	H shares
Deng Dakai	305,746	A shares
Xu Weiping	220,000	A shares
Xing He Securities Investment Fund	216,354	A shares
Chen Yuliang	171,357	A shares
Xing Guisong	142,720	A shares
Zhang Le	123,000	A shares
Liu Zhizhong	120,000	A shares



廣州藥業股份有限公司

GPC **Guangzhou Pharmaceutical Company Limited**

(a joint stock company with limited liability established in the People's Republic of China)

(Stock Code: 0874)

SUMMARY OF INTERIM REPORT FOR THE SIX MONTHS ENDED 30TH JUNE 2004

Details of the connection among the top ten major shareholders or they act in concert	(1) As notified by HKSCC Nominees Limited, the H shares under its name were held on behalf of its several clients. (2) GPHL is not connected with the other nine shareholders listed above. The Company is not aware of any connection among the nine shareholders, or whether they are persons acting in concert as stipulated in the "Rules Governing the Disclosure of Change in Shareholders' Shareholding in Listed Companies". (3) The Company is not ware of any connection among the ten shareholders holding listed shares of the Company, or whether they are persons acting in concert as stipulated in the "Rules Governing the Disclosure of Change in Shareholders' Shareholding in Listed Companies".

Details of contracted terms of shares allotted & issued to strategic investor or general corporation

Name of shareholders	Contracted Terms
No	No

3.3 Change in controlling shareholders and beneficial owners

☐ Applicable ☑ Not applicable

4. DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

4.1 Changes in the number of shares held by directors, supervisors and senior management.

☑ Applicable ☐ Not applicable

Name	Position	Shares held as at 1st January 2004 (Share)	Shares held as at 30th June 2004 (Share)	Reason for change
Mr. Cai Zhixiang	Director	14,700	14,700	–
Mr. Zhou Yuejin	Director	28,900	28,900	–
Mr. Feng Zansheng	Director	–	–	–
Mr. Wong Hin Wing	Independent Director	–	–	–
Mr. Wu Zhang	Independent Director	–	–	–
Mr. Zhang Heyong	Independent Director	–	–	–
Mr. Chen Caoying	Chairman of the Supervisory Committee	9,800	9,800	–
Mr. Ouyang Qiang	Supervisor	10,100	10,100	–
Mr. Zhong Yugan	Supervisor	–	–	
Mr. He Shuhua	Deputy General Manager and Company Secretary	27,700	27,700	–
Mr. Gao Fang	Financial Controller	–	–	–

Note: According to the long-term incentive scheme approved at the Company's first Extraordinary General Meeting of 2002, the Senior Management of the Company is entitled to an incentive bonus, provided that the target of operating profit of the relevant year is achieved. Part of the bonus has been used to subscribe for the Company's RMB domestic shares ("A shares") and has been reported to SSE in accordance with relevant rules and regulations.

5. MANAGEMENT DISCUSSION AND ANALYSIS

(Unless otherwise stated, the financial data contained in this summary is extracted from the financial statements prepared in accordance with PRC Accounting Standards and Systems.)

Scope of business

The Group is principally engaged in (1) manufacture and sales of Chinese Patent Medicine ("CPM"); (2) wholesale, retail, import and export of western and Chinese pharmaceutical products and medical apparatus; and (3) research and development of natural medicine and biological medicine.

Analysis of operating results

According to the interim financial report prepared in accordance with PRC Accounting Standards and Systems, the Group's turnover for the six months ended 30th June 2004 was approximately RMB3,990,694,000, representing an increase of 11.55% over that of the same period of 2003. Profit before taxation was approximately RMB91,053,000, representing a decrease of 44.07% over that of the same period of 2003. Net profit was approximately RMB31,809,000, representing a decrease of 66.02% over that of the same period of 2003.

According to the interim financial report prepared in accordance with HK GAAP, the Group's turnover for the six months ended 30th June 2004 was approximately RMB3,990,729,000, representing an increase of 11.55% over the same period of 2003. Profit before taxation was RMB88,570,000 representing an decrease of 45.24% over that of the same period of 2003. Profit attributable to shareholders was approximately RMB34,076,000, representing a decrease of 62.60% over that of the same period of 2003.

5.1 An analysis of the Group's turnover and profit from principal activities for the first six month of 2004 is set out as follows:

(Unit: RMB'000)

Segment	Turnover	Cost of sales	Gross profit (%)	Change in turnover over that of 2003 (%)	Change in cost of sales over that of 2003 (%)	Change in gross profit over that of 2003 (%)
Manufacturing	982,389	457,111	53.47	1.22	1.27	(0.04)
Trading:	3,008,305	2,815,155	6.42	15.40	16.84	(15.30)
Wholesale	2,788,067	2,627,346	5.76	20.43	21.10	(8.21)
Retail	123,158	96,586	21.58	(35.45)	(33.26)	(10.66)
Import and export	97,086	91,223	6.04	(3.94)	(4.08)	2.18
Total	3,990,694	3,272,266	18.00	11.55	14.38	(10.12)
Including: Connected transaction	38,784	36,581	5.68	(22.24)	(13.79)	(61.93)

(Unit: RMB'000)

By product	Turnover	Cost of sales	Gross profit (%)	Change in turnover over that of 2003 (%)	Change in cost of sales over that of 2003 (%)	Change in gross profit over that of 2003 (%)
Heat clearing and Anti Toxic medicine	240,651	124,643	48.21	(12.70)	(9.36)	(3.80)
Diabetic medicine	181,508	57,034	68.58	20.44	4.86	7.30
Cough and phlegm clearing medicine	96,073	55,250	42.49	(27.85)	(22.15)	(9.01)
Arthritic medicine	107,756	39,137	63.68	6.39	(1.94)	5.10
Gastric medicine	50,880	28,010	44.95	(7.95)	(4.28)	(4.49)
Including: Connected transaction	1,681	1,146	31.83	(83.54)	(77.33)	(36.97)

Pricing policy for connected transactions	The sales and purchases transactions with connected parties were at the terms similar to those transactions with other third parties. The prices are decided on arm's length after considering the relevant government pricing policy and market development trend.
Including:	During the reporting period, the total amount of sales connected transaction sold by the Company to the controlling shareholder and its subsidiaries was RMB38,783,858.21.

5.2 Geographical analysis of sales arising from principle activities is as follows:

☑ Applicable ☐ Not applicable

(Unit: RMB'000)

Area	Turnover	Change in turnover over that of 2003 (%)
Southern China	3,083,130	10.36
Eastern China	286,683	14.73
Northern China	164,929	5.21
North-eastern China	135,509	23.00
South-western China	168,174	17.36
North-western China	92,607	35.52
Exporting	59,662	12.98
Total	3,990,694	11.55

(1) CPM manufacturing business (the "Manufacturing Operations")

During the first half of 2004, the slowing down of growth in sales of the Manufacturing Operations and the decrease in operating results were caused by keen competition of domestic pharmaceutical market, increase in production cost pursuant to Good Manufacturing Practice (GMP) renovation in relation to quality of production management and the restrictions imposed through national advertising policies. To overcome the above difficulties and to sustain growth in sales, the Group has strengthened the promotion of key products, and improved the marketing efforts at end-users such as hospitals, community and pharmacies.

According to the interim financial report prepared in accordance with PRC Accounting Standards and System, turnover of the Group attributable to the Manufacturing Operations for the first half of 2004 was approximately RMB982,389,000, representing an increase of 1.22% over that of the same period of 2003. Profit before taxation was approximately RMB102,184,000, representing a decrease of 16.28% over that of the same period of 2003. According to the interim financial report prepared in accordance with HK GAAP, the turnover of the Group attributable to the Manufacturing Operations for the first half of 2004 was approximately RMB982,424,000, representing an increase of 1.23% over that of the same period of 2003. Profit before taxation was RMB99,359,000, representing a decrease of 18.49% over that of the same period of 2003.

In the first half of 2004, the sales of certain products, including Wang Lao Ji Liang Cha, Ru He San Jie Pian, Xin Yi Bi Yan Wan, Hua Zhi Quan, An Shen Bu Nao Ye and Zhuang Yao Jian Shen Xiao Wan, have significantly increased by 47.66%, 43.11%, 41.04%, 55.77%, 86.36% and 31.89% respectively as compared with the corresponding period of 2003. Sales of other products, including She Dan Chuan Bei Ye and Mi Lian Chuan Bei Pi Pa Gao, has significantly decreased by 42.22% and 33.26% respectively over that of the same period of 2003.

Sales analysis of major products for the six months ended 30th June 2004 is as follow:

Products	Turnover RMB'000	Gross profit RMB'000
Heat clearing and anti-toxic medicine	240,651	116,008
Diabetic medicine	181,508	124,474
Cough and phlegm clearing medicine	96,073	40,823
Arthritic medicine	107,756	68,618
Gastric medicine	50,880	22,870

During the reporting period, inventory turnover days of the Manufacturing Operations were 101.78 days, representing an increase of 1.78 days. Accounts receivable turnover days were 35.12 days, representing an increase of 5.14 days as compared with the corresponding period of 2003.

During the reporting period, the Group continued accelerating the process of research and development of new products and further development of certain existing key products. During the reporting period, research for 3 products has been completed and they are currently in the process of applications for new drug certifications, while 2 products are under research. Besides, "Feng Shi Ping Jiao Nang" has successfully passed the third clinic testing phase and is now in the process of application for production certification.

During the reporting period, 7 out of 9 manufacturing subsidiaries have been granted with GMP certification. Manufacturing subsidiaries namely Guangzhou Zhong Yi Pharmaceutical Co., Ltd. and Guangxi Ying Kang Pharmaceutical Co., Ltd. have speeded up the process of GMP renovation and are trying their best to pass GMP certification before the required deadline.

During the reporting period, the enterprise resources planning system ("ERP" system) has been fully implemented and operating in 7 manufacturing subsidiaries.

(2) Pharmaceutical products trading operations (including wholesaling, retailing, import and export) (the "Trading Operations")

The implementation of Good Supply Practice ("GSP") in relation to quality of trading managements, the changes in the national pricing policy on pharmaceutical products, and fierce competition in the domestic pharmaceutical market resulting from the market entry of large number of pharmacies offering lower selling price, have brought about direct impact on the domestic pharmaceutical industry. The above factors have also caused certain impact to the Group's Trading Operations.

During the reporting period, the Trading Operations made efforts as follow: Firstly, the continued active development of agency, distribution and wholesale arrangement for popular, new and specially good effect medicines. Meanwhile, the development of markets outside Guangdong Province through the advantage of agency distribution network of various brandnamed products. Secondly, the active improvement in the tender for hospital projects, with a view to increasing sales of the Group's products to hospitals; Thirdly, the adoption to changes in the pharmaceutical retail network in response to market changes, and taking advantage of brandnamed "Jian Min" and "Cai Zhi Lin" to develop flatship shops and community center shops to compete with the cheap chain pharmacies offering lower selling price.

The implementation of the above measures have attained favorable results. Turnover of the Trading Operations has maintained steady growth. The turnover of the Trading Operations prepared under PRC Accounting Standards and Systems for the first half of 2004 was approximately RMB3,008,305,000, represented 15.40% increase over that of the same period of 2003. Turnover of the Trading Operations prepared under HK GAAP for the first half of 2004 was approximately RMB3,008,305,000, represented 15.40% increase over that of the same period in 2003.



廣州藥業股份有限公司

GPC Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

(Stock Code: 0874)

SUMMARY OF INTERIM REPORT FOR THE SIX MONTHS ENDED 30TH JUNE 2004

Loss before taxation of the Trading Operations prepared in accordance with PRC Accounting Standards and System amounted to approximately RMB11,130,000, representing a significant decrease in operating result by 127.32% over that of the same period of 2003. Loss before taxation of the Trading Operations, prepared under HK GAAP was RMB10,789,000, representing a significant decrease in operating result by 127.08% over that of the same period of 2003. Main reasons for the significant decrease in operating result are:

1) Affected by the market entry of large number of pharmacies offering lower selling price and national pricing policy on pharmaceutical products, the Group's gross margin ratio continued to drop to 6.42%, representing a decrease of 1.61% over that of the same period of 2003.

2) During the reporting period, Guangzhou Chinese Medicine Corporation, a subsidiary of the Company has made a provision for inventories amounting to approximately RMB24,494,000 and redundancy payments to laid-off workers as compensation amounted to approximately RMB7,921,000.

The above factors have significant impact on the overall operating result of the Group during the reporting period.

As at 30th June 2004, the Group has 215 chain pharmacies, including 121 "Cai Zhi Lin" Traditional Chinese Medicine ("TCM") chain pharmacies, and 94 "Jian Min" western chemical medicine chain pharmacies.

During the reporting period, "Huang Jin Wei", a modernised pharmaceutical logistics centre has been put into use. It's the capablest and largest pharmaceutical logistics centre in Southern China in terms of area with the highest handling capacity, indicating that the *distribution capability of the Group has been further* improved.

GSP certification of the trading subsidiaries had been completed as planned. At present, the Company is in the process of the implementation and training of the ERP system in the Trading Operations.

5.3 Other business with significant impact on net profit

☐ Applicable ☑ Not applicable

5.4 Details of operations of the Company's subsidiaries (applicable for the Group's investee companies derived to the Group any investment income equal to 10% or above of *the Group's net profit*)

☐ Applicable ☑ Not applicable

5.5 Explanation on significant changes in principal activities and their compositions

☐ Applicable ☑ Not applicable

5.6 Explanation on significant changes in profit from principal activities (gross profit ratios) in comparison with 2003

☐ Applicable ☑ Not applicable

5.7 Analysis on significant changes in operating results and their composition in comparison with 2003

☑ Applicable ☐ Not applicable

(Unit: RMB)

Item	6 months ended 30th June 2004	6 months ended 30th June 2003	Changes	%
General and administrative expenses ("G&A")	330,447,617.90	292,237,293.34	38,210,324.56	13.08
Financial expenses	17,684,980.77	9,745,954.57	7,939,026.20	81.46

1. **Reasons for change:**

(1) During the reporting period, G&A increased by RMB38,210,000, representing an increase of 13.08% compared with the same period of 2003 due to the significant increase of stock provision of RMB24,494,000 for prudence purpose and redundancy payment for laid-off staff amounted to RMB7,921,000 accrued by Guangzhou Chinese Medicine Corporation, a subsidiary of the Company.

(2) Financial expenses increased by 81.46% compared with the same period of 2003 due to around 20% increase in long-term borrowings, which led to increased interest expenses, and increased discount interest, which was because one subsidiary of the Company discounted approximately RMB200,000,000 accounts receivables to the bank.

5.8 Details of use of proceeds from issue of A shares

5.8.1 Details of use of proceeds from issue of A shares

☑ Applicable ☐ Not applicable

RMB'000

Total proceeds received	737,990	Total amount of proceeds utilised in 2004	56,190
		Accumulated amount of proceeds utilised	619,960

Projects	Budgeted injection from proceeds of issue	Change in projects	Funds injected	Turnover and gross profit increased by	Agreed with the expected returns and the planned stage of completion
Xiao Ke Wan upgrade	29,800	No	29,800	Turnover 69,030, gross profit 47,320	Yes
Bao Ji Wan upgrade	11,000	No	11,000	Turnover 4,490, gross profit 1,240	Yes
Industrialisation of Wei Ke Qing	29,000	No	20,970	–	No
Automation of pill production	11,000	No	11,000	Turnover 8,290, gross profit 5,220	Yes
Technology upgrade of Hua Tuo Zai Zao Wan	17,000	No	17,000	Turnover 41,920, gross profit 27,510	Yes
Technology upgrade of throat, spleen and intestine pills	29,100	No	17,580	Turnover 19,970, gross profit 9,150	Yes
Technology upgrade for syrup production	29,500	No	29,500	–	Yes
Industrialisation of Ke Dan Li Tan Syrup	19,600	No	19,600	Turnover 6,030, gross profit 4,000	Yes
Technology upgrade of Xu Han Ting Granules	12,000	No	12,000	Turnover 16,240, gross profit 11,860	Yes
Automation of granules upgrade	29,900	No	29,900	Turnover 22,120, gross profit 9,190	Yes
Technology upgrade of flu granules for children	23,000	No	23,000	Turnover 4,190, gross profit 2,410	Yes
Industrialisation of Fu Yan Soluable Tablets	39,300	No	19,840	–	No
Technology upgrade of spleen, intestine and pimples tablets	17,800	No	17,800	Turnover 7,310, gross profit 4,970	Yes
Technology upgrade of syrup workshops	39,500	No	39,500	Turnover 3,770, gross profit 1,320	Yes
Technology upgrade of suppository workshops	12,000	No	12,000	Turnover 22,160, gross profit 17,730	Yes
Modernisation of extraction and purification technology	29,900	No	21,570	–	Yes
Critical purification of CO2 technology foundation	29,900	No	19,950	–	Yes
Expansion of Jian Min chain stores	89,300	No	65,400	–	Yes
Expansion of Cai Zhi Lin chain stores	58,500	No	21,730	–	No
Logistic centre upgrade	20,000	No	20,000	Turnover 561,630, gross profit 20,650	Yes
ERP for trading section upgrade	20,000	No	15,620	–	Yes
Bio-medicine research centre	80,000	No	55,490	–	Yes
Additional working capital	50,000	No	79,690 (note)	–	Yes
Total	708,300	–	619,960	Turnover 837,820, gross profit 162,570	–

Explanatory note on returns on projects and the stage of completion	Due to plant relocation, industrialization of Fu Yan Soluable Tablets and industrialization of Wei Ke Qing are expected to be completed by the end of 2004. Expansion of chain pharmacies also slowed down because of the severe competition in the retailing sector.
Reasons and procedures of change	N/A

Note: The net proceeds from the issue of A shares were approximately RMB 737,990,000. The portion exceeded the budgeted proceeds amounted to approximately RMB29,690,000 was used as additional working capital.

5.8.2 Change in the proposed use of the proceeds from issuing A shares

☐ Applicable ☑ Not applicable

5.9 Change in the Board's business plan

☐ Applicable ☑ Not applicable

5.10 Early warning and the explanation for negative impact on profit for the next reporting period, or significant profit fluctuation in comparison to the same period of 2003

☑ Applicable ☐ Not applicable

Due to severe competition in the domestic pharmaceutical market, the operating result of Guangzhou Chinese Medicine Corporation, a subsidiary of the Company, decreased significantly. In addition, provision was made for part of its inventory. The above factors resulted in net profit of the Group decreased by 66.02% comparing with amount in the same period of 2003 and are forecasted to have significant impact on the operating result of the Group in the next reporting period.

5.11 The Board's explanation on the qualified opinion issued by the auditors

☐ Applicable ☑ Not applicable

5.12 The Board's explanation on the new status and settlement of issues raised in qualified audit report of 2003 issued by auditors

☐ Applicable ☑ Not applicable

6. MAJOR EVENTS

6.1 Acquisition, disposal of assets and assets restructuring

6.1.1 Acquisition of or injection into assets

☑ Applicable ☐ Not applicable

(Unit: RMB'000)

Investee and assets acquired or injected	Acquisition/injection date	Transaction price	Contribution to the net profit from the date of acquisition/injection to the end of current period	Connected transaction or not (If yes, explain)	Pricing policy
51% of the equity interest of Guangxi Ying Kang Pharmaceutical Co., Ltd	2004.4.1	Approximately 11,717.00	(31.20)	No	–
51% of the equity interest of Guangzhou Pharmaceutical Ying Bang Marketing Co., Ltd (formerly known as Guangzhou Pharmaceutical Ying Bang Marketing Co., Ltd.)	2004.3.27	Approximately 3,883.70	543.80	Yes	On fair value basis

6.1.2 Sales or disposal of assets

☐ Applicable ☑ Not applicable

6.1.3 *Progress and effect on operating result and financial position* after the announcement of acquisition, disposal of assets and assets restructuring progress occurred.

☐ Applicable ☑ Not applicable

6.2 Significant guarantees

☑ Applicable ☐ Not applicable

(RMB'000)

Guaranteed	Date (date of the signing of the agreement)	Amount involved	Type of guarantee	Term of guarantee	Executed or not	Guarantee connected for parties or not
Guangzhou Pharmaceutical Corporation	6th May 2003 - 10th June 2004	405,000	Credit	1 year	No	No
Guangzhou Chinese Medicine Corporation	29th May 2003 - 19th April 2004	90,430	Credit	1 year	No	No
Guangzhou Pharmaceutical Import & Export Co., Ltd	24th April 2003 - 8th June 2004	33,570	Credit	1 year	No	No
Guangzhou Hanyu Pharmaceutical Co., Ltd.	31st March 2004	490	Credit	1 year	No	No
Total of the amount involved						0
Balance of guarantees						0
Include: balance of guarantees provided to connected parties						0
Amount of guarantees provided to the Company's subsidiaries by the Company						529,330
Amount of derogatory guarantees						0
% of the net assets of the Company						21.88%

6.3 Connected transactions

☑ Applicable ☐ Not applicable

Connected parties	Relationship	Amount due from connected parties: Net movement RMB'000	Amount due from connected parties: Ending balance RMB'000	Amount due to the Company: Net movement RMB'000	Amount due to the Company: Ending balance RMB'000
Other receivable and other payable:					
Guangzhou Pharmaceutical Holdings Limited	Controlling shareholder	744	7,577	4,319	14,308
Guangzhou Hualong Medical Appliances Co., Ltd.	Fellow subsidiary	–	100	–	–
Guangzhou Pharmaceutical Goods and Supply Company	Fellow subsidiary	–	–	3	3
Po Lian Development Company Limited	Fellow subsidiary	–	6,795	2,077	2,077
Guangzhou Zhongda Medical Company Limited	Associated company	21	7	–	207
Total		765	14,423	6,399	16,595

During the reporting period, the funds provided between the Company and its subsidiaries, which include accounts receivable and other receivables, was RMB765,262.97 and total balances were RMB14,423,121.36.



廣州藥業股份有限公司
GPC Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

(Stock Code: 0874)

SUMMARY OF INTERIM REPORT FOR THE SIX MONTHS ENDED 30TH JUNE 2004

6.4 Significant litigation or arbitration

☐ Applicable ☑ Not applicable

6.5 Explanation on impact and settlement of other significant matters

☐ Applicable ☑ Not applicable

6.6 During the reporting period, the number of the Company's employees was approximately 8,973. The remuneration policy of the employees had no material changes comparing with that of the previous reporting period. Staff cost for the first half of 2004 was RMB 299,976,000.

6.7 Liquidity, financial resources and capital structure

As at 30th June 2004, the current ratio of the Group was 1.59, and quick ratio was 1.18. Accounts receivable turnover rate was 8.66, and inventory turnover rate was 6.75, representing a decrease of 6.12% and 3.62% respectively compared with the same period of 2003.

As at 30th June 2004, long-term borrowings of the Group amounted to RMB127,180,000 (as at 31st December 2003: RMB107,180,000). These borrowings are fixed interest loans denominated in RMB, of which RMB47,680,000 are repayable in 2005 and RMB79,500,000 repayable in 2006. As at 30th June 2004, cash and cash equivalents of the Group amounted to RMB861,010,000, of which 97.49% is denominated in RMB and 2.51% is denominated in Hong Kong dollars.

6.8 Capital expenditure

The Group expected that capital expenditure for the year 2004 will be approximately RMB367 million (2003: RMB363 million) and actual expenditure in the first half of 2004 amounted to RMB120 million (the same period in 2003: RMB136 million). The Group has sufficient financial resources to meet the demand for capital expenditure and daily working capital.

6.9 Exposure to fluctuations in exchange rate

As the majority of the revenue, expenses, assets and liabilities of the Group are denominated in RMB, the Group does not have significant risk in exposure to fluctuations in exchange rate.

6.10 Contingent liabilities

Up to 30th June 2004, the Group has no significant contingent liabilities.

6.11 Charge on the group assets

As at 30th June 2004, the net book value of fixed assets pledged as security for bank loans granted to the Group amounted to RMB105,440,000.

6.12 The Board does not recommend the payment of a dividend for the six months ended 30th June 2004 nor propose any increase in share capital from the capitalisation of capital reserve.

6.13 During the reporting period, there was no significant disposal of assets, or merger and acquisition activities occurred in the Company, subsidiaries or associated companies.

6.14 Purchase, sale or redemption of shares

Neither of the Company or any of its subsidiaries had redeemed, sold, purchased or cancelled any of the Company's shares during the reporting period.

6.15 Bank loans, overdraft and other loans

Up to 30th June 2004, long-term bank loans increased by RMB20,000,000 and current portion of long-term liabilities decreased by RMB10,000,000. Short-term loans increased by RMB24,890,000 compared with 2003.

6.16 Gearing ratio

Up to 30th June 2004, the Group's gearing ratio (total liabilities/total assets x 100%) was 46.68% (31th December 2003: 44.84%). There have been no material adverse changes in the gearing ratio of the Group compared with 2003.

6.17 Compliance with the code of best practice

Throughout the reporting period, the Directors of the Company were not aware of any information that would reasonably indicate that the Company was not in compliance with the Code of Best Practice as set out in Appendix 14 to the Listing Rules of HKEX.

6.18 Standard code of the Company's directors' and supervisors' securities transactions (the "Standard Code")

During the reporting period, the Company had adopted a set of code of conducts which is not below the standard of the Standard Code. After specific inquiry to all Directors, all the Company's Directors complied with Directors' securities transaction standard which was prescribed in the Standard Code, and no exceptional case was noted.

6.19 The Audit Committee is constituted by three independent non-executive Directors, one of which is a qualified accountant. The Audit Committee has reviewed the accounting policies, accounting regulations and methods adopted by the Company, and discussed with management about the audit, internal controls and financial reporting. The Committee also reviewed the unaudited interim financial reports for the six months ended 30th June 2004.

7. FINANCIAL REPORTS

7.1 Audit opinion

Financial report Unaudited

7.2 Profit and loss account for the Group and the Company with comparative figures

(1) Profit and loss account and Profit Appropriation Statement of the Group and the Company for the reporting period prepared in accordance with PRC Accounting Standards and Systems

Profit and loss account and Profit Appropriation Statement

	The Group		The Company	
	The reporting period	The same period of 2003	The reporting period	The same period of 2003
	RMB	RMB	RMB	RMB
Revenues from main operations	3,990,694,132.12	3,577,432,478.96	–	–
Less: Cost of main operations	3,272,296,127.64	2,860,794,117.40	–	–
Less: taxes and levies on main operations	13,694,299.51	12,620,768.40	–	–
Profit from main operations	704,733,704.92	704,017,543.16	–	–
Add: Profit from other operations	18,388,152.28	19,447,910.34	1,794,856.02	(101,095.92)
Less: Selling expenses	278,658,990.85	289,993,026.35	–	–
Less: General and administrative expenses	330,447,617.90	292,217,293.34	8,334,793.43	9,496,481.49
Less: Financial expenses (income)	17,684,980.77	9,345,954.57	(784,289.06)	(2,037,278.47)
Operating profit	96,130,267.68	171,589,199.39	(5,755,651.35)	(7,540,298.94)
Add: Investment income (losses)	(277,440.50)	(123,373.71)	40,364,992.07	105,670,008.44
Add: Subsidy income	–	180,937.28	–	–
Add: Non-operating income	4,233,071.32	664,644.31	6,900.00	–
Less: Non-operating expenses	8,787,439.95	9,512,472.20	96,468.37	11,132.62
Total profit	91,033,458.55	162,798,925.23	34,519,772.10	98,098,576.58
Less: Income tax	52,938,643.69	60,757,080.64	–	–
Less: Minority interest	6,306,170.13	8,428,037.45	–	–
Net profit	31,808,644.71	93,613,327.19	34,519,772.10	98,098,576.58
Add: Retained earnings brought forward	82,558,496.93	73,918,668.87	356,049,259.87	282,714,439.79
Add: Transfer from others	–	–	–	–
Profit distributable	114,367,141.64	167,531,996.06	390,569,031.97	380,813,016.37
Less: Transfer to statutory surplus reserves	–	–	–	–
Less: Transfer to public welfare fund	–	–	–	–
Less: Transfer to staff bonus and welfare fund	–	–	–	–
Less: Transfer to reserve fund	–	–	–	–
Less: Enterprise expansion fund	–	–	–	–
Less: Profit returned to investment	–	–	–	–
Profit distributable to shareholders	114,367,141.64	167,531,996.06	390,569,031.97	380,813,016.37
Less: Dividend for preferred preferred shares	–	–	–	–
Less: Transfer to discretionary surplus reserves	–	–	–	–
Less: Dividend for ordinary shares	48,654,000.00	48,654,000.00	48,654,000.00	48,654,000.00
Less: Dividend for ordinary shares transfer to share capital	–	–	–	–
Retained earnings	65,713,141.64	118,877,996.06	341,915,031.97	332,159,016.37

(2) Extract from the interim financial report prepared in accordance with Hong Kong Statement of Standard Accounting Practice 25 ("Interim Financial Reporting")

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 30th June 2004

		Unaudited	
		Six months ended 30th June	
	Note	2004 RMB'000	2003 RMB'000
Turnover	1	3,990,729	3,577,432
Cost of sales		(3,272,460)	(2,860,794)
Gross profit		718,269	716,638
Other revenues		30,358	27,193
Distribution, administrative and other operating expenses		(637,336)	(566,426)
Operating profit	2	111,291	177,405
Finance costs		(22,482)	(15,607)
Share of profits less losses of			
Jointly controlled entities		–	(225)
Associated companies		(239)	161
Profit before taxation		88,570	161,734
Taxation	3	(45,488)	(62,227)
Profit after taxation		43,082	99,507
Minority interests		(9,006)	(8,405)
Profit attributable to shareholders		34,076	91,102
Dividend	4	48,654	48,654
Earnings per share	5	RMB0.042	RMB0.112

1 Segment information

The Group is organised into the following business segments:

- Manufacturing of Chinese Patent Medicine ("CPM")
- Wholesale of western pharmaceutical products, CPM, Chinese raw medicine and medical apparatus
- Retail of western pharmaceutical products, CPM, Chinese raw medicine and medical apparatus
- Import and export of western pharmaceutical products

Other operations of the Group mainly comprise holding of investment properties and investment securities, neither of which are of a sufficient size to be separately reported.

An analysis of the Group's revenue and results for the period by business segment is as follows:

Six months ended 30th June 2004

	Manufacturing RMB'000	Wholesale RMB'000	Retail RMB'000	Import and export RMB'000	Elimination RMB'000	Group RMB'000
Turnover						
External	982,624	2,708,061	123,154	97,086	–	3,990,729
Internal	27,413	101,172	3,147	–	(131,977)	–
Total	1,010,037	2,809,233	126,300	97,086	(131,977)	3,990,729
Segment results	122,344	12,321	(7,440)	2,129	(14,179)	118,475
Unallocated costs						(7,184)
Operating profit						111,291
Finance costs						(22,482)
Share of profits less losses of Associated companies	(239)					(239)
Profit before taxation						88,570
Taxation						(45,488)
Minority interests						(9,006)
Profit attributable to shareholders						34,076

Six months ended 30th June 2003

	Manufacturing RMB'000	Wholesale RMB'000	Retail RMB'000	Import and export RMB'000	Elimination RMB'000	Group RMB'000
Turnover						
External	970,509	2,315,062	190,793	101,068	–	3,577,432
Internal	27,122	109,959	4,140	–	(141,201)	–
Total	997,631	2,425,021	194,933	101,068	(141,201)	3,577,432
Segment results	143,929	45,386	6,175	1,093	(13,113)	184,070
Unallocated costs						(6,665)
Operating profit						177,405
Finance costs						(15,607)
Share of profits less losses of						
Jointly controlled entities	(225)					(225)
Associated companies	161					161
Profit before taxation						161,734
Taxation						(62,227)
Minority interests						(8,405)
Profit attributable to shareholders						91,102

2 Operating profit

Operating profit is stated after charging the following:

	Six months ended 30th June	
	2004 RMB'000	2003 RMB'000
Depreciation and amortisation of fixed assets	57,772	48,172
Amortisation of intangible assets	5,446	5,223
Loss on disposal of fixed assets	2,057	1,676
Impairment charge of investment securities	752	–
Write-down of inventories to net realisable value	24,494	–
Staff costs	299,976	284,583



廣州藥業股份有限公司
GPC Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

(Stock Code: 0874)

SUMMARY OF INTERIM REPORT FOR THE SIX MONTHS ENDED 30TH JUNE 2004

3 **Taxation**

Enterprise income tax of the People's Republic of China (the "PRC") has been provided at the rate of 33% (2003: 33%) on the estimated assessable profit for the period. Companies comprising the Group that are incorporated outside the PRC are liable to pay income tax on their taxable income in accordance with the tax laws of the countries in which they operate.

The amount of taxation charged to the condensed consolidated profit and loss account represents:

	Six months ended 30th June	
	2004	2003
	RMB'000	*RMB'000*
Current taxation		
— PRC enterprise income tax	52,938	60,757
Deferred taxation relating to the origination and reversal of temporary differences	(7,450)	1,426
	45,488	62,183
Share of taxation attributable to associated companies	—	44
Taxation charge	45,488	62,227

The taxation on the Group's profit before taxation differs from the theoretical amount that would arise using the taxation rate of the PRC enterprise income tax as follows:

	Six months ended 30th June	
	2004	2003
	RMB'000	*RMB'000*
Profit before taxation	88,570	161,734
Calculated at a taxation rate of 33% (2003: 33%)	29,228	53,372
Effect of different taxation rates in a subsidiary	(1,201)	(1,223)
Expenses not deductible for taxation purposes	17,461	11,919
Tax refund	—	(1,841)
Taxation charge	45,488	62,227

4 **Dividend**

	Six months ended 30th June	
	2004	2003
	RMB'000	*RMB'000*
2003 final dividend, paid, of RMB 0.06 (2002 final dividend, paid, of RMB 0.06) per share	48,654	48,654

At a meeting held on 29th March 2004, the directors proposed a final dividend of RMB0.06 per share for the year ended 31st December 2003, which was paid in June and July 2004 for H and A shares respectively and has been reflected as an appropriation of retained earnings for the six months ended 30th June 2004.

The Directors do not recommend the payment of interim dividend for the six months ended 30th June 2004.

5 **Earnings per share**

The calculation of earnings per share is based on the Group's profit attributable to shareholders of RMB34,076,000 (2003: RMB91,102,000) and the weighted average number of 810,900,000 shares (2003: 810,900,000 shares) in issue during the period.

7.3 **Notes to the account**

7.3.1 Explain the contents, reasons and impact, if there was change of accounting policies, change of accounting estimation or accounting errors.

☐ Applicable ☑ Not applicable

7.3.2 Explain the reasons and impact, if there was significant change of scope of consolidation.

☑ Applicable ☐ Not applicable

During the reporting period, two more subsidiaries were included in the Group's consolidation scope. In accordance with the rules of Ministry of Finance[1998]No.66 "Questions and Answers concerning implementing Accounting Standards and Accounting Systems of joint stock company", the injection date of Ying Kang Pharmaceutical Co., Ltd or acquisition date of Guangzhou Pharmaceutical Group Yingbang Marketing Co., Ltd the date that the control on the investees' net assets and operations was substantially transferred to the invester.

Name of Investee	*Date of acquisition or injection*	*% of equity interest at the end of reporting period*
Guangxi Ying Kang Pharmaceutical Co., Ltd	2004.4.1	51%
Guangzhou Pharmaceutical Ying Bang Marketing Co., Ltd. (original namely Guangzhou Pharmaceutical Holding Limited Ying Bang Marketing Co., Ltd.)	2004.2.27	51%

(RMB)

	As at 30 June 2004				From date of acquisition or injection to the end of the reporting period	
Name of investee	Total assets	Including: current asset	Total liabilities	Including: current liabilities	Total profit	Net profit
Guangxi Ying Kang Pharmaceutical Co., Ltd	46,666,375.10	19,032,513.13	5,619,101.15	3,354,674.68	(61,158.08)	(61,158.08)
Guangzhou Pharmaceutical Ying Bang Marketing Co., Ltd. (original namely Guangzhou Pharmaceutical Holding Limited Ying Bang Marketing Co., Ltd.)	79,388,096.81	28,541,393.43	23,881,197.63	23,881,197.63	862,461.56	615,296.53

7.3.3 Notes to the non-standard unqualified auditors' report

☐ Applicable ☑ Not applicable

Guangzhou Pharmaceutical Company Limited
Cai Zhixiang

27th August 2004

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT OF THE RESOLUTIONS PASSED AT THE THIRD MEETING OF THE THIRD SECTION OF THE BOARD OF DIRECTORS

The Company and all members of the Board of the Directors hereby confirm the truthfulness, accuracy and completeness of the contents of this announcement and jointly accept full responsibility for any false representation, misleading statement or material omission herein contained.

IT IS HEREBY ANNOUNCED THAT the third meeting of the Third Section of the Board of Directors (the "Board") of Guangzhou Pharmaceutical Company Limited (the "Company") was held at the office of the Company at the Conference Room, 2nd Floor, 45 Sha Mian North Street, Guangzhou on 27 August 2004. Six directors were eligible to attend the meeting and the six of them attended the meeting. Mr. Wong Hin Wing and Mr. Wu Zhang, two directors of the Company, attended the meeting by way of teleconference. The meeting was presided by Mr. Cai Zhixiang. The supervisors and senior management of the Company were present at the meeting. The meeting was in compliance with the requirements of the Company Law and the Articles of Association of the Company. After detailed discussions, the following matters were considered and unanimously approved by the directors at the meeting:

1. the 2004 interim report of the Company;
2. the unaudited financial statements of the Company for the first half of 2004;
3. the opinion of the Audit Committee on the 2004 interim report of the Company;
4. the proposed subscription of newly issued shares of Guangzhou Hanfang Modern Chinese Medicine Research and Development Limited (廣州漢方現代中藥研究開發有限公司) by Guangzhou Pharmaceutical Company Limited;
5. the proposal for remuneration of the independent directors and external supervisors for the year 2004 of the Company;

   The Third Section of the Board of Directors and the Supervisory Committee of the Company were formed by way of election at the first Extraordinary General Meeting of the Company of the year 2004. The proposal for the total amount of remuneration of directors and supervisors for the year 2004 was considered and passed at the 29th meeting of the Second Section of the Board of Directors and the 2003 Annual General Meeting. Remuneration of the independent directors and external supervisors for the year 2004 of the Company was resolved as follows:

   (1) Each of the independent non-executive directors of the Third Section of the Board of Directors of the Company who are residents of Hong Kong or Mainland residents are entitled to an emolument of RMB50,000 per annum (inclusive of tax). Each of the independent non-executive directors who are members of the Audit Committee of the Board of Directors are entitled to an emolument of RMB30,000 per annum (inclusive of tax).

   (2) Each of the external supervisors are entitled to an emolument of RMB30,000 per annum (inclusive of tax).

6. the proposal for convening 2004 second Extraordinary General Meeting (the date of convening will be announced in due course).

The Board of Directors
Guangzhou Pharmaceutical Company Limited

Guangzhou, the PRC, 27 August 2004

As at the date of this announcement, the Board comprises Mr. Cai Zhixiang, Mr. Zhou Yuejin, Mr. Feng Zansheng as executive directors, and Mr. Wu Zhang, Mr. Wong Hin Wing and Mr. Zhang Heyong as independent non-executive directors.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMNT OF RESOLUTIONS PASSED AT THE SECOND MEETING OF THE THIRD SECTION OF THE SUPERVISORY COMMITTEE

IT IS HEREBY ANNOUNCED THAT the second meeting of the Third Section of the Supervisory Committee of Guangzhou Pharmaceutical Company Limited (the "Company") was held on 27 August 2004 at the office of the Company at the Conference Room, 2nd floor, 45 Sha Mian North Street, Guangzhou. The meeting was presided by Mr. Chen Canying, the Chairman of the Supervisory Committee. Three supervisors were eligible to attend the meeting and two of them attended the meeting. Mr. Zhong Yugan, a supervisor of the Company, appointed Mr. Ouyang Qiang to attend and vote on his behalf. The meeting was in compliance with the requirements of the Company Law and the Articles of Association of the Company. The following resolutions were considered and passed at the meeting:

1. the 2004 interim report of the Company;
2. the unaudited financial statements of the Company for the first half of 2004;
3. the opinion of the Audit Committee on the 2004 interim report of the Company;
4. the proposed subscription of newly issued shares of Guangzhou Hanfang Modern Chinese Medicine Research and Development Limited (廣州漢方現代中藥研究開發有限公司) by Guangzhou Pharmaceutical Company Limited.

The Supervisory Committee
Guangzhou Pharmaceutical Company Limited

Guangzhou, the PRC, 27 August 2004

As at the date of this announcement, the Board comprises Mr. Cai Zhixiang, Mr. Zhou Yuejin, Mr. Feng Zansheng as executive directors, and Mr. Wu Zhang, Mr. Wong Hin Wing and Mr. Zhang Heyong as independent non-executive directors.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



廣州藥業股份有限公司

GPC **Guangzhou Pharmaceutical Company Limited**

(a joint stock company with limited liability established in the People's Republic of China)

(Stock Code: 0874)

CONNECTED TRANSACTION: SUBSCRIPTION OF NEW SHARES IN A NON WHOLLY-OWNED SUBSIDIARY

On 27 August 2004, all of the Hanfang Shareholders entered into the Subscription Agreement whereby the Company conditionally agreed to subscribe for the Subscription Shares, being 44,480,000 new Hanfang Shares, at RMB1 per Share. The Subscription Shares represent about 53% of the existing registered capital of Guangzhou Hanfang and about 35% of the registered capital of Guangzhou Hanfang as enlarged by the Subscription. The Company currently holds about 54.03% interest in Guangzhou Hanfang. Immediately upon completion of the Subscription, the Company's interest in Guangzhou Hanfang will increase to about 70.04%.

The consideration of RMB1 per Subscription Share represents a premium of approximately 17.6% over the net asset value per Hanfang Share of about RMB0.85 as at 31 December 2003.

GPHL, the Company's controlling shareholder which holds about 63.26% shareholding interest in the Company, has approximately 30.78% shareholding interest in Guangzhou Hanfang. Accordingly, the Subscription which involves the Company acquiring further interest in Guangzhou Hanfang constitutes a connected transaction of the Company as defined in the respective listing rules of the Stock Exchange of Hong Kong Limited and the Shanghai Stock Exchange.

The Subscription Agreement will become effective upon approval by the Shareholders at the Company's general meeting. According to the Listing Rules, the Subscription Agreement is subject to the Independent Shareholders' approval. The Directors propose to seek the Independent Shareholders' approval of the Subscription Agreement in the EGM. GPHL and its associates will abstain from voting at the EGM in relation to the Subscription Agreement.

The Independent Board Committee will be formed to consider the Subscription and the terms of the Subscription Agreement, and an independent financial adviser will be appointed to advise the Independent Board Committee on those issues. A circular containing, among other things, details of the Subscription Agreement, the recommendation of the Independent Board Committee, the advice of its independent financial adviser and the notice of the EGM will be dispatched to the Shareholders as soon as practicable. This announcement will be published simultaneously at the Shanghai Stock Exchange.

SUBSCRIPTION AGREEMENT

Date

27 August 2004

Parties

(a) Subscriber of the Subscription Shares:

The Company, which is one of the Hanfang Shareholders by holding about 54.03% of the existing registered capital of Guangzhou Hanfang and there is no other subscriber in the Subscription.

(b) Other parties:

The other 11 Hanfang Shareholders, which in aggregate hold about 45.97% of the existing registered capital of Guangzhou Hanfang. Please refer to the paragraph headed "Shareholding structure of Guangzhou Hanfang" for details of the Hanfang Shareholders. The other 11 Hanfang Shareholders have agreed to waive the pre-emptive rights to subscribe for the Subscription Shares in proportion to their existing respective shareholdings in Guangzhou Hanfang.

The Subscription

Pursuant to the Subscription Agreement, all the Hanfang Shareholders, being the Company and the other 11 Hanfang Shareholders, have agreed to increase the registered capital of Guangzhou Hanfang by way of subscription by the Company for the Subscription Shares, being 44,480,000 new Hanfang Shares. The Subscription Shares represent about 53% of the existing registered capital of Guangzhou Hanfang and about 35% of the registered capital of Guangzhou Hanfang as enlarged by the Subscription Shares. The Company's interest in Guangzhou Hanfang will increase from the current level of 54.03% to about 70.04% as a result of the Subscription. Currently, the board of directors of Guangzhou Hanfang comprises 7 directors and the Company has appointed 4 directors to the existing board of directors of Guangzhou Hanfang. Pursuant to the Subscription Agreement, the composition of the board of directors will remain unchanged.

GPHL, the Company's controlling shareholder which holds about 63.26% shareholding interest in the Company, is a substantial shareholder of Guangzhou Hanfang by holding about 30.78% of its existing registered capital. Accordingly, the Subscription which involves the Company acquiring further interest in Guangzhou Hanfang constitutes a connected transaction of the Company as defined in the respective listing rules of the Stock Exchange of Hong Kong Limited and the Shanghai Stock Exchange.

Consideration

The consideration for the Subscription Shares is RMB1 per Subscription Share. The total consideration in the amount of RMB 44,480,000 will be settled by the Company in cash within five business days upon the effective date of the Subscription Agreement. The total consideration will be funded by the internal resources of the Group. According to the terms of the Subscription Agreement, it will become effective upon approval by the Independent Shareholders and there is no long stop date for the Subscription. None of the conditions of the Subscription Agreement will be waivable. As at the date of this announcement, the Company has not paid any deposit for the Subsciption.

The consideration of RMB1 per Subscription Share represents a premium of about 17.6% over the net asset value per Hanfang Share of about RMB0.85 as at 31 December 2003 (based on the audited net asset value of Guangzhou Hanfang of about RMB71.2 million and a total of 83,284,300 Hanfang Shares in issue as at 31 December 2003).

The terms of the Subscription Agreement, including the consideration for the Subscription Shares, were arrived at after arm's length negotiation between the Company and the other Hanfang Shareholders after taking into account (i) the factors set out in the paragraph headed "Reasons for the Subscription" below; (ii) the subscription by seven Hanfang Shareholders, being GPHL, Ms. Liu Ju Yan, Mr. Mo Shang Zhi, Mr. Cai Xing Chun, Mr. Zhao Xiang Yong and Mr. Ge Fa Huan, for Hanfang Shares in February 2003 at a consideration of RMB1 per Hanfang Share, which represented a premium of about 18.9% over the audited net asset value per Hanfang Share of approximately RMB0.841 as at 31 December 2002; (iii) the net asset value per Hanfang Share of approximately RMB0.85 as at 31 December 2003; and (iv) the nominal value of Hanfang Shares of RMB1 each. In addition, having considered the factors set out in the paragraph headed "Reasons for the Subscription" below, the Directors consider that the Subscription is in the interest of the Company and the Shareholders as a whole, and the terms of the Subscription Agreement are fair and reasonable.

Restriction on the transfer of the Subscription Shares

The Company and Huadong Chinese Medicine, which are interested in approximately 70.04% and approximately 3.91% of the registered capital of Guangzhou Hanfang, respectively, following completion of the Subscription Agreement, are restricted from disposing of, transferring or pledging the Hanfang Shares owned by them within 3 years from the date of the Subscription Agreement, being 27 August 2004, unless otherwise agreed by all the Hanfang Shareholders. The remaining Hanfang Shareholders are not subject to such restriction on disposal, transfer or pledge of their Hanfang Shares.

The Company provides resources, other than technical know-how, and Huadong Chinese Medicine provides technical know-how for the research and development of the Chinese medicines for the Project. The Directors consider that both parties are critical for the successful implementation of the Project and continuous research and development in Chinese medicines and their production methods conducted by Guangzhou Hanfang are of strategic importance to the Group. In view of the above and in order to demonstrate commitments to the Project by the Company and Huadong Chinese Medicine, the Directors consider that the restriction on the transfer of the Subscription Shares is fair and reasonable and in the interest of the Company and the Shareholders as a whole. GPHL, through GPHL's shareholding in the Company which provides resources, other than technical know-how, to Guangzhou Hanfang. Therefore, the Directors consider that it is fair and reasonable for not to apply restriction on the transfer of its holding of Hanfang Shares. As the shareholdings of shareholders of Guangzhou Hanfang, other than the Company, Huadong Chinese Medicine and GPHL, are insignificant, the Directors consider that it is fair and reasonable for not to apply the restriction on the transfer of their respective shareholdings in Hanfang Shares.

Completion

The Subscription is expected to be completed on the date when the new business license of Guangzhou Hanfang (reflecting its new registered capital and its new shareholding structure) is issued by 廣州市工商行政管理局 (Guangzhou Industrial and Commerce Administration Bureau). It is expected that the new business license of Guangzhou Hanfang will be issued not later than 30 business days from the date of the Independent Shareholders' approval of the Subscription.

Shareholding structure of Guangzhou Hanfang

Set out below is the shareholding structure of Guangzhou Hanfang immediately before and after completion of the Subscription:

Hanfang Shareholders	Immediately before the completion of the Subscription		Immediately after the completion of the Subscription	
	No. of Hanfang Shares	Approximate %	No. of Hanfang Shares	Approximate %
The Company	45,000,000	54.03	89,480,000	70.04
廣州陳李濟藥廠 (Guangzhou Chen Li Ji Pharmaceutical Factory) (Note 1)	2,000,000	2.40	2,000,000	1.57
廣州中一藥業有限公司 (Guangzhou Zhongyi Pharmaceutical Co., Ltd) (Note 2)	1,000,000	1.20	1,000,000	0.78
廣州敬修堂(藥業)股份有限公司 (Guangzhou Jing Xiu Tang (Pharmaceutical) Co., Ltd) (Note 3)	850,000	1.02	850,000	0.67
廣州市醫藥工業研究所 (Guangzhou Pharmaceutical Industrial Research Institute) (Note 4)	1,150,000	1.39	1,150,000	0.90
安徽華東中藥工程集團有限責任公司 (Huadong Chinese Medicine) (Note 5)	5,000,000	6.00	5,000,000	3.91
GPHL	25,634,300	30.78	25,634,300	20.06
Ms. Liu Ju Yan (Note 6)	600,000	0.72	600,000	0.47
Mr. Mo Shang Zhi (Note 6)	550,000	0.66	550,000	0.43
Mr. Cai Xing Chun (Note 6)	500,000	0.60	500,000	0.39
Mr. Zhao Xiang Yong (Note 7)	500,000	0.60	500,000	0.39
Mr. Ge Fa Huan (Note 7)	500,000	0.60	500,000	0.39
Total	83,284,300	100.00	127,764,300	100.00

Notes:

1. 廣州陳李濟藥廠 (Guangzhou Chen Li Ji Pharmaceutical Factory) is a wholly-owned subsidiary of the Company.
2. 廣州中一藥業有限公司(Guangzhou Zhongyi Pharmaceutical Co., Ltd) is a 90.36% owned subsidiary of the Company.
3. 廣州敬修堂（藥業）股份有限公司 (Guangzhou Jing Xiu Tang (Pharmaceutical) Co., Ltd) is a 88.40% owned subsidiary of the Company.
4. 廣州市醫藥工業研究所 (Guangzhou Pharmaceutical Industrial Research Institute) is a wholly-owned subsidiary of GPHL and a connected person (as defined by the Listing Rules) of the Company.
5. 安徽華東中藥工程集團有限責任公司 (Huadong Chinese Medicine) is an Independent Third Party.
6. Mr. Liu Ju Yan, Mr. Mo Shang Zhi and Mr. Cai Xing Chun are the executive directors of Guangzhou Hanfang.
7. Mr. Zhao Xing Yong and Mr. Ge Fa Huan are senior management of Guangzhou Hanfang.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



廣州藥業股份有限公司
GPC Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

(Stock Code: 0874)

CONNECTED TRANSACTION: SUBSCRIPTION OF NEW SHARES IN A NON WHOLLY-OWNED SUBSIDIARY

INFORMATION ON THE GROUP, GUANGZHOU HANFANG AND GPHL

The Group

The Group is principally engaged in (i) manufacture and sales of Chinese patent medicine; (ii) wholesale, retail, import and export of Western and Chinese pharmaceutical products and various medical apparatus; and (iii) research and development of natural medicine and biological medicine in the PRC.

Guangzhou Hanfang

Guangzhou Hanfang commenced its business operations in 2002. Guangzhou Hanfang is a non wholly-owned subsidiary of the Company and is the main research and development arm of the Group. It is principally engaged in the research and development of Chinese patent medicine. As at 31 December 2003 and 30 June 2004, the audited net asset value and unaudited net asset value of Guangzhou Hanfang were about RMB71.2 million and about RMB71.1 million, respectively. For the year ended 31 December 2003 and the six months ended 30 June 2004, Guangzhou Hanfang recorded audited net loss of about RMB4.1 million and unaudited net loss of about RMB0.01 million, respectively.

GPHL

GPHL is a state-owned enterprise in the PRC. Since its establishment in 1983, GPHL has been principally engaged in the development, manufacture and trading of pharmaceutical products.

REASONS FOR THE SUBSCRIPTION

Guangzhou Hanfang is conducting research of the Project (i.e. "modernized methods for extracting the useful ingredients of Chinese medicine" (中藥提取分離過程現代化). The useful ingredients of Chinese medicine represent the ingredients which are functionally crucial for the Chinese medicine intended to be manufactured. Guangzhou Hanfang will apply for patent for each of the products being developed by the Project. At present, the production of Chinese medicine is largely based on traditional methods, such as boiling and grinding of herbs. These traditional methods of Chinese medicine production the medicine is produced with redundant ingredients that are naturally present in the herbs, which in turn causes inconsistency in the quality of the medicine since the traditional methods of production cannot control the proportion of useful and redundant ingredients. The aim of the Project is to develop new production methods that can extract the useful ingredients from the herbs without the redundant ingredients such that the medicine produced will be of higher and consistent quality. Currently, the Project has commenced and the construction of buildings and installation of equipment for research and development and production of the products being developed by the Project has been completed. Guangzhou Hangfang has successfully developed the extraction and purification technology mainly for two Chinese medicines, namely, Ganoderma Lucidum Spore Oil (靈芝孢子油) and Feng Shi Ping Jiao Nang (風濕平膠囊). Currently, Ganoderma Lucidum Spore Oil is awaiting product certification from relevant authority of the PRC. Feng Shi Ping Jiao Nang has successfully passed the third phase of clinical testing and is awaiting product certification from relevant authority of the PRC. At present, the sales of Ganoderma Lucidum Spore Oil has commenced in Hong Kong since the second half of 2003 and Guangzhou Hanfang is in the process of applying patent for the product. The sales of Feng Shi Ping Jiao Nang has not yet commenced as the product is awaiting the product certification from relevant authority of the PRC and Guangzhou Hanfang has applied patent for the product. The sale of Feng Shi Ping Jiao Nang is expected to commence in 2005.

In view of the two Chinese medicines being successfully developed by the Project, the Directors consider that the Project can broaden the products of the Group. In addition, the Directors are of the view that continuous research and development in Chinese medicine and their production methods currently conducted by Guangzhou Hanfang at present, are of strategic importance to the Group. In order to stay competitive in the market in the long run, continuous research and development is essential for the Group. Therefore, in view of the above, the Directors consider that the Subscription strengthens the Group's ability in research and development and the Group can benefit from commercialization of the products being developed by the Project. The Directors consider that the Subscription is in the interest of the Shareholders as a whole.

Setting out below is the financial information of Guangzhou Hanfang (which is prepared in accordance with the PRC accounting standards):

	As at 31 December 2002 RMB'000 (Audited)	As at 31 December 2003 RMB'000 (Audited)	As at 30 June 2004 RMB'000 (Unaudited)
Net asset value	42,052	71,205	71,109
Loss before tax	7,123	4,130	96
Loss after tax	7,123	4,130	96

Guangzhou Hanfang recorded audited net loss of about RMB4.1 million for the year ended 31 December 2003, which represented a decrease of about 42.3% as compared with the audited net loss of about RMB7.1 million for the year ended 31 December 2002. The unaudited net loss of Guangzhou Hanfang for the six months ended 30 June 2004 amounted to about HK$0.01 million, which represented a decrease of about 99.7% as compared with the unaudited net loss of about RMB3.6 million of the corresponding period in 2003. The Directors consider that such improvement in the financial results of Guangzhou Hanfang was mainly due to commercialization of Ganoderma Lucidum Spore Oil during the second half of 2003.

Guangzhou Hanfang intends to apply the proceeds of the Subscription for further research and development and commercialization of the products being developed by the Project.

Having considered the factors set out in this paragraph, the Directors consider that the terms of the Subscription are fair and reasonable and are under normal commercial terms. The Directors are of the opinion that the Subscription is in the interest of the Company and the Shareholders as a whole.

GENERAL

GPHL, the Company's controlling shareholder which holds about 63.26% shareholding interest in the Company, is a substantial shareholder of Guangzhou Hanfang by holding about 30.78% of its existing registered capital. Accordingly, the Subscription which involves the Company acquiring further interest in Guangzhou Hanfang constitutes a connected transaction of the Company as defined in the respective listing rules of the Stock Exchange of Hong Kong Limited and the Shanghai Stock Exchange.

The Subscription Agreement will become effective upon approval by the Shareholders at the Company's general meeting. According to the Listing Rules, the Subscription Agreement is subject to the Independent Shareholders' approval. The Directors propose to seek the Independent Shareholders' approval of the Subscription Agreement at the EGM. GPHL and its associates will abstain from voting at the EGM in relation to the Subscription Agreement.

The Independent Board Committee will be formed to consider the Subscription and the terms of the Subscription Agreement, and an independent financial adviser will be appointed to advise the Independent Board Committee on those issues. A circular containing, among other things, details of the Subscription Agreement, the recommendation of the Independent Board Committee, the advice of its independent financial adviser and the notice of the EGM will be dispatched to the Shareholders as soon as practicable. This announcement will be published simultaneously at the Shanghai Stock Exchange.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"Board"	the board of Directors
"Company"	廣州藥業股份有限公司 (Guangzhou Pharmaceutical Company Limited), a company incorporated in the PRC the securities of which are listed on The Stock Exchange of Hong Kong Limited and the Shanghai Stock Exchange
"Directors"	the directors of the Company
"EGM"	the extraordinary general meeting of the Company to be convened consider and approve the Subscription Agreement
"Group"	the Company and its subsidiaries
"GPHL"	廣州醫藥集團有限公司 (Guangzhou Pharmaceutical Holdings Limited), a state-owned company incorporated in the PRC and the controlling shareholder of the Company which currently holds about 63.26% shareholding interest in the Company
"Guangzhou Hanfang"	廣州漢方現代中藥研究開發有限公司 (Guangzhou Hanfang Modern Chinese Medicine Research and Development Limited), a company incorporated in the PRC and currently a 54.03% owned subsidiary of the Company
"Hanfang Share(s)"	a unit (units) of RMB1 in the registered capital of Guangzhou Hanfang
"Hanfang Shareholders"	the existing shareholders of Guangzhou Hanfang, namely the Company, 廣州陳李濟藥廠 (Guangzhou Chen Li Ji Pharmaceutical Factory), 廣州中一藥業有限公司 (Guangzhou Zhongyi Pharmaceutical Co., Ltd), 廣州敬修堂(藥業)股份有限公司 (Guangzhou Jing Xiu Tang (Pharmaceutical) Co., Ltd), 廣州市醫藥工業研究所 (Guangzhou Pharmaceutical Industrial Research Institute), 安徽華東中藥工程集團有限責任公司 (Huadong Chinese Medicine), GPHL, Ms. Liu Ju Yan, Mr. Mo Shang Zhi, Mr. Cai Xing Chun, Mr. Zhao Xiang Yong and Mr. Ge Fa Huan
"Huadong Chinese Medicine"	安徽華東中藥工程集團有限責任公司 (Huadong Chinese Medicine Engineering Group Limited), a company incorporated in the PRC and an Independent Third Party
"Independent Board Committee"	the independent board committee of the Company to be formed to consider the terms of the Subscription
"Independent Shareholders"	Shareholders other than GPHL and its associates
"Independent Third Party"	an independent third party which is not connected with the Company or its subsidiaries, the Directors, chief executive or substantial shareholders of the Company and its subsidiaries or their respective associates (as defined in the Listing Rules)
"Listing Rules"	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"PRC"	the People's Republic of China
"Project"	the project to develop "modernized methods for extracting the useful ingredients of Chinese medicine" (中藥提取分離過程現代化)
"RMB"	Renminbi, the official currency of the PRC
"Shareholders"	holders of shares of RMB1 each in the capital of the Company
"Subscription"	the subscription of the Subscription Shares by the Company pursuant to the Subscription Agreement
"Subscription Agreement"	the subscription agreement dated 27 August 2004 entered into among the Hanfang Shareholders
"Subscription Shares"	44,480,000 new Hanfang Shares agreed to be subscribed by the Company pursuant to the Subscription Agreement
"%"	per cent

By order of the Board
He Shuhua
Company Secretary

Guangzhou, the PRC, 27 August 2004

As at the date of this announcement, the Board comprises Mr. Cai Zhixiang, Mr. Zhou Yuejin, Mr. Feng Zansheng as executive directors, and Mr. Wu Zhang, Mr. Wong Hin Wing and Mr. Zhang Heyong as independent non-executive directors.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

(Stock Code: 0874)

CONNECTED TRANSACTION: SUBSCRIPTION OF NEW SHARES IN A NON WHOLLY-OWNED SUBSIDIARY

On 27 August 2004, all of the Hanfang Shareholders entered into the Subscription Agreement whereby the Company conditionally agreed to subscribe for the Subscription Shares, being 44,480,000 new Hanfang Shares, at RMB1 per Share. The Subscription Shares represent about 53% of the existing registered capital of Guangzhou Hanfang and about 35% of the registered capital of Guangzhou Hanfang as enlarged by the Subscription. The Company currently holds about 54.03% interest in Guangzhou Hanfang. Immediately upon completion of the Subscription, the Company's interest in Guangzhou Hanfang will increase to about 70.04%.

The consideration of RMB1 per Subscription Share represents a premium of approximately 17.6% over the net asset value per Hanfang Share of about RMB0.85 as at 31 December 2003.

GPHL, the Company's controlling shareholder which holds about 63.26% shareholding interest in the Company, has approximately 30.78% shareholding interest in Guangzhou Hanfang. Accordingly, the Subscription which involves the Company acquiring further interest in Guangzhou Hanfang constitutes a connected transaction of the Company as defined in the respective listing rules of the Stock Exchange of Hong Kong Limited and the Shanghai Stock Exchange.

The Subscription Agreement will become effective upon approval by the Shareholders at the Company's general meeting. According to the Listing Rules, the Subscription Agreement is subject to the Independent Shareholders' approval. The Directors propose to seek the Independent Shareholders' approval of the Subscription Agreement in the EGM. GPHL and its associates will abstain from voting at the EGM in relation to the Subscription Agreement.

The Independent Board Committee will be formed to consider the Subscription and the terms of the Subscription Agreement, and an independent financial adviser will be appointed to advise the Independent Board Committee on those issues. A circular containing, among other things, details of the Subscription Agreement, the recommendation of the Independent Board Committee, the advice of its independent financial adviser and the notice of the EGM will be dispatched to the Shareholders as soon as practicable. This announcement will be published simultaneously at the Shanghai Stock Exchange.

SUBSCRIPTION AGREEMENT

Date

27 August 2004

Parties

(a) *Subscriber of the Subscription Shares:*

The Company, which is one of the Hanfang Shareholders by holding about 54.03% of the existing registered capital of Guangzhou Hanfang and there is no other subscriber in the Subscription.

(b) *Other parties:*

The other 11 Hanfang Shareholders, which in aggregate hold about 45.97% of the existing registered capital of Guangzhou Hanfang. Please refer to the paragraph headed "Shareholding structure of Guangzhou Hanfang" for details of the Hanfang Shareholders. The other 11 Hanfang Shareholders have agreed to waive the pre-emptive rights to subscribe for the Subscription Shares in proportion to their existing respective shareholdings in Guangzhou Hanfang.

The Subscription

Pursuant to the Subscription Agreement, all the Hanfang Shareholders, being the Company and the other 11 Hanfang Shareholders, have agreed to increase the registered capital of Guangzhou Hanfang by way of subscription by the Company for the Subscription Shares, being 44,480,000 new Hanfang Shares. The Subscription Shares represent about 53% of the existing registered capital of Guangzhou Hanfang and about 35% of the registered capital of Guangzhou Hanfang as enlarged by the Subscription Shares. The Company's interest in Guangzhou Hanfang will increase from the current level of 54.03% to about 70.04% as a result of the Subscription. Currently, the board of directors of Guangzhou Hanfang comprises 7 directors and the Company has appointed 4 directors to the existing board of directors of Guangzhou Hanfang. Pursuant to the Subscription Agreement, the composition of the board of directors will remain unchanged.

GPHL, the Company's controlling shareholder which holds about 63.26% shareholding interest in the Company, is a substantial shareholder of Guangzhou Hanfang by holding about 30.78% of its existing registered capital. Accordingly, the Subscription which involves the Company acquiring further interest in Guangzhou Hanfang constitutes a connected transaction of the Company as defined in the respective listing rules of the Stock Exchange of Hong Kong Limited and the Shanghai Stock Exchange.

Consideration

The consideration for the Subscription Shares is RMB1 per Subscription Share. The total consideration in the amount of RMB 44,480,000 will be settled by the Company in cash within five business days upon the effective date of the Subscription Agreement. The total consideration will be funded by the internal resources of the Group. According to the terms of the Subscription Agreement, it will become effective upon approval by the Independent Shareholders and there is no long stop date for the Subscription. None of the conditions of the Subscription Agreement will be waivable. As at the date of this announcement, the Company has not paid any deposit for the Subsciption.

The consideration of RMB1 per Subscription Share represents a premium of about 17.6% over the net asset value per Hanfang Share of about RMB0.85 as at 31 December 2003 (based on the audited net asset value of Guangzhou Hanfang of about RMB71.2 million and a total of 83,284,300 Hanfang Shares in issue as at 31 December 2003).

The terms of the Subscription Agreement, including the consideration for the Subscription Shares, were arrived at after arm's length negotiation between the Company and the other Hanfang Shareholders after taking into account (i) the factors set out in the paragraph headed "Reasons for the Subscription" below; (ii) the subscription by seven Hanfang Shareholders, being GPHL, Ms. Liu Ju Yan, Mr. Mo Shang Zhi , Mr. Cai Xing Chun, Mr. Zhao Xiang Yong and Mr. Ge Fa Huan, for Hanfang Shares in February 2003 at a consideration of RMB1 per Hanfang Share, which represented a premium of about 18.9% over the audited net asset value per Hanfang Share of approximately RMB0.841 as at 31 December 2002; (iii) the net asset value per Hanfang Share of approximately RMB0.85 as at 31 December 2003; and (iv) the nominal value of Hanfang Shares of RMB1 each. In addition, having considered the factors set out in the paragraph headed "Reasons for the Subscription" below, the Directors consider that the Subscription is in the interest of the Company and the Shareholders as a whole, and the terms of the Subscription Agreement are fair and reasonable.

Restriction on the transfer of the Subscription Shares

The Company and Huadong Chinese Medicine, which are interested in approximately 70.04% and approximately 3.91% of the registered capital of Guangzhou Hanfang, respectively, following completion of the Subscription Agreement, are restricted from disposing of, transferring or pledging the Hanfang Shares owned by them within 3 years from the date of the Subscription Agreement, being 27 August 2004, unless otherwise agreed by all the Hanfang Shareholders. The remaining Hanfang Shareholders are not subject to such restriction on disposal, transfer or pledge of their Hanfang Shares.

The Company provides resources, other than technical know-how, and Huadong Chinese Medicine provides technical know-how for the research and development of the Chinese medicines for the Project. The Directors consider that both parties are critical for the successful implementation of the Project and continuous research and development in Chinese medicines and their production methods conducted by Guangzhou Hanfang are of strategic importance to the Group. In view of the above and in order to demonstrate commitments to the Project by the Company and Huadong Chinese Medicine, the Directors consider that the restriction on the transfer of the Subscription Shares is fair and reasonable and in the interest of the Company and the Shareholders as a whole. GPHL, through GPHL's shareholding in the Company which provides resources, other than technical know-how, to Guangzhou Hanfang. Therefore, the Directors consider that it is fair and reasonable for not to apply restriction on the transfer of its holding of Hanfang Shares. As the shareholdings of shareholders of Guangzhou Hanfang, other than the Company, Huadong Chinese Medicine and GPHL, are insignificant, the Directors consider that it is fair and reasonable for not to apply the restriction on the transfer of their respective shareholdings in Hanfang Shares.

Completion

The Subscription is expected to be completed on the date when the new business license of Guangzhou Hanfang (reflecting its new registered capital and its new shareholding structure) is issued by 廣州市工商行政管理局 (Guangzhou Industrial and Commerce Administration Bureau). It is expected that the new business license of Guangzhou Hanfang will be issued not later than 30 business days from the date of the Independent Shareholders' approval of the Subscription.

Shareholding structure of Guangzhou Hanfang

Set out below is the shareholding structure of Guangzhou Hanfang immediately before and after completion of the Subscription:

Hanfang Shareholders	Immediately before the completion of the Subscription		Immediately after the completion of the Subscription	
	No. of Hanfang Shares	Approximate%	No. of Hanfang Shares	Approximate%
The Company	45,000,000	54.03	89,480,000	70.04
廣州陳李濟藥廠 (Guangzhou Chen Li Ji Pharmaceutical Factory) (Note 1)	2,000,000	2.40	2,000,000	1.57
廣州中一藥業有限公司 (Guangzhou Zhongyi Pharmaceutical Co., Ltd) (Note 2)	1,000,000	1.20	1,000,000	0.78
廣州敬修堂(藥業)股份有限公司 (Guangzhou Jing Xiu Tang (Pharmaceutical) Co., Ltd) (Note 3)	850,000	1.02	850,000	0.67
廣州市醫藥工業研究所 (Guangzhou Pharmaceutical Industrial Research Institute) (Note 4)	1,150,000	1.39	1,150,000	0.90
安徽華東中藥工程集團有限責任公司 (Huadong Chinese Medicine) (Note 5)	5,000,000	6.00	5,000,000	3.91
GPHL	25,634,300	30.78	25,634,300	20.06
Ms. Liu Ju Yan (Note 6)	600,000	0.72	600,000	0.47
Mr. Mo Shang Zhi (Note 6)	550,000	0.66	550,000	0.43
Mr. Cai Xing Chun (Note 6)	500,000	0.60	500,000	0.39
Mr. Zhao Xiang Yong (Note 7)	500,000	0.60	500,000	0.39
Mr. Ge Fa Huan (Note 7)	500,000	0.60	500,000	0.39
Total	83,284,300	100.00	127,764,300	100.00

Notes:

1. 廣州陳李濟藥廠 (Guangzhou Chen Li Ji Pharmaceutical Factory) is a wholly-owned subsidiary of the Company.

2. 廣州中一藥業有限公司(Guangzhou Zhongyi Pharmaceutical Co., Ltd) is a 90.36% owned subsidiary of the Company.

3. 廣州敬修堂（藥業）股份有限公司 (Guangzhou Jing Xiu Tang (Pharmaceutical) Co., Ltd) is a 88.40% owned subsidiary of the Company.

4. 廣州市醫藥工業研究所 (Guangzhou Pharmaceutical Industrial Research Institute) is a wholly-owned subsidiary of GPHL and a connected person (as defined by the Listing Rules) of the Company.

5. 安徽華東中藥工程集團有限責任公司 (Huadong Chinese Medicine) is an Independent Third Party.

6. Mr. Liu Ju Yan, Mr. Mo Shang Zhi and Mr. Cai Xing Chun are the executive directors of Guangzhou Hanfang.

7. Mr. Zhao Xing Yong and Mr. Ge Fa Huan are senior management of Guangzhou Hanfang.

INFORMATION ON THE GROUP, GUANGZHOU HANFANG AND GPHL

The Group

The Group is principally engaged in (i) manufacture and sales of Chinese patent medicine; (ii) wholesale, retail, import and export of Western and Chinese pharmaceutical products and various medical apparatus; and (iii) research and development of natural medicine and biological medicine in the PRC.

Guangzhou Hanfang

Guangzhou Hanfang commenced its business operations in 2002. Guangzhou Hanfang is a non wholly-owned subsidiary of the Company and is the main research and development arm of the Group. It is principally engaged in the research and development of Chinese patent medicine. As at 31 December 2003 and 30 June 2004, the audited net asset value and unaudited net asset value of Guangzhou Hanfang were about RMB71.2 million and about RMB71.1 million, respectively. For the year ended 31 December 2003 and the six months ended 30 June 2004, Guangzhou Hanfang recorded audited net loss of about RMB4.1 million and unaudited net loss of about RMB0.01 million, respectively.

GPHL

GPHL is a state-owned enterprise in the PRC. Since its establishment in 1983, GPHL has been principally engaged in the development, manufacture and trading of pharmaceutical products.

REASONS FOR THE SUBSCRIPTION

Guangzhou Hanfang is conducting research of the Project (i.e. "modernized methods for extracting the useful ingredients of Chinese medicine" (中藥提取分離過程現代化). The useful ingredients of Chinese medicine represent the ingredients which are functionally crucial for the Chinese medicine intended to be manufactured. Guangzhou Hanfang will apply for patent for each of the products being developed by the Project. At present, the production of Chinese medicine is largely based on traditional methods, such as boiling and grinding of herbs. These traditional methods of Chinese medicine production the medicine is produced with redundant ingredients that are naturally present in the herbs, which in turn causes inconsistency in the quality of the medicine since the traditional methods of production cannot control the proportion of useful and redundant ingredients. The aim of the Project is to develop new production methods that can extract the useful ingredients from the herbs without the redundant ingredients such that the medicine produced will be of higher and consistent quality. Currently, the Project has commenced and the construction of buildings and installation of equipment for research and development and production of the products being developed by the Project has been completed. Guangzhou Hangfang has successfully developed the extraction and purification technology mainly for two Chinese medicines, namely, Ganoderma Lucidum Spore Oil (靈芝孢子油) and Feng Shi Ping Jiao Nang (風濕平膠囊). Currently, Ganoderma Lucidum Spore Oil is awaiting product certification from relevant authority of the PRC. Feng Shi Ping Jiao Nang has successfully passed the third phase of clinical testing and is awaiting product certification from relevant authority of the PRC. At present, the sales of Ganoderma Lucidum Spore Oil has commenced in Hong Kong since the second half of 2003 and Guangzhou Hanfang is in the process of applying patent for the product. The sales of Feng Shi Ping Jiao Nang has not yet commenced as the product is awaiting the product certification from relevant authority of the PRC and Guangzhou Hanfang has applied patent for the product. The sale of Feng Shi Ping Jiao Nang is expected to commence in 2005.

In view of the two Chinese medicines being successfully developed by the Project, the Directors consider that the Project can broaden the products of the Group. In addition, the Directors are of the view that continuous research and development in Chinese medicine and their production methods currently conducted by Guangzhou Hanfang at present, are of strategic importance to the Group. In order to stay competitive in the market in the long run, continuous research and development is essential for the Group. Therefore, in view of the above, the Directors consider that the Subscription strengthens the Group's ability in research and development and the Group can benefit from commercialization of the products being developed by the Project. The Directors consider that the Subscription is in the interest of the Shareholders as a whole.

Setting out below is the financial information of Guangzhou Hanfang (which is prepared in accordance with the PRC accounting standards):

	As at 31 December 2002 *RMB'000* *(Audited)*	**As at 31 December 2003** *RMB'000* *(Audited)*	**As at 30 June 2004** *RMB'000* *(Unaudited)*
Net asset value	42,052	71,205	71,109
Loss before tax	7,123	4,130	96
Loss after tax	7,123	4,130	96

Guangzhou Hanfang recorded audited net loss of about RMB4.1 million for the year ended 31 December 2003, which represented a decrease of about 42.3% as compared with the audited net loss of about RMB7.1 million for the year ended 31 December 2002. The unaudited net loss of Guangzhou Hanfang for the six months ended 30 June 2004 amounted to about HK$0.01 million, which represented a decrease of about 99.7% as compared with the unaudited net loss of about RMB3.6 million of the corresponding period in 2003. The Directors consider that such improvement in the financial results of Guangzhou Hanfang was mainly due to commercialization of Ganoderma Lucidum Spore Oil during the second half of 2003.

Guangzhou Hanfang intends to apply the proceeds of the Subscription for further research and development and commercialization of the products being developed by the Project.

Having considered the factors set out in this paragraph, the Directors consider that the terms of the Subscription are fair and reasonable and are under normal commercial terms. The Directors are of the opinion that the Subscription is in the interest of the Company and the Shareholders as a whole.

GENERAL

GPHL, the Company's controlling shareholder which holds about 63.26% shareholding interest in the Company, is a substantial shareholder of Guangzhou Hanfang by holding about 30.78% of its existing registered capital. Accordingly, the Subscription which involves the Company acquiring further interest in Guangzhou Hanfang constitutes a connected transaction of the Company as defined in the respective listing rules of the Stock Exchange of Hong Kong Limited and the Shanghai Stock Exchange.

The Subscription Agreement will become effective upon approval by the Shareholders at the Company's general meeting. According to the Listing Rules, the Subscription Agreement is subject to the Independent Shareholders' approval. The Directors propose to seek the Independent Shareholders' approval of the Subscription Agreement at the EGM. GPHL and its associates will abstain from voting at the EGM in relation to the Subscription Agreement.

The Independent Board Committee will be formed to consider the Subscription and the terms of the Subscription Agreement, and an independent financial adviser will be appointed to advise the Independent Board Committee on those issues. A circular containing, among other things, details of the Subscription Agreement, the recommendation of the Independent Board Committee, the advice of its independent financial adviser and the notice of the EGM will be dispatched to the Shareholders as soon as practicable. This announcement will be published simultaneously at the Shanghai Stock Exchange.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"Board"	the board of Directors
"Company"	廣州藥業股份有限公司 (Guangzhou Pharmaceutical Company Limited), a company incorporated in the PRC the securities of which are listed on The Stock Exchange of Hong Kong Limited and the Shanghai Stock Exchange
"Directors"	the directors of the Company
"EGM"	the extraordinary general meeting of the Company to be convened consider and approve the Subscription Agreement
"Group"	the Company and its subsidiaries
"GPHL"	廣州醫藥集團有限公司 (Guangzhou Pharmaceutical Holdings Limited), a state-owned company incorporated in the PRC and the controlling shareholder of the Company which currently holds about 63.26% shareholding interest in the Company
"Guangzhou Hanfang"	廣州漢方現代中藥研究開發有限公司 (Guangzhou Hanfang Modern Chinese Medicine Research and Development Limited), a company incorporated in the PRC and currently a 54.03% owned subsidiary of the Company
"Hanfang Share(s)"	a unit (units) of RMB1 in the registered capital of Guangzhou Hanfang
"Hanfang Shareholders"	the existing shareholders of Guangzhou Hanfang, namely the Company, 廣州陳李濟藥廠 (Guangzhou Chen Li Ji Pharmaceutical Factory), 廣州中一藥業有限公司 (Guangzhou Zhongyi Pharmaceutical Co., Ltd), 廣州敬修堂(藥業)股份有限公司 (Guangzhou Jing Xiu Tang (Pharmaceutical) Co., Ltd), 廣州市醫藥工業研究所 (Guangzhou Pharmaceutical Industrial Research Institute), 安徽華東中藥工程集團有限責任公司 (Huadong Chinese Medicine), GPHL, Ms. Liu Ju Yan, Mr. Mo Shang Zhi, Mr. Cai Xing Chun, Mr. Zhao Xiang Yong and Mr. Ge Fa Huan
"Huadong Chinese Medicine"	安徽華東中藥工程集團有限責任公司 (Huadong Chinese Medicine Engineering Group Limited), a company incorporated in the PRC and an Independent Third Party
"Independent Board Committee"	the independent board committee of the Company to be formed to consider the terms of the Subscription
"Independent Shareholders"	Shareholders other than GPHL and its associates
"Independent Third Party"	an independent third party which is not connected with the Company or its subsidiaries, the Directors, chief executive or substantial shareholders of the Company and its subsidiaries or their respective associates (as defined in the Listing Rules)
"Listing Rules"	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"PRC"	the People's Republic of China
"Project"	the project to develop "modernized methods for extracting the useful ingredients of Chinese medicine" (中藥提取分離過程現代化)
"RMB"	Renminbi, the official currency of the PRC
"Shareholders"	holders of shares of RMB1 each in the capital of the Company
"Subscription"	the subscription of the Subscription Shares by the Company pursuant to the Subscription Agreement
"Subscription Agreement"	the subscription agreement dated 27 August 2004 entered into among the Hanfang Shareholders
"Subscription Shares"	44,480,000 new Hanfang Shares agreed to be subscribed by the Company pursuant to the Subscription Agreement
"%"	per cent

By order of the Board
He Shuhua
Company Secretary

Guangzhou, the PRC, 27 August 2004

As at the date of this announcement, the Board comprises Mr. Cai Zhixiang, Mr. Zhou Yuejin, Mr. Feng Zansheng as executive directors, and Mr. Wu Zhang, Mr. Wong Hin Wing and Mr. Zhang Heyong as independent non-executive directors.

Please also refer to the published version of this announcement in The Standard / Hong Kong Economic Times.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



廣州藥業股份有限公司

GPC Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

(Stock Code: 0874)

RESOLUTIONS PASSED AT THE FOURTH MEETING OF THE THIRD SESSION OF THE BOARD

This announcement is made in accordance with Rule 13.9 and paragraph 45 of Appendix 16 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

The Company and the members of the Board hereby confirm the truthfulness, accuracy and completeness of the contents of this announcement and jointly accept full responsibility for any false representation, misleading statement or material omission contained herein.

Guangzhou Pharmaceutical Company Limited (the "Company") held the fourth meeting of the third session of the board of directors (the "Board") on 9 September 2004 at the Conference Room, 2nd Floor, 45 Sha Mian North Street, Guangzhou City. All of the six eligible directors of the Company attended the meeting, among whom Mr. Wong Hin Wing and Mr. Zhang Heyong did so by means of telephone communication. The meeting was chaired by Mr. Cai Zhixiang. The supervisors and the senior management of the Company were present at the meeting. The meeting was in accordance with the Company Law of the People's Republic of China and the provisions of the Company's Articles of Association. After detailed discussions, the following matters were considered and unanimously approved and passed by the directors at the meeting:

1. The election of Mr. Zhou Yuejin as Vice Chairman of the third session of the Board (profile attached);
2. The resignation of Mr. Cai Zhixiang as Chairman and Director of the Company, and the appointment of Mr. Zhou Yuejin, the Vice Chairman, to act as Chairman until the date of the election of the new Chairman; and
3. The resolution in relation to the nomination of Mr. Yang Rongming and Mr. He Shuhua as candidates for new Directors (profiles attached).

By order of the Board
He Shuhua
Company Secretary

Guangzhou, PRC, 9 September 2004

As at the date of this announcement, the board of directors of the Company comprises Mr. Cai Chixiang (resigned on 9 September, 2004), Mr. Zhou Yuejin and Mr. Feng Zansheng as executive directors and Mr. Wu Zhang, Mr. Wong Hin Wing and Mr. Zhang Heyong as independent non-executive directors.

ATTACHMENT

Profile of Vice Chairman

Mr. Zhou Yuejin, aged 46, is a Director and General Manager of the Company. Mr. Zhou obtained a Bachelor degree in Industrial Study and a Master degree in Economics, and qualified as a Senior Economist and a Certified Pharmacist. He joined Guangzhou Pharmaceutical Holdings Limited in 1975. He was the supervisor of the business department of, assistant to the factory manager of, vice factory manager of and factory manager of the Guangzhou He Ji Gong Pharmaceutical Factory, a Director and Deputy General Manager of Po Lian Development Co., Ltd.. He has been General Manager of the Company since December 2001. He has extensive experience in business management and investment.

Profiles of Candidates for Directors

Mr. Yang Rongming, aged 51, is a postgraduate and currently Chairman and General Manager of Guangzhou Pharmaceutical Holdings Limited. Mr. Yang started his career in October 1970 and served as vice factory manager of Guangzhou Monosodium Glutmate and Food Factory (廣州味精食品廠), Deputy General Manager of Guangzhou Ao Sang Monosodium Glutmate & Food Co., Ltd (澳桑味精食品廠有限公司), a Director and General Manger of Guangzhou Eagle Coin Enterprises Group Corporation, Chairman and General Manager of Guangzhou Zhujiang Brewery Group Co., Ltd. and Chairman of Guangzhou Zhujiang Brewery Co., Ltd.. Mr. Yang has extensive experience in business management and sales and marketing.

Mr. He Shuhua, aged 48, Deputy General Manager and Company Secretary of the Company, joined Guangzhou Pharmaceutical Holdings Limited in 1982. He graduated from Zhong Shan University with a Bachelor degree in Biology. In 1995, he obtained a Master degree in Statistics from the same university. He is also an executive member of Guangdong Statistics Society and a representative of the 12th Guangzhou Municipal People's Congress. Mr. He has been Company Secretary since 1997 and Deputy General Manager of the Company since September 2001, respectively. He has extensive expensive in business management and sales and marketing.

Please also refer to the published version of this announcement in The Standard / Hong Kong Economic Times.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

(Stock Code: 0874)

Announcement of Resignation of Director

The Board hereby announces that it approved Mr. Cai's resignation as director and chairman of the Company on 9 September 2004 with effect from the same date.

The Company and all members of the Board hereby confirm the truthfulness, accuracy and completeness of the contents of this announcement and jointly accept full responsibilities for any false representation, misleading statements or material omission herein contained.

Due to his job relocation, Mr. Cai Zhixiang ("Mr. Cai") tendered his resignation as director and chairman of Guangzhou Pharmaceutical Company Limited (the "Company") to the board of directors (the "Board") of the Company. The Board resolved to approve Mr. Cai's resignation as director and chairman of the Company at the Fourth Meeting of the Third Session of the Board of the Company held on 9 September 2004 with effect from the same date. Mr. Cai confirms that there are no matters need to be brought to the attention of the shareholders of the Company in relation to his resignation.

The Board and Mr. Cai are not aware of any personal obligations that Mr. Cai has given to the Company and its subsidiaries (collectively the "Group") and that may be affected as a result of resignation of Mr. Cai. The Board and Mr. Cai confirms that there is no disagreement in all aspects between the Company and Mr. Cai which would have caused resignation of Mr. Cai.

Mr. Cai has been a director of the Company since its establishment in 1997. He had also acted as the vice chairman and the chairman of the Company. Throughout his appointment, Mr. Cai had always been diligent and committed to his work. Mr. Cai has made important contributions towards the establishment of the Company, its stable and speedy growth and the issuance of A shares by the Company. The Board hereby extends its great appreciation for Mr. Cai's efforts and contributions to the Group during his tenure of office.

By order of the Board
He Shuhua
Company Secretary

Guangzhou, PRC, 9 September 2004

As at the date of this announcement, the Board comprises Mr. Cai Zhixiang (resigned on 9 September 2004), Mr. Zhou Yuejin and Mr. Feng Zansheng as executive directors and Mr. Wu Zhang, Mr. Wong Hin Wing and Mr. Zhang Heyong as independent non-executive directors.

Please also refer to the published version of this announcement in The Standard / Hong Kong Economic Times.

B29



廣州藥業股份有限公司

GPC Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

(Stock Code: 0874)

Announcement

The Board wishes to announce that the Company fails to complete the appointment of a qualified accountant to meet the requirements set out in Rule 3.24 of the Listing Rules by 30 September 2004. The Board will use its best endeavour to effect the appointment of a qualified accountant as soon as practicable. The Board will keep the shareholders and the market informed of the progress of the appointment of a qualified accountant.

According to Rule 3.24 of the Listing Rules, the board of directors (the "Board") of Guangzhou Pharmaceutical Company Limited (the "Company") must have appointed a qualified accountant with the qualifications set out in Rule 3.24 of the Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

The Board, currently, is in the process of recruiting a person, as a qualified accountant of the Company, who can meet the requirements set out in Rule 3.24 of the Listing Rules. Therefore, the appointment of a qualified accountant for the Company cannot be made by 30 September 2004 and therefore the Company fails to meet the requirements set out in Rule 3.24 of the Listing Rules. The Board will use its best endeavour to effect the appointment of a qualified accountant as soon as practicable. The Board will keep the shareholders and the market informed of the progress of the appointment of a qualified accountant.

By order of the Board
He Shuhua
Company Secretary

Guangzhou, the PRC, 5 October 2004

As at the date of this announcement, the Board comprises Mr. Zhou Yuejin, Mr. Feng Zansheng as executive directors, and Mr. Wu Zhang, Mr. Wong Hin Wing and Mr. Zhang Heyong as independent non-executive directors.



廣州藥業股份有限公司
Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

(Stock Code: 0874)

NOTICE CONVENING THE SECOND EXTRAORDINARY GENERAL MEETING FOR THE YEAR 2004

Guangzhou Pharmaceutical Company Limited (the "Company" or "GPC") and all members of the board of directors (the "Board") hereby confirm the truthfulness, accuracy and completeness of the contents of this announcement and jointly and severally accept full responsibility for any false representation, misleading statement or material omission herein contained.

IMPORTANT NOTICE

- Time for the 2004 Second Extraordinary General Meeting ("EGM" or the "Meeting"): at 10:00 a.m. on Monday, 1 November 2004
- Place where the Meeting will be held: at the meeting room of the Company at 2nd Floor, 45 Sha Mian North Street, Guangzhou City, Guangdong Province, the People's Republic of China
- Manner for holding the Meeting: present
- Proposed resolutions:
  (1) The proposed subscription of newly issued shares of Guangzhou Hanfang Modern Chinese Medicine Research and Development Limited (廣州漢方現代中藥研究開發有限公司) by GPC.
  (2) The proposed election of Mr. Yang Rongming as new director of the Company.
  (3) The proposed election of Mr. He Shuhua as new director of the Company.

1. INFORMATION ON THE MEETING

(1) The proposal for convening the EGM was considered and passed at the Third Meeting of the Third Session of the Board;

(2) Time for the Meeting: at 10:00 a.m. on Monday, 1 November 2004;

(3) Place where the Meeting will be held: at the meeting room of the Company at 2nd Floor, 45 Sha Mian North Street, Guangzhou City, Guangdong Province, the People's Republic of China.

2. MATTERS TO BE CONSIDERED AT THE MEETING

To approve the following proposals by way of ordinary resolutions:

(1) The proposed subscription of newly issued shares of Guangzhou Hanfang Modern Chinese Medicine Research and Development Limited (廣州漢方現代中藥研究開發有限公司) by GPC (The proposal was considered and approved at the Board meeting held on 27 August 2004 and the resolutions passed at the meeting were published both in the PRC and Hong Kong on 30 August 2004);

(2) The proposed election of Mr. Yang Rongming as new director of the Company (The proposal [illegible]

(2) Address of Shanghai Securities Central Clearing and Registration Corporation: 36/F, China Insurance Building, No. 166 Lujiazui Road East, Pudong New District, Shanghai, the People's Republic of China

Address of Hong Kong Registrars Limited:

46th Floor Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong

(3) The duration of the EGM is expected to be half a day. Shareholders attending the Meeting shall be responsible for their own traveling and accommodation expenses.

6. DOCUMENTS AVAILABLE FOR INSPECTION

(1) Resolutions and announcement of resolutions passed at the Third Meeting of the Third Session of the Board;

(2) Resolutions and announcement of resolutions passed at the Fourth Meeting of the Third Session of the Board.

By order of the Board
He Shuhua
Company Secretary

Guangzhou, PRC, 14 September 2004

As at the date of this announcement, the Board comprises executive directors Mr. Zhou Yuejin and Mr. Feng Zansheng, and independent non-executive directors Mr. Wu Zhang, Mr. Wong Hin Wing and Mr. Zhang Heyong.

Attachment:

The information in relation to the two candidates proposed for election as directors required under Rule 13.74 and the note to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited is set out below:

(1) **Profiles of candidates for directors**

Mr. Yang Rongming, aged 51, is a postgraduate and currently Chairman and General Manager of Guangzhou Pharmaceutical Holdings Limited ("GPHL"). Mr. Yang started his career in October 1970 and served as vice factory manager of Guangzhou Monosodium Glutmate and Food Factory

(2) Time for the Meeting: at 10:00 a.m. on Monday, 1 November 2004;

(3) Place where the Meeting will be held: at the meeting room of the Company at 2nd Floor, 45 Sha Mian North Street, Guangzhou City, Guangdong Province, the People's Republic of China.

2. MATTERS TO BE CONSIDERED AT THE MEETING

To approve the following proposals by way of ordinary resolutions:

(1) The proposed subscription of newly issued shares of Guangzhou Hanfang Modern Chinese Medicine Research and Development Limited (廣州漢方現代中藥研究開發有限公司) by GPC (The proposal was considered and approved at the Board meeting held on 27 August 2004 and the resolutions passed at the meeting were published both in the PRC and Hong Kong on 30 August 2004);

(2) The proposed election of Mr. Yang Rongming as new director of the Company (The proposal was considered and passed at the Board meeting held on 9 September 2004 and the resolutions passed at the Board meeting were published both in the PRC and Hong Kong on 10 September 2004;

(3) The proposed election of Mr. He Shuhua as new director of the Company (the proposal was considered and passed at the Board meeting held on 9 September 2004 and the resolutions passed at the meeting were published both in the PRC and Hong Kong on 10 September 2004).

3. ATTENDEES

(1) Domestic and foreign shareholders whose names appear in the Register of Members of the Company at the close of trading in the afternoon of Thursday, 30 September 2004 (including those foreign shareholders who have already successfully submitted verified documents of shareholding transfer applications on or before 30 September 2004) are entitled to attend the Meeting. The Register of Members of the Company will be closed from Friday, 1 October to Sunday, 31 October 2004 (both days inclusive) during which period no transfer of H shares will be effected;

(2) Each shareholder can appoint his/her representative to attend the Meeting on his/her behalf; and

(3) The directors, supervisors and senior management of the Company.

4. REGISTRATION FOR THE MEETING

(1) Registration procedures: to attend the Meeting, an individual shareholder should bring along his/her identity card, shareholder account card; a representative should bring along his/her identity card, the power of attorney issued by the unit, shareholder account card of the legal entity and a copy of the business license of the legal entity. Overseas shareholders can make registration by mail, telephone or fax;

(2) Registration time and place:

Registration time: 8:30 a.m. – 11:30 a.m. and 2:00 p.m. – 4:30 p.m. on Tuesday, 12 October 2004

Registration place: the Secretariat to the Board

2nd Floor, 45 Sha Mian North Street, Guangzhou City, Guangdong Province, the People's Republic of China

5. OTHERS

(1) Address of the Company: 2nd Floor, 45 Sha Mian North Street, Guangzhou City, Guangdong Province, the People's Republic of China

Postal code: 510130

Contact person: Mr. He Shuhua

Tel: 8620-81218119 Fax: 8620-81216408

As at the date of this announcement, the Board comprises executive directors Mr. Zhou Yuejin and Mr. Feng Zansheng, and independent non-executive directors Mr. Wu Zhang, Mr. Wong Hin Wing and Mr. Zhang Heyong.

Attachment:

The information in relation to the two candidates proposed for election as directors required under Rule 13.74 and the note to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited is set out below:

(1) **Profiles of candidates for directors**

Mr. Yang Rongming, aged 51, is a postgraduate and currently Chairman and General Manager of Guangzhou Pharmaceutical Holdings Limited ("GPHL"). Mr. Yang started his career in October 1970 and served as vice factory manager of Guangzhou Monosodium Glutmate and Food Factory (廣州味精食品廠), Deputy General Manager of Guangzhou Ao Sang Monosodium Glutmate & Food Co., Ltd (澳桑味精食品廠有限公司), a Director and General Manger of Guangzhou Eagle Coin Enterprises Group Corporation, Chairman and General Manager of Guangzhou Zhujiang Brewery Group Co., Ltd. and Chairman of Guangzhou Zhujiang Brewery Co., Ltd.. Mr. Yang has extensive experience in business management and sales and marketing.

Mr. He Shuhua, aged 48, Deputy General Manager and Company Secretary of the Company, joined Guangzhou Pharmaceutical Holdings Limited in 1982. He graduated from Zhong Shan University in 1982 with a bachelor's degree in Biology. In 1995, he obtained a master's degree in Statistics from the same university. He is also an executive member of Guangdong Statistics Society and a representative of the 12th Guangzhou Municipal People's Congress. Mr. He has been the Company Secretary of the Company since 1997 and Deputy General Manager of the Company since September 2001. He has extensive experience in business management and sales and marketing.

(2) **Other information:**

According to the emoluments policy of the Group, annual emoluments of directors and supervisors of the Company are proposed by the Board to the annual general meeting of the Company, seeking an authorization of the Board to determine the amount of the emoluments and the method of payment for services of the Company's directors and supervisors. If elected, emoluments of Mr. Yang and Mr. He will be entitled to their basic salaries determined in accordance with their respective management positions and the incentive bonus which is computed with reference to the targeted operating results of the Group (for details of the incentive scheme, please refer to the Notice of the First Extraordinary General Meeting of the Company in 2002 which was published both in the PRC and Hong Kong on 28 March 2002).

If elected, Mr. Yang and Mr. He shall serve, from the date of their appointment to the date when members of the fourth session of the Board are elected.

Save as disclosed above, Mr. Yang and Mr. He do not have any relationship with any other directors, supervisors, senior management or substantial or controlling shareholders of the Company.

As at 14 September 2004, the interests or short positions of Mr. He in the shares, underlying shares and debentures of the Company or any of its associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")), which were notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to Section 341 of the SFO, or which were required pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers, to be notified to the Company and The Stock Exchange of Hong Kong Limited is set out below:

Name	Type of Interests	Company	Number of shares
Mr. He Shuhua	Personal	A shares of the Company	27,700

Save as disclosed above, as at 14 September 2004, neither Mr. Yang nor Mr. He has any interests or short position in the shares, underlying shares or debentures of the Company or any of its associated corporation (within the meaning of Part XV of the SFO), which were notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to Section 341 of the SFO, or which were required pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers, to be notified to the Company and The Stock Exchange of Hong Kong Limited.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



GPC 廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

(Stock Code: 0874)

2004 THIRD QUARTERLY REPORT

3. MANAGEMENT DISCUSSION AND ANALYSIS

3.1 Brief analysis of the Company's overall operation

The Company and its subsidiaries (collectively the "Group") are principally engaged in (1) manufacture and sales of Chinese patent medicine; (2) wholesale, retail, import and export of western and Chinese pharmaceutical products and medical apparatus; and (3) research and development of natural medicine and biological medicine.

According to the consolidated accounts prepared in accordance with PRC accounting standards and systems, the Group's turnover for the period between 1 January 2004 and 30 September 2004 amounted to RMB5,975,523,000, representing an increase of 11.55% as compared with the corresponding period of 2003. Profit before taxation of the Group for the same period amounted to RMB123,275,000, representing a decrease of 45.62% as compared with the same period of 2003 and the Group's net profit for the same period was RMB41,034,000, representing a decrease of 68.68% over that of the same period of 2003. The decrease in profit of the Group for the period between 1 January and 30 September 2004 was mainly due to the following reasons: (1) as affected by the fierce competition in the domestic pharmaceutical market and the State's management policy on advertising of medicine, sales of certain products manufactured by the Group decreased as compared with the corresponding period of 2003; (2) the gross margin ratio of the Group's trading operations continued to drop, as affected by the market entry of large number of pharmacies offering lower selling price, the national pricing policy on pharmaceutical products and the national restrictive policy on sales of antibiotics; and (3) during the period from 1 January to 30 September 2004, Guangzhou Pharmaceutical Corporation, a subsidiary of the Company, has made a provision of RMB24,699,000 for inventories and redundancy payments to laid-off employees as compensation amounting to RMB13,694,000. The above factors have caused significant impact to the Group's operating results.

Turnover of the Group's manufacturing operations for the period from 1 January to 30 September 2004 amounted to RMB1,434,449,000, with an increase of 1.30% as compared with the same period of 2003. Profit before taxation from the manufacturing operations was RMB135,267,000, with a decrease of 20.18% as compared with the corresponding period of 2003.

During the period from 1 January to 30 September 2004, diabetic medicine, arthritic medicine and heat clearing and anti-toxic medicine of the manufacturing operations increased by 17.49%, 4.85% and 0.18% respectively as compared with the same period of 2003, while cough and phlegm clearing medicine and gastric medicine decreased by 25.95% and 5.11% respectively as compared with the same period of 2003.

For the period from 1 January to 30 September 2004, the Group's trading operations recorded a turnover of RMB4,541,074,000, representing an increase of 15.24% as compared with the corresponding period of 2003. Loss before taxation of the Group's trading operations amounted to RMB11,992,000.

As at 30 September 2004, the number of the Group's chain pharmacies totaled 203, including 115 "Cai Zhi Lin" chain pharmacies which specializes in traditional Chinese medicine and 88 "Jian Min" chain pharmacies which specializes in western medicine.

During the reporting period, there were no significant changes in the operation environment of the Group, the macro policies or regulations applicable to the Group.

3.1.1 Details of operations or products accounting for 10% or more of the Group's turnover or profit from principal operations

☑ Applicable ☐ Not applicable

By segment	Sales (RMB)	Costs of sales (RMB)	Gross margin ratio (%)
Manufacturing operations	452,060,702.62	219,518,889.60	51.44
Trading operations	1,532,768,590.60	1,434,815,611.65	6.39
Including: connected transactions	24,487,233.78	22,350,501.26	8.73

By products	Sales (RMB)	Costs of sales (RMB)	Gross margin ratio (%)
Heat clearing and Anti-toxic	148,242,251.08	83,657,984.81	43.57
Diabetes curing	83,891,078.09	26,461,264.40	68.46
Cough and phlegm clearing	38,125,862.21	20,668,082.02	45.79
Arthritis curing	44,108,835.72	15,125,203.41	65.71
Gastric	22,358,068.53	13,195,036.46	40.98
Including: connected transactions	516,342.71	402,885.17	21.97

3.1.2 Seasonal and periodical characteristics of the Group's operations

☑ Applicable ☐ Not applicable

Some products of the Group are subject to seasonal and periodical patterns. The sales of Xia Sang Ju and Guangdong Liang Cha Granule are better in the second and third quarters of the year, while cough and phlegm clearing medicine have higher demand in the fall and winter of the year.

3.1.3 Composition of profit of the reporting period (the significant change of the proportion of profit from principal operations, profit from other operations, expenses, investment income, subsidy income and net non-operating results of the total profit as compared with the previous reporting period and the explanation)

☑ Applicable ☐ Not applicable

Items	The reporting period (1 July – 30 September 2004) Amount (RMB)	Percentage of total profit (%)	The previous reporting period (1 January – 30 June 2004) Amount (RMB)	Percentage of total profit (%)	Change (%)
Profit from principal operations	325,353,397.54	1009.73	704,733,704.92	773.98	30.46
Profit from other operations	9,749,935.73	30.26	18,388,152.28	20.19	49.83
Expenses	301,469,031.02	935.61	626,791,589.52	688.38	35.91
Investment income	-459,294.94	-1.43	-777,440.50	-0.85	-66.94
Subsidy income	511,142.00	1.59	—	—	—
Net non-operating results	-1,464,356.40	-4.54	-4,499,368.63	-4.94	-8.03

Note:

During the period from 1 July to 30 September 2004, the proportions of profit from principal operations, profit from other operations and expenses of the Group out of total profit increased, mainly due to significant decrease in total profit for the third quarter as compared with the average profit of the first and the second quarters of 2004.

3.1.4 Explanation on significant changes in principal activities and their compositions as compared with the previous reporting period

☐ Applicable ☑ Not applicable

3.1.5 Explanation on significant changes in profit from principal operations (gross margin ratio) as compared with that of the previous reporting period

☐ Applicable ☑ Not applicable

3.2 Explanation and analysis on major events and their impact and solutions

☐ Applicable ☑ Not applicable

3.3 Changes in accounting policies, accounting estimates, scope of consolidation and significant accounting errors and their causes

☑ Applicable ☐ Not applicable

During the period from 1 January to 30 September 2004, two more subsidiaries were included in the Group's consolidation scope. In accordance with the rules of Ministry of Finance [1998] No.66 "Questions and Answers concerning implementing Accounting Standards and Accounting Systems of Joint Stock Company", the injection date of Guangxi Ying Kang Pharmaceutical Co., Ltd or acquisition date of Guangzhou Guangyao Yingbang Pharmaceutical Marketing Co., Ltd were determined by the date when the control on the investees' net assets and operations was substantially transferred to the investor.

Name of investee	Date of acquisition or injection	% of equity interest held as at 30 September 2004
Guangxi Ying Kang Pharmaceutical Co., Ltd	1 April 2004	51%
Guangzhou Guangyao Yingbang Pharmaceutical Marketing Co., Ltd (Formerly known as Guangzhou Pharmaceutical Yingbang Marketing Co., Ltd)	27 February 2004	51%

3.4 Explanation of the Board and the Supervisory Committee on the qualified opinions issued by the auditors

☐ Applicable ☑ Not applicable

3.5 Earyly warning and explanation for negative impact on profit for the next reporting period, or significant profit fluctuation in comparison to the same period of 2003

☑ Applicable ☐ Not applicable

Due to severe competition in the domestic pharmaceutical market, the significant decrease in the operating result of Guangzhou Chinese Medicine Corporation, a subsidiary of the Company and the provision made for part of inventories of the above subsidiary, the Group's net profit for the first nine months of the year decreased by 68.68% as compared with the same period of 2003. It is expected that the above factors will continue to have significant impact on the Group's operating results for the next reporting period.

3.6 Ongoing adjustments by the Company on its disclosed annual operation plans or budget

☐ Applicable ☑ Not applicable

4. OTHER EVENTS

Appointment and Resignation of Directors during the reporting period

(1) At the Fourth Meeting of the Third Session of Board of Directors of Company held on 9 September 2004, Mr. Zhou Yuejin was elected as the Vice Chairman of the Company.

(2) At the Fourth Meeting of the Third Session of Board of Directors of Company held on 9 September 2004, it was resolved that Mr. Cai Zhixiang resigned as chairman and director of the Company with effect from the same date, and Mr. Zhou Yuejin was appointed to be the acting chairman of the Company until the date of the new chairman of the Company is elected.

Note: The full version of the balance sheet, income statement and cash flow statement of the Company and the Group has been published on the website of the Shanghai Stock Exchange at http://www.sse.com.cn

By order of the Board
Zhou Yuejin
Vice Chairman

Guangzhou, the PRC, 28 October 2004

This quarterly report is published in both English and Chinese. In the event that different interpretation occurs, the Chinese version shall prevail.

As at the date of this announcement, the Board comprises Mr. Zhou Yuejin and Mr. Feng Zansheng as executive directors and Mr. Wu Zhang, Mr. Wong Hin Wing and Mr. Zhang Heyong as independent non-executive directors.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



GPC

廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

(Stock Code: 0874)

ANNOUNCEMENT OF THE RESOLUTIONS PASSED AT THE SECOND EXTRAORDINARY GENERAL MEETING OF 2004

The Company and all members of the Board hereby confirm the truthfulness, accuracy and completeness of the contents of this announcement and jointly and severally accept full responsibility for any false representation, misleading statement or material omission herein contained.

Guangzhou Pharmaceutical Company Limited (the "Company") held its Second Extraordinary General Meeting of 2004 ("EGM") on 1 November 2004 at 10:00 a.m. at the Conference Room, 2nd Floor, 45 Sha Mian North Street, Guangzhou City, Guangdong Province, the People's Republic of China. 2 shareholders represented by proxies attended the EGM, representing a total of 520,880,000 shares (of which 513,000,000 shares were State-owned shares, representing approximately 63.26% of the total number of shares of the Company, 7,880,000 shares were H shares, representing approximately 0.97% of the total number of shares of the Company), or approximately 64.23% of the total number of shares of the Company. The EGM was held in compliance with the Company Law of the People's Republic of China and the provisions of the Company's Articles of Association with respect to the holding of general meetings.

As at the date of the EGM, there were a total of 810,900,000 shares of the Company in issue, entitling the holders thereof to attend and vote for or against the resolutions numbered 2 and 3 set out in the notice of the EGM (the "Notice") issued on 14 September 2004. Guangzhou Pharmaceutical Holdings Limited ("GPHL"), the Company's controlling shareholder holding a total of 513,000,000 shares in the Company (which represents approximately 63.26% of the shares in issue of the Company), and its associates abstained from voting on the resolution numbered 1 in relation to the proposed subscription of newly issued shares of Guangzhou Hanfang Modern Chinese Medicine Research and Development Limited ("Guangzhou Hanfang") by the Company in accordance with regulations. Accordingly, only shareholders other than GPHL and its associates (the "Independent Shareholders") holding a total of 297,900,000 shares, representing approximately 36.74% of the shares in issue of the Company, were entitled to vote on the resolution numbered 1 at the EGM. No holders of shares in the Company are entitled to attend and vote only against any of the resolutions at the EGM.

After discussion and consideration, the following resolutions (details of which were set out in the Notice) were passed at the EGM by means of poll:

By way of ordinary resolutions:

1. The resolution in relation to the proposed subscription of newly issued shares of Guangzhou Hanfang by the Company.

   GPHL, the controlling shareholder of the Company, refrained from voting on the resolution at the EGM in accordance with regulations. Accordingly, the Independent Shareholders voted on this resolution. The voting results are:

   7,880,000 shares voted in favour, representing 100% of the total number of shares carrying the right to vote; 0 shares voted against, representing 0%; and 0 shares abstained, representing 0%.

2. The resolution in relation to the proposed election of Mr. Yang Rongming as an Executive Director of the Company. His term of office commences from the date of appointment to the date of election of the next board of directors (the "Board").

   519,228,000 shares voted in favour, representing 99.68% of the total number of shares carrying the right to vote; 0 shares voted against, representing 0%; and 1,652,000 shares abstained, representing 0.32%.

3. The resolution in relation to the proposed election of Mr. He Shuhua as an Executive Director of the Company. His term of office commences from the date of appointment to the date of election of the next Board.

   519,228,000 shares voted in favour, representing 99.68% of the total number of shares carrying the right to vote; 0 shares voted against, representing 0%; and 1,652,000 shares abstained, representing 0.32%.

Guangzhou Yangcheng Certified Public Accountants Co., Ltd, the Company's domestic auditor, acted as the scrutineer for the voting at the EGM.

The EGM was witnessed by Zhang Zhenya, a lawyer of Z & T Law Firm which issued its legal opinion that the assembly and the procedures for convening the second EGM for the year 2004 complied with the Company Law of the People's Republic of China and the provisions of the Company's Articles of Association, and the eligibility of persons attending the EGM was lawful and valid. No new motions were proposed by shareholders at the EGM. The voting procedures of the meeting complied with the laws and regulations and the provisions of the Company's Articles of Association. The resolutions passed at the EGM were lawful and valid.

By order of the Board
He Shuhua
Company Secretary

Guangzhou, PRC, 1 November 2004

As at the date of this announcement, the Board comprises Executive Directors Mr. Yang Rongming (appointed on 1 November 2004), Mr. Zhou Yuejin, Mr. Feng Zansheng and Mr. He Shuhua (appointed on 1 November 2004), and Independent Non-executive Directors Mr. Wu Zhang, Mr. Wong Hin Wing and Mr. Zhang Heyong.

Attachment:

The information in relation to the two newly appointed directors required to be announced under the note to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange") is set out below:

(1) Profiles of Directors

Mr. Yang Rongming, aged 51, is a postgraduate and currently the Chairman and General Manager of GPHL. Mr. Yang started his career in October 1970 and served as Deputy Factory Manager of Guangzhou Monosodium Glutmate and Food Factory (廣州味精食品廠), Deputy General Manager of Guangzhou Ao Sang Monosodium Glutmate & Food Co., Ltd. (廣州澳桑味精食品廠有限公司), Director and General Manger of Guangzhou Eagle Coin Enterprises Group Corporation, Chairman and General Manager of Guangzhou Zhujiang Brewery Group Co., Ltd. and Chairman of Guangzhou Zhujiang Brewery Co., Ltd. Mr. Yang has extensive experience in business management and sales and marketing.

Mr. He Shuhua, aged 48, the Deputy General Manager and Company Secretary of the Company, joined GPHL in 1982. He graduated from Zhong Shan University in 1982 with a bachelor's degree in Biology. In 1995, he obtained a master's degree in statistics from the same university. He is also an executive member of Guangdong Statistics Society and a representative of the 12th Guangzhou Municipal People's Congress. Mr. He has been the Company Secretary of the Company since 1997 and Deputy General Manager of the Company since September 2001. He has extensive experience in business management and sales and marketing.

Both Mr. Yang and Mr. He did not hold any directorship in any listed public companies in the last three years.

(2) **Other information:**

According to the emolument policy of the Group, annual emoluments of directors and supervisors of the Company are proposed by the Board at the Annual General Meeting of the Company, seeking an authorization of the Board to determine the amount of the emoluments and the method of payment for services of the Company's directors and supervisors. As Mr. Yang and Mr. He have been elected, they are entitled to their basic salaries determined in accordance with their respective management positions and the incentive bonus which are calculated with reference to the operating results of the Company (for details of the incentive scheme, please refer to the Notice of the First Extraordinary General Meeting of the Company in 2002 which was published both in the PRC and Hong Kong on 28 March 2002).

Save as disclosed above, Mr. Yang and Mr. He do not have any relationship with any other directors, supervisors, senior management or substantial or controlling shareholders of the Company.

As at 1 November 2004, the interests or short positions of Mr. He in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) which were notified to the Company and the Hong Kong Stock Exchange pursuant to Division 7 and 8 of part XV of the SFO, or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which were required pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers, to be notified to the Company and the Hong Kong Stock Exchange, is set out below:

Name	**Type of Interests**	**Company**	**Number of shares**
Mr. He Shuhua	Personal	A shares of the Company	27,700

Save as disclosed above, as at 1 November 2004, neither Mr. Yang nor Mr. He has any interests or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO), which would have to be notified to the Company and the Hong Kong Stock Exchange pursuant to Division 7 and 8 of part XV of the SFO, or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which were required pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers, to be notified to the Company and the Hong Kong Stock Exchange.

Save as disclosed herein, the Board is not aware of any other matters which need to be brought to the attention of the shareholders of the Company.

ANNOUNCEMENT OF THE RESOLUTIONS PASSED AT THE SEVENTH MEETING OF THE THIRD BOARD

The Company and all members of the Board hereby confirm the truthfulness, accuracy and completeness of the contents of this announcement and jointly accept full responsibility for any false representation, misleading statement or material omission herein contained.

It is hereby announced that the seventh meeting of the third board of directors (the "Board") of Guangzhou Pharmaceutical Company Limited (the "Company") was held on 1 November 2004 at 11:30 a.m. at the Conference Room, 2nd Floor, 45 Sha Mian North Street, Guangzhou City, Guangdong Province, the People's Republic of China. Seven directors were eligible to attend the meeting and all of them attended the meeting. The meeting was presided by Mr. Zhou Yuejin. The supervisors and senior management of the Company were present at the meeting. The meeting was held in compliance with the requirements of the Company Law and the Articles of Association of the Company. After detailed discussions, the following matters were considered and unanimously approved by the directors at the meeting:

1. The election of Mr.Yang Rongming as the chairman of the third Board of the Company. His term of office is effective from the date of appointment to the date of election of the next Board (his profile was published in the announcement "Resolutions Passed At The Second Extraordinary General Meeting 2004").

2. The resolution in relation to the amendment of Rule 3 of the "Implementation Details of the Investment Management Committee of the Board" regarding the number of members constituting the Investment Management Committee, and the election of Mr. Yang Rongming, Mr. Feng Zansheng and Mr. He Shuhua as replacement members of the Investment Management Committee was considered and approved.

   The members of the current Investment Management Committee comprise: Mr. Yang Rongming, Mr. Zhou Yuejin, Mr. Feng Zansheng and Mr. He Shuhua. Mr. Yang Rongming acts as the Director of the Investment Management Committee.

3. The resolution in relation to the election of Mr. Yang Rongming and Mr. Zhou Yuejin as replacement members of the Remuneration and Evaluation Committee was considered and approved.

   The members of the current Remuneration and Evaluation Committee comprise: Mr. Yang Rongming, Mr. Zhou Yuejin, Mr. Wu Zhang, Mr. Wong Hin Wing and Mr. Zhang Heyong. Mr. Wu Zhang acts as the Director of the Remuneration and Evaluation Committee.

The Board of
Guangzhou Pharmaceutical Company Limited

Guangzhou, PRC, 1 November 2004

As at the date of this announcement, the Board comprises Executive Directors Mr. Yang Rongming (appointed on 1 November 2004), Mr. Zhou Yuejin, Mr. Feng Zansheng and Mr. He Shuhua (appointed on 1 November 2004), and Independent Non-executive Directors Mr. Wu Zhang, Mr. Wong Hin Wing and Mr. Zhang Heyong.

Please also refer to the published version of this announcement in The Standard / Hong Kong Economic Times.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



GPC

廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited

(a joint stock company established in the People's Republic of China with limited liability)

(Stock Code: 0874)

Announcement of Resolutions Passed at the Eighth Meeting of the Third Session of the Board of Directors

The Company and all members of the Board of Directors hereby confirm the truthfulness, accuracy and completeness of the contents of this announcement and jointly accept full responsibility for any false statements or misleading representations contained in or material omissions from this announcement.

The eighth meeting of the Third Session of the Board of Directors of Guangzhou Pharmaceutical Company Limited (the "Company") was held at the conference room of the Company at 2nd floor, 45 Sha Mian North Street, Guangzhou City, the PRC on 5 November 2004 at 3:00 p.m. All of the 7 eligible directors attended the meeting, of whom Mr. Zhang Heyong, an independent director, participated in the meeting by way of telephone conference. The meeting was presided by Mr. Yang Rongming and also attended by certain supervisors and senior management members of the Company in compliance with the Company Law and the Articles of Association of the Company. After due discussions and upon the unanimous vote of the participating directors, the following proposals were duly approved:

1. the proposed subscription of new shares of Guangzhou Wanglaoji Pharmaceutical Company Limited ("Wanglaoji") by Golden Force Pharmacy Limited ("Golden Force");
2. the proposed supplemental trademark licence agreement between Guangzhou Pharmaceutical Holdings Limited ("GPHL") and the Company;
3. the proposed trademark licence agreement between GPHL and Wanglaoji; and
4. the proposal for convening an extraordinary general meeting and separate class meetings of shareholders of the Company to consider the proposed subscription of new shares of Wanglaoji by Golden Force (further announcement will be made regarding the date for convening the extraordinary general meeting and the separate class meetings of the shareholders of the Company).

The Board of Directors of
Guangzhou Pharmaceutical Company Limited

Guangzhou, the PRC, 5 November 2004

As at the date of this announcement, the Board of Directors comprises executive directors Messrs. Yang Rongming, Zhou Yuejin, Feng Zansheng and He Shuhua and independent non-executive directors Messrs. Wu Zhang, Wong Hin Wing and Zhang Heyong.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



廣州藥業股份有限公司

GPC Guangzhou Pharmaceutical Company Limited

(a joint stock company established in the People's Republic of China with limited liability)

(Stock Code: 0874)

ANNOUNCEMENT OF THE RESOLUTIONS PASSED AT THE NINTH MEETING OF THE THIRD BOARD

It is hereby announced that the ninth meeting of the third board of directors (the "Board") of Guangzhou Pharmaceutical Company Limited (the "Company") was held on 26 November 2004 at 2:30 p.m. at the conference room, 2nd Floor, 45 Sha Mian North Street, Guangzhou City, Guangdong Province, the People's Republic of China (the "PRC"). Seven directors were eligible to attend the meeting and all of them attended of whom independent directors Mr. Wu Zhang, Mr. Wong Hin Wing and Mr. Zhang Heyong attended by way of teleconferencing. The meeting was presided by Mr. Yang Rongming, the chairman of the Company. Some of the supervisors and senior management of the Company were present at the meeting. The meeting was held in compliance with the requirements of the Company Law and the Articles of Association of the Company. After discussion, the directors at the meeting unanimously approved and accepted the resignation of Mr. Zhou Yueji, who is the general manager of the Company, from his position as the general manager of the Company, and expressed their gratitude for the efforts and contributions made by Mr. Zhou Yuejin to the Company during his tenure of office. Further, the Board considered and approved the appointment of Mr. Xie Bin (attached below is his biography) as the general manager of the Company with immediate effect, and his term of office will commence from the date of his appointment to the election of the members of the next Board.

By order of the Board
He Shuhua
Secretary to the Board

Guangzhou, the PRC, 26 November 2004

As at the date of this announcement, the Board comprises executive directors Mr. Yang Rongming, Mr. Zhou Yuejin, Mr. Feng Zansheng and Mr. He Shuhua, and independent non-executive directors Mr. Wu Zhang, Mr. Wong Hin Wing and Mr. Zhang Heyong.

This announcement is published in Hong Kong pursuant to Rule 13.09(2) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Attachment: Biography of Mr. Xie Bin:

Xie Bin, male, aged 46, Han national. He is an economist with a master's degree in science. Mr. Xie commenced working since August 1974. He is a member of the Chinese Communist Party. Mr. Xie's former positions included the factory manager of 廣州白雲山中藥廠 (Guangzhou Bai Yun Shan Chinese Medicine Plant) and 廣州白雲山製藥總廠 (Guangzhou Bai Yun Shan Pharmaceutical Manufacturing Main Plant). He has also been the deputy general manager, general manager and director of 廣州白雲山製藥股份有限公司 (Guangzhou Bai Yun Shan Pharmaceutical Manufacturing Company Limited). Mr. Xie has extensive experience in enterprise management, sales, marketing and related areas.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



廣州藥業股份有限公司

GPC Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

(Stock Code: 0874)

DISCLOSEABLE TRANSACTION: DEEMED DILUTION OF SHAREHOLDING INTEREST IN WANGLAOJI PHARMACEUTICAL COMPANY LIMITED AND CONTINUING CONNECTED TRANSACTION

The Subscription

On 8 November 2004, WLJ and Golden Force entered into the Subscription Agreement whereby Golden Force agreed to subscribe for the Subscription Shares, being 98,378,439 new WLJ Shares, for a total consideration of RMB168,880,000, representing RMB1.71664 per Subscription Share. The Subscription Shares represent about 92.48% of the existing registered capital of WLJ and about 48.0465% of the registered capital of WLJ as enlarged by the Subscription. The Company currently holds about 92.48% interest in WLJ. Immediately upon completion of the Subscription, the Company's interest in WLJ will decrease to about 48.0465%. In addition, on 8 November 2004, the WLJ Shareholders and Golden Force entered into the Shareholders' Agreement and the Articles of Association to record the arrangements agreed between them with regard to, inter alia, the Subscription and the management and business of WLJ.

The consideration of RMB1.71664 per Subscription Share represents a premium of 30.74% over the audited net asset value per WLJ Share of about RMB1.313 as at 31 July 2004.

The Subscription Agreement, the Shareholders' Agreement and the Articles of Association are conditional on the fulfillment of the following conditions: (i) the approval by the board of directors of WLJ and the WLJ Shareholders of the Subscription, the Subscription Agreement and the matters referred to therein; (ii) the approval of the Subscription by a special resolution of the Shareholders at the EGM; (iii) approval of the Subscription by special resolutions of the Domestic Shareholders and the H Shareholders respectively at separate class meetings; (iv) the approval by the Ministry of Commerce of the PRC (中華人民共和國商務部) of the Subscription, the change of WLJ to a sino-foreign joint stock company upon Subscription, the Subscription Agreement, the Shareholders' Agreement and the change of the Articles of Association; (v) the provision by WLJ of the audited financial statements of WLJ for the period from 1 January 2004 to 31 July 2004 to Golden Force; and (vi) Golden Force provides a performance guarantee WLJ by a registered bank in Hong Kong which is acceptable to WLJ.

Golden Force and its beneficial owners are Independent Third Parties. The Subscription constitutes a discloseable transaction of the Company as defined in the Listing Rules. As WLJ is a major subsidiary of the Group and the Subscription constitutes a material dilution under Rule 19A.38 of the Listing Rules, the Company will obtain the approvals of the Subscription by a special resolution of the Shareholders at the EGM, and special resolutions of the Domestic Shareholders and the H Shareholders at separate class meetings.

The trademark of Wanglaoji

Pursuant to the Trademark Licence Agreement, GPHL has granted to the Group, an exclusive right to use, in connection with all existing and future products manufactured and to be manufactured by the Group, 38 Licensed Trademarks owned by GPHL for an initial term of 10 years commencing from the date of the Trademark Licence Agreement. The Trademark Licence Agreement will be automatically renewable for a further term of 10 years by the Company upon expiry of the Trademark Licence Agreement unless GPHL gives a notice of termination three months prior to the expiry date of the initial term. Pursuant to the Trademark Licence Agreement, the Company has to pay an annual Licence Fee for the use of the Licensed Trademarks, which is calculated on the basis of 0.1% of the aggregate net sales of the Company reflected in its consolidated accounts prepared in accordance with the applicable PRC accounting standards and payable on a quarterly basis in arrear. Upon completion of the Subscription Agreement, WLJ will no longer be a subsidiary of the Company and will become an associated company of the Company and therefore will not be allowed to use the Licensed Trademarks under the Trademark Licence Agreement. On 8 November 2004, the Company entered into the Supplemental Licence Agreement with GPHL pursuant to which the Company has agreed to terminate the exclusive right to use the WLJ Trademarks that are currently used for the products of WLJ. On 8 November 2004, GPHL and WLJ entered into the WLJ Trademark Licence Agreement pursuant to which GPHL will grant to WLJ an exclusive right to use the WLJ Trademarks together with 5 additional WLJ trademarks, which WLJ will have an exclusive right to use, and 3 additional WLJ trademarks, which WLJ will have a non-exclusive right to use, for the existing products manufactured in the PRC for the period from the date upon which the WLJ Trademark Licence Agreement becoming effective to the date until GPHL is no longer the owner of the WLJ Trademarks. According to the WLJ Trademark Licence Agreement, WLJ will pay an annual licence fee to GPHL equivalent to 0.1% of the aggregate net sales of WLJ as shown in its audited consolidated accounts prepared in accordance with the applicable PRC accounting standards and payable on a quarterly basis in arrear. Upon (i) Golden Force becomes a shareholder of WLJ; and (ii) WLJ becomes a sino-foreign joint stock company, WLJ will pay an annual licence fee to GPHL of 2.1% of the aggregate net sales of WLJ as shown in its consolidated accounts prepared in accordance with the applicable PRC accounting standards and payable on a quarterly basis in arrear. In addition, under the Supplemental Licence Agreement, upon WLJ's conversion into a sino-foreign joint stock company, the Company will be entitled to 47% of the annual licence fee receivable by GPHL from WLJ.

Furthermore, under the Supplemental Licence Agreement, GPHL has granted to the Group an exclusive right to use an additional 36 trademarks in connection with the products that may be developed and manufactured by the Group.

Since GPHL holds about 63.26% shareholding interest in the Company, the Supplemental Licence Agreement constitutes a continuing connected transaction for the Company under Chapter 14A of the Listing Rules. After reviewing the turnover of WLJ for last 3 years, the Directors estimate that the consideration on annual basis under the Supplemental Licence Agreement does not exceed HK$10,000,000 (equivalent to RMB10,600,000). On such basis, the Supplemental Licence Agreement will only be subject to disclosure requirements and are exempt from the independent Shareholders' approval requirements pursuant to Rule 14A.34 of the Listing Rules. In the event that the consideration on annual basis under the Supplemental Licence Agreement exceeds HK$10,000,000 (equivalent to RMB10,600,000) in the future, the Company must comply with the provisions under Chapter 14A of the Listing Rules.

General

A circular containing, inter alia, further details of the Subscription, the notice of the EGM, the notice of the H Shareholders' class meeting and the notice of the Domestic Shareholders' class meeting will be sent to the Shareholders, the H Shareholders and the Domestic Shareholders respectively, as soon as practicable.

SUBSCRIPTION AGREEMENT DATED 8 NOVEMBER 2004

Parties:

(i) Subscriber of the Subscription Shares: Golden Force

(ii) Issuer of the Subscription Shares: WLJ

The Subscription

Pursuant to the Subscription Agreement, WLJ has agreed to increase its registered capital by way of subscription by Golden Force for the Subscription Shares, being 98,378,439 new WLJ Shares for a consideration of RMB168,880,000. The Subscription Shares represent about 92.48% of the existing registered capital of WLJ and about 48.0465% of the registered capital of WLJ as enlarged by the Subscription Shares. The Company's interest in WLJ will decrease from the current level of 92.48% to about 48.0465% as a result of the Subscription. Currently, the board of directors of WLJ comprises 6 directors and the Company has nominated 6 directors of WLJ. Pursuant to the Shareholders' Agreement and the Articles of Association, the board of directors of WLJ will comprise 9 directors. The Company will nominate 3 directors to the board of directors of WLJ. Golden Force will nominate 3 directors to the board of directors of WLJ. The Company and Golden Force will jointly nominate 3 non-executive directors to the board of directors of WLJ.

In addition, on 8 November 2004, the WLJ Shareholders and Golden Force entered into the Shareholders' Agreement and the Articles of Association to record the arrangements agreed between them with regard to, inter alia, the Subscription and the management and business of WLJ.

Upon completion of the Subscription, WLJ will be converted into a sino-foreign joint stock company for a period of 10 years from the date when the approval for the conversion have been obtained from relevant authorities of the PRC. Upon completion of the Subscription, WLJ will become an associated company of the Company.

Accordingly, the Subscription which involves Golden Force acquiring interest in WLJ constitutes a discloseable transaction of the Company and a deemed dilution of the Company's shareholding interest in WLJ as set out in the Listing Rules. As WLJ is a major subsidiary of the Group and the Subscription constitutes a material dilution under Rule 19A.38 of the Listing Rules, therefore, the Company shall obtain the approval of the Subscription by a special resolution of the Shareholders at the EGM, and special resolutions of the Domestic Shareholders and the H Shareholders at separate class meetings.

Consideration

The consideration for the Subscription Shares is RMB168,880,000, representing RMB1.71664 per Subscription Share. The total consideration in the amount of RMB168,880,000 will be settled by Golden Force in cash within 90 days after fulfillment of all the conditions set out in the Subscription Agreement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

(Stock Code: 0874)

DISCLOSEABLE TRANSACTION: DEEMED DILUTION OF SHAREHOLDING INTEREST IN WANGLAOJI PHARMACEUTICAL COMPANY LIMITED AND CONTINUING CONNECTED TRANSACTION

WLJ intends to apply the proceeds of the Subscription in the manner that (i) approximately RMB45,000,000 will be applied for the expansion and strengthening of existing sales and distribution network of the products of WLJ in the provinces, cities and regions other than Guangdong province of the PRC and development of the sales and distribution network of the products of WLJ in overseas markets; (ii) approximately RMB90,000,000 will be applied for the improvement in the production capacity of WLJ; and (iii) the remaining balance will be designated as additional working capital of WLJ.

The Directors estimate that there will be a gain of approximately RMB17,000,000 arisen from the deemed dilution of the Company's shareholding interest in WLJ as a result of the Subscription.

The terms of the Subscription Agreement, the Shareholders' Agreement and the Articles of Association, including the consideration for the Subscription Shares, were arrived at after arm's length negotiation between the Company, WLJ, the WLJ Shareholders and Golden Force after taking into account (i) the factors set out in the paragraph headed "Reasons for the Subscription" below; (ii) the audited net asset value per WLJ Share as at 31 December 2003 of approximately RMB1.329 per WLJ Share; (iii) the audited net asset value per WLJ Share as at 31 July 2004 of approximately RMB1.313 per WLJ Share; and (iv) the nominal value of WLJ Share of RMB1 each; and (vi) the valuation of approximately RMB172,000,000 as at 31 July 2004 by GZAA Incorporated (廣州中天衡評估有限公司), which is an Independent Third Party. Since 1999, GZAA Incorporated has obtained approval from State Asset Administration Bureau (國家國有資產管理局) and China Securities Regulatory Commission (中國證券監督管理委員會) for conducting asset valuation for public companies in the PRC. The consideration of RMB1.71664 per Subscription Share represents a premium of approximately 30.74% over the audited net asset value per WLJ Share of about RMB1.313 as at 31 July 2004.

Pursuant to the Subscription Agreement, Golden Force has to place a deposit of RMB8,880,000 with a designated bank account of the Company within 7 days from the date of the Subscription Agreement. The deposit and the interest accrued therefrom will be refunded to Golden Force by the third day before settlement of the final instalment of the consideration for the Subscription Shares. If Golden Force fails to pay the consideration for the Subscription Shares within 30 working days after the time it is required to pay the consideration pursuant to the Subscription Agreement, WLJ will forfeit the deposit.

The consideration for the Subscription Shares will be satisfied in the following manner: (i) 30% of the consideration, being RMB50,664,000(equivalent to approximately HK$47,796,000), will be settled within 30 days after fulfillment of all conditions set out in the Subscription Agreement; (ii) 35% of the consideration, being RMB59,108,000 (equivalent to approximately HK$55,762,000), will be settled within 60 days after fulfillment of all conditions set out in the Subscription Agreement; and (iii) the remaining 35% of the consideration, being RMB59,108,000 (equivalent to approximately HK$55,762,000), will be settled within 90 days after fulfillment of all conditions set out in the Subscription Agreement.

The Directors consider that the terms of the Subscription Agreement are fair and reasonable. The Directors are of the opinion that the Subscription is in the interest of the Company and the Shareholders as a whole.

Restriction on the transfer of the Subscription Shares and the restriction on the issue of new shares of Golden Force

According to the Subscription Agreement, Golden Force has agreed that, during the lifespan of WLJ, it should obtain the prior written consent from the Company before it can transfer, pledge or create other form of charges against some or all of the Subscription Shares.

According to the Shareholders' Agreement, Golden Force has further undertaken, within 3 years from the conversion of WLJ, not to issue any new shares of Golden Force to any individuals other than the existing shareholders of Golden Force and not to accept the registration of any share transfer by the existing beneficial owners of Golden Force.

Intention of the acquisition of the WLJ trademarks and their rights to use

Pursuant to the Shareholders' Agreement, Golden Force has undertaken to assist WLJ to acquire the trademarks of Wanglaoji registered in Hong Kong or overseas, which are currently held by Independent Third Parties and their rights to use in Hong Kong or overseas at a fair market value or independent valuation from professional valuers.

Conditions of the Subscription

Completion of the Subscription is conditional upon:

(i) the approval by the board of directors of WLJ and the WLJ Shareholders of the Subscription, the Subscription Agreement and the matters referred to therein;

(ii) the approval by a special resolution of the Shareholders at the EGM;

(iii) approval by special resolutions of the Domestic Shareholders and the H Shareholders at separate class meetings respectively;

(iv) the approval by the Ministry of Commerce of the PRC (中華人民共和國商務部) of the Subscription, the change of WLJ to a sino-foreign joint stock company upon Subscription, the Subscription Agreement and the change of the Articles of Association;

(v) the provision by WLJ of the audited financial statements of WLJ for the period from 1 January 2004 to 31 July 2004 to Golden Force;

(vi) Golden Force provides to WLJ a performance guarantee by a registered bank in Hong Kong which is acceptable by WLJ.

Completion

Subject to the fulfillment of all relevant conditions of the Subscription Agreement, completion of the Subscription Agreement is expected to take place on the date when the new business licence of WLJ (reflecting its new registered capital and its new shareholding structure) is issued by Guangzhou Administration of Industrial and Commerce Bureau (廣州市工商行政管理局). It is expected that the new business licence of WLJ will be issued not later than 30 business days from the date when the verification report (驗資報告) issued by an accountancy firm, which is an Independent Third Party.

Shareholding structure of WLJ

Set out below is the shareholding structure of WLJ immediately before and after completion of the Subscription:

	Immediately before the completion of the Subscription		Immediately after the completion of the Subscription	
WLJ Shareholders	No. of WLJ Shares	Approximate%	No. of WLJ Shares	Approximate%
The Company	98,378,439	92.48	98,378,439	48.0465
Staff of WLJ	8,000,000	7.52	8,000,000	3.9070
Golden Force	—	—	98,378,439	48.0465
Total	106,378,439	100.00	204,756,878	100.000

INFORMATION ON THE GROUP, WLJ AND GOLDEN FORCE

The Group

The Group is principally engaged in (i) manufacture and sales of Chinese patent medicine; (ii) wholesale, retail, import and export of Western and Chinese pharmaceutical products and various medical apparatus; and (iii) research and development of natural medicine and biological medicine in the PRC.

WLJ

WLJ is a non wholly-owned subsidiary of the Company. It is principally engaged in the production, processing and sales of Chinese pharmaceutical products, such as 保濟丸 (Bao Ji Wan) and 小兒七星茶 (Xiao Er Qi Xing Cha), and health care products, such as 廣東涼茶顆粒 (Guangdong Liang Cha Ke Li) in the PRC. Set out below is the financial information of WLJ (which is prepared in accordance with the PRC accounting standards):

	As at 31 December 2002 *RMB'000* *(Audited)*	As at 31 December 2003 *RMB'000* *(Audited)*	As at 31 July 2004 *RMB'000* *(Audited)*
Net asset value	133,511	141,373	139,694
	Year ended 31 December 2002 *RMB'000* *(Audited)*	**Year ended 31 December 2003** *RMB'000* *(Audited)*	**7 months ended 31 July 2004** *RMB'000* *(Audited)*
Profits before tax	24,573	33,542	18,305
Profits after tax	15,639	18,810	11,487

Golden Force

Golden Force is a company incorporated in Hong Kong and is beneficially owned by Independent Third Parties. The beneficial owners of the issued shares of Golden Force have extensive experience in retail industry and Chinese pharmaceutical products. The sole purpose of Golden Force is to hold the Subscription Shares.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



廣州藥業股份有限公司

GPC Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

(Stock Code: 0874)

DISCLOSEABLE TRANSACTION DEEMED DILUTION OF SHAREHOLDING INTEREST IN WANGLAOJI PHARMACEUTICAL COMPANY LIMITED AND CONTINUING CONNECTED TRANSACTION

REASONS FOR THE SUBSCRIPTION

The beneficial owners of Golden Force have in-depth experience in the sales of Chinese medicine overseas and have an extensive overseas marketing network in the sales of Chinese medicine in Hong Kong and South East Asia. WLJ can leverage on the overseas marketing network of Golden Force to develop international markets of the products of WLJ. In view of the strength of the beneficial owners of the issued shares of Golden Force, the Directors consider that the Subscription is in the interest of the Shareholders as a whole.

WLJ TRADEMARKS

Pursuant to the Trademark Licence Agreement, GPHL has granted to the Group, an exclusive right to use in connection with all existing and future products manufactured and to be manufactured by the Group 38 trademarks (the "Licensed Trademarks") owned by GPHL for an initial term of 10 years commencing from the date of the Trademark Licence Agreement. The Trademark Licence Agreement will be automatically renewable for a further term of 10 years by the Company upon expiry of the Trademark Licence Agreement unless GPHL gives a notice of termination three months prior to the expiry date of the initial term. Pursuant to the Trademark Licence Agreement, the Company has to pay an annual fee (the "Licence Fee") for the use of the Licensed Trademarks, which is calculated on the basis of 0.1% of the aggregate net sales of the Company reflected in its consolidated accounts prepared in accordance with the applicable PRC accounting standards and payable on a quarterly basis in arrear. Upon completion of the Subscription Agreement, WLJ will no longer be a subsidiary of the Company and will become an associated company of the Company and therefore will not be allowed to use the Licensed Trademarks under the Trademark Licence Agreement. On 8 November 2004, the Company entered into the Supplemental Licence Agreement with GPHL pursuant to which the Company has agreed to terminate the exclusive right to use the 5 trademarks that are currently used for the products of WLJ ("WLJ Trademarks"). On 8 November 2004, GPHL and WLJ entered into the WLJ Trademark Licence Agreement pursuant to which GPHL will grant to WLJ an exclusive right to use the WLJ Trademarks together with 5 additional WLJ trademarks, which WLJ will have an exclusive right to use, and 3 additional WLJ trademarks, which WLJ will have a non-exclusive right to use, for the existing products manufactured in the PRC for the period from the date upon which the WLJ Trademark Licence Agreement becoming effective to the date until GPHL is no longer the owner of the WLJ Trademarks. According to the WLJ Trademark Licence Agreement, WLJ will pay an annual licence fee equivalent to 0.1% of the aggregate net sales of WLJ as shown in its audited consolidated accounts prepared in accordance with the applicable PRC accounting standards and payable on a quarterly basis in arrear. Upon (i) Golden Force becomes a shareholder of WLJ; and (ii) WLJ becomes a sino-foreign joint stock company, WLJ will pay an annual licence fee of 2.1% of the aggregate net sales of WLJ as shown in its consolidated accounts prepared in accordance with the applicable PRC accounting standards and payable on a quarterly basis in arrear. In addition, under the Supplemental Licence Agreement, upon WLJ's conversion into a sino-foreign joint stock company, the Company will be entitled to 47% of an annual licence fee receivable by GPHL from WLJ.

Furthermore, under the Supplemental Licence Agreement, GPHL has granted to the Group an exclusive right to use an additional 36 trademarks in connection with the products that may be developed and manufactured by the Group.

Since GPHL, holds about 63.26% shareholding interest in the Company, the Supplemental Licence Agreement constitutes a continuing connected transaction for the Company under Chapter 14A of the Listing Rules. After reviewing the turnover of WLJ in the last 3 years, the Directors estimate that the consideration on annual basis under the Supplemental Licence Agreement does not exceed HK$10,000,000 (equivalent to RMB10,600,000). On such basis, the Supplemental Licence Agreement will only be subject to disclosure requirements and are exempt from the independent Shareholders' approval requirements pursuant to Rule 14A.34 of the Listing Rules. In the event that the consideration on annual basis under the Supplemental Licence Agreement exceeds HK$10,000,000 (equivalent to RMB10,600,000) in the future, the Company must comply with the provisions under Chapter 14A of the Listing Rules.

GENERAL

A circular containing, inter alia, further details of the Subscription, the notice of the EGM, the notice of the H Shareholders' class meeting and the notice of the Domestic Shareholders' class meeting will be sent to the Shareholders, the H Shareholders and the Domestic Shareholders respectively as soon as practicable.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"Articles of Association"	The articles of association dated 8 November 2004 entered into by the WLJ Shareholders and Golden Force
"Board"	the board of Directors
"Company"	廣州藥業股份有限公司 (Guangzhou Pharmaceutical Company Limited), a company incorporated in the PRC the securities of which are listed on The Stock Exchange of Hong Kong Limited and the Shanghai Stock Exchange
"Directors"	the directors of the Company
"Domestic Shareholders"	the holders of the domestic shares
"EGM"	the extraordinary general meeting of the Shareholders to be convened to consider and approve the Subscription Agreement
"Golden Force"	Golden Force Pharmacy Limited, a company incorporated in Hong Kong and its beneficial owners are Independent Third Parties
"Group"	the Company and its subsidiaries
"GPHL"	廣州醫藥集團有限公司 (Guangzhou Pharmaceutical Holdings Limited), a state-owned company incorporated in the PRC and the controlling shareholder of the Company which currently holds about 63.26% shareholding interest in the Company
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"HK$"	Hong Kong Dollars, the official currency of Hong Kong
"H Shareholders"	the holders of the H Shares
"Independent Third Party (Parties)"	an independent third party (parties) which is (are) not connected with the Company, its subsidiaries, the directors, chief executive or substantial shareholders of the Company or its subsidiaries or their respective associates (as defined in the Listing Rules)
"Listing Rules"	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"PRC"	the People's Republic of China
"RMB"	Renminbi, the official currency of the PRC
"Shares"	the shares of the Company
"Shareholders"	the shareholders of the Company
"Shareholders' Agreement"	the shareholders' agreement dated 8 November 2004 entered into by the WLJ Shareholders and Golden Force
"Subscription"	the subscription of the Subscription Shares by Golden Force pursuant to the Subscription Agreement
"Subscription Agreement"	the subscription agreement dated 8 November 2004 entered into between Golden Force and WLJ
"Subscription Shares"	98,378,439 new WLJ Shares agreed to be subscribed by Golden Force pursuant to the Subscription Agreement
"Supplemental Licence Agreement"	the supplemental licence agreement dated 8 November 2004 entered into between the Company and GPHL
"Trademark Licence Agreement"	the trademark licence agreement dated 1 September 1997 entered into between GPHL and the Company
"WLJ"	廣州王老吉藥業股份有限公司 (WangLaoJi Pharmaceutical Company Limited), a company incorporated in the PRC and currently a 92.48% owned subsidiary of the Company
"WLJ Share(s)"	a unit (units) of RMB1 in the registered capital of WLJ
"WLJ Shareholders"	the existing shareholders of WLJ, namely the Company and the staff of WLJ who are Independent Third Parties
"WLJ Trademark Licence Agreement"	the trademark licence agreement dated 8 November 2004 entered into by WLJ and GPHL
"%"	per cent.

By order of the Board
He Shuhua
Company Secretary

Guangzhou, the PRC, 8 November 2004

Note:

In this announcement, RMB has been translated into Hong Kong dollar at the rate of HK$1=RMB1.06 for reference purpose.

As at the date of this announcement, the Board comprises Mr. Yang Rongming, Mr. Zhou Yuejin, Mr. He Shuhua and Mr. Feng Zansheng as executive Directors, and Mr. Wu Zhang, Mr. Wong Hin Wing and Mr. Zhang Heyong as Independent non-executive Directors.



廣州藥業股份有限公司
GPC
Guangzhou Pharmaceutical Company Limited
(a joint stock company with limited liability established in the People's Republic of China)

(H Share Stock Code: 0874)

NOTICE CONVENING THE THIRD EXTRAORDINARY GENERAL MEETING FOR THE YEAR 2004

Guangzhou Pharmaceutical Company Limited (the "Company") and all members of the board of Directors of the Company (the "Board") hereby confirm the truthfulness, accuracy and completeness of the contents of this notice and jointly and individually accept full responsibility for any false representations, misleading statements or material omissions herein contained.

IMPORTANT NOTICE

- Time for the third extraordinary general meeting of the shareholders of the Company for the year 2004 (the "EGM"): 10:00 a.m. on Thursday, 30 December 2004.
- Place where the EGM will be held: the conference room of the Company at 2nd Floor, 45 Sha Mian North Street, Guangzhou City, Guangdong Province, the People's Republic of China (the "PRC").
- Manner for holding the EGM: present.
- Proposed special resolution: the proposed subscription of new shares of Guangzhou WangLaoJi Pharmaceutical Company Limited ("WangLaoJi") by Golden Force Pharmacy Limited ("Golden Force").

1. INFORMATION ON THE EGM

(1) The proposal for convening the EGM was considered and passed at the eighth meeting of the Third Session of the Board (the "Board Meeting").

(2) Time for the EGM: 10:00 a.m. on Thursday, 30 December 2004.

(3) Place where the EGM will be held: the conference room of the Company at 2nd Floor, 45 Sha Mian North Street, Guangzhou City, Guangdong Province, the PRC.

2. MATTERS TO BE CONSIDERED AT THE EGM

To consider and, if thought fit, pass the following resolution by way of a special resolution:

"That the subscription by Golden Force of 98,378,439 new shares of WangLaoJi, of which the Company is an existing major shareholder holding approximately 92.48 % of its current issued share capital, pursuant to the terms and conditions of a subscription agreement dated 8 November 2004 entered into between Golden Force and WangLaoJi (the "Subscription"), details of which are set out in a circular dated 12 November 2004 issued by the Company to its shareholders, be and is hereby approved and that the Directors of the Company be and they are hereby authorised on behalf of the Company to sign, seal, execute, perfect and deliver all such documents and deeds and do all such acts, matters and things as they may in their absolute discretion consider necessary or desirable and in the interests of the Company for the purpose of and in connection with the implementation of the Subscription."

The Subscription was considered and approved at the Board Meeting and the resolutions passed thereat were published in the PRC and Hong Kong on 9 November 2004.

3. ATTENDEES OF THE EGM

(1) Holders of domestic shares and overseas listed shares of the Company ("H shares") whose names appear in the Register of Members of the Company at the close of trading in the afternoon of Monday, 29 November 2004 (including those holders of H Shares who have already successfully submitted verified share transfer applications on or before 29 November 2004) are entitled to attend the EGM. The Register of Members of the Company will be closed from Tuesday, 30 November 2004 to Wednesday, 29 December 2004 (both days inclusive) during which period no transfer of H shares will be effected.

(2) Each shareholder who has the right to attend and vote at the EGM is entitled to appoint one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the EGM. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. In order to be valid, the form of proxy together with a notarially certified copy of the power of attorney or other documents of authorisation (if any) must be deposited at the Company's office not less than 24 hours before the time for holding the EGM or any adjournment thereof.

(3) The Directors, supervisors and senior management of the Company.

4. REGISTRATION FOR THE EGM

(1) To register for the EGM, an individual shareholder should produce his/her identity card and shareholder account card; a proxy should produce the form of proxy, the appointor's and the proxy's identity cards and the shareholder account card of the appointor; and a corporate shareholder should produce a photocopy of its business license, the authorisation document executed by its legal representative, its shareholder account card and the attendee's identity card. Overseas shareholders may make the registration by mail, telephone or fax.

(2) Registration time and place
Registration time: 8:30 a.m. - 11:30 a.m. and 2:00 p.m. - 4:30 p.m. on Thursday, 9 December 2004
Place of registration: the Secretariat to the Board
2nd Floor, 45 Sha Mian North Street, Guangzhou City, Guangdong Province, the PRC

5. OTHERS

(1) Address of the Company: Guangzhou Pharmaceutical Company Limited, 2nd floor, 45 Sha Mian North Street, Guangzhou City, Guangdong Province, the PRC
Postal code: 510130
Contact person: He Shuhua
Tel: (86)20-81218119 Fax: (86)20-81216408

(2) Address of Shanghai Securities Central Clearing and Registration Corporation: 36/F, China Insurance Building, No. 166 Lujiazui Road East, Shanghai, the PRC

Address of Hong Kong Registrars Limited: 46/F, Hopewell Centre, 183 Queen's Road East, Hong Kong

(3) The EGM is expected to last half a day. Shareholders attending the EGM shall be responsible for their own traveling and accommodation expenses.

6. DOCUMENTS AVAILABLE FOR INSPECTION

Resolutions passed at the Board Meeting and the announcement in relation thereof.

By order of the Board
He Shuhua
Company Secretary

Guangzhou, PRC, 12 November 2004

As at the date of this notice, the Board of Directors comprises executive directors Messrs. Yang Rongming, Zhou Yuejin, Feng Zansheng and He Shuhua and independent non-executive directors Messrs. Wu Zhang, Wong H:n Wing and Zhang Heyong.

NOTICE CONVENING A CLASS MEETING OF THE HOLDERS OF THE OVERSEAS LISTED FOREIGN SHARES

Guangzhou Pharmaceutical Company Limited (the "Company") and all members of the board of Directors of the Company (the "Board") hereby confirm the truthfulness, accuracy and completeness of the contents of this notice and jointly and individually accept full responsibility for any false representations, misleading statements or material omissions herein contained.

IMPORTANT NOTICE

- Time for the class meeting (the "Class Meeting") of the holders of the overseas listed foreign shares of the Company ("H shares"): 11:00 a.m. (or immediate after the conclusion or adjournment of the third extraordinary general meeting of the shareholders of the Company for the year 2004 (the "EGM") which will be held on the same date and at the same place) on Thursday, 30 December 2004.
- Place where the Class Meeting of the holders of H shares will be held: the conference room of the Company at 2nd Floor, 45 Sha Mian North Street, Guangzhou City, Guangdong Province, the People's Republic of China (the "PRC").
- Manner for holding the Class Meeting of the holders of H shares: present.
- Proposed special resolution: the proposed subscription of new shares of Guangzhou WangLaoJi Pharmaceutical Company Limited ("WangLaoJi") by Golden Force Pharmacy Limited ("Golden Force").

1. INFORMATION ON THE CLASS MEETING OF THE HOLDERS OF H SHARES

(1) The proposal for convening the Class Meeting of the holders of H shares was considered and approved at the eighth meeting of the Third Session of the Board (the "Board Meeting").

(2) Time for the Class Meeting of the holders of H shares: 11:00 a.m. (or immediate after the conclusion or adjournment of the EGM which will be held on the same date and at the same place) on Thursday, 30 December 2004.

(3) Place where the Class Meeting of the holders of H shares will be held: the conference room of the Company at 2nd floor, 45 Sha Mian North Street, Guangzhou City, Guangdong Province, the PRC.

2. MATTERS TO BE CONSIDERED AT THE CLASS MEETING OF THE HOLDERS OF H SHARES

To consider and, if thought fit, pass the following resolution by way of a special resolution:

"That the subscription by Golden Force of 98,378,439 new shares of WangLaoJi, of which the Company is an existing major shareholder holding approximately 92.48 % of its current issued share capital, pursuant to the terms and conditions of a subscription agreement dated 8 November 2004 entered into between Golden Force and WangLaoJi (the "Subscription"), details of which are set out in a circular dated 12 November 2004 issued by the Company to its shareholders, be and is hereby approved and that the Directors of the Company be and they are hereby authorised on behalf of the Company to sign, seal, execute, perfect and deliver all such documents and deeds and do all such acts, matters and things as they may in their absolute discretion consider necessary or desirable and in the interests of the Company for the purpose of and in connection with the implementation of the Subscription."

The Subscription was considered and approved at the Board Meeting and the resolutions passed thereat were published in the PRC and Hong Kong on 9 November 2004.



廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

(H Share Stock Code: 0874)

3. ATTENDEES OF THE CLASS MEETING OF THE HOLDERS OF H SHARES

(1) Holders of H shares whose names appear in the Register of Members of the Company at the close of trading in the afternoon of Monday, 29 November 2004 (including those holders of H shares who have already successfully submitted verified share transfer applications on or before 29 November 2004) are entitled to attend the Class Meeting of the holders of H shares. The Register of Members of the Company will be closed from Tuesday, 30 November 2004 to Wednesday, 29 December 2004 (both days inclusive) during which period no transfer of H shares will be effected.

(2) Each holder of H shares who has the right to attend and vote at the Class Meeting of the holders of H shares is entitled to appoint one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the Class Meeting of the holders of H shares. A proxy of a holder of H shares who has appointed more than one proxy may only vote on a poll. In order to be valid, the form of proxy together with a notarially certified copy of the power of attorney or other documents of authorisation (if any) must be deposited at the Company's office not less than 24 hours before the time for holding the Class Meeting of the holders of H shares or any adjournment thereof.

(3) The Directors, supervisors and senior management of the Company.

4. REGISTRATION FOR THE CLASS MEETING OF THE HOLDERS OF H SHARES

(1) To register for the Class Meeting of the holders of H shares, an individual holder of H shares should produce his/her identity card and shareholder account card; a proxy should produce the form of proxy, the appointor's and the proxy's identity cards and the shareholder account card of the appointor; and a corporate holder of H shares should produce a photocopy of its business license, the authorisation document executed by its legal representative, its shareholder account card and the attendee's identity card. Overseas shareholders may make registration by mail, telephone or fax.

(2) Registration time and place

Registration time: 8:30 a.m. - 11:30 a.m. and 2:00 p.m. - 4:30 p.m. on Thursday, 9 December 2004

Place of registration: the Secretariat to the Board
2nd Floor, 45 Sha Mian North Street, Guangzhou City, Guangdong Province, the PRC.

5. OTHERS

(1) Address of the Company: Guangzhou Pharmaceutical Company Limited, 2nd floor, 45 Sha Mian North Street, Guangzhou City, Guangdong Province, the PRC.
Postal code: 510130
Contact person: He Shuhua
Tel: (86)20-81218119 Fax: (86)20-81216408

(2) Address of Hong Kong Registrars Limited: 46/F, Hopewell Centre, 183 Queen's Road East, Hong Kong

(3) The Class Meeting of the holders of H shares is expected to last half a day. Shareholders attending the Class Meeting of the holders of H shares shall be responsible for their own traveling and accommodation expenses.

6. DOCUMENTS AVAILABLE FOR INSPECTION

Resolutions passed at the Board Meeting and the announcement in relation thereof.

By order of the Board
He Shuhua
Company Secretary

Guangzhou, PRC, 12 November 2004

As at the date of this notice, the Board of Directors comprises executive directors, Messrs. Yang Rongming, Zhou Yuejin, Feng Zansheng and He Shuhua and independent non-executive directors, Messrs. Wu Zhang, Wong Hin Wing and Zhang Heyong.

NOTICE CONVENING A CLASS MEETING OF THE HOLDERS OF THE DOMESTIC SHARES

Guangzhou Pharmaceutical Company Limited (the "Company") and all members of the board of Directors of the Company (the "Board") hereby confirm the truthfulness, accuracy and completeness of the contents of this notice and jointly and individually accept full responsibility for any false representations, misleading statements or material omissions herein contained.

IMPORTANT NOTICE

- Time for the class meeting (the "Class Meeting") of the holders of the domestic shares of the Company: 11:30 a.m. (or immediate after the conclusion or adjournment of the third extraordinary general meeting of the shareholders of the Company for the year 2004 (the "EGM") and the Class Meeting of the holders of H shares, both of which will be held on the same date and at the same place) on Thursday, 30 December 2004 .
- Place where the Class Meeting of the holders of the domestic shares will be held: the conference room of the Company at 2nd Floor, 45 Sha Mian North Street, Guangzhou City, Guangdong Province, the People's Republic of China (the "PRC").
- Manner for holding the Class Meeting of the holders of the domestic shares: present.
- Proposed special resolution: the proposed subscription of new shares of Guangzhou WangLaoJi Pharmaceutical Company Limited ("WangLaoJi") by Golden Force Pharmacy Limited ("Golden Force").

1. INFORMATION ON THE CLASS MEETING OF HOLDERS OF THE DOMESTIC SHARES

(1) The proposal for convening the Class Meeting of the holders of the domestic shares was considered and approved at the eighth meeting of the Third Session of the Board (the "Board Meeting").

(2) Time for the Class Meeting of the holders of the domestic shares: 11:30 a.m. (or immediate after the conclusion or adjournment of the EGM and the Class Meeting of the holders of H shares, both of which will be held on the same date and at the same place) on Thursday, 30 December 2004.

(3) Place where the Class Meeting of the holders of the domestic shares will be held: the conference room of the Company at 2nd Floor, 45 Sha Mian North Street, Guangzhou City, Guangdong Province, the PRC.

2. MATTERS TO BE CONSIDERED AT THE CLASS MEETING OF THE HOLDERS OF THE DOMESTIC SHARES

To consider and, if thought fit, pass the following resolution by way of a special resolution:

"That the subscription by Golden Force of 98,378,439 new shares of WangLaoJi, of which the Company is an existing major shareholder holding approximately 92.48 % of its current issued share capital, pursuant to the terms and conditions of a subscription agreement dated 8 November 2004 entered into between Golden Force and WangLaoJi (the "Subscription"), details of which are set out in a circular dated 12 November 2004 issued by the Company to its shareholders, be and is hereby approved and that the Directors of the Company be and they are hereby authorised on behalf of the Company to sign, seal, execute, perfect and deliver all such documents and deeds and do all such acts, matters and things as they may in their absolute discretion consider necessary or desirable and in the interests of the Company for the purpose of and in connection with the implementation of the Subscription."

The Subscription was considered and approved at the Board Meeting and the resolutions passed thereat were published in the PRC and Hong Kong on 9 November 2004.

3. ATTENDEES OF THE CLASS MEETING OF HOLDERS OF THE DOMESTIC SHARES

(1) Holders of the domestic shares whose names appear in the Register of Members of the Company at the close of trading in the afternoon of Monday, 29 November 2004 are entitled to attend the Class Meeting of the holders of the domestic shares.

(2) Each holder of the domestic shares who has the right to attend and vote at the Class Meeting of the holders of the domestic shares is entitled to appoint one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the Class Meeting of the holders of the domestic shares. A proxy of a holder of domestic shares who has appointed more than one proxy may only vote on a poll. In order to be valid, the form of proxy together with a notarially certified copy of the power of attorney or other documents of authorisation (if any) must be deposited at the Company's office not less than 24 hours before the time for holding the Class Meeting of the holders of the domestic shares or any adjournment thereof.

(3) The Directors, supervisors and senior management of the Company.

4. REGISTRATION FOR THE CLASS MEETING OF THE HOLDERS OF THE DOMESTIC SHARES

(1) To register for the Class Meeting of the holders of the domestic shares, an individual holder of domestic shares should produce his/her identity card and shareholder account card; a proxy should produce the form of proxy, the appointor's and the proxy's identity cards and the shareholder account card of the appointor; and a corporate holder of domestic shares should produce a photocopy of its business license, the authorisation document executed by its legal representative, its shareholder account card and the attendee's identity card. Overseas shareholders may make registration by mail, telephone or fax.

(2) Registration time and place

Registration time: 8:30 a.m. - 11:30 a.m. and 2:00 p.m. - 4:30 p.m. on Thursday, 9 December 2004

Place of registration: the Secretariat to the Board
2nd Floor, 45 Sha Mian North Street, Guangzhou City, Guangdong Province, the PRC.

5. OTHERS

(1) Address of the Company: Guangzhou Pharmaceutical Company Limited, 2nd floor, 45 Sha Mian North Street, Guangzhou City, Guangdong Province, the PRC.
Postal code: 510130
Contact person: He Shuhua
Tel: (86)20-81218119 Fax: (86)20-81216408

(2) Address of Shanghai Securities Central Clearing and Registration Corporation: 36/F, China Insurance Building, No. 166 Lujiazui Road East, Shanghai, the PRC.

(3) The Class Meeting of holders of the domestic shares is expected to last half a day. Shareholders attending the Class Meeting of the holders of the domestic shares shall be responsible for their own traveling and accommodation expenses.

6. DOCUMENTS AVAILABLE FOR INSPECTION

Resolutions passed at the Board Meeting and the announcement in relation thereof.

By order of the Board
He Shuhua
Company Secretary

Guangzhou, PRC, 12 November 2004

As at the date of this notice, the Board of Directors of the Company comprises executive directors, Messrs. Yang Rongming, Zhou Yuejin, Feng Zansheng and He Shuhua and independent non-executive directors, Messrs. Wu Zhang, Wong Hin Wing and Zhang Heyong.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



GPC

廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited

(a joint stock company established in the People's Republic of China with limited liability)

(Stock Code: 0874)

Second Notice Convening the Class Meeting of the Holders of the Overseas Listed Foreign Shares

The Notice Convening the Class Meeting of the Holders of the Overseas Listed Foreign Shares ("H shares") (the "Meeting") of Guangzhou Pharmaceutical Company Limited (the "Company") was published on 15 November 2004. Up to 9 December 2004 (the date by which the completed and signed reply slips from holders of H shares who intend to attend the Meeting must be received by the Company), the Company had not received written replies from holders of H shares who intend to attend the Meeting and whose shareholdings together represent more than 50% of the total H shares having the right to vote at the Meeting. Thus, in accordance with the requirement of article 87 of the articles of association of the Company, a second notice of the relevant matters of the Meeting is hereby given by the Company as follows:

1. Time for the Meeting: 11:00 a. m. (or immediate after the conclusion or adjournment of the third extraordinary general meeting of the shareholders of the Company for the year 2004) on Thursday, 30 December 2004.

2. Place where the Meeting will be held: the conference room of the Company at 2nd Floor, 45 Sha Mian North Street, Guangzhou City, Guangdong Province, the People's Republic of China.

3. Proposed resolution (special resolution): the proposed subscription of new shares of Guangzhou Wanglaoji Pharmaceutical Company Limited by Golden Force Pharmacy Limited.

The businesses to be considered at the Meeting as well as its date and place remain the same as those disclosed in the Notice Convening the Class Meeting of the Holders of the Overseas Listed Foreign Shares published on Shanghai Securities in the PRC and on Hong Kong Economic Times and The Standard in Hong Kong respectively on 15 November 2004.

By order of the board of directors
He Shuhua
Secretary to the board of directors

Guangzhou, the PRC, 13 December 2004

As at the date of this announcement, the board of directors of the Company comprises Messrs. Yang Yongming, Zhou Yuejin, Feng Zansheng and He Shuhua as executive directors, and Messrs. Wu Zhang, Wong Hin Wing and Zhang Heyong as independent non-executive directors.

Please also refer to the published version of this announcement in The Standard / Hong Kong Economic Times.

The voting results are:

525,303,000 shares voted in favour (of which 513,000,000 shares were State-owned shares, 12,302,000 shares were H shares and 1,000 shares were A shares), representing 99.99% of the total number of shares attended the EGM carrying the right to vote; 0 shares voted against, representing 0%, and 22,000 shares abstained, representing 0.01%.

3. PROCEEDINGS WITNESSED BY LAWYER AND AUDITOR

Guangzhou Yangcheng Certified Public Accountants Co., Ltd., the Company's domestic auditor, acted as the scrutineer for the voting at the EGM.

The EGM was witnessed by Zhang Zhenya, a lawyer of Z & T Law Firm which issued its legal opinion that the procedures for convening and holding of the EGM complied with the requirements of the Company Law and the Articles, and the eligibility of the persons attending the EGM was lawful and valid. No new motions were proposed by shareholders at the EGM. The voting procedures of the meeting complied with the laws and regulations and the provisions of the Articles. The resolution passed at the EGM was lawful and valid.

4. DOCUMENTS AVAILABLE FOR INSPECTION

(1) The resolution passed at the EGM signed by the shareholders who were present in person or by proxies; and

(2) The legal opinion issued by the lawyer in relation to the EGM.

By order of the Board
He Shuhua
Secretary to the Board

Guangzhou, PRC, 30 December 2004

As at the date of this announcement, the Board comprises Messrs. Yang Yongming, Zhou Yuejin, Feng Zansheng and He Shuhua as executive directors, and Messrs. Wu Zhang, Wong Hin Wing and Zhang Heyong as independent non-executive directors.

ANNOUNCEMENT OF THE RESOLUTION PASSED AT THE CLASS MEETING OF THE HOLDERS OF THE OVERSEAS LISTED FOREIGN SHARES

Guangzhou Pharmaceutical Company Limited (the "Company") and all members of the board of directors of the Company (the "Board") hereby confirm the truthfulness, accuracy and completeness of the contents of this announcement and jointly and severally accept full responsibility for any false representation, misleading statement or material omission herein contained.

1. CONVENING OF THE CLASS MEETING (THE "CLASS MEETING") OF THE HOLDERS OF THE OVERSEAS LISTED FOREIGN SHARES (THE "H SHARES") AND ATTENDANCE THEREOF

The Class Meeting of the holders of H shares was held by the Company on 30 December 2004 at 11: 00 a.m. at the Conference Room, 2nd Floor, 45 Sha Mian North Street, Guangzhou City, Guangdong Province, the People's Republic of China (the "PRC"). 3 holders of H shares (in person or represented by proxies) attended the Class Meeting of the holders of H shares, representing a total of 12,224,000 H shares of the Company or approximately 5.56% of the total number of H shares of the Company in issue. Up to 9 December 2004 (the date by which the completed and signed reply slips from holders of H shares who intended to attend the Class Meeting of the holders of H shares must be received by the Company), the Company had not received written replies from holders of H shares who intended to attend the Class Meeting of the holders of H shares and whose shareholdings together represented more than 50% of the total H shares having the right to vote at the Class Meeting of the holders of H shares. Therefore, the Company published a Second Notice Convening the Class Meeting of the Holders of H Shares on Shanghai Securities in the PRC and on Economic Times and The Standard in Hong Kong on 14 December 2004. According to Article 87 of the Articles of Association of the Company (the "Articles"), after the publication of a second notice of the details of the Class Meeting of the holders of H shares, such meeting can be held by the Company as originally scheduled.

The Class Meeting of the holders of H shares was convened by the Board and was presided by Mr. Yang Yongming, the chairman of the Company. Some of the directors, supervisors and senior management of the Company, together with the attesting lawyer and auditor of the Company were present at the Class Meeting of the holders of H shares. The Class Meeting of the holders of H shares was held in compliance with the relevant provisions of the Company Law of the PRC (the "Company Law") and the Articles.

As at the date of the Class Meeting of the holders of H shares, there were a total of 219,900,000 H shares of the Company in issue (representing approximately 27.12% of the total issued shares of the Company), entitling the holders thereof to attend and vote for or against the resolution set out in the notice of the Class Meeting of the holders of H shares (the "Notice") published on 15 November 2004. No holders of H shares of the Company were entitled to attend and vote only against the resolution at the Class Meeting of the holders of H shares.

ANNOUNCEMENT OF THE RESOLUTION PASSED AT THE CLASS MEETING OF THE HOLDERS OF THE DOMESTIC SHARES

Guangzhou Pharmaceutical Company Limited (the "Company") and all members of the board of directors of the Company (the "Board") hereby confirm the truthfulness, accuracy and completeness of the contents of this announcement and jointly and severally accept full responsibility for any false representation, misleading statement or material omission herein contained.

1. CONVENING OF THE CLASS MEETING (THE "CLASS MEETING") OF THE HOLDERS OF THE DOMESTIC SHARES AND ATTENDANCE THEREOF

The Class Meeting of the holders of domestic shares was held by the Company on 30 December 2004 at 11: 30 a.m. at the Conference Room, 2nd Floor, 45 Sha Mian North Street, Guangzhou City, Guangdong Province, the People's Republic of China (the "PRC"). 2 holders of domestic shares (in person or represented by proxies) attended the Class Meeting of the holders of domestic shares, representing a total of 513,001,000 domestic shares of the Company (of which 513,000,000 shares were State-owned shares and 1,000 shares were A shares) or approximately 86.80% of the total number of issued domestic shares of the Company. The Class Meeting of the holders of domestic shares was convened by the Board and was presided by Mr. Yang Yongming, the chairman of the Company. Some of the directors, supervisors and senior management of the Company, together with the attesting lawyer and auditor of the Company were present at the Class Meeting of the holders of domestic shares. The Class Meeting of the holders of domestic shares was held in compliance with the relevant provisions of the Company Law of the PRC (the "Company Law") and the Company's Articles of Association (the "Articles").

As at the date of the Class Meeting of the holders of domestic shares, there were a total of 591,000,000 domestic shares of the Company in issue, entitling the holders thereof to attend and vote for or against the resolution set out in the notice of the Class Meeting of the holders of domestic shares (the "Notice") published on 15 November 2004. No holders of domestic shares of the Company were entitled to attend and vote only against the resolution at the Class Meeting of the holders of domestic shares.

2. CONSIDERATION OF THE RESOLUTION

In accordance with the agenda of the Class Meeting of the holders of domestic shares, the following resolution (details of which were set out in the Notice) was passed at the Class Meeting of the holders of domestic shares by means of a poll:

The proposed subscription of new shares of Guangzhou WangLaoJi Pharmaceutical Company Limited by Golden Force Pharmacy Limited was considered and passed by means of a special resolution.

The voting results are:

513,001,000 shares voted in favour (of which 513,000,000 shares were State-owned shares and 1,000 shares were A shares), representing 100% of the total number of domestic shares attended the Class Meeting of the holders of the domestic shares carrying the right to vote; 0 shares voted against, representing 0 %, and 0 shares abstained, representing 0%.

3. PROCEEDINGS WITNESSED BY LAWYER AND AUDITOR

Guangzhou Yangcheng Certified Public Accountants Co., Ltd., the Company's domestic auditor, acted as the scrutineer for the voting at the Class Meeting of the holders of domestic shares.

The Class Meeting of the holders of domestic shares was witnessed by Zhang Zhenya, a lawyer of Z & T Law Firm which issued its legal opinion that the procedures for convening and holding of the Class Meeting of the holders of domestic shares complied with the requirements of the Company Law and the Articles, and the eligibility of the persons attending the Class Meeting of the holders of domestic shares was lawful and valid. No new motions were proposed by the holders of domestic shares at the Class Meeting of the holders of domestic shares. The voting procedures of the meeting complied with the laws and regulations and the provisions of the Articles. The resolution passed at the Class Meeting of the holders of domestic shares was lawful and valid.

4. DOCUMENTS AVAILABLE FOR INSPECTION

(1) The resolution passed at the Class Meeting of the holders of domestic shares signed by holders of domestic shares who were present in person or by proxies; and

(2) The legal opinion issued by the lawyer in relation to the Class Meeting of the holders of domestic shares.

By order of the Board
He Shuhua
Secretary to the Board

Guangzhou, PRC; 30 December 2004

As at the date of this announcement, the Board comprises Messrs. Yang Yongming, Zhou Yuejin, Feng Zansheng and He Shuhua as executive directors, and Messrs. Wu Zhang, Wong Hin Wing and Zhang Heyong as independent non-executive directors.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



GPC

廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

(H Share Stock Code: 0874)

ANNOUNCEMENT OF THE RESOLUTION PASSED AT THE THIRD EXTRAORDINARY GENERAL MEETING OF 2004

Guangzhou Pharmaceutical Company Limited (the "Company") and all members of the board of directors of the Company (the "Board") hereby confirm the truthfulness, accuracy and completeness of the contents of this announcement and jointly and severally accept full responsibility for any false representation, misleading statement or material omission herein contained.

1. CONVENING OF THE THIRD EXTRAORDINARY GENERAL MEETING OF 2004 (THE "EGM") AND ATTENDANCE THEREOF

The EGM was held by the Company on 30 December 2004 at 10:00 a.m. at the Conference Room, 2nd Floor, 45 Sha Mian North Street, Guangzhou City, Guangdong Province, the People's Republic of China (the "PRC"). 5 shareholders (in person or represented by proxies) attended the EGM, representing a total of 525,325,000 shares (of which 513,000,000 shares were State-owned shares, representing approximately 63.26% of the total number of shares of the Company, 12,324,000 shares were H shares, representing approximately 1.52% of the total number of shares of the Company, and 1,000 shares were A shares, representing approximately 0.00012% of the total number of shares of the Company) or approximately 64.78% of the total shares of the Company. The EGM was convened by the Board and was presided by Mr. Yang Yongming, the chairman of the Company. Some of the directors, supervisors and senior management of the Company, together with the attesting lawyer and auditor of the Company were present at the EGM. The EGM was held in compliance with the relevant provisions of the Company Law of the PRC (the "Company Law") and the Company's Articles of Association (the "Articles").

As at the date of the EGM, there were a total of 810,900,000 shares of the Company in issue, entitling the holders thereof to attend and vote for or against the resolution set out in the notice of the EGM (the "Notice") published on 15 November 2004. No holders of shares in the Company were entitled to attend and vote only against the resolution at the EGM.

2. CONSIDERATION OF THE RESOLUTION

In accordance with the agenda of the EGM, the following resolution (details of which were set out in the Notice) was passed at the EGM by means of a poll:

The proposed subscription of new shares of Guangzhou WangLaoJi Pharmaceut[illegible]ompany Limited by Golden Force Pharmacy Limited was considered and passed by means of a special res[illegible]n.

The voting results are:

2. CONSIDERATION OF THE RESOLUTION

In accordance with the agenda of the Class Meeting of the holders of H shares, the following resolution (details of which were set out in the Notice) was passed at the Class Meeting of the holders of H shares by means of a poll:

The proposed subscription of new shares of Guangzhou WangLaoJi Pharmaceutical Company Limited by Golden Force Pharmacy Limited was considered and passed by means of a special resolution.

The voting results are:

12,202,000 shares voted in favour, representing 99.82% of the total number of H shares attended the Class Meeting of the holders of H shares carrying the right to vote; 0 shares voted against, representing 0%, and 22,000 shares abstained, representing 0.18%.

3. PROCEEDINGS WITNESSED BY LAWYER AND AUDITOR

Guangzhou Yangcheng Certified Public Accountants Co., Ltd., the Company's domestic auditor, acted as the scrutineer for the voting at the Class Meeting of the holders of H shares.

The Class Meeting of the holders of H shares was witnessed by Zhang Zhenya, a lawyer of Z & T Law Firm which issued its legal opinion that the procedures for convening and holding of the Class Meeting of the holders of H shares complied with the requirements of the Company Law and the Articles, and the eligibility of the persons attending the Class Meeting of the holders of H shares was lawful and valid. No new motions were proposed by the holders of H shares at the Class Meeting of the holders of H shares. The voting procedures of the meeting complied with the laws and regulations and the provisions of the Articles. The resolution passed at the Class Meeting of the holders of H shares was lawful and valid.

4. DOCUMENTS AVAILABLE FOR INSPECTION

(1) The resolution passed at the Class Meeting of the holders of H shares signed by holders of H shares who were present in person or by proxies; and

(2) The legal opinion issued by the lawyer in relation to the Class Meeting of the holders of H shares.

By order of the Board
He Shuhua
Secretary to the Board

Guangzhou, PRC, 30 December 2004

As at the date of this announcement, the [illegible]rd comprises Messrs. Yang Yongming, Zhou Yuejin, Feng Zansheng and He Shuhua as executive directors, and Messrs. Wu Zhang, Wong Hin Wing and Zhang Heyong as independent non-executive

於2005年4月14日刊登於英文虎報 B34版

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



廣州藥業股份有限公司

GPC Guangzhou Pharmaceutical Company Limited

(a joint stock company established in the People's Republic of China with limited liability)

(Stock Code: 0874)

Announcement

Reference is made to the announcement dated 26 November 2001 and 29 May 2002, Guangzhou Pharmaceutical Holdings Limited ("GPHL"), the controlling shareholder holding approximately 60.55% interests in the share capital of Guangzhou Pharmaceutical Company Limited (the "Company") as of the date of this announcement, pledged certain state-owned shares of the Company held by it for the reorganization of liabilities owing by Guangzhou Baiyunshan Pharmaceutical Company Limited.

The Company was informed by GPHL that according to a ruling made by Guangzhou Intermediate People's Court of Guangdong Province on 11 April 2005 ([2005] Sui Zhong Fa Zhi Zi Civil No. 736), 56,010,000 state-owned shares of the Company held by GPHL, representing approximately 6.91% of the Company's total issued share capital, which had been pledged to Guangzhou Beicheng Rural Credit Cooperative, had been frozen. The frozen period is from 11 April 2005 to 10 April 2006.

This announcement is made in accordance with Rule 13.09(2)of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

By order of the Board
He Shuhua
Company Secretary

Guangzhou, PRC, 13 April 2005

As at the date of this announcement, the Board of the Company comprises Mr. Yang Rongming, Mr. Zhou Yuejin, Mr. Feng Zansheng and Mr. He Shuhua as executive directors, and Mr. Wu Zhang, Mr. Wong Hin Wing and Mr. Zhang Heyong as independent non-executive directors.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited

(a joint stock company established in the People's Republic of China with limited liability)

(Stock Code: 0874)

ANNOUNCEMENT

The directors of the Company (the "Directors") have noted the recent increases in the price of the shares and increase in trading volume of the shares of Guangzhou Pharmaceutical Company Limited (the "Company") and wish to state that the Directors are not aware of any reasons for such increase.

The Directors understand that the Company is in the process of negotiating terms of the continuing connected transactions (as defined in the Rules Governing the Listing of securities on the Stock Exchange) with Guangzhou Pharmaceutical Holdings Company Limited, a substantial shareholder holding approximately 60.55% interest in the Company. **As the transactions may or may not be proceed. The shareholders are advised to exercise caution when dealing the shares of the Company. Further announcement will be made once the transactions are materialised.**

Save as disclosed above, the Directors also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23, neither is the board of Directors (the "Board") aware of any matter discloseable under the general obligation imposed by Rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of the Board, the Directors collectively and individually accept responsibility for the accuracy of this statement.

By Order of the Board
Guangzhou Pharmaceutical Company Limited
He Shuhua
Company Secretary

Guangzhou, the People's Republic of China, 25 April 2005

As at the date of this announcement, the Board comprises Mr. Yang Yongming, Mr. Zhou Yuejin, Mr. He Shuhua and Mr. Feng Zansheng as executive directors, and Mr. Wu Zhang, Mr. Wong Hin Wing and Mr. Zhang Heyong as independent non-executive directors.



廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

(Stock Code: 0874)

Summary of 2004 Annual Report

1. IMPORTANT NOTICE

1.1 The Board of Directors (the "Board") and all the Directors of Guangzhou Pharmaceutical Company Limited ("GPC" or the "Company") collectively and individually accept full responsibility for the authenticity, accuracy and completeness of the information contained in this annual report and confirm that there are no false information, misleading statements or material omissions in this annual report.

1.2 The Company held the 11th meeting of the 3rd session of the Board of Directors on 27 April 2005. Mr. Yang Rongming, the Chairman, was not able to attend this meeting because of official business and had appointed Mr. Zhou Yuejin, the Vice Chairman to exercise the voting right on his behalf.

1.3 Guangdong Yangcheng Certified Public Accountants Co., Ltd. (formerly known as "Guangzhou Yangcheng Certified Public Accountants Co., Ltd."), the domestic auditors, and PricewaterhouseCoopers, the Hong Kong auditors, have issued unqualified auditors' reports.

1.4 Mr. Yang Rongming, Chairman of the Board, Mr. Xie Bin, General Manager, Mr. Gao Fang, Financial Controller and Mr. Chen Binghua, Senior Manager of the Finance Department, individually accept responsibility for ensuring the authenticity and completeness of the financial reports contained in this annual report.

1.5 Unless otherwise stated, the financial data contained in this report is extracted from the accounts prepared in accordance with PRC accounting standards and systems.

1.6 This annual report is prepared in both English and Chinese. In the event that different interpretation occurs, with the exception of the accounts prepared in accordance with the accounting principles generally accepted in Hong Kong ("HK GAAP") and the Hong Kong auditors' report thereon, the Chinese version shall prevail.

2. COMPANY PROFILE

2.1 General Information

Stock Abbreviation:	GZ Phar.
Stock Code:	600332 (A share)
Stock Exchange:	The Shanghai Stock Exchange
Stock Abbreviation:	GZ Phar.
Stock Code:	0874 (H share)
Stock Exchange:	The Stock Exchange of Hong Kong Limited
Registered address:	45 Sha Mian North Street, Guangzhou City, Guangdong Province, PRC
Postal code:	510130
Website:	http://www.gpc.com.cn
E-mail address:	sec@gpc.com.cn

2.2 Contacts

	Company secretary	Representative of securities affairs
Name	Mr. He Shuhua	Ms. Huang Xuezhen
Address	45 Sha Mian North Street, Guangzhou City, Guangdong Province, PRC	45 Sha Mian North Street, Guangzhou City, Guangdong Province, PRC
Telephone	(8620) 8121 8119	(8620) 8121 8086
Fax	(8620) 8121 6408	(8620) 8121 6408
E-mail	hesh@gpc.com.cn	huangxz@gpc.com.cn

3. FINANCIAL DATA AND FINANCIAL INDICATORS

3.1 Principal Financial Data

Principal Financial Data	2004 RMB'000	2003 RMB'000	Changes (%)	2002 RMB'000
Sales	7,708,314	6,971,963	10.56	5,943,823
Total profit	167,642	284,773	(41.13)	287,506
Net profit	55,292	139,795	(60.45)	158,478
Net profit after non-operating items	63,170	144,460	(56.27)	162,296
	As at 31 December 2004 RMB'000	**As at 31 December 2003 RMB'000**	**Changes (%)**	**As at 31 December 2002 RMB'000**
Total assets	5,182,878	4,707,039	10.11	4,373,194
Shareholders' funds	2,440,230	2,429,476	0.44	2,335,583
Net cash inflows from operating activities	300,542	(6,830)	3036.20	169,014

3.2 Principal Financial Indicators

Principal Financial Indicators	2004	2003	Changes (%)	2002
Earnings per share (RMB)	0.07	0.17	(60.45)	0.20
The latest earnings per share (RMB)	0.07	0.17	(60.45)	0.20
Return on net assets (weighted average) (%)	2.27	5.87	(61.33)	6.96
Return on net assets fter deducting non-operating items (weighted average) (%)	2.63	6.06	(56.60)	7.12
Net cash inflows from operating activities per share (RMB)	0.25	(0.01)	3,036.20	0.21
	As at 31 December 2004	**As at 31 December 2003**	**Changes**	**As at 31 December 2002**
Net assets per share (RMB)	3.01	3.00	0.44	2.86
Adjusted net assets per share (RMB)	2.96	2.92	1.37	2.80

Non-operating items

☑ Applicable ☐ Not applicable

Non-operating items included:

Non-operating items	Amount (RMB'000)
Losses on disposal of long-term equity investments, fixed assets, construction in progress, intangible assets and other long-term assets	(3,705)
Government grants and subsidies	589
Gain from short-term investments (excluding losses/gain from short term investments entrusted to qualified financial institutions)	612
Net non-operating results	6,519
Non-operating expenses after deducting provision for value impairment of assets made in accordance with the Enterprise Accounting Regulations	13,795
Reversal of provisions for impairments made in the previous years	452
Income tax effect	(983)
Minority interests	(443)
Total	(7,8[illegible])

3.3 Differences between the accounts for the year ended 31 December 2004 prepared in accordance with PRC accounting standards and systems and HK GAAP

☑ Applicable ☐ Not applicable

	Notes	Under PRC accounting standards and systems (RMB'000)	Under HK GAAP (RMB'000)
Net profit		55,292	42,829
Explanations for the difference			
Net profit under PRC accounting standards and systems			55,292
Less: Amortisation of intangible assets	1		10,446
Additional depreciation on revalued fixed assets	2		1,975
Deferred taxation, net impact	3		6,727
Appropriation to staff bonus and welfare fund charged as expenses	4		2,693
Losses arising from delution of minority interests in a subsidiary	5		1,908
Add: Government grant recognised as income	6		361
Reversal of difference in provision for employee benefits in medical insurance	7		5,476
Unsettled long outstanding payables written off recognised as income	8		5,113
Differences in minority interests	9		336
Profit attributable to shareholders under HK GAAP			42,829

Explanations for differences:

1) This was the costs of renovation for staff quarters and was the losses incurred in 2000 for Guangzhou Pharmaceutical Company Limited and its subsidiaries (the "Group") in relation to the purchase of staff quarters by its employees. Under HK GAAP, such cost are recognised as an intangible asset and are subject to amortisation on a straight line basis over a period of 10 years for the estimated remaining average service life of its employees. Under PRC accounting standards and systems, the relevant losses adjusted the undistributed profit of the then beginning of the year.

2) The Group's assets were revalued by an international valuer in 1997 for the purpose of listing of the Company's H Shares. The said revaluation has been reflected in the accounts prepared under HK GAAP instead of the accounts prepared under PRC accounting standards and systems. The depreciation charged in the accounts prepared under HK GAAP was higher than that calculated under PRC accounting standards and systems as the former was calculated on the basis of revalued amount of fixed assets.

3) The Group has not made provision for deferred tax in the accounts prepared in accordance with PRC accounting standards and systems. For accounts prepared under HK GAAP, liability method was used to make full provision for the deferred tax liability in relation to all the temporary time differences, which made it possible to offset against the recognized deferred tax assets by future assessable profit and utilizable temporary time differences.

4) This was the staff bonus and welfare fund appropriated from profit after taxation in the accounts prepared under PRC accounting standard and systems. Under HK GAAP, it was recognised as expenses in the profit and loss account of the period.

5) Loss arising from the increase in capital by the Group in a subsidiary was recognised as capital reserve in the accounts prepared in accordance with PRC Accounting Standards and Systems. Under HK GAAP, it was recognised in the profit and loss account in the then period and is transferred from profit after taxation to capital reserve.

6) Government subsidies transferred to fixed assets were recognised as capital reserve in the accounts prepared in accordance with PRC Accounting Standards and Systems. Under HK GAAP, income of government subsidies were deferred and were changed in the profit and loss account and calculated by straight line method in accordance with estimated useful life of the relevant assets.

7) On 1st December 2001, the Group has participated in a medical insurance scheme set up and managed by the Guangzhou People's Municipal Government as required by the Pilot Scheme of Basic Medical Insurance for Employees of Guangzhou issued by the Guangzhou People's Municipal Government. Under the requirement of HK GAAP, the medical insurance for the past services of the retired and would-be retired staff was recognised as costs in the previous years. However, in the accounts prepared under PRC Accounting Standards and Systems, such medical insurance was recognised as expenses on an reimbursement basis. Cash reimbursement is not acceptable by HK GAAP.

8) Write-off of payables was recognised as capital reserve in the accounts prepared in accordance with PRC Accounting Standards and Systems. Under HK GAAP, it was recognised in the profit and loss account and was transferred from profit after tax to capital reserve.

9) As there were differences between net profit/profit attributable to shareholders prepared under HK GAAP and that prepared under the PRC Accounting Standards and Systems due to the above adjustments, resulting in the differences in minority interest.

3.4 Extracted from the accounts prepared in accordance with HK GAAP

Indicators	2004	2003	As restated 2002	2001	2000
1. Turnover (RMB'000)	7,709,565	6,973,113	5,943,823	5,334,029	4,222,857
2. Profit before taxation (RMB'000)	161,675	307,829	196,360	205,987	204,572
3. Profit attributable to shareholders (RMB'000)	42,829	146,667	101,155	95,868	135,250
4. Total assets (RMB'000)	5,413,438	4,954,091	4,410,210	3,877,969	3,256,426
5. Total liabilities (Including minority interests) (RMB'000)	2,867,846	2,402,674	1,956,130	1,469,539	1,657,609
6. Shareholders' funds (RMB'000)	2,545,592	2,551,417	2,454,080	2,408,430	1,598,817
7. Earnings per share (RMB)	0.053	0.181	0.125	0.119	0.135
8. Net assets per share (RMB)	3.14	3.15	3.03	2.97	2.18
9. Return on net assets (%)	1.68	5.75	4.12	3.98	8.46
10. Ratio of shareholders' funds (%)	47.02	51.50	55.65	62.11	49.10
11. Gearing ratio (%) (Note)	52.98	48.50	44.35	37.89	50.90

Note: Gearing ratio is calculated according to the following formula: total liabilities/total assets x 100%

廣州藥業股份有限公司
GPC
Guangzhou Pharmaceutical Company Limited
(a joint stock company with limited liability established in the People's Republic of China)
(Stock Code: 0874)

Summary of 2004 Annual Report

4. CHANGE IN SHARE CAPITAL AND SHAREHOLDERS

4.1 Movement in share capital

Unit: share

	Before change	Right issues	Bonus issues	Reserve capitalised	New issue	Others	Sub-total	After the change
				Change (+/-)				
A. Unlisted shares								
1. Founders' shares								
Including:								
State-owned shares	513,000,000		-	-	-		-	513,000,000
Domestic legal entities' shares	-				-	-	-	-
Foreign legal entities' shares	-	-	-	-	-	-	-	-
Others	-				-	-	-	-
2. Collective legal entities' shares	-	-			-			-
3. Inner staff shares		-		-	-	-		-
4. Preferred shares or others	-			-	-	-		
Total unlisted shares	513,000,000	-		-	-			513,000,000
B. Listed shares								
1. RMB ordinary shares	78,000,000	-	-	-	-	-	-	78,000,000
2. Domestic listed foreign capital shares			-	-			-	-
3. Overseas listed foreign capital shares (H shares)	219,900,000		-	-	-	-		219,900,000
4. Others	-	-		-		-		
Total listed shares	297,900,000	-		-	-	-		297,900,000
C. Total shares	810,900,000	-	-	-	-	-		810,900,000

4.2 The top ten shareholders and the top ten shareholders holding listed shares of the Company as at 31 December 2004

Number of shareholders as at the end of the Reporting Period 47,042

The top ten shareholders

Shareholders	Change during the year	Shares held as at 31 December 2004	Percentage (%)	Type of shares (listed or unlisted)	No. of shares pledged or frozen	Nature of shareholders
Guangzhou Pharmaceutical Holdings Limited ("GPHL")	-22,000,000	491,000,000	Approximately 60.55	Unlisted	102,967,000 pledged	State-owned shareholder
HKSCC Nominees Limited	44,031	218,214,999	Approximately 26.91	Listed	Unknown	Shareholder of overseas foreign capital shares
China Greatwall Asset Management Corporation	22,000,000	22,000,000	Approximately 2.71	Unlisted	Unknown	State-owned shareholder
Bank of Communications — Xiang Cai He Feng Growth Sector Fund	1,499,897	1,499,897	Approximately 0.18	Listed	Unknown	Shareholder of domestic shares
HSBC Nominees (Hong Kong) Limited	0	862,000	Approximately 0.11	Listed	Unknown	Shareholder of overseas foreign capital shares
Bank of Communications — Xing Ke Securities Investment Fund	365,500	365,500	Approximately 0.05	Listed	Unknown	Shareholder of domestic shares
Wong Chung King	0	308,000	Approximately 0.04	Listed	Unknown	Shareholder of domestic shares
Xu Wei Ping	220,746	220,746	Approximately 0.03	Listed	Unknown	Shareholder of domestic shares
Xing He Securities Investment Fund	-78,061	216,354	Approximately 0.03	Listed	Unknown	Shareholder of domestic shares
Xing Gui Song	144,420	144,420	Approximately 0.02	Listed	Unknown	Shareholder of domestic shares

The top ten shareholders of listed shares

Shareholders	No. of listed shares held as at 31 December 2004 (share)	Nature of shares (A/B/H shares or others)
HKSCC Nominees Limited	218,214,999	H shares
Bank of Communications — Xiang Cai He Feng Growth Sector Fund	1,499,897	A shares
HSBC Nominees (Hong Kong) Limited	862,000	H shares
Bank of Communications — Xing Ke Securities Investment Fund	365,500	A shares
Wong Chung King	308,000	H shares
Xu Wei Ping	220,746	A shares
Xing He Securities Investment Fund	216,354	A shares
Xing Gui Song	144,420	A shares
Lian Yuan Jie	121,600	A shares
Liu Zhi Zhong	120,000	A shares

Explanation on the connection among the above ten shareholders

- According to the information provided by HKSCC Nominees Limited, the H shares held by it were held on behalf of several clients.
- The Company is not aware of any connection among the ten shareholders listed above, or whether they are persons acting in concert as stipulated in the "Rules Governing the Disclosure of Change in Shareholders' Shareholding in Listed Companies".

4.3 Controlling Shareholder and the Beneficial Owner

4.3.1 Change in the controlling shareholder and beneficial owner of the Company.

☐ Applicable ☑ Not applicable

4.3.2 Information of the shareholder holding 10% or more of the Company's total issued shares

Name of shareholder	% of shares held	Legal representative	Date of establishment	Registered capital	Business scope
Guangzhou Pharmaceutical Holdings Limited	60.55%	Mr. [illegible] Company	August [illegible]	RMB[illegible] million	To invest in and manage State-owned assets, to sell and manufacture chemical medicine, Chinese and western medical, Chinese raw medicine, bio-tech products, medical apparatus, packing materials for pharmaceutical products, health drinks and food, hygienic materials and pharmaceutical related merchandise; to undertake medicine-related import and export affairs and to develop real estate

4.3.3 Relationship between the Company and the beneficial owner

The State-owned Assets Regulatory Commission of Guangzhou
↓ 100%
GPHL
↓ 60.55%
The Company

4.3.4 Neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's shares during the Year.

4.3.5 Public Float

Based on the publicly available information and to the best knowledge of the Directors, the Company has maintained sufficient public float as at the latest practicable date prior to the date of this annual report.

4.3.6 Pre-emptive Rights

According to the laws of the PRC and the Articles of Association of the Company, there is no pre-emptive right which would oblige the Company to issue new shares to the existing shareholders on a pro-rata basis.

5. DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND STAFF

5.1 Directors', Supervisors' and Senior Management's interest in shares (A shares)

Name	Position	Gender	Age	Terms of office	Shares held as at 1 January 2004	Shares held as at 31 December 2004	Reason for change
Mr. Yang Rongming	Chairman	Male	51	1 November 2004-present	–	–	–
Mr. Zhou Yuejin	Vice Chairman	Male	47	26 March 2004-present	28,900	28,900	–
Mr. Feng Zansheng	Executive Director	Male	[illegible]	26 March 2004-present	–	–	–
Mr. He Shuhua	Executive Director	Male	[illegible]	1 November 2004-present	–	–	–
	Deputy General Manager and Company Secretary			28 April 2001-present	27,700	27,700	–
Mr. Wu Zhang	Independent Non-executive Director	Male	47	26 March 2004-present	–	–	–
Mr. Wong Hin Wing	Independent Director Non-executive	Male	[illegible]	26 March 2004-present	–	–	–
Mr. Zhang Heping	Independent Director Non-executive	Male	64	26 March 2004-present	–	–	–
Mr. Cai Zhixiang	Chairman	Male	55	26 March 2004-9 September 2004	–	-	–
Mr. Li Yimin	Vice Chairman	Male	54	26 March 2004-22 June 2004	14,300	14,300	–
Mr. [illegible]	Independent Non-executive Director	Male	[illegible]	18 October 2001-26 March 2004	14,300	14,300	–
Mr. Zhang [illegible]	Independent Non-executive Director	Male	72	18 October 2001-26 March 2004	–		
Mr. [illegible]	Independent Non-executive Director	Male	65	18 October 2001-26 March 2004	–	-	–
Mr. Huang [illegible]	Independent Non-executive Director	Male	[illegible]	18 October 2001-26 March 2004			
Mr. Chen Canying	Chairman of the Supervisory Committee	Male	55	26 March 2004-present			-
Mr. [illegible]	Supervisor	Male	43	26 March 2004-present	[illegible]	[illegible]	-
Mr. Zhong Yugan	Supervisor	Male	[illegible]	26 March 2004-present	[illegible]	[illegible]	
Mr. [illegible]	Supervisor	Male	[illegible]	18 October 2001-26 March 2004			
Mr. [illegible]	Supervisor	Male	[illegible]	18 October 2001-26 March 2004			-
Mr. [illegible]	General Manager	Male	[illegible]	26 November 2004-present			-
Mr. [illegible]	Financial Controller	Male	[illegible]	28 April 2004-present	[illegible]	[illegible]	
Mr. Li [illegible]	Deputy General Manager	Male	44	18 October 2001-19 February 2004	-	-	-

5.2 Directors and Supervisors working in the Company's corporate shareholder

☑ Applicable ☐ Not applicable

Name	Shareholders	Position	Terms of office	Whether received remuneration or allowance
Mr. Yang Rongming	Guangzhou Pharmaceutical Holdings Limited	Chairman and General Manager	July 2004-present	Yes
Mr. Chen Canying	Guangzhou Pharmaceutical Holdings Limited	Chairman of the Labour Union	February 2001-present	Yes

5.3 Annual Emoluments of the Directors, Supervisors and Senior Management

	Rmb'000
Aggregate annual emoluments	3,164
Total emoluments of the three highest paid Directors	2,232
Total emoluments of the three highest paid Senior Management	1,523
Allowances to Independent Directors	278
Other emoluments to Independent Directors	Nil
Directors and Supervisors who did not receive emoluments or allowance from the Company	Mr. Yang Rongming, Mr. Zhong Yugan, Mr. Chen Canying, Mr. Cai Zhixiang and Mr. Li Yimin
Range of emoluments	Number
Over RMB400,000	4
RMB100,000~RMB400,000	1
Below RMB100,000	9

6. REPORT OF THE DIRECTORS

6.1 Management Discussion and Analysis

Scope of business

The Company and its subsidiaries (collectively the "Group") is principally engaged in (1) manufacture and sales of Chinese Patern Medicine("CPM"); (2) wholesale, retail, import and export of western and Chinese pharmaceutical products and medical apparatus; and (3) research and development of natural medicine and biological medicine.

According to the Group's consolidated accounts for the year ended 31 December 2004 prepared under the PRC accounting standards and systems, the turnover of the Group was approximately RMB7,708,314,000, representing an increase of 10.56% over that of 2003. Total profit was approximately RMB167,642,000, representing a decrease of 41.12% over that of 2003 and net profit was approximately RMB55,292,000, representing a decrease of 60.45% over that of 2003. According to the Group's consolidated accounts for the year prepared under HK GAAP, the Group's turnover amounted to approximately RMB7,709,565,000, representing an increase of 10.56% over that of 2003. Its profit before taxation was approximately RMB161,675,000, representing a decrease of 47.48% over that of 2003, and profit attributable to shareholders was approximately RMB42,829,000, representing a decrease of 70.80% over that of 2003.



廣州藥業股份有限公司

GPC **Guangzhou Pharmaceutical Company Limited**

(a joint stock company with limited liability established in the People's Republic of China)

(Stock Code: 0874)

Summary of 2004 Annual Report

(1) CPM manufacturing business (the "Manufacturing Operations")

Chinese Patent Medicine manufacturing business (the "Manufacturing Operations")

During the year 2004, due to the implementation of the national policy regarding the administration on advertisement of pharmaceuticals and their price-restriction, the amortization of fixed assets and higher operating cost upon completion of GMP renovation and the increase in the price of raw material all resulted in a decline of the operating results of the Company's certain manufacturing subsidiaries.

According to the Group's consolidated accounts prepared under the PRC accounting standards and systems, turnover of the Manufacturing Operations for the Year was RMB1,918,980,000, representing an increase of 1.58% over that of 2003. Total profit was RMB180,314,000, representing a decrease of 15.38% over that of 2003, and net profit was RMB94,211,000. According to the Group's consolidated accounts prepare under HK GAAP, turnover of the Manufacturing Operations for the Year was RMB1,920,231,000, representing an increase of 1.58% over that of 2003. Profit before taxation was RMB177,976,000, representing a decrease of 25.44% over that of 2003, and profit attributable to shareholders was RMB87,478,000.

In 2004, the Group has taken the following measures in its Manufacturing Operations:(i) it has endeavored to improve the promotion and marketing in its major products such as Xiao Ke Wan, Hua Tuo Zai Zao Wan, and the series of Wang Lao Ji Liao Cha and Hua Zhi Shuan and further strengthened the marketing and promotion of products so as to expand the market share of its major products; (ii) it has strengthened the cooperation with large pharmaceutical companies in major cities, and enhanced the marketing and promotion in the retail market; (iii) it continued to strengthen the brand promotions to the academy and end-users market such as hospitals and medical institutions. During the Year, certain large promotions and academic exchange activities were conducted, by which the corporate identity and the brand popularity were improved; (iv) it has strengthened the contact and connection with major customers in marketing, and improved the credit management on customers and market control as well as accelerated the collection of the accounts receivable.

After the implementation of the aforesaid measures, there were 34 products whose sales income exceeded RMB10 million in 2004, of which annual sales income exceeding RMB100 million included Xiao Ke Wan, Hua Tuo Zai Zao Wan, Xia Shang Ju and the series of Wang Lao Ji Liang Cha, the annual sales income of 10 products ranged from RMB30 million to RMB100 million and the annual sales income of 20 products ranged from RMB10 million to RMB30 million. The sales income of certain key products such as Xiao Ke Wan, the series of Wang Lao Ji Liang Cha, Hua Zhi Shuan , Bao Ji Wan, Ru He San Jie Pian, Qing Re An Chuang Pian and An Shen Bu Nao Ye increased significantly by 11.88%, 73.20%, 18.21%, 17.32%, 24.86%, 20.60% and 53.46% respectively as compared with 2003.

As affected by the market environment, the turnover of the cough medicines decreased by 24.54% as compared with 2003, among which the series of She Dan Chuan Bei Pi Pa and Mi Lian Chuan Bei Pi Pa Gao decreased by 25.15% and 27.28% respectively as compared with 2003.

In 2004, the Company made its best efforts to accelerate its subsidiaries to pass the GMP and GAP examination to obtain the certifications smoothly. Currently, the Company's nine manufacturing subsidiaries have all passed the GMP examination. In addition, the Company has also aggressively promoted the progress of GAP examination.

During the year, the Group continued to accelerate the construction of technology platforms and to strengthen the research and development of new products. In 2004, there was one new medicine that obtained the new medicine certificate and production approval, four obtained the clinical research approvals and four under the clinical research, among which, Fu Li Tong Capsules (previously named as Feng Shi Ping Capsules), a new key product of the Group, has passed the third phase of clinical researches and the production of Ganoderma Lucidum Spore Oil, Gan Jin Pian and Yi Sheng Jun, etc. has been approved and started. Such items have established a solid foundation for the future development of the Group's principal business.

(2) Pharmaceutical trading business, including wholesale, retail, import and export (the "Trading Operations")

According to the consolidated financial accounts prepared in accordance with PRC accounting standards and systems, turnover of the Group's Trading Operations for the year was about RMB5,789,334,000, representing an increase of 13.90% over that of the previous year. Loss before taxation was about RMB12,672,000, representing a sharp decrease of 117.68% year-on-year, and net loss was RMB38,920,000. According to the consolidated accounts prepared in accordance with HK GAAP, the turnover of the Group's Trading Operations this year was about RMB5,789,334,000, representing an increase of 13.90% over that of the previous year. Loss before taxation was about RMB16,302,000, representing a decrease of 123.58% year-on-year, and net loss was RMB44,649,000.

According to the market changes, the Trading Operations mainly focused on the following aspects: (i) they continued its active development well as agent and distributor for prestigious pharmaceutical products, actively seeking and developing products with characteristics and promising market prospect, and try to expand sales in the wholesale market. (ii) additional efforts were made to expand the sales market of hospitals by enhancing the capability of the hospital marketing teams. In addition, they also made an earnest effort in improving the bidding and supplying for hospitals with a wider range of medicines to increase the sales volume through hospital channels. (iii) they expedited the process of resource integration within the Group, and facilitated the purchases, supplies and services of traditional Chinese medicine and raw materials in large bulks. (iv) they timely adjusted the development strategies on the retail network with focus on the core retail business. (v) they speeded up the construction of medicine logistics center to accelerate the delivery speed and inventory capital turnover. (vi) they strengthened the credit management control of the clients and the monitoring on accounts receivable, and standardized the management flow of accounts receivable in order to reduce the risks of bad debts arising from accounts receivable. (vii) they enhanced the service consciousness, focused on all-rounded services for major customers and promoted the operation of our brand series products.

During the year, the number of the new customers of the Trading Operations increased by 633, products with distribution rights increased by 26 types and products with exclusive distribution rights grew by 24 types. During the Year, the Company has undertaken a re-shifting of its retail pharmacies and closed retail outlets that operated at a loss. As at 31 December 2004, the Group had 163 chain pharmacies, including 89 "Cai Zhi Lin" which specializes in traditional chinese medicine and 73 "Jian Min" which specializes in chemical medicine.

The pharmaceutical logistics center of the Group has been put into operation in May 2004. During the year, the pharmaceutical products wholesale companies under the Group have also passed the GSP examination on schedule, and passed the re-examination of the state pharmacy supervision authority.

In the year 2004, the operating results of the Trading Operations of the Group decreased. This was mainly due to the following reasons: (i) affected by the market entry of a large number of pharmacies offering lower selling prices and the implementation of national pricing policy on pharmaceutical products and policy on restricting the sales of antibiotics, the gross profit margin of the Trading Operations continued to decline. In 2004, the gross profit margin of the Trading Operations was 6.76%, representing a decrease of 11.40% as compared with 7.63% in 2003. To a certain extent, this affected the increase of profit of the Trading Operations; (ii) the Company's trading subsidiary, Guangzhou Chinese Medicine Corporation, recorded a significant loss due to provision for price reduction of inventories it made and other extraordinary factors, which affected the annual operation results significantly.

6.2 **Analysis of Principal Activities of the Company by Business and by Product**

Business/ product	Turnover	Cost of sales	Gross profit margin	Change in turnover as compared with 2003	Change in cost of sales as compared with 2003	Change in gross profit margin as compared with 2003
	RMB'000	*RMB'000*	(%)	(%)	(%)	(%)
CPM manufacturing	1,918,980	913,874	52.38	1.51	3.82	(1.93)
Trading	5,789,334	5,398,182	6.76	13.90	14.97	(11.40)
Include: Connected transactions	84,146	78,045	7.25	(3.75)	(3.52)	(2.91)
Heat clearing and anti-toxic	484,136	260,543	46.18	1.79	9.05	(7.20)
Diabetes curing	348,513	111,440	68.02	11.88	6.80	2.29
Cough and phlegm clearing	187,374	100,380	46.49	(24.54)	(20.76)	(5.21)
Arthritis curing	[illegible]	77,543	61.99	(0.92)	(13.89)	4.38
Gastric	91,673	51,795	43.50	(10.73)	(5.64)	(6.54)
Other products	592,340	314,168	41.45	10.74	17.35	(5.87)
Including: connected transactions	3,059	2,133	30.26	(20.67)	5.64	(36.46)

Pricing policy for connected transactions	The sale and purchase transactions with connected parties were at the terms similar to those transactions with other third parties. The prices were decided on arm's length after considering the relevant government pricing and market development.
Explanation on the necessity and continuousness of connected transactions	Guangzhou Pharmaceutical Import & Export Corporation, a subsidiary of the Coampany, is engaged in import and export of medicine, related raw materials and medical apparatus for enterprises including enterprises under the same group. Other trading subsidiaries of the Company are engaged in the trading of pharmaceutical products, including sales and purchases to/from enterprises under the same group. Sales and purchases of pharmaceutical products from the Group are necessary.

The total amount of sales of products from the Company to GPHL, its subsidiaries and their respective associates was RMB84,146,000.

Note: (i) The above products are CPM products.

(ii) The basis for the calculation of the comparison in relation to connected transactions were adjusted accordingly based on the changes in connected parties.

6.3 **Geographical analysis of sales arising from the manufacturing operations and trading operations is set out as follows:**

Region	Turnover *RMB'000*	Change as compared with 2003 (%)
Southern China	6,102,676	10.67
Eastern China	537,056	14.32
Northern China	298,738	10.90
North-Eastern China	214,293	15.61
South-Western China	301,937	10.70
North-Western China	159,762	12.02
Exports	93,852	(20.22)

6.4 **Particulars of customers and suppliers**

Purchases of goods and services from the 5 largest suppliers	RMB949,599,000
% of total purchases (%)	14.80
Goods and services sold to the 5 largest customers	RMB511,695,000
% of total sales(%)	6.64

6.5 **Operation of the Group's invested companies (applicable to the Group's invested companies derived to the Group of any investment income which equals to 10% or more of the Group's net profit)**

☐ Applicable ☑ Not applicable

6.6 **Explanation on significant changes in principal activities and their composition**

☐ Applicable ☑ Not applicable

6.7 **Explanation on significant changes in profit from principal activities (gross profit margin) as compared with 2003**

☐ Applicable ☑ Not applicable

6.8 **Explanation on significant changes in operating results and their composition**

☑ Applicable ☐ Not applicable

The Group's total profit for the Year decreased by 41.13% as compared with last year, and its net profit decreased by 60.45% as compared with last year, which was mainly due to: (i) as affected by the market entry of a number of chain pharmacies offering lower selling prices and the implementation of the national pricing policy on pharmaceutical products and policy on restricting the sales of antibiotics, the gross profit margin of the Trading Operations continued to decline. To a certain extent, this affected the increase of profit of the Trading Operations; (ii) the Company's trading subsidiary, Guangzhou Chinese Medicine Corporation recorded a significant loss due to provision for price reduction of inventories it made and other extraordinary factors, which affected the Group's annual operating results significantly; and (iii) due to the implementation of the national policy regarding the administration on advertisement of pharmaceuticals and the national pricing policy on medicine, the amortization of fixed assets and higher operating cost upon completion of GMP renovation and the increase in the price of raw material altogether resulted in a decline of the operating results of the Company's certain manufacturing subsidiaries.



廣州藥業股份有限公司

GPC Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

(Stock Code: 0874)

Summary of 2004 Annual Report

Analysis on significant changes in overall financial position in comparison with 2003

☑ Applicable ☐ Not applicable

(1) Notes receivable of the Group as at 31 December 2004 increased by 254.26% as compared with 1 January 2004, which was because major customers of the Group used notes to settle the debtor as the business of the Group grew.

(2) Advances to suppliers of the Group as at 31 December 2004 increased by 33.42% as compared with 1 January 2004, because purchases of Group's trading subsidiaries increased significantly as a result of the growth in their business, and more downpayments were required accordingly.

(3) As at 31 December 2004, the cost of fixed assets increased by 31.56% over that of 1 January 2004, which was mainly because several projects had been transferred to fixed assets on completion during the year, such as relocation and renovation of Yunpu Plant by Guangzhou Zhong Yi Pharmaceutical Co., Ltd, the Huangjinwei Logistics Center by Guangzhou Pharmaceutical Corporation and the GMP renovation projects by each of the subsidiaries of the Company. Therefore, the construction on progress decreased accordingly;

(4) Short-term borrowings as at 31 December 2004 of the Group increased by 41.13% over those as at 1 January 2004, which was mainly due to the discount of the undue notes payable to banks for cash by the Company's subsidiaries. Meanwhile, the revenue from the principal businesses of Guangzhou Pharmaceutical Corporation in 2004 recorded a significant increase over that of 2003, and its short-term borrowings increased in line with increasing requirement of liquidity;

(5) The accounts payable as at 31 December 2004 increased by 31.59% over that of 1 January 2004, which was mainly due to the increase of purchase as a result of the business growth of the Group;

(6) Other amounts payable as at 31 December 2004 increased by 33.04% over those of 1 January 2004, which was mainly due to: (i) the increase in the amounts receivable entrusted to be collected by and payable to Bank of Communications, Guangzhou Branch as the transfer of accounts receivable of Guangzhou Pharmaceuticals Corporation, a subsidiary of the Company, increased with the growth of its sales volume; (ii) the accounts due and payable to GPHL Hanfang Contemporary Medicine Research & Development Co., Ltd, a subsidiary of the Company, was granted by the Ministry of Finance of PRC, with the support from GPHL, special funds for pharmaceutical research and development.

(7) Finance cost of the Group for the Year increased by 70.60% over that of 2003, which was mainly due to the increase of interest expenses as a result of increase in short-term borrowings for the Year; and the increase of handling expenses charged by financial institutes as the funds were mainly financed by way of discounting of notes receivable and transfer of accounts receivable.

(8) Income from other operations of the Group for the Year increased by 161.35% as compared with last year, mainly due to the compensation fee of RMB4,565,000 for relocation received by Guangzhou Chinese Medicine Corporation, a subsidiary of the Company.

(9) Net cash inflows from operating activities of the Group for the Year increase by 3,036.20% as compared with last year, which was mainly due to the substantial growth of cash inflows from operating activities over the cash outflows from operating activities during the Reporting Period.

6.9 Explanation on the impact of the change in production environment and macro economy which has caused or will cause on the Company's financial status and operating results

☑ Applicable ☐ Not applicable

Factors such as the implementation of the national regulations on the pricing policy of pharmaceutical products and the market entry of a number of pharmacies offering lower selling price led to the increasingly fierce competition in the domestic pharmaceutical market have caused certain impact on the Group's results for the year 2004.

6.10 Achievement compared with profit forecast

☐ Applicable ☑ Not applicable

6.11 Achievement compared with operation targets

☐ Applicable ☑ Not applicable

6.12 Details of use of proceeds from the issue of A shares

☑ Applicable ☐ Not applicable

Total proceeds raised	737,990,000
Total amount of proceeds utilized in 2004	76,610,000
Accumulated amount of proceed utilized	660,380,000

Projects	Budgeted injection from proceeds RMB'000	Change in projects	Funds injected RMB'000	Investment return	Agreed with the planned stage of completion
Xiao Ke Wan upgrade	29,800	No	29,800	Turnover increased by 123,480 Gross profit increased by 13,990	Yes
Bao Ji Wan upgrade	11,000	No	11,000	Turnover increased by 8,300 Gross profit increased by 3,310	Yes
Industrialisation of Wei Re Qing	29,000	No	13,780	No increase in turnover or gross profit	No
Automation of pill production	11,000	No	11,000	Turnover increased by 15,770 Gross profit increased by 9,620	Yes
Technology upgrade of Hua Tuo Zai Zao Wan	17,000	No	17,000	Turnover increased by 58,940 Gross profit increased by 45,260	Yes
Technology upgrade of throat, spleen and [illegible] pills	29,190	No	19,330	Turnover increased by 29,060 Gross profit increased by 12,210	Yes
Technology upgrade for syrup production	29,500	No	29,500	No increase in turnover or gross profit	No
Industrialisation of Ke Gan Li Yan Syrup	19,800	No	17,600	Turnover increased by 11,760 Gross profit increased by 6,480	No
Technology upgrade of Xu Han Ting Granules	12,000	No	12,000	Turnover increased by 23,205 Gross profit increased by 18,140	Yes
Automation of granules upgrade	29,900	No	25,700	Turnover increased by 40,120 Gross profit increased by 16,390	Yes
Technology upgrade of flu granules for children	23,000	No	23,000	Turnover increased by 7,670 Gross profit increased by 4,710	Yes
Industrialisation of Fu Yan Solutable Tablets	29,500	No	13,300	No increase in turnover or gross profit	No
Technology upgrade of spleen, intestine and pimples tablets	17,800	No	17,800	Turnover increased by 20,350 Gross profit increased by 14,880	Yes
Technology upgrade of syrup workshops	29,500	No	29,500	Turnover increased by 4,120 Gross profit increased by 600	Yes
Technology upgrade of suppository workshops	12,000	No	12,000	Turnover increased by 36,710 Gross profit increased by 29,370	Yes
Modernisation of extraction and purification technology	29,900	No	29,900	Turnover increased by 1,730 Gross profit increased by 1,120	Yes
Critical purification of CO2 technology foundation	29,900	No	29,900	No increase in turnover or gross profit	Yes
Expansion of Jian Min chain pharmacies	89,300	No	83,630	No increase in turnover or gross profit	No
Expansion of Cai Zhi Lin chain pharmacies	59,500	No	74,880	No increase in turnover or gross profit	No
Logistics centre upgrade	20,000	No	20,000	Turnover increased by 963,200 Gross profit increased by 84,480	Yes
ERP upgrade for the Trading Operations	30,000	No	16,020	No increase in turnover or gross profit	No
Bio-tech research centre	80,000	No	63,750	No increase in turnover or gross profit	No
Additional working capital	79,690	No	79,690	—	Yes
Total	737,990	—	660,380	Turnover increased by 1,334,540 Gross profit increased by 309,690	—

Explanation on return on projects and the state of completion (on individual project)	Due to plant relocation, the completion of the technology upgrade for Fu Yan Xiao Solutable Tablets and Wei Re Qing Casules was delayed till 2005, while the expansion of chain pharmacies slowed as a result of fierce competition in the domestic pharmaceutical market.
Reasons and procedures of change (on individual project)	No change

Change in the proposed use of the proceeds from the issue of A shares

☐ Applicable ☑ Not applicable

6.13 Investments through use of funds generated from the Group's operations

☑ Applicable ☐ Not applicable

Projects	Funds injected RMB'000	State of completion	Return on projects
The acquisition of 51% equity interest in Guangzhou Guangyao Yingbang Marketing Co., Ltd. held by GPHL	3,849	Completed	247
Investment injection to Guangzhou Jinshen Medical Co., Ltd	90	Completed	No return generated
Investment in the establishment of Guangxi Ying Kang Pharmaceutical Co., Ltd	21,717	The company has been established	No return generated
Cash investment in Guangzhou Lian He Computer Technology Co., Ltd by Guangzhou Pharmaceutical Corporation, a subsidiary of the Company	250	Completed	No return generated
Additional investment in Jihua Bio-chemical Co., Ltd	1,200	Completed	No return generated
Cash investment in Beijing Guyong Gongyuan Cultural Development Co., Ltd	1,000	RMB200,000 has been injected	No return generated
Total	28,146	—	247

6.14 The Board's explanation on the qualified opinion issued by the auditors

☐ Applicable ☑ Not applicable

6.15 Operation plans for 2005

☑ Applicable ☐ Not applicable

In the new year, the Group will adhere to its strategy of "To strengthen basic management, control cost and expenditure, expand product marketing and enhance profit-making capacity". While optimizing corporate governance and enhancing internal management and monitoring, the Company will make every effort to develop and make stronger the main business by sourcing and developing new profit-making points to achieve the operation targets set for 2005. The plans for 2005 mainly include:

(1) To further strengthen market planning and monitoring of our pillar products such as Xiao Ke Wan and Hua Tuo Zai Zao Wan while at the same time make a good market planning of our key nurturing products such as Xu Han Ting, Hua Zhi Shuan, Wu Ji Bai Feng Wan and An Shen Bu Nao Ye, with a view to developing several mainstay products with cutting edge in the shortest time. Meanwhile we need to do a good marketing on our key products like Fu Li Tong Capsule and Ganoderma Lucidum Spore Oil featured by high content of science and technology, high value-added and promising prospect so as to increase the profit of our principal business.

(2) To continue strengthening the core business of Guangzhou Chinese Medicine Corporation and do our best to reverse the loss position of Guangzhou Chinese Medicine Corporation.

(3) To strengthen fund attraction and continuously seek opportunities for cooperation with outstanding pharmaceutical enterprises at home and abroad and to strengthen our efforts in merging with appropriate domestic pharmaceutical enterprises.

(4) To continue to expedite integration of internal resources within the Group, to better the uniform purchase of traditional Chinese medicine, raw materials in large bulks, packing materials and import resources. At the same time, to enlarge the market share of the Group's products by leveraging on the advantages of wholesale and retail networks of the Group's Trading Operations.

(5) To strengthen basic management and reasonable operating cost saving, and to increase the capital utilization rate, reduce operation risks by further strengthening management of account receivable.

The Company faces both new opportunities and challenges in 2005. We will continue to exercise the spirit of industry, progress, pragmatics and innovation so as to generate a better return for our shareholders.

Profit forecast for 2005

☐ Applicable ☑ Not applicable

6.16 Proposed scheme of profit distribution and increase in share capital from capital reserves

The amount of retained profits available for distribution to shareholders of the Company is the lower of the amount determined in accordance with RPC accounting standards and systems and the amount determined in accordance with HK GAAP. The Board recommended a final dividend of RMB0.025 per share (including withholding tax for A Shares) for the year ended 31 December 2004 (2003: RMB0.06). The proposed final dividend will be submitted to the forthcoming 2004 AGM for consideration and approval (the notice to convene the 2004 AGM will be otherwise published).

廣州藥業股份有限公司

GPC

Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

(Stock Code: 0874)

Summary of 2004 Annual Report

During the year, there was no increase in share capital from the capital reserve.

Explanation on proposal for undistrition of profit

☐ Applicable ☑ Not applicable

6.17 Liquidity

As at 31 December 2004, the current ratio of the Company was 1.46, and its quick ratio was 0.97. Accounts receivable turnover rate was 9.77 times, representing a decrease of 4.48% as compared with that of 2003. Inventory turnover rate was 5.58 times, representing an increase of 1.11% as compared with last year.

6.18 Financial resources

As at 31 December 2004, cash and cash equivalents of the Group amounted to RMB880,825,000, out of which 96.59% and 3.41% were denominated in Renminbi and Hong Kong dollars respectivley.

As at 31 December 2004, the Group had bank borrowings of RMB1,094,639,000 in total. The long-term borrowings of the Group amounted to RMB157,180,000 (31 December 2003: RMB137,180,000), which was fixed interest loans denominated in RMB (out of which RMB47,680,000 is due in 2005 and RMB109,500,000 will be due in 2006). The short-term borrowings of the Group was RMB937,459,000 (31 December 2003: RMB664,230,000).

6.19 Capital structure

As at 31 December 2004, the Group's current liabilities amounted to RMB2,398,058,000 (31 December 2004: RMB1,948,139,000), representing an increase of 23.09% over that of 31 December 2003, and its long-term liabilities was RMB148,330,000 (31 December 2003: RMB162,691,000), with a decrease of 8.83% as compared with that of 31 December 2003. The shareholders' funds of the Group as at 31 December 2004 amounted to RMB2,440,230,000 (31 December 2003: RMB2,429,476,000), with an inecrease of 0.44% as compared with that of 31 December 2003.

6.20 Capital expenditure

The Group expects the capital expenditure for 2005 to amount to approximately RMB258,000,000 (2004: RMB329,000,000), which will be mainly applied in GMP renovation and other technology upgrades. The Group has sufficient financial resources to meet the capital expenditure and daily working capital requirements.

6.21 Gearing ratio

Up to 31 December 2004, the Group's gearing ratio (calculated according to the formula: total liabilities/total assets) was 49.13%, with an increase of 9.56% as compared with that of 31 December 2003.

6.22 Exposure to fluctuations in exchange rates

As majority of the revenue, expenses, assets and liabilities of the Group are denominated in RMB, the Group does not have significant risks in exposure to fluctuations in exchange rates.

6.23 Cash flows and its application

As at 31 December 2004, cash and cash equivalents of the Group amounted to RMB880,825,000, with an increase of RMB64,386,000 as compared with last year. The net increase in cash and cash equivalents of the Group from operating activities amounted to RMB200,542,000, with an increase of RMB207,373,000 as compared with last year, which is mainly due to the substantial growth of cash inflows from operating activities over cash outflows from operating activities during the Reporting Period

6.24 Contingent liabilities

Up to 31 December 2004, the Group has no significant contingent liabilities.

6.25 Charge on Group assets

At 31 December 2004, part of the Group's bank loans were secured by fixed assets with a net book value of fixed assets RMB130,344,000.

6.26 Other matters

6.26.1 During the Reporting Period, the Company had no significant purchase and disposal of assets (including subsidiaries or associated companies) nor merger and acquisition activities.

6.26.2 Compliance with the Code of Best Practice

Throughout the year, the Company was in compliance with the Code of Best Practice as set out in Appendix 14 to the Listing Rules of Securities on the Stock Exchange of Hong Kong Limited ("HKEX").

6.27 Employees of the Group

As at 31 December 2004, the number of employees on the payroll register of the Group was 8,879, including:

	No. of employees
Production and supporting staff	4,526
Sales personnel	1,695
Technical and engineering	1,257
Finance and statistics staff	279
Other administrative staff	1,122

77 of the employees of the Group are holders of a master degree and 893 are holders of a bachelor degree. The number of retirees was 4,498. The total salary payment for the Year was approximately RMB399,000,000.

The remuneration of the employees of the Group includes salaries, bonuses and other fringe benefits. The Group applied different rates of remuneration to different employees, based on the employees' performance, experience, position and other factors and is in compliance with the relevant PRC rules and regulations.

7. MAJOR EVENTS

7.1 Acquisition of assets

☐ Applicable ☑ Not applicable

7.2 Disposal of assets

☐ Applicable ☑ Not applicable

7.3 Material guarantees

☑ Applicable ☐ Not applicable

Guarantees provided to parties other than the Company's subsidiaries

Guaranteed parties	Date of the signing of agreements	Amount involved RMB'000	Type of guarantee	Term of guarantee	Executed or not	Guarantees for connected parties
-	-	-	-	-	-	-

Accumulated amount of guarantees provided during the Reporting Period	Nil
Amount of guarantees as at 31 December 2004	Nil
Guarantees provided to the Company's subsidiaries	
Accumulated amount of guarantees provided to the Company's subsidiaries during the Reporting Period	652,650
Amount of guarantees provided to the Company's subsidiaries as at 31 December 2004	652,650
The Company's guarantess (including those provided to its subsidiaries)	
Total amount of guarantees provided	652,650
% of the net assets of the Company	26.76%
Deregulatory guarantees of the Company	
Amount of guarantees provided to the Company's controlling shareholder and other connected parties in which the Company held less than 50% equity interest	Nil
Direct or indirect guarantees provided to parties with a gearing ratio of over 70%	Nil
Whether the total amount of the gurarantees provided amounts to 50% of the net assets of the Company	Nil
Amount of deregutory guarantees provided	Nil

Save as disclosed above, the Company had not provide any guarantees to any parties in which the Company held less than 50% equity interest.

7.4 Material Connected Transactions

7.4.1 Sale and purchase connected transactions

☑ Applicable ☐ Not applicable

Connected parties	Sales of products and services to connected parties: Amount RMB'000	% of the total same type of connected transactions	Purchase of products and services from connected parties: Amount RMB'000	Amount RMB'000
Guangzhou Qiao Guang Pharmaceutical Factory	47,021	0.619	26,395	0.419
Guangzhou Ming Xing Pharmaceutical Factory	1,626	0.029	22,484	0.359
Guangzhou Tian Xin Pharmaceutical Co., Ltd	18,537	0.249	6,769	0.119
Guangzhou He Ji Gong Pharmaceutical Factory	1,154	0.019	2,439	0.049
Guangzhou Guang Hua Pharmaceutical Co., Ltd	5,692	0.059	32,568	0.519
Guangzhou Wei Cai Factory	5	–	2,089	0.039
Po Lian Development Co., Ltd	–	–	9,607	0.159
Guangzhou Zhong Fu Medical Co., Ltd	–	–	108	–
Guangzhou Pharmaceutical Industrial Insitute	7	–	–	–
Guangzhou Baiyunshan Chinese Medicine Factory	1,392	0.029	1,144	0.039
Guangzhou Baiyunshan Pharmaceutical Factory	7,580	0.109	155	–
Guangzhou Chemical Pharmaceutical Factory	3,132	0.049	–	–
Total	84,346	1.099	104,358	1.699

7.4.2 Funds to/from connected parties

☑ Applicable ☐ Not applicable

Connected parties	Funds to connected parties: Initial amount RMB'000	Balance RMB'000	Funds from connected parties: Initial amount RMB'000	Balance RMB'000
Accounts receivable and payable				
Guangzhou Qiao Guang Pharmaceutical Factory	25,014	17,232	11,116	140
Guangzhou Ming Xing Pharmaceutical Factory	4,903	239	26,306	214
Guangzhou Tian Xin Pharmaceutical Co., Ltd	21,688	5,481	7,920	(821)
Guangzhou He Ji Gong Pharmaceutical Factory	4,351	432	2,154	106
Guangzhou Guang Hua Pharmaceutical Co., Ltd	4,320	1,513	31,104	394
Guangzhou Wei Cai Factory	5	–	2,445	70
Po Lian Development Co., Ltd	–	–	14,097	20,201
Guangzhou Zhong Fu Medical Co., Ltd	–	–	127	42
Guangzhou Pharmaceutical Industrial Institute	1,623	1,154	2,040	621
Guangzhou Baiyunshan Chinese Medicine Factory	3,168	1,733	131	302
Guangzhou Baiyunshan Pharmaceutical Factory	3,665	423	–	–
Total	93,442	28,786	103,183	22,063
Other receivables and payables				
GPHL	436	6,312	11,798	17,428
Guangzhou He Ji Gong Pharmaceutical Factory	25	25	–	–
Guangzhou Hua Nan Medical Apparatus Co., Ltd	–	100	–	–
Po Lian Development Co., Ltd	13,437	14,854	–	–
Guangzhou Zhong Fu Medical Co., Ltd	–	–	–	207
Guangzhou Baiyunshan Pharmaceutical Factory	-	–	101	101
Guangzhou Material Supply Corporation	–	–	–	1,774
Shenzhen Qiling Lanzao Biological Co., Ltd	–	1,631	–	–
Total	13,899	23,913	11,900	39,461
Prepaid expenses and advances from customers				
Guangzhou Qiao Guang Pharmaceutical Factory	–	-	17,462	10
Guangzhou Ming Xing Pharmaceutical Factory	-	–	890	48
Guangzhou He Ji Gong Pharmaceutical Factory	–	-	74	21
Guangzhou Guang Hua Pharmaceutical Co., Ltd	-	–	2,197	6
Guangzhou Baiyunshan Chinese Medicine Factory	–	–	4,032	15
Guangzhou Baiyunshan Pharmaceutical Factory	–	–	498	(69)
Guangzhou Baiyunshan Chemical Factory	–	–	176	36
Total			25,821	63

The initial amount of funds provided to the Company's controlling shareholder and its subsidiaries during the Reporting Period amounted to RMB112,341,000, and the balance was RMB52,709,000.

7.5 Trusted fund management

☐ Applicable ☑ Not applicable

7.6 Commitments

☐ Applicable ☑ Not applicable

7.7 Material Litigation and Arbitration

☐ Applicable ☑ Not applicable

7.8 Performance of duties by Independent Non-executive Directors

During the Reporting Period, all the Independent Non-executive Directors of the Company worked diligently and attended meetings held by the Board of Directors punctually and expressed their independent views on connected transactions made during the Reporting Period and earnestly discharged their duties.

7.8.1 Attendance of Board meetings by Independent Non-executive Directors

Name	Meetings supposed to attend	Meetings attended in person (times)	Meetings attended by proxy (times)	Absence
Mr. Chu Youlin, David	3	3	/	/
Mr. Liu Jinxiang (*)	3	3	1	/
Mr. Zhang Bohui	3	3	/	/
Mr. Huang Buren	3	3	/	/
Mr. Wu Zhang	12	12	/	/
Mr. Wong Hin Wing (*)	9	8	1	/
Mr. Zhang Heyong	9	9	/	/

Note:

Independent Non-executive Directors marked with (*) has appointed other Directors to attend and vote on his behalf respectively.

廣州藥業股份有限公司

GPC

Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

(Stock Code: 0874)

Summary of 2004 Annual Report

7.8.2 During the Reporting Period, the Independent Non-executive Directors of the Company made no opposition to all the Board's resolutions and additional matters other than Board's resolutions of the Company for the Year.

7.8.3 Independence of the Independent Non-executive Directors

The Board has confirmed its receipt from each of the Independent Non-executive Directors a confirmation letter in regards to his independence pursuant to Rule 3.13 of the Listing Rules of The Stock Exchange of Hong Kong Limited ("HKEX"). The Board considers the existing Independent Non-executive Directors to be independent in which all of them are in compliance with the relevant provisions of Rule 3.13 of the Listing Rules of HKEX.

During the Reporting Period, no loan or guarantee for any loan were made by the Group, directly or indirectly, to the Directors, Supervisors and Senior Management or their respective connected persons of the Company and our controlling shareholders.

7.8.4 Audit Committee

The Audit Committee of the Company had reviewed the accounting policies, accounting regulations and methods adopted by the Company, and discussed with the Company's management about the audit, internal controls and financial reporting. The Committee also reviewed the audited accounts for the year ended 31 December 2004.

8. REPORT OF THE SUPERVISORY COMMITTEE

The Supervisory Committee is of the opinion that the Company has been operating legally and properly with respect to the financial conditions, use of proceeds raised, transactions of acquition and disposal of assets and connected transactions.

9. FINANCIAL REPORTS

9.1 Audit Opinion

The Company's accounts for the year ended 31 December 2004 were audited by Guangzhou Yangcheng Certified Public Accountants Co., Ltd. who issued an unqualified audited report [2004 Yang Cha Zi No. 5161] signed by the two Chinese certified public accountants, Mr. Huang Wei Cheng and Mr. Yi Xusheng.

PricewaterhouseCoopers are the Company's international auditors, who issued an unqualified audit opinion on the Company's HK GAAP accounts for the year ended 31 December 2004.

9.2 Balance sheet of the Group and the Company as at 31 December 2004, profit and loss account of the Group and the Company for the year ended 31 December 2004 and cash flow statement of the Group and the Company for the year ended 31 December 2004

Balance sheet of the Group and the Company (audited)

Items	The Group		The Company	
	As at 1 January 2004 *RMB*	As at 31 December 2004 *RMB*	As at 1 January 2004 *RMB*	As at 31 December 2004 *RMB*
Current assets				
Cash	816,439,041.14	880,824,597.90	231,542,044.04	201,807,672.50
Short-term investments	49,499,310.37	18,562,000.00	49,499,310.37	18,562,000.00
Notes receivable	52,280,755.19	185,209,600.23	–	–
Dividends receivable	6,316,510.00	–	6,316,510.00	–
Interest receivable	–	–	–	–
Accounts receivables	878,361,678.83	967,639,441.43	–	–
Other receivables	130,980,738.37	111,782,083.42	319,285,854.82	345,237,748.98
Advances to suppliers	170,102,331.41	160,243,931.81	–	–
Subsidy receivable	10,323,834.50	2,224,155.33	–	–
Inventories	1,067,439,529.10	1,077,924,756.16	–	–
Prepaid expenses	91,300,355.06	89,835,431.99	–	–
Long-term debt investments maturing within one year	–	–	–	–
Other currents assets	–	–	–	–
Total currents assets	3,223,046,083.99	3,494,265,998.29	606,643,719.23	565,607,421.48
Long-term investment				
Long-term equity investment	74,867,192.97	74,610,894.56	1,853,732,823.78	1,877,883,028.41
Long-term debt investment	–	–	–	–
Total long-term investment	74,867,192.97	74,610,894.56	1,853,732,823.78	1,877,883,028.41
Include: Difference in consolidation	2,461,219.14	4,175,432.85	–	–
Include: Difference in equity investment	2,461,219.14	4,175,432.85	–	–
Fixed assets				
Fixed assets-cost	1,505,442,749.56	1,980,499,364.41	37,407,029.02	41,005,158.52
Less: Accumulated depreciation	498,586,610.77	583,351,522.12	10,215,684.50	13,438,004.00
Fixed assets-net book value	1,006,856,138.79	1,397,147,842.29	27,191,344.52	27,567,154.52
Less: Fixed assets impairment provision	25,786,824.47	25,352,941.92	7,109,752.25	7,109,752.25
Fixed assets-net book value	981,069,314.32	1,371,794,900.37	20,081,592.27	20,457,402.27
Construction supplies	–	–	–	–
Construction in progress	305,928,588.83	119,645,075.10	–	–
Fixed assets pending for disposal	–	–	–	–
Total fixed assets	1,286,997,903.15	1,491,439,975.47	20,081,592.27	20,457,402.27
Intangible assets and other assets				
Intangible assets	93,715,205.21	103,345,329.75	–	–
Long-term prepaid expenses	28,413,060.66	19,215,827.64	1,997,842.14	1,492,460.43
Other long-term assets	–	–	–	–
Total intangible assets and other assets	122,128,265.87	122,561,157.39	1,997,842.14	1,492,460.43
Deferred taxation				
Deferred tax debits	–	–	–	–
Total assets	4,707,039,445.98	5,182,878,025.71	2,482,455,977.42	2,465,440,312.59
Current liabilities				
Short-term loans	664,220,000.00	937,458,830.03	–	–
Notes payable	212,533,538.69	137,052,834.12	–	–
Accounts payable	644,880,577.38	848,628,472.16	–	–
Advances from customers	34,182,508.08	22,905,240.89	–	–
Accrued payroll	77,634,473.67	50,994,217.94	2,485,598.66	2,430,269.38
Welfare benefits payable	36,534,937.21	51,590,272.62	3,074,976.99	3,346,137.21
Dividends payable	11,178.07	26,363.04	11,137.00	25,980.20
Taxes payable	21,665,390.47	24,041,244.06	716,641.73	424,662.76
Other levies payable	2,651,395.11	1,880,392.94	13,161.65	21,220.74
Other payables	199,619,096.26	265,572,457.79	40,995,862.85	18,585,121.28
Accrued expenses	4,456,292.55	9,231,282.20	2,000,000.00	2,150,000.00
Provision for foreseeable liabilities	–	–	–	–
Portion of long-term liabilities due within one year	30,000,000.00	47,680,000.00	–	–
Other current liabilities	–	–	–	–
Total current liabilities	1,948,138,687.47	2,398,057,627.79	49,297,379.06	26,983,391.57
Long-term liabilities				
Long-term loans	107,180,000.00	109,500,000.00	–	–
Debentures payable	–	–	–	–
Payables after one year	3,616,783.17	5,020,012.56	–	–
Government grants payable	46,893,897.48	33,810,171.91	1,000,000.00	–
Other long-term payables	5,000,000.00	–	–	–
Total long-term liabilities	162,690,680.65	148,330,184.47	1,000,000.00	–
Deferred tax				
Deferred tax credits	–	–	–	–
Total liabilities	2,110,829,368.12	2,546,387,812.26	50,297,379.06	26,983,391.57
Minority interests	166,733,695.45	196,260,508.34	–	–
Shareholders' fund				
Share capital	810,900,000.00	810,900,000.00	810,900,000.00	810,900,000.00
Less: investment returned	–	–	–	–
Net share capital	810,900,000.00	810,900,000.00	810,900,000.00	810,900,000.00
Capital surplus	1,119,572,202.41	1,126,381,425.35	1,119,405,462.95	1,125,595,838.66
Reserved fund	416,445,683.07	480,442,389.26	145,803,875.54	153,118,167.58
Include: statutory welfare fund	134,458,560.41	153,572,065.40	59,176,788.16	61,614,885.51
Retained earnings	82,558,496.93	22,505,890.50	356,049,259.87	348,842,914.78
Include: dividends	48,654,000.00	20,272,500.00	48,654,000.00	20,272,500.00
Difference in foreign currency	–	–	–	–
Less: unrecognized investment loss	–	–	–	–
Total shareholders' fund	2,429,476,382.41	2,440,229,705.11	2,432,158,598.36	2,438,456,921.02
Total liabilities and shareholders' fund	4,707,039,445.98	5,182,878,025.71	2,482,455,977.42	2,465,440,312.59

Profit and loss account for the Group and the Company (audited)

Items	The Group		The Company	
	2004 *RMB*	2003 *RMB*	2004 *RMB*	2003 *RMB*
Sales	7,703,313,589.34	6,971,963,246.21	–	–
Less: Costs of sales	6,312,061,516.70	5,575,381,494.52	–	–
Taxes and levies	23,762,977.64	23,847,921.27	–	–
Profit from principal operations				
(Loss was inserted with "( )" sign)	1,372,489,094.96	1,372,713,830.37	–	–
Add: Profit from other operations	39,007,734.82	43,331,577.75	8,408,475.17	4,267,200.40
Less: Operating expenses	533,614,941.06	480,112,918.89	–	–
General and administrative expenses	656,588,252.79	617,672,250.86	24,568,843.51	31,534,143.01
Finance costs	37,872,578.63	23,200,161.99	(2,129,173.49)	(4,363,400.35)
Operating profit				
(Loss was inserted with "( )" sign)	163,421,057.28	296,060,074.36	(14,031,195.85)	(22,903,542.06)
Add: Investment income	(4,735,840.64)	2,714,764.17	62,978,959.10	166,528,032.74
Subsidy income	538,921.00	276,208.28	–	–
Non-operating income	6,838,595.53	2,616,643.99	10,807.00	725.66
Less: Non-operating expenses	18,470,362.19	16,894,247.64	196,623.30	110,957.22
Total profit				
(Loss was inserted with "( )" sign)	167,642,370.98	284,773,543.38	48,761,946.95	143,516,258.92
Less: Income tax	103,569,528.75	134,425,044.95	–	–
Less: Minority interests	8,781,241.46	10,552,991.99	–	–
Add: Investment loss unrecognized	–	–	–	–
Net profit				
(Loss was inserted with "( )" sign)	55,291,600.77	139,795,406.44	48,761,946.95	143,516,258.92
Add: retained earnings brought forward transfer from others	82,558,496.93	74,594,593.92	356,049,259.87	282,714,439.79
	153,385.06	–	–	–
Profit distributable	138,003,482.76	214,390,000.36	404,811,206.82	426,230,698.71
Less: Transfer to to statutory surplus reserves	21,693,098.56	32,076,155.21	4,876,194.69	14,351,625.89
Transfer to statutory public welfare	19,113,504.99	24,892,774.22	2,438,097.35	7,175,812.95
Transfer to staff bonuses and welfare fund	2,693,501.02	2,507,077.69	–	–
Transfer to reserved fund	1,010,062.88	940,154.13	–	–
Transfer to expansion fund	1,010,062.88	940,151.13	–	–
Profit returned to investment	–	–		–
Profit distributable to shareholders	92,479,252.44	153,033,706.98	397,496,914.78	404,703,259.87
Less: Dividend for preferred shares	–	–	–	–
Transfer to discretionary surplus reserves	21,319,361.94	21,821,210.05	–	–
Dividend for ordinary shares	48,654,000.00	48,654,000.00	48,654,000.00	48,654,000.00
Dividend for ordinary shares transferred to share capital	–	–	–	–
Retained earings				
(Loss was inserted with "( )" sign)	22,505,890.50	82,558,496.93	348,842,914.78	356,049,259.87

Supplementary Information

Items	The Group 2004	The Group 2003	The Company 2004	The Company 2003
1. Gain from sale, disposal of a business unit	(522,942.99)	969,762.78	–	–
2. Loss due to natural disaster	–	–	–	–
3. Increase/decrease intotal profit a a result of change in accounting policies	–	–	–	–
4. Increase/decrease intotal profit as a result of change in accounting estimates	–	–	–	–
5. Losses from debt reconstructuring	–	–	–	–
6. Others	–	–	–	–

Cash Flow Statement of the Group and the Company (audited)

Items	2004 The Group	2004 The Company
Cash flows from operating activities		
Cash received from sales of goods or rendering services	8,914,281,463.31	–
Refund of tax and levies	18,540,083.82	–
Other cash received relating to operating activities	78,958,875.02	11,954,078.34
Sub-total of cash inflows	9,011,780,422.15	11,954,078.34
Cash paid for goods or services	7,139,659,628.54	–
Cash paid to and on behalf of employees	576,229,016.66	7,416,248.88
Payments of all type of taxes	456,071,929.74	504,669.44
Other cash paid relating to operting activities	639,277,649.21	10,401,505.41
Sub-total of cash outflows	8,811,238,224.15	18,322,423.73
Net cash flows from operating activities	200,542,198.00	(6,368,345.39)

廣州藥業股份有限公司

GPC

Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

(Stock Code: 0874)

Summary of 2004 Annual Report

Items	2004 The Group	2004 The Company
Cash flows from investing activities		
Cash received from disposal of investments	46,803,573.16	40,344,197.13
Include: Cash received from disposal of a subsidiary	6,459,376.03	—
Cash received from investment income	8,402,627.39	122,319,276.02
Net cash received from disposal of fixed assets, intangible	1,010,598.15	690.00
Assets and other long-term assets	14,621,805.19	217,655,488.19
Sub-total of cash inflows	70,838,603.89	380,319,651.34
Cash paid to acquire fixed assets, intangible assets and other long-term assets	308,690,297.77	1,554,975.55
Cash paid to acquire investments	16,499,805.39	81,575,713.99
Other cash paid relating to investing activities	1,520,000.00	236,270,697.60
Sub-total of cash outflows	326,710,103.16	319,401,387.14
Net cash flows from investing activities	(255,871,499.27)	60,918,264.20
Cash flows from financing activities		
Cash received from capital contributions	5,014,795.47	—
Include: Cash received from capital contributions from minority shareholders	5,014,795.47	—
Cash received from borrowings	936,498,816.40	—
Cash received relating to financing activities	401,729,801.27	—
Sub-total of cash inflows	1,343,243,413.14	—
Cash repayments of amounts borrowed	766,678,816.40	—
Cash payments for distribution of dividends, profit or interest expenses	96,121,136.72	49,222,454.75
Include: Cash payments for distribution of dividends to minority shareholders by subsidiaries	10,282,963.03	—
Other cash payments relating to financing activities	360,666,766.39	35,000,000.00
Include: Cash payments to minority shareholders by subsidiaries as a result of reduction in investments	—	—
Sub-total of cash outflows	1,223,466,719.51	84,222,454.75
Net cash flows from financing activities	119,776,693.63	(84,222,454.75)
Effect of foreign exchange rate changes on cash	(61,835.60)	(61,835.60)
Net increase in cash and cash equivalents	64,385,556.76	(29,734,371.54)
Supplemental information		
Reconciliation of profit to cash flows from/(to) operating activities		
Net profit	55,291,600.77	48,761,946.95
Add: Minority interests (Loss was inserted with "-" sign)	8,781,241.46	—
Less: Investment losses unrecognized	—	—
Add: Provision for asset impairment	31,304,538.30	—
Depreciation of fixed assets	104,725,490.30	3,334,302.86
Amortization of intangible assets	4,077,196.86	—
Amortization of long-term expenses	14,538,987.12	759,324.26
Decrease in prepaid expenses (less: increase)	1,464,923.07	—
Increase in accrued expenses (less: decrease)	4,774,989.65	150,000.00
Losses on disposal of fixed assets, intangible assets and other long-term assets (less: gain)	177,188.37	5,742.70
Losses on scrapping of fixed assets	3,324,459.40	26,959.14
Finance costs	37,199,378.70	—
Losses on investment (less: gain)	4,735,840.64	(62,978,959.10)
Deferred tax credit (less: debit)	—	—
Decrease in inventories (less: increase)	(34,941,011.89)	—
Decrease in operating receivables (less: increase)	(83,578,581.34)	1,800,677.81
Decrease in operating payables (less: increase)	48,665,956.29	1,771,659.99
Others	—	—
Net cash flows from operating activities	200,542,198.00	(6,368,345.39)
Investing and financing activities that don't involve in cash receipts or payments		
Conversion of debt into capital	—	—
Convertible bonds due within one year	—	—
Fixed assets acquired under finance leases	—	—
Net increase/(decrease) in cash and cash equivalents		
Cash at the end of year	880,824,597.90	201,807,672.50
Less: cash at the beginning of year	816,439,041.14	231,542,044.04
Add: cash equivalents at the end of year	—	—
Less: cash equivalents at the beginning of year	—	—
Net increase/(decrease) in cash and cash equivalents	64,385,556.76	(29,734,371.54)

9.3 **The accounting policy, accounting estimates and auditing of the Company remainded unchanged as compared with the last annual report.**

9.4 **During the year, the Company did not have any accounting errors.**

9.5 **During the year, new subsidiaries of Guangxi Ying Kang Pharmaceutical Co., Ltd. Guangzhou Pharmaceutical Yingbang Marketing Co., Ltd. and Fujian Guangyao Jieda Co., Ltd. have been consolidated.**

9.6 Consolidated profit and loss account (audited)
(prepared in accordance with HK GAAP)

CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED 31 DECEMBER 2004

	Note	2004 *RMB'000*	2003 *RMB'000*
Turnover	1	7,709,565	6,973,113
Cost of sales		(6,313,633)	(5,576,164)
Gross profit		1,395,932	1,396,949
Other revenues		65,146	74,923
Distribution costs		(557,377)	(504,230)
Administrative expenses		(666,716)	(606,298)
Other operating expenses		(27,555)	(19,807)
Operating profit	2	209,430	341,537
Finance costs		(47,194)	(34,172)
Operating profit after finance costs		162,236	307,365
Share of profits less losses of associated companies/joint ventures		(561)	464
Profit before taxation		161,675	307,829
Taxation	3	(110,295)	(148,393)
Profit after taxation		51,380	159,436
Minority interests		(8,551)	(12,769)
Profit attributable to shareholders		42,829	146,667
Dividend	4	20,273	48,654
Earnings per share	5	Rmb0.053	Rmb0.181

1. **Turnover, revenue and segment information**

The Group is principally engaged in the manufacture and sales of Chinese Patent Medicine ("CPM") and the wholesale, retail, import and export of western pharmaceutical products, CPM, Chinese raw medicine and medical apparatus. Revenues recognised during the year are as follows:

	2004 *Rmb'000*	2003 *Rmb'000*
Turnover:		
Sales of goods	7,709,565	6,973,113
Other revenues:		
Government grants	375	290
Gain on dilution of interest in a subsidiary	—	3,565
Gain on disposal of a joint venture	—	934
Gain on disposal of a subsidiary	—	1,786
Interest income	9,326	11,210
Gross rental income from investment properties	21,883	21,286
Gross rental income from other properties	13,147	9,201
Promotional income from suppliers	9,433	12,947
Royalty income	2,032	1,600
Realised income on disposal of trading securities	1,666	—
Dividend income from investment securities	—	4,880
Others	7,284	7,224
	65,146	74,923
Total revenue	7,774,771	7,048,036

The Group is organised into the following business segments:

- Manufacturing of CPM;
- Wholesale of western pharmaceutical products, CPM, Chinese raw medicine and medical apparatus;
- Retail of western pharmaceutical products, CPM, Chinese raw medicine and medical apparatus;
- Import and export of western pharmaceutical products.

Other operations of the Group mainly comprise holding of *investment properties and investments in securities, neither of* which are of a sufficient size to be separately reported.

Year ended 31 December 2004

	Manufacturing *RMB'000*	Wholesale *RMB'000*	Retail *RMB'000*	Import and export *RMB'000*	Elimination *RMB'000*	Group *RMB'000*
Turnover						
External	1,920,231	5,339,957	278,830	170,547	—	7,709,565
Internal	16,656	261,155	9	23,114	(300,934)	—
Total	1,936,887	5,601,112	278,839	193,661	(300,934)	7,709,565
Segment results	205,990	49,599	(17,006)	3,790	(10,012)	232,361
Unallocated costs						(22,931)
Operating profit						209,430
Finance costs						(47,194)
Share of profits less losses of associated companies/joint ventures	(561)					(561)
Profit before taxation						161,675
Taxation						(110,295)
Profit after taxation						51,380
Minority interests						(8,551)
Profit attributable to shareholders						42,829
Segment assets	2,562,404	2,368,736	162,165	103,114	(338,484)	4,857,935
Interests in associated companies	6,066					6,066
Unallocated assets						549,437
Total assets						5,413,438
Segment liabilities	766,297	2,018,186	69,252	69,194	(338,484)	2,584,445
Unallocated liabilities						71,114
Total liabilities						2,655,559
Capital expenditure	307,879	16,200	4,085	366		328,530
Depreciation	89,529	26,031	2,362	509		118,431
Amortisation	7,863	3,206	—	30		11,099
Impairment charge of fixed assets	2,521	—	—	—		2,521

Year ended 31 December 2003

	Manufacturing RMB'000	*Wholesale RMB'000*	*Retail RMB'000*	*Import and export RMB'000*	*Elimination RMB'000*	*Group RMB'000*
Turnover						
External	1,890,364	4,544,134	354,438	184,177	—	6,973,113
Internal	27,648	189,671	17,015	33,568	(267,902)	—
Total	1,918,012	4,733,805	371,453	217,745	(267,902)	6,973,113
Segment results	280,039	95,055	5,205	1,365	(12,445)	369,418
Unallocated costs						(27,881)
Operating profit						341,537
Finance costs						(34,172)
Share of profits less losses of associated companies/joint ventures	464					464
Profit before taxation						307,829
Taxation						(148,393)
Profit after taxation						159,436
Minority interests						(12,769)
Profit attributable to shareholders						146,667
Segment assets	2,493,347	2,034,166	179,183	120,949	(309,913)	4,188,132
Interests in associated companies	5,292					5,292
Unallocated assets						760,667
Total assets						4,954,091
Segment liabilities	655,456	1,642,500	61,367	71,444	(309,913)	2,125,857
Unallocated liabilities						94,190
Total liabilities						2,220,047
Capital expenditure	303,812	54,232	4,145	665		363,354
Depreciation	80,901	20,481	4,064	209		105,655
Amortisation	7,469	3,015	—	30		10,514
Impairment charge of fixed assets	1,186	—	—	—		1,186



廣州藥業股份有限公司

GPC Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

(Stock Code: 0874)

Summary of 2004 Annual Report

2. Operating profit

Operating profit is stated after charging and crediting the following:

	2004 *RMB'000*	2003 *RMB'000*
Charging:		
Depreciation and amortisation of fixed assets	118,431	105,655
Amortisation of intangible assets	11,099	10,514
Impairment charge of fixed assets	2,521	1,186
Impairment charge of investment securities	3,788	4,671
Provision for bad debts	5,095	—
Write-down of inventories to net realisable value	25,148	—
Impairment charge of trading securities	1,191	—
Outgoings in respect of investment properties	3,749	4,030
Outgoings in respect of other properties	2,629	1,840
Loss on disposal of fixed assets	7,852	4,917
Research and development costs	30,984	35,536
Auditors' remuneration	3,324	3,180
Staff costs:		
Pension benefit	61,455	58,311
Housing fund	30,538	22,113
Medical insurance	25,143	24,244
Housing allowances	12,132	19,290
Salaries, wages and other staff benefits	483,343	436,145
Operating leases for land and buildings	36,172	30,716
Crediting:		
Reversal of impairment charge of trading securities	—	690
Recovery of bad debts previously written off	—	9,437

3. Taxation

The PRC enterprise income tax has been provided at the principal rate of 33% (2003: 33%) on the estimated assessable profit for the year, except for a subsidiary which is a foreign investment production enterprise established in a coastal economic development zone, with an applicable enterprise income tax rate at 27%.

The amount of taxation charged to the consolidated profit and loss account represents:

	2004 *RMB'000*	2003 *RMB'000*
Current taxation:		
- PRC enterprise income tax	103,569	134,425
Deferred taxation relating to the origination and reversal of temporary differences	6,726	13,882
	110,295	148,307
Share of taxation attributable to associated companies	—	86
Taxation charges	110,295	148,393

The taxation on the Group's profit before taxation differs from the theoretical amount that would arise using the taxation rate of the PRC enterprise income tax as follows:

	2004 *RMB'000*	2003 *RMB'000*
Profit before taxation	161,675	307,829
Calculated at a taxation rate of 33% (2003: 33%)	53,353	101,584
Effect of different taxation rates applicable to a subsidiary	(2,120)	(2,488)
Income not subject to taxation	(2,081)	(13,350)
Expenses not deductible for taxation purposes	63,374	63,995
Tax refund (Note)	(2,231)	(1,348)
Taxation charge	110,295	148,393

4. Dividend

	2004 *RMB'000*	2003 *RMB'000*
Final, proposed, of RMB0.025 (2003: RMB0.06) per share	20,273	48,654

At a meeting held on 27 April 2005, the directors declared a final dividend of RMB0.025 per share. The proposed dividend is not reflected as a dividend payable in these accounts, but will be reflected as an appropriation of retained earnings for the year ending 31 December 2005.

5. Earnings per share

The calculation of earnings per share for the year ended 31 December 2004 is based on the profit attributable to shareholders of RMB42,829,000 (2003: RMB146,667,000) and the 810,900,000 (2003: 810,900,000) shares in issue.

No diluted earnings per share is presented as there were no potential dilutive shares in issue during the years ended 31 December 2004 and 2003.

By order of the Board
Yang Rongming
Chairman

Guangzhou, the PRC, 27 April 2005

As at the date of this announcement, the Board comprises Mr. Yang Rongming, Mr. Zhou Yuejin, Mr. Feng Zansheng and Mr. He Shuhua (resigned on 27 April 2005) as Executive Directors, and Mr. Wu Zhang, Mr. Wong Hin Wing and Mr. Zhang Heyong as Independent Non-executive Directors.

A detailed annual results announcement containing all the information required by Paragraph 45(1) to 45(3) of Appendix 16 to the Listing Rules will be published on the website of the Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) in due course.

Announcement of Resolutions Passed at The Third Meeting of the Fourth Supervisory Committee

Guangzhou Pharmaceutical Company Limited (the "Company") hereby announced that the third meeting of the fourth Supervisory Committee was held on 27 April 2005 at the conference room, the second floor of the office of the Company. The meeting was presided by Mr. Chen Canying, the chairman of the Supervisory Committee. All supervisors attended the meeting. The meeting was in compliance with the requirements of Company Law and the Articles of Association of the Company. The following resolutions were considered and passed at the meeting:

1. The report of the work of the Supervisory Committee for the year 2004;
2. The audited financial report of the Company for the year 2004;
3. The resolution in relation to the provision made for the impairment of inventory in Guangzhou Chinese Medicine Corporation;
4. The resolution in relation to the revised Agreement on the Purchase and Sale Connected Transactions and the transactions contemplated thereunder;
5. The resolution in relation to the amendment to the Articles of Association of the Company;
6. The resolution in relation to the amendment to the Rules of Procedures of the Supervisory Committee (Please refer to the website of Shanghai Stock Exchange for the full texts);
7. The resolution in relation to the report of the first quarter of the Company in 2005;
8. The resolution in relation to the convening of the Annual General Meeting of 2004.

This announcement is made in accordance with Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

Guangzhou Pharmaceutical Company Limited
The Supervisory Committee

Guangzhou, PRC, 27 April 2005

As at the date of this announcement, the Board comprises Mr. Yang Yongming, Mr. Zhou Yuejin, Mr. Feng Zansheng and Mr. He Shuhua (resigned on 27 April 2005) as executive directors, and Mr.. Wu Zhang, Mr. Wong Hin Wing and Mr. Zhang Heyong as independent non-executive directors.

Announcement of Improvement in Results Forecast for the First Half of 2005

The Company and all members of the Board hereby confirm the truthfulness, accuracy and completeness of the contents of this announcement and jointly and severally accept full responsibility for any false representation, misleading statement or material omission herein contained.

Guangzhou Pharmaceutical Company Limited (the "Company") hereby announced that as the Company hastened its pace of business development by adopting a series of measures, the income from principal operations of the Company and its subsidiaries (the "Group") in the first quarter of 2005 increased significantly. The Company expected that the net profit of the Group in the first half of 2005 will increase by over 50% as compared with the first half of 2004 (a net profit of RMB31.809 million was realized in the first half of 2004).

This announcement is made in accordance with Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

The Board of Directors
Guangzhou Pharmaceutical Company Limited

Guangzhou, PRC, 27 April 2005

As at the date of this announcement, the Board comprises Mr. Yang Yongming, Mr. Zhou Yuejin, Mr. Feng Zansheng and Mr. He Shuhua (resigned on 27 April 2005) as executive directors, and Mr.. Wu Zhang, Mr. Wong Hin Wing and Mr. Zhang Heyong as independent non-executive directors.

Announcement of the Resignation of Director

The Company and all members of the Board hereby confirm the truthfulness, accuracy and completeness of the contents of this announcement and jointly and severally accept full responsibility for any false representation, misleading statement or material omission herein contained.

Guangzhou Pharmaceutical Company Limited (the "Company") hereby announces that Mr. He Shuhua tendered his resignation to the board of directors (the "Board") as the director of the Company for reason of work. The resolution passed at the eleventh meeting of the third Board of the Company convened on 27April 2005 agreed on the resignation of Mr. He Shuhua as the director of the Company and which came into effect on the same day.

Mr. He Shuhua confirmed that there were no matters in relation to his resignation which needed to be brought to the attention of all the shareholders of the Company. The Board of the Company and Mr. He Shuhua confirmed that they are not aware of any personal obligation left for the Company and its subsidiaries (the "Group") or any impact on such obligation that may be posed by his resignation. There were no disagreements between Mr. He Shuhua and the Company which caused to the resignation of Mr. He Shuhua.

Mr. He Shuhua has been the Secretary to the Board of the Company since the establishment of the Company in 1997. Since 2001, he took up the position of deputy general manager of the Company and has been the director of the Company since November 2004. Mr. He Shuhua has been working diligently and has fulfilled all his duties and responsibilities as well as contributed to the development of the Company during his terms of office. The Board of the Company wished to express its thankful gratitude to the dedications and contributions made by Mr. He Shuhua to the Group.

The Board of Directors
Guangzhou Pharmaceutical Company Limited

Guangzhou, PRC, 27 April 2005

As at the date of this announcement, the Board comprises Mr. Yang Yongming, Mr. Zhou Yuejin, Mr. Feng Zansheng and Mr. He Shuhua (resigned on 27 April 2005) as executive directors, and Mr.. Wu Zhang, Mr. Wong Hin Wing and Mr. Zhang Heyong as independent non-executive directors.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



廣州藥業股份有限公司

GPC

Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

(Stock Code: 0874)

CONTINUING CONNECTED TRANSACTIONS

The Directors announce that on 27 April 2005, the Company and GPHL entered into the Agreement which governs the Trading Transactions (being the Purchase Transactions and the Sale Transactions) for the three financial years ending 31 December 2007.

The Trading Transactions constitute non-exempt continuing connected transactions for the Company under Chapter 14A of the Listing Rules. The Trading Transactions are subject to disclosure requirements and Independent Shareholders' approval by way of poll in a general meeting of the Company. GPHL and its associates will abstain from voting at the general meeting of the Company in relation to the Agreement and the Trading Transactions.

The Independent Board Committee will be formed to consider the terms of the Agreement and the Trading Transactions. An independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders on the terms of the Agreement and the Trading Transactions. A circular containing, inter alia, details of the Agreement and the Trading Transactions, and the recommendation of the Independent Board Committee as well as the advice of the independent financial adviser in relation thereto will be despatched to the Shareholders as soon as possible.

THE AGREEMENT

The Directors announce that on 27 April 2005, the Company and GPHL, for the purpose of revising the respective maximum aggregate values of the Sale Transactions and the Purchase Transactions per year as set out in the Existing Agreement (while there is no change to other major terms of the Trading Transactions), entered into the Agreement, pursuant to which the parties have agreed that during each of the three financial years ending 31 December 2007,

(1) the maximum aggregate value of the Sale Transactions shall be HK$360,000,000 (equivalent to approximately RMB382,000,000); and

(2) the maximum aggregate value of the Purchase Transactions shall be HK$741,000,000 (equivalent to approximately RMB785,000,000).

The Agreement, once approved by the Independent Shareholders, will replace the Existing Agreement.

It was also set out in the Agreement that the Company and GPHL have agreed that:

a. each Trading Transaction will be conducted (i) in the ordinary and usual course of the business of the Group; (ii) on an individual and arm's length basis; and (iii) either on normal commercial terms or, if there are no sufficient comparable transactions to judge whether they are on normal commercial terms, on terms to the Group no less favourable than terms available to or from (as appropriate) Independent Third Parties;

b. the Trading Transactions will be reviewed by the independent non-executive Directors and the auditors of the Company annually, and their respective relevant reports, together with information on the Trading Transactions, will be set out in the Company's next annual report following the occurrence of the relevant Trading Transactions; and

c. GPHL will provide its relevant records to the Company's auditors during their course of review of the Trading Transactions.

REASONS FOR THE AGREEMENT

The Group is principally engaged in (i) manufacture and sales of Chinese patent medicine; (ii) wholesale, retail, import and export of Western and Chinese pharmaceutical products and various medical apparatus; and (iii) research and development of natural medicine and biological medicine.

GPHL is a state-owned enterprise in the PRC. GPHL is principally engaged in the development, manufacture and trading of pharmaceutical products. GPHL is the controlling Shareholder holding approximately 60.55% of the total issued share capital of the Company.

It was set out in the paragraph headed "Non-competition and right of first refusal agreement" under the section headed "Particulars of the Group" of the prospectus of the Company dated 21 October 1997 that a non-competition agreement had been entered into between the Company and GPHL, pursuant to which GPHL agreed that the GPHL Group would not engage directly or indirectly in any businesses that would compete with those of the Group. In addition, it was announced by the Company on 9 February 2004 that another non-competition agreement had been entered into between the Company and BYSCL on 6 February 2004, pursuant to which each of the Group and the BYSCL Group agreed that it would not research, develop or manufacture new products that have been *researched, developed or manufactured* by the other party.

The Group, in its ordinary and usual course of business, sells / purchases pharmaceutical products, pharmaceutical raw materials, medical apparatus and packaging materials to/from the GPHL Group. The pharmaceutical products provided by the GPHL Group, including the BYSCL Group, which are not the same as those pharmaceutical products manufactured by the Group, are distributed by the Group through its extensive sales network. On the other hand, as the Group is able to source a variety of pharmaceutical raw materials and packaging materials from different markets, including Germany, the United States of America and Japan, it also re-sells those materials at a margin to other manufacturers of pharmaceutical products, including the GPHL Group (which includes the BYSCL Group). In addition, having taken into account the increased orders as a result of re-sale of pharmaceutical raw materials and packaging materials by the Group, the Directors consider that the Group's bargaining power with suppliers will be enhanced. Since the execution and approval of the Existing Agreement, the Trading Transactions have been carried out according to the terms of the Existing Agreement.

Set out below is a summary of the Trading Transactions which took place during the three financial years ended 31 December 2004 and the three months ended 31 March 2005:

Purchase Transactions

	Year ended 31 December 2002		Year ended 31 December 2003		Year ended 31 December 2004		Three months ended 31 March 2005		Annual cap under the Existing Agreement	Proposed annual cap for the three years ending 31 December 2007
	RMB'000	% to cost of sales *(Note 4)*	RMB'000	% to cost of sales *(Note 4)*	RMB'000	% to cost of sales *(Note 4)*	RMB'000	% to cost of sales *(Note 4)*	RMB'000 *(Note 5)*	RMB'000
The GPHL Group (excluding the BYSCL Group) *(Note 1)*	35,735	0.77	53,210	0.96	9,607	0.15	9,494	0.49		
The BYSCL Group *(Note 2)*	75,155	1.62	99,978	1.79	94,843	1.50	68,859	3.55		
Total	110,890	2.39	153,188	2.75	104,450	1.65	78,353	4.04	169,600	785,000

Sale Transactions

	Year ended 31 December 2002		Year ended 31 December 2003		Year ended 31 December 2004		Three months ended 31 March 2005		Annual cap under the Existing Agreement	Proposed annual cap for the three years ending 31 December 2007
	RMB'000	% to turnover *(Note 3)*	RMB'000	% to turnover *(Note 3)*	RMB'000	% to turnover *(Note 3)*	RMB'000	% to turnover *(Note 3)*	RMB'000 *(Note 5)*	RMB'000
The GPHL Group (excluding the BYSCL Group) *(Note 1)*	30,055	0.51	20,054	0.29	7	0.00	3	0.00		
The BYSCL Group	49,038	0.82	85,753	1.23	84,139	1.09	37,098	1.58		
Total	79,093	1.33	105,807	1.52	84,146	1.09	37,101	1.58	169,600	382,000

Notes:

1. On 6 February 2004, the Company entered into an agreement with GPHL to acquire 51% equity interest in廣州醫藥集團盈邦營銷有限公司 (Guangzhou Pharmaceutical Yingbang Marketing Company Limited) ("Yingbang") (details of which were disclosed in the Company's announcement dated 6 February 2004). Upon completion of that transaction, Yingbang ceased to be a subsidiary of GPHL and is currently a 51% owned subsidiary of the Company. During the financial years ended 31 December 2002 and 2003, the aggregate values of purchase of products by the Group from Yingbang were approximately RMB34,074,000 and approximately RMB46,395,000 respectively and the aggregate values of sale of products by the Group to Yingbang were approximately RMB29,767,000 and approximately RMB19,839,000 respectively.

2. On 8 November 2004, *廣州王老吉藥業股份有限公司 (Guangzhou WangLaoJi Pharmaceutical Company Limited) ("Wanglaoji")* entered into an agreement with a third party in relation to the issue of new shares in Wanglaoji to that third party (that transaction was regarded a deemed disposal of equity interest in Wanglaoji by the Company, details of which were disclosed in the Company's announcement dated 8 November 2004). Upon completion of that transaction, Wanglaoji ceased to be a subsidiary of the Company and the Company currently holds 48.0465% equity interest in Wanglaoji. During the financial years ended 31 December 2002 and 2003, the aggregate values of purchase of products by Wanglaoji from the BYSCL Group were approximately RMB2,814,000, approximately RMB7,263,000 respectively.

3. Audited turnover of the Group during the financial years ended 31 December 2002, 2003 and 2004 were approximately RMB5,943,823,000, RMB6,973,113,000, and RMB7,709,565,000 respectively, while unaudited turnover for the three months ended 31 March 2005 was RMB2,347,782,000 (the audited figures were extracted from the Company's audited accounts, which were prepared in accordance with accounting principles generally accepted in Hong Kong, and the unaudited figure was extracted from the management accounts of the Company, which were prepared in accordance with accounting principles generally accepted in the PRC).

4. Audited cost of sales of the Group during the financial years ended 31 December 2002, 2003 and 2004 were approximately RMB4,630,443,000, RMB5,576,154,000 and RMB6,313,633,000 respectively, while the unaudited cost of sales for the three months ended 31 March 2005 was RMB1,941,660,000 (the audited figures were extracted from the Company's audited accounts, which were prepared in accordance with accounting principles generally accepted in Hong Kong, and the unaudited figure was extracted from the management accounts of the Company, which were prepared in accordance with accounting principles generally accepted in the PRC).

5. Pursuant to the Existing Agreement, the maximum aggregate value for each of the Sale Transactions and Purchase Transactions between the Group and the GPHL Group (including the BYSCL Group) during each of the three financial years ending 31 December 2006 was HK$160,000,000 (equivalent to approximately RMB169,600,000).

Having reviewed the operations of the Group, the Directors consider that the GPHL Group, including the BYSCL Group, can increasingly utilize the Group's extensive sales network, which comprises (i) 12 branches of Guangzhou Pharmaceutical Corporation (廣州醫藥有限公司), a subsidiary of the Company; (ii) more than 1,000 sales agents in the South China region which have long term business relationship with the Group; (iii) more than 1,700 hospitals in the South China region which are long term customers of the Group; and (iv) more than 400 retail sales outlets, including 161 retail sales outlets of the Group to distribute and sell more products of the BYSCL Group. The major products of the BYSCL Group include 小柴胡顆粒 (Xiaochaiwukeli), 一力感冒清膠囊 (Yiliganmaoqing capsules) and 清開靈顆粒(Qingkailingkeli), and all products of the BYSCL Group are not the same as the Group's pharmaceutical products. As at the date of this announcement, GPHL owns approximately 44.32% equity interest of BYSCL. The Directors consider that it is in the Group's interest to utilize its well established extensive sales network as far as possible by distributing and selling more products, including those products not manufactured by the Group. On the other hand, as the Group also sells pharmaceutical materials and packaging materials to the GHPL Group (including the BYSCL Group), sales of those products by the Group to the GPHL Group would increase as a result of increase in its production and sale levels. After implementing the new strategy by the Group since 2005, the Sales Transactions and the Purchase Transactions increased to approximately RMB37 million and RMB78 million respectively for the three months ended 31 March 2005. Having taken into account (i) the respective

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



廣州藥業股份有限公司

GPC Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

(Stock Code: 0874)

CONTINUING CONNECTED TRANSACTIONS

annual aggregate values of the Sale Transactions and the Purchase Transactions during each of the three years ended 31 December 2004 and the three months ended 31 March 2005; and (ii) the anticipated growth in the respective values of the Sale Transactions and the Purchase Transactions for the three-year period ending 31 December 2007 (with reference to (a) the historical annual growth since 1999; and (b) the growth for the three months ended 31 March 2005 after implementing the new strategy by the Group), the Directors propose that in each of the three financial years ending 31 December 2007, (I) the aggregate value of the Sale Transactions shall not exceed HK$360,000,000 (equivalent to approximately RMB382,000,000) ; and (II) the aggregate value of Purchase Transactions shall not exceed HK$741,000,000 (equivalent to approximately RMB785,000,000).

The Directors (including the independent non-executive Directors) consider that the Trading Transactions will be conducted in the ordinary and usual course of the business of the Group. In addition, each Trading Transaction will be negotiated on an individual and arm's length basis and will be conducted on normal commercial terms and on terms to the Group no less favourable than those available to or from (as appropriate) Independent Third Parties. Therefore, the Directors (including the independent non-executive Directors) consider that the terms of the Trading Transactions are fair and reasonable so far as the Shareholders are concerned and in the interests of the Shareholders as a whole.

GENERAL

The Trading Transactions between the Group and the GPHL Group constitute non-exempt continuing connected transactions for the Company under Chapter 14A of the Listing Rules. Accordingly, the Company will comply with the following conditions in relation to the Trading Transactions:

(a) the Trading Transactions shall be entered into:

   (i) in the ordinary and usual course of business of the Group;

   (ii) either on normal commercial terms or, if there are no sufficient comparable transactions to judge whether they are on normal commercial terms, on terms to the Group no less favourable than terms available to or from (as appropriate) Independent Third Parties; and

   (iii) in accordance with the terms of the agreements governing such transactions on terms that are fair and reasonable and in the interests of the Shareholders as a whole;

(b) details of the Trading Transactions, including the transaction dates, the parties to the transactions and a description of their connected relationship, a brief description of the transactions and their purpose, the total consideration and terms of the transactions, and the nature and extent of the connected person's interest in the transactions, shall be disclosed in the Company's next annual report and accounts following the occurrence of the transactions in accordance with rule 14A.45 of the Listing Rules;

(c) the Company's independent non-executive Directors shall review annually the Trading Transactions and confirm in the Company's next annual report following the occurrence thereof that the Trading Transactions have been conducted in the manner as stated in paragraphs (a), (b) and (c) above, and if, for whatever reasons, the Company's independent non-executive Directors decline or are unable to provide the confirmation mentioned in this paragraph, the Directors shall notify the Stock Exchange promptly and an announcement shall be published by the Company as soon as practicable;

(d) the Company's auditors shall review the Trading Transactions annually, and provide the Board with a letter confirming that:

   (i) the Trading Transactions have received the approval of the Directors;

   (ii) the aggregate amount of the Sale Transactions and the aggregate amount of the Purchase Transactions during each of the financial year ending 31 December 2007 have not exceeded the respective annual caps of HK$360,000,000 (equivalent to approximately RMB382,000,000) and HK$741,000,000 (equivalent to approximately RMB785,000,000);

   (iii) the Trading Transactions have been entered into in accordance with the terms of the relevant agreements governing the transactions;

   (iv) the Sale Transactions are in accordance with the pricing policies of the Company;

   where, for whatever reasons, the Company's auditors decline to accept the engagement or are unable to provide the auditors' letter, the Directors shall notify the Stock Exchange promptly and an announcement shall be published by the Company as soon as practicable; and

(e) GPHL shall provide the Company with an undertaking that, for so long as the Company's shares are listed on the Stock Exchange and GPHL remains as a substantial shareholder of the Company, it will provide the Company's auditors with full access to its relevant records to carry out the auditors' review of the Trading Transactions and the Directors must state in the annual report whether the Company's auditors have confirmed the matters stated in paragraph (d).

In the event that any of the respective annual caps applicable to the Sale Transactions and the Purchase Transactions as stated above is exceeded or if the Group enters into any new agreement with any connected person in the future, the Company must re-comply with Rules 14A.35(3) and 14A.35(4) of the Listing Rules dealing with continuing connected transactions.

According to Chapter 14A of the Listing Rules, the Agreement is subject to Independent Shareholders' approval, by way of poll, in a general meeting of the Company. The Independent Board Committee will be formed to consider the terms of the Agreement and the Trading Transactions. An independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders on the terms of the Agreement and the Trading Transactions. A circular containing, inter alia, details of the Agreement and the Trading Transactions, and the recommendation of the Independent Board Committee as well as the advice of the independent financial adviser in relation thereto will be despatched to the Shareholders as soon as possible.

GPHL and its associates will abstain from voting at the general meeting of the Company in relation to the Agreement and the Trading Transactions.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"Agreement"	the agreement dated 27 April 2005 entered into between the Company and GPHL in relation to the Trading Transactions
"associate(s)"	has the meaning ascribed thereto under the Listing Rules
"Board"	the board of Directors
"BYSCL"	廣州白雲山製藥股份有限公司(Guangzhou Baiyunshan Pharmaceutical Manufacturing Company Limited), a company incorporated in the PRC the securities of which are listed on the Shenzhen Stock Exchange. GPHL currently holds approximately 44.32% of the issued share capital of BYSCL
"BYSCL Group"	BYSCL and its subsidiaries
"Company"	廣州藥業股份有限公司 (Guangzhou Pharmaceutical Company Limited), a company incorporated in the PRC the securities of which are listed on the Stock Exchange and the Shanghai Stock Exchange
"connected person"	has the meaning ascribed to it under the Listing Rules
"Directors"	the directors of the Company
"Existing Agreement"	the agreement dated 26 March 2004 entered into between the Company and GPHL and approved by the Independent Shareholders during the annual general meeting of the Company held on 11 June 2004, details of which were set out in the Company's announcement dated 26 March 2004 and circular dated 16 April 2004
"Group"	the Company and its subsidiaries
"GPHL"	廣州醫藥集團有限公司 (Guangzhou Pharmaceutical Holdings Limited), a state-owned enterprise incorporated in the PRC and the controlling Shareholder which currently holds approximately 60.55% shareholding interest in the Company
"GPHL Group"	GPHL and its subsidiaries and their associates, other than the Group
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	the independent board committee of the Company to be formed to consider the terms of the Agreement
"Independent Shareholders"	Shareholders other than GPHL and its associates
"Independent Third Party"	a person or entity who/which is not a connected person of the Company
"Listing Rules"	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"PRC"	The Peoples' Republic of China
"Purchase Transactions"	purchases of pharmaceutical products, pharmaceutical raw materials, medical apparatus and packaging materials by the Group from the GPHL Group which are regarded as continuing connected transactions under the Listing Rules
"RMB"	Renminbi, the lawful currency of the PRC
"Sale Transactions"	sales of pharmaceutical products, pharmaceutical raw materials, medical apparatus and packaging materials by the Group to the GPHL Group which are regarded as continuing connected transactions under the Listing Rules
"Shareholders"	holders of shares of RMB1 each in the capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"substantial shareholder(s)"	has the meaning ascribed to it under the Listing Rules
"Trading Transactions"	the Sale Transactions and the Purchase Transactions
"%"	per cent.

In this announcement, unless otherwise specified, amounts in RMB are converted to HK$ at a conversion rate of HK$1.00=RMB1.06 for illustration only. No representation is made that any amounts in RMB or HK$ could have been or could be converted at such rate or any other rates.

By order of the Board
He Shuhua
Company Secretary

Guangzhou, the PRC, 27 April 2005

As at the date of this announcement, the Board comprises Mr. Yang Rongming, Mr. Zhou Yuejin, Mr. He Shuhua (who resigned on 27 April 2005) and Mr. Feng Zansheng as executive Directors, and Mr. Wu Zhang, Mr. Wong Hin Wing and Mr. Zhang Heyong as independent non-executive Directors.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

廣州藥業股份有限公司

GPC

Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

(Stock Code: 0874)

2005 FIRST QUARTERLY REPORT

1. IMPORTANT NOTICE

1.1 The Board of Directors of Guangzhou Pharmaceutical Company Limited ("Guangzhou Pharmaceutical" or the "Company") and each director collectively and individually accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this report and believes that there are no material omissions from, or misrepresentations or misleading statements contained in this report.

1.2 The Directors of the Board were present at the 11th meeting of the Third Session of the Board. Mr. Yang Rongming, the Chairman, was unable to attend this meeting because of official business and had appointed Mr. Zhou Yuejin, the Vice Chairman, to exercise the voting right on his behalf.

1.3 The Company's financial reports for the first quarter of 2005 were prepared in accordance with PRC accounting standards and systems and were unaudited.

1.4 Mr. Yang Yongming, the Chairman, Mr. Xie Bin, General Manager, Mr. Gao Fang, Financial Controller and Mr. Chen Binghua, Senior Manager of the Finance Department, individually accept responsibility for ensuring the authenticity and completeness of the financial reports contained in this quarterly report.

1.5 This first quarterly report is published in Hong Kong pursuant to 13.09 (2) of the Rules Governing the Listing of Securities at the Stock Exchange of Hong Kong Limited.

2. COMPANY PROFILE

2.1 Corporate Information

Stock Abbreviation	*GZ Phar.*	*Stock Abbreviation before change (if any)*	—
Stock Code	600332 (A shares)		
Stock Abbreviation	GZ Phar.	Stock Abbreviation before change (if any)	—
Stock Code	0874 (H shares)		
	Company secretary	Representative of securities affairs	
Name	Mr. He Shuhua	Ms. Huang Xuezhen	
Address	45 Sha Mian North Street, Guangzhou City, Guangdong Province, PRC	45 Sha Mian North Street, Guangzhou City, Guangdong Province, PRC	
Telephone	(8620) 8121 8119	(8620) 8121 8086	
Facsimile	(8620) 8121 6408	(8620) 8121 6408	
E-mail	hesh@gpc.com.cn	huangxz@gpc.com.cn	

2.2 Financial Information

2.2.1 Principal financial data and indicators

Items	As at 31 March 2005 *RMB*	As at 31 December 2004 *RMB*	Changes *(%)*
Total assets	5,516,630,863.87	5,182,878,025.71	6.44
Shareholders' funds (excluding minority interests)	2,512,310,757.81	2,440,229,705.11	2.95
Net assets per share	3.10	3.01	2.95
Adjusted net assets per share	3.04	2.96	2.70

Items	1 January 2005-31 March 2005 *RMB*	1 January 2005-31 March 2005 *RMB*	Change as compared with the same period of 2003 *(%)*
Net cash flows generated from operating activities	83,703,392.54	83,703,392.54	(63.48)
Earnings per share	0.06	0.06	83.91
Return on net assets (%)	2.08	2.08	0.93 percentage points
Return on net assets after deducting non-operating items (%)	*2.08*	*2.08*	*0.88 percentage points*

Non-operating items *(1 January 2005-31 March 2005)*	Amount *(RMB)*
Losses on disposal of fixed assets	(207,637.71)
Government grants and subsidies	130,226.00
Non-operating income/expenses after deducting assets impairment	(70,915.22)
Income tax effect	(33,320.47)
Minority interests	(22,484.04)
Total	(92,522.42)

2.2.2 Income statement

Items	1 January 2005 - 31 March 2005 The Group *RMB*	The Company *RMB*	1 January 2004 - 31 March 2004 The Group *RMB*	The Company *RMB*
Sales	2,347,782,173.11	—	2,075,257,814.28	—
Less: Costs of sales	1,941,660,096.82	—	1,709,578,334.35	—
Taxes and levies	7,707,278.32	—	7,886,956.97	—
Profit from principal operations	398,414,798.64	—	357,892,382.76	—
Add: Profit from other operations	11,337,940.15	3,907,825.43	1,313,167.59	(288,347.95)
Less: Operating expenses	145,936,366.38	—	135,621,231.28	—
General and administrative expenses	161,212,044.27	3,826,188.82	157,241,243.92	4,551,910.15
Finance costs	12,793,270.64	(687,754.58)	8,997,329.90	(615,281.04)
Operating profit	89,811,057.51	(230,607.89)	64,845,695.25	(4,225,177.02)
Add: Investment income	(755,878.90)	59,151,978.97	(1,074,442.02)	36,118,507.40
Subsidy income	130,226.00	—	—	—
Non-operating income	324,781.26	150.00	1,165,500.09	6,900.00
Less: Non-operating expenses	603,334.19	153.00	2,798,141.24	50,000.00
Total profit	88,907,659.68	58,921,360.83	62,138,612.08	31,850,230.31
Less: Income tax	31,884,488.46	—	29,326,915.89	—
Less: Minority interests	4,852,304.42	—	4,243,717.27	—
Add: Investment loss unrecognized	—	—	—	—
Net profit	52,170,866.80	58,921,360.83	28,567,978.92	31,850,230.31

2.3 Number of Shareholders as at 31 March 2005

As at 31 March 2005, there were 46,239 shareholders in total, including 2 shareholders holding the State-owned shares, 46,198 shareholders holding domestic listed RMB-denominated ordinary shares (A shares) and 39 shareholders holding overseas listed ordinary shares (H shares).

As at 31 March 2005, the top ten shareholders holding the listed shares of the Company are set out below:

Shareholders	No. of listed shares held (share)	Nature of shares (A/B/H share or other shares)
HKSCC Nominees Limited	218,240,999	H Shares
HSBC Nominees (Hong Kong) Limited	862,000	H Shares
Shenyin Wanguo-HSBC-Merrill Lynch International	376,638	A Shares
Wong Chung King	308,000	H Shares
Xu Wei Ping	220,000	A Shares
Shenyi Wanguo-Citibank-UBS Limited	217,440	A Shares
Xing He Securities Investment Fund	216,354	A Shares
Shanghi Tongyuan Taiye Investment Management Co., Ltd	213,800	A Shares
Beijing Jiaxin Tiandi Technology Co., Ltd	144,800	A Shares
Lin Zhenjiang	137,100	A Shares

Notes: As notified by HKSCC Nominees Limited, the H shares under its name were held on behalf of its several clients.

3. MANAGEMENT DISCUSSION AND ANALYSIS

3.1 Brief analysis of the Company's overall operation

The Company and its subsidiaries (collectively the "Group") are principally engaged in (1) manufacture and sales of Chinese patent medicine; (2) wholesale, retail, import and export of Western and Chinese pharmaceutical products and medical apparatus; and (3) research and development of natural medicine and biological medicine.

During the Reporting Period, the Group adopted the following measures: Firstly, we strengthened our front-line sales team for active marketing of our major products and key nurturing products, and in the meantime we put more emphasis on advertisements and focused our advertising resources on driving up the sales volume of our end-user market and increasing the market share for our products. Secondly, we strengthened the basic management of the Group companies by tightening the control over the production cost and operating expenses in a bid to improve the Company's scale of efficiency. At the same time, the Group strengthened the management of accounts receivable in order to reduce operation risks. Thirdly, the Group continued its efforts in the integration of its internal resources and the centralized purchase of traditional Chinese herbs, raw materials, packing materials and imported materials in large bulks. We have taken the advantage of our comprehensive wholesales and retail network to expand the market share for the Group's products. In addition, the Group actively improved the management of its internal funds to reduce the financial cost of the Company. Fourthly, the Group speeded up the progress of reform of Guangzhou Chinese Medicine Corporation ("Chinese Medicine Corporation"), a subsidiary of the Company, by reshuffling its management team and its key personnel responsible for its core business. Furthermore, we optimized its internal resources through standardizing the workflow and putting more efforts on its core business to strive to bring Chinese Medicine Corporation to return to profitability.

The above-mentioned measures have achieved good results. According to the consolidated accounts prepared in accordance with PRC accounting standards and systems, the Group posted a turnover of approximately RMB 2,347,782,000 from January to March 2005, representing an increase of 13.13 % over the same period of the previous year. The total profit was approximately RMB 88,908,000, representing an increase of 43.08 % over the same period of the previous year and net profit amounted to approximately RMB52,171,000, an increase of 83.91 % compared to that in the same period of the previous year.

The turnover of the the Group's manufacturing operations for the period from January to March 2005 amounted to approximately RMB 570,894,000, representing an increase of 16.61 % over the same period of the previous year. Total profit of the manufacturing operations recorded approximately RMB74,438,000, representing an increase of 28.54 % over the same period of the previous year and net profit of the manufacturing opertions amounted to RMB 44,778,000, with an increase of 45.39% as compared with the corresponding period of the previous year.

From January to March 2005, the sales volume of medicines for cough and phlegm clearing medicine, gastric medicine and heat clearing and antitoxic medicine increased by 10.53 %, 18.92 % and 14.03% respectively as compared with the same period of last year.

From January to March 2005, the Group recorded a turnover of approximately RMB 1,776,888,000 in its trading operations, representing an increase of 12.05 % over the same period of the previous year. Profit before taxation of its trading operations recorded approximately RMB 14,470,000, representing an increase of 242.06 % over the same period of the previous year and net profit of its trading operations amounted to approximately RMB 7,393,000, with an increase of 404.12 % as compared with the same period of the previous year.

As at 31 March 2005, the Group had 161 chain pharmacies in total, including 88 "Cai Zhi Lin" chain pharmacies which specializes in traditional Chinese medicine and 72 "Jian Min" chain pharmacies which specializes in western medicine.

During the Reporting Period, there were no significant changes in the operation environment of the Group, the macro policies or regulations applicable to the Group.

3.1.1 Details of operations or products accounting for 10% or more of the Group's turnover or profit from principal operations

☑ Applicable ☐ Not applicable

By segment	Sales *RMB*	Costs of sales *RMB*	Gross margin ratio *(%)*
Manufacturing operations	570,893,902.45	267,664,424.98	53.11
Trading operations	1,776,888,270.66	1,673,995,671.14	5.79
Including: connected transactions	37,101,518.46	34,421,080.36	7.22

By products	Sales *RMB*	Costs of sales *RMB*	Gross profit margin *(%)*
Heat clearing and Anti-toxic	138,839,572.93	71,386,119.47	48.58
Diabetes curing	103,774,263.71	36,687,176.91	64.65
Cough and phlegm clearing	82,177,411.13	34,391,502.96	58.15
Arthritis curing	60,841,426.78	21,828,779.59	64.12
Gastric	33,361,072.48	18,795,012.43	43.66
Other products	151,900,155.42	84,575,833.62	44.32
Including: connected transactions	1,153,470.08	784,162.10	32.02

3.1.2 Seasonal and periodical characteristics of the Company's operations

☑ Applicable ☐ Not applicable

Some products of the Group are subject to seasonal and periodical patterns. The sales of Xia Sang Ju and Guangdong Liang Cha Granule are better in the 2nd and 3rd quarters of the year, while cough and phlegm clearing medicine have higher demand in the fall and winter of the year.

3.1.3 Composition of profit of the Reporting Period (the significant change of the proportion of profit from principal operations, profit from other operations, expenses, investment income, subsidy income and net non-operating results of the total profit as compared with the previous reporting period and the explanation)

☑ Applicable ☐ Not applicable

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



廣州藥業股份有限公司
GPC Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

(Stock Code: 0874)

2005 FIRST QUARTERLY REPORT

Items	The Reporting Period (1 January - 31 March 2005) Amount *RMB*	Percentage of total profit (%)	The previous reporting period (1 January - 31 March 2004) Amount *RMB*	Percentage of total profit (%)	Change (%)
Profit from principal operations	398,414,798.66	448.12	1,372,489,094.96	818.70	(45.26)
Profit from other operations	11,337,940.15	12.75	39,007,734.82	23.27	(45.19)
Expenses	319,941,681.31	359.86	1,228,075,772.50	732.56	(50.88)
Investment income	(755,070.90)	(0.85)	(4,725,840.64)	(2.82)	69.94
Subsidy income	130,226.00	0.15	588,921.00	0.35	(58.30)
Net non-operating results	(778,552.93)	(0.31)	(11,631,766.66)	(6.94)	95.48
Total profit	88,907,659.68	100.00	167,642,370.98	100.00	–

Note:

During the reporting the period, the reasons for the material changes in various constituents of profit as a percentage to total profit as compared with that of the previous reporting period are: on the basis of prudent principle, Guangzhou Chinese Medicine Corporation, the subsidiary of the Company, made substantial provision for the price decline of its inventory, together with the impact of other factors, leading to the rise of costs in the period as well as the increase in non-operating expenses, which resulted in the significant fall in profit.

3.1.4 Explanation on significant changes in principal activities and their compositions as compared with the previous reporting period

☐ Applicable ☑ Not applicable

3.1.5 Explanation on significant changes in profit from principal operations (gross margin ratio) as compared with that of the previous reporting period

☐ Applicable ☑ Not applicable

3.2 Explanation and analysis on major events and their impact and solutions

☑ Applicable ☐ Not applicable

The amount of sale connected transactions and purchase connected transactions between the Group and GPHL as well as its associates for 2005 are estimated to be approximately RMB482 million and approximately RMB270 million.

Details of the sale and purchase connected transactions between the Group and GPHL as well as its associates during the Reporting Period are set out as follows:

Connected transactions		Related parties	Pricing policy	Amount for the period between 1 January to 31 March 2005	% of the same type transactions
1. Purchases	Pharmaceutical products, bulk pharmaceutical raw materials, medical equipment and pharmaceutical packaging materials	GPHL and its associates	Normal commercial terms	78,284,056.54	3.90%
2. Sales	Pharmaceutical products, bulk pharmaceutical raw materials, medical apparatus and pharmaceutical packaging materials	GPHL and its associates	Normal commercial terms	37,101,518.46	1.58%
Total				115,385,575.00	

During the Reporting Period, the amounts of connected transactions between the Group and GPHL as well as its associates had no significant difference from the estimated annual amounts for 2005.

3.3 Changes in accounting policies, accounting estimates, scope of consolidation and significant accounting errors and their causes

☑ Applicable ☐ Not applicable

During the Reporting Period, Golden Force Pharmacy Limited in Hong Kong has, pursuant to the Subscription Agreement entered into, injected RMB168,880,000 into the Company's subsidiary, Guangzhou Wang Lao Ji Pharmaceutical Co., Ltd. and acquired 48.0465% equity interest of Guangzhou Wang Lao Ji Pharmaceutical Co., Ltd as enlarged by the subscription. Upon the completion of the subscription, the Company's shareholding in equity of the said company decreased from 92.48% to 48.0465%. Therefore, the said company was consolidated into the accounts for the Reporting Period on the basis of the new shareholding percentage the Company holds therein.

3.4 Explanation of the Board and the Supervisory Committee on the qualified opinions issued by the auditors

☐ Applicable ☑ Not applicable

3.5 Early warning and explanation for negative impact on profit for the next reporting period, or significant profit fluctuation in comparison to the same period of 2003

☑ Applicable ☐ Not applicable

During the Reporting Period, the Group accelerated its development in business. Its turnover increased 13.13% as compared with the same period of 2004, and its net profit recorded a significant increase of 83.91% as compared with the same period of 2004. It is expected that the net profit for the first half of 2005 will increase by 50% or above as compared with the same period of 2004.

3.6 Ongoing adjustments by the Company on its disclosed annual operation plans or budget

☐ Applicable ☑ Not applicable

Note: The full version of the balance sheet, income statement and cash flow statement of the Company and the Group has been published on the website of the Shanghai Stock Exchange at http://www.sse.com.cn

For and on behalf of the Board
Yang Yongming
Chairman

Guangzhou, the PRC, 27 April 2005

This quarterly report is published in both English and Chinese. In the event that different interpretation occurs, the Chinese version shall prevail.

As at the date of this announcement, the Board comprises Mr. Yang Rongming, Mr. Zhou Yuejin, Mr. Feng Zansheng and Mr. He Shuhua (resigned on 27 April 2005) as Executive Directors, and Mr. Wu Zhang, Mr. Wong Hin Wing and Mr. Zhang Heyong as Independent Non-executive Directors.

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CEC INTERNATIONAL HOLDINGS LIMITED
CEC國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 0759)

DISCLOSURE PURSUANT TO RULE 13.18 OF THE LISTING RULES

On 27th April, 2005, the Company (as borrower) entered into a 3-year transferable term loan and revolving credit facility agreement for an aggregate amount of HK$243,000,000 with a group of banks, and Coils Electronic Co., Limited and CEC-Coils Singapore Pte Ltd., being two indirect wholly-owned subsidiaries of the Company (collectively, as original guarantors), which includes a condition imposing specific performance obligation on the controlling shareholder of the Company.

This announcement is made in compliance with the disclosure requirements under rule 13.18 of the Listing Rules.

This announcement is made by the board of directors of CEC International Holdings Limited (the "Company") in compliance with the disclosure requirements under rule 13.18 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

On 27th April, 2005, the Company (as borrower) entered into a 3-year transferable term loan and revolving credit facility agreement (the "Agreement") for an aggregate amount of HK$243,000,000 (the "Facility") with a group of banks and Coils Electronic Co., Limited and CEC-Coils Singapore Pte Ltd., being two indirect wholly-owned subsidiaries of the Company (collectively, as original guarantors). The Facility consists of (a) a term loan for an aggregate amount of HK$194,400,000, which will be applied to prepay all of the Company's existing outstanding indebtedness under a HK$165,000,000 transferable term loan facility agreement dated 30th April, 2003 and the balance thereof will be used as general working capital of the Company and its subsidiaries (the "Group"), and (b) a revolving credit facility for an aggregate amount of HK$48,600,000, which will be used as general working capital of the Group.

Under the provisions of the Agreement, it would be an event of default, inter alia, if Mr. Lam Wai Chun, the Chairman of the Company and a controlling shareholder of the Company, ceases to be the Chairman of the Company or ceases to be involved actively in the management and business of the Group. If the aforesaid event of default occurs, upon a notice served to the Company, (i) the Facility shall immediately be cancelled; (ii) all or part of the loans under the Facility, together with accrued interest, and all other amounts accrued and outstanding under all finance documents (including the Agreement) shall immediately become due and payable; and/or (iii) all or part of the loans outstanding under the Facility shall immediately become payable on demand.

Disclosure will be included in subsequent quarterly, interim and annual reports of the Company for so long as the obligation continues to exist.

By order of the Board
Lam Wai Chun
Chairman

Hong Kong, 27th April, 2005

As at the date of this announcement, Mr. Lam Wai Chun, Ms. Tang Fung Kwan and Mr. Law Hon Shan are the executive directors of the Company; and Mr. Au Son Yiu, Mr. Lee Wing Kwan, Denis and Mr. Tang Tin Sek are the independent non-executive directors of the Company.

* *For identification purpose only*

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



廣州藥業股份有限公司

GPC Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

(H Share Stock Code: 0874)

RESOLUTIONS PASSED AT THE 11TH MEETING OF THE 3RD SESSION OF THE BOARD OF DIRECTORS

Guangzhou Pharmaceutical Company Limited (the "Company") and all members of the Board of Directors ("the Board") hereby confirm the truthfulness, accuracy and completeness of the contents of this announcement and jointly and severally accept full responsibility for any false representation, misleading statement or material omission herein contained.

The Company held the 11th meeting of the 3rd session of the Board of Directors on 27 April 2005 at the Conference Room, 2nd Floor, 45 Sha Mian North Street, Guangzhou City. Six out of the seven eligible directors of the Company attended the meeting, among whom Mr. Feng Zansheng, an executive director, attended the meeting by means of telecommunication. Mr. Yang Rongming was not able to attend this meeting because of official businesses. He has appointed Mr. Zhou Yuejin, the Vice Chairman, on behalf of him to exercise the voting right. The meeting was chaired by the Vice Chairman, Mr. Zhou Yuejin, with the supervisors, the senior management, domestic and overseas auditors and lawyers present at the meeting in accordance with the Company Law and the Articles of Association of the Company. After due discussions, the following matters were considered and unanimously approved by the directors at the meeting:

1. The directors' report of the Company for the year 2004;
2. The financial report of the Company for the year 2004;
3. Resolution regarding provision for impairment loss on inventories of Guangzhou Chinese Medicine Corporation ("Medicine Corporation"), the subsidiary of the Company;

   It was consented that the inventory of merchandise of Medicine Corporation, the subsidiary of the Company, as at 31 December 2004, is charged for impairment provision of inventories of RMB24,388,727. The provision for impairment of inventories is charged into the profit and loss account of 2004.
4. The auditors' report for the year 2004;
5. The proposed profit distribution and dividend payment for the year 2004;
   (1) the distribution of the profit after tax of the Company and its subsidiaries are as follows:
      (i) among its subsidiaries, manufacturing business transfers 10% to the statutory surplus reserve fund, 10% to the statutory public welfare reserve, 10% to the discretionary surplus reserve; trading business transfers 10% to the statutory surplus reserve fund, 10% to the statutory public welfare reserve, 20% to the discretionary surplus reserve.
      (ii) the Company transfers 10% to the statutory surplus reserve fund, 5% to the statutory public welfare reserve, and no transfer is made to the discretionary surplus reserve.
   (2) the final dividend for 2004 is recommended to be RMB0.025 per share (inclusive of tax for A shares), the total amount of annual dividends to be distributed amounts to RMB20,272,500.
6. The projected profit distribution policy for the year 2005;

   The Company proposes that there will be only one dividend distribution in 2005; the amount to be apportioned as dividend will not be lower than 30% of the net profit and this will be distributed in the form of cash; the Company does not plan to make any transfer from surplus reserve to capital in 2005.
7. The amount of total emoluments to be paid to the directors of the Company for the year 2005;

   It is proposed that for 2005, the total amount of emoluments of services for the Company's directors will be RMB2,460,000.
8. The amount of total emoluments to be paid to the supervisors of the Company for the year 2005;

   It is proposed that for 2005, the total amount of emoluments of services for the Company's supervisors will be RMB250,000.
9. The Company's amended agreement for connected transactions in respect of purchases and sales and the transactions contemplated thereunder (Please refer to the Company's announcement of ongoing connected transactions for details.).
10. The proposals regarding cancelling Guangzhou Guangyao Ying Bang Marketing Co., Ltd. ("Ying Bang Company") and establishing Ying Bang Branch of Guangzhou Pharmaceutical Company Limited ("New Company");

    The New Company is a non-independent corporate branch directly under Guangzhou Pharmaceutical Company Limited. Establishment of the New Company is beneficial for the Company to strengthen its managerial function and enhance operating efficiency, so as to integrate its marketing resources for overall market expansion.
11. The proposals regarding the amendments of the Articles of Association of the Company:
   (1) Original Article 6 is amended as:

   Article 6 The Articles of Associations are amended by way of special resolution passed at the 2004 Annual General Meeting and come into effect thereupon, with the original Articles of Associations terminated on the same day.

   The Articles of Association shall be since its effective date taken as the instrument with binding effect in governing the Company's organisations and corporate behaviour, the rights and obligations between the Company and shareholders and among shareholders.

   (2) Original Article 11 is amended as:

   Article 11 The Company's business scope covers operation and investment and development in state-owned assets and the financing, the development and manufacture of CPM, production of biological products, healthcare medicines and drinks (licensed), wholesale and retail trade (inclusive of CPM and exclusive of the State's specially operated and managed projects), sales of dangerous class B chemicals and medical apparatus (to the extent of the products authorized by dangerous chemicals operation license and medical apparatus operation enterprise license)

   The Company shall engage in operations within the registered business scope.

   (3) Original Article 18 is amended as:

   Article 18 According to an approval by the governmental bodies authorized by the State Council, the Company issued 513,000,000 shares to its promoters upon its establishment, representing 100% of the Company's then total ordinary shares in issue, which were held by Guangzhou Pharmaceutical Holdings Limited.

   As approved by the securities competent authorities of the State Council, the Company issued 219,900,000 overseas listed foreign capital shares after its establishment.

   As approved by the securities competent authorities of the State Council, the Company issued 78,000,000 additional RMB denominated ordinary shares. Following the completion of the new issue, the share capital of the Company is as follows:

   Ordinary shares aggregate to 810,900,000 shares, of which 513,000,000 shares are held by the holders of state-owned shares, accounting for 63.263% of the total issued ordinary shares, of which 491,000,000 shares are held by Guangzhou Pharmaceutical Holdings Limited, the Company's promoter, accounting for 60.550% of the total issued ordinary shares.

   219,900,000 shares accounting for 27.118% of the total issued ordinary shares are held by the holders of overseas listed foreign capital shares.

   78,000,000 shares accounting for 9.619% of the total issued ordinary shares are held by public shareholders.

   (4) The following article is added after original Article 50 as Article 51:

   Article 51 The controlling shareholder and the de facto controller of the Company have the duty to act in good faith towards the Company and public shareholders of the Company. The controlling shareholder should strictly exercise their rights as contributors in accordance with the laws. The controlling shareholder shall not take advantage of connected transactions, profit distribution, asset restructuring, external investment, capital appropriation or loan guarantee in violation of the interests of the Company and public shareholders, or take advantage of its controlling position in violation of the interests of the Company and public shareholders.

   Original Article 51 shall be renumbered as Article 52.

   (5) Original Article 52 is amended as:

   Article 53 The general meeting shall exercise the following powers:

   (i) to determine the operational guidelines and investment plan;
   (ii) to elect and remove directors and to fix the remunerations of the relevant directors;
   (iii) to elect and remove supervisors from shareholder representatives and to fix the remunerations of the relevant supervisors;
   (iv) to consider and approve the report of the Board of directors;
   (v) to consider and approve the report of the Supervisory Committee;
   (vi) to consider and approve annual budget plan and budget implementation plan of the Company;
   (vii) to consider and approve profit distribution plan and plans for recovery of losses;
   (viii) to resolve the increase or decrease in registered capital;
   (ix) to resolve the merger, division, dissolution and liquidation of the Company;
   (x) to resolve issue of bonds of the Company;
   (xi) to resolve appointment, removal or retirement of an accounting firm;
   (xii) to amend these articles of Association;
   (xiii) to consider and approve the proposal from the shareholders holding 5% or more of the Company's shares carrying voting rights;
   (xiv) to approve the Company to provide the qualified parties with external guarantee in the amount more than 10% of the net asset value published in the latest audited consolidated financial statements of the Company;
   (xv) to consider and approve the significant acquisition, disposal, and exchange of assets (subject to the rules governing the listing of securities on the relevant securities exchange);
   (xvi) to authorise or entrust the Board of Directors to handle the matters as authorized or entrusted;

   When authorising or entrusting the Board of Directors to handle the matters authorised or entrusted by it, the General Meeting shall follow the principles of safeguarding the legal rights of the Company's shareholders, strictly complying with the laws and regulations and ensuring the Company is operated efficiently and decisions are made scientifically. The General Meeting may authorise and entrust the following matters to the Board of Directors:

   1. Amendments to the wording of the Company's Articles of Association after the principle of amending the Company's Articles of Associations had been approved at the General Meeting;
   2. Distribution of interim dividends;
   3. Notices concerning issuance of new shares and convertible debentures;
   4. Disposal, mortgage or guarantee of fixed assets under approved operational guidelines and investment plans;
   5. Other issues which can be authorised and entrusted in accordance with laws, regulations and these Articles of Associations of the Company.

   (xvii) to resolve for other matters in accordance with laws, administrative regulations and these articles of Association of the Company.

   Original Article 53 to Article 58 is renumbered as Article 54 to Article 59 respectively.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



廣州藥業股份有限公司

GPC

Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

(H Share Stock Code: 0874)

RESOLUTIONS PASSED AT THE 11TH MEETING OF THE 3RD SESSION OF THE BOARD OF DIRECTORS

(6) Original Article 59 is amended as:

Article 60 In meeting the criteria, the notice of a general meeting shall :

(i) be made in writing;

(ii) specify the place, date and time of the meeting;

(iii) set out the matters to be considered at the meeting;

(iv) provide shareholders with such information and explanation as necessary for them to make informed decisions on the matters to be considered. This principle includes (but not limited to) where a proposal is made to merge the Company with another, to repurchase shares, to reorganise the share capital, or to restructure the Company in any other way, the terms of the proposed transaction must be provided in detail together with copies of the proposed agreement, if any, and the cause and effect of such proposal shall be properly explained;

(v) disclose the nature and degree of the material interest of any director, supervisor, general manager and other senior management member in the matters to be considered. In case that the impact of the matters to be considered on such director, supervisor, general manager and other senior management member as a shareholder is different form that on other holders of a class of shares, the difference shall be clarified;

(vi) set out the full text of any special resolution proposed to be approved at the meeting;

(vii) contain a written statement that a shareholder eligible for attending and voting is entitled to appoint one or more proxies to attend and vote on his behalf and that a proxy need not be a shareholder;

(viii) specify the time and place for lodging proxy forms for the relevant meeting.

In convening the general meeting and providing online voting for domestic shareholders, the Company shall specify the time of online voting, voting procedures and the matters to be considered in the notice of the meeting.

Original Articles 60 to 66 is renumbered as Articles 61 to 67.

(7) Articles 68 to 70 is added after the amended Article 67:

Article 68 The Company shall, on the basis of the validity and effect of the meetings, use all means and channels as far as practicable, including the use of modern information technology to provide a network voting platform, to increase the participation of public shareholders present at general meetings.

Article 69 To effectively safeguard the interests of public shareholders, the Company may, if conditions permit, provide a network voting system for domestic shareholders to vote at shareholders' general meetings. The Company shall provide a network voting platform for the shareholders to vote in relation with the matters set out in Article 79.

If a network platform is provided for domestic shareholders to vote at the shareholders' general meeting, all domestic shareholders whose names appeared in the register of the Company at the date of record of shareholders are entitled to vote via the network, provided that only one of the voting forms either by person, network or other required ways shall be selected for shares of the same class.

Network voting for domestic shareholders at a general meeting shall be implemented in accordance with relevant laws, regulations and provisions.

Article 70 The Board of Directors, independent directors and eligible shareholders are entitled to collect proxy from other shareholders at a general meeting. Such collection of proxy shall be at nil consideration, and sufficient information shall be disclosed to the principal shareholder.

Original Articles 67 to 74 is renumbered as Articles 71 to 78 respectively.

(8) Articles 79 to 80 is added after the amended Article 78:

Article 79 Unless otherwise stipulated in this article, the implementation or proposal of the following matters are subject to and conditional upon approval at the general meeting with more than half of the voting rights held by public shareholders who participate in the poll:

(i) any issue of new shares to the public, issue of convertible debentures, and share placement to existing shareholders (save for the shares to be fully subscribed in cash by the ultimate controlling shareholder pursuant its undertakings prior to the convening of the meeting);

(ii) any material asset restructuring involving acquisition(s) at a total consideration exceeding 20% or more of the audited net book value of the assets acquired;

(iii) any repayment of debts due to the Company from a shareholder by way of its equity interest;

(iv) any proposed overseas listing of a subsidiary of material importance in the Company;

(v) any matter with significant impact on interests of public shareholders in the course of the Company's operations.

The Company shall set out in its announcement of resolutions with respect to the abovementioned matters passed at the general meeting the number of public shareholders present at the meeting, total shares held by them and as a percentage in the Company's shares held by the public and the outcome of poll, and disclose the shareholdings and votes of the top 10 public shareholders participating in the poll.

For the purpose of considering the abovementioned matters at a general meeting, the Company shall provide shareholders with access to voting by virtue of network.

Article 80 For the purpose of considering the matters set out in Article 79, the Company shall, after publishing the notice of general meeting, re-publish the notice of general meeting within 3 days following the date of record of the shareholders.

(9) Original Article 75 is amended as:

Article 81 The convening of a shareholders' extraordinary general meeting or a class meeting which is proposed by shareholders or the supervisory committee shall be in compliance with the following procedures:

(i) Two or more shareholders jointly holding 10 per cent or more of the shares carrying voting rights at the meeting sought to be held or the supervisory committee shall sign one or more counterpart written requisition stating the subject of the meeting to request the board of directors to convene an extraordinary general meeting or a class meeting. The board of directors shall as soon as possible proceed to convene the extraordinary general meeting or a class meeting after receiving the requisition. The amount of shareholdings referred to above shall be calculated according to the shareholders' shareholdings at the date of the deposit of the requisition.

(ii) If the board of directors fails to issue a notice of such a meeting within thirty (30) days from the date of the receipt of the requisition, the shareholders or the supervisory committee so requested may themselves convene such a meeting in procedures as similar as possible as those for the meeting to be convened by directors within four (4) months from the date of receipt of the requisition by the board of directors.

Any reasonable expenses incurred for a meeting convened by the shareholders or the supervisory committee by reason of the aforesaid failure of the board of directors in duly convening a meeting shall be borne to the Company, and shall be deducted from the payables due from the Company to the director(s) in default.

Original Articles 76 to 82 is renumbered as Articles 82 to 88 respectively.

(10) Original Article 83 is amended as:

Article 89 Rights conferred on any class of shareholders may not be varied or abrogated unless approved by a special resolution at the general meeting and by holders of shares of that class at a class meeting conducted in accordance with Articles 91 to 95.

Original Articles 84 is renumbered as Articles 90.

(11) Original Article 85 is amended as:

Article 91 Shareholders of the affected class, whether or not otherwise entitled to vote at general meetings, shall nevertheless be entitled to vote at class meetings in respect of matters concerning paragraphs (2) to (8), (11) and (12) of Article 90, but interested shareholder(s) shall not be entitled to vote at class meetings.

The meaning of "interested shareholder(s)" as mentioned in the preceding paragraph is:

(i) in the case of a repurchase of shares by pro rata offered to all shareholders or by public dealing on a stock exchange under Article 27, a "controlling shareholder" within the meaning of Article 50 herein;

(ii) in the case of a repurchase of shares by an off-market agreement under Article 27, a shareholder to whom the proposed agreement relates;

(iii) in the case of a restructuring of the Company, a shareholder within a class who bears less than proportionate liabilities imposed on that class under the proposed restructuring or who has an interest in the proposed restructuring different from the interest of shareholders of that class.

(12) Original Article 86 is amended as:

Article 92 Resolutions of a class meeting shall be passed by votes representing two-thirds or more of the voting rights of shareholders of that class represented at the relevant meeting who, according to Article 91, are entitled to vote at class meetings.

Original Articles 87 to 99 is renumbered as Articles 93 to 105 respectively.

(13) Original Article 100 is amended as:

Article 106 The board of directors may consider and approve resolutions in written form instead of convening meetings. Draft of such resolutions shall be despatched to each director through email, mail, telegraph, fax or in person. Such resolution will be passed as a resolution of the board of directors only after it is signed and approved by two-third or more of the directors and deposited to the secretary to the board of directors by one of the aforesaid means.

For the purpose of resolutions required to be passed by voting at an extraordinary board meeting, if the resolution to be passed was sent to all the directors in writing (including email, telegraph and fax) and the number of directors who sign and approve such a resolution satisfies the quorum as required for such decision under Article 98 herein, such resolution is deemed effectively passed and no meeting of the board of directors is required.

Original Article 101 is renumbered as Article 107.

(14) Article 108 is added after the amended Article 107:

Article 108 Consideration rules and voting procedures of the meetings of the board of directors shall be in accordance with Rules of Procedures for the Board of Directors of the Company.

Original Articles 102 to 104 is renumbered as Articles 109 to 111 respectively.

(15) Original Article 105 is amended as:

Article 112 The Company shall appoint independent directors. The ratio of independent directors to the total number of directors in the board of directors shall be no less than one-third. Under no circumstances shall there be less than three independent executive directors (independent directors shall satisfy the requirements of an independent non-executive director under the Rules Governing of the Shanghai Securities Exchange and the Listing of Securities on the Stock Exchange of Hong Kong Limited respectively), one of whom should be a professional accountant with senior title or qualifications as a public certified accountant.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



廣州藥業股份有限公司

GPC **Guangzhou Pharmaceutical Company Limited**

(a joint stock company with limited liability established in the People's Republic of China)

(H Share Stock Code: 0874)

RESOLUTIONS PASSED AT THE 11TH MEETING OF THE 3RD SESSION OF THE BOARD OF DIRECTORS

(16) Article 113 is added after the amended Article 112:

Article 113 Independent directors shall attend meetings of the board of directors on time, and shall keep informed of the production and operation of the Company and conduct active investigation to obtain the particulars and information required for resolutions. Independent directors shall submit an annual work report of all independent directors to the annual general meeting of the Company, stating their performance of duties.

Original Articles 106 to 107 is renumbered as Articles 114 to 115 respectively.

(17) The original Article 108 is amend as:

Article 116 An independent director shall take obligations of good faith and due diligence for the Company and all shareholders. An independent director shall perform his duties in serious manner, safeguard the overall interests of the Company and, in particular, protect the legal rights of the minority shareholders under the relevant laws, regulations and these Articles of Association.

An independent director shall carry out his duties independently without being affected by the substantial shareholders, de facto controller or any entity or individual interested in the Company or its substantial shareholders or de facto controller, and shall ensure that he has sufficient time and energy to effectively carry out his duties.

In the event that independent directors fail to comply with the requirement of independence or other situations that the independent director fail to perform his duty in the capacity of an independent director, which result in the inadequate number of independent directors as stipulated by these articles of Associations, the Company shall make up the number of independent directors as required.

(18) The original Article 109 is renumbered as Article 117, and paragraph (vi) of this article is amended to:

Article 117 (vi) An independent director may resign before expiration of his term. An independent director shall render his resignation report in writing to the Board of Directors explaining any details which are related to his resignation or are necessary in his opinion to be brought to attention of the shareholders and creditors of the Company. If the resignation of the independent director results in the percentage of independent directors in the board of directors or the members of the directors falls below the authorised minimum limit or the requirement of these Articles, the resignation shall become effective only upon the appointment of an alternate independent director. The Board of Directors shall convene a general meeting within two months to re-elect independent directors. In the case of that the Board of Directors fails to convene a due general meeting, independent directors are entitled not to perform their duties.

(19) Original Article 110 is amend to:

Article 118 Powers and duties of independent directors

(i) In order to exercise the functions of an independent director, save from the powers vested by the Company Law and other relevant laws, regulations and these Articles of Associations, the independent directors of the Company shall be vested with the following special powers and duties:

1. any material connected transaction (representing connected transactions entered into between the Company and any connected parties, the aggregate consideration for which is more than RMB3 million and more than 5% of the latest audited net asset value of the Company), shall first be approved by the independent directors, before being submitted to the Board of Directors for discussion. Before making a judgement, independent directors can appoint intermediaries to prepare an independent financial adviser's report as the basis for their judgement.
2. propose to the Board of Directors for the appointment or dismissal of an accountants' firm;
3. propose to the Board of Directors for convening an extraordinary general meeting;
4. propose to convene the Board Meetings;
5. appoint an external auditing firm or consultant independently;
6. collect proxies from shareholders before proposing to the Board of Directors for convening an extraordinary general meeting or a board meeting or before convening a general meeting.

(ii) An independent director shall obtain the consent of at least half of all independent directors when he exercises the above powers.

(iii) Should the above proposal not be adopted or the above powers not be exercised normally, the Company shall disclose the above matters.

(iv) With approval from all independent directors, independent directors may appoint an external auditing firm or consultant independently to provide auditing or consulting services in respect of particular events, and the relevant expenses occurred shall be borne by the Company.

(v) Save from powers of directors and special powers vested by the Company, an independent director shall abide by all provisions herein in respect of duties of directors.

(20) Original Article 111 is renumbered as Article 119 and paragraph 6 be added under paragraph (i) of this article:

Article 119 (i) 6. Nil cash distribution proposal recommended by the Board of Directors;

Accordingly, original Paragraphs 6 and 7 be renumbered as Paragraph 7 and 8 accordingly.

(21) Original Article 112 is renumbered as Article 120 and paragraph (i) under this article be amended to:

Article 120 (i) The Company shall ensure that the independent directors have the same right to know as other directors, and provide the independent directors with relevant materials, information and its operation on a timely basis. On-site visits may also be provided when necessary. The Company shall at the statutory time inform the independent director in advance for matters to be resolved by the Board of Directors and provide them enough information. Should an independent director regard the information provided is not sufficient, he may request supplementary information. Whenever two or more independent directors are of opinion that the provided information is insufficient or the evidence is not explicit, they can jointly request the Board of Directors in writing to postpone the board meeting or postpone considering that matter, and the Board of Directors shall accept it accordingly. Information provided to independent directors by the Company shall be kept for at least 5 years by the Company and each independent director.

Original Articles 113 to 145 is renumbered as Articles 121 to 153 respectively.

(22) Original Article 146 is renumbered as Article 154 and paragraph (3) be added:

Article 154 (iii) Considering and approving procedures for external guaranty

(i) The Company shall obtain consent in signatures of over two-thirds members of the Board or approval from General Meeting in accordance with the laws, regulations in the PRC or the listing rules of its listing stock exchange when providing external guaranties. The powers of approval for the Board of Directors are stipulated in Rules of Procedures for the Board of Directors.

(ii) Adequate information in respect of credit standing of debtors shall be obtained and sufficient analysis with respect to benefits and risks about guaranties shall be conducted, with detailed disclosure in relevant announcements before the Board approves external guaranties (or submits it to general meeting for voting).

(iii) In case of a shareholder or director being interested in the guaranties to be resolved by general meetings or Board of Directors, the said shareholder or director shall abstain from voting.

(23) Original Article 147 is amended to:

Article 155 In the case that the Company provides loans in violation of Article 154, the party receiving loans shall return the same immediately in any conditions and terms of loans.

(24) Original Article 148 is amended to:

Article 156 In the case that the Company provides loans in violation of the first paragraph of Article 154, the Company shall not be put in force, unless:

(i) that the loan is provided to directors, supervisors, general managers and other officers of the Company or its controlling company or their respective associates, and the person providing loans is not an informed person; or

(ii) that the collateral provided by the Company have been legally sold to bona fide purchaser by the party granting such loan.

Original Articles 149 to 206 is renumbered as Articles 157 to 214 respectively.

(25) Article 215 is added following the revised Article 214:

Article 215 The Rules of Procedures for General Meetings, The Rules of Procedures for the Board of Directors and the Rules of Procedures for Supervisory Committee shall be formulated in accordance with these articles. The aforesaid rules shall be made as appendices of these articles, come into effect upon approval from and amended by general meetings of the Company.

(26) Original Article 207 is amended as:

Article 216 In this Articles, the following expressions have the following meaning

"Articles of Association", The existing articles of association of the Company in force

"Board of Directors", The board of directors of the Company

"Supervisory Committee", The supervisory committee of the Company

"The PRC", the People's Republic of China;

"Renminbi or RMB", the lawful currency of PRC

"Chop", common chop used and formal chop (if any) kept by the Company or either one of the two as the case may be.

"Business day" normal business hours for banks in the PRC (exclusive of Saturday)

Original Article 208 is renumbered as Article 217.

12. The proposed amendments to the Rules of Procedures for General Meetings of the Company (Please refer to the website of Shanghai Stock Exchange for details);
13. The proposed amendments to the Rules of Procedures for the Board of Directors of the Company (Please refer to the website of Shanghai Stock Exchange for details);
14. The proposal on 2005 first quarterly report of the Company;
15. The proposal for accepting of the application of Mr. He Shuhua's resignation from his office of director;
16. The proposal for recommending Mr. Xie Bin as director candidate (see the attached biography);
17. The proposal for putting forth the convening of 2004 Annual General Meeting. (Further notice will be made upon the confirmation of the convening date of 2004 Annual General Meeting).

This announcement is made pursuant to Rule 13.09(2) of the Listing Rules of the Stock Exchange of Hong Kong Limited.

Guangzhou Pharmaceutical Company Limited
The Board of Directors

Guangzhou, PRC, 27 April 2005

As at the date of this announcement, the Board comprises executive directors Mr. Yang Rongming, Mr. Zhou Yuejin, Mr. Feng Zansheng and Mr. He Shuhua (resigned on 27 April 2005), and independent non-executive directors Mr. Wu Zhang, Mr. Huang Xianrong and Mr. Zhang Heyong.

Mr. Xie Bin, aged 47, a master degree holder in science, is an economist. He has been the General Manager of the Company since November 2004. Since he began his career in August 1974, Mr. Xie had served as factory manager of Guangzhou Baiyunshan Chinese Medicine Factory, the factory manager of Guangzhou Baiyunshan Pharmaceutical Factory, the deputy general manager and the general manager of Guangzhou Baiyunshan Pharmaceutical Company Limited. Mr. Xie was also the vice Chairman of Guangzhou Wang Lao Ji Pharmaceutical Company Limited, the manager of Guangzhou Chinese Medicine Corporation and a director of Guangzhou Baiyunshan Pharmaceutical Company Limited. Mr. Xie has extensive experience in corporate management and marketing.



廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

(H Share Stock Code: 0874)

Notice of the 2004 Annual General Meeting

IMPORTANT

Guangzhou Pharmaceutical Company Limited (the "Company" or "GPC") and all members of the Board of Directors (the "Board") hereby confirm the truthfulness, accuracy and completeness of the contents of this announcement and jointly and severally accept full responsibility for any false representation, misleading statement or material omission herein contained.

IMPORTANT NOTICE

- Date and time of the 2004 annual general meeting ("AGM"): 30 June 2005 (*Thursday*) at 10:00 *a.m.*
- Place of the AGM: 2nd Floor, 45 Sha Mian North Street, Guangzhou City, Guangdong Province, the People's Republic of China ("the PRC") at the conference room of the Company.
- Manner of holding the AGM: present
- Significant items in the agenda:

(1) report of the Board of the Company for the year 2004;

(2) report of the Supervisory Committee for the year 2004;

(3) audited financial report of the Company for the year 2004;

(4) auditors' reports for the year 2004;

(5) proposals for distribution and dividend payment for the year 2004;

(6) projected profit distribution policy of the Company for the year 2005;

(7) total emoluments to be paid to the directors of the Company for the year 2005;

(8) total emoluments to be paid to the supervisors of the Company for the year 2005;

(9) revised agreement in relation to the continuing connected transactions entered into between the Company and Guangzhou Pharmaceutical Holdings Limited ("GPHL") on 27 April 2005 and the transactions contemplated thereunder;

(10) election of Mr. Xie Bin as director of the Company;

(11) amendment of the Articles of Association of the Company;

(12) amendment of the Rules of Procedures for Shareholders' Meetings of the Company;

(13) amendment of the Rules of Procedures for the Board of Directors of the Company; and

(14) amendment of the Rules of Procedures for the Supervisory Committee of the Company.

I. INFORMATION REGARDING THE CONVENING OF THE AGM

(1) The resolution to convene the AGM was considered and passed at the 11th Meeting of the 3rd Session of the Board;

(2) Date and time of the AGM: 30 June 2005 (Thursday) at 10:00 a.m.

(3) Place of the AGM: 2nd Floor, 45 Sha Mian North Street, Guangzhou City, Guangdong Province, the PRC at the conference room of the Company.

II. MATTERS TO BE CONSIDERED AT THE AGM

(I) to approve the following resolutions by way of ordinary resolutions:

1. report of the Board of the Company for the year 2004;
2. report of the Supervisory Committee for the year 2004;
3. audited financial report of the Company for the year 2004;
4. auditors' reports for the year 2004;
5. proposals for profit distribution and dividend payment for the year 2004;
6. projected profit distribution policy of the Company for the year 2005;
7. total emoluments to be paid to the directors of the Company for the year 2005;
8. total emoluments to be paid to the supervisors of the Company for the year 2005;
9. *revised agreement* in relation to the continuing connected transactions entered into between the Company and GPHL on 27 April 2005 and the transactions contemplated thereunder; and
10. election of Mr. Xie Bin as director of the Company (see the attached biography).

(II) To approve the following resolutions by way of special resolutions:

1. amendment of the Articles of Association of the Company:

(1) Original Article 6 is amended as:

Article 6 The Articles of Association are amended by way of a special resolution passed at the 2004 Annual General Meeting of the Company and come into effect thereupon, with the original Articles of Association become ineffective on the same day.

The Articles of Association shall since its effective date be taken as an instrument with binding effect in governing the Company's organisation and corporate behaviour, the rights and obligations between the Company and shareholders and among shareholders.

(2) Original Article 11 is amended as:

Article 11 The Company's business scope covers operation, investment and development of state-owned assets, financing, development and manufacturing of Chinese Patent Medicine ("CPM"), manufacturing of biological products, healthcare medicines and drinks (licensed), wholesales and retail trading (inclusive of CPM but exclusive of the State's specially operated and managed projects), sales of dangerous class B chemicals and medical apparatus (to the extent of the products authorized by dangerous chemicals operation licence and medical apparatus operation enterprise licence).

The Company shall engage in operation within the registered business scope.

(3) *Original Article 18 is amended as:*

Article 18 As approved by the governmental bodies authorized by the State Council, the Company issued 513,000,000 shares, representing 100% of the Company's then total ordinary shares in issue to its promoter upon its establishment. Such shares were held by Guangzhou Pharmaceutical Holdings Limited.

As approved by the securities authorities of the State Council, the Company issued 219,900,000 overseas listed foreign capital shares after its establishment.

As approved by the securities authorities of the State Council, the Company issued 78,000,000 additional RMB-denominated ordinary shares to the public shareholders. After completion of the new issue, the capital structure of the Company was as follows:

Total ordinary shares were 810,900,000 shares, of which 513,000,000 shares were held by the holders of the state-owned shares, representing approximately 63.263% of the total issued ordinary shares. 491,000,000 shares were held by Guangzhou Pharmaceutical Holdings Limited, the Company's promoter, representing approximately 60.55% of the total issued ordinary shares.

219,900,000 shares, representing approximately 27.118% of the total issued ordinary shares, were held by the holders of overseas listed foreign capital shares.

78,000,000 shares, representing approximately 9.619% of the total issued ordinary shares, were held by the public shareholders.

(4) The following Article 51 is added after the original Article 50:

Article 51 The controlling shareholder and the de facto shareholder of the Company have the duty to act in good faith towards the Company and its public shareholders. The controlling shareholder should strictly exercise its rights as contributor in accordance with the laws. The controlling shareholder shall not use means such as connected transaction, profit distribution, asset restructuring, external investment, capital appropriation or loan guarantee to infringe the interests of the Company and the public shareholders, nor should it take advantage of its controlling position to infringe the interests of the Company and the public shareholders.

Original Article 51 is re-numbered as Article 52.

(5) Original Article 52 is amended as:

Article 53 The shareholders in general meeting shall *exercise the following power:*

(i) to determine the operation strategy and investment plan of the Company;

(ii) to elect and remove directors and to fix the remuneration of the directors;

(iii) to elect and remove supervisors from shareholder representatives and to fix the remuneration of the supervisors;

(iv) to consider and approve report of the Board of directors;

(v) to consider and approve report of the Supervisory Committee;

(vi) to consider and approve annual budget and budget implementation plan of the Company;

(vii) to consider and approve profit distribution proposal and plans for recovery of losses;

(viii) to resolve increase or decrease of the Company's registered capital;

(ix) to resolve merger, division, dissolution and liquidation of the Company;

(x) to resolve issuance of bonds of the Company;

(xi) to resolve appointment, removal or retirement of auditors;

(xii) to amend the Articles of Association;

(xiii) to consider proposed resolution submitted by shareholders holding 5% or more of the *Company's shares carrying voting rights;*

(xiv) to approve the Company's provision to qualified party of external guarantee in amount exceeding 10% of the net asset value published in the latest audited consolidated financial statements of the Company;

(xv) to consider significant acquisition, disposal and exchange of asset (subject to the rules governing *the listing of securities on the relevant stock* exchanges);

(xvi) shareholders in general meeting shall authorise or entrust the Board of directors to handle matters as authorized or entrusted;

When authorising or entrusting the Board of directors to handle matters authorised or entrusted to it, shareholders in general meeting *shall follow the principles of safeguarding the* legal rights of the Company's shareholders, strictly complying with the laws and regulations and ensuring the *Company is operating efficiently* and decisions are made scientifically. The Board of directors may be authorised or entrusted to deal with the following matters:



廣州藥業股份有限公司
Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

(H Share Stock Code: 0874)

Notice of the 2004 Annual General Meeting

1. Amendment of the wordings of the Company's Articles of Association after approval in principle of the amendment of the Articles of Association by shareholders in general meeting;
2. Payment of interim dividends;
3. Matters concerning issuance of new shares and convertible debentures;
4. Disposal, mortgage or guarantee of fixed assets within approved operation strategy and investment plans;
5. Other issues which can be authorised or entrusted to the Board of directors in accordance with the laws, regulations and the Articles of Association of the Company.

(xvii) to resolve any other matters that are required by laws, administrative regulations and the Articles of Association to be determined by the shareholders in general meeting.

Original Articles 53 to 58 are re-numbered as Articles 54 to 59 respectively.

(6) Original Article 59 is amended as:

Article 60 Notice of general meeting shall comply with the following requirements:

(i) in writing;

(ii) specify the place, date and time of the meeting;

(iii) set out the matters to be considered at the meeting;

(iv) provide shareholders with such information and explanation as necessary for them to make informed decisions on matters to be considered. The principle includes (but not limited to) when there are proposals on merger, repurchase of shares, capital restructuring, or any other kind of restructuring, terms of the proposed transaction must be provided in detail together with copies of the proposed agreement, if any, with serious explanation of the origin and effect of such proposal;

(v) disclose the nature and degree of any material interest of any director, supervisor, manager and other senior management in matters to be considered. *In case that the impact of the matters* to be considered on such director, supervisor, manager and other senior management as a shareholder is different from that on the other holders of the same class of shares, the difference shall be explained;

(vi) set out the full text of any special resolution proposed to be passed at the meeting;

(vii) contain a prominent written statement that a shareholder entitled to attend and vote is entitled to appoint one or more proxies to attend and vote on his behalf and that the proxy need not be a shareholder;

(viii) specify the time and place for depositing proxy forms.

In convening the general meeting and providing online voting for domestic shareholders, the Company shall specify in the notice of the meeting the time of online voting, the voting procedures and the matters to be considered.

Original Articles 60 to 66 are re-numbered as Articles 61 to 67 respectively.

(7) Articles 68 to 70 are added after the amended Article 67:

Article 68 The Company shall, on the condition that the meeting is validly and efficiently held, use all means and channels as far as conditions permit, including the use of modern information technology to provide a network voting platform to domestic shareholders, to increase the participation of public shareholders at general meetings.

Article 69 To effectively safeguard the interests of public shareholders, the Company may, if conditions permit, provide a network voting system for domestic shareholders to vote at general meetings. The Company shall provide a network voting platform for domestic shareholders to vote in relation to the matters set out in Article 79.

If a network voting platform is provided for domestic shareholders to vote at general meeting, all domestic shareholders whose names appeared in the register of the Company at the date of record of shareholders for the meeting are all entitled to vote via the network, provided that only one of the voting methods either in person, through the network or other ways shall be selected for the same shares.

Network voting for domestic shareholders at general meeting shall be implemented in accordance with relevant laws, regulations and provisions.

Article 70 The Board of directors, independent directors and eligible shareholders are entitled to solicit proxy from other shareholders in respect of voting rights at general meeting. Such solicition of proxy shall be at nil consideration, and sufficient information shall be disclosed to the shareholder giving the proxy.

Original Articles 67 to 74 are re-numbered as Articles 71 to 78 respectively.

(8) Articles 79 to 80 are added after the amended Article 78:

Article 79 Unless otherwise provided in the Articles of Association, the implementation or proposal of the following matters are subject to and conditional upon approval at general meeting of more than half of the voting rights casted by public shareholders:

(i) issue of additional new shares to the public, issue of convertible debentures, share placement to existing shareholders (save for shares to be fully subscribed in cash by the ultimate controlling shareholder pursuant to undertaking made prior to the meeting);

(ii) material asset restructuring of the Company, acquisition, total consideration of which is 20% or more of the audited net book value of the assets acquired;

(iii) *repayment of debts due to the Company by a shareholder by way of its equity interest in the Company;*

(iv) proposed overseas listing of a subsidiary of material significant to the Company; and

(v) matter with significant impact on the interests of public shareholders in the course of the Company's operation.

In the announcement of the resolutions passed in respect of any of the abovementioned matters at general meeting, the Company shall set out the number of public shareholders that vote at the meeting, the total number of shares held by them, the percentage in the Company's shares held by the public and the voting result. The shareholdings and the votes casted by the top 10 public shareholders should also be disclosed.

In convening a general meeting to consider any of the above-mentioned matters, the Company shall provide domestic shareholders with voting by network voting platform.

Article 80 For the purpose of considering the matters set out in Article 79, the Company shall, after publishing the notice of such general meeting, publish a second notice of such general meeting within 3 days following the date of record of the shareholders for such meeting.

(9) Original Article 75 is amended as:

Article 81 Convening of a shareholders' extraordinary general meeting or a class meeting which is demanded by shareholders or the Supervisory Committee shall follow the following procedures:

(i) Two or more shareholders jointly holding 10 per cent or more of the shares carrying voting rights at the meeting to be convened or the Supervisory Committee shall sign one or more written requisitions with the same content and of the same format requesting the Board of directors to convene an extraordinary general meeting or a class meeting and stating the matters to be considered at the meeting. The Board of directors shall, upon receipt of the written request, proceed to convene an extraordinary general meeting or a class meeting as soon as possible. The shareholdings referred to above shall be the shareholdings as at the date of the deposit of the written requisition.

(ii) If the Board of directors fails to issue a notice of such a meeting within thirty (30) days after the date of the receipt of the written requisition, the shareholders or the Supervisory Committee making the request may convene a meeting within four (4) months after the date of receipt of the requisition by the Board of directors. The procedures for convening the meeting shall as far as possible be the same as the procedures of the Board of directors in convening general meetings.

Any reasonable expenses incurred for a meeting convened by the shareholders or the Supervisory Committee by reason of the failure of the Board of directors in convening the meeting in response to the aforesaid written requisition shall be borne by the Company, and shall be deducted from the amount due by the Company to the director(s) in default.

Original Articles 76 to 82 are re-numbered as Articles 82 to 88 respectively.

(10) Original Article 83 is amended as:

Article 89 Variations or abrogation of the rights conferred on a class of shareholders shall be approved by special resolution passed at general meeting and approved by holders of shares of that class at a class meeting convened in accordance with Articles 91 to 95.

Original Article 84 is re-numbered as Article 90.

(11) Original Article 85 is amended as:

Article 91 Shareholders of the affected class, whether or not otherwise entitled to vote at general meetings, shall be entitled to vote at class meetings in respect of matters under paragraphs (2) to (8), (11) and (12) of Article 90, but interested shareholder(s) shall not be entitled to vote at such class meetings.

"Interested shareholder(s)" mentioned in the preceding paragraph means:

(i) in the case of a repurchase of shares from all the shareholders in proportion to their arising shareholdings or by public purchases through the stock exchanges made in accordance with Article 27, interested shareholder refers to the controlling shareholder as defined under Article 50;



廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

(H Share Stock Code: 0874)

Notice of the 2004 Annual General Meeting

(ii) in the case of a repurchase of shares under an off-market agreement made in accordance with Article 27; interested shareholder refers to the shareholder relating to that agreement;

(iii) in the case of a restructuring of the Company, interested shareholder refers to a shareholder within a class who bears less than proportionate liabilities imposed on that class under the proposed restructuring or who has an interest in the proposed restructuring different from the interest of the shareholders of that class.

(12) Original Article 86 is amended as:

Article 92 Resolution of a class meeting shall be passed by votes casted by more than two-thirds of the voting rights of shareholders of that class who, according to Article 91, are entitled to vote at such class meeting.

Original Articles 87 to 99 are re-numbered as Articles 93 to 105 respecitively.

(13) Original Article 100 is amended as:

Article 106 The Board of directors may consider and approve resolution in written form instead of convening a board meeting. Draft of resolution shall be despatched to each director by email, mail, telegraph, fax or in person. Such resolution will be passed as a resolution of the Board of directors only after it is signed and approved by two-third or more of the directors and delivered to the secretary to the Board of directors by any one of the aforesaid means.

For resolution required to be passed at an extraordinary board meeting, if the content of the proposed resolution to be passed has been sent to all the directors in writing (including by email, telegraph and fax) and the number of directors who signed and approved such resolution meets the required number provided under Article 98, such resolution is deemed effectively passed and no meeting of the Board of directors is required to be convened.

Original Article 101 is re-numbered as Article 107.

(14) Article 108 is added after the amended Article 107:

Article 108 Proceedings and voting procedures of meetings of the Board of directors shall be in accordance with the Rules of Procedures for the Board of directors of the Company.

Original Articles 102 to 104 are re-numbered as Articles 109 to 111 respectively.

(15) Original Article 105 is amended as:

Article 112 The Company shall appoint independent directors. The ratio of independent directors to the total number of directors in the Board of directors shall be no less than one-third. Under no circumstances shall there be less than three independent non-executive directors (independent directors shall satisfy the requirements of an independent non-executive director under the respective listing rules of The Shanghai Stock Exchange and The Stock Exchange of Hong Kong Limited). At least one of the independent directors should be a professional accountant with senior title or qualification as a certified public accountant.

(16) Article 113 is added after the amended Article 112:

Article 113 Independent directors shall attend meetings of the Board of directors, understand the production and operation of the Company, conduct active investigation to obtain the background and information required for decision-making. Independent directors shall submit an annual report of all independent directors to the annual general meeting of the Company, stating their performance of duties.

Original Articles 106 to 107 are re-numbered as Articles 114 to 115 respectively

(17) The original Article 108 is amended as:

Article 116 Independent director has obligations of good faith and due diligence to the Company and all shareholders. Independent director shall in accordance with the relevant laws, regulations and the Articles of Association perform his duties in a serious manner, safeguard the overall interests of the Company and, in particulars to ensure that the legal rights of the minority shareholders are not harmed.

An independent director shall carry out his duties independently without being influenced by substantial shareholder, de facto shareholder or any entity or individual having interested in the Company and its substantial shareholders or de facto shareholder, and shall ensure that he has sufficient time and energy to effectively carry out his duties.

In the event that an independent director fails to comply with the requirement of independence or in situations that an independent director fails to perform his duty in the capacity of an independent director and results in the inadequate number of independent directors as stipulated under the Articles of Association, the Company shall appoint the number of independent directors as required.

(18) The original Article 109 is re-numbered as Article 117, and paragraph (vi) under this article is amended as:

Article 117 (vi) An independent director may resign before expiration of his term of office. An independent director shall submit his resignation in writing to the Board of directors, providing any details which are related to his resignation or are necessary in his opinion to be brought to the attention of the shareholders and creditors of the Company. If the resignation of the independent director results in the percentage of independent directors in the Board of directors or the members of the Board of directors falls below the statutory minimum or the requirement under the Articles of Association, the resignation shall become effective only upon the appointment of a replacement independent director. The Board of directors shall convene a general meeting within two months to appoint independent directors. In the case that the Board of directors fails to convene a general meeting, independent directors may not continue to perform their duties.

(19) Original Article 110 is amended as:

Article 118 Power and duties of independent directors

(i) In order to exercise the function of an independent director, save for the power vested by the company law and other relevant laws, regulations and the Articles of Association, independent directors of the Company shall be vested with the following special power and duties:

1. any material connected transaction (refer to connected transactions entered into between the Company and any connected parties, the aggregate consideration of which is more than RMB3 million and more than 5% of the latest audited net asset value of the Company), shall first be approved by independent directors before being submitted to the Board of directors for discussion. Before making a judgement, independent directors can appoint intermediaries to prepare independent financial adviser's report as the basis for their judgement.
2. propose to the Board of directors for the appointment or removal of auditors;
3. propose to the Board of directors for convening an extraordinary general meeting;
4. propose to convene Board meetings;
5. appoint an independent external auditing firm or consultant firm;
6. solicit proxies from shareholders before proposing to the Board of directors for convening extraordinary general meeting or board meeting or before convening general meeting.

(ii) Independent director shall obtain the consent of at least half of all independent directors to exercises the above power.

(iii) Should the above proposal not be adopted or the above power not be exercised normally, the Company shall disclose the above matters.

(iv) With the approval of all independent directors, an independent director may appoint independent external auditing firm or consultant firm to provide auditing or consulting services in respect of any particular events, and the relevant expenses incurred shall be borne by the Company;

(v) Save for the power of directors and special power vested by the Company, an independent director shall abide by all provisions of these Articles of Association in respect of duties of a director.

(20) Original Article 111 is re-numbered as Article 119 and sub-paragraph 6 be added under paragraph (i) of this article:

Article 119 (i) 6. Nil cash distribution proposal recommended by the Board of directors;

Accordingly, original paragraphs 6 and 7 be re-numbered as paragraphs 7 and 8 respectively.

(21) Original Article 112 is re-numbered as Article 120 and paragraph (i) under this article be amended as:

Article 120 (i) The Company shall ensure that independent directors have the same right to information as other directors, shall provide independent directors with relevant materials, information of its operation on a timely basis. On-site visits may also be arranged when necessary. The Company shall within statutory time inform independent directors in advance of matters to be considered by the Board of directors and provide them with enough information. Should an independent director regards the information provided not sufficient, he may request supplementary information. Whenever two or more independent directors are of the opinion that the information provided is insufficient or the evidence is not explicit, they can jointly in writing request the Board of directors to postpone the convening of the board meeting or postpone consideration of that matter, and the Board of directors shall accept accordingly. Information provided to independent directors by the Company shall be kept for at least 5 years by the Company and each independent director.

Original Articles 113 to 145 are re-numbered as Articles 120 to 153 respectively.

(22) Original Article 146 is re-numbered as Article 154 and paragraph (3) be added under the article:

Article 154 (iii) Considering and approving procedures for external guarantee:

(i) The Company shall obtain consent in writing of over two-thirds of the members of the Board of directors or approval from general meeting in accordance with the laws, regulations in the PRC or the listing rules of its listing stock exchanges when providing external guarantee. The power of approval by the Board of directors are stimulated in Rules of Procedures for the Board of directors.

(ii) Before the Board of directors decides to provide external guarantee (or submits it to general meeting for approval), adequate information in respect of the credit standing of debtors shall be obtained and sufficient analysis with respect to the benefits and risks of guarantee to be provided shall be conducted. Detailed disclosure should be made in relevant announcements.

(iii) In case of a shareholder or director interested in the guarantee to be considered by general meetings or Board meetings, the said shareholder or director shall abstain from voting.



廣州藥業股份有限公司
Guangzhou Pharmaceutical Company Limited
(a joint stock company with limited liability established in the People's Republic of China)

(H Share Stock Code: 0874)

Notice of the 2004 Annual General Meeting

(23) Original Article 147 is amended as:

Article 155 In the case that the Company provides loans in violation of Article 154, the party receiving the loans shall repay the same immediately irrespective of the terms of the loans.

(24) Original Article 148 is amended as:

Article 156 In the case that the Company provides loans in violation of the first paragraph of Article 154, the Company is not obliged to execute, unless:

(i) the loan is provided to the respective associates of directors, supervisors, general managers and other senior management of the Company or its controlling company and the person providing the loans is not aware of the connections; or

(ii) that the collateral provided by the Company have been legally sold to bona fide purchaser by the party granting such loan.

Original Articles 149 to 206 are re-numbered as Articles 157 to 214.

(25) Article 215 is added after the amended Article 214:

Article 215 The Rules of Procedures for Shareholders' Meetings, The Rules of Procedures for the Board of Directors and the Rules of Procedures for the Supervisory Committee shall be formulated in accordance with these Articles of Association. The aforesaid rules shall be made as appendices to these Articles of Association, and become effective upon approval by general meetings of the Company.

(26) Original Article 207 is amended as:

Article 216 In the Articles of Association, the following expressions have the following meanings

"Articles of Association"	the existing Articles of Association of the Company in force
"Board of directors"	the board of directors of the Company
"Supervisory Committee"	the Supervisory Committee of the Company
"PRC"	the People's Republic of China;
"Renminbi or RMB"	the lawful currency of the PRC
"Chop"	common chop used and the formal chop (if any) kept by the Company or either one of the two as the case may be.
"Business day"	normal business hours for banks in the PRC (exclusive of Saturday)

Original Article 208 is re-numbered as Article 217.

2. The proposed amendment of the Rules of Procedures for Shareholders' Meetings of the Company (Please refer to the website of Shanghai Stock Exchange for details);

3. The proposed amendment of the Rules of Procedures for the Board of Directors of the Company (Please refer to the website of Shanghai Stock Exchange for details);

4. The proposed amendment of the Rules of Procedures for the Supervisory Committee of the Company (Please refer to the website of Shanghai Stock Exchange for details).

3. ATTENDEES OF THE AGM

(1) Domestic and foreign shareholders whose names appear on the Register of Members of the Company at the close of trading in the afternoon on Monday, 30 May 2005 (including those foreign shareholders who have already successfully submitted verified documents of shareholding transfer applications on or before 30 May 2005) are entitled to attend the AGM. The Register of Members of the Company will be closed from Tuesday, 31 May 2005 to Wednesday, 29 June 2005 (both days inclusive) during which period no transfer of H shares will be effected;

(2) Each shareholder can appoint one or more persons as his/her proxy to attend and vote at the AGM on his/her behalf.

(3) The directors, supervisors and senior management of the Company.

4. REGISTRATION FOR THE AGM:

(1) Registration procedures: to attend the AGM, an individual shareholder should bring along his/her identity card, shareholder account card; a proxy should bring along the power of attorney, his/her identity card and the identity card of the principal and the shareholder account card of the principal. A legal person shareholder shall bring along a copy of the business license, the power of attorney issued by the legal entity, shareholder account card and the identity card of the attendee. Overseas shareholders can make registration by mail, telephone or fax;

(2) Registration time and place of registration:

Registration date and time:	Thursday, 9 June 2005 8:30 a.m. - 11:30 a.m. and 2:00 p.m. - 4:30 p.m.
Place of registration:	Secretariat to the Board 2nd Floor, 45 Sha Mian North Street, Guangzhou City, Guangdong Province, the People's Republic of PRC

5 OTHERS

(1)

Address	:	2nd Floor, No. 45 Sha Mian North Street, Guangzhou City, Guangdong Province, the PRC
Postal code	:	510130
Contact	:	He Shuhua
Tel	:	86 20-8121 8119
Fax	:	86 20-8121 6408

(2) Address of Shanghai Securities Central Clearing and Registration Corporation: 36/F., China Insurance Building, No. 166 Lujiazui Road East, Pudong New District, Shanghai, the People's Republic of China

Address of Hong Kong Registrars Limited: 46th Floor Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong

(3) The duration of the AGM is expected to last for half a day. Shareholders attending the meeting shall be responsible for their own traveling and accommodation expenses.

6 Documents available for inspection

(1) Resolutions and announcement of the 11th meeting of the 3rd session of the board of directors

Guangzhou Pharmaceutical Company Limited
The Board of Directors

Guangzhou, the PRC, 12 May 2005

As at the date of this notice, the Board comprises executive directors Mr. Yang Rongming, Mr. Zhou Yuejin and Mr. Feng Zansheng, and independent non-executive directors Mr. Wu Zhang, Mr. Wong Hin Wing and Mr. Zhang Heyong.

Attachment:

The information in relation to the director candidate as required under Rule 13.74 and the note to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") is set out below:

1. **Profiles of the director candidate**

Mr. Xie Bin, aged 47, a master degree holder in science, is an economist. He has been the General Manager of the Company since November 2004. Since he began his career in August 1974, Mr. Xie had served as factory manager of Guangzhou Baiyunshan Chinese Medicine Factory, the factory manager of Guanzhou Baiyunshan Pharmaceutical Factory, the deputy general manager and the general manager of Guanzhou Baiyunshan Pharmaceutical Company Limited. Mr. Xie was also the Vice Chairman of Guanzhou Wang Lao Ji Pharmaceutical Company Limited, the manager of Guanzhou Chinese Medicine Corporation and a director of Guanzhou Baiyunshan Pharmaceutical Company Limited. Mr. Xie has extensive experience in corporate management and marketing.

Apart from being director of Guanzhou Baiyunshan Pharmaceutical Company Limited for the past three years, Mr. Xie has not been appointed as director of any other listed companies.

2. **Other information:**

According to the emoluments policy of the Group, annual emoluments of directors and supervisors of the Company are proposed by the Board to the annual general meeting of the Company, seeking an authorization to the Board to determine the amount of the emoluments and the method of payment for services of the Company's directors and supervisors. If elected, emoluments of Mr. Xie will be entitled to their basic salaries determined in accordance with their respective management positions and the incentive bonus which is computed with reference to the targeted operating results of the Company (for details of the incentive scheme, please refer to the Notice of the First Extraordinary General Meeting of the Company in 2002 which was published both in the PRC and Hong Kong on 28 March 2002).

If elected, Mr. Xie shall serve, from the date of their appointment to the date when members of the fourth session of the Board are elected.

Save as disclosed above, Mr. Xie does not have any relationship with any other directors, supervisors, senior management members or substantial or controlling shareholders of the Company.

As at the date of this notice, the interests of Mr. Xie in the shares or debentures of the Company or any of its associated corporations, which shall be notified to the Company and the Stock Exchange pursuant to Section 341 of the SFO or the Model Code for Securities Transactions by Directors of Listed Issuers, or any other interests which shall be recorded in the register of name as required to be kept by the Company in accordance with Section 352 of the SFO is set out below:

Name	Type of interests	Company	Number of shares
Xie Bin	Personal	A shares of the Company	1,000

Save as disclosed above, Mr. Xie does not have any other interests in the shares or debentures of the Company or any of its associated corporations, which shall be notified to the Company and the Stock Exchange pursuant to Section 341 of the SFO or the Model Code for Securities Transactions by Directors of Listed Companies. Nor did he have any other interests which shall be recorded in the register of name as required to be kept by the Company in accordance with Section 352 of the SFO.

List of Announcements (Chinese Version)

	公告名称（中文版）	刊登日期
1	关于董事辞任的公告	2004.6.24
2	公告	2004.7.14
3	2004年半年度报告摘要	2004.8.30
4	第三届第三次董事会会议决议公告	2004.8.30
5	第三届第二次监事会会议决议公告	2004.8.30
6	关联交易公告	2004.8.30
7	第三届第四次董事会会议决议公告	2004.9.10
8	关于董事辞任的公告	2004.9.10
9	2004年第2次临时股东大会通告	2004.9.15
10	公告	2004.10.6
[illegible]	2004年第3季度报告	2004.10.29
12	2004年第2次临时股东大会决议公告	2004.11.2
13	第三届第七次董事会会议决议公告	2004.11.2
14	第三届第八次董事会会议决议公告	2004.11.8
15	认购王老吉药业之新股及视作摊薄于该公司之股权及持续关联交易	2004.11.8
16	2004年第3次临时股东大会通告	2004.11.15
17	关于召开境外上市外资股股东之类别股东大会通告	2004.11.15
18	关于召开内资股股东之类别股东大会通告	2004.11.15
19	第三届第九次董事会会议决议公告	2004.11.29
20	关于召开境外上市外资股股东之类别股东大会的提示性公告	2004.12.24
21	2004年第3次临时股东大会决议公告	2004.12.31
[illegible]	境外上市外资股股东之类别股东大会决议公告	2004.12.31
23	内资股股东之类别股东大会决议公告	2004.12.31
24	公告	2005.4.14
25	公告	2005.4.26
26	2004年年度报告摘要	2005.4.28
27	2005年第一季度报告	2005.4.28
28	第三届第十一次董事会会议决议公告	2005.4.28
29	第三届第四次监事会会议决议公告	2005.4.28
30	关于董事辞任的公告	2005.4.28
31	2005年上半年预增公告	2005.4.28
32	持续性关联交易公告	2005.4.28
33	关于召开2004年度股东周年大会的通告	2005.5.13

香港聯合交易所有限公司對本公告內容概不負責，對其準確性或完整性亦不會發表任何聲明，並明確表示概不會就本公告全部或任何部份內容而產生或因依賴該等內容而引致的任何損失承擔任何責任。



廣州藥業股份有限公司
Guangzhou Pharmaceutical Company Limited

(在中華人民共和國註冊成立之股份有限公司)

(股份代號：0874)

關於董事辭任的公告

本公司董事會宣佈，於二零零四年六月二十二日同意李益民先生辭去本公司董事兼副董事長職務，並於同日生效。

本公司及董事會全體成員保證公告內容的真實、準確和完整，對公告如有任何虛假記載、誤導性陳述或者重大遺漏負連帶責任。

李益民先生因個人健康原因向廣州藥業股份有限公司(以下簡稱「本公司」)董事會(以下簡稱「董事會」)提出辭去本公司董事兼副董事長職務。本公司董事會於二零零四年六月二十二日作出書面決議，同意李益民先生辭去本公司董事兼副董事長職務，並於同日生效。李益民先生確認並無任何與其辭任有關而需讓本公司全體股東知悉的事宜。

本公司董事會謹對李益民先生為本公司所作的努力與貢獻給予肯定，並表示感謝。

特此公告

承董事會命
何舒華
董事會秘書

中國廣州，二零零四年六月二十三日

於本公告日，本公司董事會成員包括執行董事蔡志祥先生、周躍進先生、馮贊勝先生以及獨立非執行董事吳張先生、黃顯榮先生、張鶴鏞先生。

請同時參閱本公佈於英文虎報/香港經濟日報刊登的內容。

香港聯合交易所有限公司對本公告之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公告全部或任何部分內容而產生或因依賴該等內容而引致的任何損失承擔任何責任。



GPC

廣州藥業股份有限公司
Guangzhou Pharmaceutical Company Limited
(在中華人民共和國註冊成立之股份有限公司)

(H股股份代號：0874)

公告

根據對本集團截至二零零四年六月三十日按中國會計準則編製的未經審計的財務資料的初步測算，本集團二零零四年上半年淨利潤將較去年同期下降50%或以上。截至二零零四年六月三十日本集團經營業績的具體資料將在本公司二零零四年半年度報告中予以披露。

根據中國之適用法律、法規，本公司將於二零零四年七月十五日在中國境內指定報章上刊登中國公告。本公告乃根據上市規則第13.09條而作出的。

敬請廣大股東和公眾投資者在交易本公司股票時注意投資風險。

根據中國證監會和上海證券交易所制定的規定，當上市發行人將報告的有關期間盈利業績與去年同期比較下降達50%或以上，則需作出提示公告。廣州藥業股份有限公司(以下簡稱「本公司」)將於二零零四年七月十五日在中華人民共和國(簡稱「中國」)境內指定報章上刊登一則公告(「中國公告」)，現根據香港聯合交易所有限公司上市規則第13.09條規定，公告摘要如下：

根據本公司對二零零四年上半年按中國會計準則編製的財務數據(已考慮了於二零零四年四月二十八日公佈的本集團二零零四年第一季度報告中載列的未經審計的財務數據)的初步測算，本公司及其附屬企業(合稱「本集團」)二零零四年上半年淨利潤預計將比去年同期下降達50%或以上，主要是受到市場激烈競爭、本公司之子公司廣州市藥材公司經營業績顯著下降以及對其存貨計提減值準備等因素的影響。具體數據和情況將在預期於二零零四年八月底公佈的本公司二零零四年半年度業績公告中予以披露。本公司二零零四年半年度報告將於其後派發。

敬請廣大股東和公眾投資者在交易本公司股票時注意投資風險。

特此公告

承董事會命
何舒華
董事會秘書

中國廣州，二零零四年七月十四日

於本公告日，董事會成員包括執行董事蔡志祥先生、周躍進先生與馮贊勝先生，及獨立非執行董事吳張先生、黃顯榮先生與張鶴鏞先生。

廣州藥業股份有限公司
Guangzhou Pharmaceutical Company Limited

(於中華人民共和國成立之股份有限公司)

(股份碼號：0874)

二零零四年半年度報告摘要

1 重要提示

1.1 廣州藥業股份有限公司(「廣州藥業」)或(「本公司」)董事會及全體董事保證本報告所載資料不存在任何虛假記載、誤導性陳述或者重大遺漏，並對其內容的真實性、準確性和完整性負個別及連帶責任。

本半年度報告摘要摘自半年度報告全文，報告全文同時刊載於上海證券交易所(「上交所」)網站http：//www.sse.com.cn和香港聯合交易所有限公司(「港交所」)網站http：//www.hkex.com.hk。投資者欲了解詳細內容，應當仔細閱讀半年度報告全文。

1.2 本公司董事長蔡志祥先生、總經理周躍進先生、財務總監高幼先生、財務部高級經理陳炳華先生聲明：保證半年度報告中財務會計報告的真實、完整。

1.3 本公司二零零四年半年度財務會計報告未經審計。

1.4 本報告分別以中、英文兩種語言編訂，除按香港會計師公會頒佈之香港會計實務準則第25號「中期財務報告」編製的簡明賬目外，兩種文體若出現解釋上的歧義時，以中文本為準。

1.5 按《港交所證券上市規則》附錄十六第46條第(1)至(6)段的規定，須載列本公司截至二零零四年六月三十日止半年度業績公告的所有資料將於近期內刊登於港交所網站。

2 上市公司基本情況

2.1 基本情況簡介

股票簡稱	廣州藥業	
股票代碼	600332	
上市交易所	上海證券交易所	
股票簡稱	廣州藥業	
股票代碼	0874	
上市交易所	香港聯合交易所有限公司	
	董事會秘書	證券事務代表
姓名	何舒華	黃雪貞
聯繫地址	中國廣東省廣州市沙面北街45號	中國廣東省廣州市沙面北街45號
電話	(8620) 8121 8119	(8620) 8121 8086
傳真	(8620) 8121 6408	(8620) 8121 6408
電子信箱	hcsh@gpc.com.cn	huangxz@gpc.com.cn

2.2 財務資料

2.2.1 按中國會計準則及制度編製的主要會計數據及財務指標

(單位：人民幣元)

	本報告期末(未經審計)	上年度期末(經審計)	本報告期末比上年度期末增減(%)
流動資產	3,334,006,397.76	3,223,046,083.99	3.44
流動負債	2,101,334,086.83	1,948,138,687.47	7.86
總資產	4,887,994,454.22	4,707,039,445.98	3.84
股東權益(不含少數股東權益)	2,413,697,962.22	2,429,476,382.41	(0.65)
每股淨資產	2.98	3.00	(0.65)
調整後的每股淨資產	2.89	2.92	(1.03)

	本報告期(1至6月)(未經審計)	上年同期(未經審計)	本報告期比上年同期增減(%)
淨利潤	31,808,644.71	93,613,387.19	(66.02)

進行重估，該重估增值已反映於按香港普遍採納之會計原則編製之賬目中，而不被反映在按中國會計準則及制度編製之賬目中。按香港普遍採納之會計原則計提的折舊數是按經重估後的價值為基準，所以計提數大於按中國會計準則及制度計提的折舊。

3. 本集團在按中國會計準則及制度編製的賬目中形成固定資產的政府撥款確認為資本公積，而按香港普遍採納之會計原則編製的賬目中，該等補助收入遞延，並於有關資產之預計可用年限以直線法計入損益賬。

4. 於二零零一年十二月一日，根據廣州市人民政府頒佈的《廣州市城鎮職工基本醫療保險試行辦法》，本集團參加了由廣州市人民政府統籌的醫療保險計劃。按香港普遍採納之會計原則要求，就退休及將退休職工過往的服務之醫療保險均應作為以前年度之費用，而在按中國會計準則及制度編製的賬目中，此項醫療保險將在其實際支付時確認為費用。香港普遍採納之會計原則不採納現金收付實現制。

5. 本集團在按中國會計準則及制度編製的賬目中未計提遞延稅款，而在按香港普遍採納之會計原則編製的賬目中，採用負債法就所有之短暫時差作全數撥備遞延稅款負債，就有可能將未來應課稅盈利與可動用之短暫時差抵消確認遞延稅款資產。

6. 由於上述調整使按香港普遍採納之會計原則與中國會計準則及制度計算之淨利潤存在差異，因而引致少數股東權益產生差異。

3 股本變動及股東情況

3.1 股份變動情況表

□適用 ☑不適用

3.2 前十名股東、前十名流通股股東持股表

(單位：股)

本報告期末股東總數 49,746戶

前十名股東持股情況

股東名稱(全稱)	本報告期內增減	本報告期末持股數量	比例(%)	股份類別(已流通或未流通)	質押或凍結的股份數量	股東性質(國有股東或外資股東)
廣州醫藥集團有限公司(「廣藥集團」)	—	513,000,000	約63.26	未流通	102,960,000	國有股東
香港中央結算(代理人)有限公司	+32,000	218,302,999	約26.91	已流通	未知	外資股東
HSBC Nominees (Hong Kong) Limited	—	862,000	約0.11	已流通	未知	外資股東
Wong Chang Keng	—	308,000	約0.04	已流通	未知	外資股東
鄧大興	—	305,746	約0.04	已流通	未知	自然人股東
徐偉平	不詳	220,000	約0.03	已流通	未知	自然人股東
興和證券投資基金	+16,061	216,354	約0.03	已流通	未知	法人股東
唐字良	+4,800	171,357	約0.02	已流通	未知	自然人股東
邵貴敏	不詳	142,720	約0.02	已流通	未知	自然人股東
蔡琨	—	123,000	約0.02	已流通	未知	自然人股東

前十名流通股股東持股情況

按中國會計準則及制度計算，截至二零零四年六月三十日止6個月期間，本集團的營業額約為人民幣3,990,694千元，比去年同期增長11.55%；利潤總額約為人民幣91,053千元，比去年同期下降44.07%；淨利潤約為人民幣31,809千元，比去年同期下降66.02%。按香港普遍採納之會計原則計算，截至二零零四年六月三十日止6個月期間，本集團的營業額約為人民幣3,990,729千元，較去年同期增長11.55%；除稅前盈利約為人民幣88,570千元，比去年同期下降45.24%；淨利潤約為人民幣34,076千元，比去年同期下降62.60%。

5.1 主營業務分行業、產品情況表

(單位：人民幣千元)

分行業	主營業務收入	主營業務成本	毛利率(%)	主營業務收入比上年同期增減(%)	主營業務成本比上年同期增減(%)	毛利率比上年同期增減(%)
中成藥製造	982,389	457,111	53.47	1.22	1.27	(0.04)
貿易業	3,008,305	2,815,155	6.42	15.40	16.64	(15.30)
其中：批發	2,788,061	2,627,346	5.76	20.43	21.10	(8.21)
零售	123,158	96,586	21.58	(35.45)	(33.26)	(10.66)
進出口	97,086	91,223	6.04	(3.94)	(4.08)	2.18
合計	3,990,694	3,272,266	18.00	11.55	14.38	(10.12)
其中：關聯交易	38,784	36,581	5.68	(22.34)	(13.79)	(61.93)

分產品	主營業務收入	主營業務成本	毛利率(%)	主營業務收入比上年同期增減(%)	主營業務成本比上年同期增減(%)	毛利率比上年同期增減(%)
清熱解毒類	240,651	134,643	44.21	(12.70)	(9.36)	(3.80)
糖尿病用藥	181,508	57,034	68.58	20.44	4.86	7.30
止咳化痰利咽類	96,073	55,250	42.49	(27.83)	(22.15)	(9.01)
祛風活血類	107,756	39,137	63.68	6.39	(1.94)	5.10
胃腸用藥	50,880	28,010	44.95	(7.95)	(4.28)	(4.49)
其中：關聯交易	1,681	1,146	31.83	(83.54)	(77.33)	(36.97)

關聯交易的定價原則

公司與關聯方發生的銷貨合同與其他非關聯企業之間的價格完全一致，以政府制定的價格政策為依據，並根據市場化的原則確定價格，充分體現公平性。

其中：報告期內上市公司向控股股東及其子公司銷售產品的關聯交易總金額為人民幣38,783,858.21元。

5.2 主營業務分地區情況

☑適用 □不適用

(單位：人民幣千元)

地區	主營業務收入	主營業務收入比上年增減(%)
華南	3,083,130	10.26
華東	286,683	14.73
華北	164,929	5.21
東北	135,509	23.00
西南	168,174	17.36
西北	92,607	35.52
出口	59,662	12.98
合計	3,990,694	11.55

總額約為人民幣-11,130千元，比去年同期大幅下降127.32%；按香港普遍採納之會計原則計算，貿易業務於本報告期的稅前利潤約為人民幣-10,789千元，比去年同期大幅下降127.08%。造成本集團貿易業務的業績同比大幅下降的原因主要是：(1)受大量平價藥房的湧現所帶來的衝擊以及國家藥品價格政策等因素的影響，本集團二零零四年上半年貿易業務銷售毛利率持續下滑，為6.42%，同比下降1.16個百分點；(2)本報告期內，本公司子公司——廣州市藥材公司(「藥材公司」)計提存貨跌價準備為人民幣24,494千元，遣散員工補償費用為人民幣7,921千元。以上因素對本集團本報告期內的整體業績造成重大影響。

截至二零零四年六月三十日，本集團的醫藥零售網點共有215家，其中，主營中藥的「采芝林」藥業連鎖店121家，主營西藥的「健民」醫藥連鎖店94家。

本報告期內，本公司投資建設的廣州醫藥有限公司黃金圍大型現代藥品物流中心正式投入運行。這是華南地區面積最大、處理能力最強的藥品物流中心，標誌著本集團的藥品物流配送能力得到進一步的提升。

廣州藥業屬下藥品經營企業的GSP認證工作已按計劃完成。目前，本公司正積極進行商業ERP項目的實施工作。

5.3 對淨利潤產生重大影響的其他經營業務

□適用 ☑不適用

5.4 參股公司經營情況(適用投資收益佔淨利潤10%以上的情況)

□適用 ☑不適用

5.5 主營業務及其結構發生重大變化的原因說明

□適用 ☑不適用

5.6 主營業務盈利能力(毛利率)與上年度相比發生重大變化的原因說明

□適用 ☑不適用

5.7 利潤構成與上年度相比發生重大變化的原因分析

☑適用 □不適用

(單位：人民幣元)

項目	本期累計數	上年同期累計數	增減額	增減%
管理費用	330,447,617.90	292,237,293.34	38,210,324.56	13.08
財務費用	17,684,980.77	9,745,954.57	7,939,026.20	81.46

變動原因：

(1) 本報告期內管理費用比上年同期增加人民幣3,821萬元，增幅為13.08%，主要是本報告期內，本公司子公司——藥材公司基於穩健性原則對部分存貨計提了跌價準備人民幣2,449萬元，同時支付遣散員工的補償費用人民幣792萬元所致；

(2) 財務費用本期累計比上年同期增加81.46%是由於本期長期借款餘額較年初增加約20%，使相應的利息支出增加及本公司屬下子公司本期向銀行出讓應收賬款約20,000萬元，增加了貼現利息支出所致。

5.8 募集資金使用情況

5.8.1 募集資金運用

☑適用 □不適用

	本報告期(1至6月)(未經審計)	上年同期(未經審計)	本報告期比上年同期增減(%)
淨利潤	31,808,644.71	93,613,387.19	(66.02)
扣除非經常性損益後的淨利潤	34,599,221.46	99,241,692.35	(65.14)
每股收益	0.0392	0.1154	(66.02)
淨資產收益率	1.32%	3.93%	(66.41)
經營活動產生的現金流量淨額	124,590,212.58	17,840,032.66	598.37

2.2.2 非經常性損益項目

☑ 適用 ☐ 不適用

(單位：人民幣元)

非經常性損益項目	金額
處置長期股權投資、固定資產產生的損失	2,417,886.51
短期投資損失	24,584.45
營業外收入	4,266,871.32
扣除計提的資產減值準備後的其他各項營業外支出	4,211,670.38
以前年度已經計提各項減值準備的轉回	9,046.84
所得稅影響數	(412,353.57)
合計	2,790,576.75

2.2.3 按香港普遍採納之會計原則編製的會計數據及財務指標

(單位：人民幣千元)

資產及負債摘要

項目	2004年6月30日(未經審核)	2003年12月31日(經審核)	本報告期末比年初數增減(%)
流動資產	3,336,593	3,224,064	3.49
流動負債	2,166,988	2,010,183	7.80
總資產	5,135,500	4,954,091	3.66
總負債(包含少數股東權益)	2,598,661	2,402,674	8.16
資產淨值	2,536,839	2,551,417	(0.57)
每股淨資產(元)	3.13	3.15	(0.57)

業績摘要

項目	2004年1至6月(未經審核)	2003年1至6月(未經審核)	本報告期比上年同期增減(%)
除稅前盈利	88,570	161,734	(45.24)
股東應佔盈利	34,076	91,102	(62.60)
每股盈利(元)	0.042	0.112	(62.60)

2.2.4 國內外會計準則差異

☑ 適用 ☐ 不適用

(單位：人民幣千元)

		國內會計準則	香港普遍採納之會計原則
淨利潤／股東應佔盈利		31,809	34,076
差異說明	按中國會計準則及制度編製的淨利潤		31,809
	無形資產之攤銷(註1)		(5,223)
	固定資產重估增值部分所計提之折舊(註2)		(988)
	需通過利潤表確認之政府補助收入(註3)		1,100
	計提之過渡性醫療保險(註4)		2,738
	計入之遞延稅款(註5)		7,449
	少數股東權益的變動差異(註6)		(2,809)
	按香港普遍採納之會計原則編製之股東應佔盈利		34,076

差異說明：

1. 此項目乃職工住房改造款，為二零零零年廣州藥業及其附屬企業合稱(「本集團」)職工向本集團購買職工住房發生之房改損失。按照香港普遍採納之會計原則，此項損失視為無形資產，按職工的平均剩餘服務年限，即十年，按直線法平均攤銷。按中國會計準則及制度，相關損失調整當年年初未分配利潤。

2. 本集團在一九九七年H股上市時，本集團資產由一國際評估師

陳宇亮	+4,600	171,357	0.002	已流通	未知	自然人股東
邱貴松	不變	142,720	0.002	已流通	未知	自然人股東
張旭	—	123,000	0.002	已流通	未知	自然人股東

前十名流通股股東持股情況

股東名稱(全稱)	本報告期末持有流通股的數量	種類(A、B、H股或其他)
香港中央結算(代理人)有限公司	218,202,999	H股
HSBC Nominees (Hong Kong) Limited	862,000	H股
Wong Chung King	308,000	H股
鄧大凱	305,746	A股
徐偉平	220,000	A股
興和證券投資基金	216,354	A股
陳宇亮	171,357	A股
邱貴松	142,720	A股
張旭	123,000	A股
劉志宏	120,000	A股

上述股東關聯關係或一致行動的說明

1. 根據香港中央結算(代理人)有限公司提供的資料，其持有的H股股份乃代多個客戶持有。

2. 本公司前十名股東中，廣藥集團與其他九名股東均無關聯關係，不屬於《上市公司股東持股變動信息披露管理辦法》規定的一致行動人。本公司並不知悉其他九名股東之間是否存在關聯關係，也未知其他九名股東之間是否屬於《上市公司股東持股變動信息披露管理辦法》規定的一致行動人。

3. 本公司並不知悉以上十名流通股股東之間是否存在關聯關係，亦不知悉這十名流通股股東是否屬於《上市公司股東持股變動信息披露管理辦法》規定的一致行動人。

戰略投資者或一般法人參與配售新股約定持股期限的說明

股東名稱	約定持股期限
無	無

3.3 控股股東及實際控制人變更情況

☐ 適用 ☑ 不適用

4 董事、監事和高級管理人員情況

4.1 董事、監事和高級管理人員持股變動

☑ 適用 ☐ 不適用

單位：股

姓名	職務	本報告期初持股數	本報告期末持股數	變動原因
蔡志祥	董事	14,700	14,700	—
周躍進	董事	28,900	28,900	—
馮贊勝	董事	—	—	—
黃顯榮	獨立董事	—	—	—
吳張	獨立董事	—	—	—
張鶴鏞	獨立董事	—	—	—
陳燦英	監事會主席	9,800	9,800	—
歐陽強	監事	10,100	10,100	—
鐘育贛	監事	—	—	—
何舒華	副總經理、董事會秘書	27,700	27,700	—
高防	財務總監	—	—	—

註： 根據本公司二零零二年第一次臨時股東大會批准實施的長期激勵機制方案，在實現經營業績目標的前提下，本公司高級管理人員的部分激勵獎金用於購買本公司的人民幣普通股(A股)股票，並依法向上交所申報及鎖定。

5 管理層討論與分析

(除特別注明外，本摘要涉及的財務資料均節錄自本集團按中國會計準則及制度編製之帳項)

經營業務範圍：本集團主要從事：(1)中成藥的製造與銷售；(2)西藥、中藥和醫療器械的批發、零售和進出口業務；及(3)天然藥物和生物醫藥的研究開發。

本報告期內，本集團主要經營情況：

華北	164,929	3.21
東北	135,509	23.00
西南	168,174	17.36
西北	92,607	35.52
出口	59,662	12.98
合計	3,990,694	11.55

(1) 中成藥製造業務

二零零四年上半年，受國內醫藥市場競爭激烈、下屬企業因國家藥品生產質量管理規範(GMP)改造而導致生產成本上升、國家廣告管理政策的限制等因素的影響，本集團製造業務部分產品的銷售增長放緩、業績下滑。針對上述的影響因素，本集團加大了對重點產品的推廣力度，做好對醫院、社區和零售藥店等終端市場的營銷工作，保持了銷售收入的持續增長。

按中國會計準則及制度計算，製造業務於二零零四年上半年的營業額約為人民幣982,389千元，比去年同期增長1.22%，利潤總額約為人民幣102,184千元，比去年同期減少16.28%；按香港普遍採納之會計原則計算，製造業務的營業額約為人民幣982,424千元，比去年同期增長1.23%，除稅前盈利約為人民幣99,359千元，比去年同期下降18.49%。

二零零四年上半年銷售額顯著增長的產品有王老吉清涼茶、孔桔散結片、辛夷鼻炎丸、化痔栓、安神保腦液、壯腰健腎小丸等，上述產品增幅分別達到47.66%、43.11%、41.04%、55.77%、86.36%及31.89%；而下降較大的產品有蛇膽川貝液與蜜煉川貝枇杷膏，分別較去年同期下降42.22%及33.26%。

製造業務主要品種銷售情況

(單位：人民幣千元)

產品類型	2004年1至6月銷售收入	2004年1至6月毛利
清熱解毒藥	240,651	116,008
糖尿病藥	181,508	124,474
止咳化痰利肺藥	96,073	40,823
祛風活血藥	107,756	68,618
胃腸用藥	50,880	22,870

本報告期內，製造業務的存貨周轉天數為101.78天，比去年同期放慢1.78天，而應收賬款周轉天數為35.12天，比去年同期放慢5.14天。

本報告期內，本集團繼續推進新產品的研發及重點產品的二次開發工作。本報告期內已完成研究正在申報批文的有3個產品；正在研究的新產品有2個。風濕平膠囊已完成第三期臨床研究，目前正在申報生產批文。

本報告期內，本公司屬下九家製造企業中已有七家通過了全廠GMP認證，而屬下廣州中一藥業有限公司與廣西盈康藥業有限責任公司亦加快了全廠GMP改造的步伐，力爭在規定的時限內順利通過全廠GMP認證。

本報告期內，本集團已全面完成七家製造企業ERP系統的實施並上線運行。

(2) 醫藥貿易業務(包括批發、零售及進出口)

國家藥品商業質量管理規範(GSP)的實施、國家關於藥品價格政策的調整以及城鎮平價藥店的大量湧現令國內醫藥市場競爭日趨激烈，給國內醫藥行業帶來直接的衝擊，同時亦對本集團貿易業務的業績產生一定的影響。

本報告期內，貿易業務一是積極做好名牌產品、新藥和特效藥的代理、經銷業務與批發業務；同時，利用眾多的品牌品種代理經營的優勢，積極開拓省外的市場；二是積極做好醫院招標用藥的投標工作，迅速擴大本集團產品的醫院銷售份額；三是根據醫藥流通市場的變化，加大對醫藥零售網絡的調整力度，發揮本集團「健民」和「采芝林」兩大零售品牌的優勢，重點培育與發展一批旗艦店、社區中心店，靈活應變以抵禦平價藥房的衝擊。

上述措施的實施取得了良好的效果。本集團貿易業務的銷售收入保持持續穩定的增長。按中國會計準則及制度計算，貿易業務於二零零四年上半年的營業額約為人民幣3,008,305千元，比去年同期增長15.40%。按香港普遍採納之會計原則計算，貿易業務的營業額約為人民幣3,008,305千元，比去年同期增長15.40%。

按中國會計準則及制度計算，貿易業務於本報告期的稅前利潤

總支出所致。

5.8 募集資金使用情況

5.8.1 募集資金運用

☑ 適用 ☐ 不適用

(單位：人民幣萬元)

募集資金總額	73,799	本報告期已使用募集資金總額	3,619
		已累計使用募集資金總額	61,996

承諾項目	擬投入金額	是否變更項目	實際投入金額	本期產生收益金額	是否符合計劃進度和預計收益
[illegible]丸技改	2,980	否	2,980	銷售6,900、毛利4,732	是
保濟丸技改	1,100	否	1,100	銷售445、毛利124	是
新產品胃熱清產業化	2,900	否	2,097	—	否
引進高速全自動小丸生產線技改	1,100	否	1,100	銷售829、毛利522	是
華佗再造丸技改	1,700	否	1,700	銷售4,192、毛利2,751	是
喉疾靈、補脾益腸小丸技改	2,910	否	1,758	銷售1,990、毛利915	是
引進口服液生產線技改	2,950	否	2,950	—	是
新產品克感利咽口服液產業化	1,960	否	1,960	銷售683、毛利400	是
[illegible]技改	1,200	否	1,200	銷售1,624、毛利1,188	是
引進高速全自動顆粒劑生產線技改	2,990	否	2,990	銷售2,212、毛利919	是
小兒速效感冒沖劑技改	2,300	否	2,300	銷售419、毛利241	是
新產品婦炎消泡騰片產業化	2,950	否	1,984	—	否
健脾理腸片、清熱暗瘡片技改	1,780	否	1,780	銷售731、毛利497	是
[illegible]車間技改	2,950	否	2,950	銷售592、毛利132	是
栓劑車間技改	1,200	否	1,200	銷售2,216、毛利1,773	是
中藥現代化提取分離純化技術產業化基地	2,990	否	2,157	—	是
超臨界CO_2萃取技術產業化基地	2,990	否	1,995	—	是
增設健民連鎖店	8,930	否	8,540	—	是
增設采芝林連鎖店	5,950	否	2,175	—	否
物流中心技改	2,000	否	2,000	銷售16,165、毛利2,065	是
商業ERP系統技改	2,000	否	1,562	—	是
生物醫藥研究開發中心	8,000	否	5,549	—	是
補充流動資金	5,000	否	7,969(註)	—	是
合計	70,830		61,996	銷售38,732、毛利16,257	

未達到計劃進度和收益的說明

婦炎消泡騰片、胃熱清膠囊等項目因廠房搬遷而延期，預計在二零零四年底完成；而銷售網絡建設項目因連鎖藥店市場競爭激烈，故建設步伐有所放緩。

變更原因及變更程序說明

無發生變更

註： 本公司發行A股實際募集的資金淨值為人民幣73,799萬元，超過預計募集資金部分(人民幣2,969萬元)均作為補充企業流動資金使用。

5.8.2 變更項目情況

☐ 適用 ☑ 不適用

5.9 董事會下半年的經營計劃修改計劃

☐ 適用 ☑ 不適用

5.10 預測年初至下一報告期期末的累計淨利潤可能為虧損或者與上年同期相比發生大幅度變動的警示及原因說明

☑ 適用 ☐ 不適用

由於受到市場激烈競爭，本公司之子公司廣州市藥材公司經營業績顯著下降以及對其部分存貨計提跌價準備等因素的影響，本集團本報告期內淨利潤較去年同期下降66.02%。預計以上因素將會對本集團下一報告期的經營業績繼續產生較大的影響。

5.11 公司管理層對會計師事務所本報告期「非標意見」的說明

☐ 適用 ☑ 不適用

5.12 公司管理層對會計師事務所上年度「非標意見」涉及事項的變化及處理情況的說明

☐ 適用 ☑ 不適用

6 重要事項



廣州藥業股份有限公司
Guangzhou Pharmaceutical Company Limited
(於中華人民共和國成立之股份有限公司)

(股份碼號：0874)

二零零四年半年度報告摘要

6 重要事項

6.1 收購、出售資產及資產重組

6.1.1 收購或置入資產

☑適用　□不適用

(單位：人民幣千元)

交易對方及被收購或置入資產	收購/置入日	交易價格	自購買日/置入日起至本報告期末為上市公司貢獻的淨利潤	是否為關聯交易(如是，說明定價原則)	定價原則
廣西盈康藥業有限責任公司51%的股權	2004.4.1	約21,717.00	(31.20)	否	—
廣州廣藥盈邦營銷有限公司(原廣藥集團盈邦營銷有限公司)51%的股權	2004.2.27	約3,888.70	313.80	是	評估定價

6.1.2 出售或置出資產

□適用　☑不適用

6.1.3 自資產重組報告書或收購出售資產公告刊登後，該事項的進展情況及對報告期經營成果與財務狀況的影響。

□適用　☑不適用

6.2 擔保事項

☑適用　□不適用

(單位：人民幣千元)

擔保對象名稱	發生日期(協議簽署日)	擔保金額	擔保類型	擔保期	是否履行完畢	是否為關聯方擔保(是或否)
廣州醫藥有限公司	二零零三年五月六日至二零零四年六月十日	405,000	信用	1年	否	否
廣州市藥材公司	二零零三年五月二十九日至二零零四年四月十九日	90,430	信用	1年	否	否
廣州醫藥進出口有限公司	二零零三年四月二十四日至二零零四年六月八日	33,520	信用	1年	否	否
廣州環葉製藥有限公司	二零零三年三月三十一日	490	信用	1年	否	否
擔保發生額合計		0				
擔保餘額合計		0				
其中：關聯擔保餘額合計		0				
本公司對控股子公司擔保發生額合計		529,350				

6.14 購買、出售及贖回股份

本報告期內，本公司或其任何附屬公司概無購買、出售及贖回或注銷本公司之上市股份。

6.15 銀行貸款、透支及其他借款

截至二零零四年六月三十日，本集團的銀行長期借款比年初增加人民幣2,000萬元，一年內到期的長期負債比年初減少人民幣1,000萬元，短期借款比年初增加人民幣2,489萬元。

6.16 資產負債率

截至二零零四年六月三十日，本集團的資產負債率(負債總額/資產總額×100%)為46.68%(二零零三年十二月三十一日：44.84%)，相對年初數字並無重大不利變動。

6.17 最佳應用守則

沒有董事知悉有任何資料足以合理地顯示，本公司於本報告期內沒有遵守港交所上市規則附錄十四所載《最佳應用守則》的規定。

6.18 本公司董事及監事進行證券交易的標準守則(《標準守則》)

本報告期內，本公司已採納了一套不低於《標準守則》所訂標準的行為守則。經向所有董事作出特定查詢後，本公司董事均已遵守《標準守則》所規定有關董事的證券交易的標準，不存在任何不遵守《標準守則》的情況。

6.19 本公司董事會轄下審核委員會由三名獨立非執行董事組成，其中一名獨立非執行董事已具備適當的專業資格。本公司審核委員會已聯同管理層審閱本集團採納的會計原則、會計準則及方法，並探討審計、內部監控及財務匯報事宜，包括審閱截至二零零四年六月三十日止6個月的未審計中期賬目。

7 財務報告

7.1 審計意見

財務報告　　未經審計

7.2 比較式合併及母公司的利潤表

(1) 按中國會計準則及制度編製的利潤表

利潤表
2004年1至6月

(單位：人民幣元)

項目	合併數 本期累計數	合併數 上年同期累計數	母公司 本期累計數	母公司 上年同期累計數
一、主營業務收入	[illegible]	[illegible]	[illegible]	[illegible]

1 分部資料

集團經營以下主要業務分部：

- 製造中成藥
- 批發西藥、中成藥、中藥材及醫療器械
- 零售西藥、中成藥、中藥材及醫療器械
- 進出口西藥

集團其他業務主要為持有投資物業及非買賣證券，兩者的規模皆不足以作出獨立報告。

本集團於本期之業務分部營業額及業績分析如下：

截至2004年6月30日止6個月

	製造 人民幣千元	批發 人民幣千元	零售 人民幣千元	進出口 人民幣千元	抵銷 人民幣千元	集團 人民幣千元
營業額						
外部	982,424	2,788,061	123,158	97,086	—	3,990,729
內部	27,613	101,172	3,142	—	(131,927)	—
總計	1,010,037	2,889,233	126,300	97,086	(131,927)	3,990,729
分部業績	122,244	12,321	(4,440)	2,529	(14,179)	118,475
未分配成本						(7,184)
經營盈利						111,291
理財成本						(22,482)
應佔盈利減虧損 聯營公司	(239)					(239)
除稅前盈利						88,570
稅項						(45,488)
少數股東權益						(9,006)
股東應佔盈利						34,076

截至2003年6月30日止6個月

	製造 人民幣千元	批發 人民幣千元	零售 人民幣千元	進出口 人民幣千元	抵銷 人民幣千元	集團 人民幣千元
營業額						
外部	970,509	2,315,062	190,793	101,068	—	3,577,432
內部	27,122	109,939	4,140	—	(141,201)	—
總計	997,631	2,425,001	194,933	101,068	(141,201)	3,577,432
分部業績	143,929	45,386	6,175	1,693	(13,113)	184,070
未分配成本						(6,665)
經營盈利						177,405
理財成本						(15,607)
應佔盈利減虧損 共同控制實體	(225)					(225)
聯營公司	[illegible]					[illegible]

5 每股盈利

每股盈利乃按股東應佔盈利人民幣34,076,000元(二零零三年：人民幣91,102,000元)及期內已發行之普通股之加權平均數810,900,000股(二零零三年：810,900,000股)計算。

7.3 報表附註

7.3.1 如果出現會計政策、會計估計變更或會計差錯更正的，說明有關內容、原因及影響數。

□適用　☑不適用

7.3.2 如果財務報表合併範圍發生重大變化的，說明原因及影響數。

☑適用　□不適用

本報告期內，本集團增加合併的子公司有兩家。合併會計報表按財政部(1998)66號文《關於執行具體會計準則和<股份有限公司會計制度>有關會計問題解答》的規定，以被購買企業淨資產和經營的控制權實際上轉讓給購買企業的日期來確定廣西盈康藥業有限責任公司和廣州廣藥盈邦營銷有限公司的購買日或置入日。

被購買/置入企業名稱	購買日/置入日	本期末持股比例
廣西盈康藥業有限責任公司	2004.4.1	51%
廣州廣藥盈邦營銷有限公司(原廣藥集團盈邦營銷有限公司)	2004.2.27	51%

(單位：人民幣元)

被購買/置入企業名稱	2004年6月30日 資產總額	其中：流動資產	負債總額	其中：流動負債	購買日/置入日至報告期末 利潤總額	淨利潤
廣西盈康藥業有限責任公司	46,666,375.10	19,832,513.13	5,619,101.15	3,354,674.68	(61,158.00)	(61,158.00)
廣州廣藥盈邦營銷有限公司(原廣藥集團盈邦營銷有限公司)	29,388,066.81	28,543,593.43	25,881,197.63	25,881,197.63	862,461.58	615,296.53

7.3.3 如果被出具非標準無保留意見，列示涉及事項的有關附註。

□適用　☑不適用

廣州藥業股份有限公司
蔡志祥
二零零四年八月二十七日

香港聯合交易所有限公司對本公告內容概不負責，對其準確性或完整性亦不會發表任何聲明，並明確表示概不會就本公告全部或任何部份內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。

擔保總額佔本公司淨資產的比例 21.83%

6.3 關聯債權債務往來

☑ 適用 ☐ 不適用

(單位：人民幣千元)

關聯方	關聯關係	向關聯方提供資金 發生額	餘額	關聯方向本公司提供資金 發生額	餘額
其他應收應付項目：					
廣州醫藥集團有限公司	控股股東	744	7,527	4,319	14,308
廣州華南醫療器械有限公司	同一控股股東	—	100	—	—
廣州醫藥物資供應公司	同一控股股東	—	—	3	3
保聯拓展公司	同一控股股東	—	6,795	2,077	2,077
廣州中富藥業有限公司	合營企業	21	2	—	207
合計		765	14,424	6,399	16,595

報告期內本公司向控股股東及其子公司提供資金(包括應收款賬款及其他應收賬款)的發生額為765,262.97元，餘額為14,423,121.36元。

6.4 重大訴訟仲裁事項

☐ 適用 ☑ 不適用

6.5 其他重大事項及其影響和解決方案的分析說明

☐ 適用 ☑ 不適用

6.6 本報告期內，本公司員工人數約8,973人，員工薪酬政策與前一報告期相比沒有重大變動。二零零四年上半年員工費用為人民幣299,976千元。

6.7 資本流動、財政資源及資本結構情況

於二零零四年六月三十日，本集團的流動比率為1.59，速動比率為1.18。本報告期內應收賬款周轉率為8.66次，存貨周轉率為6.75次，分別比去年同期放慢6.12%和3.62%。

於二零零四年六月三十日，本集團之長期借款為人民幣12,718萬元(二零零三年末：人民幣10,718萬元)，該借款為人民幣定息借款，其中人民幣4,768萬元將於二零零五年到期，人民幣7,950萬元將於二零零六年到期。於二零零四年六月三十日，本集團的現金及現金等價物為人民幣86,101萬元，其中約97.49%及2.51%分別為人民幣及港幣。

6.8 資本性開支

本集團預計二零零四年資本性開支約為人民幣3.67億元(二零零三年：人民幣3.63億元)，上半年已開支人民幣1.20億元(二零零三年同期：人民幣1.36億元)，本集團的資金完全能夠滿足資本性開支計劃和日常運營等所需資金。

6.9 外匯風險

本集團大部分收入、支出、資產及負債均為人民幣或以人民幣結算，所以並無重大的外匯風險。

6.10 或有負債

截止二零零四年六月三十日，本集團並無重大或有負債。

6.11 集團資產抵押詳情

於二零零四年六月三十日，本集團之部份銀行借款是以賬面淨值為人民幣10,544萬元的固定資產作抵押。

6.12 本報告期，本公司董事會建議不派發截至二零零四年六月三十日止6個月之中期股息，亦不進行公積金轉增股本。

6.13 本報告期內，本公司無重大收購及出售資產(包括附屬公司及聯營公司)、吸收合併事項。

減：主營業務稅金及附加	13,694,299.51	12,620,768.40	—	—
二、主營業務利潤	704,733,704.93	704,017,563.16	—	—
加：其他業務利潤	18,388,152.20	19,447,910.34	1,794,856.02	(101,095.92)
減：營業費用	278,658,990.85	249,893,026.21	—	—
減：管理費用	330,447,617.90	292,237,293.34	8,334,795.43	9,496,481.49
減：財務費用	17,684,980.77	9,745,954.57	(784,288.06)	(2,037,278.47)
三、營業利潤	96,330,267.68	171,589,199.38	(5,755,651.35)	(7,560,298.94)
加：投資收益	(777,440.50)	(123,373.71)	40,364,992.02	105,670,008.14
加：補貼收入	—	180,927.28	—	—
加：營業外收入	4,288,071.32	664,644.53	6,900.00	—
減：營業外支出	8,787,439.95	9,512,472.20	96,468.57	11,132.62
四、利潤總額	91,053,458.55	162,798,925.28	34,519,772.10	98,098,576.58
減：所得稅	52,938,643.69	60,757,080.64	—	—
減：少數股東損益	6,306,178.15	8,428,457.45	—	—
五、淨利潤	31,808,644.71	93,613,387.19	34,519,772.10	98,098,576.58
加：年初未分配利潤	82,558,496.93	73,918,608.87	356,049,259.87	282,714,439.79
加：其他轉入	—	—	—	—
六、可供分配的利潤	114,367,141.64	167,531,996.06	390,569,031.97	380,813,016.37
減：提取法定盈餘公積	—	—	—	—
減：提取法定公益金	—	—	—	—
減：提取職工獎勵及福利基金	—	—	—	—
減：提取儲備基金	—	—	—	—
減：提取企業發展基金	—	—	—	—
減：利潤歸還投資	—	—	—	—
七、可供股東分配的利潤	114,367,141.64	167,531,996.06	390,569,031.97	380,813,016.37
減：應付優先股股利	—	—	—	—
減：提取任意盈餘公積	—	—	—	—
減：應付普通股股利	48,654,000.00	48,654,000.00	48,654,000.00	48,654,000.00
減：轉作股本的普通股股利	—	—	—	—
八、未分配利潤	65,713,141.64	118,877,996.06	341,915,031.97	332,159,016.37

(2) 摘自按香港會計實務準則第25號「中期財務報告」編製之簡明賬目

簡明綜合損益表

截至2004年6月30日止6個月

	附註	未經審核 截至6月30日止6個月 2004年 人民幣千元	2003年 人民幣千元
營業額	1	3,990,729	3,577,432
銷售成本		(3,272,460)	(2,860,794)
毛利		718,269	716,638
其他收益		30,358	27,193
分銷成本、行政開支及其他經營開支		(637,336)	(566,426)
經營盈利	2	111,291	177,405
理財成本		(22,482)	(15,607)
應佔盈利減虧損			
共同控制實體		—	(225)
聯營公司		(239)	161
除稅前盈利		88,570	161,734
稅項	3	(45,488)	(62,227)
除稅後盈利		43,082	99,507
少數股東權益		(9,006)	(8,405)
股東應佔盈利		34,076	91,102
股息	4	48,654	48,654
每股盈利	5	人民幣0.042元	人民幣0.112元

除稅前盈利	161,734
稅項	(62,227)
少數股東權益	(8,405)
股東應佔盈利	91,102

2 經營盈利

經營盈利已計入及扣除下列項目：

	截至6月30日止6個月 2004年 人民幣千元	2003年 人民幣千元
固定資產折舊及攤銷	57,772	48,172
無形資產之攤銷	5,446	5,223
出售固定資產損失	2,057	1,676
非買賣證券減值支出	752	—
將存貨撇減至可變現淨值	24,494	—
員工成本	299,976	284,583

3 稅項

中國企業所得稅乃按照本期內估計應課稅盈利依稅率33%(二零零三年：33%)提撥準備。本集團屬下於中國以外地方成立的公司乃根據該等經營的國家的稅務法律按應課稅收入繳付所得稅。

在簡明綜合損益表支銷之稅項如下：

	截至6月30日止6個月 2004年 人民幣千元	2003年 人民幣千元
當期稅項：		
中國企業所得稅	52,938	60,757
由暫時性差異產生及撥回之遞延稅項	(7,450)	1,426
	45,488	62,183
應佔聯營公司之稅項：	—	44
稅項支出	45,488	62,227

本集團有關除稅前盈利之稅項與假若採用中國企業所得稅計算之理論稅額之差額如下：

	截至6月30日止6個月 2004年 人民幣千元	2003年 人民幣千元
除稅前盈利	88,570	161,734
按稅率33%(2003年：33%)計算之稅項	29,228	53,372
附屬公司不同稅率之影響	(1,201)	(1,223)
不可扣稅之支出	17,461	11,919
稅收返還	—	(1,841)
稅項支出	45,488	62,227

4 股息

	截至6月30日止6個月 2004年 人民幣千元	2003年 人民幣千元
已派二零零三年度末期股息每股人民幣0.06元(二零零二年已派股息：人民幣0.06元)	48,654	48,654

董事會於二零零四年三月二十九日召開會議宣佈派發之二零零三年度末期股息每股人民幣0.06元已於二零零四年六月及七月分別向H股股東及A股股東派發，並已記錄於截至二零零四年六月三十日止六個月之保留盈餘分配中。

本公司董事建議不派發截至二零零四年六月三十日止六個月之中期股息。

本公司及董事會全體成員保證公告內容的真實、準確和完整，對公告的虛假記載、誤導性陳述或者重大遺漏負連帶責任。

廣州藥業股份有限公司(以下簡稱「本公司」)第三屆第三次董事會會議於二零零四年八月二十七日在本公司所在地廣州市沙面北街45號二樓會議室召開，會議應到董事6人，實到董事6名，其中董事黃顯榮先生與吳張先生以電話通訊形式參加了會議，蔡志祥先生主持了會議；本公司監事及高級管理人員列席了會議，符合《公司法》及本公司《章程》之規定，經過會議充分討論，到會董事一致表決同意，並審議通過如下事項：

1. 本公司二零零四年半年度報告；
2. 本公司二零零四年半年度未經審核的財務報告；
3. 審核委員會關於二零零四年半年度報告的審閱意見；
4. 廣州藥業向廣州漢方現代中藥研究開發有限公司增資的議案；
5. 關於二零零四年度本公司獨立董事、外部監事酬金的議案；

   本公司第三屆董事會、監事會已經本公司二零零四年第一次臨時股東大會選舉產生。本公司第二屆第二十九次董事會會議以及二零零三年度股東周年大會亦審議通過了二零零四年度董事、監事酬金總額的議案，本公司現對獨立董事與外部監事於二零零四年度的酬金作出如下決定：

   (1) 擔任本公司第三屆董事會獨立非執行董事的香港或國內人士每人每年的酬金為人民幣5萬元(含稅)。獨立非執行董事如擔任董事會轄下審核委員會委員時，每人每年的酬金為人民幣2萬元(含稅)；

   (2) 外部監事每人每年的酬金為人民幣3萬元(含稅)。

6. 關於提議召開二零零四年第二次臨時股東大會的議案(具體日期待確定後再另行公佈)。

特此公告

廣州藥業股份有限公司
董事會

中國廣州，二零零四年八月二十七日

於本公告日，本公司董事會成員包括執行董事蔡志祥先生、周躍進先生與馮贊勝先生，及獨立非執行董事吳張先生、黃顯榮先生與張鶴鏞先生。

香港聯合交易所有限公司對本公告內容概不負責，對其準確性或完整性亦不會發表任何聲明，並明確表示概不會就本公告全部或任何部份內容而產生或因依賴該等內容而引致的任何損失承擔任何責任。

第三屆第二次監事會會議決議公告

廣州藥業股份有限公司(以下簡稱「本公司」)第三屆第二次監事會會議於二零零四年八月二十七日在本公司二樓會議室召開。監事會主席陳煒英先生主持了會議，會議應到監事3人，實到監事2名，其中監事鍾育贛先生委託監事歐陽強先生出席並代為行使表決權，符合《公司法》及本公司《章程》之規定。經過會議審議表決，通過了如下事項：

1. 本公司二零零四年半年度報告；
2. 本公司二零零四年半年度未經審核的財務報告；
3. 審核委員會關於二零零四年半年度報告的審閱意見；
4. 廣州藥業向廣州漢方現代中藥研究開發有限公司增資的議案。

特此公告

廣州藥業股份有限公司
監事會

中國廣州，二零零四年八月二十七日

於本公告日，本公司董事會成員包括執行董事蔡志祥先生、周躍進先生與馮贊勝先生，及獨立非執行董事吳張先生、黃顯榮先生與張鶴鏞先生。

香港聯合交易所有限公司對本公告內容概不負責，對其準確性或完整性亦不會發表任何聲明，並明確表示概不會就本公告全部或任何部份內容而產生或因依賴該等內容而引致的任何損失承擔任何責任。



廣州藥業股份有限公司
Guangzhou Pharmaceutical Company Limited
(於中華人民共和國成立之股份有限公司)

(股份碼號：0874)

關聯交易
認購非全資附屬公司之新股份

於二零零四年八月二十七日，漢方全體股東簽訂認購協議，據此，本公司有條件同意按每股人民幣1元認購認購股份，即44,480,000股漢方新股份。認購股份約佔廣州漢方現時註冊資本之53%及認購後註冊資本約35%。本公司現持有廣州漢方約54.03%之權益。緊隨認購完成後，本公司持有廣州漢方之權益將增至約70.04%。

每股認購股份之代價為人民幣1元，較漢方股份於二零零三年十二月三十一日每股資產淨值約人民幣0.85元溢價約17.6%。

本公司之控股股東廣藥集團持有本公司約63.26%股權，同時持有廣州漢方約30.78%的權益。因此，根據香港聯合交易所有限公司及上海證券交易所各自之上市規則之定義，本次認購涉及本公司進一步收購認廣州漢方之權益，此行為構成本公司之關聯交易。

認購協議須待股東在本公司股東大會上審議批准後方可生效。根據上市規則，本次認購協議須獲獨立股東批准。董事建議敦請獨立股東在臨時股東大會批准該認購協議。廣藥集團及其聯繫人將於臨時股東大會上就該認購協議放棄投票。

本公司將成立獨立董事委員會，以審議本次認購及認購協議之條款，亦將委任獨立財務顧問，向獨立董事委員會就此提供意見。本公司將盡快向股東發出通函，該通函載有(其中包括)認購協議詳情、獨立董事委員會之推薦意見、獨立財務顧問之意見及臨時股東大會通告。本公告將同時於上海證券交易所刊登。

認購協議

日期

二零零四年八月二十七日

訂約各方

(a)　*認購股份之認購方：*

本公司，為漢方股東之一，持有廣州漢方現時註冊資本約54.03%。此外，並無其他認購方。

(b)　*其他各方：*

其他十一位漢方股東，合共持有廣州漢方現時註冊資本約45.97%。有關漢方股東詳情，請見「廣州漢方之股權架構」一段。其他十一位漢方股東已同意放棄按彼等之廣州漢方持股量比例行使優先認購權認購認購股份。

認購

根據認購協議，漢方全體股東(本公司及其他十一位漢方股東)同意本公司以認購方式認購認購股份，即44,480,000股漢方新股份，以擴大廣州漢方之註冊資本。認購股份約佔廣州漢方現時註冊資本之53%及認購後註冊資本約35%。認購後，本公司持有廣州漢方約之權益將由現時的54.03%增至約70.04%。目前，廣州漢方董事會由7名董事組成，而本公司已向廣州漢方現時之董事會委派4名董事。根據認購協議，董事會之組成維持不變。

本公司之控股股東廣藥集團持有本公司約63.26%股權，同時持有廣州漢方現時註冊資本約30.78%，為廣州漢方之主要股東。因此，根據香港聯合交易所有限公司及上海證券交易所各自之上市規則之定義，本次認購涉及本公司進一步收購認廣州漢方之權益，此行為構成本公司之關聯交易。

代價

認購股份之代價為每股認購股份人民幣1元。本公司將於認購協議生效之日起五個工作日內以現金支付總代價人民幣44,480,000元。本次認購股份的全部資金將通過本公司自有資金解決。根據認購協議之條款，認購協議須待獨立股東批准方可生效。認購並無設下最後完成日。認購協議之條件概不能豁免。截至本公告日，本公司並未就認購支付任何定金。

每股認購股份之代價為人民幣1元，較漢方股份於二零零三年十二月三十一日每股資產淨值約人民幣0.85元溢價約17.6%(按廣州漢方經審核資產淨值約人民幣71,200,000元及於二零零三年十二月三十一日漢方股份已發行股份合共83,284,300股計算)。

認購協議之條款(包括認購股份之代價)乃由本公司與其他漢方股東經公平磋商及考慮下列各項因素而達致：(i)下文「本次認購之理由」一段所述因素；(ii)七位漢方股東分別為廣藥集團、劉菊妍女士、莫尚志先生、蔡杏春先生、趙向勇先生及葛發歡先生於二零零三年二月按每股漢方股份人民幣1元之代價進行之認購，該代價較於二零零二年十二月三十一日每股漢方股份經審核資產淨值約人民幣0.841元溢價約18.9%；(iii)截至二零零三年十二月三十一日每股漢方股份的資產淨值約為人民幣0.85元；(iv)漢方股份每股面值人民幣1元。此外，董事考慮到下文「本次認購之理由」一段所述因素，認為本次認購符合本公司及股東整體利益，而認購協議之條款也屬公平合理。

轉讓認購股份之限制

本公司及華東中藥於認購協議完成後分別持有廣州漢方註冊資本約70.04%及約3.91%之權益。在未經漢方全體股東同意之情況下，本公司及華東中藥不得於認購協議簽訂日期(即二零零四年八月二十七日)起計三年內出售、轉讓或抵押所擁有之漢方股份。其他漢方股東出售、轉讓或抵押其漢方股份則不受上述限制。

本公司向廣州漢方提供資源而非技術支援；而華東中藥則為項目的中藥研究與開發提供技術支援。董事認為以上雙方均對項目的成功實施以及廣州漢方對中藥及其制法的研發對本集團具有策略重要性。基於以上因素以及為了履行本公司與華東中藥對項目的承諾，董事認為對於轉讓認購股份的限制是公平合理的，是符合本公司及股東的整體利益的。廣藥集團通過廣藥集團持有本公司股權而向廣州漢方提供資源而非技術支援。因此，董事認為對廣藥集團轉讓所持有之漢方股份不設限制乃屬公平合理。除本公司、華東中藥與廣藥集團外的廣州漢方的其他股東所持有廣州漢方之股份並不重大；因此董事認為對其轉讓各自持有之漢方股權不設限制乃屬公平合理。

完成

預期本次認購於廣州市工商行政管理局發出廣州漢方的新營業執照(以反映其新註冊資本及新股權架構)之日完成。預期廣州漢方的新營業執照可於獲得獨立股東批准認購之日起計30個工作日內發出。

廣州漢方之股權架構

下表列載緊接認購前及緊隨認購後廣州漢方之股權架構：

	緊接認購完成前		緊隨認購完成後	
漢方股東	**漢方股數**	**約佔比例%**	**漢方股數**	**約佔比例%**
本公司	45,000,000	54.03	89,480,000	70.04
廣州陳李濟藥廠(註1)	2,000,000	2.40	2,000,000	1.57
廣州中一藥業有限公司(註2)	1,000,000	1.20	1,000,000	0.78
廣州敬修堂(藥業)股份有限公司(註3)	850,000	1.02	850,000	0.67
廣州市醫藥工業研究所(註4)	1,150,000	1.39	1,150,000	0.90
安徽華東中藥工程集團有限責任公司(註5)	5,000,000	6.00	5,000,000	3.91
廣藥集團	25,634,300	30.78	25,634,300	20.06
劉菊妍女士(註6)	600,000	0.72	600,000	0.47
莫尚志先生(註6)	550,000	0.66	550,000	0.43
蔡杏春先生(註6)	500,000	0.60	500,000	0.39
趙向勇先生(註7)	500,000	0.60	500,000	0.39
葛發歡先生(註7)	500,000	0.60	500,000	0.39
合計	83,284,300	100.00	127,764,300	100.00

註：

1. 廣州陳李濟藥廠為本公司之全資附屬公司。

2. 廣州中一藥業有限公司為本公司持有90.36%權益之附屬公司。

3. 廣州敬修堂(藥業)股份有限公司為本公司持有88.40%權益之附屬公司。

4. 廣州市醫藥工業研究所為廣藥集團之全資附屬公司，並為本公司之關聯人士(定義見上市規則)。

5. 安徽華東中藥工程集團有限責任公司為獨立第三方。

6. 劉菊妍女士、莫尚志先生及蔡杏春先生為廣州漢方之執行董事。

7. 趙向勇先生及葛發歡先生為廣州漢方之高級管理人員。

有關本集團、廣州漢方及廣藥集團之資料

本集團

本集團主要從事(i)中成藥的製造與銷售；(ii)西藥、中藥和醫療器械的批發零售和進出口業務；及(iii)在中國進行天然藥物和生物醫藥的研究開發。

廣州漢方

廣州漢方於二零零二年開始經營運作，為本公司之非全資附屬公司，並為本集團之主要研發機構，主要從事研發中成藥。於二零零三年十二月三十一日及二零零四年六月三十日，廣州漢方經審核資產淨值及未經審核資產淨值分別約為人民幣71,200,000元及約人民幣71,100,000元。截至二零零三年十二月三十一日止年度及截至二零零四年六月三十日止六個月，廣州漢方分別錄得經審核虧損淨額約人民幣4,100,000元及未經審核虧損淨額約人民幣10,000元。

廣藥集團

廣藥集團為中國國有企業，自一九八三年成立後，一直以從事醫藥產品的開發、生產及銷售為主。

本次認購之理由

廣州漢方正進行研究中藥提取分離過程現代化項目。中藥之有效成份指對擬製造之中藥功能極為重要之成份。廣州漢方將對項目開發出來之各項產品申請專利。目前，生產中藥多採用傳統方法，例如煮沸和研磨草藥，但傳統方法會生產出草藥中原已存在之雜質，而且不能控制有用與多餘成份之比例，因此藥品質量有所參差。項目之目的為開發新生產方法，從草藥中提煉出有用成份及去除雜質，令所生產藥品質量更高和更穩定。目前，項目已啓動，並已建成多幢樓宇及安裝設備，以作為項目正研發產品的研發與生產之用途。廣州漢方已成功利用提取分離技術開發靈芝孢子油及風濕平膠囊這兩種產品。目前，靈芝孢子油正申請國內生產批文，而風濕平膠囊已完成第三期臨床測試，正申請國內生產批文。目前來說，靈芝孢子油已自二零零三年下半年起在香港發售，廣州漢方正申請有關專利，而風濕平膠囊因正申請國內生產批文，故未開始發售，廣州漢方也已申請了有關專利。預計風濕平膠囊將於二零零五年開始發售。

鑒於項目已成功研發兩種中藥產品，董事認為項目可改善本集團的產品結構，也認為廣州漢方現時不斷進行之中藥研發及其制法對本集團具有策略重要性。為了在競爭激烈之市場上保持長遠競爭力，不斷研究開發對本集團至為重要。因此，綜上所述，董事認為本次認購能提高本集團的研發能力，而本集團亦能受惠於項目所研發的產品投產。董事認為本次認購符合股東的整體利益。

廣州漢方之財務資料列載如下(按中國會計準則編製)：

	截至二零零二年十二月三十一日 *人民幣千元* *(經審核)*	**截至二零零三年十二月三十一日** *人民幣千元* *(經審核)*	**截至二零零四年六月三十日** *人民幣千元* *(未經審核)*
資產淨值	42,052	71,205	71,109
除稅前虧損	7,123	4,130	96
除稅後虧損	7,123	4,130	96

截至二零零三年十二月三十一日止年度，廣州漢方錄得經審核虧損淨額約人民幣4,100,000元，較截至二零零二年十二月三十一日止年度經審核虧損淨額約人民幣7,100,000元減少約42.3%。截至二零零四年六月三十日止六個月，廣州漢方未經審核虧損淨額約人民幣10,000元，較截至二零零三年同期未經審核虧損淨額約人民幣3,600,000元減少約99.7%。董事認為，廣州漢方財務業績之改善主要歸功於靈芝孢子油自二零零三年下半年起投產。

廣州漢方擬將認購所得款項應用於項目開發產品之進一步研發及投產。

董事經考慮本段所述理由後，認為認購之條款屬公平合理，並屬一般商業條款。董事認為認購符合本公司及股東之整體利益。

一般資料

本公司之控股股東廣藥集團持有本公司約63.26%股權，同時持有廣州漢方現時註冊資本約30.78%，乃廣州漢方之主要股東。因此，根據香港聯合交易所有限公司及上海證券交易所各自之上市規則之定義，認購涉及本公司進一步收購認廣州漢方之權益，此行為構成本公司之關聯交易。

認購協議須待股東在本公司股東大會上通過審議批准後方可生效。根據上市規則，本次認購協議須獲獨立股東批准。董事建議敦請獨立股東在臨時股東大會批准該認購協議。廣藥集團及其聯繫人將於臨時股東大會上就該認購協議放棄投票。

本公司將成立獨立董事委員會，以審議本次認購及認購協議之條款，亦將委任獨立財務顧問，向獨立董事委員會就此提供意見。本公司將盡快向股東發出通函，該通函載有(其中包括)認購協議詳情、獨立董事委員會之推薦意見、獨立財務顧問之意見及臨時股東大會通告。本公告將同時於上海證券交易所刊登。

釋義

於本公告中，除文義另有所指外，以下詞語具下列涵義：

「董事會」	指	董事會
「本公司」	指	廣州藥業股份有限公司，於中國註冊成立之公司，其證券於香港聯合交易所有限公司及上海證券交易所上市
「董事」	指	本公司之董事
「臨時股東大會」	指	本公司就審議及通過認購協議而召開之臨時股東大會
「本集團」	指	本公司及其附屬公司
「廣藥集團」	指	廣州醫藥集團有限公司，於中國註冊成立之國有公司，持有本公司約63.26%之股本權益，為本公司之控股股東
「廣州漢方」	指	廣州漢方現代中藥研究開發有限公司，於中國註冊成立之公司，現為本公司持有54.03%權益之附屬公司
「漢方股份」	指	廣州漢方註冊資本中面值人民幣1元之單位
「漢方股東」	指	廣州漢方之現有股東，分別為本公司、廣州陳李濟藥廠、廣州中一藥業有限公司、廣州敬修堂(藥業)股份有限公司、廣州市醫藥工業研究所、安徽華東中藥工程集團有限責任公司、廣藥集團、劉菊妍女士、莫尚志先生、蔡杏春先生、趙向勇先生及葛發歡先生
「華東中藥」	指	安徽華東中藥工程集團有限責任公司，於中國註冊成立之公司，為獨立第三方
「獨立董事委員會」	指	就審議認購之條款而成立之本公司獨立董事委員會
「獨立股東」	指	廣藥集團及其聯繫人以外之股東
「獨立第三方」	指	按上市規則定義，是指與本公司或其附屬公司、董事、行政總裁或本公司主要股東及其附屬公司或其各自聯繫人有關聯關係的獨立第三方
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「中國」	指	中華人民共和國
「項目」	指	開發中藥提取分離過程現代化之項目

「人民幣」　　指　　人民幣，中國官方貨幣

「股東」　　指　　持有本公司資本中面值人民幣1元股份之持有人

「認購」　　指　　本公司根據認購協議認購認購股份

「認購協議」　　指　　各漢方股東於二零零四年八月二十七日簽訂之認購協議

「認購股份」　　指　　本公司根據認購協議同意認購之44,480,000股漢方新股份

「%」　　指　　百分率

承董事會命
公司秘書
何舒華

中國廣州
二零零四年八月二十七日

於本公告刊發之日，董事會成員包括執行董事蔡志祥先生、周躍進先生、馮贊勝先生；獨立非執行董事吳張先生、黃顯榮先生及張鶴鏞先生。

請同時參閱本公佈於英文虎報/香港經濟日報刊登的內容。

香港聯合交易所有限公司對本公告內容概不負責，對其準確性或完整性亦不會發表任何聲明，並明確表示概不會就本公告全部或任何部份內容而產生或因依賴該等內容而引致的任何損失承擔任何責任。



廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited

(在中華人民共和國註冊成立之股份有限公司)

(股份編號：0874)

第三屆第四次董事會會議決議公告

本公告乃根據香港聯合交易所有限公司證券上市規則附錄16第13.9條及第45段而作出。

本公司及董事會全體成員保證公告內容的真實、準確和完整，對公告的虛假記載、誤導性陳述或者重大遺漏負連帶責任。

廣州藥業股份有限公司(以下簡稱「本公司」)第三屆第四次董事會會議於二零零四年九月九日在本公司所在地廣州市沙面北街45號二樓會議室召開，會議應到董事6人，實到董事6名，其中董事黃顯榮先生與張鶴鏞先生以電話通訊形式參加了會議。蔡志祥先生主持了會議；本公司監事及高級管理人員列席了會議，符合《公司法》及本公司《章程》之規定。經過會議充分討論，到會董事一致表決同意，並審議通過如下事項：

一、 選舉周躍進先生為本公司第三屆董事會副董事長(簡歷附後)；

二、 同意蔡志祥先生辭去本公司董事長和董事職務，並委任周躍進副董事長代行董事長職權直至新董事長選舉產生之日止；

三、 同意推選楊榮明先生和何舒華先生為新董事候選人的議案(簡歷附後)。

特此公告

承董事會命
何舒華
董事會秘書

中國廣州，二零零四年九月九日

於本公告日，董事會成員包括執行董事蔡志祥先生（於二零零四年九月九日辭任）、周躍進先生與馮贊勝先生，及獨立非執行董事吳張先生、黃顯榮先生與張鶴鏞先生。

附：

副董事長簡歷：

周躍進先生，46歲，本公司董事兼總經理，工學學士、經濟學碩士、高級經濟師，執業藥師。於一九七五年加入廣州醫藥集團，周先生曾先後任廣州何濟公制藥廠經營部部長、廣州何濟公制藥廠廠長助理、副廠長、廠長、香港保聯拓展有限公司董事、副總經理，二零零一年十二月起任本公司總經理。周先生在企業管理及投資工作方面具有豐富經驗。

董事候選人簡歷：

楊榮明先生，51歲，研究生學歷，現任廣州醫藥集團有限公司董事長兼總經理。楊先生於一九七零年十月份參加工作，曾先後擔任廣州味精食品廠副廠長、廣州澳桑味精食品有限公司副總經理、廣州鷹金錢企業集團公司董事兼總經理、廣州珠江啤酒集團有限公司董事長兼總經理、廣州珠江啤酒股份有限公司董事長。楊先生在企業管理、市場營銷等方面具有豐富的經驗。

何舒華先生，48歲，本公司副總經理兼董事會秘書，於一九八二年加入廣藥集團。何先生於一九八二年畢業於中山大學生物系，於一九九五年取得中山大學理學碩士學位。何先生同時亦為廣東省現場統計學會常務理事、廣州市十二屆人大代表。何先生自一九九七年起任本公司董事會秘書，自二零零一年九月起任本公司副總經理。何先生在企業管理、市場營銷等方面具有豐富的經驗。

請同時參閱本公佈於英文虎報/香港經濟日報刊登的內容。

香港聯合交易所有限公司對本公告內容概不負責，對其準確性或完整性亦不會發表任何聲明，並明確表示概不會就本公告全部或任何部份內容而產生或因依賴該等內容而引致的任何損失承擔任何責任。



廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited

(在中華人民共和國註冊成立之股份有限公司)

(股份編號：0874)

關於董事辭任的公告

本公司董事會宣佈，於二零零四年九月九日同意蔡志祥先生辭去本公司董事兼董事長職務，並於同日生效。

本公司及董事會全體成員保證公告內容的真實、準確和完整，對公告的虛假記載、誤導性陳述或者重大遺漏負連帶責任。

蔡志祥(以下簡稱「蔡先生」)先生因工作變動原因向廣州藥業股份有限公司(以下簡稱「本公司」)董事會(以下簡稱「董事會」)提出辭去本公司董事兼董事長職務。經本公司於二零零四年九月九日召開的第三屆第四次董事會會議作出決議，同意蔡志祥先生辭去本公司董事兼董事長職務，並於同日生效。蔡志祥先生確認並無任何與其辭任有關而需讓本公司全體股東知悉的事宜。

董事會與蔡先生確認並不知悉尚有須向本公司及其附屬公司(合稱「本集團」)負擔之任何私人責任或因辭任而可能對該責任產生影響。董事會與蔡先先確認蔡先生與本公司之間並無任何分歧致使蔡先生須辭去其職務。

蔡先生自本公司於一九九七年成立以來，一直擔任本公司董事，並先後任本公司副董事長、董事長。蔡先生在任期間工作勤勉、恪盡職守，對本公司的創立和穩定快速發展及A股增發作出了重大的貢獻。本公司董事會在此謹對蔡先生為本集團所作的努力與貢獻表示衷心的感謝。

特此公告

承董事會命
何舒華
董事會秘書

中國廣州，於二零零四年九月九日

於本公告日，本公司董事會成員包括執行董事蔡志祥先生(於二零零四年九月九日辭任)、周躍進先生與馮贊勝先生，及獨立非執行董事吳張先生、黃顯榮先生與張鶴鏞先生。

請同時參閱本公佈於英文虎報/香港經濟日報刊登的內容。



廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited

(在中華人民共和國註冊成立之股份有限公司)

(股份編號：0874)

關於召開二零零四年第二次臨時股東大會通告

廣州藥業股份有限公司(以下簡稱「廣州藥業」或「本公司」)及董事會全體成員保證公告內容的真實、準確和完整，對公告的虛假記載、誤導性陳述或者重大遺漏負連帶責任。

重要內容提示

- 會議召開時間：二零零四年十一月一日(星期一)上午十時正
- 會議召開地點：中國廣東省廣州市沙面北街45號二樓本公司會議室
- 會議方式：現場
- 重大提案：
  1. 廣州藥業向廣州drawn方現代中藥研究開發有限公司增資的議案；
  2. 選舉楊榮明先生為本公司新董事的議案；
  3. 選舉何舒華先生為本公司新董事的議案。

1. 召開會議基本情況
   (1) 廣州藥業第三屆第三次董事會會議審議通過了關於召開二零零四年第二次臨時股東大會(「臨時股東大會」)的議案；
   (2) 會議時間：二零零四年十一月一日(星期一)上午十時正；
   (3) 會議地點：中國廣東省廣州市沙面北街45號二樓本公司會議室。
2. 會議審議事項

   以普通決議案方式審議以下議案：
   (1) 廣州藥業向廣州漢方現代中藥研究開發有限公司增資的議案(該議案已獲於二零零四年八月二十七日的董事會會議審議通過，並於二零零四年八月三十日在中國內地及中國香港兩地刊登公告)；
   (2) 選舉楊榮明先生為本公司新董事的議案(該議案已獲於二零零四年九月九日的董事會會議審議通過，並於二零零四年九月十日在中國內地及中國香港兩地刊登公告)；
   (3) 選舉何舒華先生為本公司新董事的議案(該議案已獲予二零零四年九月九日的董事會會議審議通過，並於二零零四年九月十日在中國內地和中國香港刊登公告)。
3. 會議出席對象
   (1) 截至二零零四年九月三十日(星期四)下午交易結束後登記在冊的本公司境內外股東(包括在二零零四年九月三十日或之前已成功遞交經核實股東過戶申請文件的境外股東)。由二零零四年十月一日(星期五)起至二零零四年十月三十一日(星期日)止(包括首尾兩天)，公司將暫停辦理H股股東過戶登記手續；
   (2) 因故不能出席會議的股東可委託代理人出席；
   (3) 本公司董事、監事、高級管理人員。
4. 會議登記辦法
   (1) 出席會議的個人股東持本人身份證、股東帳戶卡；委託代理人持授權委託書、委託人及代理人身份證，委託人股東帳戶卡辦理登記手續。社會法人股東持營業執照複印件、法人代表授權委託書，股東帳戶卡、出席人身份證辦理登記手續。異地股東可用信函、電話或傳真方式登記；
   (2) 登記時間及地點：

   登記時間： 二零零四年十月十二日(星期二)上午八時三十分至十一時三十分，下午二時正至四時三十分

   登記地點： 中國廣東省廣州市沙面北街45號二樓本公司董事會秘書處
5. 其他事項
   (1) 聯繫地址：中國廣東省廣州市沙面北街45號二樓廣州藥業股份有限公司

   郵政編號： 510130

   聯繫人 ： 何舒華

   聯繫電話： 86 20-8121 8119 傳真：86 20-8121 6408

   (2) 中國證券登記結算有限責任公司上海分公司地址：上海市浦東新區陸家嘴東路166號中國保險大廈36樓

   香港證券登記有限公司地址：香港皇后大道東183號合和中心46樓

   (3) 本次臨時股東大會會期半天，與會股東交通費、食宿等費用自理。
6. 備查文件
   (1) 本公司第三屆第三次董事會會議決議及公告；
   (2) 本公司第三屆第四次董事會會議決議及公告。

承董事會命
何舒華
董事會秘書

聯繫地址：中國廣東省廣州市沙面北街45號二樓廣州藥業股份有限公司
郵政編號： 510130
聯繫人 ： 何舒華
聯繫電話： 86 20-8121 8119 傳真：86 20-8121 6408

(2) 中國證券登記結算有限責任公司上海分公司地址：上海市浦東新區陸家嘴東路166號中國保險大廈36樓
香港證券登記有限公司地址：香港皇后大道東183號合和中心46樓

(3) 本次臨時股東大會會期半天，與會股東交通費、食宿等費用自理。

6. 備查文件

(1) 本公司第三屆第三次董事會會議決議及公告；

(2) 本公司第三屆第四次董事會會議決議及公告。

承董事會命
何舒華
董事會秘書

中國廣州，二零零四年九月十四日

於本通告日，本公司董事會成員包括執行董事周躍進先生與馮贊勝先生，及獨立非執行董事吳張先生、黃顯榮先生與張稱鏞先生。

附：

根據香港聯交所上市規則第13.74及第13.51(2)註解規定須供股東參考的關於兩名董事候選人的資料如下：

(1) 董事候選人簡歷：

楊榮明先生，51歲，研究生學歷，現任廣州醫藥集團有限公司(以下簡稱「廣藥集團」)董事長兼總經理。楊先生於一九七零年十月份參加工作，曾先後擔任廣州味精食品廠副廠長、廣州澳桑味精食品有限公司副總經理、廣州廣金鋁企業集團公司董事兼總經理、廣州珠江啤酒集團有限公司董事長兼總經理、廣州珠江啤酒股份有限公司董事長。楊先生在企業管理、市場營銷等方面具有豐富的經驗。

何舒華先生，48歲，本公司副總經理兼董事會秘書，於一九八二年加入廣藥集團。何先生於一九八二年畢業於中山大學生物系，於一九九五年取得中山大學理學碩士學位。何先生同時亦為廣東省現場統計學會常務理事、廣州市十二屆人大代表。何先生自一九九七年起任本公司董事會秘書，自二零零一年九月起任本公司副總經理。何先生在企業管理、市場營銷等方面具有豐富的經驗。

(2) 其他資料：

按本集團的薪酬政策，本公司董事及監事領取薪酬均由董事會提出建議，經年度股東周年大會通過授權董事會決定公司董事、監事服務報酬金額及支付方法。楊先生與何先生如獲委任，亦將按其相應的管理職位計算其基本薪金，並根據本公司的年度業績計算其年度獎金(其實施方案詳見於二零零二年三月二十八日分別於中國內地及中國香港刊登的二零零二年第一次臨時股東大會決議公告)。

如獲委任，楊先生與何先生的任期將自獲委任之日起至本公司第四屆董事會成員選舉產生之日止。

除上述披露外，楊先生與何先生概無與其他任何董事、監事、高級管理人員或主要或控股股東有任何關係。

截至二零零四年九月十四日，何先生根據證券及期貨條例第341條或上市公司董事進行證券交易的標準守則應向本公司及港交所披露於本公司或其任何相關聯法團股本或債務證券中擁有的任何權益，或應在本公司根據證券及期貨條例第352條保存的名冊應記錄的權益如下：

姓名	權益類別	公司	股份數目
何舒華	個人	本公司(A股)	27,700

除上述披露外，楊先生與何先生概無根據證券及期貨條例第341條或上市公司董事進行證券交易的標準守則應向本公司及港交所披露於本公司或其任何相關聯法團股本或債務證券中擁有的任何權益，亦無應在本公司根據證券及期貨條例第352條保存的名冊應記錄的其他權益。

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廣州藥業股份有限公司
Guangzhou Pharmaceutical Company Limited

(在中華人民共和國註冊成立之股份有限公司)

(股份編號：0874)

公告

董事會謹此公佈本公司未能符合上市規則第3.24條所述的規定，於二零零四年九月三十日或之前完成聘任一名合資格的會計師。董事會將在實際可行情況下盡其一切所能完成聘任一名合資格會計師。董事會將就聘請合資格會計師的進展向股東及市場作出公佈。

根據上市規則第3.24條，廣州藥業股份有限公司(「本公司」)董事會(「董事會」)必須經已依照香港聯合交易所有限公司證券上市規則(「上市規則」)第3.24條所載的資格聘任一名合資格會計師。

董事會現正聘請一名符合上市規則第3.24條所載的規定的人士擔任本公司的合資格會計師。因此，本公司未能於二零零四年九月三十日或之前聘請一名合資格的會計師，故未能符合上市規則第3.24條所載的規定。董事會將在實際可行情況下盡其一切所能完成聘任一名合資格會計師。董事會將就聘請合資格會計師的進展向股東及市場作出公佈。

承董事會命
何舒華
董事會秘書

中國廣州，二零零四年十月五日

於本公告刊發之日，董事會成員包括執行董事周躍進先生、馮贊勝先生，獨立非執行董事吳張先生、黃顯榮先生及張鶴鏞先生。

香港聯合交易所有限公司對本公告內容概不負責，對其準確性或完整性亦不會發表任何聲明，並明確表示概不會就本公告全部或任何部份內容而產生或因依賴該等內容而引致的任何損失承擔任何責任。



廣州藥業股份有限公司
Guangzhou Pharmaceutical Company Limited

(於中華人民共和國成立之股份有限公司)

(股份編號：0874)

二零零四年第三季度報告

1 重要提示

1.1 廣州藥業股份有限公司(下稱「廣州藥業」或「本公司」)董事會及其全體董事保證本報告所載資料不存在任何虛假記載、誤導性陳述或者重大遺漏，並對其內容的真實性、準確性和完整性負個別及連帶責任。

本公司二零零四年第三季度財務會計報告按中國會計準則及制度編製，未經審計。

1.3 本公司副董事長兼總經理周躍進先生、財務總監高昉先生、財務部高級經理陳炳華先生聲明：保證本季度報告中財務會計報告的真實性及完整性。

1.4 此在香港刊登的二零零四年第三季度報告乃根據香港聯合交易所有限公司上市規則13.09(2)的有關規定而作出。

2 公司基本情況

2.1 公司基本信息

股票簡稱	廣州藥業	
股票代碼	600332 (A股)	0874 (H股)
	董事會秘書	證券事務代表
姓名	何舒華	黃雪貞
聯繫地址	中國廣東省廣州市沙面北街45號	中國廣東省廣州市沙面北街45號
電話	8620-81218119	8620-81218086
傳真	8620-81216408	8620-81216408
電子郵箱	hesh@gpc.com.cn	huangxz@gpc.com.cn
公司國際互聯網網址	http://www.gpc.com.cn	

財務資料

2.2.1 主要會計資料及財務指標

單位：人民幣元

項目	本報告期末	上年度期末	本報告期末比上年度期末增減(%)
總資產	4,987,408,076.83	4,707,039,445.98	5.96
股東權益(不含少數股東權益)	2,423,136,737.03	2,429,476,382.41	-0.26
每股淨資產	2.99	3.00	-0.26
調整後的每股淨資產	2.92	2.92	—

項目	本報告期(七至九月)	年初至本報告期末(一至九月)	本報告期比上年同期增減(%)
經營活動產生的現金流量淨額	102,843,857.74	227,434,070.32	33.31
每股收益	0.0114	0.0506	-75.35
淨資產收益率(%)	0.37	1.69	-75.00
扣除非經常性損益後的淨資產收益率(%)	0.45	1.89	-70.29

單位：人民幣元

非經常性損益項目(一至九月)	金額
處置長期股權投資及固定資產產生的損失	-3,131,443.51
各種形式的政府補貼	511,142.00
營業外收入	6,657,804.82
短期投資損益	909,511.75
扣除資產減值準備後的其他各項營業外支出	-9,871,676.66

按中國會計準則及制度編製的合併報表計算，於二零零四年一至九月期間，本集團營業額約為人民幣5,975,523千元，比去年同期增長11.55%；利潤總額約為人民幣123,275千元，比去年同期下降45.62%；淨利潤約為人民幣41,034千元，比去年同期下降68.68%。二零零四年一至九月期間本集團盈利下降的主要原因是：(1)受國內醫藥市場競爭激烈、藥品廣告管理政策等因素的影響，本集團製造業務部分產品的銷售增長放緩、業績下滑；(2)受大量平價藥房的湧現所帶來的衝擊以及國家藥品價格政策與抗生素限售政策等因素的影響，本集團於二零零四年一至九月期間貿易業務銷售毛利率持續下滑；(3)二零零四年一至九月期間，本公司之子公司—廣州市藥材公司計提存貨跌價準備為人民幣24,699千元，遣散員工補償費用為人民幣13,694千元。以上因素對本集團的整體業績造成重大影響。

本集團製造業務於二零零四年一至九月的營業額約為人民幣1,434,449千元，比去年同期增長1.30%；利潤總額約為人民幣135,267千元，同比下降20.18%。

二零零四年一至九月，製造業務的糖尿病藥、疏風活血藥和清熱解毒藥的銷售額分別比去年同期增長17.49%、4.85%及0.18%；止咳化痰利肺藥和胃腸用藥的銷售額則分別比去年同期下降25.95%與5.11%。

二零零四年一至九月，本集團貿易業務的營業額約為人民幣4,541,074千元，比去年同期增長15.24%；稅前虧損約為人民幣11,992千元。

截至二零零四年九月三十日止，本集團的醫藥零售網點共有203家，其中，主營中藥的「采芝林」藥業連鎖店115家，主營西藥的「健民」醫藥連鎖店88家。

本報告期內，本集團生產經營環境、宏觀政策及法規無發生重大變化。

3.1.1 佔主營收入或主營業務利潤總額10%以上的主營行業或產品情況

☑ 適用 ☐ 不適用

單位：人民幣元

分行業	主營業務收入	主營業務成本	毛利率(%)
中成藥製造	452,060,702.62	219,518,889.60	51.44
貿易	1,532,768,590.60	1,434,815,611.65	6.39
其中：關聯交易	24,487,233.78	22,350,501.26	8.73

單位：人民幣元

分產品	主營業務收入	主營業務成本	毛利率(%)
清熱解毒藥	148,242,251.08	83,657,984.81	43.57
糖尿病藥	83,891,078.09	26,461,264.40	68.46
止咳化痰利肺藥	38,125,862.21	20,668,082.02	45.79
疏風活血藥	44,108,835.72	15,125,203.41	65.71
胃腸用藥	22,358,068.53	13,195,036.46	40.98
其中：關聯交易	516,342.71	402,885.17	21.97

3.1.2 本集團經營的季節性或周期性特徵

☑ 適用 ☐ 不適用

本集團部分產品有一定的季節性，如夏桑菊、廣東涼茶顆粒等產品在二、三季度銷量較大，而止咳化痰利肺類藥品的銷售在秋冬季銷量較大。

3.1.3 本報告期利潤構成情況(主營業務利潤、其他業務利潤、期間費用、投資收益、補貼收入與營業外收支淨額在利潤總額中所佔比例與前一報告期相比的重大變動及原因的說明)

單位：人民幣元

項目	二零零四年七至九月 母公司	二零零四年七至九月 合併數	二零零三年七至九月 母公司	二零零三年七至九月 合併數
一、主營業務收入	—	1,984,829,293.22	—	1,779,288,921.04
減：主營業務成本	—	1,654,334,501.25	—	1,445,669,753.17
主營業務稅金及附加	—	5,141,394.43	—	5,821,856.97
二、主營業務利潤				
(虧損以「一」號填列)	—	325,353,397.54	—	327,797,310.90
加：其他業務利潤	2,381,495.93	9,749,935.73	-174,015.76	10,110,056.72
減：營業費用	—	131,787,936.36	—	121,614,919.12
管理費用	6,998,154.58	159,868,854.21	5,496,059.17	147,506,415.70
財務費用	-647,888.55	9,812,240.45	-369,479.20	7,111,419.04
三、營業利潤				
(虧損以「一」號填列)	-3,968,770.10	33,634,302.25	-5,300,595.73	61,674,613.76
加：投資收益	18,213,532.94	-459,294.94	39,377,507.34	997,840.63
補貼收入	—	511,142.00	—	95,281.00
營業外收入	3,907.00	2,458,002.89	—	1,279,083.40
減：營業外支出	75,863.15	3,922,359.29	43,713.74	140,868.33
四、利潤總額				
(虧損以「一」號填列)	14,172,806.69	32,221,792.91	34,033,197.87	63,905,950.46
減：所得稅	—	21,079,012.98	—	25,215,417.77
減：少數股東損益	—	1,917,172.04	—	1,295,658.84
加：未確認投資損失	—	—	—	—
五、淨利潤				
(虧損以「一」號填列)	14,172,806.69	9,225,607.89	34,033,197.87	37,394,873.85

項目	二零零四年一至九月 母公司	二零零四年一至九月 合併數	二零零三年一至九月 母公司	二零零三年一至九月 合併數
一、主營業務收入	—	5,975,523,425.34	—	5,356,721,400.00
減：主營業務成本	—	4,926,600,628.94	—	4,306,463,900.57
主營業務稅金及附加	—	18,835,693.94	—	18,442,625.37
二、主營業務利潤				
(虧損以「一」號填列)	—	1,030,087,102.46	—	1,031,814,874.06
加：其他業務利潤	4,176,351.95	28,138,088.01	-275,111.68	29,557,967.06
減：營業費用	—	410,446,927.21	—	371,507,945.33
管理費用	15,332,950.01	490,316,472.11	14,992,540.66	439,743,709.04
財務費用	-1,432,176.61	27,497,221.22	-2,406,757.67	16,857,373.61
三、營業利潤				
(虧損以「一」號填列)	-9,724,421.45	129,964,569.93	-12,860,894.67	233,263,813.14
加：投資收益	58,578,524.96	-1,236,735.44	145,047,515.48	874,466.92
補貼收入	—	511,142.00	—	276,208.28
營業外收入	10,807.00	6,746,074.21	—	1,943,727.93
減：營業外支出	172,331.72	12,709,799.24	54,846.36	9,653,340.53
四、利潤總額				
(虧損以「一」號填列)	48,692,578.79	123,275,251.46	132,131,774.45	226,704,875.74
減：所得稅	—	74,017,656.67	—	85,972,498.41
減：少數股東損益	—	8,223,342.19	—	9,724,116.29
加：未確認投資損失	—	—	—	—
五、淨利潤				
(虧損以「一」號填列)	48,692,578.79	41,034,252.60	132,131,774.45	131,008,261.04

2.3 前十名流通股股東持股情況

截至二零零四年九月三十日，持有本公司股票的股東戶數為48,583戶。其中，發起人國家股股東1戶，境內上市人民幣普通股(A股)股東48,540戶，境外上市外資股(H股)股東42戶。

單位：股

前十名流通股股東持股情況

股東名稱	期末持有流通股的數量	種類(A、B、H股或其他)
香港中央結算(代理人)有限公司	218,148,999	H股
HSBC Nominees (HongKong) Limited	862,000	H股
Wong Chung King	308,000	H股
鄧大凱	230,046	A股
徐偉平	220,000	A股
興和基金	216,354	A股
邢貴松	144,420	A股
張鵬	123,000	A股
劉志忠	120,000	A股
張洪印	120,000	A股

註： 根據香港中央結算(代理人)有限公司提供的資料，其持有的H股股份乃代多個客戶持有。

3 管理層討論與分析

3.1 經營活動總體狀況的簡要分析

廣州藥業及附屬企業(合稱「本集團」)主要從事(1)中成藥的製造與銷售；(2)西藥、中藥和醫療器械的批發、零售和進出口業務；(3)天然藥物和生物醫藥的研究開發。

項目	金額	佔利潤總額(%)	金額	佔利潤總額(%)	增減(+/-)幅度%
主營業務利潤	325,353,397.54	1009.73	704,733,704.92	773.98	30.46
其他業務利潤	9,749,935.73	30.26	18,388,152.28	20.19	49.83
期間費用	301,469,031.02	935.61	626,791,589.52	688.38	35.91
投資收益	-459,294.94	-1.43	-777,440.50	-0.85	-66.94
補貼收入	511,142.00	1.59	—	—	—
營業外收支淨額	-1,464,356.40	-4.54	-4,499,368.63	-4.94	-8.03

註： 本報告期主營業務利潤、其他業務利潤和期間費用佔利潤總額的比例較前一報告期增加的主要原因，主要為第三季度的利潤總額比第一、二季度的季平均利潤總額顯著減少所致。

3.1.4 主營業務及其結構與前一報告期相比發生重大變化的情況及原因說明

☐ 適用 ☑ 不適用

3.1.5 主營業務盈利能力(毛利率)與前一報告期相比發生重大變化的情況及其原因說明

☐ 適用 ☑ 不適用

3.2 重大事項及其影響和解決方案的分析說明

☐ 適用 ☑ 不適用

3.3 會計政策、會計估計、合併範圍變化以及重大會計差錯的情況及原因說明

☑ 適用 ☐ 不適用

二零零四年一至九月，本集團增加合併的子公司有2家。合併會計報表按財政部(1998)66號文《關於執行具體會計準則和「股份有限公司會計制度」有關會計問題解答》的規定，以被購買企業淨資產和經營的控制權實際上轉讓給購買企業的日期來確定廣西盈康藥業有限責任公司和廣州廣藥盈邦營銷有限公司的購買日或置入日。

被購買/置入企業名稱	購買日/置入日	本期末持股比例
廣西盈康藥業有限責任公司	二零零四年四月一日	51%
廣州廣藥盈邦營銷有限公司 (原廣藥集團盈邦營銷有限公司)	二零零四年二月二十七日	51%

3.4 經審計且被出具「非標意見」情況下董事會和監事會出具的相關說明

☐ 適用 ☑ 不適用

3.5 預測年初至下一報告期期末的累計淨利潤可能為虧損或者與上年同期相比發生大幅度變動的警示及原因說明

☑ 適用 ☐ 不適用

由於受到市場激烈競爭、本公司之子公司廣州市藥材公司經營業績顯著下降以及對其部分存貨計提跌價減值準備等因素的影響，本集團於二零零四年一至九月的淨利潤較去年同期下降68.68%。預計以上因素將會對本集團下一報告期的經營業績繼續產生較大的影響。

3.6 本公司對已披露的年度經營計劃或預算的滾動調整情況

☐ 適用 ☑ 不適用

4 其他事項

報告期內董事委任與離任情況

(1) 本公司於二零零四年九月九日召開第三屆第四次董事會會議，選舉周躍進先生為本公司第三屆董事會副董事長。

(2) 本公司於二零零四年九月九日召開第三屆第四次董事會會議，同意蔡志祥先生辭去本公司董事長兼董事職務，並於同日生效；同時，委託周躍進副董事長代行董事長職權直至新董事長選舉產生之日止。

註： 本公司及本集團的資產負債表、利潤表、現金流量表的全文已刊載於上海證券交易所網站：http://www.sse.com.cn

承董事會命
周躍進
副董事長

中國，廣州，二零零四年十月二十八日

本季度報告分別以中、英文兩種語言編訂，兩種文體若出現解釋上歧義時，以中文本為準。

截至本報告日，董事會成員包括執行董事周躍進先生與馮贊勝先生，及獨立非執行董事吳張先生、黃顯榮先生與張鶴鏞先生。

香港聯合交易所有限公司對本公告內容概不負責，對其準確性或完整性亦不會發表任何聲明，並明確表示概不會就本公告全部或任何部份內容而產生或因依賴該等內容而引致的任何損失承擔任何責任。



廣州藥業股份有限公司

GPC Guangzhou Pharmaceutical Company Limited

(在中華人民共和國註冊成立之股份有限公司)

(股份編號：0874)

二零零四年第二次臨時股東大會決議公告

本公司及董事會全體成員保證公告內容真實、準確和完整，對公告的虛假記載、誤導性陳述或者重大遺漏負連帶責任。

廣州藥業股份有限公司(以下簡稱「本公司」)二零零四年第二次臨時股東大會(以下簡稱為「臨時股東大會」)於二零零四年十一月一日上午十時在中國廣東省廣州市沙面北街四十五號二樓會議室舉行，與會之股東授權代表2人，代表股份數共520,880,000股，佔本公司股份總數約64.23%，(其中國家股513,000,000股，佔本公司股份總數約63.26%；H股7,880,000股，佔本公司股份總數約0.97%，符合《中華人民共和國公司法》及本公司章程對召開股東大會的規定。

截至臨時股東大會之日止，本公司已發行股份總數為810,900,000股；其持有人有權出席臨時股東大會並於會上就二零零四年九月十四日刊發的臨時股東大會通知中的第2及第3項議案表決贊成或反對。廣州醫藥集團有限公司(「廣藥集團」)為本公司控股股東，持有本公司已發行股份513,000,000股(約佔本公司已發行股份總數的63.26%)及其聯繫人就第1項關於本公司向廣州漢方現代中藥研究開發有限公司(「漢方公司」)增資的議案依規回避投票。因而，只有廣藥集團及其聯繫人以外的本公司股東(「獨立股東」)才有權就第1項議案進行表決，其持有本公司股份總數為297,900,000股，約佔本公司已發行股份總數的36.74%。並無任何股份持有人有權出席臨時股東大會但只可於會上就任何議案表決反對。

會議經過討論審議，並以記名投票表決的方式形成如下決議(議案詳情參見通知)：

以普通決議案方式：

一、 本公司向漢方公司增資的議案。

本公司控股股東——廣藥集團於本次臨時股東大會上就本項議案依規回避投票，由獨立股東對本項議案進行表決。表決結果為：同意票7,880,000股，佔表決股份總數的100%；反對票0股，佔0%；棄權票0股，佔0%。

二、 選舉楊榮明先生為本公司執行董事的議案，任期自獲委任之日起至新一屆董事會(「董事會」)成員選舉產生之日止。同意票519,228,000股，佔表決股份總數的99.68%；反對票0股，佔0%；棄權票1,652,000股，佔0.32%。

三、 選舉何舒華先生為本公司執行董事的議案，任期自獲委任之日起至新一屆董事會成員選舉產生之日止。同意票519,228,000股，佔表決股份總數的99.68%；反對票0股，佔0%；棄權票1,652,000股，佔 0.32%。

本公司的中國核數師廣州羊城會計師事務所有限公司所於本次臨時股東大會任投票表決之監票人。

本次臨時股東大會由廣東正平天成律師事務所章震亞律師見證，並出具了法律意見書：本公司二零零四年第二次臨時股東大會的召集、召開程序符合《公司法》和《公司章程》的規定，出席會議人員資格合法有效，本次臨時股東大會未有股東提出新提案，會議表決程序符合法律、法規和《公司章程》之規定，本次臨時股東大會通過的各項決議合法有效。

承董事會命
何舒華
董事會秘書

中國廣州，二零零四年十一月一日

於本公告日，本公司董事會成員包括執行董事楊榮明先生(於二零零四年十一月一日獲委任)、周躍進先生、馮贊勝先生與何舒華先生(於二零零四年十一月一日獲委任)，及獨立非執行董事吳張先生、黃顯榮先生與張鶴鏞先生。

附：

根據香港聯合交易所有限公司(以下簡稱「港交所」)上市規則第13.51(2)注解規定須予公佈的關於兩名新委任董事的資料如下：

(1) 董事簡歷：

楊榮明先生，51歲，研究生學歷，現任廣藥集團董事長兼總經理。楊先生於一九七零年十月份參加工作，曾先後擔任廣州味精食品廠副廠長、廣州奧桑味精食品有限公司副總經理、廣州鷹金錢企業集團公司董事兼總經理、廣州珠江啤酒集團有限公司董事長兼總經理、廣州珠江啤酒股份有限公司董事長。楊先生在企業管理、市場營銷等方面具有豐富的經驗。

何舒華先生，48歲，本公司副總經理兼董事會秘書，於一九八二年加入廣藥集團。何先生於一九八二年畢業於中山大學生物系，於一九九五年取得中山大學理學碩士學位。何先生同時亦為廣東省現場統計學會常務理事，廣州市十二屆人大代表。何先生自一九九七年起任本公司董事會秘書，自二零零一年九月起任本公司副總經理。何先生在企業管理、市場營銷等方面具有豐富的經驗。

楊先生與何先生於過去三年均未擔任任何上市公司之董事職務。

(2) 其他資料：

按本集團的薪酬政策，本公司董事及監事領取薪酬均由董事會提出建議，經年度股東周年大會通過授權董事會決定公司董事、監事服務報酬金額及支付方法。楊先生與何先生已獲委任，亦將按其相應的管理職位計算其基本薪金，並根據本公司的年度業績計算其年度獎金(其實施方案詳見於二零零二年二月二十八日分別於中國及香港刊登的二零零二年第一次臨時股東大會決議公告)。

除上述披露外，楊先生與何先生概無與本公司其他任何董事、監事、高級管理人員或主要或控股股東有任何關係。

於二零零四年十一月一日，何先生根據證券及期貨條例第(「證券及期貨條例」)第十五部第7及第8分部已知會本公司及港交所其於本公司或其任何相關聯法團(定義見證券及期貨條例第十五部)之股份、相關股份及債券中擁有之權益或淡倉，或必須列入本公司根據證券及期貨條例第352條保存的名冊內，或根據上市公司董事進行證券交易的標準守則應向本公司及港交所披露或必須列入在本公司根據證券及期貨條例第352條保存的名冊內，已知會本公司及港交所其於本公司或其任何相關聯法團(定義見證券及期貨條例「證券及期貨條例」第十五部)之股份、相關股份及債券中擁有之權益或淡倉如下：

姓名	權益類別	公司	股份數目
何舒華	個人	本公司(A股)	27,700

除上述披露外，於二零零四年十一月一日，楊先生與何先生概無根據證券及期貨條例第341條須知會本公司及港交所有關於本公司或其任何相關聯法團(定義見證券及期貨條例第十五部第7及第8分部)之股份、相關股份或債券中擁有任何權益或淡倉，或必須列入本公司根據證券及期貨條例第352條保存的名冊內，或根據上市公司董事進行證券交易的標準守則必須知會本公司及港交所的其他權益。

除上述披露外，董事會並不知悉任何須向本公司股東作出知會之其他事項。

第三屆第七次董事會會議決議公告

本公司及董事會全體成員保證公告內容的真實、準確和完整，對公告的任何虛假記載、誤導性陳述或者重大遺漏負連帶責任。

廣州藥業股份有限公司(以下簡稱「本公司」)第三屆第七次董事會會議於二零零四年十一月一日上午十一時半在本公司所在地中國廣東省廣州市沙面北街四十五號二樓會議室召開，會議應到董事7人，實到董事7名。周躍進先生主持了會議；本公司部分監事及高級管理人員列席了會議，符合《公司法》及本公司《章程》之規定。經過充分討論，到會董事對本次會議議案表決一致同意並決議如下：

一、 選舉楊榮明先生為本公司第三屆董事會董事長，任期自獲委任之日起至新一屆董事會産生之日止(簡歷已於二零零四年第二次臨時股東大會決議公告刊登)。

二、 審議通過修訂《董事會投資管理委員會實施細則》第三條關於投資管理委員會委員人數的條款及補選楊榮明先生、馮贊勝先生與何舒華先生為本屆投資管理委員會委員的議案。

本屆投資管理委員會委員組成：楊榮明先生、周躍進先生、馮贊勝先生與何舒華先生，其中，楊榮明先生任投資管理委員會主任。

三、 審議通過補選楊榮明先生與周躍進先生為本屆薪酬與考核委員會的議案。

本屆薪酬與考核委員會委員組成：楊榮明先生、周躍進先生、吳張先生、黃顯榮先生與張鶴鏞先生，其中，吳張先生任薪酬與考核委員會主任。

特此公告

廣州藥業股份有限公司
董事會

中國廣州，二零零四年十一月一日

於本公告日，董事會成員包括執行董事楊榮明先生(於二零零四年十一月一日獲委任)、周躍進先生、馮贊勝先生與何舒華先生(於二零零四年十一月一日獲委任)，及獨立非執行董事吳張先生、黃顯榮先生與張鶴鏞先生。

請同時參閱本公佈於英文虎報/香港經濟日報刊登的內容。

香港聯合交易所有限公司對本公告內容概不負責，對其準確性或完整性亦不會發表任何聲明，並明確表示概不會就本公告全部或任何部份內容而產生或因依賴該等內容而引致的任何損失承擔任何責任。



廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited

(在中華人民共和國註冊成立之股份有限公司)

(股份代號：0874)

第三屆第八次董事會會議決議公告

本公司及董事會全體成員保證公告內容的真實、準確和完整，對公告的任何虛假記載、誤導性陳述或者重大遺漏負連帶責任。

廣州藥業股份有限公司(以下簡稱「本公司」)第三屆第八次董事會會議於二零零四年十一月五日下午三時正在本公司所在地中國廣州市沙面北街45號二樓會議室召開，會議應到董事7人，實到董事7名，其中獨立董事張鶴鏞先生以電話通訊方式出席會議。楊榮明先生主持了會議；本公司部分監事及高級管理人員列席了會議，符合《公司法》及本公司《章程》之規定。經過充分討論，到會董事對本次會議議案表決一致同意並決議如下：

1. 關於同興藥業有限公司(以下簡稱「同興藥業」)向廣州王老吉藥業股份有限公司(以下簡稱「王老吉藥業」)增資的議案；
2. 關於廣州醫藥集團有限公司(以下簡稱「廣藥集團」)與本公司簽訂《商標許可協議補充協議》的議案；
3. 關於廣藥集團與王老吉藥業簽訂《商標許可合同》的議案；及
4. 關於提請召開臨時股東大會與類別股東大會審議關於同興藥業向王老吉藥業增資的議案(臨時股東大會及類別股東大會召開日期待確定後再另行公佈)。

特此公告

廣州藥業股份有限公司
董事會

中國廣州，二零零四年十一月五日

於本公告日，董事會成員包括執行董事楊榮明先生、周躍進先生、馮贊勝先生與何舒華先生，及獨立非執行董事吳張先生、黃顯榮先生與張鶴鏞先生。

香港聯合交易所有限公司對本公告之內容概不負責，對其準確性或完整性亦不會發表任何聲明，並明確表示概不會就本公告全部或任何部份內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。

GPC

廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited

(於中華人民共和國成立之股份有限公司)

(股份代號：0874)

須予披露交易：
認購廣州王老吉葯業股份有限公司之新股
及視作攤薄於該公司之股權
及
持續關連交易

認購

於二零零四年十一月八日，王老吉與同興藥業訂立認購協議，同興藥業同意以總代價人民幣168,880,000元(相當於每股認購股份約人民幣1.71664元)認購股份(即98,378,439股新王老吉股份)。認購股份佔王老吉現有註冊資本約92.48%及王老吉經認購擴大後註冊資本約48.0465%。本公司目前持有王老吉約92.48%權益。緊隨認購完成後，本公司於王老吉之權益將下降至約48.0465%。此外，於二零零四年十一月八日，王老吉股東與同興藥業訂立股東合同及公司章程(修正本)，以記錄雙方就(其中包括)認購及王老吉之管理及業務所議定之安排。

認購股份之代價約為每股人民幣1.71664元，較王老吉股份於二零零四年七月三十一日經審核每股資產淨值約人民幣1.313元溢價約30.74%。

認購協議、股東合同及公司章程(修正本)須待達成以下條件後方可作實：(i)王老吉董事會及王老吉股東大會決議批准認購、認購協議及其所述之事宜；(ii)本公司股東於臨時股東大會上以特別決議批准認購；(iii)本公司內資股股東及H股股東於類別股東大會上以特別決議案批准認購；(iv)中華人民共和國商務部批准認購，於認購後王老吉變更為外商投資的股份公司、認購協議及更改公司章程(修正本)；(v)王老吉向同興藥業出具王老吉自二零零四年一月一日至二零零四年七月三十一日期間以反映其資產及財務狀況的審計報告；及(vi)同興藥業提供獲王老吉接納之香港註冊銀行就同興藥業在認購協議項下的義務出具的履約擔保。

同興藥業及其實益擁有人為獨立第三方。認購構成本公司之須予披露交易(定義見上市規則)。由於王老吉為本集團之主要附屬公司，而根據上市規則第19A.38條，認購構成重大攤薄，本公司將就認購分別於本公司臨時股東大會及內資股與H股股東類別股東大會上取得股東以特別決議案作出之批准。

王老吉之商標

根據商標許可協議，廣藥集團授予本集團一項獨家使用權，在本集團現時所生產及日後將生產的所有產品上使用38個為廣藥集團擁有的許可商標，初步使用期限為商標許可協議訂立之日起10年。除非廣藥集團於初步期限到期日前三個月發出終止通知，否則商標許可協議到期後本公司可自動續期10年。根據商標許可協議，本公司將就使用許可商標每年支付許可費，費用乃按以中國適用會計準則編製之綜合賬目所反映本公司總銷售淨額0.1%之基準計算，並於每季結束後支付。認購協議完成後，王老吉將不再為本公司之附屬公司，而將成為本公司之聯營公司。因此，該公司不可使用商標許可協議中之許可商標。於二零零四年十一月八日，本公司與廣藥集團訂立補充許可協議，據此，本公司已同意終止王老吉產品目前使用之王老吉商標之獨家使用權。於二零零四年十一月八日，廣藥集團與王老吉訂立王老吉商標許可協議，據此，廣藥集團將就於中國製造之現有產品，授予王老吉使用王老吉商標之獨家使用權、連同王老吉有獨家使用權之5個額外王老吉商標，以及王老吉並無獨家使用權之3個額外商標，期限為王老吉商標許可協議生效日至廣藥集團不擁有王老吉商標所有權之日止。根據王老吉商標許可協議，王老吉將支付年度許可費用予廣藥集團，款額相等於王老吉按照適用中國會計準則編製之經審核綜合賬目所示王老吉總銷售淨額0.1%，並於每季結束後支付。待(i)同興藥業成為王老吉股東；及(ii)王老吉成為外商投資股份公司後，王老吉將支付年度許可費用予廣藥集團，款額相等於王老吉按照適用中國會計准則編製之綜合賬目所示王老吉之總銷售淨額2.1%，並於每季結束後支付。此外，根據補充許可協議，認購完成及王老吉變更為外商投資股份公司後，本公司將有權獲得廣藥集團應收王老吉之年度許可費用之47%。

另外，根據補充許可協議，廣藥集團已就本集團可能開發及生產之產品授予本集團另外36個商標之獨家使用權。

由於廣藥集團為本公司之控股股東，持有本公司約63.26%之股權，根據上市規則第14A章，補充許可協議構成本公司之持續關連交易。經覆核王老吉近三年之營業額後，董事估計根據補充許可協議按年度基準計算之代價不超過10,000,000港元(相等於人民幣10,600,000元)。按此基準，根據上市規則第14A.34條，補充許可協議僅須遵守披露規定，但毋須遵守獨立股東批准之規定。倘根據補充許可協議按年度基準計算之代價日後超過10,000,000港元(相等於人民幣10,600,000元)，本公司必須遵守上市規則第14A章之條文。

一般資料

載有(其中包括)認購之進一步詳情、臨時股東大會通告、H股股東類別股東大會通告及內資股股東類別股東大會通告之通函，將分別儘快送予股東、H股股東及內資股股東。

於二零零四年十一月八日訂立之認購協議

協議雙方：

(i) 認購股份之認購方：同興藥業

(ii) 認購股份之發行方：王老吉

認購

根據認購協議，王老吉同意透過同興藥業以代價人民幣168,880,000元認購股份(即98,378,439股新王老吉股份)之方式增加註冊資本。認購股份約佔王老吉現有註冊資本之92.48%及王老吉經認購股份擴大後註冊資本之48.0465%。本公司於王老吉之權益將由於認購而從現時92.48%減少至約48.0465%。目前，王老吉董事會包括6名董事，而本公司已提名6名王老吉董事。根據股東合同及公司章程(修正本)，王老吉

(iv) 中華人民共和國商務部批准認購、於認購後王老吉變更為外商投資股份公司、認購協議及更改公司章程(修正本)；

(v) 王老吉向同興藥業出具王老吉自二零零四年一月一日至二零零四年七月三十一日期間以反映其資產及財務狀況的審計報告；及

(vi) 同興藥業提供獲王老吉接納之香港註冊銀行就同興藥業在認購協議項下的義務出具的履約擔保。

完成

待達成認購協議所有相關條件後，將於廣州市工商行政管理局變更登記手續辦理完畢並發出王老吉新營業執照(反映其新註冊資本及其新股權架構)之日完成。預期王老吉新營業執照將於會計師事務所(獨立第三方)出具驗資報告之日起30個工作日內

另外，根據補充許可協議，廣藥集團已就本集團將予開發及生產之產品授予本集團另外36個商標之獨家使用權。

由於廣藥集團為本公司之控股股東，持有本公司約63.26%之股權，根據上市規則第14A章，補充許可協議構成本公司之持續關連交易。經覆核王老吉近三年之營業額後，董事估計根據補充許可協議按年度基準計算之代價不超過10,000,000港元(相等於人民幣10,600,000元)。按此基準，根據上市規則第14A.34條，補充許可協議僅須遵守披露規定，但毋須獲得獨立股東批准。倘根據補充許可協議按年度基準計算之代價日後超過10,000,000港元(相等於人民幣10,600,000元)，本公司必須遵守上市規則第14A章之條文。

一般資料

王老吉董事會。

此外，於二零零四年十一月八日，王老吉股東與同興藥業訂立股東合同及公司章程(修正本)，以記錄雙方就(其中包括)認購及王老吉之管理及業務所議定之安排。

認購完成後，王老吉將變更為外商投資股份公司，自取得中國相關機構批准王老吉變更成為外商投資股份公司之日起為期10年。認購完成後，王老吉將成為本公司之聯營公司。

因此，有關同興藥業收購王老吉權益之認購構成本公司之須予披露交易及本公司於王老吉股權之視作攤薄(定義見上市規則)。由於王老吉為本集團之主要附屬公司，而根據上市規則第19A.38條，認購構成重大攤薄，因此，本公司須分別於類別股東大會、內資股股東及H股股東類別股東大會上取得股東(即內資股股東及外資股股東)以特別決議案作出之批准。

代價

認購股份之代價為人民幣168,880,000元(即每股認購股份約人民幣1.71664元)。於達成認購協議所載之所有條件後，同興藥業將於90日內以現金支付人民幣168,880,000元之總代價。

王老吉擬以下列方式使用認購所得款項：(i)約人民幣45,000,000元將用於擴展及加強王老吉產品於中國廣東省以外之省、市及地區之現有銷售及分銷網絡，以及於海外市場發展王老吉產品之銷售及分銷網絡；(ii)約人民幣90,000,000元將用於改善王老吉之生產能力；及(iii)餘款將撥作王老吉之額外營運資金。

董事估計，認購將會令本公司於王老吉之股權視作攤薄，並產生約人民幣17,000,000元之收益。

認購協議、股東合同及公司章程(修正本)之條款(包括認購股份之代價)乃經本公司、王老吉、王老吉股東及同興藥業公平協商，並考慮(i)下文「認購原因」一段所載之因素；(ii)王老吉股份於二零零三年十二月三十一日之經審核每股資產淨值約為每股人民幣1.329元；(iii)王老吉股份於二零零四年七月三十一日之經審核每股資產淨值約為每股人民幣1.313元；(iv)王老吉股份面值為每股人民幣1元；及(v)獨立第三方廣州中天衡評估有限公司於二零零四年七月三十一日所作之估值約為人民幣172,000,000元。自一九九九年以來，廣州中天衡評估有限公司已取得國家國有資產管理局及中國證券監督管理委員會就中國之公眾公司進行資產估值取得批文。每股認購股份之代價約為人民幣1.71664元，較二零零四年七月三十一日經審核王老吉股份每股資產淨值約人民幣1.313元溢價約30.74%。

根據認購協議，同興藥業須於認購協議之日起7日內向本公司指定銀行賬戶存入相當於人民幣8,880,000元的港幣按金。該筆按金連同有關應計利息將於支付認購股份之最後一期分期代價款項前3日內退還予同興藥業。倘同興藥業於認購協議規定支付代價之時間後30個工作日內未能支付認購股份代價，則王老吉將沒收該筆按金。

認購股份之代價將以下列方式支付：(i)30%之代價(即人民幣50,664,000元，約相等於47,796,000港元)將於達成所有認購協議所載條件後30日內支付；(ii)35%之代價(即人民幣59,108,000元，約相等於55,762,000港元)將於達成所有認購協議所載條件後60日內支付；及(iii)餘下35%之代價(即人民幣59,108,000元，約相等於55,762,000港元)將於達成所有認購協議所載條件後90日內支付。

董事認為認購協議之條款公平合理。董事認為認購符合本公司及股東之整體利益。

限制轉讓認購股份及限制發行同興藥業新股

根據認購協議，同興藥業已同意於王老吉經營期限內，在對若干或所有認購股份進行轉讓、抵押或作出其他形式之質押前，須取得本公司之事先書面同意。

根據股東合同，同興藥業已進一步承諾，於股份公司有效存續的首3年內，不得向任何個人(除同興藥業現有股東外)發行任何同興藥業新股，亦不得接受辦理同興藥業現有五個股東之股份轉讓。

收購王老吉商標及其使用權之意向

根據股東合同，同興藥業已承諾協助王老吉以公平市場價值或專業估值師作出之獨立估值，收購於目前由獨立第三方擁有之香港或海外註冊之王老吉商標及其於香港或海外之使用權。

認購條件

待以下條件達成後，認購方告完成：

(i) 王老吉董事會及王老吉股東大會決議批准認購、認購協議及其所述之事宜；

(ii) 本公司股東於臨時股東大會上以特別決議案批准認購；

(iii) 本公司內資股股東及H股股東於類別股東大會以特別決議案作出批准；

緊隨認購完成前及完成後之王老吉股權架構載列如下：

王老吉股東	緊隨認購完成前 王老吉股份數目	概約百分比	緊隨認購完成後 王老吉股份數目	概約百分比
本公司	98,378,439	92.48	98,378,439	48.0465
王老吉員工	8,000,000	7.52	8,000,000	3.9070
同興藥業	—	—	98,378,439	48.0465
合計	106,378,439	100.00	204,756,878	100.000

有關本集團、王老吉及同興藥業之資料

本集團

本集團主要從事(i)中成藥之製造及銷售；(ii)中西藥品及醫療器械之批發、零售及進出口；及(iii)於中國進行天然藥物及生物醫藥之研究與開發。

王老吉

王老吉為本公司之非全資附屬公司。該公司主要從事在中國生產、加工及銷售中藥產品(如保濟丸及小兒七星茶)及保健產品(如廣東涼茶顆粒)。王老吉之財務報表(根據中國會計準則編製)載列如下：

	於二零零二年十二月三十一日 人民幣千元 (經審核)	於二零零三年十二月三十一日 人民幣千元 (經審核)	於二零零四年七月三十一日 人民幣千元 (經審核)
資產淨值	133,511	141,373	139,694

	截至二零零二年十二月三十一日止年度 人民幣千元 (經審核)	截至二零零三年十二月三十一日止年度 人民幣千元 (經審核)	截至二零零四年七月三十一日止七個月 人民幣千元 (經審核)
稅前溢利	24,573	33,542	18,305
稅後溢利	15,639	18,810	11,487

同興藥業

同興藥業為一間於香港註冊成立之公司，由獨立第三方實益擁有。同興藥業之已發行股份之實益擁有人於零售業及中藥產品方面具有豐富經驗。同興藥業之唯一目的為持有認購股份。

認購原因

同興藥業之實益擁有人在海外銷售中藥方面具有豐富經驗，並擁有在香港及東南亞銷售中藥之廣大海外市場網絡。王老吉可憑藉同興藥業之海外市場網絡發展王老吉產品之國際市場。鑒於同興藥業之已發行股份之實益擁有人之實力，董事認為認購符合股東之整體利益。

王老吉之商標

據商標許可協議，廣藥集團授予本集團一項獨佔許可，在本集團現時所生產及日後將生產的所有產品上使用38個廣藥集團擁有的商標(「許可商標」)，初步使用期限為商標許可協議訂立之日起10年。除非廣藥集團於初步期限到期日前三個月發出終止通知，否則商標許可協議到期後本公司可自動續期10年。根據商標許可協議，本公司將就使用許可商標支付年費(「許可費」)，費用乃按以中國適用會計準則編製之綜合賬目所反映本公司總銷售淨額0.1%之基準計算，並於每季結束後支付。認購協議完成後，王老吉將不再為本公司之附屬公司，而將成為本公司之聯營公司。因此，該公司不可使用商標許可協議中之許可商標。於二零零四年十一月八日，本公司與廣藥集團訂立補充許可協議，據此，本公司已同意終止王老吉產品目前使用之5個商標(「王老吉商標」)之獨家使用權。於二零零四年十一月八日，廣藥集團與王老吉訂立王老吉商標許可合同，據此，廣藥集團將就於中國製造之現有產品，授予王老吉使用王老吉商標之獨家使用權，連同王老吉有獨家使用權之5個額外王老吉商標，以及王老吉並無獨家使用權之3個額外商標，期限為王老吉商標許可合同生效日至廣藥集團不擁有王老吉商標所有權之日。根據王老吉商標許可合同，於認購完成前，王老吉將支付年度許可費用，該額相等於按照適用中國會計準則編製之經審核綜合賬目所示王老吉總銷售淨額0.1%，並於每季結束後支付。待(i)同興藥業成為王老吉股東；及(ii)王老吉變更為外商投資的股份公司後，王老吉將支付年度許可費用，該額相等於按照適用中國會計準則編製之綜合賬目所示王老吉總銷售淨額2.1%，並於每季結束後支付。此外，根據補充許可協議，王老吉變更為外商投資的股份公司後，本公司將有權獲得廣藥集團應收王老吉之年度許可費用之47%。

股股東。

釋義

在本公告內，除文義另有所指外，下列詞語具有以下涵義：

「公司章程」(修正本)	王老吉股東與同興藥業於二零零四年十一月八日簽署之公司章程(修正本)
「董事會」	董事會
「本公司」	廣州藥業股份有限公司，一間於中國註冊成立之公司，該公司之股份於香港聯合交易所有限公司及上海證券交易所上市
「董事」	本公司之董事
「內資股股東」	內資股持有人
「臨時股東大會」	本公司將召開之股東臨時股東大會，以審議及批准認購協議
「同興藥業」	Golden Force Pharmacy Limited，於香港註冊成立之公司，其實益擁有人為獨立第三方
「本集團」	本公司及其附屬公司
「廣藥集團」	廣州醫藥集團有限公司，於中國註冊成立之國有企業及本公司之控股股東，目前持有本公司約63.26%之股份權益
「香港」	中國香港特別行政區
「港元」	港元，香港法定貨幣
「H股股東」	H股持有人
「獨立第三方」	與本公司、其附屬公司、本公司或其附屬公司董事、行政總裁或主要股東或其各自聯繫人(定義見上市規則)無關聯之獨立第三方
「上市規則」	香港聯合交易所有限公司證券上市規則
「中國」	中華人民共和國
「人民幣」	人民幣，中國之法定貨幣
「股份」	本公司之股份
「股東」	本公司之股東
「股東合同」	王老吉股東與同興藥業於二零零四年十一月八日訂立之股東合同
「認購」	同興藥業根據認購協議認購認購股份
「認購協議」	同興藥業與王老吉股東於二零零四年十一月八日訂立之認購協議書
「認購股份」	同興藥業根據認購協議同意認購之98,378,439股新王老吉股份
「補充許可協議」	本公司與廣藥集團於二零零四年十一月八日訂立之補充許可協議
「商標許可協議」	廣藥集團與本公司於一九九七年九月一日訂立之商標許可協議
「王老吉」	廣州王老吉药業股份有限公司，一間於中國註冊成立之股份公司，目前為本公司持有92.48%權益之附屬公司
「王老吉股份」	王老吉註冊資本中人民幣1元之股份
「王老吉股東」	王老吉現有股東，即本公司及作為獨立第三方之王老吉員工
「王老吉商標許可協議」	王老吉與廣藥集團於二零零四年十一月八日訂立之商標許可協議
「%」	百分比

承董事會命
何舒華
公司秘書

中國廣州，二零零四年十一月八日

附註：

於本公告中，人民幣與港元之兌換率為1港元=人民幣1.06元，僅供參考。

於本公告日，董事會包括執行董事楊榮明先生、周躍進先生、何舒華先生及馮贊勝先生及獨立非執行董事吳張先生、黃顯榮先生及張鶴鏞先生

香港聯合交易所有限公司對本公告內容概不負責，對其準確性或完整性亦不會發表任何聲明，並明確表示概不會就本公告全部或任何部份內容而產生或因依賴該等內容而引致的任何損失承擔任何責任。



GPC

廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited

(在中華人民共和國註冊成立之股份有限公司)

(股份代號：0874)

第三屆第九次董事會會議決議公告

廣州藥業股份有限公司(以下簡稱「本公司」)第三屆第九次董事會會議於二零零四年十一月二十六日下午二時三十分在本公司所在地中國廣東省廣州市沙面北街45號二樓會議室召開，會議應到董事7人，實到董事7名，其中獨立董事吳張先生、黃顯榮先生及張鶴鏞先生分別以電話通訊方式出席會議。董事長楊榮明先生主持了會議；本公司部分監事及高級管理人員列席了會議，符合《公司法》及本公司《章程》之規定。經過會議討論，到會董事一致表決同意，接受本公司總經理周躍進先生提出辭去本公司總經理職務，並對周躍進先生在任總經理期間為本公司所作的努力和貢獻表示感謝；同時，董事會審議通過聘任謝彬先生(簡歷附後)為本公司總經理，於同日生效，其任期自獲委任之日起至新一屆董事會成員選舉產生之日止。

特此公告

承董事會命
何舒華
董事會秘書

中國廣州，二零零四年十一月二十六日

於本公告日，本公司董事會成員包括執行董事楊榮明先生、周躍進先生、馮贊勝先生與何舒華先生，及獨立非執行董事吳張先生、黃顯榮先生與張鶴鏞先生。

此在香港刊登的公告乃根據香港聯合交易所有限公司證券上市規則13.09(2)的有關規定而作出。

附：謝彬先生簡歷：

謝彬，男，漢族，46歲，理學碩士，經濟師，一九七四年八月參加工作，中共黨員。曾先後擔任廣州白雲山中藥廠廠長，廣州白雲山製藥總廠廠長，廣州白雲山製藥股份有限公司副總經理、總經理及董事等職務。謝先生在企業管理、市場營銷等方面有豐富經驗。



廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited

(於中華人民共和國成立之股份有限公司)

(H股代號：0874)

關於召開二零零四年第三次臨時股東大會通告

廣州藥業股份有限公司(以下簡稱「本公司」)及本公司董事會全體成員(以下簡稱「董事會」)保證大會通告內容的真實、準確和完整，對大會通告的虛假記載、誤導性陳述或者重大遺漏負個別及連帶責任。

重要內容提示

- 二零零四年第三次臨時股東大會(以下簡稱「臨時股東大會」)召開時間：二零零四年十二月三十日(星期四)上午十時正。
- 臨時股東大會召開地點：中華人民共和國(「中國」)廣東省廣州市沙面北街45號二樓本公司會議室。
- 臨時股東大會方式：現場。
- 重大提案(特別決議案)：同興藥業有限公司(以下簡稱「同興藥業」)向廣州王老吉藥業股份有限公司(以下簡稱「王老吉藥業」)增資的議案。

1. 召開臨時股東大會基本情況

(1) 本公司第三屆第八次董事會會議(以下簡稱「該董事會會議」)審議通過了關於召開臨時股東大會的議案。

(2) 臨時股東大會召開時間：二零零四年十二月三十日(星期四)上午十時正。

(3) 臨時股東大會召開地點：
中國廣東省廣州市沙面北街45號二樓本公司會議室。

2. 臨時股東大會審議事項

以特別決議案方式審議並通過以下議案：

「動議通過同興藥業根據同興藥業與王老吉藥業於二零零四年十一月八日訂立之認購協議之條款及條件，認購王老吉藥業之98,378,439股新股份(以下簡稱「認購」)(本公司為王老吉藥業現時之主要股東，擁有其目前股本權益約92.48%，而有關認購之詳情已刊載於本公司於二零零四年十一月十二日向股東發出的通函)；並謹此授權本公司董事代表本公司簽署、蓋章、訂立、完善及寄發一切有關文件及契約，並作出其全權酌情認為對執行認購所必須或適當並符合本公司利益的一切有關行動、事項及事情。」

認購已於該董事會會議審議通過，並於二零零四年十一月九日在中國內地及中國香港刊登有關決議。

3. 臨時股東大會出席對象

(1) 截至二零零四年十一月二十九日(星期一)下午交易結束後登記在冊的本公司內資股股東及境外上市外資股(以下簡稱「H股」)股東(包括在二零零四年十一月二十九日或之前已成功遞交經核實股東過戶申請文件的H股股東)均有權出席臨時股東大會。由二零零四年十一月三十日(星期二)起至二零零四年十二月二十九日(星期三)止(包括首尾兩天)，本公司將暫停辦理H股過戶登記手續。

(2) 凡有權出席臨時股東大會，並有表決權的股東均可委任一位或多位人士(不論該人士是否為股東)作為其代表，代其出席臨時股東大會及投票。委任超過一名代表的股東，其代表只能以投票方式行使表決權；代理委託書及經公證人證明的授權委託書及其他授權文件(如有)必須於臨時股東大會或其任何續會舉行24小時前送達本公司之辦公地址，方為有效。

(3) 本公司董事、監事、高級管理人員。

4. 臨時股東大會登記辦法

(1) 出席臨時股東大會的個人股東持本人身份證、股東賬戶卡；委託代理人持代理委託書、委託人及代理人身份證、委託人股東賬戶卡辦理登記手續；社會法人股東持營業執照複印件、其法人代表簽署之授權委託書、股東賬戶卡、出席人身份證辦理登記手續。異地股東可用信函、電話或傳真方式登記。

(2) 登記時間及地點：

登記時間	：	二零零四年十二月九日(星期四)上午八時三十分至十一時三十分，下午二時正至四時三十分
登記地點	：	中國廣東省廣州市沙面北街45號二樓董事會秘書處

5. 其他事項

(1) 本公司聯繫地址：中國廣東省廣州市沙面北街45號二樓
廣州藥業股份有限公司

郵政編碼	：510130
聯繫人	：何舒華
聯繫電話	：(86)20-8121 8119　傳真：(86)20-8121 6408

(2) 中國證券登記結算有限責任公司上海分公司地址：
中國上海市陸家嘴東路166號中國保險大廈36樓。

香港證券登記有限公司地址：
香港皇后大道東183號合和中心46樓。

(3) 預計臨時股東大會為期半天，與會股東交通費、食宿等費用自理。

6. 備查文件

該董事會會議決議及公告。

承董事會命
何舒華
董事會秘書

中國廣州，二零零四年十一月十二日

於本大會通告日，董事會成員包括執行董事楊榮明先生、周躍進先生、馮贊勝先生與何舒華先生，及獨立非執行董事吳張先生、黃顯榮先生與張鶴鏞先生。

關於召開境外上市外資股股東之
類別股東大會通告

廣州藥業股份有限公司（以下簡稱「本公司」）及本公司董事會全體成員（以下簡稱「董事會」）保證大會通告內容的真實、準確和完整，對大會通告的虛假記載、誤導性陳述或者重大遺漏負個別及連帶責任。

重要內容提示

- 本公司境外上市外資股（以下簡稱「H股」）股東之類別股東大會（以下簡稱「類別股東大會」）召開時間：二零零四年十二月三十日（星期四）上午十一時正（或緊隨於同日在同一地點舉行之二零零四年第三次臨時股東大會（以下簡稱「臨時股東大會」）結束或休會後）。
- H股類別股東大會召開地點：中華人民共和國（「中國」）廣東省廣州市沙面北街45號二樓本公司會議室。
- H股類別股東大會舉行方式：現場。
- 重大提案（特別決議案）：同興藥業有限公司（以下簡稱「同興藥業」）向廣州王老吉藥業股份有限公司（以下簡稱「王老吉藥業」）增資的議案。

1. 召開H股類別股東大會會議基本情況

(1) 本公司第三屆第八次董事會會議（以下簡稱「該董事會會議」）審議通過了關於召開H股類別股東大會的議案。

(2) H股類別股東大會召開時間：二零零四年十二月三十日（星期四）上午十一時正（或緊隨於同日在同一地點舉行之臨時股東大會結束或休會後）。

(3) H股類別股東大會召開地點：
中國廣東省廣州市沙面北街45號二樓本公司會議室。

2. **H股類別股東大會審議事項**

以特別決議案方式審議並通過以下議案：

「動議通過同興藥業根據同興藥業與王老吉藥業於二零零四年十一月八日訂立之認購協議之條款及條件，認購王老吉藥業之98,378,439股新股份(以下簡稱「認購」)(本公司為王老吉藥業現時之主要股東，擁有其目前股本權益約92.48%，而有關認購之詳情已刊載於本公司於二零零四年十一月十二日向股東發出的通函)，並謹此授權本公司董事代表本公司簽署、蓋章、訂立、完善及寄發一切有關文件及契約，並作出其全權酌情認為對執行認購所必須或適當並符合本公司利益的一切有關行動、事項及事情。」

認購已於該董事會會議審議通過，並於二零零四年十一月九日在中國內地及中國香港刊登有關決議。

3. **H股類別股東大會出席對象**

(1) 截至二零零四年十一月二十九日(星期一)下午交易結束後登記在冊的H股股東(包括在二零零四年十一月二十九日或之前已成功遞交經核實股東過戶申請文件的H股股東)均有權出席H股類別股東大會。由二零零四年十一月三十日(星期二)起至二零零四年十二月二十九日(星期三)止(包括首尾兩天)，本公司將暫停辦理H股過戶登記手續。

(2) 凡有權出席H股類別股東大會並於會上投票的H股股東均可委派一位或多位代表出席H股類別股東大會並代其投票(代表毋須為本公司股東)。委任超過一名代表的H股股東，其代表只能以投票方式行使表決權。代理委託書及經公證的授權委託書或其他授權文件(如有)，須於H股類別股東大會或其任何續會召開前二十四小時存置於本公司辦事處，方為有效。

(3) 本公司董事、監事、高級管理人員。

4. **H股類別股東大會登記辦法**

(1) 出席H股類別股東大會的個人H股股東持本人身份證、股東賬戶卡；委託代理人持代理委託書、委託人及代理人身份證、委託人股東賬戶卡辦理登記手續；H股社會法人股東持營業執照複印件、其法人代表簽署之授權委託書、股東賬戶卡、出席人身份證辦理登記手續。異地股東可用信函、電話或傳真方式登記。

(2) 登記時間及地點：

登記時間　：　二零零四年十二月九日(星期四)上午八時三十分至十一時三十分，下午二時正至四時三十分

登記地點　：　中國廣東省廣州市沙面北街45號二樓董事會秘書處

5.　其他事項

(1) 本公司聯繫地址：中國廣東省廣州市沙面北街45號二樓
廣州藥業股份有限公司
郵政編碼：510130
聯繫人：何舒華
聯繫電話：(86)20-8121 8119　傳真：(86)20-8121 6408

(2) 香港證券登記有限公司地址：
香港皇后大道東183號合和中心46樓

(3) 預計本次H股類別股東大會為期半天，與會股東交通費、食宿等費用自理。

6.　備查文件

該董事會會議決議及公告。

承董事會命
何舒華
董事會秘書

中國廣州，二零零四年十一月十二日

於本大會 通告日，董事會成員包括執行董事楊榮明先生、周躍進先生、馮贊勝先生與何舒華先生，及獨立非執行董事吳張先生、黃顯榮先生與張鶴鏞先生。

關於召開內資股股東之類別股東大會通告

廣州藥業股份有限公司(以下簡稱「本公司」)及本公司董事會全體成員(以下簡稱「董事會」)保證大會通告內容的真實、準確和完整,對大會通告的虛假記載、誤導性陳述或者重大遺漏負連帶及個別責任。

重要內容提示

- 本公司內資股股東之類別股東大會(以下簡稱「內資股類別股東大會」)召開時間:二零零四年十二月三十日(星期四)上午十一時半(或緊隨於同日在同一地點舉行之二零零四年第三次臨時股東大會(以下簡稱「臨時股東大會」)及H股類別股東大會結束或休會後)。
- 內資股類別股東大會召開地點:中華人民共和國(「中國」)廣東省廣州市沙面北街45號二樓本公司會議室。
- 內資股類別股東大會舉行方式: 現場。
- 重大提案(特別決議案):同興藥業有限公司(以下簡稱「同興藥業」)向廣州王老吉藥業股份有限公司(以下簡稱「王老吉藥業」)增資的議案。

1. 召開內資股類別股東大會基本情況

(1) 本公司第三屆第八次董事會會議(以下簡稱「該董事會會議」)審議通過了關於召開內資股類別股東大會的議案。

(2) 內資股類別股東大會召開時間:二零零四年十二月三十日(星期四)上午十一時半(或緊隨於同日在同一地點舉行之臨時股東大會及H股類別股東大會結束或休會後)。

(3) 內資股類別股東大會召開地點:
中國廣東省廣州市沙面北街45號二樓本公司會議室。

2. 內資股類別股東大會審議事項

以特別決議案方式審議並通過以下議案：

「動議通過同興藥業根據同興藥業與王老吉藥業於二零零四年十一月八日訂立之認購協議之條款及條件，認購王老吉藥業之98,378,439股新股份(以下簡稱「認購」)(本公司為王老吉藥業現時之主要股東，擁有其目前股本權益約92.48%，而有關認購之詳情已刊載於本公司於二零零四年十一月十二日向股東發出的通函)，並謹此授權本公司董事代表本公司簽署、蓋章、訂立、完善及寄發一切有關文件及契約，並作出其全權酌情認為對執行認購所必須或適當並符合本公司利益的一切有關行動、事項及事情。」

認購已於該董事會會議審議通過，並於二零零四年十一月九日在中國內地及中國香港刊登有關決議。

3. 內資股類別股東大會出席對象

(1) 截至二零零四年十一月二十九日(星期一)下午交易結束後登記在冊的本公司內資股股東。

(2) 凡有權出席內資股類別股東大會，並有表決權的內資股股東均可委任一位或多位人士(不論該人士是否為股東)作為其代表，代其出席內資股類別股東大會及投票。委任超過一名代表的內資股股東，其代表只能以投票方式行使表決權；代理委託書及經公證人證明的授權委託書及其他授權文件(如有)必須於內資股類別股東大會或其任何續會舉行24小時前送達本公司之辦公地址，方為有效。

(3) 本公司董事、監事、高級管理人員。

4. 內資股類別股東大會登記辦法

(1) 出席內資股類別股東大會的內資股個人股東持本人身份證、股東賬戶卡；委託代理人持代理委託書、委託人及代理人身份證、委託人股東賬戶卡辦理登記手續；內資股社會法人股東持營業執照複印件、其法人代表簽署之授權委託書、股東賬戶卡、出席人身份證辦理登記手續。異地股東可用信函、電話或傳真方式登記。

(2) 登記時間及地點：

登記時間 ： 二零零四年十二月九日（星期四）上午八時三十分至十一時三十分，下午二時正至四時三十分

登記地點 ： 中國廣東省廣州市沙面北街45號二樓董事會秘書處

5. 其他事項

(1) 本公司聯繫地址：中國廣東省廣州市沙面北街45號二樓
廣州藥業股份有限公司
郵政編碼 ：510130
聯繫人 ：何舒華
聯繫電話 ：(86)20-8121 8119 傳真：(86)20-8121 6408

(2) 中國證券登記結算有限責任公司上海分公司地址：
中國上海市陸家嘴東路166號中國保險大廈36樓。

(3) 預計本次內資股類別股東大會為期半天，與會股東交通費、食宿等費用自理。

6. 備查文件

該董事會會議決議及公告。

承董事會命
何舒華
董事會秘書

中國廣州，二零零四年十一月十二日

於本大會 通告日，董事會成員包括執行董事楊榮明先生、周躍進先生、馮贊勝先生與何舒華先生，及獨立非執行董事吳張先生、黃顯榮先生與張鶴鏞先生。

請同時參閱本公佈於英文虎報/香港經濟日報刊登的內容。

香港聯合交易所有限公司對本公告內容概不負責，對其準確性或完整性亦不會發表任何聲明，並明確表示概不會就本公告全部或任何部份內容而產生或因依賴該等內容而引致的任何損失承擔任何責任。



廣州藥業股份有限公司
Guangzhou Pharmaceutical Company Limited
(於中華人民共和國成立之股份有限公司)

(股票代號：0874)

關於召開境外上市外資股股東之類別股東大會的提示性公告

廣州藥業股份有限公司(以下簡稱「本公司」)於二零零四年十一月十五日公佈了關於召開境外上市外資股(以下簡稱「H股」)股東之類別股東大會(以下簡稱「該次會議」)通告。截至二零零四年十二月九日止(即擬出席該次會議之H股股東須將已填妥及簽署的回條送達本公司的最後日期)，本公司尚未收到代表在該次會議上有表決權的H股股份總額之二分之一以上的H股股東有關擬出席該次會議的書面回覆。因此，根據本公司章程第87條的規定，本公司現將該次會議的有關事宜再次公告如下：

1. 該次會議時間：二零零四年十二月三十日(星期四)上午十一時正(或緊隨於同日在同一地點舉行之二零零四年第三次臨時股東大會結束或休會後)。
2. 該次會議地點：中國廣東省廣州市沙面北街45號二樓本公司會議室。
3. 該次會議議題(特別決議案)：同興藥業有限公司向廣州王老吉藥業股份有限公司增資的議案。

該次會議擬審議的事項、日期與地點均與本公司於二零零四年十一月十五日分別在中國內地《上海證券報》及中國香港《經濟日報》、《The Standard》刊登的《關於召開境外上市外資股股東之類別股東大會通告》所載的相同。

特此公告

承董事會命
何舒華
董事會秘書

中國廣州，二零零四年十二月十三日

於本公告日，本公司董事會成員包括執行董事楊榮明先生、周躍進先生、馮贊勝先生與何舒華先生，及獨立非執行董事吳張先生、黃顯榮先生與張鶴鏞先生。

請同時參閱本公佈於英文虎報/香港經濟日報刊登的內容。

香港聯合交易所有限公司對本公告內容概不負責，對其準確性或完整性亦不會發表任何聲明，並明確表示概不會就本公告全部或任何部份內容而產生或因依賴該等內容而引致的任何損失承擔任何責任。



廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited

(在中華人民共和國註冊成立之股份有限公司)

(H股代號：0874)

二零零四年第三次臨時股東大會決議公告

廣州藥業股份有限公司(以下簡稱「本公司」)及董事會全體成員(以下簡稱「董事會」)保證公告內容真實、準確和完整，對公告的虛假記載、誤導性陳述或者重大遺漏負連帶責任。

一、 二零零四年第三次臨時股東大會(以下簡稱「臨時股東大會」)召開和出席情況

本公司臨時股東大會於二零零四年十二月三十日上午10：00在中華人民共和國(以下簡稱「中國」)廣東省廣州市沙面北街四十五號二樓會議室舉行，與會股東及股東授權代表5人，代表股份數共525,325,000股(其中國家股513,000,000股，佔本公司股份總數約63.26%；H股12,324,000股，佔本公司股份總數約1.52%；A股1,000股，佔本公司股份總數約0.00012%)，佔本公司股份總數約64.78%。臨時股東大會由本公司董事會召集，董事長楊榮明先生主持，本公司部分董事、監事、高級管理人員及見證律師、核數師列席了會議，符合《中華人民共和國公司法》(以下簡稱《公司法》)及本公司《公司章程》(以下簡稱《公司章程》)的有關規定。

截至臨時股東大會之日止，本公司已發行股份總數為810,900,000股，其持有人有權出席臨時股東大會並於會上就二零零四年十一月十五日刊發的臨時股東大會通知(以下簡稱「通知」)中的議案表決贊成或反對。並無任何股份持有人有權出席臨時股東大會但只可於會上就任何議案表決反對。

二、 提案審議情況

臨時股東大會按照會議議程，採用記名投票表決方式形成如下決議(議案詳情請參見通知)：

以特別決議案方式審議通過了同興藥業有限公司向廣州王老吉藥業股份有限公司增資的議案。

該議案的表決結果為：贊成票525,303,000股(其中國家股513,000,000股，H股12,302,000股，A股1,000股)，佔出席臨時股東大會有表決權的股份總數的99.99%；反對票0股，佔0%；棄權票22,000股，佔0.01%。

三、 律師、核數師見證情況

本公司的中國核數師廣州羊城會計師事務所有限公司於臨時股東大會上任投票表決之監票人。

臨時股東大會由廣東正平天成律師事務所章震亞律師見證，並出具了法律意見書：本公司臨時股東大會的召集、召開程序符合《公司法》和《公司章程》的規定，出席會議人員資格合法有效，臨時股東大會上未有股東提出新提案，會議表決程序符合法律、法規和《公司章程》之規定，臨時股東大會通過的決議合法有效。

四、 備查文件

(一) 出席股東及股東代表簽字的臨時股東大會決議；

(二) 律師對臨時股東大會出具的《法律意見書》。

特此公告。

承董事會命
何舒華
董事會秘書

中國廣州，二零零四年十二月三十日

於本公告日，本公司董事會成員包括執行董事楊榮明先生、周躍進先生、馮贊勝先生與何舒華先生，及獨立非執行董事吳張先生、黃顯榮先生與張鶴鏞先生。

境外上市外資股股東之類別股東大會決議公告

廣州藥業股份有限公司(以下簡稱「本公司」)及董事會全體成員(以下簡稱「董事會」)保證公告內容真實、準確和完整,對公告的虛假記載、誤導性陳述或者重大遺漏負連帶責任。

一、 境外上市外資股(以下簡稱「H股」)股東之類別股東大會(以下簡稱「H股類別股東大會」)召開和出席情況

本公司H股類別股東大會於二零零四年十二月三十日上午11:00在中華人民共和國(以下簡稱「中國」)廣東省廣州市沙面北街四十五號二樓會議室舉行,與會H股股東及股東授權代表3人,代表H股股份數共12,224,000股,佔本公司已發行H股股份總數約5.56%。由於截至二零零四年十二月九日止(即擬出席H股類別股東大會的H股股東須將已填妥及簽署的回條送達本公司的最後日期),本公司尚未收到代表在H股類別股東大會上有表決權的H股股份總額之二分之一以上的H股股東有關擬出席H股類別股東大會的書面回覆,本公司於二零零四年十二月十四日在中國內地《上海證券報》與中國香港《經濟日報》、《The Standard》上刊登了關於召開H股類別股東大會的提示性公告。根據本公司《公司章程》(以下簡稱《公司章程》)第87條的規定,經再次公告召開H股類別股東大會的有關事宜後,本公司可以如期召開H股類別股東大會。

H股類別股東大會由本公司董事會召集,董事長楊榮明先生主持,本公司部分董事、監事、高級管理人員及見證律師、核數師列席了會議,符合《中華人民共和國公司法》(以下簡稱《公司法》)及《公司章程》的有關規定。

截至H股類別股東大會之日止,本公司已發行H股股份總數為219,900,000股,約佔本公司已發行股份總數的27.12%,其持有人有權出席H股類別股東大會並於會上就二零零四年十一月十五日刊發的H股類別股東大會通知(以下簡稱「通知」)中的議案進行表決贊成或反對。並無任何H股股份持有人有權出席H股類別股東大會但只可於會上就任何議案表決反對。

二、 提案審議情況

H股類別股東大會按照會議議程，採用記名投票表決方式形成如下決議（議案詳情請參見通知）：

以特別決議案方式審議通過了同興藥業有限公司向廣州王老吉藥業股份有限公司增資的議案。

該議案的表決結果為：贊成票12,202,000股，佔出席H股類別股東大會有表決權的H股股份總數的99.82%；反對票0股，佔0%；棄權票22,000股，佔0.18%。

三、 律師、核數師見證情況

本公司的中國核數師廣州羊城會計師事務所有限公司於H股類別股東大會上任投票表決之監票人。

H股類別股東大會由廣東正平天成律師事務所章震亞律師見證，並出具了法律意見書：本公司H股類別股東大會的召集、召開程序符合《公司法》和《公司章程》的規定，出席會議人員資格合法有效，H股類別股東大會上未有H股股東提出新提案，會議表決程序符合法律、法規和《公司章程》之規定，H股類別股東大會通過的決議合法有效。

四、 備查文件

（一） 出席的H股股東及股東代表簽字的H股類別股東大會決議；

（二） 律師對H股類別股東大會出具的《法律意見書》。

特此公告。

承董事會命
何舒華
董事會秘書

中國廣州，二零零四年十二月三十日

於本公告日，本公司董事會成員包括執行董事楊榮明先生、周躍進先生、馮贊勝先生與何舒華先生，及獨立非執行董事吳張先生、黃顯榮先生與張鶴鏞先生。

內資股股東之類別股東大會決議公告

廣州藥業股份有限公司（以下簡稱「本公司」）及董事會全體成員（以下簡稱「董事會」）保證公告內容真實、準確和完整，對公告的虛假記載、誤導性陳述或者重大遺漏負連帶責任。

一、 內資股股東之類別股東大會（以下簡稱「內資股類別股東大會」）召開和出席情況

本公司內資股類別股東大會於二零零四年十二月三十日上午11：30在中華人民共和國（以下簡稱「中國」）廣東省廣州市沙面北街四十五號二樓會議室舉行，與會內資股股東及股東授權代表2人，代表內資股股份數共513,001,000股（其中國家股513,000,000股，A股1,000股），佔本公司已發行內資股股份總數約86.80%。內資股類別股東大會由本公司董事會召集，董事長楊榮明先生主持，本公司部分董事、監事、高級管理人員及見證律師、核數師列席了會議，符合《中華人民共和國公司法》（以下簡稱《公司法》）及本公司《公司章程》（以下簡稱《公司章程》）的有關規定。

截至內資股類別股東大會之日止，本公司已發行內資股股份總數為591,000,000股，約佔本公司已發行股份總數的72.88%，其持有人有權出席內資股類別股東大會並於會上就二零零四年十一月十五日刊發的內資股類別股東大會通知（以下簡稱「通知」）中的議案進行表決贊成或反對。並無任何內資股股份持有人有權出席內資股類別股東大會但只可於會上就任何議案表決反對。

二、 提案審議情況

內資股類別股東大會按照會議議程，採用記名投票表決方式形成如下決議（議案詳情請參見通知）：

以特別決議案方式審議通過了同興藥業有限公司向廣州王老吉藥業股份有限公司增資的議案。

該議案的表決結果為：贊成票513,001,000股（其中國家股513,000,000股，A股1,000股），佔出席內資股類別股東大會有表決權的內資股股份總數的100%；反對票0股，佔0%；棄權票0股，佔0%。

三、 律師、核數師見證情況

本公司的中國核數師廣州羊城會計師事務所有限公司於內資股類別股東大會上任投票表決之監票人。

內資股類別股東大會由廣東正平天成律師事務所章震亞律師見證，並出具了法律意見書：本公司內資股類別股東大會的召集、召開程序符合《公司法》和《公司章程》的規定，出席會議人員資格合法有效，內資股類別股東大會上未有內資股股東提出新提案，會議表決程序符合法律、法規和《公司章程》之規定，內資股類別股東大會通過的決議合法有效。

四、 備查文件

(一) 出席的內資股股東及股東代表簽字的內資股類別股東大會決議；

(二) 律師對內資股類別股東大會出具的《法律意見書》。

特此公告。

承董事會命
何舒華
董事會秘書

中國廣州，二零零四年十二月三十日

於本公告日，本公司董事會成員包括執行董事楊榮明先生、周躍進先生、馮贊勝先生與何舒華先生；及獨立非執行董事吳張先生、黃顯榮先生與張鶴鏞先生。

請同時參閱本公佈於英文虎報/香港經濟日報刊登的內容。

於2005年4月14日刊登於香港經濟日報A49版

香港聯合交易所有限公司對本公告內容概不負責，對其準確性或完整性亦不會發表任何聲明，並明確表示概不會就本公告全部或任何部份內容而產生或因依賴該等內容而引致的任何損失承擔任何責任。



廣州藥業股份有限公司

GPC Guangzhou Pharmaceutical Company Limited

(在中華人民共和國註冊成立之股份有限公司)

(股份代號：0874)

公告

茲提述2001年11月26日、2002年5月29日刊發的公告：於本公告刊發日持有廣州藥業股份有限公司(「本公司」)總發行股本約60.55%的控股股東—廣州醫藥集團有限公司(「廣藥集團」)質押了其持有本公司的部分國家股，用於廣州白雲山製藥股份有限公司的債務重組工作。

本公司近日接獲廣藥集團的通知，廣藥集團原質押給廣州市北城農村信用合作社的5,601萬股本公司國家股(約佔本公司總發行股本的6.91%)已根據廣東省廣州市中級人民法院2005年4月11日發出的民事裁定書([2005]穗中法執字736號)被凍結，凍結期限從2005年4月11日至2006年4月10日。

此在香港刊登的公告乃根據香港聯合交易所有限公司上市規則13.09(2)的有關規定而作出的。

承董事會命
何舒華
董事會秘書

中國廣州，2005年4月13日

於本公告日，本公司董事會成員包括執行董事楊榮明先生、周躍進先生、馮贊勝先生與何舒華先生，及獨立非執行董事吳張先生、黃龍德先生與張鶴鏞先生。

香港聯合交易所有限公司對本公告內容概不負責，對其準確性或完整性亦不會發表任何聲明，並明確表示概不會就本公告全部或任何部份內容而產生或因依賴該等內容而引致的任何損失承擔任何責任。



廣州藥業股份有限公司

GPC Guangzhou Pharmaceutical Company Limited

(在中華人民共和國註冊成立之股份有限公司)

(股份代號：0874)

公告

廣州藥業股份有限公司(「本公司」)的董事(「董事」)知悉最近本公司的股份價格上升及股份成交量之增加，茲聲明董事並不知悉導致價格上升的任何原因。

董事了解本公司正與持有本公司約60.55%權益的主要股東廣州醫藥集團有限公司，磋商持續關連交易(按上市規則規定定義)的條款。**此項交易是否進行仍屬未知之數，謹提醒股東在買賣本公司之股份時宜審慎行事。倘若該交易具體落實，本公司會進一步發出公告。**

除以上所披露外，董事謹確認目前並無任何擬收購或變賣的商談或協議為根據《上市規則》第13.23條而須予公開者；本公司董事會(「董事會」)亦不知悉有任何足以或可能影響價格的事宜為根據《上市規則》第13.09條所規定的一般責任而須予公開者。

上述聲明乃承本公司董事會之命而作出；各董事願就本聲明的準確性承擔個別及共同的責任。

承董事會命
廣州藥業股份有限公司
何舒華
公司秘書

中國•廣州•二零零五年四月二十五日

於本公告日，董事會包括執行董事楊榮明先生、周躍進先生、何舒華先生及馮贊勝先生及獨立非執行董事吳張先生、黃顯榮先生與張鶴鏞先生。

此公告於2005年4月26日刊登於香港经济日報A65版

廣州藥業股份有限公司
Guangzhou Pharmaceutical Company Limited
(於中華人民共和國成立之股份有限公司)

(股份編號：0874)

二零零四年年度報告摘要

1 重要提示

1.1 廣州藥業股份有限公司(「廣州藥業」或「本公司」)董事會(「董事會」)及其董事保證本報告所載資料不存在任何虛假記載、誤導性陳述或者重大遺漏，並對其內容的真實性、準確性和完整性負個別及連帶責任。

1.2 本公司董事出席了第三屆第十一次董事會會議，其中，董事長楊榮明先生因公務未能出席本次會議，委托副董事長周躍進先生代為出席並行使表決權。

1.3 本公司截至二零零四年十二月三十一日止年度(「本報告期」或「本年度」)財務報告分別經國內廣東羊城會計師事務所有限公司(原「廣州羊城會計師事務所有限公司」)和香港羅兵咸永道會計師事務所審計並出具了標準無保留意見審計報告書。

1.4 本公司董事長楊榮明先生、總經理謝彬先生、財務總監高昉先生、財務部高級經理陳炳華先生聲明：保證本年度報告中財務報告的真實、完整。

1.5 本年度報告摘要中引用的財務數據除非特別註明，均系按中國會計準則及制度編製的數據。

1.6 本報告分別以中、英文兩種語言編訂，除按香港普遍採納之會計原則編製的財務報告外，兩種文體若出現解釋上的歧義時，以中文本為准。

2 公司基本情況簡介

2.1 基本情況簡介

股票簡稱	廣州藥業
股票代碼	600332(A股)
上市交易所	上海證券交易所
股票簡稱	廣州藥業
股票代碼	0874(H股)
上市交易所	香港聯合交易所有限公司
註冊地址和辦公地址	中國廣東省廣州市沙面北街45號
郵政編碼	510130
公司國際互聯網網址	http://www.gpc.com.cn
電子信箱	sec@gpc.com.cn

2.2 聯繫人和聯繫方式

	董事會秘書	證券事務代表
姓名	何舒華	黃雪貞
聯繫地址	中國廣東省廣州市沙面北街45號	中國廣東省廣州市沙面北街45號
電話	(8620) 8121 8119	(8620) 8121 8086
傳真	(8620) 8121 6408	(8620) 8121 6408
電子信箱	heshh@gpc.com.cn	huangxz@gpc.com.cn

3 會計數據和財務指標摘要

3.1 主要會計數據(單位：人民幣千元)

主要會計數據	二零零四年	二零零三年	本年比上年增減(%)	二零零二年
主營業務收入	7,708,314	6,971,963	10.56	5,943,823

差異說明：

1. 此項目乃職工住房改造款，為二零零零年廣州藥業及其附屬企業(合稱本集團)職工向本集團購買職工住房發生之房改損失，按香港普遍採納之會計原則，此項損失視為無形資產，按職工的平均剩餘服務年限，即十年，按直線法平均攤銷。按中國會計準則及制度，相關損失調整當年年初未分配利潤。

2. 本集團在一九九七年H股上市時，本集團資產由一國際評估師進行重估，該重估增值已反映於按香港普遍採納之會計原則編製之賬目中，而不被反映在按中國會計準則及制度編製之賬目中。按香港普遍採納之會計原則計提的折舊數是按經重估後的價值為基準，所以計提數大於按中國會計準則及制度計提的折舊。

3. 本集團在按中國會計準則及制度編製的賬目中未計提遞延稅款，而在按香港普遍採納之會計原則編製的賬目中，採用負債法就所有之短暫時差作全數撥備遞延稅款負債，就有可能將未來應課稅盈利與可動用之短暫時差抵消確認遞延稅款資產。

4. 此項差異為在按中國會計準則及制度編製的賬目中於稅後利潤計提之職工福利基金。而按香港普遍採納之會計原則編製的賬目中，該等職工福利及獎勵基金於當期損益賬中支銷。

5. 本集團在按中國會計準則及制度編製的帳目中將對子公司增資而產生之損失確認為資本公積，而按香港普遍採納之會計原則編製的賬目中，該等損失於當期損益賬中確認，並由稅後利潤轉撥至資本公積。

6. 本集團在按中國會計準則及制度編製的賬目中形成固定資產的政府撥款確認為資本公積，而按香港普遍採納之會計原則編製的賬目中，該等補助收入遞延，並於有關資產之預計可用年限以直線法計入損益賬。

7. 於二零零一年十二月一日，根據廣州市人民政府頒佈的《廣州市城鎮職工基本醫療保險試行辦法》，本集團參加了由廣州市人民政府統籌的醫療保險計劃。按香港普遍採納之會計原則要求，就退休及將退休職工過往的服務之醫療保險均應作為以前年度之費用，而在按中國會計準則及制度編製的賬目中，此項醫療保險將在其實際支付時確認為費用。香港普遍採納之會計準則不採納現金收付實現制。

8. 本集團在按中國會計準則及制度編製的帳目中將應付款項的核銷確認為資本公積。而按香港普遍採納之會計原則編製的賬目中，該等應付款項的核銷於損益賬中確認，並由稅後利潤轉撥至資本公積。

9. 由於上述調整使按香港普遍採納之會計原則與中國會計準則及制度計算之淨利潤/股東應佔盈利存在差異，因而引致少數股東權益發生差異。

3.4 按香港普遍採納之會計原則編製的賬項(人民幣)

指標項目	二零零四年	二零零三年	二零零二年(經重列)	二零零一年	二零零零年
1. 營業額(千元)	7,709,565	6,973,113	5,943,823	5,334,029	4,212,857
2. 除稅前盈利(千元)	161,675	307,829	196,360	205,987	204,572
3. 股東應佔盈利(千元)	42,829	146,661	101,355	95,668	135,250
4. 總資產(千元)	5,413,438	4,954,091	4,410,210	3,877,969	3,256,426
5. 總負債(含少數					

上述股東關聯關係或一致行動的說明	1. 根據香港中央結算(代理人)有限公司提供的資料，其持有的H股股份乃代表多個客戶持有。 2. 本公司並不知悉以上10名流通股股東之間是否存在關聯關係，亦並不知悉該10名流通股股東是否屬於《上市公司股東持股變動信息披露管理辦法》規定的一致行動人。

4.3 控股股東及實際控制人

4.3.1 控股股東及實際控制人變更情況

□適用 ☑不適用

4.3.2 控股股東及實際控制人具體情況介紹

股東名稱	持股比例	法定代表人	成立日期	註冊資本	經營範圍
廣州醫藥集團有限公司	60.55%	楊榮明	一九九六年八月[illegible]	人民幣[illegible]	[illegible]

4.3.3 公司與實際控制人之間的產權及控制關係的方框圖

廣州市國有資產監督管理委員會
↓ 100%
廣藥集團
↓ 60.55%
本公司

4.3.4 本年度內本公司或其任何附屬公司概無買賣或購回本公司之股份。

4.3.5 公眾持股量

就董事所知悉的公開資料作為基準，本公司刊發此報告內最後實際可靠日期的公眾持股量是足夠的。

4.3.6 優先認股權

本公司章程及中國法律並無要求本公司按照持有股份比例發行新股予現有股東之優先認購股權條款。

5 董事、監事和高級管理人員

5.1 董事、監事和高級管理人員持股變動

姓名	職務	性別	年齡	任期起止日期	年初持股數	年末持股數	變動原因
楊榮明	董事長	男	51	2004.11.01~至今	—	—	—
周躍進	副董事長	男	[illegible]	2004.03.26~至今	25,900	25,900	—
[illegible]	執行董事	男	54	2004.03.26~至今	—	—	—
[illegible]	董事	女	48	2004.11.01~至今			—
	副總經理、董事會秘書			2004.04.28~至今	22,100	22,100	—
[illegible]	獨立非執行董事	男	47	2004.03.26~至今	—	—	—
[illegible]	獨立非執行董事	男	42	2004.03.26~至今	—	—	—

按中國會計準則及制度編製的賬目計算，本集團製造業務於本年度的營業額為人民幣1,918,980千元，同比上升1.58%；利潤總額為人民幣180,314千元，同比下降15.38%；淨利潤為人民幣94,211千元。按香港普遍採納之會計原則編製的賬目計算，本集團製造業務於本年度的營業額為人民幣1,920,231千元，同比上升1.58%；除稅前盈利為人民幣177,976千元，同比下降25.44%，股東應佔盈利為人民幣87,478千元。

本年度，製造業務一是認真做好消渴丸、華佗再造丸、王老吉系列產品、化痔栓等重點產品的市場營銷和策劃，加大產品宣傳和推廣力度，努力提高支柱產品的市場份額；二是加強與重點城市大型醫藥企業合作，做好零售終端市場的宣傳推廣和促銷活動；三是繼續做好對醫院終端市場的學術推廣以及品牌宣傳工作。年內，組織了多項全國性的專題推廣和學術交流活動，提高了企業品牌和產品的知名度；四是加強與主要銷售客戶的溝通和聯繫，做好客戶的信用管理和市場監控工作，加速了應收賬款資金的回籠。

通過上述措施的實施，二零零四年銷售收入人民幣1,000萬元以上的產品達34個，其中年銷售收入人民幣1億元以上的品種有消渴丸、華佗再造丸、夏桑菊與王老吉廣東涼茶系列4個，年銷售收入人民幣3,000萬-1億元的產品有10個，人民幣1,000-3,000萬元的產品有20個。本年度銷售收入顯著增長的重點產品有消渴丸、王老吉清涼茶系列產品、化痔栓、保濟丸、乳核散結片、清熱暗瘡片與安神補腦液等，分別比去年同期增長11.88%、73.20%、18.21%、17.32%、24.86%、20.60%與53.46%。

由於受市場因素的影響，咳嗽類藥產品銷售額比去年同期下降24.54%，其中，蛇膽川貝枇杷系列產品與蜜煉川貝枇杷膏則分別比去年同期下降25.15%與27.28%。

於二零零四年，廣州藥業全力推進下屬企業GMP、GAP認證工作，確保企業順利通過認證。目前，本公司屬下九家製造企業已全部通過了全廠GMP認證。此外，廣州藥業還積極推進GAP工作的實施。

年內，本集團繼續加快科技平台建設，加大新產品研發力度。二零零四年，獲新藥證書及生產批文的新藥品1個，獲新藥臨床批文4個，目前正在進行臨床研究的新產品有4個。其中，本集團的重點新產品複力通膠囊(原名「風濕平膠囊」)已完成三期臨床研究；靈芝孢子油、甘津片和益生菌等產品獲得了生產批文並已正式投產，上述項目為本集團主營業務今後的持續發展奠定了良好的基礎。

(2) 醫藥貿易業務(包括批發、零售和進出口業務)(「貿易業務」)

按中國會計準則及制度編製的賬目計算，本集團貿易業務於本年度的營業額約為人民幣5,789,334千元，同比增長13.90%；利潤總額約為人民幣-12,672千元，同比下降117.68%，淨利潤為人民幣-38,920千元。按香港普遍採納之會計原則編製的賬目計算，本集團貿易業務於本年度的營業額約為人民幣5,789,334千元，同比增長13.90%；除稅前盈利約為人民幣-16,302千元，同比下降123.58%，股東應佔盈利為人民幣-44,649千元。

根據醫藥市場的變化，貿易業務一是繼續做好名優產品的代理和經銷業務，積極物色和培育有市場前景的特色產品，努

	二零零四年末	二零零三年末	本年末比上年末增減(%)	二零零二年末
總資產	5,182,878	4,707,039	10.11	4,173,194
股東權益	2,440,230	2,429,476	0.44	2,335,583
經營活動產生的現金流量淨額	200,542	(6,830)	3,036.20	169,014

3.2 主要財務指標(單位：人民幣元)

主要財務指標	二零零四年	二零零三年	本年比上年增減(%)	二零零二年
每股收益	0.07	0.17	(60.45)	0.20
最新每股收益	0.07	0.17	(60.45)	0.20
淨資產收益率%(加權)	2.27	5.87	(61.33)	6.96
扣除非經常性損益後的淨利潤的淨資產收益率%(加權)	2.63	6.06	(56.60)	7.12
每股經營活動產生的現金流量淨額	0.25	(0.01)	3,036.20	0.21

	二零零四年末	二零零三年末	本年末比上年末增減(%)	二零零二年末
每股淨資產	3.01	3.00	0.43	2.88
調整後的每股淨資產	2.96	2.92	1.37	2.80

非經常性損益項目

☑適用 ☐不適用

(單位：人民幣千元)

非經常性損益項目	金額
處置長期股權投資、固定資產、在建工程、無形資產、其他長期資產產生的損益	(3,705)
各種形式的政府補貼收入	589
短期投資收入，但經國家有關部門批准設立的有經營資格的金融機構獲得的短期投資損益除外	632
營業外收入	6,519
扣除公司日常根據企業會計制度規定計提資產減值準備後的其他各項營業外支出	13,795
以前年度已經計提各項減值準備的轉回	457
所得稅影響	(983)
少數股東損益影響數	(443)
合計	(7,878)

3.3 國內外會計準則差異

☑適用 ☐不適用

(單位：人民幣千元)

	註	中國會計準則及制度	香港普遍採納之會計原則
淨利潤		55,292	42,829
差異說明 中國會計準則及制度之淨利潤			55,292
減：無形資產之攤銷	1		10,446
固定資產重估增值部分所計提之折舊	2		1,975
遞延稅款之淨影響	3		6,727
當通過利潤表支銷之職工獎勵及福利基金計提	4		2,693
確認由於子公司少數股東股權變動而產生之損失	5		1,908
加：當通過利潤表確認之政府補貼收入	6		361
[illegible]	7		5,476
[illegible]	8		5,313
少數股東權益差異	9		336
香港普遍採納之會計原則之股東應佔盈利			42,829

8. 每股淨資產(元)	3.14	3.15	3.03	2.97	2.18
9. 淨資產收益率(%)	1.68	5.75	4.12	3.98	8.46
10. 股東權益比率(%)	47.02	51.50	55.65	62.11	49.10
11. 資產負債率(%)(註)	52.98	48.50	44.35	37.89	50.90

註：資產負債率乃根據此式計算：負債總值÷資產總值×100%

4 股本變動及股東情況

4.1 股份變動情況表

	本次變動前	本次變動增減(+,-) 配股	送股	公積金轉股	增發	其他	小計	本次變動後
一、未上市流通股份								
1. 發起人股份								
其中：								
國家持有股份	513,000,000	—	—	—	—	—	—	513,000,000
境內法人持有股份	—	—	—	—	—	—	—	—
境外法人持有股份	—	—	—	—	—	—	—	—
其他	—	—	—	—	—	—	—	—
2. 募集法人股份	—	—	—	—	—	—	—	—
3. 內部職工股	—	—	—	—	—	—	—	—
4. 優先股或其他	—	—	—	—	—	—	—	—
未上市流通股份合計	513,000,000	—	—	—	—	—	—	513,000,000
二、已上市流通股份								
1. 人民幣普通股	78,000,000	—	—	—	—	—	—	78,000,000
2. 境內上市的外資股	—	—	—	—	—	—	—	—
3. 境外上市的外資股	219,900,000	—	—	—	—	—	—	219,900,000
4. 其他	—	—	—	—	—	—	—	—
已上市流通股份合計	297,900,000	—	—	—	—	—	—	297,900,000
三、股份總數	810,900,000	—	—	—	—	—	—	810,900,000

4.2 前十名股東、前十名流通股股東持股表

報告期末股東總數 47,042戶

前十名股東持股情況

股東名稱(全稱)	年度內增減	年末持股數量	比例(%)	股份類別(已流通或未流通)	質押或凍結的股份數量	股東性質(國有股東或外資股東)
廣州醫藥集團有限公司(「廣藥集團」)	-22,000,000	491,000,000	約60.55	未流通	質押 103,560,000	國有股股東
香港中央結算(代理人)有限公司	44,000	218,214,999	約26.91	已流通	不詳	外資股股東
中國信達資產管理公司	22,000,000	22,000,000	約2.71	未流通	不詳	國有股股東
交通銀行—湘財合豐價值優化型成長類行業基金	1,499,897	1,499,897	約0.18	已流通	不詳	內資股股東
HSBC Nominees (Hong Kong) Limited	—	862,000	約0.11	已流通	不詳	外資股股東
交通銀行—興科證券投資基金	365,500	365,500	約0.05	已流通	不詳	內資股股東
Wong Chung King	—	308,000	約0.04	已流通	不詳	內資股股東
徐偉平	220,746	220,746	約0.03	已流通	不詳	內資股股東
興和證券投資基金	-85,061	216,354	約0.03	已流通	不詳	內資股股東
[illegible]	144,420	144,420	約0.02	已流通	不詳	內資股股東

前十名流通股股東持股情況

股東名稱(全稱)	年末持有流通股的數量(股)	種類(A、B、H股或其他)
香港中央結算(代理人)有限公司	218,214,999	H股
交通銀行—湘財合豐價值優化型成長類行業基金	1,499,897	A股
HSBC Nominees (Hong Kong) Limited	862,000	H股
交通銀行—興科證券投資基金	365,500	A股
Wong Chung King	308,000	H股
徐偉平	220,746	A股
興和證券投資基金	216,354	A股
[illegible]	144,420	A股
[illegible]	121,600	A股
[illegible]	120,000	A股

姓名	職務	性別	年齡	任期	年初持股	年末持股	變動原因
				2004.06.22	14,700	14,700	—
[illegible]	獨立非執行董事	男	60	2000.10.18–2004.03.26	—	—	—
[illegible]	獨立非執行董事	男	72	2000.10.18–2004.03.26	—	—	—
[illegible]	獨立非執行董事	男	63	2000.12.18–2004.03.26	—	—	—
[illegible]	獨立非執行董事	男	69	2000.10.18–2004.03.26	—	—	—
[illegible]	監事會主席	男	55	2004.03.26–至今	9,800	9,800	—
[illegible]	監事	男	42	2004.03.26–至今	10,100	10,100	—
[illegible]	監事	男	45	2004.03.26–至今	—	—	—
[illegible]	監事	男	41	2000.10.18–2004.03.25	—	—	—
[illegible]	監事	男	51	2000.10.18–2004.03.26	—	—	—
[illegible]	[illegible]	男	47	2003.11.26–至今	1,000	1,000	—
[illegible]	[illegible]	男	46	2004.04.28–至今	—	—	—
[illegible]	[illegible]	男	44	2000.10.18–2004.02.19	—	—	—

5.2 在股東單位任職的董事監事情況

☑適用 ☐不適用

姓名	任職的股東名稱	在股東單位擔任的職務	任職期間	是否領取報酬、津貼(是或否)
楊榮明	廣州醫藥集團有限公司	董事長兼總經理	2004-07-至今	是
陳燦英	廣州醫藥集團有限公司	工會主席	2001-02-至今	是

5.3 董事、監事和高級管理人員年度報酬情況

(單位：人民幣千元)

年度報酬總額	3,164
金額最高的前三名董事的報酬總額	2,232
金額最高的前三名高級管理人員的報酬總額	1,523
獨立董事津貼	278
獨立董事其他待遇	無
不在本集團領取報酬、津貼的董事	
監事姓名：	楊榮明、鍾育贛、陳燦英、蔡志祥、李益民

報酬區間	人數
人民幣40萬元以上	4
人民幣10萬元至40萬元	1
人民幣10萬元以下	9

6 董事會報告

6.1 報告期內整體經營情況的討論與分析

經營業務範圍

廣州藥業及附屬企業(合稱「本集團」)主要從事：(1)中成藥的製造與銷售；(2)西藥、中藥和醫療器械的批發、零售和進出口業務；(3)天然藥物和生物醫藥的研究開發。

按中國會計準則及制度編製的報目計算，本年度，本集團的營業額約為人民幣7,708,314千元，同比增長10.55%；利潤總額約為人民幣167,642千元，同比下降41.13%；淨利潤約為人民幣55,292千元，同比下降60.45%。按香港普遍採納之會計原則編製的報目計算，本集團的營業額約為人民幣7,709,565千元，同比增長10.56%；除稅前盈利約為人民幣161,675千元，同比下降47.48%；股東應佔盈利約為人民幣42,829千元，同比下降70.80%。

(1) 中成藥製造業務(「製造業務」)

二零零四年度，由於受國家關於藥品廣告管理政策與限價政策的實施、GMP改造完成後固定資產攤銷與運營成本上升以及原材料價格上升等因素的影響，本公司屬下部分製造企業的經營業績出現下滑。

源整合的進程，切實做好中藥材以及大宗原輔料的採購，供應和服務工作；四是及時調整零售網絡的發展策略，集中精力做好核心零售業務；五是加快醫藥物流配送中心的建設，提高配送效率，加速庫存資金的周轉；六是加強對客戶的信用管理和應收賬款的監控，規範應收賬款的管理流程，努力降低應收賬款的壞賬風險；七是強化服務意識，抓好大客戶配套服務工作，推進品牌系列化經營。

本報告期內，貿易業務共新增銷售客戶633家，新增代銷品種26個，新增總經銷品種24個。年內，本公司對屬下的醫藥零售藥店進行了調整，關閉了部分經營虧損的零售店。截至二零零四年十二月三十一日止，本集團的醫藥零售網點共有163家，其中，主營中藥的「采芝林」藥業連鎖店89家，主營西藥的「健民」醫藥連鎖店73家。

本集團的醫藥物流中心已於二零零四年五月正式投入運行。年內，廣州藥業屬下藥品批發經營企業的GSP認證工作亦已按計劃完成，並於年內通過了國家藥監部門的複檢。

二零零四年度，貿易業務的經營業績出現了下滑，主要原因：一是受大量平價藥房的湧現所帶來的衝擊以及國家藥品限價政策與抗生素限售政策的實施等因素的影響，貿易業務的銷售毛利率呈現持續下滑的態勢。二零零四年，貿易業務的銷售毛利率為6.76%，較去年銷售毛利率7.63%下降11.40%，在一定程度上影響了貿易業務的利潤增長；二是本公司屬下企業—廣州市藥材公司由(以下簡稱「藥材公司」)於計提大額存貨跌價準備及受其他非正常因素影響，本年度嚴重虧損，從而對本集團本年度經營業績產生了重大的影響。

6.2 主營業務分行業、產品情況表

(單位：人民幣千元)

分行業或分產品	主營業務收入	主營業務成本	毛利率(%)	主營業務收入比上年增減(%)	主營業務成本比上年增減(%)	毛利率比上年增減(%)
中成藥製造	1,918,980	913,874	52.38	1.58	3.82	(1.93)
貿易	5,789,334	5,395,138	6.76	13.90	14.97	(11.40)
其中：關聯交易	81,146	75,045	7.25	(3.75)	(3.52)	(2.98)
[illegible]	454,136	209,513	46.18	1.19	9.05	(7.20)
[illegible]	345,353	111,440	68.02	11.88	6.60	2.2[illegible]
[illegible]	187,571	100,356	46.49	(29.54)	(20.36)	(5.33)
[illegible]	209,266	75,548	63.89	(0.82)	(13.89)	9.38
[illegible]	91,671	51,795	43.50	(10.73)	(5.64)	(6.55)
[illegible]	597,880	314,168	47.45	10.74	17.35	(5.8[illegible])
其中：關聯交易	3,059	2,133	30.26	(20.67)	5.64	(36.46)

關聯交易的定價原則：[illegible]

關聯交易必要性、持續性的說明：[illegible]

其中：報告期內本集團向控股股東，其附屬公司及各自之聯繫人銷售產品的關聯交易總金額84,146千元。

註：(i) 上述五類產品及其他產品為製造業務的產品。

(ii) 關聯交易的同比計算基數已根據關聯方變化作相應調整。

6.3 主營業務分地區情況

(單位：人民幣千元)

分地區	主營業務收入	主營業務收入比上年增減(%)
華南	6,102,676	10.67
華東	537,056	14.32
華北	298,738	10.90
東北	214,293	15.61
西南	301,937	10.70
西北	159,762	12.02
出口	93,852	(20.22)

廣州藥業股份有限公司
Guangzhou Pharmaceutical Company Limited
(於中華人民共和國成立之股份有限公司)

(股份編號：0874)

二零零四年年度報告摘要

6.4 採購和銷售客戶情況

(單位：人民幣千元)

前五名供應商採購金額合計	949,599
佔採購總額比重(%)	14.80
前五名銷售客戶銷售金額合計	511,695
佔銷售總額比重(%)	6.64

6.5 參股公司經營情況(適用投資收益佔淨利潤10%以上的情況)

☐適用 ☑不適用

6.6 主營業務及其結構發生重大變化的原因說明

☐適用 ☑不適用

6.7 主營業務盈利能力(毛利率)與上年相比發生重大變化的原因說明

☐適用 ☑不適用

6.8 經營成果和利潤構成與上年度相比發生重大變化的原因分析

☑適用 ☐不適用

本年度，本集團利潤總額同比下降41.13%，淨利潤同比下降60.45%，主要原因包括：一是受大量平價藥房的湧現所帶來的衝擊以及國家藥品限價政策與抗生素限售政策的實施等因素的影響，貿易業務的銷售毛利率呈現持續下滑的態勢，在一定程度上影響了貿易業務的利潤增長；二是本公司屬下企業——藥材公司由於計提大額存貨跌價準備及受其他非正常因素影響，本年度出現嚴重虧損，對本集團的年度經營業績產生了重大的影響；三是製造業務由於受國家關於藥品廣告管理政策與限價政策的實施、GMP改造完成後固定資產攤銷與運營成本上升以及原材輔料價格上升等因素的影響，本公司屬下部分製造企業的經營業績出現下滑。

整體財務狀況與上年度相比發生重大變化的原因分析

☑適用 ☐不適用

(1) 應收票據年末數比年初數增加254.26%，主要原因是本集團業務量增加，對大客戶較多採用票據進行結算。

(2) 預付賬款年末數比年初數增加33.42%，主要原因是本集團屬下的醫藥貿易企業本年度業務上升，採購量有較大幅度增加，預付貨款也相應增加。

[illegible]

(4) 短期借款年末數比年初數增加41.13%，主要原因是本公司屬下企業將未到期的商業承兌匯票向銀行貼現換取資金形成借款，同時廣州醫藥有限公司二零零四年度主營業務收入比二零零三年度大幅增長，流動資金需求相應增加而增加短期借款。

(5) 應付賬款年末數比年初數增加31.59%，主要原因是本集團業務上升，採購量增加。

(6) 其他應付款年末數比年初數增加33.04%，主要原因是：(i)本公司屬下的廣州醫藥有限公司銷售業務上升，應收賬款轉讓業務增加，使應付交通銀行廣州分行的受托代收應收款項的金額增加；(ii)本公司屬下的廣州漢方現代中藥研究開發有限公司獲得廣藥集團的支援，取得財政部門下達的醫藥研製和開發專項資金，形成對廣藥集團的應付款項。

(7) 財務費用本年數比上年數增加70.60%，主要原因一方面是本年度短期借款增加，相應增加利息支出；另一方面本年度

變更項目情況

☐適用 ☑不適用

6.13 非募集資金項目情況

☑適用 ☐不適用

(單位：人民幣千元)

項目名稱	項目金額	項目進度	項目收益情況
收購本公司大股東屬下藥業屬			
下有盈邦公司51%的股權	3,089	已完成	247
向廣州[illegible]醫藥科技有限公司增資	90	已完成	未產生收益
投資成立廣州[illegible]有限責任公司	21,717	該公司已成立	未產生收益
本公司之子公司——[illegible]有限公司			
向[illegible]科技有限公司以現金形式投資	250	已完成	未產生收益
向本公司之[illegible]公司——廣州市醫藥			
[illegible]有限公司增資	1,200	已完成	未產生收益
[illegible]有限公司以現金形式投資	1,000	已投入資金200千元	未產生收益
合計	23,346	—	247

6.14 董事會對會計師事務所「非標意見」的說明

☐適用 ☑不適用

6.15 董事會新年度的經營計劃

☑適用 ☐不適用

在新的一年裏，本集團仍將緊緊圍繞「加強基礎管理，控制成本費用，擴大產品銷售，提高創利能力」的思路，在完善公司治理結構、加強企業內部管理與監控的同時，努力發展壯大主營業務，實現持有新的盈利增長點，努力實現二零零五年的經營目標。二零零五年工作計劃主要包括如下：

(1) 繼續加強消渴丸、華佗再造丸等支柱產品的市場策劃和監控工作，做好虛汗停、化痔栓、烏雞白鳳丸、安神補腦液等重點培育品種的市場策劃工作，迅速培育若干有一定市場競爭力的新的支柱藥品群。同時，做好夜力通膠囊、靈芝孢子油等科技含量高、附加值高、市場前景好的重點品種的營銷工作，努力提高主營業務利潤。

(2) 繼續加快發展藥材公司的核心業務，全力以赴，扭轉藥材公司虧損局面。

(3) 加大招商引資的力度，繼續積極物色與國內外優秀醫藥企業合作的機會，加大力度對國內合適的醫藥企業實施並購。

(4) 繼續推進本集團內部資源整合的進程，努力做好中藥材、大宗原輔料和包裝材料的統一採購供應工作。同時，充分利用貿易業務的批發和零售網絡優勢，努力擴大本集團產品的市場份額。

(5) 加強基礎管理，合理節約經營成本費用，提高資金的利用率，進一步加強應收賬款管理，降低經營風險。

二零零五年，廣州藥業將面臨著新的機遇與挑戰，我們將繼續發揚勤勉進取、務實創新的精神，努力為股東創造更好的回報。

新年度盈利預測(如有)

☐適用 ☑不適用

6.16 董事會本次利潤分配或資本公積金轉增預案

可供股東分配的利潤乃按香港普遍採納之會計原則計算之數額與

6.27 員工情況

二零零四年年末本集團在冊員工人數為8,879人。

其中：生產及後勤輔助人員	4,526人
銷售人員	1,695人
工程、科研及技術人員	1,257人
財務及統計人員	279人
其他行政管理人員	1,122人

本集團持有碩士文憑以上的員工有77人，本科文憑的員工有893人，另外，退休職工有4,498人。本年度的工資總額約為人民幣3.99億元。

本集團員工的薪酬包括工資、獎金及其他福利計劃。本集團在遵循中國有關法律及法規的情況下，視乎員工的業績、資歷、職務等因素，對不同的員工執行不同的薪酬標準。

7 重要事項

7.1 收購資產

☐適用 ☑不適用

7.2 出售資產

☐適用 ☑不適用

7.3 重大擔保

☑適用 ☐不適用

(單位：人民幣千元)

公司對外擔保情況(不包括對控股子公司的擔保)

擔保對象名稱	發生日期(協議簽署日)	擔保金額	擔保類型	擔保期	是否履行完畢	是否為關聯方擔保(是或否)
—	—	—	—	—	—	—
報告期內擔保發生額合計						0
報告期末擔保餘額合計						0

公司對控股子公司的擔保情況

報告期內對控股子公司擔保發生額合計	652,650
報告期末對控股子公司擔保餘額合計	652,650

公司擔保總額情況(包括對控股子公司的擔保)

擔保總額	652,650
擔保總額佔公司淨資產的比例	26.76%

公司違規擔保情況

為控股股東及公司持股50%以下的其他關聯方提供擔保的金額	0
直接或間接為資產負債率超過70%的被擔保對象提供的債務擔保金額	0
擔保總額是否超過淨資產的50%(是或否)	否
違規擔保金額	0

除上表以外，本公司於本報告期並沒有為其他持股小於50%的公司提供擔保。

7.4 重大關聯交易

7.4.1 關聯銷售和採購

☑適用 ☐不適用

(單位：人民幣千元)

關聯方	向關聯方銷售產品和提供勞務	向關聯方採購產品和接受勞務

7.8.1 獨立董事參加董事會會議的出席情況

獨立董事姓名	本年應參加董事會會議次數	親自出席(次)	委託出席(次)	缺席(次)
朱幼麟	3	3	—	—
劉錦湘(*)	3	2	1	—
張伯華	3	3	—	—
黃卜仁	3	3	—	—
吳張	12	12	—	—
黃顯榮(*)	9	8	1	—
張鶴鏞	9	9	—	—

註：帶有(*)的獨立董事已分別辦理請假手續，同時亦委托其他董事代為出席並行使表決權。

7.8.2 本報告期內，本公司獨立非執行董事未對本公司年內董事會各項議案及非董事會議案的本公司其他事項提出異議。

7.8.3 獨立非執行董事之獨立性

董事會已收到所有獨立非執行董事按照港交所上市規則第3.13條就其獨立性而提交的確認函，認為現任獨立非執行董事均符合港交所上市規則第3.13條的相關指引，仍然屬於獨立人士。

本報告期內，本集團概無直接或者間接向本公司及控股股東的董事、監事及高級管理人員或彼等之關連人士提供貸款或貸款擔保。

7.8.4 審核委員會

審核委員會已經與管理層審閱本集團採納的會計原則、會計準則及方法，並探討審計、內部監控及財務匯報事宜，包括審閱截至二零零四年十二月三十一日止的經審計年度賬目。

8 監事會報告

監事會認為本公司依法運作，本公司財務情況、本公司募集資金使用、本公司收購、出售資產交易和關聯交易不存在問題。

9 財務報告

9.1 審計意見

本公司二零零四年度財務報告經廣東羊城會計師事務所有限公司審計，註冊會計師黃偉成、林旭升簽字，出具了(2005)羊查字第5161號標準無保留意見的審計報告；本公司二零零四年度財務報告經境外羅兵咸永道會計師事務所審計，亦出具了標準無保留意見報告書。

9.2 比較式合併及母公司的資產負債表、利潤表和當年的現金流量表(附後)

按中國會計準則編製的財務報告(經審計)

資產負債表

二零零四年十二月三十一日

編製單位：廣州藥業股份有限公司

單位：人民幣元

項目	合併 期初數	合併 期末數	母公司 期初數	母公司 期末數
流動資產：				
貨幣資金	[illegible]	[illegible]	231,542,044.04	201,807,672.50
短期投資	49,499,310.37	18,562,000.00	49,499,310.37	18,562,000.00
應收票據	52,280,755.19	185,209,600.23	—	—
應收股利	6,316,510.00	—	6,316,510.00	—
應收利息	—	—	—	—
應收賬款	878,361,678.85	967,659,441.43	—	—
其他應收款	130,980,738.37	131,782,083.42	319,285,854.82	345,237,748.98
預付賬款	[illegible]	[illegible]	—	



司屬下的藥材公司本年度取得的拆遷補償收入增加4,565千元。

(9) 經營活動產生的現金流量淨額比上年數增加3,036.20%，主要原因是經營活動的現金收入增幅明顯高於經營活動的現金支出的增幅。

6.9 對生產經營環境以及宏觀政策、法規產生重大變化已經、正在或將要對公司的財務狀況和經營成果產生重要影響的說明

☑適用 ☐不適用

國家關於藥品價格政策與抗生素限售政策的實施、平價藥房的大量湧現對本集團貿易業務所帶來的衝擊等因素對本集團二零零四年度的經營業績產生一定的影響。

6.10 完成盈利預測的情況

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6.11 完成經營計劃情況

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6.12 募集資金使用情況

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（單位：人民幣千元）

募集資金總額	737,990	本年度已使用募集資金總額	76,610
		已累計使用募集資金總額	660,380

承諾項目	擬投入金額	是否變更項目	實際投入金額	產生收益金額	是否符合計劃進度和預計收益
[illegible]	29,800	否	29,800	銷售收入增加123,480 毛利增加83,990	是
[illegible]	11,000	否	11,000	銷售收入增加8,300 毛利增加2,310	是
[illegible]	29,000	否	23,780	尚未產生新收益	否
[illegible]	11,000	否	11,000	銷售收入增加15,270 毛利增加9,620	是
[illegible]	17,000	否	17,000	銷售收入增加68,940 毛利增加45,760	是
[illegible]	29,100	否	18,430	銷售收入增加29,060 毛利增加12,210	是
[illegible]	29,500	否	29,500	尚未產生新收益	否
[illegible]	19,600	否	19,600	銷售收入增加11,180 毛利增加6,490	是
[illegible]	12,000	否	12,000	銷售收入增加25,200 毛利增加18,140	是
[illegible]	29,900	否	29,900	銷售收入增加40,220 毛利增加16,590	是
[illegible]	23,000	否	23,000	銷售收入增加7,670 毛利增加4,710	是
[illegible]	29,500	否	23,300	尚未產生新收益	否
[illegible]	17,800	否	17,830	銷售收入增加20,360 毛利增加14,810	是
[illegible]	29,500	否	29,500	銷售收入增加1,220 毛利增加600	是
[illegible]	12,000	否	12,000	銷售收入增加36,710 毛利增加29,370	是
[illegible]	29,900	否	29,900	銷售收入增加1,730 毛利增加1,120	是
[illegible]	29,900	否	29,900	尚未產生新收益	是
[illegible]	89,300	否	88,630	未產生新收益	否
[illegible]	59,500	否	34,880	未產生新收益	否
[illegible]	20,000	否	20,000	銷售收入增加965,200 毛利增加64,480	是
[illegible]	20,000	否	16,020	尚未產生新收益	否
[illegible]	80,000	否	43,750	尚未產生新收益	否
[illegible]	79,690	否	75,690	—	是
合計	737,990	—	660,380	銷售收入增加1,354,540 毛利總增加309,690	—

未達到計劃進度和收益的說明：[illegible]

變更原因及變更程序說明：無發生變更

二零零三年：人民幣0.060元），保留此項未關股東大會審議通過（二零零四年度股東周年大會通告將另行公告）。

本年度不進行資本公積金轉增股本。

本公司本報告期盈利但未提出現金利潤分配預案

☐適用 ☑不適用

6.17 資金流動性

於二零零四年十二月三十一日，本集團的流動比率為1.46，速動比率為0.97，本年度應收賬款周轉率為9.77次，比去年減慢4.48%，存貨周轉率為5.88次，比去年加快1.11%。

6.18 財政資源

於二零零四年十二月三十一日，本集團的現金及現金等價物為人民幣880,825千元，其中約96.59%及3.41%分別為人民幣及港幣等外幣。

於二零零四年十二月三十一日，本集團之銀行借款為人民幣1,094,639千元，其中長期借款為人民幣157,180千元（二零零三年十二月三十一日：人民幣137,180千元），該借款為人民幣定息借款（其中人民幣47,680千元將於2005年到期，人民幣109,500千元將於2006年到期）；短期借款為人民幣937,459千元（二零零三年十二月三十一日：人民幣664,230千元）。

6.19 資本結構

於二零零四年十二月三十一日止，本集團的流動負債為人民幣2,398,058千元（二零零三年十二月三十一日：人民幣1,948,139千元），較二零零三年末增長23.09%；長期負債為人民幣148,330千元（二零零三年十二月三十一日：人民幣162,691千元），較二零零三年末下降8.83%；股東權益為人民幣2,440,230千元（二零零三年十二月三十一日：人民幣2,429,476千元），較二零零三年末上升0.44%。

6.20 資本性開支

本集團預計2005年資本性開支約為人民幣2.58億元（二零零四年：人民幣3.29億元），主要用於GMP和其他技術改造。本集團的資金完全能夠滿足資本性開支計劃和日常運營等所需資金。

6.21 資產負債率

截至二零零四年十二月三十一日止，本集團的資產負債率（按負債總值／資產總值計算）為49.13%，較去年末上升9.56%。

6.22 外匯風險

本集團大部分收入、支出、資產及負債均為人民幣或以人民幣結算，所以並無重大的外匯風險。

6.23 主要現金來源與運用項目

截至二零零四年十二月三十一日止，本集團之現金及現金等價物為人民幣880,825千元，比去年末增加人民幣64,386千元；經營活動之現金流入淨額為人民幣200,542千元，同比增加207,373千元，主要原因是經營活動的現金收入的增幅明顯高於經營活動的現金支出增幅。

6.24 或有負債

截至二零零四年十二月三十一日止，本集團並無重大的或有負債。

6.25 資產抵押詳情

於二零零四年十二月三十一日，本集團之銀行借款是以賬面淨值為人民幣130,344千元的固定資產作抵押。

6.26 其他事項

6.26.1 本報告期內，本公司無重大收購及出售資產（包括附屬公司及聯營公司）、吸收合併事項。

6.26.2 最佳應用守則

本公司於本年度內一直遵守香港聯合交易所有限公司（「港交所」）《證券上市規則》（「上市規則」）附錄十四所載《最佳應用守則》的規定。

廣州僑光製藥廠	47,021	0.61%	26,595	0.41%
廣州明興製藥廠	1,626	0.02%	22,484	0.35%
廣州天心藥業股份有限公司	18,537	0.24%	6,769	0.11%
廣州何濟公製藥廠	1,154	0.01%	2,439	0.04%
廣州光華藥業股份有限公司	3,692	0.05%	32,568	0.51%
廣州衛生材料廠	5	—	2,089	0.03%
保聯拓展公司	—	—	9,607	0.15%
廣州中富藥業有限公司	—	—	108	—
廣州醫藥工業研究所	7	—	—	—
廣州白雲山中藥廠	1,392	0.02%	1,744	0.03%
廣州白雲山製藥總廠	7,580	0.10%	155	—
廣州白雲山化學製藥廠	3,132	0.04%	—	—
合計	84,146	1.09%	104,558	1.63%

7.4.2 關聯債權債務往來

☑適用 ☐不適用

（單位：人民幣千元）

關聯方	向關聯方提供資金		關聯方向上市公司提供資金	
	發生額	餘額	發生額	餘額
應收賬付款項：				
廣州僑光製藥廠	55,014	17,232	31,116	240
廣州明興製藥廠	1,903	739	26,306	274
廣州天心藥業股份有限公司	21,688	5,481	7,920	487
廣州何濟公製藥廠	1,351	432	2,854	1.6
廣州光華藥業股份有限公司	4,320	1,573	18,104	394
廣州衛生材料廠	5	—	2,445	79
保聯拓展公司	—	—	74,097	30,201
廣州中富藥業有限公司	—	—	127	42
廣州白雲山中藥廠	1,628	1,154	2,040	621
廣州白雲山製藥總廠	8,868	1,753	181	202
廣州白雲山化學製藥廠	3,665	423	—	—
合計	98,442	28,786	185,188	32,653
其他應收應付款項：				
廣州醫藥集團有限公司	436	6,312	18,798	22,478
廣州何濟公製藥廠	25	25	—	—
廣州華南醫療器械有限公司	—	100	—	—
保聯拓展公司	13,433	14,854	—	—
廣州中富藥業有限公司	—	—	—	264
廣州白雲山製藥總廠	—	—	101	136
廣州醫藥物資供應公司	—	—	—	724
深圳市[illegible]生物有限公司	—	2,631	—	—
合計	13,899	23,923	18,900	23,462
預收付款項				
廣州僑光製藥廠	—	—	17,452	40
廣州明興製藥廠	—	—	690	48
廣州何濟公製藥廠	—	—	74	24
廣州光華藥業股份有限公司	—	—	2,197	1
廣州白雲山中藥廠	—	—	4,032	18
廣州白雲山製藥總廠	—	—	478	(69)
廣州白雲山化學製藥廠	—	—	876	36
合計			25,828	56

其中：報告期內本集團向控股股東及其子公司提供資金的發生額112,341千元，餘額52,709千元。

7.5 委託理財

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7.6 承諾事項履行情況

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7.7 重大訴訟仲裁事項

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7.8 獨立董事履行職責的情況

本報告期內，本公司獨立非執行董事勤勉盡責，按時參加董事會，並對報告期內本公司進行的關聯交易發生了獨立意見，認真履行了獨立非執行董事職責。

待攤費用	91,300,355.06	89,835,431.99	—	—
一年內到期的長期債權投資	—	—	—	—
其他流動資產	—	—	—	—
流動資產合計	3,223,046,963.99	3,494,265,995.29	606,543,719.23	565,607,421.48
長期投資：				
長期股權投資	74,867,192.97	74,610,894.56	1,853,732,823.78	1,877,883,028.41
長期債權投資	—	—	—	—
長期投資合計	74,867,192.97	74,610,894.56	1,853,732,823.78	1,877,883,028.41
其中：合併價差	2,461,219.14	4,175,432.85	—	—
其中：股權投資差額	2,461,219.14	4,175,432.85	—	—
固定資產：				
固定資產原價	1,505,442,749.56	1,980,499,364.41	37,407,039.02	41,005,158.52
減：累計折舊	498,586,610.21	583,351,522.12	10,215,682.50	13,438,003.00
固定資產淨值	1,006,856,138.79	1,397,147,842.29	27,191,344.52	27,567,154.52
減：固定資產減值準備	25,786,824.47	25,352,941.97	7,109,752.25	7,109,752.25
固定資產淨額	981,069,314.32	1,371,794,900.32	20,081,592.27	20,457,402.27
工程物資	—	—	—	—
在建工程	305,928,588.83	119,645,075.16	—	—
固定資產清理	—	—	—	—
固定資產合計	1,286,997,903.15	1,491,439,975.47	20,081,592.27	20,457,402.27
無形資產及其他資產：				
無形資產	93,715,255.21	103,345,329.75	—	—
長期待攤費用	28,413,062.66	19,215,827.63	1,997,842.14	1,492,460.43
其他長期資產	—	—	—	—
無形資產及其他資產合計	122,128,265.87	122,561,157.38	1,997,842.14	1,492,460.43
遞延稅項：				
遞延稅款借項	—	—	—	—
資產總計	4,707,039,445.98	5,182,878,025.71	2,482,455,977.42	2,465,440,312.59
流動負債：				
短期借款	664,230,000.00	937,458,830.03	—	—
應付票據	212,533,558.69	137,052,834.12	—	—
應付賬款	644,880,577.38	848,628,472.16	—	—
預收賬款	34,182,508.08	22,901,240.69	—	—
應付工資	77,632,473.67	60,994,217.94	2,465,498.66	2,430,269.38
應付福利費	56,334,037.21	51,590,272.62	3,074,976.55	3,346,137.21
應付股利	31,178.03	26,383.04	11,137.00	25,980.20
應交稅金	21,605,390.47	24,041,244.06	216,641.71	424,662.76
其他應交款	2,651,595.11	2,880,392.94	13,161.85	21,220.74
其他應付款	199,619,096.28	265,372,457.79	40,995,462.65	18,585,121.28
預提費用	4,456,292.55	9,231,282.20	2,000,000.00	2,150,000.00
預計負債	—	—	—	—
一年內到期的長期負債	30,000,000.00	47,660,000.00	—	—
其他流動負債	—	—	—	—
流動負債合計	1,948,138,683.47	2,398,057,627.79	49,297,379.06	26,983,391.57
長期負債：				
長期借款	107,180,000.00	109,500,000.00	—	—
應付債券	—	—	—	—
長期應付款	3,616,783.17	5,020,012.56	—	—
專項應付款	46,893,397.48	33,810,171.91	1,000,000.00	—
其他長期負債	5,000,000.00	—	—	—
長期負債合計	162,690,680.65	148,330,184.47	1,000,000.00	—
遞延稅項：				
遞延稅款貸項	—	—	—	—
負債合計	2,110,829,364.12	2,546,387,812.26	50,297,379.06	26,983,391.57
少數股東權益	166,733,695.45	196,260,508.34	—	—
所有者權益（或股東權益）：				
實收資本（或股本）	810,900,000.00	810,900,000.00	810,900,000.00	810,900,000.00
減：已歸還投資	—	—	—	—
實收資本（或股本）淨額	810,900,000.00	810,900,000.00	810,900,000.00	810,900,000.00
資本公積	1,119,572,202.41	1,126,381,425.35	1,119,405,462.95	1,125,595,838.66
盈餘公積	436,445,683.07	480,442,389.26	145,803,875.54	153,118,167.58
其中：法定公益金	134,458,560.41	153,572,065.40	59,176,788.16	61,614,885.51
未分配利潤	82,558,495.93	22,505,890.50	356,049,259.87	348,842,914.78
擬分配現金股利	48,654,000.00	20,272,500.00	48,654,000.00	20,272,500.00
外幣報表折算差額	—	—	—	—
減：未確認投資損失	—	—	—	—
所有者權益（或股東權益）合計	2,429,476,362.41	2,440,229,705.11	2,432,158,598.36	2,438,456,921.02
負債和所有者權益（或股東權益）總計	4,707,039,445.98	5,182,878,025.71	2,482,455,977.42	2,465,440,312.59

廣州藥業股份有限公司

GPC

Guangzhou Pharmaceutical Company Limited

(於中華人民共和國成立之股份有限公司)

(股份編號：0874)

二零零四年年度報告摘要

利潤及利潤分配表
二零零四年
編製單位：廣州藥業股份有限公司

單位：人民幣元

項目	合併 本期數	合併 上期數	母公司 本期數	母公司 上期數
一、主營業務收入	7,708,313,589.34	6,971,963,246.21	—	—
減：主營業務成本	6,312,061,516.70	5,575,324,494.57	—	—
主營業務稅金及附加	23,762,977.68	23,8[illegible]7,921.27	—	—
二、主營業務利潤（虧損以「-」號填列）	1,372,489,094.96	1,372,713,830.37	—	—
加：其他業務利潤（虧損以「-」號填列）	39,007,234.82	43,351,577.75	[illegible]	4,267,200.40
減：營業費用	533,614,941.06	480,112,910.29	—	—
管理費用	656,528,252.39	612,672,250.56	[illegible]	31,534,143.01
財務費用	37,873,578.65	22,200,163.79	([illegible])	(4,365,400.55)
三、營業利潤（虧損以「-」號填列）	183,421,057.28	296,060,374.38	(14,03[illegible])	(22,901,542.06)
加：投資收益（損失以「-」號填列）	(4,735,840.64)	2,714,764.17	62,978,959.10	166,528,032.74
補貼收入	588,92[illegible]	276,358.28	—	—
營業外收入	6,838,595.53	2,616,643.99	10,867.00	725.46
減：營業外支出	18,470,362.19	16,794,247.44	196,622.80	110,957.22
四、利潤總額（虧損總額以「-」號填列）	157,642,370.95	284,273,443.38	48,761,946.95	143,516,258.92
減：所得稅	103,569,528.[illegible]	134,425,044.95	—	—
減：少數股東損益	8,781,241.46	10,552,991.99	—	—
加：未確認投資損失（合併報表填列）	—	—	—	—
五、淨利潤（淨虧損以「-」號填列）	55,291,600.77	139,795,406.44	48,761,946.95	143,516,258.92
加：年初未分配利潤	82,555,496.[illegible]	74,594,333.92	356,049,259.87	282,714,439.79
其他轉入	153,185.06	—	—	—
六、可供分配的利潤	[illegible]	[illegible]	404,811,206.82	426,230,698.71
減：提取法定盈餘公積	21,697,098.56	32,076,132.21	4,876,194.59	14,351,625.89
提取法定公益金	19,113,504.99	24,892,774.22	2,438,097.35	7,175,812.95
提取職工獎勵及福利基金（合併報表填列）	2,693,501.02	2,397,077.69	—	—
提取儲備基金	1,010,062.88	940,154.13	—	—
提取企業發展基金	1,010,062.88	940,154.13	—	—
利潤歸還投資	—	—	—	—
七、可供股東分配的利潤	92,479,252.44	153,033,706.98	[illegible]	404,703,259.87
減：應付優先股股利	—	—	—	—
提取任意盈餘公積	31,319,361.54	31,821,210.05	—	—
應付普通股股利	48,654,000.00	48,654,000.00	48,654,000.00	48,654,000.00

補充材料

1. 將淨利潤調節為經營活動現金流量：

淨利潤	55,291,600.77	48,761,946.95
加：少數股東損益（虧損以「-」號填列）	8,781,241.46	—
減：未確認的投資損失	—	—
加：計提的資產減值準備	31,304,538.30	—
固定資產折舊	104,725,490.30	3,334,302.86
無形資產攤銷	4,077,196.86	—
長期待攤費用攤銷	14,538,987.42	759,324.26
待攤費用減少（減：增加）	1,464,923.07	—
預提費用增加（減：減少）	4,774,989.65	150,000.00
處置固定資產、無形資產和其他長期資產的損失（減：收益）	177,188.37	5,742.70
固定資產報廢損失	3,324,459.40	26,959.14
財務費用	37,199,378.70	—
投資損失（減：收益）	4,735,840.64	(62,978,959.10)
遞延稅款貸項（減：借項）	—	—
存貨的減少（減：增加）	(34,941,011.89)	—
經營性應收項目的減少（減：增加）	(83,578,581.34)	1,800,677.81
經營性應付項目的增加（減：減少）	48,665,956.29	1,771,659.99
其他	—	—
經營活動產生的現金流量淨額	200,542,198.00	(6,368,345.39)

2. 不涉及現金收支的投資和籌資活動：

債務轉為資本	—	—
一年內到期的可轉換公司債券	—	—
融資租入固定資產	—	—

3. 現金及現金等價物淨增加情況：

現金的期末餘額	880,824,597.90	201,807,672.50
減：現金的期初餘額	816,439,041.14	231,542,044.04
加：現金等價物的期末餘額	—	—
減：現金等價物的期初餘額	—	—
現金及現金等價物淨增加額	64,385,556.76	(29,734,371.54)

9.3 **與最近一期年度報告相比，會計政策、會計估計和核算方法未發生變化**

9.4 **本報告期無會計差錯更正**

9.5 **與最近一期年度報告相比，合併範圍發生變化**

本報告期，本集團合併範圍增加廣西盈康藥業有限責任公司、廣州廣藥盈邦營銷有限公司及福建廣藥潔達醫藥有限公司。

9.6 **香港普遍採納之會計原則編製（經審計）**

綜合損益表
截至二零零四年十二月三十一日止年度

	附註	二零零四年 人民幣千元	二零零三年 人民幣千元
營業額	1	7,709,565	6,973,113
銷售成本		(6,313,633)	(5,576,164)
毛利		1,395,932	1,396,949
其他收益		65,146	74,923
分銷成本		(557,377)	(504,230)
行政開支		(666,716)	(606,298)
其他經營開支		(27,555)	(19,807)

二零零四年

	製造 人民幣千元	貿易 人民幣千元	零售 人民幣千元	進出口 人民幣千元	抵銷 人民幣千元	集團 人民幣千元
除稅前盈利						161,675
稅項						(110,295)
除稅後盈利						51,380
少數股東權益						(8,551)
淨盈利						42,829
分部資產	2,562,404	2,368,236	162,165	103,114	(338,484)	4,857,935
聯營公司權益	6,066					6,066
未分配資產						549,437
總資產						5,413,438
分部負債	766,397	2,018,186	69,252	[illegible]	(358,484)	2,584,445
未分配負債						71,114
總負債						2,655,559
資本性開支	307,879	16,200	4,085	366		328,530
折舊	89,529	26,031	2,362	509		118,431
攤銷開支	7,863	3,206	—	30		11,099
固定資產減值開支	2,521	—	—	—		2,521

二零零三年

	製造 人民幣千元	貿易 人民幣千元	零售 人民幣千元	進出口 人民幣千元	抵銷 人民幣千元	集團 人民幣千元
營業額						
外部	1,890,364	4,344,134	354,438	184,177	—	6,973,113
內部	27,648	189,671	17,015	33,568	(267,902)	—
總計	1,918,012	4,533,805	371,453	217,745	(267,902)	6,973,113
分部業績	280,038	95,055	5,205	1,565	(12,445)	369,418
未分配成本						[illegible]
經營盈利						341,537
財務成本						(34,172)
應佔盈利或虧損：						
聯營公司/						
合營公司	464					464
除稅前盈利						307,829
稅項						(148,393)
除稅後盈利						159,436
少數股東權益						(12,769)
淨盈利						146,667
分部資產	2,193,747	2,004,166	179,183	120,929	(309,913)	4,188,112
聯營公司權益	5,292					5,292
未分配資產						760,667
總資產						4,954,091

4. 股息

	二零零四年 人民幣千元	二零零三年 人民幣千元
擬派末期每股股息人民幣0.025元（二零零三年：人民幣0.06元）	20,273	48,654

董事於二零零五年四月二十七日召開會議並宣佈普通股每股分派末期股息人民幣0.025元，擬派股息在相關科目不再作為應付股利反映，惟將於截至二零零五年十二月三十一日止年度列作保留盈餘分派。

5. 每股盈利

截至二零零四年十二月三十一日止年度每股盈利乃根據股東應佔盈利人民幣42,829,000元（二零零三年：人民幣146,667,000元）及已發行普通股數810,900,000股計算（二零零三年：810,900,000股）。

截至二零零四年十二月三十一日止年度及截至二零零三年十二月三十一日止年度，由於沒有發行攤薄證券，因而無呈列每股攤薄盈利。

承董事會命
楊榮明
董事長

中國，廣州，二零零五年四月二十七日

於本公告日，本公司董事會成員包括執行董事楊榮明先生、周躍進先生、馮贊勝先生與何舒華先生（於2005年4月27日辭任），及獨立非執行董事吳張先生、黃顯榮先生與張鶴鏞先生。

按《香港聯合交易所有限公司證券上市規則》附錄十六第45條第(1)至(3)段規定的所有資料將於短期內刊登於聯交所的網頁http://www.hkex.com.hk上。

第三屆第四次監事會會議決議公告

廣州藥業股份有限公司（以下簡稱「本公司」）第三屆第四次監事會會議於二零零五年四月二十七日在本公司二樓會議室召開，監事會主席陳燦英先生主持了會議，全體監事出席了會議，符合《公司法》及本公司《章程》之規定，到會監事一致表決同意，並會議通過如下事項：

1. 本公司二零零四年度監事會工作報告；
2. 本公司二零零四年度財務決算報告；
3. 本公司屬下廣州市藥材公司計提存貨減值準備的議案；
4. 本公司擬修訂的《購銷關聯交易協議》及其項下交易的議案（詳見本公司關於持續性關聯交易的公告）；
5. 關於修改本公司章程的議案；
6. 關於修改本公司《監事會議事規則》的議案（全文詳見上海證券交易所網站）；

7. 根據下列事項調整 [illegible]	—	—	—	—
未分配利潤（未彌補				
虧損以「(-)」號填列）	22,305,890.50	82,338,496.93	348,842,914.78	356,017,259.37

補充資料：

1. 出售、處置部門或				
被投資單位所得收益	(322,942.99)	969,762.78	—	—
2. 自然災害發生的損失	—	—	—	—
3. 會計政策變更增加				
（或減少）利潤總額	—	—	—	—
4. 會計估計變更增加				
（或減少）利潤總額	—	—	—	—
5. 債務重組損失	—	—	—	—
6. 其他	—	—	—	—

現金流量表

二零零四年

編製單位：廣州藥業股份有限公司

單位：人民幣元

項目	合併數	母公司數
一、經營活動產生的現金流量：		
銷售商品、提供勞務收到的現金	8,914,281,463.31	—
收到的稅費返還	18,540,083.82	—
收到的其他與經營活動有關的現金	78,958,875.02	11,954,078.34
現金流入小計	9,011,780,422.15	11,954,078.34
購買商品、接受勞務支付的現金	7,139,659,628.54	—
支付給職工以及為職工支付的現金	576,229,016.66	7,416,248.88
支付的各項稅費	456,071,929.74	544,669.44
支付的其他與經營活動有關的現金	639,277,649.21	10,491,505.41
現金流出小計	8,811,238,224.15	18,322,423.73
經營活動產生的現金流量淨額	200,542,198.00	(6,368,345.39)
二、投資活動產生的現金流量：		
收回投資所收到的現金	46,803,573.16	40,344,197.13
其中：出售子公司收到的現金	6,459,376.03	—
取得投資收益所收到的現金	8,402,627.39	132,319,276.02
處置固定資產、無形資產和		
其他長期資產而收回的現金	1,010,598.15	690.00
收到的其他與投資活動有關的現金	14,621,805.19	217,655,463.15
現金流入小計	70,838,603.89	390,319,651.54
購建固定資產、無形資產和		
其他長期資產所支付的現金	308,690,297.77	1,354,975.55
投資所支付的現金	16,499,805.39	81,575,713.99
支付的其他與投資活動有關的現金	1,520,000.00	236,270,697.60
現金流出小計	326,710,103.16	319,401,387.14
投資活動產生的現金流量淨額	(255,871,499.27)	66,918,264.20
三、籌資活動產生的現金流量：		
吸收投資所收到的現金	5,014,795.47	—
其中：子公司吸收少數股東權益		
性投資收到的現金	5,014,795.47	—
借款所收到的現金	936,498,816.40	—
收到的其他與籌資活動有關的現金	401,729,801.27	—
現金流入小計	1,343,243,413.14	—
償還債務所支付的現金	766,678,816.40	—
分配股利、利潤或償付利息所支付的現金	96,121,136.72	49,222,454.75
其中：支付少數股東的股利	10,282,963.03	—
支付的其他與籌資活動有關的現金	360,666,766.39	35,000,000.00
其中：子公司依法減資支付給		
少數股東的現金	—	—
現金流出小計	1,223,466,719.51	84,222,454.75
籌資活動產生的現金流量淨額	119,776,693.63	(84,222,454.75)
四、匯率變動對現金的影響	(61,835.60)	(61,835.60)
五、現金及現金等價物淨增加額	64,385,556.76	(23,731,371.54)

	附註	二零零四年 人民幣千元	二零零三年 人民幣千元
經營盈利	2	209,430	341,537
理財成本		(47,194)	(34,172)
除融資成本後經營盈利		162,236	307,365
應佔盈利減虧損			
聯營公司/合營企業		(561)	464
除稅前盈利		161,675	307,829
稅項	3	(110,295)	(148,393)
除稅後盈利		51,380	159,436
少數股東權益		(8,551)	(12,769)
股東應佔盈利		42,829	146,667
股息	4	20,273	48,654
每股盈利	5	人民幣0.053元	人民幣0.181元

1. 營業額、收益及分部資料

本集團主要從事中成藥製造及銷售，以及西藥、中成藥、中藥材及各種醫療器械的批發、零售及進出口業務。本年度列賬之收益如下：

	二零零四年 人民幣千元	二零零三年 人民幣千元
營業額：		
銷售貨品	7,709,565	6,973,113
其他收益：		
政府補貼	375	290
對附屬公司的股權沖淡		
而產生之收益	—	3,565
出售共同控制實體之收入	—	934
出售一家附屬公司之收入	—	1,786
利息收入	9,326	11,210
投資物業之總租金收入	21,883	21,286
其他物業之總租金收入	13,147	9,201
供應商推廣收入	9,433	12,947
專利費收入	2,032	1,600
出售買賣證券之已變現收益	1,666	—
非上市投資之股息收入	—	4,880
其他	7,284	7,224
	65,146	74,923
總收益	7,774,711	7,048,036

集團經營以下主要業務分部：

- 製造中成藥；
- 批發西藥、中成藥、中藥材及醫療器械；
- 零售西藥、中成藥、中藥材及醫療器械；
- 進出口西藥。

集團其他業務主要為持有投資物業及非買賣證券，兩者的規模皆不足以作出獨立報告。

本集團於本期之業務分部營業額及業績分析如下：

二零零四年

	製造 人民幣千元	批發 人民幣千元	零售 人民幣千元	進出口 人民幣千元	抵銷 人民幣千元	綜合 人民幣千元
營業額						
外界	1,930,231	5,339,957	278,830	170,547	—	7,709,565
內部	16,636	261,155	9	23,114	(300,934)	—
總計	1,936,887	5,601,112	278,839	193,661	(300,934)	7,709,565
分部業績	203,990	49,399	(17,096)	3,790	(10,012)	232,361
未分配成本						(22,931)
經營盈利						209,430
理財成本						(47,194)
應佔盈利減虧損						
聯營公司/						
合營公司	(561)					(561)

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
未分配負債						94,190
總負債						2,220,047
資本性開支	303,012	54,732	4,165	665		363,354
折舊	80,901	20,481	4,064	209		105,655
攤銷開支	2,499	3,013	—	30		10,514
固定資產						
減值開支	1,185	—	—	—		1,185

2. 經營盈利

經營盈利已扣除及計入下列項目：

	二零零四年 人民幣千元	二零零三年 人民幣千元
扣除		
固定資產之折舊及攤銷	118,431	105,655
無形資產之攤銷	11,099	10,514
固定資產減值支出	2,521	1,186
非買賣證券減值支出	3,788	4,671
壞賬準備	5,095	—
將存貨撇減至可變現淨值	25,148	—
買賣證券減值支出	1,191	—
有關投資物業之支出	3,749	4,030
有關其他物業之支出	2,629	1,840
出售固定資產損失	7,852	4,917
研究及開發成本	30,984	35,536
核數師酬金	3,324	3,180
員工成本		
養老金	61,455	58,311
住房公積金	30,538	22,113
醫療保險	25,143	24,244
住房補貼	12,132	19,290
薪金、工資及其他福利支出	483,343	436,145
土地及樓宇經營租賃	36,172	30,716
計入		
買賣證券減值準備		
之撥回	—	690
壞賬準備之撥回	—	9,437

3. 稅項

除一家設立於沿海經濟開發區的外商投資企業適用企業所得稅率為27%外，中國企業所得稅乃按照本年度估計應課稅溢利主要依稅率33%（二零零三年：33%）提撥準備。

在綜合損益表支銷之稅項如下：

	二零零四年 人民幣千元	二零零三年 人民幣千元
當期稅項：		
－中國企業所得稅	103,569	134,425
遞延稅項暫時性差異		
的產生及轉回	6,726	13,882
	110,295	148,307
應佔聯營公司之稅項	—	86
稅項支出	110,295	148,393

本集團有關除稅前盈利之稅項與按採用中國企業所得稅之稅率而計算之理論稅額之差額如下：

	二零零四年 人民幣千元	二零零三年 人民幣千元
除稅前盈利	161,675	307,829
按稅率33%（二零零三年：33%）		
計算之稅項	53,353	101,584
附屬公司不同稅率之影響	(2,120)	(2,488)
無須課稅之收入	(2,081)	(13,350)
不可扣稅之支出	63,374	63,995
稅收返還（附註）	(2,231)	(1,348)
稅項支出	110,295	148,393

7. [illegible]

8. 關於召開二零零四年年度股東大會的議案。

特此公告

本公告乃根據香港聯交所有限公司上市規則第13.09(2)條而作出的。

廣州藥業股份有限公司
董事會

中國，廣州，二零零五年四月二十七日

於本通告日，董事會成員包括執行董事楊榮明先生、周躍進先生、馮贊勝先生與何舒華先生（於二零零五年四月二十七日辭任），及獨立非執行董事吳張先生、黃顯榮先生與張鶴鏞先生。

二零零五年上半年業績預增公告

本公司及董事會全體成員保證公告內容的真實、準確和完整，對公告的虛假記載、誤導性陳述或者重大遺漏負有連帶責任。

由於廣州藥業股份有限公司（「本公司」）加快業務發展的步伐，採取了一系列的措施，使本公司及其附屬企業（合稱「本集團」）二零零五年第一季度的主營業務收入呈現較大幅度的增長。本公司預計本集團二零零五年上半年淨利潤與二零零四年上半年相比將增長達50%或以上（二零零四年上半年實現淨利潤為人民幣31,809千元）。

特此公告

本公告乃根據香港聯交所有限公司上市規則第13.09(2)條而作出的。

廣州藥業股份有限公司
董事會

中國，廣州，二零零五年四月二十七日

於本通告日，董事會成員包括執行董事楊榮明先生、周躍進先生、馮贊勝先生與何舒華先生（於二零零五年四月二十七日辭任），及獨立非執行董事吳張先生、黃顯榮先生與張鶴鏞先生。

關於董事辭任的公告

本公司及董事會全體成員保證公告內容的真實、準確和完整，對公告的虛假記載、誤導性陳述或者重大遺漏負連帶責任。

何舒華先生因工作原因，現向廣州藥業股份有限公司（以下簡稱「本公司」）董事會（以下簡稱「董事會」）提出辭去本公司董事職務。經本公司二零零五年四月二十七日召開的第三屆第十一次董事會會議作出決議，同意何舒華先生辭去本公司董事職務，並於同日生效。

何舒華先生確認並無任何與其辭任有關而需讓本公司全體股東知悉的事宜。本公司董事會與何舒華先生確認並不知悉尚有須向本公司及其附屬公司（合稱「本集團」）負擔之任何私人責任或因辭任而可能對該責任產生影響，並且何舒華先生與本公司之間並無任何分歧而致使何舒華先生須辭去其職務。

何舒華先生自本公司於一九九七年成立以來，一直擔任本公司董事會秘書，自二零零一年起任本公司副總經理，自二零零四年十一月起任本公司董事。何舒華先生在任職期間勤勉工作、盡職盡責，為本公司的發展作出了貢獻。本公司董事會在此謹對何舒華先生為本集團所作的努力與貢獻表示衷心的感謝。

特此公告

廣州藥業股份有限公司
董事會

中國，廣州，二零零五年四月二十七日

於本公告日，本公司董事會成員包括執行董事楊榮明先生、周躍進先生、馮贊勝先生與何舒華先生（於二零零五年四月二十七日辭任），及獨立非執行董事吳張先生、黃顯榮先生與張鶴鏞先生。

香港聯合交易所有限公司對本公告內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就本公告全部或任何部份內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。

廣州藥業股份有限公司
Guangzhou Pharmaceutical Company Limited
（於中華人民共和國成立之股份有限公司）

（股份編號：0874）

第三屆第十一次董事會會議決議公告

廣州藥業股份有限公司（以下簡稱「本公司」）及董事會（「董事會」）全體成員保證公告內容的真實、準確和完整，對公告的虛假記載、誤導性陳述或者重大遺漏負連帶責任。

本公司第三屆第十一次董事會會議於二零零五年四月二十七日在本公司所在地廣州市沙面北街四十五號二樓會議室召開，會議應到董事七人，實到董事六名，其中，執行董事馮贊勝先生以電話會議形式參加會議。董事長楊榮明先生因公務未能出席本次會議，委托副董事長周躍進先生代為出席會議並行使表決權。副董事長周躍進先生主持了會議；本公司監事、高級管理人員和境內外核數師及律師列席了會議，符合《公司法》及本公司《章程》之規定。經過會議充分討論，到會董事一致表決同意，並審議通過如下事項：

一、 本公司二零零四年度董事會報告書；

二、 本公司二零零四年度財務決算報告；

三、 本公司屬下廣州市藥材公司（「藥材公司」）計提存貨減值準備的議案；

同意對本公司屬下藥材公司二零零四年底庫存商品計提存貨跌價準備人民幣24,388,727元。對有關存貨計提的跌價準備計入二零零四年的損益。

四、 本公司二零零四年度的核數師報告；

五、 本公司二零零四年度之利潤分配及派息方案：

(一) 本公司及所屬企業二零零四年的稅後利潤擬作如下分配：

1. 所屬企業中製造企業提取法定盈餘公積金10%，提取法定公益金10%，提取任意盈餘公積金10%；所屬企業中貿易企業提取法定盈餘公積金10%，提取法定公益金10%，提取任意盈餘公積金 20%。

2. 本公司本部提取法定盈餘公積金10%，提取法定公益金5%，不提取任意盈餘公積金。

(二) 二零零四年擬派發年度股息每股0.025元（A股含稅），派息總額為人民幣2,027.25萬元。

六、 本公司預計二零零五年度利潤分配政策的方案；

本公司預計二零零五年度進行利潤分配一次；二零零五年度的淨利潤用於股利分配的比例不低於30%，利潤分配方式將採用派發現金的方式；本公司計劃二零零五年度不進行資本公積金轉增股本。

七、 二零零五年度本公司董事服務報酬總金額的議案；

預計二零零五年度本公司的董事服務報酬總金額為人民幣246萬元。

八、 二零零五年度本公司監事服務報酬總金額的議案；

預計二零零五年度本公司監事服務報酬總金額為25萬元。

九、 本公司經修訂的《購銷關聯交易協議》及其項下交易的議案（詳見本公司關於持續性關聯交易公告）；

十、 關於撤銷廣州廣藥盈邦營銷有限公司（以下簡稱「原盈邦公司」）成立廣州藥業股份有限公司盈邦分公司（以下簡稱「新公司」）的議案；

新公司為廣州藥業直屬的非獨立法人分公司，新公司的成立有利於加強本公司的管理職能和提高運作效率，實現營銷資源的整合，擴大整體市場。

十一、 關於修改本公司章程的議案；

(1) 原第六條改為：

第六條　本章程經本公司二零零四年度年股東大會特別決議修改並生效，原章程廢止。

本章程自生效之日起，即成為規範本公司的組織與行為，本公司與股東之間、股東與股東之間權利義務的具有法律約束力的文件。

(2) 原第十一條改為：

第十一條　本公司的經營範圍包括：國有資產經營、投資、開發、資金融通；中成藥的開發、生產，生物製品、保健藥品、保健飲料的生產（持許可證經營）；批發和零售貿易（含中成藥，其他國家專營專控項目除外）；銷售危險化學品乙類、醫療器

(五) 如任何董事、監事、經理和其他高級管理人員與將討論的事項有重要利害關係，應當披露其利害關係的性質和程度；如果將討論的事項對該董事、監事、經理和其他高級管理人員作為股東的影響有別於對其他同類別股東的影響，則應當說明其區別；

(六) 載有任何擬在會議上提議通過的特別決議的全文；

(七) 以明顯的文字說明，有權出席和表決的股東有權委任一位或者一位以上的股東代理人代為出席和表決，而該股東代理人不必為股東；

(八) 載明會議投票代理委託書的送達時間和地點。

本公司召開股東大會並為內資股股東提供股東大會網絡投票的，應在股東大會會議通知中明確網絡投票的時間、投票程序及其審議的事項。

原第六十條至第六十六條的序號相應改為第六十一條至第六十七條。

(7) 在修改後第六十七條後增加第六十八條至第七十條：

第六十八條　本公司應在保證股東大會合法、有效的情況下，在具備條件的前提下，通過各種方式和途徑，包括向內資股股東提供網絡形式的投票平臺等現代信息技術手段，擴大社會公眾股股東參與股東大會的比例。

第六十九條　為切實保障社會公眾股股東的利益，在條件允許的情況下，本公司召開股東大會時可通過網絡投票系統方便內資股股東行使表決權。在本公司股東大會對第七十九條的事項進行表決時，應當向內資股股東實施網絡投票。

如該次股東大會向內資股股東實施網絡投票，則於股東大會股權登記日登記在冊的所有內資股股東，均有權通過網絡投票方式行使表決權，但同一股份只能選擇現場投票、網絡投票或其他符合規定的其他投票方式中的一種表決方式。

本公司股東大會向內資股股東實施網絡投票，應按照有關法律、法規和規章進行。

第七十條　本公司董事會、獨立董事和符合相關條件的股東可以通過向公司股東徵集其在股東大會上的投票權，投票權徵集應採取無償方式進行，並應向被徵集人充分披露信息。

原第六十七條至第七十四條的序號相應改為第七十一條至第七十八條；

(8) 在修改後的第七十八條後增加第七十九條至第八十條：

第七十九條　下列事項，需經本公司股東大會表決通過，並經參加表決的社會公眾股股東所持表決權的半數以上通過，方可實施或提出申請，但本章程另有規定者除外：

(一) 本公司向社會公眾增發新股、發行可轉換公司債券、向原有股東配售股份（但具有實際控制權的股東在會議召開前承諾全額現金認購的除外）；

(二) 本公司重大資產重組，購買的資產總價較所購買資產經審計的賬面淨值溢價達到或超過20%的；

(三) 股東以其持有的本公司股權償還其所欠本公司的債務；

(四) 對本公司有重大影響的附屬企業到境外上市；

(五) 在本公司發展中對社會公眾股股東利益有重大影響的相關事項。

本公司對上述事項進行股東大會決議公告時，應當說明參加表決的社會公眾股股東人數、所持股份總數、佔本公司社會公眾股股份的比例和表決結果，並披露參加表決的前十大社會公眾股股東的持股和表決情況。

本公司召開股東大會審議上述所列事項的，應向內資股股東提供網絡形式的投票平臺。

第八十條　具有第七十九條規定的情形時，本公司發佈股東大會通知後，應當在股權登記日後三日內再次公告股東大會通知。

(9) 原第七十五條改為：

第八十一條　股東或監事會要求召開臨時股東大會或者類別股東會議，應當按照下列程序辦理：

獨立董事應當獨立履行職責，不受本公司主要股東、實際控制人、或者其他與本公司及其主要股東、實際控制人存在利害關係的單位或個人的影響，並確保有足夠的時間和精力有效地履行職責。

獨立董事出現不符合獨立性條件或其他不適宜履行獨立董事職責的情形，由此造成公司獨立董事達不到本章程規定的人數時，本公司應按規定補足獨立董事人數。

(18) 原第一百零九條的序號改為第一百一十七條，並且本條下的第(六)款改為：

第一百一十七條(六)　獨立董事在任期屆滿前可以提出辭職。獨立董事辭職應向董事會提交書面辭職報告，報告應對任何與其辭職有關或者認為有必要引起本公司股東和債權人注意的情況進行說明。如因獨立董事辭職導致本公司董事會中獨立董事所佔的比例或董事會成員低於法定或本章程規定的最低要求時，該獨立董事的辭職報告應當在下任獨立董事填補其缺額後生效。董事會應當在兩個月內召開股東大會改選獨立董事，逾期不召開股東大會的，獨立董事可以不再履行職務。

(19) 原第一百一十條改為：

第一百一十八條　獨立董事的權利與義務

(一) 為充分發揮獨立董事的作用，本公司獨立董事除享有《公司法》和其他相關法律、法規賦予董事的職權外，本公司還賦予獨立董事以下特別職權：

1. 重大關聯交易（指公司擬與關聯人達成的總額高於300萬元且高於公司最近經審計淨資產值的5%的關聯交易）應由獨立董事認可後，提交董事會討論；獨立董事作出判斷前，可以聘請中介機構出具獨立財務顧問報告，作為其判斷的依據。

2. 向董事會提議聘用或解聘會計師事務所。

3. 向董事會提請召開臨時股東大會。

4. 提議召開董事會。

5. 獨立聘請外部審計機構和諮詢機構。

6. 可以在向董事會提請召開臨時股東大會、提請召開董事會會議和在股東大會召開前公開向股東徵集投票權。

(二) 獨立董事行使上述職權應當取得全體獨立董事的二分之一以上同意。

(三) 如上述提議未被採納或上述職權不能正常行使，上市公司應將有關情況予以披露。

(四) 經全體獨立董事同意，獨立董事可獨立聘請外部審計機構和諮詢機構，對公司的具體事項進行審計和諮詢，相關費用由公司承擔。

(五) 獨立董事除享有本公司董事的權利和本公司賦予的特別職權外，應當遵守本章程有關董事義務的全部規定。

(20) 原第一百一十一條的序號改為第一百一十九條，並在本條(一)下增加第六款：

第一百一十九條(一)6.　董事會未作出現金分配預案的；

同時，本條原第6、7款的序號相應改為第7、8款。

(21) 原第一百一十二條的序號改為第一百二十條，並且本條(一)改為：

第一百二十條(一)　本公司保證獨立董事享有與其他董事同等的知情權，及時向獨立董事提供相關材料和信息，定期通報公司運營情況，必要時可組織獨立董事實地考察。凡須經董事會決策的事項，本公司按法定的時間提前通知獨立董事並同時提供足夠的資料，獨立董事認為資料不充分的，可以要求補充。當2名或2名以上獨立董事認為資料不充分或論證不明確時，可聯名書面向本公司董事會提出延期召開董事會會議或延期審議該事項，本公司董事會應予以採納。本公司向獨立董事提供的資料，本公司及獨立董事本人應當至少保存5年。

原第一百一十三條至第一百四十五條的序號相應改為第一百二十一條至第一百五十

本公司應當在登記的經營範圍內從事經營活動

(3) 原第十八條改為：

第十八條 經國務院授權的公司審批部門批准，公司成立時向發起人發行51,300萬股，佔公司當時可發行的普通股總數的100%，該部分股份由廣州醫藥集團有限公司持有。

經國務院證券主管機構批准，公司成立後已發行21,990萬股境外上市外資股。

經國務院證券主管機構批准，公司向社會公眾增發人民幣普通股7,800萬股，該次增發完成後，公司股本結構為：

普通股總額81,090萬股，其中，國家股股東持有51,300萬股，約佔可發行的普通股的股份總數的63.263%；而本公司發起人廣州醫藥集團有限公司持有49,100萬股，約佔可發行的普通股的股份總數的60.550%；

境外上市外資股股東持有21,990萬股，約佔可發行的普通股股份總數的27.118%；

社會公眾持有人民幣普通股7,800萬股，約佔可發行的普通股股份總數的9.619%。

(4) 在原第五十條後增加第五十一條：

第五十一條 本公司控股股東及實際控制人對本公司和社會公眾股股東負有誠信義務。控股股東應嚴格依法行使出資人的權利，控股股東不得利用關聯交易、利潤分配、資產重組、對外投資、資金佔用、借款擔保等方式損害公司和社會公眾股股東的合法權益，不得利用其控制地位損害公司和社會公眾股股東的利益。

原第五十一條的序號相應改為第五十二條。

(5) 原第五十二條改為：

第五十三條 股東大會行使下列職權：

(一) 決定本公司的經營方針和投資計劃；

(二) 選舉和更換董事，決定有關董事的報酬事項；

(三) 選舉和更換由股東代表出任的監事，決定有關監事的報酬事項；

(四) 審議批准董事會的報告；

(五) 審議批准監事會的報告；

(六) 審議批准本公司的年度財務預算方案、決算方案；

(七) 審議批准本公司的利潤分配方案和彌補虧損方案；

(八) 對本公司增加或者減少註冊資本作出決議；

(九) 對本公司合併、分立、解散和清算等事項作出決議；

(十) 對本公司發行債券作出決議；

(十一) 對本公司聘用、解聘或者不再續聘會計師事務所作出決議；

(十二) 修改本章程；

(十三) 審議代表本公司有表決權的股份百分之五以上(含百分之五)的股東的提案；

(十四) 決定公司對符合條件的被擔保對象件提供金額超過最近一個會計年度合併會計報表淨資產的10%的對外擔保事項；

(十五) 審議本公司重大購買、出售、置換資產的行為(其標準按照上市地證券交易所的規則確定)；

(十六) 本公司股東會可以授權或委託董事會辦理其授權或委託辦理的事項；

本公司股東會在授權或委託董事會辦理其授權或委託辦理的事項時，應遵循依法維護本公司股東的合法權益，嚴格執行法律、法規的規定，確保本公司的高效運作和科學決策的原則。下列事項可以授權或委託董事會辦理：

1. 股東大會通過修改本公司章程的原則後，對本公司章程的文字修改；
2. 分配中期股利
3. 涉及發行新股、可轉股債券的具體事宜；
4. 在已通過的經營方針和投資計劃內的固定資產處置和抵押、擔保；
5. 法律、法規及本章程規定可以授權或委託董事會辦理的其他事項。

(十七) 法律、行政法規及本章程規定應當由股東大會作出決議的其他事項。

原第五十三條至第五十八條的序號相應改為第五十四條至第五十九條。

(6) 原第五十九條改為：

第六十條 股東會議的通知應當符合下列要求：

(一) 以書面形式作出；

(二) 指定會議的地點、日期和時間；

(三) 說明會議將討論的事項；

(四) 向股東提供為使股東對將討論的事項作出明智決定所需要的資料及解釋；此原則包括(但不限於)在本公司提出合併、購回股份、股本重組或者其他改組時，應當提供擬議中的交易的具體條件和合同(如果有的話)，並對其起因和後果作出認真的解釋；

兩個或者兩個以上的股東或監事會，可以簽署一份或者數份同樣格式內容的書面要求，提請董事會召集臨時股東大會或者類別股東會議，並闡明會議的議題。董事會在收到前述書面要求後應當盡快召集臨時股東大會或者類別股東會議。前述持股數按股東提出書面要求日計算。

(二) 如果董事會在收到前述書面要求後三十日內沒有發出召集會議的通知，提出該要求的股東或監事會，可以在董事會收到該要求後四個月內自行召集會議，召集的程序應當盡可能與董事會召集的股東會議的程序相同。

股東或監事會因董事會未應前述要求舉行會議自行召集並舉行會議的，其所發生的合理費用，應當由本公司承擔，並從本公司欠付失職董事的款項中扣除。

原第七十六條至第八十二條的序號相應修改為第八十二條至第八十八條。

(10) 原第八十三條改為：

第八十九條 本公司擬變更或者廢除類別股東的權利，應當經股東大會以特別決議通過和經受影響的類別股東在按本章程第九十一至九十五條的規定分別召集的股東會議上通過，方可進行。

原第八十四條的序號相應改為第九十條。

(11) 原第八十五條改為：

第九十一條 受影響的類別股東，無論原來在股東大會上是否有表決權，在涉及第九十條(二)至(八)、(十一)至(十二)項的事項時，在類別股東會上具有表決權，但有利害關係的股東在類別股東會上沒有表決權。

前款所述「有利害關係的股東」的含義如下：

(一) 在本公司按本章程第二十七條的規定向全體股東按照相同比例發出購回要約或者在證券交易所通過公開交易方式購回自己股份的情況下，「有利害關係的股東」是指本章程第五十條所定義的控股股東；

(二) 本公司按照本章程中第二十七條的規定在證券交易所外以協議方式購回自己股份的情況下，「有利害關係的股東」指與該協議有關的股東；

(三) 在本公司改組方案中，「有利害關係的股東」是指以低於本類別其他股東的比例承擔責任的股東或者與該類別中的其他股東擁有不同利益的股東。

(12) 原第八十六條改為：

第九十二條 類別股東會的決議，應當根據第九十一條由出席類別股東會議的有表決權的三分之二以上的股權表決通過，方可作出。

原第八十七條至第九十九條的序號相應改為第九十三條至第一百零五條。

(13) 原第一百條改為：

第一百零六條 董事會可書面審議議案以代替召開董事會會議，但該議案的草案須以電郵、郵遞、電報、傳真或專人送交給每一位董事，並且該議案須由三分之二或以上的董事簽署表示贊成後，以上述任何方式送交董事會秘書，方能成為董事會決議。

就需要於臨時董事會會議表決通過的事項而言，如果董事會已將擬表決議案的內容以書面方式(包括電郵、電報、傳真)發給全體董事，而簽字同意的董事人數已達到依本公司章程第九十八條規定作出該等決定所需人數，便可形成有效決議而無須召開董事會會議。

原第一百零一條的序號改為第一百零七條。

(14) 在修改後的第一百零七條後增加第一百零八條：

第一百零八條 董事會的議事方式、表決程序按本公司《董事會議事規則》的有關規定執行。

原第一百零二條至第一百零四條的序號相應改為第一百零九條至第一百一十一條

(15) 原第一百零五條改為：

第一百一十二條 本公司設獨立董事，獨立董事的人數佔董事會人數的比例不低於三分之一，任何時候不得少於三名獨立非執行董事(獨立董事應當符合上海證券交易所和香港聯合交易所有限公司證券各自上市規則對獨立非執行董事的要求)，其中至少包括一名具有高級職稱或註冊會計師資格的會計專業人士。

(16) 在修改後的第一百二十條後增加第一百一十三條：

第一百一十三條 獨立董事應當按時出席董事會會議，瞭解本公司的生產經營和運作情況，主動調查、獲取做出決策所需要的情況和資料。獨立董事應當向本公司年度股東大會提交全體獨立董事年度報告書，對其履行職責的情況進行說明。

原第一百零六條至第一百零七條的序號相應改為第一百一十四至第一百一十五條。

(17) 原第一百零八條改為：

第一百一十六條 獨立董事對本公司及全體股東負有誠信及勤勉義務。獨立董事應當按照相關法律法規和本章程的要求，認真履行職責，維護公司整體利益，尤其要關注中小股東的合法權益不受損害。

(22) 原第一百四十六條的序號改為第一百五十四條，並增加第(三)款

第一百五十四條(三) 對外擔保的審批程序：

(1) 本公司提供對外擔保，必須根據中國法律、法規和本公司上市地證券交易所上市規則的規定取得董事會成員三分之二以上簽署同意或股東大會的批准，董事會批准的權限規定在公司《董事會議事規則》中；

(2) 本公司董事會在決定為他人提供對外擔保前(或提交股東大會表決前)，應當掌握債務人的資信狀況，對該擔保事項的利益和風險進行充分分析，並在相關公告中作出詳盡披露；

(3) 股東大會或董事會對擔保事項作出決議時，與該擔保事項有利害關係的股東或董事應當回避表決。

(23) 原第一百四十七條改為：

第一百五十五條 本公司違反第一百五十四條規定提供貸款的，不論其貸款條件如何，收到款項的人應當立即償還。

(24) 原第一百四十八條改為：

第一百五十六條 本公司違反第一百五十四條第一款的規定所提供的貸款擔保，不得強制本公司執行；但下列情況除外：

(一) 向本公司或者其母公司的董事、監事、總經理和其他高級管理人員的相關人提供貸款時，提供貸款人不知情的；

(二) 本公司提供的擔保物已由提供貸款人合法地售予善意購買者的。

原第一百四十九條至第二百零六條的序號相應改為第一百五十七條至第二百一十四條。

(25) 在修改後的第二百一十四條後增加第二百一十五條：

第二百一十五條 本公司應按照本章程的規定制定《股東大會議事規則》、《董事會議事規則》和《監事會議事規則》，上述規則作為本章程的附件，並經本公司股東大會批准生效和修改。

(26) 原第二百零七條改為：

第二百一十六條 在本章程內，下列詞語有以下意義：

「本章程」 本公司現行有效的章程；

「董事會」 本公司董事會；

「監事會」 本公司監事會

「中國」 中華人民共和國；

「人民幣」 中國法定貨幣；

「印章」 本公司不時使用的普通印章及本公司保持的正式印章(如有)，或隨情況而定兩者之一；

「工作日」 位於中國之銀行於正常營業時間開業的日子(不包括星期六)。

原第二百零八條的序號相應改為第二百一十七條。

十二、關於修改本公司《股東大會議事規則》的議案(全文詳見上海證券交易所網站)；

十三、關於修改本公司《董事會議事規則》的議案(全文詳見上海證券交易所網站)；

十四、本公司二零零五年第一季度報告的議案；

十五、同意何舒華先生提出辭去本公司董事職務的申請的議案；

十六、關於推薦謝彬先生為本公司董事候選人的議案(簡歷附後)；

十七、關於提請召開二零零四年年度股東大會的議案(二零零四年年度股東大會的召開日期待確定後將另行通知)。

特此公告。

本公告乃根據香港聯交所有限公司上市規則第13.09(2)條而作出的。

廣州藥業股份有限公司
董事會

中國，廣州，二零零五年四月二十七日

於本公告日，本公司董事會成員包括執行董事楊榮明先生、周躍進先生、馮贊勝先生與何舒華先生(於二零零五年四月二十七日辭任)，及獨立非執行董事吳張先生、黃顯榮先生與張鶴鏞先生。

附：董事候選人簡歷

謝彬先生，47歲，理學碩士，經濟師，自二零零四年十一月至今任本公司總經理。謝先生於一九七四年八月參加工作，曾先後擔任廣州白雲山中藥廠副廠長、廣州白雲山製藥總廠廠長、廣州白雲山製藥股份有限公司副總經理、總經理等職務。謝先生同時亦為廣州王老吉藥業股份有限公司副董事長、廣州市藥材公司經理、廣州白雲山製藥股份有限公司董事。謝先生在企業管理、市場營銷等方面具有豐富經驗。

香港聯合交易所有限公司對本公告之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公告全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

廣州藥業股份有限公司
Guangzhou Pharmaceutical Company Limited

（在中華人民共和國註冊成立之股份有限公司）

（股份編號：0874）

二零零五年第一季度報告

1 重要提示

1.1 廣州藥業股份有限公司（下稱「廣州藥業」或「本公司」）董事會及其董事保證本報告所載資料不存在任何虛假記載、誤導性陳述或者重大遺漏，並對其內容的真實性、準確性和完整性負個別及連帶責任。

1.2 本公司董事出席了第三屆第十一次董事會會議，其中，董事長楊榮明先生因公務未能出席本次會議，委託副董事長周躍進先生代為出席並行使表決權。

1.3 本公司二零零五年第一季度財務會計報告按中國會計準則及制度編製，未經審計。

1.4 本公司董事長楊榮明先生、總經理謝彬先生、財務總監高昉先生、財務部高級經理陳炳華先生聲明：保證本季度報告中財務報告的真實、完整。

1.5 本公司在香港刊登的二零零五年第一季度報告乃根據香港聯合交易所有限公司上市規則13.09(2)的有關規定而作出。

2 公司基本情況簡介

2.1 公司基本信息

股票簡稱	廣州藥業	變更前簡稱（如有）
股票代碼	600332（A股）	
股票簡稱	廣州藥業	變更前簡稱（如有）
股票代碼	0874（H股）	

	董事會秘書	證券事務代表
姓名	何舒華	黃雪貞
聯繫地址	中國廣東省廣州市沙面北街45號	中國廣東省廣州市沙面北街45號
電話	(8620) 8121 8119	(8620) 8121 8086
傳真	(8620) 8121 6408	(8620) 8121 6408
電子信箱	hesh@gpc.com.cn	huangxz@gpc.com.cn

2.2 財務資料

2.2.1 主要會計資料及財務指標

（單位：人民幣元）

	本報告期末	上年度期末	本報告期末比上年度期末增減(%)
總資產	5,516,630,863.87	5,182,878,025.71	6.44
股東權益（不含少數股東權益）	2,512,310,757.81	2,440,229,705.11	2.95
每股淨資產	3.10	3.01	2.95
調整後的每股淨資產	3.04	2.96	2.70

	報告期（一至三月）	年初至報告期期末（一至三月）	本報告期比上年同期增減(%)
經營活動產生的現金流量淨額	83,703,392.54	83,703,392.54	(63.48)
每股收益	0.06	0.06	83.91
淨資產收益率(%)	2.08	2.08	增加0.93個百分點
扣除非經常性損益後的淨資產收益率(%)	2.03	2.03	增加0.88個百分點

（單位：人民幣元）

非經常性損益項目（一至三月）	金額
處置固定資產產生的損失	(207,637.31)
各種形式的政府補貼	130,226.00
扣除日常計提的資產減值準備後的其他各項營業外收入、支出	(70,915.22)

本集團製造業務於二零零五年一至三月期間的營業額約為人民幣570,894千元，比去年同期增長16.61%；利潤總額約為人民幣74,438千元，同比增長28.54%；淨利潤約為人民幣44,778千元，比去年同期增長45.39%。

二零零五年一至三月，製造業務的止咳化痰利肺藥、腸胃用藥和清熱解毒藥的銷售額分別比去年同期增長10.53%、18.92%及14.03%。

二零零五年一至三月，本集團貿易業務的營業額約為人民幣1,776,888千元，比去年同期增長12.05%；稅前利潤約為人民幣14,470千元，比去年同期增長242.06%；淨利潤約為人民幣7,393千元，比去年同期增長404.12%。

截至二零零五年三月三十一日止，本集團的醫藥零售網點共有161家，其中，主營中藥的「采芝林」藥業連鎖店88家；主營西藥的「健民」醫藥連鎖店72家。

本報告期內，本集團生產經營環境、宏觀政策及法規無發生重大變化。

3.1.1 佔主營收入或主營業務利潤總額10%以上的主營行業或產品情況

☑適用 ☐不適用

（單位：人民幣元）

分行業	主營業務收入	主營業務成本	毛利率(%)
中成藥製造	570,893,902.45	267,664,424.98	53.11
貿易	1,776,888,270.66	1,673,995,671.14	5.79
其中：關聯交易	37,101,518.46	34,421,080.36	7.22
分產品	**主營業務收入**	**主營業務成本**	**毛利率(%)**
清熱解毒藥	138,839,572.93	71,386,119.47	48.58
補益藥	103,774,263.71	36,687,176.91	64.65
止咳化痰利肺藥	82,177,411.13	34,391,502.96	58.15
疏風活血藥	60,841,426.78	21,828,779.59	64.12
胃腸用藥	33,361,072.48	18,795,012.43	43.66
其他產品	151,900,155.42	84,575,833.62	44.32
其中：關聯交易	1,153,470.08	784,162.10	32.02

3.1.2 公司經營的季節性或周期性特徵

☑適用 ☐不適用

本集團部分產品有一定的季節性，如夏桑菊、廣東涼茶顆粒等產品在二、三季度銷量較大，而止咳化痰利肺類藥品的銷售在秋冬季銷量較大。

3.1.3 報告期利潤構成情況（主營業務利潤、其他業務利潤、期間費用、投資收益、補貼收入與營業外收支淨額在利潤總額中所佔比例與前一報告期相比的重大變動及原因的說明）

☑適用 ☐不適用

單位：人民幣元

項目	本報告期 金額	本報告期 佔利潤總額(%)	前一報告期 金額	前一報告期 佔利潤總額(%)	增減比例(%)
主營業務利潤	398,414,798.66	448.12	1,372,489,094.96	818.70	(45.26)
其他業務利潤	11,337,940.15	12.75	39,007,734.82	23.27	(45.19)
期間費用	319,941,681.31	359.86	1,228,075,772.50	732.56	(50.88)
投資收益	(755,070.59)	(0.85)	(4,735,840.64)	(2.82)	69.94

香港聯合交易所有限公司對本公告內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就本公告全部或任何部份內容而產生或因依賴該等內容而引致的任何損失承擔任何責任。

廣州藥業股份有限公司
Guangzhou Pharmaceutical Company Limited

（在中華人民共和國註冊成立之股份有限公司）

（股份編號：0874）

持續關連交易

董事宣佈，於二零零五年四月二十七日，本公司與廣藥就截至二零零七年十二月三十一日止三個財政年度的買賣交易（即購買交易及銷售交易）簽訂協議。

根據上市規則第14A章，買賣交易構成本公司的不獲豁免持續關連交易。買賣交易須遵守披露規定及於本公司股東大會上獲獨立股東透過投票方式批准。廣藥及其聯繫人將於本公司股東大會上就協議及買賣交易放棄投票。

本公司將成立獨立董事委員會，以審議協議及買賣交易的條款。本公司將委任獨立財務顧問，就協議及買賣交易的條款向獨立董事委員會及獨立股東提供意見。一份載有（其中包括）協議及買賣交易的詳情、獨立董事委員會的建議及獨立財務顧問關於協議及買賣交易的意見的通函，將盡快寄發予股東。

協議

董事宣佈，於二零零五年四月二十七日，本公司與廣藥就檢討現有協議所載銷售交易及購買交易各自之每年最高總價值簽訂協議（儘管買賣交易之其他主要條款並無變動），根據協議，訂約雙方同意於截至二零零七年十二月三十一日止三個財政年度各年：

(1) 銷售交易的最高總額應為360,000,000港元（相等於約人民幣382,000,000元）；及

(2) 購買交易的最高總額應為741,000,000港元（相等於約人民幣785,000,000元）。

協議經獨立股東批准後，將取代現有協議。

本公司與廣藥已同意以下事項並載於協議內：

a. 各買賣交易將(i)於本集團一般日常正常業務範圍內進行；(ii)按個別及公平基準釐定；及(iii)按一般商業條款，或如可供比較的交易不足以判斷該等交易是否按一般商業條款進行，則按不遜於本集團給予或獲自（倘適用）獨立第三方的條款進行；

b. 買賣交易每年將經獨立非執行董事及本公司核數師審閱，其各自的有關報告連同買賣交易的資料，將會載於有關買賣交易發生後本公司的下一份年報；及

c. 於本公司核數師審閱買賣交易期間，廣藥將提供其有關記錄予本公司核數師。

訂立協議的理由

本集團主要從事(i)生產及銷售中成藥；(ii)批發、零售及進出口中西藥品及多種醫療器械；及(iii)研發天然藥物及生物藥物。

廣藥屬中國國營企業。廣藥主要從事醫藥產品開發、生產及貿易業務。廣藥為控股股東，持有本公司已發行總股本約60.55%。

根據本公司日期為一九九七年十月二十一日的招股書中「本集團資料」一節「避免同業競爭及優先銷售權協議」一段所載，本公司已與廣藥訂立一項不競爭協議，據此，廣藥同意廣藥集團不會直接或間接從事任何與本集團競爭的業務。此外，本公司於二零零四年二月九日宣佈，本公司已於二零零四年二月六日與白雲山製藥訂立另一項不競爭協議，據此，本集團及白雲山製藥集團同意均不會研究、開發或製造另一方已研究、開發或製造的新產品。

本集團於其日常正常業務過程中，向／自廣藥集團出售／購買醫藥產品、散裝醫藥原輔材料、醫療器械及包裝材料。由廣藥集團（包括白雲山製藥集團）提供的醫藥產品由本集團透過其廣泛的銷售網絡經銷，而該等藥物與本集團製造的醫藥產品不同。另一方面，由於本集團可從不同市場（包括德國、美國及日本）採購各類散裝醫藥原輔材料及包裝材料，本集團亦向包括廣藥集團（包括白雲山製藥集

二零零五年三月三十一日止三個月的年度總價值；及(ii)銷售交易及購買交易各自價值於截至二零零七年十二月三十一日止三年期間的預期增長後（參考(a)自一九九九年開始的歷史年度增長；及(b)本集團在推行新策略後，截至二零零五年三月三十一日止三個月的增長），董事建議於截至二零零七年十二月三十一日止三個財政年度各年(I)銷售交易的總額不得超逾360,000,000港元（相等於約人民幣382,000,000元）；及(II)購買交易的總額不得超逾741,000,000港元（相等於約人民幣785,000,000元）。

董事（包括獨立非執行董事）認為，買賣交易將於本集團的一般日常正常業務範圍內進行，此外，各項買賣交易將個別及按公平基準磋商，並按一般商業條款及不遜於本集團給予或獲自（倘適用）獨立第三方的條款進行。因此，董事（包括獨立非執行董事）認為，買賣交易的條款對股東整體而言公平合理，並符合彼等的利益。

一般事項

根據上市規則第14A章，本集團與廣藥集團之間的買賣交易構成本公司的不獲豁免持續關連交易。因此，本公司將就買賣交易遵守以下條件：

(a) 買賣交易應：

(i) 於本集團一般日常正常業務內訂立；

(ii) 按一般商業條款，或如可供比較的交易不足以判斷該等交易是否按一般商業條款進行，則按不遜於本集團給予或獲自（倘適用）獨立第三方的條款進行；及

(iii) 根據監管該等交易的協議條款進行，而交易條款公平合理並符合股東的整體利益；

(b) 買賣交易的詳情，包括交易日期、交易各方、彼等的關連關係描述、交易及其目的之簡述、交易的總代價及條款、關連人士於交易所佔利益的性質及程度，應按照上市規則第14A.45條的規定，在買賣交易發生後本公司的下一份年報及賬目披露；

(c) 本公司的獨立非執行董事應每年審核買賣交易，並於買賣交易發生後本公司的下一份年報確認，買賣交易已按照上文第(a)、(b)及(c)段所載的方式進行，及倘本公司的獨立非執行董事因任何理由拒絕或未能提供本段所述的確認，董事應即時通知聯交所，及本公司應盡快刊發公告；

(d) 本公司的核數師應每年審閱買賣交易，並向董事會提交函件，確認：

(i) 買賣交易已獲董事批准；

(ii) 於截至二零零七年十二月三十一日止財政年度各年的銷售交易的總金額及購買交易的總金額，並無超出各自的年度上限360,000,000港元（相等於約人民幣382,000,000元）及741,000,000港元（相等於約人民幣785,000,000元）；

(iii) 買賣交易乃根據監管該等交易的有關協議條款進行；

(iv) 銷售交易乃按照本公司的定價政策進行；

倘本公司的核數師因任何理由拒絕委任或未能提供核數師函件，董事應即時通知聯交所，及本公司應盡快刊發公告；及

(e) 廣藥應向本公司承諾，只要本公司股份仍於聯交所上市，及廣藥仍為本公司的主要股東，廣藥將提供有關記錄予本公司的核數師，使核數師可審閱買賣交易，而董事必需於年報中聲明，本公司之核數師是否已確認(d)段所述之事宜。

倘超逾上文所述銷售交易及購買交易各自的任何年度上限，或倘本集團於日後與任何關連人士訂立新協議，本公司必須再遵守上市規定第14A.35(3)及14A.35(4)條關於持續關連交易的規定

2.2.2 利潤表

(單位：人民幣元)

項目	本期數(一至三月) 合併	本期數(一至三月) 母公司	上年同期數(一至三月) 合併	上年同期數(一至三月) 母公司
一、主營業務收入	[illegible]	–	[illegible]	–
減：主營業務成本	1,941,660,096.12	–	1,709,578,534.55	–
減：主營業務稅金及附加	[illegible]	–	7,886,959.92	–
二、主營業務利潤	398,414,798.66	–	[illegible]	–
加：其他業務利潤	[illegible]	[illegible]	8,813,167.59	[illegible]
減：營業費用	145,936,366.38	–	135,621,281.78	–
減：管理費用	[illegible]	[illegible]	[illegible]	[illegible]
減：財務費用	[illegible]	[illegible]	8,997,329.90	[illegible]
三、營業利潤	89,811,057.51	[illegible]	64,845,695.25	(4,225,177.02)
加：投資收益	[illegible]	59,151,978.97	(1,074,442.02)	36,118,507.40
加：補貼收入	130,226.00	–	–	–
加：營業外收入	324,781.26	[illegible]	1,165,500.09	6,900.00
減：營業外支出	603,334.19	153.00	2,798,141.24	50,000.00
四、利潤總額	88,907,659.68	[illegible]	62,138,612.08	31,850,230.38
減：所得稅	[illegible]	–	29,526,915.39	–
減：少數股東損益	[illegible]	–	4,243,717.77	–
加：未確認的投資損失	–	–	–	–
五、淨利潤	[illegible]	[illegible]	28,367,978.92	31,850,230.38

2.3 報告期末股東總數及前十名流通股股東持股表

截至二零零五年三月三十一日止，持有本公司股票的股東戶數為46,239戶。其中，國家股股東2戶，境內上市人民幣普通股(A股)股東46,198戶，境外上市外資股(H股)股東39戶。

(單位：股)

前十名流通股股東持股情況

股東名稱(全稱)	期末持有流通股的數量	種類(A、B、H股或其他)
香港中央結算(代理人)有限公司	218,240,999	H股
HSBC Nominees Hong Kong Limited	862,000	H股
中銀萬國－滙豐－Merrill Lynch International	376,638	A股
Wong Chung King	308,000	H股
徐偉平	220,000	A股
中銀萬國－花旗－UBS Limited	217,440	A股
興和證券投資基金	216,354	A股
上海同盛泰投資管理有限公司	213,800	A股
北京佳信天地科技有限責任公司	144,800	A股
林毓江	137,100	A股

註： 根據香港中央結算(代理人)有限公司提供的資料，其持有的H股股份乃代多個客戶持有。

3 管理層討論與分析

3.1 本公司本報告期內經營活動總體狀況的簡要分析

廣州藥業及附屬企業(合稱「本集團」)主要從事(1)中成藥的製造與銷售；(2)西藥、中藥和醫療器械的批發、零售和進出口業務；(3)天然藥物和生物醫藥的研究開發。

本報告期內，本集團一是認真做好支柱產品與重點培育產品的市場營銷工作，強化終端隊伍的建設。同時，加大廣告投放力度，集中廣告資源投放以帶動終端銷售，努力提高產品的市場份額；二是加強屬下企業基礎管理，嚴格控制生產成本和經營費用，努力提高本公司的經濟效益水平。同時，進一步加強應收賬款管理，降低經營風險；三是繼續推進本集團內部資源整合的進程，努力做好中藥材、大宗原輔料、包裝材料和進口物資的統一採購工作；充分利用貿易業務的批發和零售網絡優勢，努力擴大本集團產品的市場份額。同時，積極推進本集團內部的資金管理，努力降低企業的財務費用；四是加快推進屬下廣州市藥材公司(下稱「藥材公司」)的改革發展，調整充實藥材公司的經營班子和核心業務骨幹隊伍，優化藥材公司的內部資源，規範業務流程，全力發展藥材公司的核心業務，扭轉藥材公司虧損局面。

上述一系列措施的實施取得了良好的效果。按中國會計準則及制度編製的賬目計算，於二零零五年一至三月期間，本集團營業額約為人民幣2,347,782千元，比去年同期增長13.13%；利潤總額約為人民幣88,908千元，比去年同期增長43.08%；淨利潤約為人民幣52,171千元，比去年同期增長83.91%。

營業外收入淨額	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
利潤總額	88,907,659.68	100.00	167,642,370.98	100.00	–

註： 本報告期利潤構成各項目佔利潤總額的比例與前一報告期相比發生重大變動的主要原因是：基於謹慎性原則，前一報告期本公司下屬子公司－廣州藥材公司對存貨提取了大額跌價準備及受其他因素影響，致使期間費用上升，營業外支出增加，從而使利潤大幅下降所致。

3.1.4 主營業務及其結構與前一報告期相比發生重大變化的情況及原因說明

☐適用 ☑不適用

3.1.5 主營業務盈利能力(毛利率)與前一報告期相比發生重大變化的情況及其原因說明

☐適用 ☑不適用

3.2 重大事項及其影響和解決方案的分析說明

☑適用 ☐不適用

本集團預計二零零五年與控股股東──廣藥集團及其聯繫人之間的關聯交易分別為採購約人民幣4.82億元，銷售約人民幣2.70億元。

本報告期內，本集團與控股股東──廣藥集團及其聯繫人之間的採購與銷售關聯交易情況如下：

(單位：人民幣元)

關聯交易類別		關聯人	定價依據及交易價格	二零零五年一至三月實際發生總金額	佔同類交易比例
1.採購	醫藥產品、醫藥原輔材料、醫療器械與醫藥包裝材料	廣藥集團及其聯繫人	市場價	78,284,056.54	3.90%
2.銷售	醫藥產品、醫藥原輔材料、醫療器械與醫藥包裝材料	廣藥集團及其聯繫人	市場價	37,101,518.46	1.58%
合計				115,385,575.00	

報告期內，本集團關聯交易金額與預計發生額未發生重大差異。

3.3 會計政策、會計估計、合併範圍變化以及重大會計差錯的情況及原因說明

☑適用 ☐不適用

本報告期內，香港同興藥業有限公司已按簽訂的《股權認購書》完成對本公司屬下的廣州王老吉藥業股份有限公司(「該公司」)增資168,850千元並獲取該公司48.0465%股權。增資完成後，本公司佔該公司的股權比例從92.48%變更為48.0465%，該公司由子公司變為共同控制公司，因此從本報告期起，對該公司由原來的全額合併改為比例合併。

3.4 經審計且被出具「非標意見」情況下董事會和監事會出具的相關說明

☐適用 ☑不適用

3.5 預測年初至下一報告期期末的累計淨利潤可能為虧損或者與上年同期相比發生大幅度變動的警示及原因說明

☑適用 ☐不適用

本報告期內，本集團加快發展及改革的步伐，主營業務收入比上年同期增長13.13%，淨利潤比去年同期大幅上升83.91%，預計本集團二零零五年上半年的累計淨利潤將會比去年同期大幅增長50%或以上。

3.6 公司對已披露的年度經營計劃或預算的滾動調整情況

☐適用 ☑不適用

註： 公司及本集團的資產負債表、利潤表、現金流量表的全文已刊載於上海證券交易所網站：http://www.sse.com.cn上。

承董事會命
楊榮明
董事長

中國，廣州，二零零五年四月二十七日

本季度報告分別以中、英文兩種語言編訂，兩種文體若出現解釋上歧義時，以中文本為准。

於本公告日，本公司董事會成員包括執行董事楊榮明先生、周躍進先生、馮贊勝先生與何舒華先生(於二零零五年四月二十七日辭任)，及獨立非執行董事吳張先生、黃顯榮先生與張鶴鏞先生。

為本集團與供應商之議價能力將會增加。自訂立及批准現有協議以來，買賣交易一直根據現有協議的條款進行。

截至二零零四年十二月三十一日止三個財政年度及截至二零零五年三月三十一日止三個月進行的買賣交易概要如下：

購買交易

	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		
總計	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

銷售交易

	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]							
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		
總計	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

附註：

1. 於二零零四年二月六日，本公司與廣藥訂立一項協議，以收購廣州醫藥集團盈邦營銷有限公司(「盈邦」)51%股權(詳情已在本公司於二零零四年二月六日刊發的公告中披露)。於該交易完成時，盈邦不再為廣藥之附屬公司，目前並為本公司擁有51%權益之附屬公司。截至二零零二年及二零零三年十二月三十一日止財政年度期間，本集團向盈邦購買產品之總價值分別約為人民幣34,074,000元及約人民幣46,395,000元，本集團向盈邦銷售產品之總價值分別約為人民幣29,767,000元及約人民幣19,839,000元。
2. 於二零零四年十一月八日，廣州王老吉藥業股份有限公司(「王老吉」)與一名獨立第三方就發行王老吉的新股份予該第三方而訂立一份協議(該交易被視為視作本公司出售於王老吉的股權(詳情已在本公司於二零零四年十一月八日刊發的公告中披露))。於該交易完成時，王老吉不再為本公司之附屬公司，而本公司目前擁有王老吉48.0465%之股權。截至二零零二年及二零零三年十二月三十一日止財政年度期間，王老吉向白雲山製藥集團購買產品之總價值分別約為人民幣2,814,000元及約人民幣7,263,000元。
3. 本集團於截至二零零二年、二零零三年及二零零四年十二月三十一日止財政年度的經審核營業額分別約為人民幣5,943,823,000元、人民幣6,973,113,000元及人民幣7,709,565,000元，而截至二零零五年三月三十一日止三個月的未經審核營業額則為人民幣2,347,782,000元(經審核數字乃摘錄自按照香港公認會計原則編製的本公司經審核賬目，而未經審核數字則摘錄自按照中國公認會計原則編製的本公司管理賬目)。
4. 本集團於截至二零零二年、二零零三年及二零零四年十二月三十一日止財政年度的經審核銷售成本分別約為人民幣4,630,443,000元、人民幣5,576,164,000元及人民幣6,313,633,000元，而截至二零零五年三月三十一日止三個月的未經審核銷售成本則為人民幣1,941,660,000元(經審核數字乃摘錄自按照香港公認會計原則編製的本公司經審核賬目，而未經審核數字則摘錄自按照中國公認會計原則編製的本公司管理賬目)。
5. 根據現有協議，本集團與廣藥集團(包括白雲山製藥集團)的各項銷售交易及購買交易於截至二零零六年十二月三十一日止三個財政年度各年的最高總額均為160,000,000港元(約等於人民幣169,600,000元)。

經檢討本集團的營運後，董事認為廣藥集團(包括白雲山製藥集團)可進一步善用本集團廣泛的銷售網絡，當中包括(i)本公司附屬公司廣州醫藥有限公司的12間分公司；(ii)於華南地區與本集團有長期業務關係的1,000個以上銷售代理；(iii)於華南地區屬本集團長期客戶的逾1,700間醫院；及(iv)超過400個零售銷售點(包括本集團161個零售銷售點)，以經銷及出售更多白雲山製藥集團的產品。白雲山製藥集團的主要產品包括小柴胡顆粒、一力感冒清膠囊及消開靈顆粒，而白雲山製藥集團的所有產品均與本集團的產品不同。於本公告日，廣藥擁有白雲山製藥約44.32%股權。董事認為，盡量利用其廣泛而完善的銷售網絡經銷及銷售更多產品(包括並非本集團製造的產品)乃符合本集團利益。另一方面，由於本集團亦向廣藥集團(包括白雲山製藥集團)銷售散裝醫藥原輔材料及包裝材料，隨著廣藥集團的生產及銷售水平上升，本集團向其銷售該等產品的數量亦將上升。本集團自二零零五年起推行新策略後，銷售交易及購買交易於截至二零零五年三月三十一日止三個月分別增加至約人民幣37,000,000元及人民幣78,000,000元。經考慮(i)銷售交易及購買交易各自於截至二零零四年十二月三十一日止三個財政年度各年及截至

[illegible]買賣交易的條款。本公司將委任獨立財務顧問，就協議及買賣交易的條款向獨立董事委員會及獨立股東提供意見。一份載有(其中包括)協議及買賣交易的詳情、獨立董事委員會的建議及獨立財務顧問關於協議及買賣交易的意見的通函，將盡快寄發予股東。

廣藥及其聯繫人將於本公司股東大會上就協議及買賣交易放棄投票。

釋義

於本公告，除文義另有所指外，以下詞語具下列涵義：

「協議」	本公司與廣藥就買賣交易於二零零五年四月二十七日訂立的協議
「聯繫人」	上市規則賦予的涵義
「董事會」	董事會
「白雲山製藥」	廣州白雲山製藥股份有限公司，在中國註冊成立的公司，其證券於深圳證券交易所上市，廣藥目前持有白雲山製藥約44.32%之已發行股本
「白雲山製藥集團」	白雲山製藥及其附屬公司
「本公司」	廣州藥業股份有限公司，在中國註冊成立的公司，其證券於聯交所及上海證券交易所上市
「關連人士」	上市規則賦予的涵義
「董事」	本公司的董事
「現有協議」	本公司與廣藥於二零零四年三月二十六日訂立之協議，並於二零零四年六月十一日本公司舉行之股東週年大會上獲獨立股東批准，其詳情載於本公司於二零零四年三月二十六日作出的公告及於二零零四年四月十六日刊發的通函
「本集團」	本公司及其附屬公司
「廣藥」	廣州醫藥集團有限公司，在中國註冊成立的國有企業，為控股股東，現時持有本公司約60.55%的股權
「廣藥集團」	廣藥及其附屬公司及彼等的聯繫人，惟不包括本集團
「港元」	香港法定貨幣港元
「香港」	中國香港特別行政區
「獨立董事委員會」	將予成立以考慮協議條款之獨立董事委員會
「獨立股東」	除廣藥及其聯繫人外之股東
「獨立第三方」	並非本公司關連人士的人士或實體
「上市規則」	香港聯合交易所有限公司證券上市規則
「中國」	中華人民共和國
「購買交易」	本集團向廣藥集團購買醫藥產品、散裝醫藥原輔材料、醫療器械及包裝材料，根據上市規則被視為持續關連交易
「人民幣」	中國法定貨幣人民幣
「銷售交易」	本集團向廣藥集團出售醫藥產品、散裝醫藥原輔材料、醫療器械及包裝材料，根據上市規則被視為持續關連交易
「股東」	本公司股本中每股面值人民幣1元的股份的持有人
「聯交所」	香港聯合交易所有限公司
「主要股東」	上市規則賦予的涵義
「買賣交易」	銷售交易與購買交易
「%」	百分比

於本公告中，除非另有說明，否則人民幣款額均以1.00港元=人民幣1.06元的兌換率由人民幣兌換為港元，僅供說明，並不表示任何人民幣或港元款額經已以或可以該兌換率或任何其他兌換率兌換。

承董事會命
何舒華
公司秘書

中國廣州，二零零五年四月二十七日

於本公告日，董事會包括執行董事楊榮明先生、周躍進先生、何舒華先生(彼於二零零五年四月二十七日辭任)與馮贊勝先生及獨立非執行董事吳張先生、黃顯榮先生與張鶴鏞先生。




廣州藥業股份有限公司
Guangzhou Pharmaceutical Company Limited
(於中華人民共和國成立之股份有限公司)

(H股代號：0874)

關於召開二零零四年年度股東大會的通告

特別提示

廣州藥業股份有限公司(以下簡稱「廣州藥業」或「本公司」)及董事會(「董事會」)全體成員保證公告的真實、準確和完整，對公告的虛假記載、誤導性陳述或者重大遺漏負連帶責任。

重要內容提示

- 二零零四年年度股東大會(以下簡稱「年度股東大會」)召開時間：二零零五年六月三十日(星期四)上午十時正
- 年度股東大會召開地點：中華人民共和國(「中國」)廣東省廣州市沙面北街45號二樓本公司會議室
- 年度股東大會方式：現場
- 重大提案：
  1. 本公司二零零四年度董事會報告書；
  2. 本公司二零零四年度監事會工作報告；
  3. 本公司二零零四年度財務決算報告；
  4. 本公司二零零四年度的核數師報告；
  5. 本公司二零零四年度之利潤分配及派息方案；
  6. 本公司預計二零零五年度利潤分配政策的方案；
  7. 二零零五年度本公司董事服務報酬總金額的議案；
  8. 二零零五年度本公司監事服務報酬總金額的議案；
  9. 本公司與廣州醫藥集團有限公司(「廣藥集團」)於二零零五年四月二十七日簽訂的經修訂的《購銷關聯交易協議》及其項下交易的議案；
  10. 關於選舉謝彬先生為本公司董事的議案；
  11. 關於修改本公司章程的議案；
  12. 關於修改本公司《股東大會議事規則》的議案；
  13. 關於修改本公司《董事會議事規則》的議案；
  14. 關於修改本公司《監事會議事規則》的議案。

一、召開年度股東大會基本情況

(一) 本公司第三屆第十一次董事會會議審議通過了關於召開年度股東大會的議案；

(二) 年度股東大會時間：二零零五年六月三十日(星期四)上午十時正；

(三) 年度股東大會地點：中國廣東省廣州市沙面北街45號二樓本公司會議室。

二、年度股東大會審議事項

(一) 以普通決議案方式審議以下議案：

1. 本公司二零零四年度董事會報告書；
2. 本公司二零零四年度監事會工作報告；
3. 本公司二零零四年度財務決算報告；
4. 本公司二零零四年度的核數師報告；
5. 本公司二零零四年度之利潤分配及派息方案；
6. 本公司預計二零零五年度利潤分配政策的方案；

(九) 對本公司合併、分立、解散和清算等事項作出決議；

(十) 對本公司發行債券作出決議；

(十一) 對本公司聘用、解聘或者不再續聘會計師事務所作出決議；

(十二) 修改本章程；

(十三) 審議代表本公司有表決權的股份百分之五以上(含百分之五)的股東的提案；

(十四) 決定公司對符合條件的被擔保對象提供金額超過最近一個會計年度合併會計報表淨資產的10%的對外擔保事項；

(十五) 審議本公司重大購買、出售、置換資產的行為(其標準按照上市地證券交易所的規則確定)；

(十六) 本公司股東會可以授權或委託董事會辦理其授權或委託辦理的事項；

本公司股東會在授權或委託董事會辦理其授權或委託辦理的事項時，應遵循依法維護本公司股東的合法權益，嚴格執行法律、法規的規定，確保本公司的高效運作和科學決策的原則。下列事項可以授權或委託董事會辦理：

1. 股東大會通過修改本公司章程的原則後，對本公司章程的文字修改；
2. 分配中期股利；
3. 涉及發行新股、可轉股債券的具體事宜；
4. 在已通過的經營方針和投資計劃內的固定資產處置和抵押、擔保；
5. 法律、法規及本章程規定可以授權或委託董事會辦理的其他事項。

(十七) 法律、行政法規及本章程規定應當由股東大會作出決議的其他事項。

原第五十三條至第五十八條的序號相應改為第五十四條至第五十九條。

(6) 原第五十九條改為：

第六十條 股東會議的通知應當符合下列要求：

(一) 以書面形式作出；

(二) 指定會議的地點、日期和時間；

(三) 說明會議將討論的事項；

(四) 向股東提供為使股東對將討論的事項作出明智決定所需要的資料及解釋；此原則包括(但不限於)在本公司提出合併、購回股份、股本重組或者其他改組時，應當提供擬議中的交易的具體條件和合同(如果有的話)，並對其起因和後果作出認真的解釋；

(五) 如任何董事、監事、經理和其他高級管理人員與將討論的事項有重要利害關係，應當披露其利害關係的性質和程度；如果將討論的事項對該董事、監事、經理和其他高級管理人員作為股東的影響有別於對其他同類別股東的影響，則應當說明其區別；

(六) 載有任何擬在會議上提議通過的特別決議的全文；

(二) 如果董事會在收到前述書面要求後三十日內沒有發出召集會議的通知，提出該要求的股東或監事會，可以在董事會收到該要求後四個月內自行召集會議，召集的程序應當盡可能與董事會召集的股東會議的程序相同。

股東或監事會因董事會未應前述要求舉行會議自行召集並舉行會議的，其所發生的合理費用，應當由本公司承擔，並從本公司欠付失職董事的款項中扣除。

原第七十六條至第八十二條的序號相應修改為第八十二條至第八十八條。

(10) 原第八十三條改為：

第八十九條 本公司擬變更或者廢除類別股東的權利，應當經股東大會以特別決議通過和經受影響的類別股東在按本章程第九十一至九十五條的規定分別召集的股東會議上通過，方可進行。

原第八十四條的序號相應改為第九十條。

(11) 原第八十五條改為：

第九十一條 受影響的類別股東，無論原來在股東大會上是否有表決權，在涉及第九十條(二)至(八)、(十一)至(十二)項的事項時，在類別股東會上具有表決權，但有利害關係的股東在類別股東會上沒有表決權。

前款所述「有利害關係的股東」的含義如下：

(一) 在本公司按本章程第二十七條的規定向全體股東按照相同比例發出購回要約或者在證券交易所通過公開交易方式購回自己股份的情況下，「有利害關係的股東」是指本章程第五十條所定義的控股股東；

(二) 本公司按照本章程中第二十七條的規定在證券交易所外以協議方式購回自己股份的情況下，「有利害關係的股東」指與該協議有關的股東；

(三) 在本公司改組方案中，「有利害關係的股東」是指以低於本類別其他股東的比例承擔責任的股東或者與該類別中的其他股東擁有不同利益的股東。

(12) 原第八十六條改為：

第九十二條 類別股東會的決議，應當根據第九十一條由出席類別股東會議的有表決權的三分之二以上的股權表決通過，方可作出。

原第八十七條至第九十九條的序號相應改為第九十三條至第一百零五條。

(13) 原第一百條改為：

第一百零六條 董事會可書面審議議案以代替召開董事會會議，但該議案的草案須以郵遞、電報、傳真或專人送交給每一位董事，並且該議案須由三分之二或以上的董事簽署表示贊成後，以上述任何方式送交董事會秘書，方能成為董事會決議。

就需要於臨時董事會會議表決通過的事項而言，如果董事會已將擬表決議案的內容以書面方式(包括電郵、電報、傳真)發給全體董事，而簽字同意的董事人數已達到依本公司章程第九十八條規定作出該等決定所需人數，便可形成有效決議而無須召開董事會會議。

原第一百零一條的序號改為第一百零七條。

9. 本公司與廣藥集團於二零零五年四月二十七日簽訂的經修訂的《購銷關聯交易協議》及其項下交易的議案；

10. 關於選舉謝彬先生為本公司董事的議案（簡歷附後）。

（二） 以特別決議案方式審議以下議案：

1. 關於修改本公司章程的議案；

(1) 原第六條改為：

第六條 本章程經本公司二零零四年年度股東大會特別決議修改並生效，原章程廢止。

本章程自生效之日起，即成為規範本公司的組織與行為，規範本公司與股東之間、股東與股東之間權利義務的具有法律約束力的文件。

(2) 原第十一條改為：

第十一條 本公司的經營範圍包括：國有資產經營、投資、開發、資金融通；中成藥的開發、生產、生物製品、保健藥品、保健飲料的生產（持許可證經營）；批發和零售貿易（含中成藥，其他國家專營專控項目除外）；銷售危險化學品乙類、醫療器械等（以危險化學品經營許可證及醫療器械經營企業許可證核准的產品範圍為準）。

本公司應當在登記的經營範圍內從事經營活動。

(3) 原第十八條改為：

第十八條 經國務院授權的公司審批部門批准，公司成立時向發起人發行51,300萬股，佔公司當時可發行的普通股總數的100%，該部分股份由廣州醫藥集團有限公司持有。

經國務院證券主管機構批准，公司成立後已發行21,990萬股境外上市外資股。

經國務院證券主管機構批准，公司向社會公眾增發人民幣普通股7,800萬股，該次增發完成後，公司股本結構為：

普通股總額81,090萬股，其中，國家股股東持有51,300萬股，約佔可發行的普通股的股份總數的63.263%；而本公司發起人廣州醫藥集團有限公司持有49,100萬股，約佔可發行的普通股的股份總數的60.550%；

境外上市外資股股東持有21,990萬股，約佔可發行普通股股份總數的27.118%；

社會公眾持有人民幣普通股7,800萬股，約佔可發行的普通股股份總數的9.619%。

(4) 在原第五十條後增加第五十一條：

第五十一條 本公司控股股東及實際控制人對本公司和社會公眾股股東負有誠信義務。控股股東應嚴格依法行使出資人的權利，控股股東不得利用關聯交易、利潤分配、資產重組、對外投資、資金佔用、借款擔保等方式損害公司和社會公眾股股東的合法權益，不得利用其控制地位損害公司和社會公眾股股東的利益。

原第五十一條的序號相應改為第五十二條。

(5) 原第五十二條改為：

第五十三條 股東大會行使下列職權：

（一） 決定本公司的經營方針和投資計劃；

（二） 選舉和更換董事，決定有關董事的報酬事項；

（三） 選舉和更換由股東代表出任的監事，決定有關監事的報酬事項；

（四） 審議批准董事會的報告；

（五） 審議批准監事會的報告；

（六） 審議批准本公司的年度財務預算方案、決算方案；

（七） 審議批准本公司的利潤分配方案和彌補虧損方案；

（八） 對本公司增加或者減少註冊資本作出決議；

……不必為股東；

（八） 載明會議投票代理委託書的送達時間和地點。

本公司召開股東大會並為內資股股東提供股東大會網絡投票的，應在股東大會會議通知中明確網絡投票的時間、投票程序及其審議的事項。

原第六十條至第六十六條的序號相應改為第六十一條至第六十七條。

(7) 在修改後的第六十七條後增加第六十八條至第七十條：

第六十八條 本公司應在保證股東大會合法、有效的情況下，在具備條件的前提下，通過各種方式和途徑，包括向內資股股東提供網絡形式的投票平臺等現代信息技術手段，擴大社會公眾股股東參與股東大會的比例。

第六十九條 為切實保障社會公眾股股東的利益，在條件允許的情況下，本公司召開股東大會時可通過網絡投票系統方便內資股股東行使表決權。在本公司股東大會對第七十九條的事項進行表決時，應當向內資股股東實施網絡投票。

如該次股東大會向內資股股東實施網絡投票，則於股東大會股權登記日登記在冊的所有內資股股東，均有權通過網絡投票方式行使表決權，但同一股份只能選擇現場投票、網絡投票或其他符合規定的其他投票方式中的一種表決方式。

本公司股東大會向內資股股東實施網絡投票，應按照有關法律、法規和規章進行。

第七十條 本公司董事會、獨立董事和符合相關條件的股東可以通過向公司股東徵集其在股東大會上的投票權，投票權徵集應採取無償方式進行，並應向被徵集人充分披露信息。

原第六十七條至第七十四條的序號相應改為第七十一條至第七十八條。

(8) 在修改後的第七十八條後增加第七十九條至第八十條：

第七十九條 下列事項，需經本公司股東大會表決通過，並經參加表決的社會公眾股股東所持表決權的半數以上通過，方可實施或提出申請，但本章程另有規定者除外：

（一） 本公司向社會公眾增發新股、發行可轉換公司債券、向原有股東配售股份（但具有實際控制權的股東在會議召開前承諾全額現金認購的除外）；

（二） 本公司重大資產重組，購買的資產總價較所購買資產經審計的賬面淨值溢價達到或超過20%的；

（三） 股東以其持有的本公司股權償還其所欠本公司的債務；

（四） 對本公司有重大影響的附屬企業到境外上市；

（五） 在本公司發展中對社會公眾股股東利益有重大影響的相關事項。

本公司對上述事項進行股東大會決議公告時，應當說明參加表決的社會公眾股股東人數、所持股份總數、佔本公司社會公眾股股份的比例和表決結果，並披露參加表決的前十大社會公眾股股東的持股和表決情況。

本公司召開股東大會審議上述所列事項的，應向內資股股東提供網絡形式的投票平臺。

第八十條 具有第七十九條規定的情形時，本公司發佈股東大會通知後，應當在股權登記日後三日內再次公告股東大會通知。

(9) 原第七十五條改為：

第八十一條 股東或監事會要求召開臨時股東大會或者類別股東會議，應當按照下列程序辦理：

（一） 合計持有在該擬舉行的會議上有表決權的股份百分之十以上（含百分之十）的兩個或者兩個以上的股東或監事會，可以簽署一份或者數份同樣格式內容的書面要求，提請董事會召集臨時股東大會或者類別股東會議，並闡明會議的議題。董事會在收到前述書面要求後應當盡快召集臨時股東大會或者類別股東會議。前述持股數按股東提出書面要求日計算。

一百零八條　董事會的議事方式、表決程序按本公司《董事會議事規則》的有關規定執行。

原第一百零二條至第一百零四條的序號相應改為第一百零九條至第一百一十一條。

(15) 原第一百零五條改為：

第一百一十二條 本公司設獨立董事，獨立董事的人數佔董事會人數的比例不低於三分之一，任何時候不得少於三名獨立非執行董事（獨立董事應當符合上海證券交易所和香港聯合交易所有限公司各自上市規則對獨立非執行董事的要求），其中至少包括一名具有高級職稱或註冊會計師資格的會計專業人士。

(16) 在修改後的第一百一十二條後增加第一百一十三條：

第一百一十三條 獨立董事應當按時出席董事會會議，瞭解本公司的生產經營和運作情況，主動調查、獲取做出決策所需要的情況和資料。獨立董事應當向本公司年度股東大會提交全體獨立董事年度報告書，對其履行職責的情況進行說明。

原第一百零六條至第一百零七條的序號相應改為第一百一十四條至第一百一十五條。

(17) 原第一百零八條改為：

第一百一十六條 獨立董事對本公司及全體股東負有誠信及勤勉義務。獨立董事應當按照相關法律法規和本章程的要求，認真履行職責，維護公司整體利益，尤其要關注中小股東的合法權益不受損害。

獨立董事應當獨立履行職責，不受本公司主要股東、實際控制人、或者其他與本公司及其主要股東、實際控制人存在利害關係的單位或個人的影響，並確保有足夠的時間和精力有效地履行職責。

獨立董事出現不符合獨立性條件或其他不適宜履行獨立董事職責的情形，由此造成公司獨立董事達不到本章程規定的人數時，本公司應按規定補足獨立董事人數。

(18) 原第一百零九條的序號改為第一百一十七條，並且本條下的第（六）款改為：

第一百一十七條 （六）獨立董事在任期屆滿前可以提出辭職。獨立董事辭職應向董事會提交書面辭職報告，報告應對任何與其辭職有關或者認為有必要引起本公司股東和債權人注意的情況進行說明。如因獨立董事辭職導致本公司董事會中獨立董事所佔的比例或董事會成員低於法定或本章程規定的最低要求時，該獨立董事的辭職報告應當在下任獨立董事填補其缺額後生效。董事會應當在兩個月內召開股東大會改選獨立董事，逾期不召開股東大會的，獨立董事可以不再履行職務。

(19) 原第一百一十條改為：

第一百一十八條 獨立董事的權利與義務

（一） 為充分發揮獨立董事的作用，本公司獨立董事除享有《公司法》和其他相關法律、法規賦予董事的職權外，本公司還賦予獨立董事以下特別職權：

1. 重大關聯交易（指公司擬與關聯人達成的總額高於人民幣300萬元且高於公司最近經審計淨資產值的5%的關聯交易）應由獨立董事認可後，提交董事會討論；獨立董事作出判斷前，可以聘請中介機構出具獨立財務顧問報告，作為其判斷的依據。
2. 向董事會提議聘用或解聘會計師事務所。
3. 向董事會提請召開臨時股東大會。
4. 提議召開董事會。
5. 獨立聘請外部審計機構和諮詢機構。
6. 可以在向董事會提請召開臨時股東大會、提議召開董事會會議和在股東大會召開前公開向股東徵集投票權。

（二） 獨立董事行使上述職權應當取得全體獨立董事的二分之一以上同意。

（三） 如上述提議未被採納或上述職權不能正常行使，上市公司應將有關情況予以披露。



廣州藥業股份有限公司
Guangzhou Pharmaceutical Company Limited
(於中華人民共和國成立之股份有限公司)

(H股代號：0874)

關於召開二零零四年年度股東大會的通告

(四) 經全體獨立董事同意，獨立董事可獨立聘請外部審計機構和諮詢機構，對公司的具體事項進行審計和諮詢，相關費用由公司承擔。

(五) 獨立董事除享有本公司董事的權利和本公司賦予的特別職權外，應當遵守本章程有關董事義務的全部規定。

(20) 原第一百一十一條的序號改為第一百一十九條，並在本條(一)下增加第6款：

第一百一十九條 (一)6、董事會未作出現金分配預案的；

同時，本條原第6、7款的序號相應改為第7、8款。

(21) 原第一百一十二條的序號改為第一百二十條，並且本條(一)改為：

第一百二十條 (一)本公司保證獨立董事享有與其他董事同等的知情權，及時向獨立董事提供相關材料和信息，定期通報公司運營情況，必要時可組織獨立董事實地考察。凡須經董事會決策的事項，本公司按法定的時間提前通知獨立董事並同時提供足夠的資料，獨立董事認為資料不充分的，可以要求補充。當2名或2名以上獨立董事認為資料不充分或論證不明確時，可聯名書面向本公司董事會提出延期召開董事會會議或延期審議該事項，本公司董事會應予以採納。本公司向獨立董事提供的資料，本公司及獨立董事本人應當至少保存5年。

原第一百一十三條至第一百四十五條的序號相應改為第一百二十一條至第一百五十三條。

(22) 原第一百四十六條的序號改為第一百五十四條，並增加第(三)款：

第一百五十四條 (三)對外擔保的審批程序：

(1) 本公司提供對外擔保，必須根據中國法律、法規和本公司上市地證券交易所上市規則的規定取得董事會成員三分之二以上簽署同意或股東大會的批准，董事會批准的許可權規定在公司《董事會議事規則》中；

(2) 本公司董事會在決定為他人提供對外擔保前(或提交股東大會表決前)，應當掌握債務人的資信狀況，對該擔保事項的利益和風險進行充分分析，並在相關公告中作出詳盡披露；

(3) 股東大會或董事會對擔保事項作出決議時，與該擔保事項有利害關係的股東或董事應當回避表決。

(23) 原第一百四十七條改為：

第一百五十五條 本公司違反第一百五十四條規定提供貸款的，不論其貸款條件如何，收到款項的人應當立即償還。

(24) 原第一百四十八條改為：

第一百五十六條 本公司違反第一百五十四條第一款的規定所提供的貸款擔保，不得強制本公司執行；但下列情況除外：

(一) 向本公司或者其母公司的董事、監事、總經理和其他高級管理人員的相關人提供貸款時，提供貸款人不知情的；

(二) 本公司提供的擔保物已由提供貸款人合法地售予善意購買者的。

原第一百四十九條至第二百零六條的序號相應改為第一百五十七條至第二百一十四條。

(25) 在修改後的第二百一十四條後增加第二百一十五條：

第二百一十五條 本公司應按照本章程的規定制定《股東大會議事規則》、《董事會議事規則》和《監事會議事規則》，上述規則作為本章程的附件，並經本公司股東大會批准生效和修改。

(26) 原第二百零七條改為：

第二百一十六條 在本章程內，下述詞語有以下意義：

《本章程》	本公司現行有效的章程；
《董事會》	本公司董事會；
《監事會》	本公司監事會；
《中國》	中華人民共和國；
《人民幣》	中國法定貨幣；
《印章》	本公司不時使用的普通印章及本公司保持的正式印章(如有)，或隨情況而定兩者之一；
《工作日》	位於中國之銀行於正常營業時間開業的日子(不包括星期六)。

原第二百零八條的序號相應改為第二百一十七條。

2. 關於修改本公司《股東大會議事規則》的議案(全文詳見上海證券交易所網站)；

3. 關於修改本公司《董事會議事規則》的議案(全文詳見上海證券交易所網站)；

4. 關於修改本公司《監事會議事規則》的議案(全文詳見上海證券交易所網站)。

3. 年度股東大會出席對象

(1) 截至二零零五年五月三十日(星期一)下午交易結束後登記在冊的本公司境內外股東(包括在二零零五年五月三十日或之前已成功遞交經核實股東過戶申請文件的境外股東)。由二零零五年五月三十一日(星期二)起至二零零五年六月二十九日(星期三)止(包括首尾兩天)，本公司將暫停辦理H股股東過戶登記手續；

(2) 有權出席和表決的股東有權委任一位或者一位以上的股東代理人出席和表決，而該股東代理人不必為股東；

(3) 本公司董事、監事、高級管理人員。

4. 年度股東大會登記辦法

(1) 出席年度股東大會的個人股東持本人身份證、股東賬戶卡；委託代理人持授權委託書、委託人及代理人身份證、委託人股東賬戶卡辦理登記手續。社會法人股東持營業執照複印件、法人代表授權委託書、股東賬戶卡、出席人身份證辦理登記手續。異地股東可用信函、電話或傳真方式登記；

(2) 登記時間及地點：

登記時間： 二零零五年六月九日(星期四)上午八時三十分至十一時三十分；下午二時正至四時三十分

登記地點： 中國廣東省廣州市沙面北街45號二樓本公司董事會秘書處

5. 其他事項

(1) 聯繫地址：中國廣東省廣州市沙面北街45號二樓廣州藥業股份有限公司
郵政編碼：510130
聯繫人：何舒華
聯繫電話：86-20-8121 8119
傳真：86-20-8121 6408

(2) 中國證券登記結算有限責任公司上海分公司地址：中國上海市浦東新區陸家嘴東路1號中國保險大廈36樓

香港證券登記有限公司地址：香港灣仔皇后大道東183號合和中心46樓

(3) 本次年度股東大會會期半天，與會股東交通費、食宿等費用自理。

6. 備查文件

(1) 本公司第三屆第十一次董事會會議決議及公告。

廣州藥業股份有限公司
董事會

二零零五年五月十二日

於本通告日，本公司董事會成員包括執行董事楊榮明先生、周躍進先生與馮贊勝先生，及獨立非執行董事吳張先生、黃顯榮先生與張鶴鏞先生。

附註：

根據香港聯合交易所有限公司(「港交所」)上市規則第13.74及第13.51(2)註解規定須供股東參考的關於董事候選人的資料如下：

1. 董事候選人簡歷：

謝彬先生，47歲，理學碩士，經濟師，自二零零四年十一月至今任本公司總經理。謝先生於一九七四年八月參加工作，曾先後擔任廣州白雲山中藥廠廠長、廣州白雲山制藥總廠廠長、廣州白雲山制藥股份有限公司副總經理、總經理等職務。謝先生同時亦為廣州王老吉藥業股份有限公司副董事長、廣州市藥材公司經理、廣州白雲山制藥股份有限公司董事。謝先生在企業管理、市場營銷等方面具有豐富經驗。

謝先生在過去三年除在廣州白雲山製藥股份有限公司擔任董事職務外，並無在其他上市公司擔任董事職務。

2. 其他資料：

按本集團的薪酬政策，本公司董事及監事領取薪酬均由董事會提出建議，經年度股東大會通過授權董事會決定公司董事、監事服務報酬金額及支付方法。謝先生如獲委任，亦將按其相應的管理職位計算其基本薪金，並根據本公司的年度業績計算其年度獎金(其實施方案詳見於二零零二年三月二十八日分別於中國內地及中國香港刊登的二零零二年第一次臨時股東大會決議公告)。

如獲委任，謝先生的任期將自獲委任之日起至本公司第四屆董事會成員選舉產生之日止。

除上述披露外，謝先生概無與其他任何董事、監事、高級管理人員或主要或控股股東有任何關係。

截至本通告日，謝先生根據香港證券及期貨條例第341條或上市公司董事進行證券交易的標準守則應向本公司及港交所披露於本公司或其任何相關聯法團股份或債券中擁有的任何權益，或應在本公司根據香港證券及期貨條例第352條保存的名冊應記錄的權益如下：

姓名	權益類別	公司	股份數目
謝彬	個人	本公司(A股)	1,000

除上述披露外，謝先生概無根據香港證券及期貨條例第341條或上市公司董事進行證券交易的標準守則應向本公司及港交所披露於本公司或其任何相關聯法團股份或債券中擁有的任何權益，亦無應在本公司根據香港證券及期貨條例第352條保存的名冊應記錄的其他權益。



2004

中期業績報告



廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited

CONTENTS

1.	Important Notice	1
2.	Company Profile	2
3.	Change in Share Capital and Shareholdings of Major Shareholders	5
4.	Directors, Supervisors, Senior Management and Staff	7
5.	Management Discussion and Analysis	8
6.	Major Events	15
7.	Financial Reports	
	Prepared in accordance with PRC Accounting Standards and Systems	21
	Prepared in accordance with Statement of Standard Accounting Practice 25 ("Interim Financial Reporting") issued by the Hong Kong Society of Accountants	66
8.	Documents Available for Inspection	78

1. IMPORTANT NOTICE

1.1 The Board of Directors and all the Directors of Guangzhou Pharmaceutical Company Limited ("GPC" or the "Company") collectively and individually accept full responsibility for the authenticity, accuracy and completeness of the information contained in this interim report and confirm that there are no false information, misleading statements or material omissions in this interim report.

1.2 Mr. Cai Zhixiang (Chairman of the Board), Mr. Zhou Yuejin (General Manager), Mr. Gao Fang (Financial Controller) and Mr. Chen Binghua (Senior Finance Manager) individually accepts responsibility for ensuring the authenticity and completeness of the financial reports contained in this interim report.

1.3 The financial reports of the Company contained in this interim report for the six months ended 30th June 2004 (the "reporting period") are unaudited.

1.4 This interim report is prepared in both Chinese and English. In the event of different interpretations, with the exception of the condensed accounts prepared in accordance with Statement of Standard Accounting Practice 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants ("HK SSAP 25"), the Chinese version shall prevail.

2.2 PRINCIPAL FINANCIAL DATA AND INDICATORS

2.2.1 Financial data and indicators prepared in accordance with Accounting Standards and Systems of the People's Republic of China (the "PRC Accounting Standards and Systems")

Items	**As at 30th June 2004 (Unaudited)** *RMB*	As at 31st December 2003 (Audited) *RMB*	Changes *(%)*
Current assets	**3,334,006,397.76**	3,223,046,083.99	3.44
Current liabilities	**2,101,334,086.83**	1,948,138,687.47	7.86
Total assets	**4,887,994,454.22**	4,707,039,445.98	3.84
Shareholders' equity (excluding minority interests)	**2,413,697,962.22**	2,429,476,382.41	(0.65)
Net assets per share	**2.98**	3.00	(0.65)
Adjusted net assets per share	**2.89**	2.92	(1.03)

Items	**For the six months ended 30th June 2004 (Unaudited)** *RMB*	For the six months ended 30th June 2003 (Unaudited) *RMB*	Changes *(%)*
Net profit	**31,808,644.71**	93,613,387.19	(66.02)
Net profit after deducting of extraordinary items	**34,599,221.46**	99,241,692.35	(65.14)
Earnings per share (fully diluted)	**0.0392**	0.1154	(66.02)
Earnings per share (weighted average)	**0.0392**	0.1154	(66.02)
Return on net assets (fully diluted)	**1.32%**	3.93%	(66.41)
Return on net assets (weighted average)	**1.30%**	3.93%	(66.92)
Net cash flows from operating activities	**124,590,212.58**	17,840,032.66	598.37

Notes:

(1) The above financial data and indicators are computed based on the consolidated financial statements.

(2) Extraordinary items include:

Items	**Amount** *RMB*
Loss on disposal of investments and fixed assets	2,417,886.51
Loss on disposal of short-term investments	24,584.45
Non-operating income	4,266,871.32
Non-operating expenses excluding provision of assets	4,211,670.38
Reversal of provision	9,046.84
Income tax effect	(412,353.57)
Total	2,790,576.75

3. CHANGE IN SHARE CAPITAL AND SHAREHOLDINGS OF MAJOR SHAREHOLDERS

3.1 CHANGE IN SHARE CAPITAL

During the reporting period, there was no change in the capital structure of the Company.

3.2 SHAREHOLDINGS OF MAJOR SHAREHOLDERS

3.2.1 As at 30th June 2004, there were 49,746 shareholders in total, including one shareholder holding the State-owned promoters' shares for the State, 49,703 shareholders holding the RMB denominated domestic shares (A shares) and 42 shareholders holding the foreign capital listed shares (H shares).

3.2.2 As at 30th June 2004, the top ten shareholders of the Company are set out as follows:

Shareholders	Changes in no. of shares held during the reporting period (Share)	No. of shares held (Share)	Type of shares	% of the issued share capital	Nature of shares
Guangzhou Pharmaceutical Holdings Limited ("GPHL") (Note 1)	—	513,000,000	Unlisted	Approximately 63.26	State-owned shares
HKSCC Nominees Limited (Note 2)	+32,000	218,202,999	Listed	Approximately 26.91	H shares
HSBC Nominees (Hong Kong) Limited	—	862,000	Listed	Approximately 0.11	H shares
Wong Chung King	—	308,000	Listed	Approximately 0.04	H shares
Deng Dakai	—	305,746	Listed	Approximately 0.04	A shares
Xu Weiping	Unknown	220,000	Listed	Approximately 0.03	A shares
Xing He Securities Investment Fund	-86,061	216,354	Listed	Approximately 0.03	A shares
Chen Yuliang	+4,800	171,357	Listed	Approximately 0.02	A shares
Xing Guisong	Unknown	142,720	Listed	Approximately 0.02	A shares
Zhang La	—	123,000	Listed	Approximately 0.02	A shares

Notes:

1) During the reporting period, GPHL, the controlling shareholder of the Company, disposed of part of its interests in the Company's State-owned shares for the purpose of financing the debt restructuring of Guangzhou Baiyunshan Pharmaceutical Co., Ltd.. The total number of the State-owned shares involved is 152,600,000 shares, including a proposed disposal of 12,480,000 shares to Guangzhou Baiyunshan Pharmaceutical Co., Ltd and 22,000,000 shares to Guangzhou office of China Greatwall Asset Management Corporation. The relevant procedures for the proposed disposals are currently in progress. During the reporting period, 15,160,000 shares of the Company held by GPHL which were previously pledged had been released while 102,960,000 shares of the Company held by GPHL are still pledged.

2) As notified by HKSCC Nominees Limited, the H shares under its name were held on behalf of its several clients.

3) GPHL is not connected with the other nine shareholders listed above and, accordingly, they are not persons acting in concert as stipulated in the "Rules Governing the Disclosure of Change in Shareholders' Shareholding in Listed Companies". The Company is not aware of any connection among the nine shareholders, or whether they are persons acting in concert as stipulated in the "Rules Governing the Disclosure of Change in Shareholders' Shareholding in Listed Companies".

4. DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND STAFF

4.1 DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S INTEREST IN SHARES

4.1.1 As at 30th June 2004, the Directors', Supervisors' and Senior Management's interest in the Company's issued A shares are as follows:

Name	Position	Shares held as at 1st January 2004 (share)	Shares held as at 30th June 2004 (share)	Reason for change
Mr. Cai Zhixiang	Director	14,700	14,700	—
Mr. Zhou Yuejin	Director	28,900	28,900	—
Mr. Feng Zansheng	Director	—	—	—
Mr. Wong Hin Wing	Independent Director	—	—	—
Mr. Wu Zhang	Independent Director	—	—	—
Mr. Zhang Heyong	Independent Director	—	—	—
Mr. Chen Canying	Chairman of the Supervisory Committee	9,800	9,800	—
Mr. Ouyang Qiang	Supervisor	10,100	10,100	—
Mr. Zhong Yugan	Supervisor	—	—	—
Mr. He Shuhua	Deputy General Manager and Company Secretary	27,700	27,700	—
Mr. Gao Fang	Financial Controller	—	—	—

Note: According to the long-term incentive scheme approved at the Company's first Extraordinary General Meeting of 2002, Senior Management of the Company is entitled to an incentive bonus, provided that the targeted operating profit of the relevant year is achieved. Part of the bonus has been used to subscribe for the Company's RMB domestic shares (A shares) and has been reported to the Shanghai Stock Exchange ("SSE") in accordance with relevant rules and regulations.

4.1.2 Directors, Supervisors and Senior Management's interests and short positions in the shares and underlying shares of the Company or any associated corporations.

(1) As at 30th June 2004, the interests or short positions of the Directors, Supervisors and Senior Management in the shares and underlying shares of the Company or any of associated corporations (within the meaning of Part XV of the SFO), which were notified to the Company and HKEx pursuant to Subsections 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or which were required, pursuant to Clause 352 of the SFO, to be recorded in the register referred therein, or which were required pursuant ("Model Code") of the Rules Governing the Listing of Securities on HKEx (the "Listing Rules") to the Model Code for Securities Transactions by Directors of Listed Issuers to be notified to the Company and HKEx were as follows:

Directors:

Name	Type of interest	Company	Number of shares
Mr. Cai Zhixiang	Personal	A shares of the Company	14,700
	Family	Guangzhou Xing Qun Pharmaceutical Co., Ltd.	1,900
	Family	Guangzhou Pan Gao Shou Pharmaceutical Co., Ltd.	1,670
	Family	Guangzhou Wang Lao Ji Pharmaceutical Co., Ltd. ("Guangzhou Wang Lao Ji")	1,960
	Family	Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd	2,240
	Family	Guangzhou Guang Hua Pharmaceutical Co., Ltd.	1,670
	Family	Guangzhou Tian Xin Pharmaceutical Co., Ltd.	1,670
	Trust*	Po Lian Development Company Limited ("Po Lian")	200,000
Mr. Zhou Yuejin	Personal	A shares of the Company	28,900
	Trust *	Po Lian	200,000

5.1 ANALYSIS OF OPERATING RESULTS OF THE GROUP FOR THE REPORTING PERIOD

According to PRC Accounting Standards and Systems, the Group's turnover for the six months ended 30th June 2004 was approximately RMB3,990,694,000, representing an increase of 11.55% over that of the same period of 2003. Profit before taxation was approximately RMB91,053,000, representing a decrease of 44.07% over that of the same period of 2003. Net profit was approximately RMB31,809,000, representing a decrease of 66.02% over that of the same period of 2003.

According to HK GAAP, the Group's turnover for the six months ended 30th June 2004 was approximately RMB3,990,729,000, representing an increase of 11.55% over that of the same period of 2003. Profit before taxation was RMB88,570,000, representing a decrease of 45.24% over that of the same period of 2003. Profit attributable to shareholders was approximately RMB34,076,000, representing a decrease of 62.60% over that of the same period of 2003.

An analysis of the Group's turnover and gross profit from CPM manufacturing operations (the "Manufacturing Operations") and trading operations (the "Trading Operations") for the first six months of 2004 is set out as follows:

By segment	Turnover		Cost of sales		Gross profit	
	Under PRC Accounting Standards and Systems	Under HK GAAP	Under PRC Accounting Standards and Systems	Under HK GAAP	Under PRC Accounting Standards and Systems	Under HK GAAP
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Manufacturing	982,389	982,424	457,111	457,305	525,278	525,119
Trading	3,008,305	3,008,305	2,815,155	2,815,155	193,150	193,150
Including:						
Wholesale	2,788,061	2,788,061	2,627,346	2,627,346	160,715	160,715
Retail	123,158	123,158	96,586	96,586	26,572	26,572
Import and export	97,086	97,086	91,223	91,223	5,863	5,863
Total	3,990,694	3,990,729	3,272,266	3,272,460	718,428	718,269

Geographical analyses of sales from manufacturing and trading operations are set out as follows:

Area	Manufacturing		Trading		Total	
	Turnover	% to total turnover of manufacturing	Turnover	% to total turnover of trading	Turnover	% to total turnover
	RMB'000		*RMB'000*		*RMB'000*	
Southern China	571,948	58.22	2,511,182	83.48	3,083,130	77.26
Eastern China	135,702	13.81	150,981	5.02	286,683	7.18
Northern China	94,220	9.59	70,709	2.35	164,929	4.13
North-Eastern China	67,277	6.85	68,233	2.27	135,509	3.40
South-Western China	60,488	6.16	107,686	3.58	168,174	4.21
North-Western China	38,359	3.90	54,248	1.80	92,607	2.32
Export	14,395	1.47	45,267	1.50	59,662	1.50
Total	982,389	100.00	3,008,305	100.00	3,990,694	100.00

5.1.2 Pharmaceutical products trading operations (including wholesale, retail, import and export)

The implementation of Good Supply Practice ("GSP") in relation to quality of trading management, the changes in the national pricing policy on pharmaceutical products and fierce competition in the domestic pharmaceutical market resulting from the market entry of large number of pharmacies offering lower selling price have brought about direct impact on the domestic pharmaceutical industry. The above factors have also caused certain impact on the Group's Trading Operations.

During the reporting period, the Trading Operations made efforts as follows: Firstly, the continued active development of agency, distribution and wholesale business for popular, new and specially good effect medicines. Meanwhile, the development of markets outside Guangdong Province through the advantage of agency distribution network of various brandnamed products. Secondly, the active improvement in the tender for hospital projects, with a view to increasing sales of the Group's products to hospitals. Thirdly, the adoption to changes in the pharmaceutical retail network in response to market changes and taking advantage of brandnamed "Jian Min" and "Cai Zhi Lin" to develop flagship shops and community center shops to compete with the pharmacies offering lower selling price.

The implementation of the above measures have attained favorable results. Turnover of the Trading Operations has maintained steady growth. Turnover of the Trading Operations prepared under PRC Accounting Standards and Systems for the first half of 2004 was approximately RMB3,008,305,000, representing 15.40% increase over that of the same period of 2003. Turnover of the Trading Operations prepared under HK GAAP for the first half of 2004 was approximately RMB3,008,305,000, representing 15.40% increase over that of the same period of 2003.

Loss before taxation of the Trading Operations prepared under PRC Accounting Standards and Systems amounted to approximately RMB11,130,000, representing a significant decrease of 127.32% over that of the same period of 2003. Loss before taxation of the Trading Operations prepared under HK GAAP was RMB10,789,000, representing a significant decrease of 127.08% over that of the same period of 2003. Main reasons for the significant decrease in operating results are:

1) As affected by the market entry of large number of pharmacies offering lower selling price and national pricing policy on pharmaceutical products, the Group's gross margin ratio continued to drop to 6.42%, representing a decrease of 1.61% over that of the same period of 2003.

2) During the reporting period, Guangzhou Chinese Medicine Corporation, a subsidiary of the Company, has made a provision for inventories amounting to approximately RMB24,494,000 and redundancy payments to laid-off workers as compensation amounting to approximately RMB7,921,000. The above factors have significant impact on the overall operating results of the Group during the reporting period.

As at 30th June 2004, the Group has 215 chain pharmacies, including 121 "Cai Zhi Lin" which specializes in traditional Chinese medicine ("TCM") chain pharmacies and 94 "Jian Min" which specializes in western medicine chain pharmacies.

During the reporting period, "Huang Jin Wei", a modernised pharmaceutical logistics centre invested by the Company, has been put into use. It is the largest pharmaceutical logistics centre in Southern China in terms of area with the highest handling capacity, indicating that the distribution capability of the Group has been further improved.

GSP certification of the trading subsidiaries of the Company had been completed as planned. At present, the Company is in the process of implementating the ERP system in the Trading Operations.

5.2 DURING THE REPORTING PERIOD, THE GROUP DID NOT CARRY OUT ANY OTHER BUSINESS OPERATION WHICH HAS SIGNIFICANT IMPACT ON THE GROUP'S NET PROFIT.

5.3 DURING THE REPORTING PERIOD, THE GROUP HAS NO INVESTMENT WHICH DERIVED INVESTMENT INCOME EQUAL TO 10% OR MORE OF THE GROUP'S NET PROFIT.

5.4.2 Other investments

During the reporting period, other investments are as follows:

(1) As approved at the meeting of the Investment Management Committee of the Company held on 12th January 2004, the Company injected RMB 90,000 to Guangzhou Jin Shen Pharmaceutical Co., Ltd. ("GZ Jin Shen"). After that, the Company has invested a total of RMB 765,000 in GZ Jin Shen, representing 38% of the equity interest.

(2) As approved at the meeting of the Investment Management Committee of the Company held on 18th February 2004, the Company injected an investment of RMB21,717,000 in cash into Guangxi Ying Kang Pharmaceutical Co., Ltd, representing 51% of total equity interest thereof.

(3) As approved at the meeting of the Investment Management Committee of the Company held on 18th May 2004, Guangzhou Pharmaceutical Corporation, a subsidiary of the Company, has invested RMB 250,000 to Guangzhou Lian Jie Computer Technology Co., Ltd., representing 50% of the equity interest thereof.

(4) As approved at the meeting of the Investment Management Committee of the Company held on 21st June 2004, the Company has additionally injected RMB1,200,000 to the associated company, Jihua Medical Appliance Company Limited, on a pro rota basis based on the 24% of the equity interest.

5.5 FINANCIAL CONDITIONS (PREPARED IN ACCORDANCE WITH PRC ACCOUNTING STANDARDS AND SYSTEMS)

5.5.1 Change of major accounting items:

	For the six months ended 30th June 2004	For the six months ended 30th June 2003	**Changes**	
			Amount	
	RMB	*RMB*	*RMB*	*(%)*
Revenues from main operations	**3,990,694,132.12**	3,577,432,478.96	413,261,653.16	11.55
Profit from main operations	**704,733,704.92**	704,017,563.16	716,141.76	0.10
Financial expenses	**17,684,980.77**	9,745,954.57	7,939,026.20	81.46
Income tax	**52,938,643.69**	60,757,080.64	(7,818,436.95)	(12.87)
Net profit	**31,808,644.71**	93,613,387.19	(61,804,742.48)	(66.02)
Net increase in cash and cash equivalents	**44,574,144.24**	(127,760,262.46)	172,334,406.70	134.89

	As at 30th June 2004	As at 31st December 2003	**Changes**	
			Amount	
	RMB	*RMB*	*RMB*	*(%)*
Total assets	**4,887,994,454.22**	4,707,039,445.98	180,955,008.24	3.84
Accounts receivable	**1,152,103,215.38**	878,361,678.85	273,741,536.53	31.17
Other receivables	**180,942,926.43**	130,980,738.37	49,962,188.06	38.14
Inventories	**846,378,572.62**	1,067,439,529.10	(221,060,956.48)	(20.71)
Long-term investments	**78,184,066.12**	74,867,192.97	3,316,873.15	4.43
Net fixed assets	**1,108,119,724.86**	981,069,314.32	127,050,410.54	12.95
Accrued expenses	**7,396,467.46**	4,456,292.55	2,940,174.91	65.98
Other payables	**243,663,221.19**	199,619,096.28	44,044,124.91	22.06
Taxes payable	**28,524,842.79**	21,605,390.47	6,919,452.32	32.03
Long-term loans	**127,180,000.00**	107,180,000.00	20,000,000.00	18.66
Share capital	**810,900,000.00**	810,900,000.00	—	—
Shareholders' equity	**2,413,697,962.22**	2,429,476,382.41	(15,778,420.19)	(0.65)

5.6 THE ISSUES AND DIFFICULTIES ENCOUNTERED IN OPERATIONS AND OPERATION PLANS FOR THE SECOND HALF OF 2004

The following factors had certain impact on the Group operations, including (i) the implementation of the national regulations on pharmaceutical products, which led to the reduction in the price of certain pharmaceutical products; (ii) production cost of the Manufacturing Operations increased as a result of the implementation of GMP renovation; (iii) significant number of pharmacies offering lower selling price led to the increasingly fierce competition in the domestic pharmaceutical market.

Due to severe competition in the domestic pharmaceutical market, the operating result of Guangzhou Chinese Medicine Corporation, a subsidiary of the Company, decreased significantly and it made provision for part of inventory. The factors resulted in net profit of the Group decreasing 66.02% comparing with the amount in the same period of 2003 and are forecasted to have significant impact on the operating results of the Group in the next reporting period.

The Company took certain actions in view of the severe market conditions and problems encountered in operations. The measures include strengthening the marketing and promotion of certain key products, accelerating the process of the technology upgrade and seeking opportunities for co-operations with other pharmaceutical enterprises. At the same time, the Company set up a working group to implement reformation of Guangzhou Chinese Medicine Corporation. The above implementations have achieved certain positive effects.

In the second half of 2004, the Company will actively react to the problems and difficulties in order to reverse the adverse conditions in the first half year through the following:

1. To further strengthen the marketing and promotion of certain key products and certain products with high market potential, seeking to increase the Group's turnover and profit to a higher level;

2. To strengthen the financial budgeting management, management of accounts receivable and inventories, seeking to reduce the operation costs and risks;

3. To accelerate the reformation of Guangzhou Chinese Medicine Corporation, optimize internal resources, strengthen the core business operations, exploit Chinese medicine or CPM wholesale market and seek more distribution rights and develop hospital sales channels, retail and wholesale market outside Guangdong; and

4. To continue seeking opportunities for co-operation with quality overseas and domestic pharmaceutical enterprises.

6. MAJOR EVENTS

6.1 CORPORATE GOVERNANCE

During the reporting period, the Company has amended the Company's Articles of Association, the Rules of Shareholders' Meetings and the Rules of Board Meetings, in accordance with the Notice of CSRC[2003]No.56 "Notice Concerning the Regulation on the Flow of Funds Between Listed Companies and Their Related Parties and the Provision of Guarantees by Listed Companies to External Parties" issued by the Chinese Securities Regulatory Commission ("CSRC"). Accordingly, there is now no difference between internal documents of the Company with the notice.

6.2 EXECUTION OF 2003 PROFIT DISTRIBUTION SCHEME AND INCREASE IN SHARE CAPITAL FROM CAPITAL RESERVE OR ISSUE OF NEW SHARES OF THE COMPANY IN THE FIRST HALF OF THE YEAR

(a) Pursuant to the resolutions passed at the 2003 Annual General Meeting ("AGM") which was held on 11th June 2004, the approved 2003 final dividend was RMB0.06 per share (including withholding tax for A shares), based on the total 810,900,000 shares as at 31st December 2003.

(b) On 25th June 2004, the approved 2003 final dividend of RMB0.06 per share for the year 2003 was paid to the Company's H shares' shareholders whose name appeared on the register of the Company at the book close on 11th May 2004.

(c) According to the announcement for 2003 final dividend disclosed in Shanghai Securities on 21st June 2004, the registration date for A shares shareholders for the final dividend was 24th June 2004, the closing date was 25th June 2004 and the dividend payment date was due on 6th July 2004.

(d) During the reporting period, the Company did not propose any increase in share capital.

6.11 GEARING RATIO

Up to 30th June 2004, the Group's gearing ratio (total liabilities/total assets x 100%) was 46.68% (31st December 2003: 44.84%). There have been no material adverse changes in the gearing ratio of the Group compared with that of 2003.

6.12 COMPLIANCE WITH THE CODE OF BEST PRACTICE

Throughout the reporting period, the directors of the Company were not aware of any information that would reasonably indicate that the Company was not in compliance with the Code of Best Practice as set out in Appendix 14 to the Listing Rules of HKEx.

6.13 STANDARD CODE OF THE COMPANY'S DIRECTORS' AND SUPERVISORS' SECURITIES TRANSACTIONS

During the reporting period, the Company had adopted a set of code of conduct which is not below the standards of the Model Code. After specific inquiring to all Directors, all the Company's Directors complied with Directors' securities transaction standard which was prescribed in the Model Code, and no exceptional case was noted.

6.14 THE AUDIT COMMITTEE OF THE BOARD IS CONSTITUTED BY THREE INDEPENDENT NON-EXECUTIVE DIRECTORS, ONE OF WHOM IS A QUALIFIED ACCOUNTANT. THE AUDIT COMMITTEE HAS REVIEWED THE ACCOUNTING POLICIES, ACCOUNTING REGULATIONS AND METHODS ADOPTED BY THE GROUP, AND DISCUSSED WITH MANAGEMENT ABOUT THE AUDIT, INTERNAL CONTROLS AND FINANCIAL REPORTING. THE AUDIT COMMITTEE HAS ALSO REVIEWED THE UNAUDITED INTERIM FINANCIAL REPORTS FOR THE SIX MONTHS ENDED 30TH JUNE 2004.

6.15 THE FINANCIAL REPORTS CONTAINED IN THIS INTERIM REPORT ARE UNAUDITED.

6.16 DURING THE REPORTING PERIOD, NO PUNISHMENT WAS IMPOSED ON THE COMPANY, THE BOARD OR ANY OF ITS DIRECTORS BY THE CSRC AND OTHER SUPERVISORY BODIES.

6.17 SAVE AS THOSE DISCLOSED ABOVE, THE GROUP DID NOT HAVE ANY OTHER SIGNIFICANT EVENTS DURING THE REPORTING PERIOD.

6.18 INDEX TO THE IMPORTANT DISCLOSED INFORMATION:

Disclosed information	Newspaper and the order	Date	Website and address
The resolutions passed at the 27th meeting of the second session of the board of directors, Announcement of resolutions passed at the sixteenth meeting of the second session of the supervisory committee, Connected transactions concerning the acquisition of interest in a subsidiary and lease of properties, Announcement of non-competition agreement and Notice of the first extraordinary general meeting of Guangzhou Pharmaceutical Company Limited in 2004	Page 16 on Shanghai Securities A45 on Hong Kong Economic Times Page B-12 ~ B-17 on The Standard	9th February 2004	www.sse.com.cn www.hkex.com.hk
Summary of annual report for 2003, Announcement of resolutions passed at the 29th meeting of the second session of the Board of Directors, Announcement of resolutions passed at the seventeenth meeting of the second session of the Supervisory Committee, Announcement of continuing connected transactions and Resolutions passed at the first extraordinary general meeting in 2004,	Page 11~12 on Shanghai Securities A52 - 55 on Hong Kong Economic Times N-14 ~ N-23 on The Standard	29th March 2004	www.sse.com.cn www.hkex.com.hk
Notice of the 2003 annual general meeting	Page 32 on "Shanghai Securities" A50 on "Hong Kong Economic Times" B-12 on "The Standard"	16th April 2004	www.sse.com.cn www.hkex.com.hk

6.19.2 During the reporting period, the Company strictly controlled the fund transactions with its controlling shareholder and other related parties, in accordance with Notice of CSRC[2003]No.56. During the reporting period, the total fund occupied by the Company's controlling shareholder and its subsidiaries was as below:

Fund occupied by	Relationship with the Company	End of the period	Beginning of the period	Relevant items	Ending balance *RMB'000*	Beginning balance *RMB'000*	Accumulated debit transaction *RMB'000*	Accumulated credit transaction *RMB'000*	Manners	Reasons	Note
GPHL	Holding company	2004-6-30	2003-12-31	Other receivables	7,526.9	7,226.8	743.8	443.7	Prepayments	–	Prepaid rental
Guangzhou Qiao Guang Pharmaceutical Factory	Fellow subsidiary	2004-6-30	2003-12-31	Accounts receivable	15,780.4	5,572.5	25,072.8	14,864.9	Purchase	–	Production
Guangzhou Ming Xing Pharmaceutical Factory	Fellow subsidiary	2004-6-30	2003-12-31	Accounts receivable	284.3	288.4	1,391.6	1,395.7	Purchase	–	Production
Guangzhou Tian Xin Pharmaceutical Co., Ltd	Fellow subsidiary	2004-6-30	2003-12-31	Accounts receivable	3,829.0	3,140.0	10,738.4	10,049.4	Purchase	–	Production
Guangzhou He Ji Gong Pharmaceutical Factory	Fellow subsidiary	2004-6-30	2003-12-31	Accounts receivable	223.9	17.6	880.0	673.7	Purchase	–	Production
Guangzhou Guang Hua Pharmaceutical Co., Ltd	Fellow subsidiary	2004-6-30	2003-12-31	Accounts receivable	627.7	433.8	1,913.7	1,719.8	Purchase	–	Production
Guangzhou Wei Cai Factory	Fellow subsidiary	2004-6-30	2003-12-31	Accounts receivable	508.7	329.3	806.2	626.8	Purchase	–	Production
Guangzhou Hua Nan Medical Apparatus Co., Ltd	Fellow subsidiary	2004-6-30	2003-12-31	Other receivables	100.0	100.00	–	–	Current account	–	Daily transactions
Guangzhou Pharmaceutical Economic Development Company	Fellow subsidiary	2004-6-30	2003-12-31	Accounts receivable	–	25.8	–	25.8	Purchase	–	Sales
Po Lian Development Co., Ltd	Fellow subsidiary	2004-6-30	2003-12-31	Other receivables	6,794.5	8,221.6	–	1,427.1	Loan and advances	–	Daily transactions & operation funds
Guangzhou Zhong Fu Medical Co., Ltd	Associated company	2004-6-30	2003-12-31	Accounts receivable	–	187.6	–	187.6	Purchase	–	Production
				Other receivables	1.7	3.4	21.5	23.2	Current account	–	Daily transactions
Guangzhou Baiyunshan Pharmaceutical Factory	Fellow subsidiary	2004-6-30	2003-12-31	Accounts receivable	9,628.8	7,765.6	6,319.9	4,456.7	Purchase	–	Production
Guangzhou Baiyunshan Chinese Medicine Factory	Fellow subsidiary	2004-6-30	2003-12-31	Accounts receivable	1,010.6	851.9	4,890.5	4,731.8	Purchase	–	Production
Guangzhou Baiyunshan External Use Medicine Factory	Fellow subsidiary	2004-6-30	2003-12-31	Accounts receivable	13.8	–	412.9	399.1	Purchase	–	Production
Total				Other receivables	14,423.1	15,551.8	765.3	1,894			
				Accounts receivable	31,907.2	18,612.5	52,426.0	39,131.3			

7. FINANCIAL REPORT

Interim financial report prepared in accordance with PRC Accounting Standards and Systems (page 21 to 32)

Notes to the interim financial report (prepared in accordance with PRC accounting standards and systems)

Condensed interim financial report prepared in accordance with HK SSAP 25 (page 66 to 77)

CONSOLIDATED BALANCE SHEET

As at 30th June 2004

Form 1
(RMB)

	Notes	**30th June 2004**	31st December 2003
ASSETS			
Current assets:			
Cash	VI-1	**861,013,185.38**	816,439,041.14
Short term investments	VI-2	**18,840,000.00**	49,499,310.37
Notes receivable	VI-3	**57,980,003.78**	52,280,755.19
Dividends receivable	VI-4	**4,324,345.00**	6,316,510.00
Interest receivable		**—**	—
Accounts receivable	VI-5	**1,152,103,215.38**	878,361,678.85
Other receivable	VI-6	**180,942,926.43**	130,980,738.37
Advances to suppliers	VI-7	**122,262,456.95**	120,102,331.41
Subsidy receivable	VI-8	**5,359,580.42**	10,325,834.50
Inventories	VI-9	**846,378,572.62**	1,067,439,529.10
Prepaid expenses	VI-10	**84,802,111.80**	91,300,355.06
Long–term debentures investments due within one year		**—**	—
Other current assets		**—**	—
Total current Assets		**3,334,006,397.76**	3,223,046,083.99
Long–term investments			
Long–term equity investments	VI-11	**78,184,066.12**	74,867,192.97
Long–term debentures investments		**—**	—
Total long–term investments		**78,184,066.12**	74,867,192.97
Fixed assets			
Fixed assets–cost	VI-12	**1,678,476,749.05**	1,505,442,749.56
Less: Accumulated depreciation	VI-12	**544,670,868.55**	498,586,610.77
Fixed assets–net amount	VI-12	**1,133,805,880.50**	1,006,856,138.79
Less: Fixed assets impairment provision	VI-12	**25,686,155.64**	25,786,824.47
Fixed assets–net book value	VI-12	**1,108,119,724.86**	981,069,314.32
Construction supplies		**—**	—
Construction in progress	VI-13	**239,011,825.20**	305,928,588.83
Fixed assets pending disposal		**—**	—
Total fixed assets		**1,347,131,550.06**	1,286,997,903.15
Intangible assets & other assets:			
Intangible assets	VI-14	**102,199,284.92**	93,715,205.21
Long–term prepaid expenses	VI-15	**26,473,155.36**	28,413,060.66
Other long–term assets		**—**	—
Total intangible assets & other assets		**128,672,440.28**	122,128,265.87
Deferred taxes			
Deferred tax debits		**—**	—
TOTAL ASSETS		**4,887,994,454.22**	4,707,039,445.98

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the period ended 30th June 2004

Form 2
(RMB)

Item	Notes	**Six months ended 30th June 2004**	Six months ended 30th June 2003
I. Revenues from main operations	VI-32	**3,990,694,132.12**	3,577,432,478.96
Less: Cost of main operations	VI-33	**3,272,266,127.69**	2,860,794,147.40
Tax and levies on main opertiaons	VI-34	**13,694,299.51**	12,620,768.40
II. Profit from main operations		**704,733,704.92**	704,017,563.16
Add: Profit from other operations	VI-35	**18,388,152.28**	19,447,910.34
Less:Selling expenses		**278,658,990.85**	249,893,026.21
General and administrative expenses		**330,447,617.90**	292,237,293.34
Financial expenses	VI-36	**17,684,980.77**	9,745,954.57
III. Operating profit		**96,330,267.68**	171,589,199.38
Add: Income from investments	VI-37	**(777,440.50)**	(123,373.71)
Subsidies income	VI-38	**—**	180,927.28
Non-operating income	VI-39	**4,288,071.32**	664,644.53
Less:Non-operating expenses	VI-40	**8,787,439.95**	9,512,472.20
IV. Total profit		**91,053,458.55**	162,798,925.28
Less:Income tax		**52,938,643.69**	60,757,080.64
Less:Minority interest		**6,306,170.15**	8,428,457.45
V. Net profit		**31,808,644.71**	93,613,387.19

SUPPLEMENTARY INFORMATIOAN

For the period ended 30th June 2004

(RMB)

Item	**Six months ended 30th June 2004**				Six months ended 30th June 2003			
	Return on net assets		**Earning per share**		Return on net assets		Earning per share	
	Fully diluted	**Weighted average**	**Fully diluted**	**Weighted average**	Fully diluted	Weighted average	Fully diluted	Weighted average
Profit from main operations	**29.20%**	**28.82%**	**0.87**	**0.87**	29.53%	29.55%	0.87	0.87
Profit from operations	**3.99%**	**3.94%**	**0.12**	**0.12**	7.20%	7.20%	0.21	0.21
Net profit	**1.32%**	**1.30%**	**0.04**	**0.04**	3.93%	3.93%	0.12	0.12
Net profit after deduction of exceptional items	**1.43%**	**1.41%**	**0.04**	**0.04**	4.16%	4.16%	0.12	0.12

CONSOLIDATED CASH FLOWS STATEMENT
For the period ended 30th June 2004

Form 4
(RMB)

Item	*Notes*	**Six months ended 30th June 2004**	Six months ended 30th June 2003
I. Cash flows from operating activities:			
Cash received from sales of goods or rendering of services		**4,405,975,434.18**	3,890,239,781.74
Refund of tax and levy		**9,196,604.01**	2,182,901.06
Other cash received relating to operating activities	VI-41	**36,225,627.84**	14,351,435.07
Sub-total of cash inflows		**4,451,397,666.03**	3,906,774,117.87
Cash paid for goods or services		**3,483,958,714.37**	3,085,124,866.38
Cash paid to and on behalf of employees		**250,372,211.25**	231,385,890.28
Payments of all types of taxes		**263,953,989.17**	254,807,641.35
Other cash paid in relating to operating activities	VI-42	**328,522,538.66**	317,615,687.20
Sub-total of cash outflows		**4,326,807,453.45**	3,888,934,085.21
Net cash flows from operating activities		**124,590,212.58**	17,840,032.66
II. Cash flows from investing activities:			
Cash received from disposal of investments		**36,152,119.73**	20,000,000.00
Including: cash received from disposal of subsidiaries		**160,435.24**	—
Cash received from returns on investments		**3,643,100.23**	3,576,842.03
Net cash received from disposal of fixed assets, intangible assets and other long— term assets		**354,279.64**	11,351,260.33
Other cash received relating to investing activities		**85,380.68**	3,022,039.32
Sub-total of cash inflows		**40,234,880.28**	37,950,141.68
Cash paid to acquire fixed assets, intangible assets and other long— term assets		**135,159,510.75**	127,412,579.73
Cash paid to acquire investments		**14,539,719.82**	9,675,000.00
Including: cash paid to acquire subsidiaries		**4,539,719.82**	9,675,000.00
Other cash paid in relating to investing activities		**8,000,000.00**	6,763,004.20
Sub-total of cash outflows		**157,699,230.57**	143,850,583.93
Net cash flows from investing activities		**(117,464,350.29)**	(105,900,442.25)
III. Cash flows from financing activities			
Cash received from capital contribution		**—**	—
Cash received from capital contribution by minority shareholders		**2,777,406.37**	7,650,000.00
Cash received from borrowings		**347,850,491.00**	351,750,000.00
Other proceeds relating to financing activities		**168,271,738.39**	1,521,104.65
Sub-total of cash inflows		**518,899,635.76**	360,921,104.65
Cash repayments of amounts borrowed		**321,960,491.00**	329,050,000.00
Cash payments for distribution of dividends, profits or interest expenses		**34,028,686.96**	66,216,758.60
Cash payments for dividends to minority shareholders		**5,998,300.54**	5,354,198.92
Other cash payments relating to financing activities		**119,463,875.31**	—
Sub-total of cash outflows		**481,451,353.81**	400,620,957.52
Net cash flows from financing activities		**37,448,281.95**	(39,699,852.87)
IV. Effect of foreign exchange rate changes on cash		**—**	—
V. Net increase in cash and cash equivalents		**44,574,144.24**	(127,760,262.46)

BALANCE SHEET
As at 30th June 2004

Form 5
(RMB)

	Notes	**30th June 2004**	31st December 2003
ASSETS			
Current assets:			
Cash		**238,206,883.97**	231,542,044.04
Short term investments		**18,840,000.00**	49,499,310.37
Notes receivable		—	—
Dividends receivable		**12,324,345.00**	6,316,510.00
Interest receivable		—	—
Accounts receivable		—	—
Other receivable	VII-1	**381,606,918.84**	319,285,854.82
Advance to suppliers		—	—
Subsidy receivable		—	—
Inventories		—	—
Prepaid expenses		—	—
Long–term debentures investments due within one year		—	—
Other current assets		—	—
Total current Assets		**650,978,147.81**	606,643,719.23
Long–term investments			
Long–term equity investments	VII-2	**1,806,493,175.62**	1,853,732,823.78
Long–term debentures investments		—	—
Total long–term investments		**1,806,493,175.62**	1,853,732,823.78
Fixed assets			
Fixed assets–cost		**37,374,731.52**	37,407,029.02
Less: Accumulated depreciation		**11,844,339.72**	10,215,684.50
Fixed assets–net amount		**25,530,391.80**	27,191,344.52
Less: Fixed assets impairment provision		**7,109,752.25**	7,109,752.25
Fixed assets–net book value		**18,420,639.55**	20,081,592.27
Construction supplies		—	—
Construction in progress		—	—
Fixed assets pending disposal		—	—
Total fixed assets		**18,420,639.55**	20,081,592.27
Intangible assets & other assets:			
Intangible assets		—	—
Long–term prepaid expenses		**1,404,718.56**	1,997,842.14
Other long–term assets		—	—
Total intangible assets & other assets		**1,404,718.56**	1,997,842.14
Deferred taxes			
Deferred tax debits		—	—
TOTAL ASSETS		**2,477,296,681.54**	2,482,455,977.42

PROFIT AND LOSS ACCOUNT

For the period ended 30th June 2004

Form 6
(RMB)

Item	*Notes*	**Six months ended 30th June 2004**	Six months ended 30th June 2003
I. Revenues from main operations		—	—
Less: Cost of main operations		—	—
Tax and levies on main opertiaons		—	—
II. Profit from main operations		—	—
Add: Profit from other operations		**1,794,856.02**	(101,095.92)
Less: Selling expenses		—	—
General and administrative expenses		**8,334,795.43**	9,496,481.49
Financial expenses		**(784,288.06)**	(2,037,278.47)
III. Operating profit		**(5,755,651.35)**	(7,560,298.94)
Add: Income from investments	VII-3	**40,364,992.02**	105,670,008.14
Subsidies income		—	—
Non-operating income		**6,900.00**	—
Less: Non-operating expenses		**96,468.57**	11,132.62
IV. Total profit		**34,519,772.10**	98,098,576.58
Less: Income tax		—	—
V. Net profit		**34,519,772.10**	98,098,576.58

PROFIT APPROPRIATION STATEMENT

For the period ended 30 June 2004

Form 7
(RMB)

Item	**Six months ended 30 June 2004**	Six months ended 30 June 2003
I. Net profit	**34,519,772.10**	98,098,576.58
Add: Retained earnings at beginning of year	**356,049,259.87**	282,714,439.79
Add: Transfer from others	—	—
II. Distributable profit	**390,569,031.97**	380,813,016.37
Less: Transfer to statutory surplus reserves	—	—
Less: Transfer to public welfare fund	—	—
Less: Transfer to staff bonus and welfare fund	—	—
Less: Transfer to reserve fund	—	—
Less: Enterprise expansion fund	—	—
Less: Profit returned to investment	—	—
III. Profit distributable to shareholders	**390,569,031.97**	380,813,016.37
Less: Dividend for preferred shares	—	—
Less: Transfer to discretionary surplus reserves	—	—
Less: Dividend for ordinary shares	**48,654,000.00**	48,654,000.00
Less: Dividend for ordinary shares transfer to share capital	—	—
IV. Retained earnings at end of the period	**341,915,031.97**	332,159,016.37

SUPPLEMENTAL INFORMATION

Item	Six months ended 30th June 2004	Six months ended 30th June 2003
1. Reconciliation of net profit to cash flows from operating activities:		
Net profit	**34,519,772.10**	98,098,576.58
Minority interest		
Add: Provision for assets impairment	—	—
Depreciation of fixed assets	**1,735,807.38**	1,474,981.86
Amortization of intangible assets	—	—
Amortization of long–term prepaid expenses	**593,123.58**	413,065.68
Decrease in prepaid expenses (less: increase)	—	—
Increase in accrued expenses (less: decrease)	**(1,929,200.00)**	(1,941,813.00)
Losses on disposal of fixed assets, intangible assets and other long–term assets (less:gains)	**3,342.70**	—
Losses on scrapping of fixed assets	**40,361.08**	—
Financial expenses	—	—
Losses on investments (less: gains)	**(40,364,992.02)**	(105,670,008.14)
Deferred tax credit (less: debit)	—	—
Decrease in inventories (less: increase)	—	—
Decrease in operating receivables (less: increase)	**(1,930,994.08)**	1,255,349.78
Increase in operating payables (less: decrease)	**(394,646.87)**	1,942,040.93
Others	**35,492.67**	—
Net cash flows from operating activities	**(7,691,933.46)**	(4,427,806.31)
2. Investing and financing activities that do not involve cash receipts or payments:		
conversion of debt into capital	—	—
Convertible bonds due within 1 year	—	—
Fixed assets acquired under finance lease	—	—
3. Net increase in cash and cash equivalents:		
Cash at the end of period	**238,206,883.97**	220,081,921.15
Less: Cash at the beginning of the period	**231,542,044.04**	204,624,119.72
Add: Cash equivalents at the end of the period	—	—
Less: Cash equivalents at the beginning of period	—	—
Net increase in cash and cash equivalents	**6,664,839.93**	15,457,801.43

II. PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND METHOD FOR PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting System

The Group adopts the Accounting Standards for Business Enterprises and the Accounting system for Business Enterprises and the supplementary stipulations.

2. Accounting Period

The Group's accounting year starts on 1st January and ends on 31st December.

3. Bookkeeping Currency

The recording currency of the Group is the Renminbi ("RMB").

4. Basis of accounting and Measurement Bases

The Group follows the accrual basis of accounting. And assets are recorded at historical Cost.

5. Foreign Currency Translation

Foreign currency transactions during the year are translated into RMB at the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into RMB at the exchange rates prevailing at the balance sheet date. Exchange differences arising from these translations are recorded as financial expenses of the current period.

6. Cash Equivalents

Cash equivalents refer to short-term, highly liquid, investments that are readily convertible to cash of known amounts of cash and which are subject to an insignificant risk of changes in value.

7. Provision for Bad Debts

The Group provides provision for bad debts. The Balances will be written off against provision when bad debts recognized.

Bad debts are recognized when:

A. If the debtor becomes bankrupt or dies, the amount remaining after repayment by liquidation property or legacy, will be the bad debts.

B. If the debtor does not make repayment for over three years and there is obvious evidence showing that the receivables can not be recalled, the amount remaining will be bad debts upon the approval of the board of directors.

The Group provides provision for bad debts based on the aging of receivable balances. In addition, the Group provides a special provision for high-risk receivables based on the financial status and solvency of the debtor.

Details of provision method is as follows:

Aging	Provision for bad debts as a percentage of receivables
Within 1 year	1%
1~2 years	10%
2~3 years	30%
3~4 years	50%
4~5 years	80%
Over 5 years	100%

The above receivables include accounts receivable and other receivables. The Group provides provision for other receivables excluded inter-company, unreimbursed balances and other receipts on behalf of others.

11. Long-term debt investments

Long-term debt investments of the Group are stated at investment cost and investment income is accounted for at cost method.

Premiums or discounts are amortized at a straight-line method when recognizing related interest income over the period between the acquisition date and the maturity date of the debenture.

12. Provision for long-term investments

Approved by the board of directors, in the event of a continuing decline in market value or deterioration in operating conditions of the investee enterprise where the decline will not be recovered in the foreseeable future, the Group will make provision for this based on the difference between the recoverable amount and the carrying amount of the investment.

13. Fixed assets and depreciation

Fixed assets include houses and buildings, motor vehicles, machinery and equipment which have useful lives over one year and whose unit costs are greater than RMB2,000. Fixed assets are stated at cost. Depreciation is provided to write off the cost over their useful lives at straight-line method, taking into account the estimated residual value of 0% to 10%. The annual rates of depreciation are as follows:

Fixed assets category	Depreciation life	Depreciation rate
Houses and buildings	15-50 years	1.80%-6.60%
Machinery equipment	4-18 years	5-24.75%
Vehicles	5-10 years	9-19.80%
Electric equipment	5-10 years	9-19.80%
Office equipment	4-8 years	11.25-24.75%
Renovation of fixed assets	5 years	20%
Other equipment	4-15 years	6-24.75%

When depreciation is provided to the assets with provision for impairment, the depreciation rate and amount are recomputed based on the book value of assets (i.e., original cost less accumulated depreciation and provision), and the remaining useful lives; in case the value of fixed assets with provision is recovered, the depreciation rate and amount shall be recomputed at the new book value and the useful lives.

In the event that the fixed assets' recoverable amounts are less than the carrying value due to a continuing decline in market value or obsolesce, damage, long idleness or other economic reasons, the Group will provide provision for the difference.

14. Construction work in progress

(1) Project cost of construction work in progress is determined based on the actual cost, and transferred to fixed assets when the work reaches its expected usable condition.

(2) In the event that the construction work is suspended for a long period and will not restart in the foreseeable future, or is outdated in function or technology, and the economic proceeds which the work will bring are very uncertain, or with other full elements evidencing that value of the construction work is impaired, provision will be provided for the difference between the recoverable amount and the carrying amount of the construction work.

15. Intangible assets and amortization

Intangible assets, which are mainly land use rights and proprietary technologies, are stated at acquisition cost. Amortization is provided to write off the cost averagely over their expected useful lives.

Intangible assets of the Group are measured at the lower of book value and recoverable amount at the end of period. If recoverable amount is lower than book value, provision will be made for the difference.

3) Education surcharge

The education surcharge is calculated and paid based on 3% of total circulating tax. Subsidiaries of the Group which are foreign invested enterprises are exempted from education surcharge in accordance with PRC regulations.

2. Enterprise income tax

The Group accrues and pays enterprise income tax at the rate of 33% in accordance with "Temporary regulation of corporate income tax in the People's Republic of China".

Pursuant to "Enterprise Income Tax Law for Foreign Invested Enterprise in the People's Republic of China", Guangzhou Qixing Pharmaceutical Company Limited, one of the Company's subsidiary, applies the enterprise income tax rate of 24% and local income tax rate of 3%.

IV. SUBSIDIARIES AND JOINT VENTURES

Major subsidiaries in the consolidation scope of the consolidated financial statements

Name of the Company	Stock capital *RMB1'000*	Invested amount of the Group to its subsidiaries *RMB1'000*	% of equity interest	Principal activities
Guangzhou Hanfang Modern Chinese Patent Medicine Research & Development Co., Ltd.	83,280	48,850	58.66	Research & development of medicine and products of health care
Guangzhou Bio-technology Co., Ltd.	70,100	66,500	94.87	Research & development of medicine
Guangzhou Huanye Pharmaceutical Co., Ltd.	6,000	3,580	59.701	Manufacturing chemical material medicine
Guangzhou Xingqun Pharmaceutical Co., Ltd.	77,170	68,670	88.99	Production of Chinese patent medicine
Guangzhou Zhongyi Pharmaceutical Co., Ltd.	166,000	161,050	97.016	Production of Chinese patent medicine
Guangzhou Chenliji Pharmaceutical Factory	94,000	94,000	100	Production of Chinese patent medicine
Guangzhou Qixing Pharmaceutical Factory	82,420	82,420	100	Production of Chinese patent medicine
Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd.	86,230	76,230	88.4	Production of Chinese patent medicine
Guangzhou Pangaoshou Pharmaceutical Co., Ltd.	65,440	57,440	87.77	Production of Chinese patent medicine
Guangzhou Wanglaoji Pharmaceutical Co., Ltd.	106,380	98,380	92.48	Production of Chinese patent medicine
Guangzhou Pharmaceuticals Corporation	222,000	215,330	96.9941	Trading of Western pharmaceutical products and medical apparatus
Guangzhou Chinese Medicine Corporation	69,700	69,700	100	Trading of Chinese patent medicine and Chinese raw medicine
Guangzhou Pharmaceutical Import & Export Corporation	15,000	15,000	100	Import and export of medicine
Guangzhou Pharmaceutical Holdings Limited Yingbang Marketing Co., Ltd.	18,410	3,890	51	Sales of Chinese and western pharmaceutical products
Guangxi Yingkang Pharmaceutical Co., Ltd.	37,340	21,720	51	Production of Chinese patent medicine

During the reporting period, two more subsidiaries were included into the consolidation of the Group. According to the Notice No. (1998) 66 "Answers to Questions concerning Accounting Problems regarding the Implementation of the Accounting Standards and Accounting Standards Applicable to Joint Stock Companies", the acquisition/injection date of Guangxi Ying Kang Pharmaceutical Co., Ltd. and Guangzhou Guangyao Ying Bang Marketing Co., Ltd were determined according to the date when the assets acquired or the actual controlling right in management were transferred to the Company.

Investee and assets acquired or injected	Acquisition/ injection date	% of equity interest held as at 30th June 2004
Guangxi Ying Kang Pharmaceutical Co., Ltd.	2004.4.1	51%
Guangzhou Guangyao Ying Bang Marketing Co., Ltd (formerly known as Guangzhou Pharmaceutical Ying Bang Marketing Co., Ltd.)	2004.2.27	51%

(RMB)

Investee and assets acquired or injected	As at 30th June 2004		As at 30th June 2004		From acquisition/injection date to 30th June 2004	
	Total assets	Include: Current assets	Total liabilities	Include: Current liabilities	Total profit	Net profit
Guangxi Ying Kang Pharmaceutical Co., Ltd.	46,666,375.10	19,832,513.13	5,619,101.15	3,354,674.68	(61,158.08)	(61,158.08)
Guangzhou Guangyao Ying Bang Marketing Co., Ltd (formerly known as Guangzhou Pharmaceutical Ying Bang Marketing Co., Ltd.)	29,388,066.81	28,543,593.43	25,881,197.63	25,881,197.63	862,461.58	615,296.53

3. **Notes receivable**

	30th June 2004	31st December 2003
Bank acceptance bill	**50,130,108.05**	35,611,830.71
Commercial acceptance bill	**7,849,895.73**	16,668,924.48
	57,980,003.78	52,280,755.19

4. Dividend receivable

(1) The balance as at 30th June 2004 represents the annual dividends receivable from Nanhai Nanfang Packaging Co., Ltd. with an amount of 4,324,345.00 for the year 2003.

(2) The balance as at 30th June 2004 is 31.54% less than that of the balance, as at 31st December 2003, caused by the receipt of dividends distributed by Nanhai Nanfang Packaging Co., Ltd. during the reporting period.

5. **Accounts receivable**

(1) Aging analysis of accounts receivable

	30th June 2004			
Aging	**Balance**	**Percentage**	**Bad debt provision**	**Provision Percentage**
Within 1 year	1,116,542,731.23	91.59%	12,478,829.80	1.12%
1-2 years	38,798,037.91	3.18%	4,113,586.08	10.60%
2-3 years	22,665,453.77	1.86%	14,211,689.80	62.70%
3-4 years	8,872,979.04	0.73%	4,602,869.27	51.88%
4-5 years	4,238,479.66	0.35%	3,607,491.28	85.11%
Over 5 years	27,932,963.79	2.29%	27,932,963.79	100.00%
	1,219,050,645.40	100.00%	66,947,430.02	5.49%

	31st December 2003			
Aging	**Balance**	**Percentage**	**Bad debt provision**	**Provision Percentage**
Within 1 year	870,056,908.56	93.16%	8,856,680.31	1.02%
1-2 years	22,879,523.01	2.45%	13,419,533.32	58.65%
2-3 years	8,144,462.74	0.87%	3,185,631.44	39.11%
3-4 years	6,774,493.37	0.73%	4,570,482.67	67.47%
4-5 years	7,191,215.04	0.77%	6,652,596.13	92.51%
Over 5 years	18,862,568.76	2.02%	18,862,568.76	100.00%
	933,909,171.48	100.00%	55,547,492.63	5.95%

From the balance aforementioned, no account is due from shareholders with 5% or more voting shares.

(2) From the balance as at 30th June 2004 aforementioned, RMB88,621,037.32 is owed by the top five customers with largest balance, representing 7.27% of the total balance.

(3) The 30.53% increase of balance as at 30th June 2004 is caused by: the increase of main operating income, expansion of purchase bidding for hospital medicine, and extension of payment period of hospitals.

(4) The current 168 reversals of accounts receivable amounts to 3,172,971.82, none of them are involved in related party transactions.

9. Inventories

Item	30th June 2004	Provision	31st December 2003	Provision
Goods in transit	1,625,078.38	—	3,697,330.09	—
Raw materials	82,803,897.12	298,752.78	80,703,963.41	298,752.78
Work in progress	49,773,271.96	—	62,052,049.41	—
Finished goods	65,041,895.97	111,066.72	80,545,553.20	111,066.72
Low-value Consumables	1,802,319.11	—	1,916,496.77	—
Packing Materials	29,257,556.51	—	32,111,255.96	—
Consigned goods for process	551,005.38	—	600,394.57	—
Goods in stock	639,333,024.56	24,944,343.00	802,786,887.82	449,914.69
Others	1,544,686.13	—	3,885,332.06	—
	871,732,735.12	25,354,162.50	1,068,299,263.29	859,734.19

(1) At the end of period, the Group provided provision for inventory at the shortfall of net realizable value over the cost with an amount of 25,354,162.50 for damaged, long idled inventories and those whose price was lower than cost.

(2) As to the provision for inventory, the increase of 2,849.07% in the balance as at 30th June than the balance as at 31st December is mainly caused by the accrual with an amount of 24.49 million by the subsidiary—Guangzhou Chinese Medicine Corporation according to the conservatism principle.

10. Prepaid expense

Item	31st December 2003	Addition	Amortization	30th June 2004
Insurance premium prepaid	1,816,749.55	491,979.69	1,365,769.26	942,959.98
Road toll	126,433.28	738,768.80	772,673.06	92,529.02
Advertising	6,239,158.00	7,116,134.00	9,829,797.01	3,525,494.99
Deductible input VAT	82,396,108.92	160,883,169.93	167,047,680.07	76,231,598.78
Others	721,905.31	5,332,209.35	2,044,585.63	4,009,529.03
	91,300,355.06	174,562,261.77	181,060,505.03	84,802,111.80

(2) Movement of long-term equity investment in the current period is as follows

Investee	30th June 2004	Current fluctuation under equity methode	Accumulated fluctuation under quity method	Provision	Note
Indonesia Sanyou Industrial Company Limited	1,260,144.45	—	(261,418.37)	1,260,144.45	[1]
Guangzhou Zhongfu Pharmaceutical Company Limited	1,651,386.94	(56,508.97)	1,251,386.94	—	
Shanghai Jiuhe Tang Chinese Medicine Company Limited	615,000.00	—	0.00	—	
Guangzhou Chenliji Xingma Health Care Products Co., Ltd.	208,571.44	(137,637.58)	(755,378.56)	—	
Hangzhou Zhe Da Han Fang Chinese Medicine Information Engineering Co., Ltd.	316,321.86	(30,740.69)	(123,678.14)	—	
Ming Tai Industrial (Thailand) Company Limited	320,843.90	9,094.58	(196,086.43)	—	
Huadong Medicine Co., Ltd.	264,000.00	—	—	—	
Lianjie Computer Technology Company	243,721.51	(6,278.49)	(6,278.49)	—	
Guangzhou Medicine Company Beijing Road Chinese Medicine Bazaar	218,399.05	—	58,399.05	—	
Guangzhou Yongxin Medicine Trading Co., Ltd.	119,700.00	—	—	—	
Golden Eagle Asset Management Co., Ltd.	14,576,600.30	(752,023.10)	(5,423,399.70)	—	
Jihua Medical Appliance Company Limited	2,989,979.68	(182,073.11)	(1,210,020.32)	—	
Guangzhou Jinshen Pharmaceutical Technology Co., Ltd.	765,000.00	—	—	—	
Nanhai Nanfang Packaging Co., Ltd.	30,000,000.00	—	—	—	
Guoyao Group Industrial Co., Ltd.	8,000,000.00	—	—	—	
Guangzhou Huayin Bio-technology Co., Ltd.	1,000,000.00	—	—	—	
Shenzhen Qixing Lanzao Biology Co., Ltd.	583,959.49	(286,963.76)	(3,016,040.51)	522,553.95	[2]
Qixing Mazhong Pharmaceutical Co., Ltd.	362,826.38	—	—	—	
Communication Bank Guangdong Branch	362,750.00	—	—	—	
Everbright Bank	10,725,000.00	—	—	—	
Guangzhou Pangaoshou Natural Health Product Co., Ltd.	1,213,902.10	—	—	—	[3]
Guangzhou Huanye Pharmaceutical Co., Ltd.	843,490.01	—	—	—	[4]
Guangzhou Bio-technology Co., Ltd.	258,715.36	—	—	—	[5]
Guangzhou Pharmaceutical Holdings Limited Yingbang Marketing Co., Ltd.	2,333,544.88	—	—	—	[6]
Guangxi Yingkang Pharmaceutical Co., Ltd.	732,907.17	—	—	—	[7]
	79,966,764.52	(1,443,131.12)	(9,682,514.53)	1,782,698.40	

Provision for impairment:	31st December 2003	Addition	Written off	30th June 2004
Land & building	18,139,824.50	—	—	18,139,824.50
Machinery	7,239,412.42	—	91,621.99	7,147,790.43
Transportation Vehicle	278,067.41	—	9,046.84	269,020.57
Electric equipment	—	—	—	—
Office equipment	129,520.14	—	—	129,520.14
Renovation of fixed assets	—	—	—	—
	25,786,824.47	—	100,668.83	25,686,155.64

(1) During the reporting period, construction in progress transferred to fixed assets amounted to RMB156,368,129.49.

(2) As at 30th June 2004, the Group has mortgaged its fixed assets with net book value of RMB105,440 thousand (Last year: RMB118,400 thousand) for bank loans.

(3) At the end of the period, the Group provided provision of RMB25,686,155.64 for the difference whose recoverable amount is lower than the book value owing to their technology obsolescence, damage or long idleness.

13. Construction in progress

(1) Details of construction in progress are as follows:

Project	Budget	Financing source	% of fund used to budget
Relocation of Guangzhou Xingqun Pharmaceutical Company	243,688,046.72	Working capital and loan from financial organs	78%
Xingqun Manufacture Workshop project at phase 3	16,835,778.76	Working capital	100%
Xingqun Repair Workshop project at phase 2	465,000.00	Working capital	100%
Zhong Yi dust removing project	—	Working capital	—
Zhong Yi relocation of Yunpu workshop	197,030,000.00	Working capital, loan from financial organs and government appropriation	52%
Relocation and expansion of Chenliji factory	126,000,000.00	Working Capital	101%
Chinese medicine absorbing base of Chenliji	—	Working Capital	—
Chenliji product technical alteration	29,100,000.00	Working capital and stock capital	82%
Chenliji product show room	4,000,000.00	Working capital	115%
Chenliji noise renovation project	38,000.00	Working capital	95%
Chenliji cable renovation project	200,000.00	Working capital	60%
Chenliji Chinese medicine museum	4,900,000.00	Working capital	1%
Hanfang Conghua base construction	118,840,000.00	Stock capital and government appropriation	43%
Hanfang equipment installation project	3,786,349.50	Stock capital and government appropriation	165%
Jingxiutang prepayment for equipment	—	Working capital and loan from financial organs	—
Jingxiutang Anbike equipment installed	—	Working capital	—
Jingxiutang filling & packaging production line for suppository	12,821,045.48	Working capital and stock capital	100%
Jingxiutang Zhuifengtouguwan filling & packaging production line	11,339,612.77	Working capital and stock capital	100%
Jingxiutang GMP project	30,300,000.00	Working capital and loan from financial organs	28%
Jingxiutang Wanhuayou GMP project	4,196,978.09	Working capital	97%
Jingxiutang sewage treatment pool	—	Working capital	—
Pangaoshou computer equipment	—	Working capital	—
Pangaoshou GMP project	104,910,000.00	Loan from financial organs and government appropriation	82%
Wanglaoji inter-factory maintenance	1,000,000.00	Working capital	109%
Wanglaoji GMP project for preparation workshop	23,000,000.00	Working capital and loan from financial organs	113%
Alteration of Wanglaoji sewage treatment station	400,000.00	Working capital	140%
Alteration of Wanglaoji boiler project	600,000.00	Working capital	67%
Alteration of Wanglaoji distilling workshop	1,700,000.00	Working capital	136%
Wanglaoji pill workshop	11,000,000.00	Working capital and stock capital	87%
Wanglaoji technology renovation for Jianpilichangpian & Anchuangpian	17,800,000.00	Working capital and loan	56%
Packing machine made by Wanglaoji for "ren dan"	250,000.00	Working capital	4%

(2) Movement of construction in progress in the current period are as follows:

Project	31st December 2003	Addition	Transfer to fixed assets	Other reduction	30th June 2004	Provision
Relocation of Guangzhou Xingqun Pharmaceutical Company	1,727,686.68	1,306,122.87	1,160,041.53	4,359.60	1,869,408.42	—
Xingqun Manufacture Workshop project at phase 3	16,364,402.15	554,314.14	—	—	16,918,716.29	—
Xingqun Repair Workshop project at phase 2	450,446.32	—	—	—	450,446.32	—
Zhong Yi dust removing project	80,000.00	—	—	—	80,000.00	80,000.00
Zhong Yi relocation of Yunpu workshop	74,743,400.45	20,510,795.98	—	—	95,254,196.43	—
Relocation and expansion of Chenliji factory	1,336,275.76	—	251,065.42	1,085,210.34	—	—
Chinese medicine absorbing base of Chenliji	7,692.00	—	—	—	7,692.00	—
Chenliji product technical alteration	13,306,720.51	488,257.40	—	—	13,794,977.91	—
Chenliji product show room	1,923,248.86	2,671,493.19	—	—	4,594,742.05	—
Chenliji noise renovation project	36,100.00	—	—	—	36,100.00	—
Chenliji cable renovation project	—	120,000.00	—	—	120,000.00	—
Chenliji Chinese medicine museum	—	45,029.00	—	—	45,029.00	—
Hanfang Conghua base construction	40,110,014.39	8,994,039.89	—	—	49,104,054.28	—
Hanfang equipment installation project	1,253,927.00	2,467,649.60	935,483.00	—	2,786,093.60	—
Jingxiutang prepayment for equipment	2,119,798.60	1,657,968.78	—	—	3,777,767.38	—
Jingxiutang Anbike equipment installed	50,000.00	—	—	—	50,000.00	—
Jingxiutang filling & packaging production line for suppository	3,952,666.48	63,500.00	—	—	4,016,166.48	—
Jingxiutang Zhuifengtouguwan filling & packaging production line	6,832,257.64	398,833.45	—	—	7,231,091.09	—
Jingxiutang GMP project	1,727,864.16	—	—	—	1,727,864.16	—
Jingxiutang Wanhuayou GMP project	2,955,553.43	55,000.00	—	—	3,010,553.43	—
Jingxiutang sewage treatment pool	558,281.00	—	—	—	558,281.00	—
Pangaoshou computer equipment	—	71,410.00	—	—	71,410.00	—
Pangaoshou GMPproject	65,603,308.09	18,999,925.38	84,524,663.47	78,570.00	—	—
Wanglaoji inter-factory maintenance	394,000.00	100,000.00	—	—	494,000.00	—
Wanglaoji GMP project for preparation workshop	—	3,170,756.89	76,600.00	—	3,094,156.89	—
Alteration of Wanglaoji sewage treatment station	597,102.39	316,200.00	—	—	913,302.39	—
Alteration of Wanglaoji boiler project	101,851.96	331,734.35	—	—	433,586.31	—
Alteration of Wanglaoji distilling workshop	—	450,782.69	—	—	450,782.69	—
Wanglaoji pill workshop	100,000.00	—	—	—	100,000.00	—
Wanglaoji technology renovation for Jianpilichangpian & Anchuangpian	379,435.00	323,000.00	323,000.00	—	379,435.00	—
Packing machine made by Wanglaoji for "ren dan"	—	9,468.26	—	—	9,468.26	—
Logistics in Huangjinwei warehouse of Guangzhou Pharmaceuticals Corporation	42,809,559.61	10,603,737.90	48,273,980.03	5,139,317.48	—	—
Jianmin Yirentiandi	210,940.00	954,282.88	—	—	1,165,222.88	—
Caizhiling store in Jiahong Garden	2,179,473.00	—	—	—	2,179,473.00	—
Caizhilin store in Wanfeng Garden	84,500.00	—	—	—	84,500.00	—
Guangzhou Chinese Medicine Factory GMP project	2,955,874.12	64,261.20	2,859,531.80	152,263.52	8,340.00	—
Guangzhou Medicine Imp. & Exp. Co. ERP project	97,909.45	—	—	97,909.45	—	
Baidi thunder-proof project	26,249.13	—	26,249.13	—	—	—
Baidi GMP project	62,862.00	—	—	—	62,862.00	—
Baidi equipment installation	1,283,400.00	—	—	—	1,283,400.00	—
Baidi equipment installation	61,681.00	205,791.00	84,083.00	—	183,389.00	—
Huanye office building in development zone	246,936.00	—	—	—	246,936.00	—
Huanye solid preparation workshop project in development zone	2,340,041.06	75,000.00	—	—	2,415,041.06	—
Huanye operating desks for testing in development zone	64,675.58	61,653.93	—	—	126,329.51	—
Huanye raw materials workshop project in development zone	—	500,000.00	—	—	500,000.00	—
Yingbang warehouse	—	485,411.24	—	—	485,411.24	—
Yingkang building for GMP preparation and office	—	9,845,777.81	—	—	9,845,777.81	—
Yingkang GMP equipment purchase & installation and technological renovation of workshops	—	8,377,911.87	—	—	8,377,911.87	—
Qixing Xinchuangju office building	16,872,455.01	980,977.10	17,853,432.11	—	—	—
Tianbao purge renovation project for confection workshop	—	250,000.00	—	—	250,000.00	—
Tianbao cable renovation project for preparation workshop	—	400,000.00	—	—	400,000.00	—
	306,008,588.83	95,911,086.80	156,368,129.49	6,459,720.94	239,091,825.20	80,000.00

(3) At the end of the period the Group made provision for impairment for Zhong Yi dust removing project in a full amount of 80,000 because the project has been suspended for a long time and may not be resumed in the foreseeable future.

(4) Capitalized interest expenses included in the construction in progress are as follows:

Project	31st December 2003	Addition	Transferred to fixed asset	Other reduction	30th June 2004
Guangzhou Chinese Medicine Factory GMP project	62,540.00	—	—	—	62,540.00
Yingkang building for GMP preparation and office	—	36,049.00	—	—	36,049.00
	62,540.00	36,049.00	—	—	98,589.00

(2) Movement of Intangible Assets in the current period are as below:

Project	31st December 2003	Addition	Current amortization	Accumulated amortization	30th June 2004	Provision
Land use right of Nanzhou Road factory	3,786,878.29	—	44,188.83	558,356.54	3,742,689.46	
Land use right of Renmin Road factory	2,310,756.19	—	27,414.31	403,260.12	2,283,341.88	
Land use right of No.34 of Guanlv Road	34,641.01	—	445.09	6,678.03	34,195.92	
Land use right of No. 32 of Duobao Road Changhua New Street and Shiguili No. 3	1,201,796.00	—	34,332.00	298,358.00	1,167,464.00	
Land use right of No. 77 of Shanmulan	171,005.98	—	1,992.00	30,186.02	169,013.98	
Land use right of Conggui Road	210,743.29	—	2,454.76	37,188.47	208,288.53	
Land use right of No.19-29 of Ningxiheng Street	1,374,074.73	—	17,547.26	261,539.91	1,356,527.47	—
Land use right of No. 194 of Beijing Road	2,103,897.15	—	23,625.81	282,309.74	2,080,271.34	—
Land use right of No. 1688 of Southern Guangzhou Avenue	23,585,391.88	—	270,061.74	3,690,843.78	23,315,330.14	—
Land use right of No. 1688 of Southern Guangzhou Avenue at the gate	262,261.47	—	3,091.75	66,648.30	259,169.72	—
Land use right of Songgang Factory	1,775,391.73	—	22,192.38	18,664,770.65	1,753,199.35	—
Land use right of Nanhai Huangqi	3,229,630.94	—	41,317.26	901,686.32	3,188,313.68	—
Land use right of Panyu Dongsha Development Distric	13,732,928.00	—	159,470.19	2,373,561.19	13,573,457.81	—
Land use right of Guangzhou Baiyun District Jiangcun factory	3,083,094.45	—	35,437.86	415,435.41	3,047,656.59	—
Land use right of Shi Er Pu New Street	3,185,007.75	—	47,419.58	371,452.83	3,137,588.17	—
Land use right of Beijing Road No. 328	1,100,048.36	—	16,337.34	223,276.98	1,083,711.02	—
Land use right of He Ping West Road No. 136-138	1,393,929.92	—	20,753.28	162,567.36	1,373,176.64	—
Land use right of Huang Jin Wei	954,580.71	—	14,212.14	111,328.43	940,368.57	—
Land use right of No.103 of Da Tong Road	14,792,137.76	—	247,636.12	3,384,361.36	14,544,501.64	—
Land use right of A area of Xin Zhou Warehouse	916,860.56	—	10,967.04	190,810.48	905,893.52	—
Land use right of B area of Xin Zhou Warehouse	2,265,011.14	—	21,241.80	432,371.66	2,243,769.34	480,700.24
Land use right of Sai Ba Kou Warehouse	336,511.16	—	4,025.16	70,032.00	332,486.00	—
Land use right of Chang An Warehouse	94,341.05	—	1,274.16	21,608.11	93,066.89	—
Land use right of Jiu Fo Warehouse	52,500.57	—	814.20	13,449.63	51,686.37	—
Land use right of No.85 of Shang Jiu Road	2,576,542.99	—	79,038.46	698,288.80	2,497,504.53	—
Land use right of No.26 of Hong Chang Street	258,366.73	—	3,090.48	53,769.75	255,276.25	—
Land use right of No.20 of Bao Hua Bei Road	131,857.06	—	2,044.86	33,778.80	129,812.20	—
Land use right of No.44 of Bing Jiang Xi Road	474,988.64	—	6,415.14	108,792.50	468,573.50	—
Land use right of No.54 of Xi Hua Road	19,171.60	—	215.40	2,584.80	18,956.20	—
Land use right of No.69 of Hong De Road	56,075.41	—	623.04	3,115.27	55,452.37	—
Land use right of No.265 of Da Xin Road	283,931.58	—	4,126.92	50,348.34	279,804.66	—
Land use right of No.22 of Guang Zhi Road	93,813.05	—	1,363.00	16,581.95	92,450.05	—
Land use right of No.1 of Sha Yuan 3rd Street	31,938.92	—	463.95	5,645.03	31,474.97	—
Land use right of No.29 of Tong Fu Zhong Lu Long Dao Tong Jin	23,269.57	—	338.03	4,113.46	22,931.54	—
Land use right of No.12 of Fangcun Sai Ba Road	1,533,531.43	—	17,645.22	248,636.69	1,515,886.21	—
Land use right of No.33 of Xin Gang Zhong Road Chi Gang North Street	1,579,759.20	—	17,552.88	193,081.68	1,562,206.32	—
Land use right of No. 5 of Panyu Dongsheng Factory	2,267,419.10	—	30,390.60	841,069.41	2,237,028.50	—
Malotilate emulsion technology	1,462,500.00	—	75,000.00	112,500.00	1,387,500.00	—
Famciclovir soft capsule technology	456,000.00	—	24,000.00	48,000.00	432,000.00	—
New medicine technology transfer fee	949,996.00	—	50,004.00	100,008.00	899,992.00	—
Hubei Ankang sales network and trademark use right	—	1,200,000.00	30,000.00	30,000.00	1,170,000.00	—
Software of logistics project in Huangjinwei warehouse of Guangzhou Pharmaceuticals Corporation	—	5,005,079.55	83,417.99	83,417.99	4,921,661.56	—
Trademarks of Yingkang series	—	3,807,722.31	—	—	3,807,722.31	—
Langcheng financial software	528,775.30	—	34,740.12	1,155,711.73	494,035.18	485,451.22
	94,681,356.67	10,012,801.86	1,528,722.15	36,761,525.52	103,165,436.38	966,151.46

The Group provided provision for impairment of intangible assets at the shortfall of the collectable cash over the carrying amount.

18. Accounts payable

Of the balance as at 30th June 2004, no account is due to shareholders with 5% or more shareholding.

19. Advances from customers

Within the balance as at 30th June 2004 of this account, no advance is from shareholders with 5% or more shareholding.

20. Dividend payable

Name of shareholder	30th June 2004	Note
State shares	**30,780,000.00**	Paid in July 2004
Domestic public shares	**4,680,402.71**	Paid in July 2004
	35,460,402.71	

The balance as at 30th June 2004 was increased by 317133.03% than the balance as at 31st December 2003, representing the unpaid declared dividends of the year 2003 to the domestic shares during the reporting period, the said dividends had been paid in July 2004.

21. Taxes payable

	30th June 2004	31st December 2003
Business tax	**309,602.45**	912,882.34
Value added tax	**6,656,821.07**	(27,869,188.13)
City construction tax	**1,129,488.63**	948,807.24
Enterprise income tax	**19,756,662.81**	44,824,745.71
Property tax	**323,898.16**	273,815.82
Withholding tax	**196,987.54**	2,318,100.42
Others	**151,382.13**	196,227.07
	28,524,842.79	21,605,390.47

22. Other levies payable

	Note	30th June 2004	31st December 2003
Education surcharge	(1)	**491,735.89**	410,733.97
Urban dyke protection expense	(2)	**2,424,790.37**	2,216,500.01
Others		**65,479.31**	24,361.13
		2,982,005.57	2,651,595.11

(1) Paid at 3% of the payable amount of VAT, business tax and consumption tax.

(2) Urban dyke protection expense is paid at 0.05% of taxable revenue (VAT, Business tax, consumption tax and resources tax) for commodities circulating wholesale enterprise, 0.09% for foreign-invested enterprises and 0.13% for the others.

26. Long-term loan

Lender	Period	Interest rate per annum	30th June 2004	Condition
ICBC Guangzhou No. 1 Branch	2003.07.22—2005.07.21	4.94%	20,000,000.00	Credit
ICBC Guangzhou No. 1 Branch	2004.01.19-2006.01.18	4.94%	20,000,000.00	Credit
ICBC Guangzhou Shisanhang Branch	2003.01.06-2006.01.02	5.49%	59,500,000.00	Mortgage
China ConstructionBank Liwan Branch	2002.12.02-2005.12.02	5.44%	27,680,000.00	Guaranty
			127,180,000.00	

27. Payables due after one year

Creditor	Content	30th June 2004	31st December 2003
Guangzhou Finance Bureau	State dividends	**2,733,854.00**	2,732,919.49
Guangxi Finance Bureau	State dividends	**2,264,426.47**	—
Others		**26,187.74**	883,863.68
		5,024,468.21	3,616,783.17

28. Government grants payable

Content	30th June 2004	31st December 2003
Government appropriation as science and technology fund	**29,695,078.99**	28,402,491.94
Interest subsidies of government	**11,386,230.79**	16,926,405.54
Special fund for development of technology export	**1,567,019.07**	925,000.00
GMP relocation project-draining project	**640,000.00**	640,000.00
	43,288,328.85	46,893,897.48

29. Share Capital

	31st December 2003	Addition	Reduction	30th June 2004
Shares owned by the State	513,000,000.00	—	—	**513,000,000.00**
Domestic public shares	78,000,000.00	—	—	**78,000,000.00**
Overseas public shares	219,900,000.00	—	—	**219,900,000.00**
	810,900,000.00	—	—	**810,900,000.00**

30. Capital Surplus

	31st December 2003	Addition	Reduction	30th June 2004
Share premium	916,129,772.47	—	—	**916,129,772.47**
Provision for donation in the form of non-cash	1,773,107.29	—	—	**1,773,107.29**
Donation in the form of cash	219,652.84	—	—	**219,652.84**
Transfer from appropriation	14,459,816.32	—	—	**14,459,816.32**
Other capital surplus	186,615,960.40	1,066,935.10	—	**187,682,895.50**
Exchange gain on foreign currency capital	373,893.09	—	—	**373,893.09**
	1,119,572,202.41	1,066,935.10	—	**1,120,639,137.51**

The current increase of capital surplus resulted from transfer of government appropriation of the subsidiary — Guangzhou Pharmaceuticals Corporation.

35. **Profit from other operations**

	Six months ended 30th June 2004	Six months ended 30th June 2003
Income from other operations		
Rental	**15,931,695.49**	16,487,004.54
Sales of raw material	**1,209,729.70**	491,483.77
Consultancy income	**2,677,270.40**	1,772,101.10
Storage and meeting income	**178,525.60**	2,280,906.04
Products promotion income	**673,028.75**	—
Income from managing member store	**86,000.00**	—
Trademark income	**55,950.00**	80,374.71
Others	**1,628,858.37**	1,449,083.06
	22,441,058.31	22,560,953.22
Cost of other operations		
Rental	**2,158,176.22**	2,072,668.39
Sales of raw material	**724,883.15**	145,172.00
Tax payable and sur-tax	**353,083.58**	397,116.88
Housing service fee	**74,606.56**	101,992.74
Others	**742,156.52**	396,092.87
	4,052,906.03	3,113,042.88
Profit from other operations	**18,388,152.28**	19,447,910.34

36. **Financial expenses**

	Six months ended 30th June 2004	Six months ended 30th June 2003
Interest expense	**20,652,106.09**	17,712,685.44
Interest income	**(4,089,867.83)**	(8,929,974.78)
Exchange loss	**34,849.88**	—
Financial institution charges	**1,081,742.63**	963,079.87
Others	**6,150.00**	164.04
	17,684,980.77	9,745,954.57

The current financial expense was increased by 81.46%, because:

(1) The closing balance of long-term loans is increased by 20% than the beginning balance, leading to increase in interest expense;

(2) Subsidiaries of the Group sold 200 million of accounts receivable to the bank, adding the interest expense of discount.

37. **Investment income**

	Six months ended 30th June 2004	Six months ended 30th June 2003
1. Short-term investment		
Stock investment	**1,157,131.60**	566,156.16
Debt investment	**(1,181,716.07)**	850,220.62
2. Other equity investment		
Cost method	**391,450.95**	280,536.31
Equity method	**(1,144,307,00)**	(1,820,286.80)
	(777,440.50)	(123,373.71)

VII. NOTES TO THE ACCOUNTS OF THE PARENT COMPANY (AMOUNTS ARE IN RMB UNLESS OTHERWISE STATED)

1. Other receivables

		30th June 2004		
Aging	Balance	Proportion to the total	Bad debts provision	Accrual proportion
Within 1 year	119,721,375.14	31.33%	—	—
1~2 years	55,754,549.35	14.59%	—	—
2~3 years	69,954,760.22	18.31%	—	—
3~4 years	68,210,378.37	17.85%	—	—
4~5 years	29,065,855.76	7.61%	—	—
Over 5 years	39,402,043.54	10.31%	502,043.54	1.27%
	382,108,962.38	100.00%	502,043.54	0.13%

		31st December 2003		
Aging	Balance	Proportion to the total	Bad debts provision	Accrual proportion
Within 1 year	129,998,940.69	40.65%	—	—
1~2 years	24,461,984.40	7.65%	—	—
2~3 years	82,625,413.97	25.84%	—	—
3~4 years	22,298,715.76	6.97%	—	—
4~5 years	59,900,000.00	18.73%	—	—
Over 5 years	502,843.54	0.16%	502,043.54	99.84%
	319,787,898.36	100.00%	502,043.54	0.16%

The above other receivables included 6,087,542.19 due from the Holding.

2. Long-term equity investments

Name of investee	Holding percentage	Cost	Equity pickup during current period	Accumulated equity pickup	30th June 2004
Guangzhou Xingqun Pharmaceutical Co., Ltd.	88.99%	125,322,318.71	(11,351,575.71)	43,833,299.69	169,155,618.40
Guangzhou Zhongyi Pharmaceutical Co., Ltd.	90.36%	156,209,321.79	(3,681,092.11)	140,724,213.10	296,933,534.89
Guangzhou Chenliji Pharmaceutical Factory	100.00%	98,465,344.60	(3,272,995.11)	87,806,909.20	186,272,253.80
Guangzhou Hanfang Modern Chinese Patent medicine Research & Development Co., Ltd.	54.04%	45,000,000.00	(68,543.51)	(6,589,110.66)	38,410,889.34
Guangzhou Qixing Pharmaceutical Factory	100.00%	126,775,482.62	(158,524.28)	36,254,261.87	163,029,744.49
Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd.	88.40%	101,489,814.94	1,778,737.37	(10,898,306.36)	90,591,508.58
Guangzhou Pangaoshou Pharmaceutical Co., Ltd.	87.77%	144,298,132.51	(2,916,353.19)	8,566,875.17	152,865,007.68
Guangzhou Wanglaoji Pharmaceutical Co., Ltd.	92.48%	102,035,124.44	(3,234,813.68)	25,472,250.15	127,507,374.59
Guangzhou Pharmaceuticals Corporation	90.09%	230,189,155.53	(306,254.19)	121,862,828.47	352,051,984.00
Guangzhou Chinese Medicine Corporation	100.00%	69,051,978.34	(47,356,179.77)	(24,177,019.13)	44,874,959.21
Guangzhou Pharmaceutical Import & Export Corporation	100.00%	17,957,328.73	512,907.33	2,376,757.07	20,334,085.80
Guangzhou Bio-Technology Co., Ltd.	94.86%	66,500,000.00	(3,292,395.30)	(10,135,900.62)	56,331,459.36
Guangzhou Huanye Pharmaceutical Co., Ltd.	59.70%	15,331,246.76	26,649.97	7,480.75	15,289,110.45
Guangzhou Pharmaceutical Holdings Limited Yingbang Marketing Co., Ltd.	51.00%	3,888,713.99	313,801.23	313,801.23	4,122,048.16
Guangxi Yingkang Pharmaceutical Co., Ltd.	51.00%	21,717,000.00	(31,190.62)	(31,190.62)	21,667,016.89
Golden Eagle Asset Management Co.,Ltd.	20.00%	20,000,000.00	(752,023.10)	(5,423,399.70)	14,576,600.30
Jihua Medical Apparatus Company Limited	24.00%	4,200,000.00	(182,073.11)	(1,210,020.32)	2,989,979.68
Guangzhou Jinshen Pharmaceutical Technology Co., Ltd.	38.00%	765,000.00	—	—	765,000.00
Nanhai Nanfang Packaging Co., Ltd.	21.42%	30,000,000.00	—	—	30,000,000.00
Guoyao Group Industrial Co., Ltd.	10.00%	8,000,000.00	—	—	8,000,000.00
Everbright Bank	0.30%	10,725,000.00	—	—	10,725,000.00
			(73,971,917.78)	408,753,729.29	1,806,493,175.62

(2) Registered capital (paid-in capital) of related parties with control relationship and its change

Name	31st December 2003 *RMB'000*	Addition *RMB'000*	Decrease *RMB'000*	30th June 2004 *RMB'000*
Guangzhou Pharmaceutical Holdings Company Limited	1,007,700	—	—	1,007,700
Guangzhou Xingqun Pharmaceutical Co., Ltd.	77,170	—	—	77,170
Guangzhou Zhongyi Pharmaceutical Co., Ltd.	166,000	—	—	166,000
Guangzhou Chenliji Pharmaceutical Factory	94,000	—	—	94,000
Guangzhou Qixing Pharmaceutical Factory	82,420	—	—	82,420
Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd.	86,230	—	—	86,230
Guangzhou Pangaoshou Pharmaceutical Co., Ltd.	64,440	—	—	64,440
Guangzhou Wanglaoji Pharmaceutical Co., Ltd.	106,380	—	—	106,380
Guangzhou Pharmaceuticals Corporation	222,000	—	—	222,000
Guangzhou Chinese Medicine Corporation	69,700	—	—	69,700
Guangzhou Pharmaceutical Import & Export Corporation	15,000	—	—	15,000
Guangzhou Huanye Pharmaceutical Co., Ltd.	6,000	—	—	6,000
Guangzhou Hanfang Modern Chinese Patent medicine Research & Development Co., Ltd.	83,280	—	—	83,280
Guangzhou Bio-Technology Co., Ltd.	70,100	—	—	70,100
Guangzhou Pharmaceutical Holdings Limited Yingbang Marketing Co., Ltd.	18,410	—	—	18,410
Guangxi Yingkang Pharmaceutical Co., Ltd.	11,250	26,090	—	37,340

(3) Shareholding or equity interest held by related parties with control relationship and its change

Name	31st December 2003 Amount *RMB'000*	31st December 2003 %	Addition Amount *RMB'000*	Addition %	Decrease Amount *RMB'000*	Decrease %	30th June 2004 Amount *RMB'000*	30th June 2004 %
Guangzhou Pharmaceutical Holdings Company Limited	513,000	63.26	—	—	—	—	513,000	63.26
Guangzhou Xingqun Pharmaceutical Co., Ltd.	68,670	88.99	—	—	—	—	68,670	88.99
Guangzhou Zhongyi Pharmaceutical Co., Ltd.	150,000	90.36	—	—	—	—	150,000	90.36
Guangzhou Chenliji Pharmaceutical Factory	94,000	100	—	—	—	—	94,000	100
Guangzhou Qixing Pharmaceutical Factory	82,420	100	—	—	—	—	82,420	100
Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd.	76,230	88.40	—	—	—	—	76,230	88.40
Guangzhou Pangaoshou Pharmaceutical Co., Ltd.	57,440	87.78	—	—	—	—	57,440	87.78
Guangzhou Wanglaoji Pharmaceutical Co., Ltd.	98,380	92.48	—	—	—	—	98,380	92.48
Guangzhou Pharmaceuticals Corporation	200,000	90.09	—	—	—	—	200,000	90.09
Guangzhou Chinese Medicine Corporation	69,700	100	—	—	—	—	69,700	100
Guangzhou Pharmaceutical Import & Export Corporation	15,000	100	—	—	—	—	15,000	100
Guangzhou Huanye Pharmaceutical Co., Ltd.	3,580	59.70	—	—	—	—	3,580	59.70
Guangzhou Hanfang Modern Chinese Patent medicine Research & Development Co., Ltd.	45,000	54.04	—	—	—	—	45,000	54.04
Guangzhou Bio-Technology Co., Ltd.	66,500	94.87	—	—	—	—	66,500	94.87
Guangzhou Pharmaceutical Holdings Limited Yingbang Marketing Co., Ltd.	—	—	3,890	51	—	—	3,890	51
Guangxi Yingkang Pharmaceutical Co., Ltd.	—	—	21,720	51	—	—	21,720	51

3. Sales of goods

Company name	**Six months ended 30th June 2004** *RMB'000*	Six months ended 30th June 2003 *RMB'000*
Guangzhou Qiaoguang Pharmaceutical Factory	**20,674**	16,114
Guangzhou Mingxing Pharmaceutical Factory	**393**	14
Guangzhou Tianxin Pharmaceutical Company Limited	**8,659**	7,584
Guangzhou Hejigong Pharmaceutical Factory	**732**	963
Guangzhou Guanghua Pharmaceutical Company Limited	**1,567**	64
Guangzhou Sanitation Production Factory	**692**	690
Gunagzhou South-China Medical Appliance Co., Ltd.	**—**	1
Guangzhou Pharmaceutical Goods and Supply Company	**13**	—
Guangzhou Pharmaceutical Economic Development Company	**—**	99
Guangzhou Zhongfu Medical Company Limited	**—**	1,007
Guangzhou Medical Industry Research Center	**—**	24
Guangzhou Baiyunshan Pharmaceutical Factory	**5,196**	13,347
Guangzhou Baiyunshan Chinese Medicine Factory	**514**	720
Guangzhou Baiyunshan External Use Medicine Factory	**344**	—
	38,784	40,626

The above sales are all based on the price approved by government authority or using the method in accordance with the regulations set by government authority.

4. Receivables and payables

	Six months ended 30th June 2004 *RMB'000*	Six months ended 30th June 2003 *RMB'000*
Accounts receivable:		
Guangzhou Qiaoguang Pharmaceutical Factory	**15,780**	5,572
Guangzhou Mingxing Pharmaceutical Factory	**284**	288
Guangzhou Tianxin Pharmaceutical Company Limited	**3,829**	3,140
Guangzhou Hejigong Pharmaceutical Factory	**224**	18
Guangzhou Guanghua Pharmaceutical Company Limited	**628**	434
Guangzhou Sanitation Production Factory	**509**	329
Guangzhou Pharmaceutical Economic Development Company	**—**	26
Guangzhou Zhongfu Medical Company Limited	**—**	188
Guangzhou Baiyunshan Pharmaceutical Factory	**9,629**	7,766
Guangzhou Baiyunshan Chinese Medicine Factory	**1,011**	852
Guangzhou Baiyunshan External Use Medicine Factory	**14**	—
Accounts payable:		
Guangzhou Qiaoguang Pharmaceutical Factory	**1,443**	987
Guangzhou Mingxing Pharmaceutical Factory	**1,377**	487
Guangzhou Tianxi Pharmaceutical Company Limited	**558**	438
Guangzhou Hejigong Pharmaceutical Factory	**106**	106
Guangzhou Guanghua Pharmaceutical Company Limited	**1,226**	782
Guangzhou Sanitation Production Factory	**422**	962
Gunagzhou South-China Medical Appliance Co., Ltd.	**—**	23
Guangzhou Pharmaceutical Goods and Supply Company	**470**	22
Guangzhou Pharmaceutical Economic Development Company	**—**	17
Baolian Development Company Limited	**5,833**	361
Guangzhou Zhongfu Medical Company Limited	**67**	—
Guangzhou Medical Industry Research Center	**—**	18
Guangzhou Baiyunshan Pharmaceutical Factory	**90**	47
Guangzhou Baiyunshan Chinese Medicine Factory	**159**	297

8. Prepaid rental

Pursuant to the Premises Agreement entered into by the Company and the Holding on 28th August 1998, the Holding agreed to grant the Company the right to use certain units of the new office building it had built. The rental payable by the Company will be determined by reference to a 38% discount on the market rental rate at the time the formal tenancy agreement is signed. As the Holding requires funds for constructing the new office building, the Company made an advance payment of RMB6,000 thousand to the Holding during the year. The advance payment shall be used by the Holding exclusively for the construction of the new office building and shall offset the rental for the premises payable to the Holding by the Company. The rental period shall be the longer of not less than 10 years or until the prepaid rental is fully offset. By 30th June, 2004, the balance of prepaid rental is RMB5,172 thousand.

9. The Company signed Property Trading Contract with the Holding on 6th February 2004, in which the Holding transferred 51% of shares of Guangzhou Pharmaceutical Holdings Limited Yingbang Marketing Co., Ltd. to the Company. On 27th February 2004 the Company paid 3,888,713.99 for the stock transfer on a lump sum basis to the Holding, thus obtained 51% shares of Guangzhou Pharmaceutical Holdings Limited Yingbang Marketing Co., Ltd..

X. CONTINGENT EVENTS

Up to 30th June 2004, there are no material contingent events in the Group.

XI. COMMITMENTS

Up to 30th June 2004, material commitments of the Group are as follows:

	30th June 2004	**31st December 2003**
	RMB'000	*RMB'000*
Contracted but not provided for construction in progress and machinery and equipment	**226,711**	231,001
Commitment approved but without contract signed	**143,237**	135,692

XII. NON-ADJUSTING EVENTS OCCURRING AFTER THE BALANCE SHEET DATE

Up to the report date, there are no material non-adjusting events occurring after the balance sheet date in the Group.

XIII. DEBT RESTRUCTURING EVENTS

Up to 30th June 2004, there are no debt restructuring events in the Group.

XIV. NON-MONETARY TRANSACTIONS

Up to 30th June 2004, there are no material non-monetary transactions in the Group.

	Note	For the six months ended 30th June 2004 (Unaudited) *RMB'000*	For the six months ended 30th June 2003 (Unaudited) *RMB'000*
Net profit under PRC Accounting Standards and Systems:		**31,809**	93,613
Amortisation of intangible asset capitalised	1	**(5,223)**	(5,223)
Additional depreciation on revalued fixed assets	2	**(988)**	(988)
Research and development cost overcharged		**—**	3,062
Government subsidies recognised as revenue	3	**1,100**	—
Provision for employee benefits	4	**2,738**	999
Deferred taxation credit / (charge)	5	**7,449**	(1,426)
Reversal of bad debts provision		**—**	1,042
Difference in minority interests	6	**(2,809)**	23
Profit attributable to shareholders under HK GAAP		**34,076**	91,102

Explanation for difference

1) This is an amortisation of staff quarter reform costs incurred by the Group prior to 2000 in relation to purchases of staff quarters by its employees. Under HK GAAP, such cost are recognised as an asset and are subject to amortisation on a straight line basis over a period of not more than 10 years to reflect the estimated remaining average service life of its employees in which the related economic benefits are recognized. Under PRC accounting standards and systems, the staff quarter reform costs are written off against retained earnings when it incurred.

2) The Group's fixed assets were revalued by the international valuers in 1997 for the purpose of listing of the Company's H shares. Although the revaluation has been taken into the accounts of the Group prepared under HK GAAP, this is not acceptable to the accounts prepared under PRC Accounting Standards and Systems. Accordingly, the depreciation charge under HK GAAP is higher than that calculated under PRC Accounting Standards and Systems as the depreciation charge under HK GAAP is based on the revalued amount of fixed assets.

3) Government subsidies are recognised as capital reserve in the accounts prepared in accordance with PRC Accounting Standards and Systems. Under HK GAAP, government subsidies are recognized as other income in the profit and loss account and are transferred from profit after taxation to capital reserve.

4) On 1st December 2001, the Group has participate in a medical insurance scheme set up and managed by the Guangzhou People's Municipal Government as required by the Provisional Rules of Medical Insurance issues by the Guangzhou People's Municipal Government. Medical insurance relating to contributions accrued for the past service rendered by the retired and retiring employees are recognized as expenses in prior years under HK GAAP. However, in the accounts prepared under PRC Accounting Standards and Systems, medical insurance for the past service is recognised as expenses on cash basis. Cash basis is not acceptable to HK GAAP.

5) The Group has not made provision for deferred tax in the accounts prepared in accordance with PRC Accounting Standards and Systems. Under HK GAAP, deferred tax is accounted for using the balance sheet liability method on all taxable temporary differences for deferred tax liability, and to recognise deferred tax assets to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized.

6) This is resulted from the above difference in the accounts prepared under PRC Accounting Standards and Systems and HK GAAP.

CONDENSED CONSOLIDATED BALANCE SHEET

AS AT 30TH JUNE 2004 AND 31ST DECEMBER 2003

	Note	Unaudited 30th June 2004 *RMB'000*	Audited 31st December 2003 *RMB'000*
Non-current assets			
Intangible assets	7	**61,045**	61,483
Fixed assets and construction in progress	7	**1,599,149**	1,537,846
Interests in associated companies		**6,342**	5,292
Investment securities		**68,714**	68,873
Deferred tax assets	14	**63,657**	56,533
		1,798,907	1,730,027
Current assets			
Inventories		**846,593**	1,067,900
Trade and other receivables	8	**1,610,099**	1,289,775
Trading securities		**18,840**	49,500
Bank balances and cash		**861,061**	816,889
		3,336,593	3,224,064
Current liabilities			
Trade and other payables	9	**1,438,111**	1,271,128
Taxation payable		**19,757**	44,825
Current portion of long-term liabilities	10	**20,000**	30,000
Short-term bank loans	11	**689,120**	664,230
		2,166,988	2,010,183
Net current assets		**1,169,605**	1,213,881
Total assets less current liabilities		**2,968,512**	2,943,908
Financed by:			
Share capital	12	**810,900**	810,900
Reserves		**1,725,939**	1,740,517
Shareholders' funds		**2,536,839**	2,551,417
Minority interests		**210,838**	182,627
Non-current liabilities			
Long-term liabilities	10	**127,180**	107,180
Employee benefits	13	**50,155**	58,858
Deferred tax liabilities	14	**43,500**	43,826
		2,968,512	2,943,908

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE SIX MONTHS ENDED 30TH JUNE 2004

	Unaudited Six months ended 30th June	
	2004	2003
	RMB'000	*RMB'000*
Net cash inflow from operating activities	**126,797**	44,982
Net cash used in investing activities	**(117,296)**	(174,323)
Net cash inflow from financing activities	**34,671**	22,700
Increase/(Decrease) in cash and cash equivalents	**44,172**	(106,641)
Cash and cash equivalents at 1st January	**816,889**	998,784
Cash and cash equivalents at 30th June	**861,061**	892,143
Analysis of balances of cash and cash equivalents:		
Bank balances and cash	**861,061**	892,143

	Six months ended 30th June 2003					
	Manufacturing *RMB'000*	Wholesale *RMB'000*	Retail *RMB'000*	Import and export *RMB'000*	Elimination *RMB'000*	Group *RMB'000*
Turnover						
External	970,509	2,315,062	190,793	101,068	—	3,577,432
Internal	27,122	109,939	4,140	—	(141,201)	—
Total	997,631	2,425,001	194,933	101,068	(141,201)	3,577,432
Segment results	143,929	45,386	6,175	1,693	(13,113)	184,070
Unallocated costs						(6,665)
Operating profit						177,405
Finance costs						(15,607)
Share of profits less losses of						
Jointly controlled entities	(225)					(225)
Associated companies	161					161
Profit before taxation						161,734
Taxation						(62,227)
Minority interests						(8,405)
Profit attributable to shareholders						91,102

3 Operating profit

Operating profit is stated after charging the following:

	Six months ended 30th June	
	2004 ***RMB'000***	2003 *RMB'000*
Depreciation and amortisation of fixed assets	**57,772**	48,172
Amortisation of intangible assets	**5,446**	5,223
Loss on disposal of fixed assets	**2,057**	1,676
Impairment charge of investment securities	**752**	—
Write-down of inventories to net realisable value	**24,494**	—
Staff costs	**299,976**	284,583

4 Taxation

Enterprise income tax of the People's Republic of China (the "PRC") has been provided at the rate of 33% (2003: 33%) on the estimated assessable profit for the period. Companies comprising the Group that are incorporated outside the PRC are liable to pay income tax on their taxable income in accordance with the tax laws of the countries in which they operate.

The amount of taxation charged to the condensed consolidated profit and loss account represents:

	Six months ended 30th June	
	2004 ***RMB'000***	2003 *RMB'000*
Current taxation		
— PRC enterprise income tax	**52,938**	60,757
Deferred taxation relating to the origination and reversal of temporary differences	**(7,450)**	1,426
	45,488	62,183
Share of taxation attributable to associated companies	**—**	44
Taxation charge	**45,488**	62,227

8 **Trade and other receivables** ***(Continued)***

Note: The ageing analysis of the trade receivables net of doubtful debt provision at 30th June 2004 is as follows:

	30th June 2004	31st December 2003
	RMB'000	*RMB'000*
Within 6 months	**1,130,992**	860,302
6 months to 1 year	**43,684**	53,452
Over 1 year	**35,475**	16,974
	1,210,151	930,728

Trade receivables generated from credit sales generally have credit terms of one to three months.

9 **Trade and other payables**

	30th June 2004	31st December 2003
	RMB'000	*RMB'000*
Trade payables (Note)	**892,470**	857,682
Other payables and accrued charges	**529,047**	399,684
Due to ultimate holding company and fellow subsidiaries	**16,594**	13,762
	1,438,111	1,271,128

Note: The ageing analysis of the trade payables at 30th June 2004 is as follows:

	30th June 2004	31st December 2003
	RMB'000	*RMB'000*
Within 1 year	**841,376**	811,038
1 year to 2 years	**19,444**	17,399
Over 2 years	**31,650**	29,245
	892,470	857,682

10 **Long-term liabilities**

	30th June 2004	31st December 2003
	RMB'000	*RMB'000*
Bank loans		
Secured	**59,500**	59,500
Unsecured	**87,680**	77,680
	147,180	137,180
Less: current portion of long-term liabilities	**(20,000)**	(30,000)
	127,180	107,180

At 30th June 2004, the Group's bank loans were repayable as follows:

	30th June 2004	31st December 2003
Within one year	**20,000**	30,000
In the second year	**67,680**	47,680
In the third to fifth year	**59,500**	59,500
	147,180	137,180

(c) **Medical insurance scheme**

As required by the Provisional Rules of Medical Insurance issued by the Guangzhou People's Municipal Government effective on 1st December 2001, it is mandatory for the Company and its subsidiaries in Guangzhou City to participate in a medical insurance scheme set up and managed by the Government. Employees, included those retired employees, can be benefited from the medical insurance scheme around one month after the registration date.

The Group's annual obligations for payment of this medical insurance contribution is based on 7.5% to 8.0% of the preceding year's average annual salary of the Group or the preceding year's average annual salary of Guangzhou City, depending on the length of the employment period of the employee concerned.

(d) **Housing allowance scheme**

Pursuant to the resolution passed at the directors' meeting on 1st July 2002, the Group developed and implemented a housing allowance scheme, which took effect on 1st July 2002. The scheme allows the Company and its subsidiaries in the PRC to pay its employees housing allowance if the Company and its subsidiaries are able to meet the budgeted after-tax profit as determined by the Board of Directors. The final housing allowance payable however is limited to the difference between the actual and budgeted after-tax profit of the Company.

14 Deferred taxation

Deferred taxation is calculated in full on temporary differences under the liability method using a principal taxation rate of 33% (2003: 33%).

The movement on the deferred tax liabilities/(assets) account is as follows:

	30th June 2004 *RMB'000*	31st December 2003 *RMB'000*
At the beginning of the period/year	**(12,707)**	(26,589)
Deferred taxation (credited)/charged to profit and loss account	**(7,450)**	13,882
At the end of the period/year	**(20,157)**	(12,707)

The movement in deferred tax assets and liabilities during the period is as follows:

Deferred tax assets	Provisions		Impairment of assets		Employee benefits		Others		Total	
	2004 *RMB'000*	2003 *RMB'000*	**2004** *RMB'000*	2003 *RMB'000*	**2004** *RMB'000*	2003 *RMB'000*	**2004** *RMB'000*	2003 *RMB'000*	**2004** *RMB'000*	2003 *RMB'000*
At 1st January	**(19,171)**	(25,335)	**(7,349)**	(18,699)	**(21,764)**	(23,387)	**(8,249)**	(5,041)	**(56,533)**	(72,462)
(Credited)/charged to profit and loss account	**(2,986)**	6,164	**(2,549)**	11,350	**650**	1,623	**(2,239)**	(3,208)	**(7,124)**	15,929
At 30th June 2004/ 31st December 2003	**(22,157)**	(19,171)	**(9,898)**	(7,349)	**(21,114)**	(21,764)	**(10,488)**	(8,249)	**(63,657)**	(56,533)

Deferred tax liabilities	**Fixed assets revaluation**		**Research and development expenses**		**Total**	
	2004 *RMB'000*	2003 *RMB'000*	**2004** *RMB'000*	2003 *RMB'000*	**2004** *RMB'000*	2003 *RMB'000*
At 1st January	**43,826**	44,478	**—**	1,395	**43,826**	45,873
Credited to profit and loss account	**(326)**	(652)	**—**	(1,395)	**(326)**	(2,047)
At 30th June 2004/ 31st December 2003	**43,500**	43,826	**—**	—	**43,500**	43,826

17 Related party transactions

Significant related party transactions, which were carried out in the normal course of the Group's business are as follows:

	Note	Six months ended 30th June	
		2004	2003
		RMB'000	*RMB'000*
Ultimate holding company			
Licence fee expense	a	**4,310**	3,536
Service fee expense	b	**450**	426
Welfare facilities fee expense	c	**135**	198
Rental expense	d	**907**	1,297
Capital contribution to a subsidiary of the Company	e	**3,889**	25,634
Jointly controlled entities			
Sales of semi-finished goods	f	**—**	551
An associated company			
Sales of finished goods	f	**—**	1,007
Purchases of finished goods and raw materials	f	**67**	—
Fellow subsidiaries			
Sales of finished goods and raw materials	f	**38,784**	48,318
Purchases of finished goods and raw materials	f	**60,883**	81,434

(a) Pursuant to the Trademark Licence Agreement entered into by the Company and Guangzhou Pharmaceutical Holdings Limited ("GPHL"), its ultimate holding company, on 1st September 1997, GPHL has granted the Company and its subsidiaries, an exclusive right to use 38 trademarks owned by GPHL for a term of 10 years. The Company agreed to pay a licence fee for the use of the trademarks at 0.1% of the aggregate net sales of the Company and its subsidiaries.

(b) Pursuant to the Composite Services Agreement entered into by the Company and GPHL on 1st September 1997, GPHL agreed to provide certain welfare facilities to the Group. The Group agreed to be responsible for the operation, management and maintenance of the facilities and pay a welfare facilities fee equal to GPHL's total depreciation charges of the welfare facilities in the year ended 31st December 1997 plus a 10% annual increment based on the welfare facilities for the previous year. The Composite Services Agreement will expire on 31st December 2007.

(c) Pursuant to the Accommodation Services Agreement entered into by the Company and GPHL on 1st September 1997 and supplemented by a notice dated 31st December 1997, GPHL has agreed to continue to provide staff quarters to the employees of the Group. The Company agreed to pay a service fee equal to 6% per annum on the net book value of the relevant staff quarters. The Accommodation Services Agreement will expire on 31st December 2007.

(d) Pursuant to the Tenancy Agreement and the Office Tenancy Agreement both entered into by the Company and GPHL on 6th February 2004, GPHL has granted to the Group the right to use certain premises such as warehouses and offices for a term of three and a half years at a fixed annual rent and is subject to the adjustment of standard rent as prescribed from time to time by Guangzhou Real Estate Administration Bureau, plus utilities and other outgoings which are payable based on actual consumption. The agreement will expire on 31st August 2007.

(e) During the period, the Company had acquired 51% equity interest in GGYMCL from GPHL in the form of cash.

(f) The sales and purchases transactions with jointly controlled entities, an associated company and fellow subsidiaries were at terms similar to those transactions with other third parties.



Interim Report

2004

中期業績報告



廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited

目錄

一、	重要提示	1
二、	公司基本情況	2
三、	股本變動及主要股東持股情況	5
四、	董事、監事、高級管理人員及員工情況	7
五、	管理層討論與分析	8
六、	重要事項	15
七、	財務報告	
	根據中國會計準則及制度編製	21
	根據香港會計師公會頒佈之香港會計實務準則(「會計實務準則」)第25號「中期財務報告」編製	66
八、	備查文件目錄	78

一、重要提示

(一) 廣州藥業股份有限公司(「廣州藥業」或「本公司」)董事會及全體董事保證本報告所載資料不存在任何虛假記載、誤導性陳述或者重大遺漏，並對其內容的真實性、準確性和完整性負個別及連帶責任。

(二) 本公司董事長蔡志祥先生、總經理周躍進先生、財務總監高昉先生、財務部高級經理陳炳華先生聲明：保證半年度報告中財務報告的真實、完整。

(三) 本公司截至二零零四年六月三十日止半年度(「本報告期」)財務報告未經審計。

(四) 本報告分別以中、英文兩種語言編訂，除按香港會計師公會頒佈之香港會計實務準則第25號「中期財務報告」編製的簡明賬目外，兩種文體若出現解釋上的歧義時，以中文本為準。

(二) 主要財務數據和指標

1. 按中國會計準則及制度編製的主要會計數據和財務指標(單位:人民幣元)

項目	本報告期末(未經審計)	上年度期末(經審計)	本報告期末比年初數增減(%)
流動資產	**3,334,006,397.76**	3,223,046,083.99	3.44
流動負債	**2,101,334,086.83**	1,948,138,687.47	7.86
總資產	**4,887,994,454.22**	4,707,039,445.98	3.84
股東權益(不含少數股東權益)	**2,413,697,962.22**	2,429,476,382.41	(0.65)
每股淨資產	**2.98**	3.00	(0.65)
調整後的每股淨資產	**2.89**	2.92	(1.03)

項目	本報告期(一至六月)(未經審計)	上年同期(未經審計)	本報告期比上年同期增減(%)
淨利潤	**31,808,644.71**	93,613,387.19	(66.02)
扣除非經常性損益後的淨利潤	**34,599,221.46**	99,241,692.35	(65.14)
每股收益(攤薄)	**0.0392**	0.1154	(66.02)
每股收益(加權)	**0.0392**	0.1154	(66.02)
淨資產收益率(攤薄)	**1.32%**	3.93%	(66.41)
淨資產收益率(加權)	**1.30%**	3.93%	(66.92)
經營活動產生的現金流量淨額	**124,590,212.58**	17,840,032.66	598.37

註: (1) 以上財務報表數據和指標均以合併報表數計算。

(2) 扣除非經常性損益涉及項目包括:(單位:人民幣元)

項目	金額
處置長期股權投資、固定資產產生的損失	2,417,886.51
短期投資損失	24,584.45
營業外收入	4,266,871.32
扣除計提的資產減值準備後的其他各項營業外支出	4,211,670.38
以前年度已經計提各項減值準備的轉回	9,046.84
所得税影響數	(412,353.57)
合計	2,790,576.75

三、股本變動及主要股東持股情況

(一) 股本變動情況

本報告期內，本公司股本結構沒有發生變動。

(二) 主要股東持股情況

1. 截至二零零四年六月三十日，持有本公司股票的股東戶數為49,746戶。其中，發起人國家股股東1戶，境內上市人民幣普通股(A股)股東49,703戶，境外上市外資股(H股)股東42戶。

2. 於二零零四年六月三十日，本公司前十名股東情況如下：

股東名稱	本報告期內增減(股)	持股數(股)	股份類別	佔總股本比例(%)	股份性質
廣州醫藥集團有限公司(「廣藥集團」)[註]	—	513,000,000	未流通	約63.26	國家股
香港中央結算(代理人)有限公司[註]	+32,000	218,202,999	已流通	約26.91	H股
HSBC Nominees (Hong Kong) Limited	—	862,000	已流通	約0.11	H股
Wong Chung King	—	308,000	已流通	約0.04	H股
鄧大凱	—	305,746	已流通	約0.04	A股
徐偉平	不詳	220,000	已流通	約0.03	A股
興和證券投資基金	-86,061	216,354	已流通	約0.03	A股
陳宇亮	+4,800	171,357	已流通	約0.02	A股
邢貴松	不詳	142,720	已流通	約0.02	A股
張臘	—	123,000	已流通	約0.02	A股

註：(1) 本報告期內，本公司控股股東——廣藥集團以其持有本公司的部分國家股用於廣州白雲山製藥股份有限公司債務重組，涉及股份15,260萬股，其中1,248萬股擬轉讓予廣州白雲山製藥股份有限公司、2,200萬股擬轉讓予中國長城資產管理公司廣州辦事處，有關手續正在辦理中。本報告期內，廣藥集團已質押的本公司股份中有1,516萬股已解除了質押。廣藥集團尚有10,296萬股本公司的股份仍處於質押中。

(2) 根據香港中央結算(代理人)有限公司提供的資料，其持有的H股股份乃代多個客戶持有。

(3) 本公司前十名股東中，廣藥集團與其他九名股東均無關聯關係，不屬於《上市公司股東持股變動信息披露管理辦法》規定的一致行動人。本公司並不知悉其他九名股東之間是否存在關聯關係，也未知其他九名股東之間是否屬於《上市公司股東持股變動信息披露管理辦法》規定的一致行動人。

四、 董事、監事、高級管理人員及員工情況

(一) 本公司董事、監事及高級管理人員持股情況

1. 於本報告期末，本公司董事、監事及高級管理人員持股(A股)情況

姓名	職務	本報告期初持股數(股)	本報告期末持股數(股)	變動原因
蔡志祥	董事	14,700	14,700	—
周躍進	董事	28,900	28,900	—
馮贊勝	董事	—	—	—
黃顯榮	獨立董事	—	—	—
吳 張	獨立董事	—	—	—
張鶴鏞	獨立董事	—	—	—
陳燦英	監事會主席	9,800	9,800	—
歐陽強	監事	10,100	10,100	—
鍾育贛	監事	—	—	—
何舒華	副總經理、董事會秘書	27,700	27,700	—
高 昉	財務總監	—	—	—

註： 根據本公司二零零二年第一次臨時股東大會批准實施的長期激勵機制方案，在實現經營業績目標的前提下，本公司高級管理人員的部分激勵獎金用於購買本公司的人民幣普通股(A股)股票，並依法向上海證券交易所(「上交所」)申報及鎖定。

2. 董事、監事及高級管理人員於股份、相關股份之權益及淡倉

(1) 於二零零四年六月三十日，本公司董事、監事及高級管理人員根據證券條例第十五部第7及第8分部已知會本公司及港交所其於本公司或其任何相聯法團(定義見證券條例第十五部)之股份及相關股份中擁有之權益或淡倉(包括根據證券條例之該等規定被認為或視作擁有之權益或淡倉)，或必須列入根據證券條例第352條予以存置之登記冊內，或根據港交所證券上市規則(「上市規則」)《上市發行人董事進行證券交易的標準守則》(「標準守則」)必須知會本公司及港交所之權益或淡倉載列如下：

董事姓名	權益類別	公司	股份數目
蔡志祥	個人	本公司(A股)	14,700
	家族	廣州星群(藥業)股份有限公司	1,900
	家族	廣州潘高壽藥業股份有限公司	1,670
	家族	廣州王老吉藥業股份有限公司(「廣州王老吉」)	1,960
	家族	廣州敬修堂(藥業)股份有限公司	2,240
	家族	廣州光華藥業股份有限公司	1,670
	家族	廣州天心藥業股份有限公司	1,670
	信託*	保聯拓展有限公司(「保聯」)	200,000
周躍進	個人	本公司(A股)	28,900
	信託*	保聯	200,000

(一) 經營情況分析

按中國會計準則及制度計算，截至二零零四年六月三十日止六個月期間，本集團的營業額約為人民幣3,990,694千元，比去年同期增長11.55%；利潤總額約為人民幣91,053千元，比去年同期下降44.07%；淨利潤約為人民幣31,809千元，比去年同期下降66.02%。

按香港普遍採納之會計原則計算，截至二零零四年六月三十日止六個月期間，本集團的營業額約為人民幣3,990,729千元，較去年同期增長11.55%；除税前盈利約為人民幣88,570千元，比去年同期下降45.24%；淨利潤約為人民幣34,076千元，比去年同期下降62.60%。

二零零四年上半年本集團製造業務(「製造業務」)及本集團貿易業務(「貿易業務」)的營業額及毛利如下：

(單位：人民幣千元)

	營業收入淨額		營業成本		營業毛利	
行業	按中國會計準則及制度	按香港普遍採納之會計原則	按中國會計準則及制度	按香港普遍採納之會計原則	按中國會計準則及制度	按香港普遍採納之會計原則
製造業務	982,389	982,424	457,111	457,305	525,278	525,119
貿易業務	3,008,305	3,008,305	2,815,155	2,815,155	193,150	193,150
其中：批發	2,788,061	2,788,061	2,627,346	2,627,346	160,715	160,715
零售	123,158	123,158	96,586	96,586	26,572	26,572
進出口	97,086	97,086	91,223	91,223	5,863	5,863
合計	3,990,694	3,990,729	3,272,266	3,272,460	718,428	718,269

本集團製造業務及貿易業務的地區銷售情況：

(單位：人民幣千元)

	製造業務		貿易業務		合計	
地區	銷售額	佔製造業務銷售額比重%	銷售額	佔貿易業務銷售額比重%	銷售額	佔總銷售額比重%
華南	571,948	58.22	2,511,182	83.48	3,083,130	77.26
華東	135,702	13.81	150,981	5.02	286,683	7.18
華北	94,220	9.59	70,709	2.35	164,929	4.13
東北	67,277	6.85	68,233	2.27	135,509	3.40
西南	60,488	6.16	107,686	3.58	168,174	4.21
西北	38,359	3.90	54,248	1.80	92,607	2.32
出口	14,395	1.47	45,267	1.50	59,662	1.50
	982,389	100.00	3,008,305	100.00	3,990,694	100.00

2. **醫藥貿易業務(包括批發、零售及進出口)**

國家藥品商業質量管理規範(GSP)的實施、國家關於藥品價格政策的調整以及城鎮平價藥店的大量湧現令國內醫藥市場競爭日趨激烈，給國內醫藥行業帶來直接的衝擊，同時亦對本集團貿易業務的業績產生一定的影響。

本報告期內，貿易業務一是積極做好名牌產品、新藥和特效藥的代理、經銷業務與批發業務；同時，利用眾多的品牌品種代理經營的優勢，積極開拓省外的市場；二是積極做好醫院招標用藥的投標工作，迅速擴大本集團產品的醫院銷售份額；三是根據醫藥流通市場的變化，加大對醫藥零售網絡的調整力度，發揮本集團「健民」和「采芝林」兩大零售品牌的優勢，重點培育與發展一批旗艦店、社區中心店，靈活應變以抵禦平價藥房的衝擊。

上述措施的實施取得了良好的效果。本集團貿易業務的銷售收入保持持續穩定的增長。按中國會計準則及制度計算，貿易業務於二零零四年上半年的營業額約為人民幣3,008,305千元，比去年同期增長15.40%。按香港普遍採納之會計原則計算，貿易業務的營業額約為人民幣3,008,305千元，比去年同期增長15.40%。

按中國會計準則及制度計算，貿易業務於本報告期的稅前虧損約為人民幣11,130千元，比去年同期大幅下降127.32%；按香港普遍採納之會計原則計算，貿易業務於本報告期的稅前虧損約為人民幣10,789千元，比去年同期大幅下降127.08%。造成本集團貿易業務的業績同比大幅下降的原因主要是：(1)受大量平價藥房的湧現所帶來的衝擊以及國家藥品價格政策等因素的影響，本集團二零零四年上半年貿易業務銷售毛利率持續下滑，為6.42%，同比下降1.16個百分點；(2)本報告期內，本公司子公司——廣州市藥材公司(「藥材公司」)計提存貨減值準備為人民幣24,494千元，遣散員工補償費用為人民幣7,921千元。以上因素對本集團本報告期內的整體業績造成重大影響。

截至二零零四年六月三十日，本集團的醫藥零售網點共有215家，其中，主營中藥的「采芝林」藥業連鎖店121家，主營西藥的「健民」醫藥連鎖店94家。

本報告期內，本公司投資建設的廣州醫藥有限公司黃金圍大型現代藥品物流中心正式投入運行。這是華南地區面積最大、處理能力最強的藥品物流中心，標誌著本集團的藥品物流配送能力得到進一步的提升。

廣州藥業屬下藥品經營企業的GSP認證工作已按計劃完成。目前，本公司正積極進行商業ERP項目的實施工作。

(二) 本報告期內，本集團並無發生對淨利潤產生重大影響的其他經營業務活動。

(三) 本報告期內，本公司並無單個參股公司的投資收益對公司淨利潤影響達到10%以上(含10%)。

2. **其他投資情況**

本報告期內，本公司的其他投資情況如下：

(1) 經本公司二零零四年一月十二日的投資管理委員會會議審議批准，本公司向廣州金申醫藥科技有限公司(「廣州金申」)增資人民幣9萬元。增資後，廣州藥業向廣州金申共投資人民幣76.5萬元，佔該公司38%的股權。

(2) 經本公司二零零四年二月十八日的投資管理委員會會議審議批准，本公司以現金人民幣2,171.70萬元投資於廣西盈康藥業有限責任公司，佔該公司51%的股權。

(3) 經本公司二零零四年五月十八日的投資管理委員會會議審議批准，本公司之子公司——廣州醫藥有限公司向廣州聯傑電腦科技有限公司投資人民幣25萬元，佔該公司50%的股權。

(4) 經本公司二零零四年六月二十一日的投資管理委員會會議審議批准，本公司按持股比例(24%)以現金形式向本公司之聯營公司—廣州市暨華醫療器械有限公司增資人民幣120萬元。

(五) 公司財務狀況(按中國會計準則及制度編製)

1. **主要會計科目增減變動情況**

(單位：人民幣元)

項目	二零零四年一至六月	二零零三年一至六月	變動額	增減(%)
主營業務收入	**3,990,694,132.12**	3,577,432,478.96	413,261,653.16	11.55
主營業務利潤	**704,733,704.92**	704,017,563.16	716,141.76	0.10
財務費用	**17,684,980.77**	9,745,954.57	7,939,026.20	81.46
所得稅	**52,938,643.69**	60,757,080.64	(7,818,436.95)	(12.87)
淨利潤	**31,808,644.71**	93,613,387.19	(61,804,742.48)	(66.02)
現金及現金等價物淨增加額	**44,574,144.24**	(127,760,262.46)	172,334,406.70	134.89

項目	於二零零四年六月三十日	於二零零三年十二月三十一日	變動額	變動率(%)
總資產	**4,887,994,454.22**	4,707,039,445.98	180,955,008.24	3.84
應收賬款	**1,152,103,215.38**	878,361,678.85	273,741,536.53	31.17
其他應收款	**180,942,926.43**	130,980,738.37	49,962,188.06	38.14
存貨	**846,378,572.62**	1,067,439,529.10	(221,060,956.48)	(20.71)
長期投資	**78,184,066.12**	74,867,192.97	3,316,873.15	4.43
固定資產淨額	**1,108,119,724.86**	981,069,314.32	127,050,410.54	12.95
預提費用	**7,396,467.46**	4,456,292.55	2,940,174.91	65.98
其他應付款	**243,663,221.19**	199,619,096.28	44,044,124.91	22.06
應交稅金	**28,524,842.79**	21,605,390.47	6,919,452.32	32.03
長期借款	**127,180,000.00**	107,180,000.00	20,000,000.00	18.66
股本	**810,900,000.00**	810,900,000.00	—	—
股東權益	**2,413,697,962.22**	2,429,476,382.41	(15,778,420.19)	(0.65)

(六) 經營中出現的問題與困難及二零零四年下半年計劃

國家藥品價格政策的調整、本公司屬下製造企業實施GMP改造造成生產成本上升、平價藥店的大量湧現令國內醫藥市場的競爭日趨激烈。以上因素都給本集團的經營帶來一定的影響。

由於受到市場激烈競爭、本公司之子公司藥材公司經營業績顯著下降以及對其部分存貨計提減值準備等因素的影響，本集團於本報告期內淨利潤較去年同期下降66.02%。預計以上因素將會對本集團下一報告期的經營業績繼續產生較大的影響。

面對嚴峻的市場形勢，本公司針對經營中出現的問題，採取了加大對重點產品的推廣力度、加快技術改造與創新的步伐、擴大招商引資工作等措施；同時，本公司還針對藥材公司經營中出現的問題，成立專門的工作領導小組，積極推進藥材公司的改革工作。以上措施取得了一定的成效。

二零零四年下半年，本公司將針對本集團經營中所出現的問題與困難，積極應對，努力做好以下工作，以扭轉上半年經營的劣勢：

(1) 繼續做好重點產品與培育品種的營銷策劃工作，努力提高主營業務的銷售收入；

(2) 加強財務預算管理，加強對應收賬款、庫存的管理，努力降低營運成本和經營風險；

(3) 加快推進藥材公司的改革工作，優化內部資源整合，強化核心業務骨幹，大力拓展中藥材、中成藥的批發業務與代理品種，積極拓展醫院、零售及省內外批發市場，以期扭轉藥材公司目前經營業績大幅下滑的局面；

(4) 積極招商引資，加大對外並購與資本運營的力度，尋求與國內外優秀醫藥企業合作的機會。

六、 重要事項

(一) 本公司治理情況

本報告期內，本公司按照中國證監會發佈的證監發[2003]56號文《關於規範上市公司與關聯方資金往來及上市公司對外擔保若干問題的通知》的要求，對《公司章程》、《股東大會議事規則》、《董事會議事規則》進行修訂。對照有關上市公司治理文件，本公司不存在差異。

(二) 本公司上年度利潤分配方案、公積金轉增股本方案或發行新股方案執行情況

1. 本公司於二零零四年六月十一日召開的二零零三年度股東周年大會審議批准了本公司二零零三年度利潤分配及派息方案，以二零零三年年末總股本810,900,000股為基數，向全體股東每10股派現金紅利人民幣0.60元(A股含稅)；

2. 本公司已於二零零四年六月二十五日向截至二零零四年五月十一日名列本公司股東名冊上的H股股東派發二零零三年度末期股息每股人民幣0.06元；

3. 本公司於二零零四年六月二十一日在國內《上海證券報》上刊登了二零零三年度分紅派息公告，A股股權登記日為二零零四年六月二十四日，除息日為二零零四年六月二十五日，現金紅利發放日為二零零四年七月六日；

4. 本報告期內，本公司並無任何新股發行方案。

(十一) 資產負債率

截至二零零四年六月三十日，本集團的資產負債率(負債總額/資產總額× 100%)為46.68%(二零零三年十二月三十一日：44.84%)，相對年初數字並無重大不利變動。

(十二) 最佳應用守則

沒有董事認為有任何資料足以合理地顯示，本公司於本報告期內沒有遵守港交所上市規則附錄十四所載《最佳應用守則》的規定。

(十三) 本公司董事及監事進行證券交易的標準守則

本報告期內，本公司已採納了一套不低於標準守則所訂標準的行為守則。經向所有董事作出特定查詢後，本公司董事均已遵守標準守則所規定有關董事的證券交易的標準，不存在任何不遵守標準守則的情況。

(十四) 本公司董事會轄下審核委員會由三名獨立非執行董事組成，其中一名獨立非執行董事已具備適當的專業資格。本公司審核委員會已經與管理層審閱本集團採納的會計原則、會計準則及方法，並探討審計、內部監控及財務匯報事宜，包括審閱截至二零零四年六月三十日止六個月的未審計中期賬目

(十五) 本公司於本報告期的財務報告未經審計

(十六) 本報告期內，本公司、本公司董事會及董事沒有受中國證監會稽查、中國證監會行政處罰、通報批評、被其他行政管理部門處罰及證券交易所公開譴責的情況

(十七) 本報告期內，並無其他對本公司產生重大影響的重要事項

(十八) 本報告期內及本報告期後已披露重要信息的索引

事項名稱	報刊名稱及版面	日期	互聯網網站及檢索路徑
第二屆第二十七次董事會會議決議公告、 第二屆第十六次監事會會議決議公告、 關於收購股權的關聯交易公告、 關於租賃的關聯交易公告、 關於避免同業競爭協議的公告及 二零零四年第一次臨時股東大會的通告	《上海證券報》第16版、 《經濟日報》A45、 《The Standard》B-12至B-17	二零零四年 二月九日	http：//www.sse.com.cn http：//www.hkex.com.hk
廣州藥業二零零三年年度報告摘要、 第二屆第二十九次董事會會議決議公告、 第二屆第十七次監事會會議決議公告、 關於持續性關聯交易公告及 二零零四年第一次臨時股東大會決議公告	《上海證券報》第11至12版、 《經濟日報》A52至A55、 《The Standard》N-14至N-23	二零零四年 三月二十九日	http：//www.sse.com.cn http：//www.hkex.com.hk
廣州藥業關於召開二零零三年度 股東周年大會的通告	《上海證券報》第32版、 《經濟日報》A50、 《The Standard》B-12	二零零四年 四月十六日	http：//www.sse.com.cn http：//www.hkex.com.hk

2. **本報告期內，本公司根據證監發[2003]56號文的規定，控制與控股股東及其關聯方的資金往來。本報告期內，本公司的控股股東及其子公司佔用資金總體情況：**

(單位：人民幣萬元)

資金佔用方	資金佔用方與上市公司的關係	資金佔用期末餘額截止時點	資金佔用期初餘額截止時點	相對應的會計報表科目		資金佔用期末金額		資金佔用期初金額		資金佔用借方累計發生額		資金佔用貸方累計發生額		佔用方式	佔用原因	備註
廣州醫藥集團有限公司	母公司	2004-6-30	2003-12-31	其他應收款	—	752.69	—	722.68	—	74.38	—	44.37	—	預付款及往來款	—	預付租金及日常往來
廣州僑光製藥廠	同一母公司	2004-6-30	2003-12-31	—	應收賬款	—	1,578.04	—	557.25	—	2,507.28	—	1,486.49	採購	—	生產
廣州明興製藥廠	同一母公司	2004-6-30	2003-12-31	—	應收賬款	—	28.43	—	28.84	—	139.16	—	139.57	採購	—	生產
廣州天心藥業股份有限公司	同一母公司	2004-6-30	2003-12-31	—	應收賬款	—	382.90	—	314.00	—	1,073.84	—	1,004.94	採購	—	生產
廣州何濟公製藥廠	同一母公司	2004-6-30	2003-12-31	—	應收賬款	—	22.39	—	1.76	—	88.00	—	67.37	採購	—	生產
廣州光華藥業股份有限公司	同一母公司	2004-6-30	2003-12-31	—	應收賬款	—	62.77	—	43.38	—	191.37	—	171.98	採購	—	生產
廣州衛生材料廠	同一母公司	2004-6-30	2003-12-31	—	應收賬款	—	50.87	—	32.93		80.62		62.68	採購	—	生產
廣州華南醫療器械有限公司	同一母公司	2004-6-30	2003-12-31	其他應收款	—	10.00	—	10.00	—	—	—	—	—	往來款	—	日常往來
廣州醫藥經濟拓展公司	同一母公司	2004-6-30	2003-12-31	應收賬款	—	—	—	—	2.58	—	—	—	2.58	採購	—	銷售
保聯拓展公司	同一母公司	2004-6-30	2003-12-31	其他應收款	—	679.45	—	822.16	—	—	—	142.71	—	拆借及撥付經費	—	日常往來及經費支出
廣州中富藥業有限公司	聯營公司	2004-6-30	2003-12-31	—	應收賬款	—	—	—	18.76	—	—	—	18.76	採購	—	生產
	聯營公司	2004-6-30	2003-12-31	其他應收款	—	0.17	—	0.34	—	2.15	—	2.32	—	往來款	—	日常往來
廣州白雲山製藥總廠	同一母公司	2004-6-30	2003-12-31	—	應收賬款	—	962.88	—	776.56	—	631.99	—	445.67	採購	—	生產
廣州白雲山中藥廠	同一母公司	2004-6-30	2003-12-31	—	應收賬款	—	101.06	—	85.19	—	489.05	—	473.18	採購	—	生產
廣州白雲山外用藥廠	同一母公司	2004-6-30	2003-12-31	—	應收賬款	—	1.38	—	—	—	41.29	—	39.91	採購	—	生產
				—	—	1,442.31	3,190.72	1,555.18	1,861.25	76.53	5,242.60	189.40	3,913.13			

七、 財務報告

(一) 按中國會計準則及制度編製的會計報表載於第21頁至第32頁。

(二) 會計報表附註(按中國會計準則及制度)

(三) 按香港會計實務準則第25號編製之簡明賬目載於第66頁至第77頁。

按中國會計準則及制度編製的財務報告(未經審計)

合併資產負債表

二零零四年六月三十日

附表一

貨幣單位：人民幣元

資產	*附註*	**期末數**	**年初數**
流動資產：			
貨幣資金	六-1	**861,013,185.38**	816,439,041.14
短期投資	六-2	**18,840,000.00**	49,499,310.37
應收票據	六-3	**57,980,003.78**	52,280,755.19
應收股利	六-4	**4,324,345.00**	6,316,510.00
應收利息		**—**	—
應收賬款	六-5	**1,152,103,215.38**	878,361,678.85
其他應收款	六-6	**180,942,926.43**	130,980,738.37
預付賬款	六-7	**122,262,456.95**	120,102,331.41
應收補貼款	六-8	**5,359,580.42**	10,325,834.50
存貨	六-9	**846,378,572.62**	1,067,439,529.10
待攤費用	六-10	**84,802,111.80**	91,300,355.06
一年內到期的長期債權投資		**—**	—
其他流動資產		**—**	—
流動資產合計		**3,334,006,397.76**	3,223,046,083.99
長期投資：			
長期股權投資	六-11	**78,184,066.12**	74,867,192.97
長期債權投資		**—**	—
長期投資合計		**78,184,066.12**	74,867,192.97
固定資產：			
固定資產原價	六-12	**1,678,476,749.05**	1,505,442,749.56
減：累計折舊	六-12	**544,670,868.55**	498,586,610.77
固定資產淨值	六-12	**1,133,805,880.50**	1,006,856,138.79
減：固定資產減值準備	六-12	**25,686,155.64**	25,786,824.47
固定資產淨額	六-12	**1,108,119,724.86**	981,069,314.32
工程物資		**—**	—
在建工程	六-13	**239,011,825.20**	305,928,588.83
固定資產清理		**—**	—
固定資產合計		**1,347,131,550.06**	1,286,997,903.15
無形資產及其他資產：			
無形資產	六-14	**102,199,284.92**	93,715,205.21
長期待攤費用	六-15	**26,473,155.36**	28,413,060.66
其他長期資產		**—**	—
無形資產及其他資產合計		**128,672,440.28**	122,128,265.87
		—	—
遞延稅項：			
遞延稅款借項			
資產總計		**4,887,994,454.22**	4,707,039,445.98

合併利潤表

二零零四年一至六月

附表二

貨幣單位：人民幣元

項目	附註	本期累計數	上年同期累計數
一、主營業務收入	六-32	**3,990,694,132.12**	3,577,432,478.96
減：主營業務成本	六-33	**3,272,266,127.69**	2,860,794,147.40
減：主營業務稅金及附加	六-34	**13,694,299.51**	12,620,768.40
二、主營業務利潤		**704,733,704.92**	704,017,563.16
加：其他業務利潤	六-35	**18,388,152.28**	19,447,910.34
減：營業費用		**278,658,990.85**	249,893,026.21
減：管理費用		**330,447,617.90**	292,237,293.34
減：財務費用	六-36	**17,684,980.77**	9,745,954.57
三、營業利潤		**96,330,267.68**	171,589,199.38
加：投資收益	六-37	**(777,440.50)**	(123,373.71)
加：補貼收入	六-38	**—**	180,927.28
加：營業外收入	六-39	**4,288,071.32**	664,644.53
減：營業外支出	六-40	**8,787,439.95**	9,512,472.20
四、利潤總額		**91,053,458.55**	162,798,925.28
減：所得稅		**52,938,643.69**	60,757,080.64
減：少數股東損益		**6,306,170.15**	8,428,457.45
五、淨利潤		**31,808,644.71**	93,613,387.19

合併利潤表附表

二零零四年一至六月

貨幣單位：人民幣元

	本期累計數				上年同期累計數			
	淨資產收益率		每股收益(元)		淨資產收益率		每股收益(元)	
項目	全面攤薄	加權平均	全面攤薄	加權平均	全面攤薄	加權平均	全面攤薄	加權平均
主營業務利潤	**29.20%**	**28.82%**	**0.87**	**0.87**	29.53%	29.55%	0.87	0.87
營業利潤	**3.99%**	**3.94%**	**0.12**	**0.12**	7.20%	7.20%	0.21	0.21
淨利潤	**1.32%**	**1.30%**	**0.04**	**0.04**	3.93%	3.93%	0.12	0.12
扣除非經常性損益後的淨利潤	**1.43%**	**1.41%**	**0.04**	**0.04**	4.16%	4.16%	0.12	0.12

合併現金流量表
二零零四年一至六月

附表四
貨幣單位：人民幣元

項目	附註	本期累計數	上年同期累計數
一、經營活動產生的現金流量			
銷售商品、提供勞務收到的現金		**4,405,975,434.18**	3,890,239,781.74
收到的稅費返還		**9,196,604.01**	2,182,901.06
收到的其他與經營活動有關的現金	六-41	**36,225,627.84**	14,351,435.07
現金流入小計		**4,451,397,666.03**	3,906,774,117.87
購買商品、接受勞務支付的現金		**3,483,958,714.37**	3,085,124,866.38
支付給職工以及為職工支付的現金		**250,372,211.25**	231,385,890.28
支付的各項稅費		**263,953,989.17**	254,807,641.35
支付的其他與經營活動有關的現金	六-42	**328,522,538.66**	317,615,687.20
現金流出小計		**4,326,807,453.45**	3,888,934,085.21
經營活動產生的現金流量淨額		**124,590,212.58**	17,840,032.66
二、投資活動產生的現金流量			
收回投資所收到的現金		**36,152,119.73**	20,000,000.00
其中：出售子公司所收到的現金		**160,435.24**	—
取得投資收益所收到的現金		**3,643,100.23**	3,576,842.03
處置固定資產、無形資產和其他長期資產所收回的現金淨額		**354,279.64**	11,351,260.33
收到的其他與投資活動有關的現金		**85,380.68**	3,022,039.32
現金流入小計		**40,234,880.28**	37,950,141.68
購建固定資產、無形資產和其他長期資產所支付的現金		**135,159,510.75**	127,412,579.73
投資所支付的現金		**14,539,719.82**	9,675,000.00
其中：購買子公司所支付的現金		**4,539,719.82**	9,675,000.00
支付的其他與投資活動有關的現金		**8,000,000.00**	6,763,004.20
現金流出小計		**157,699,230.57**	143,850,583.93
投資活動產生的現金流量淨額		**(117,464,350.29)**	(105,900,442.25)
三、籌資活動產生的現金流量			
吸收投資所收到的現金		**—**	—
子公司吸收少數股東權益性投資所收到的現金		**2,777,406.37**	7,650,000.00
借款所收到的現金		**347,850,491.00**	351,750,000.00
收到的其他與籌資活動有關的現金		**168,271,738.39**	1,521,104.65
現金流入小計		**518,899,635.76**	360,921,104.65
償還債務所支付的現金		**321,960,491.00**	329,050,000.00
分配股利、利潤和償付利息所支付的現金		**34,028,686.96**	66,216,758.60
子公司支付少數股東股利所支付的現金		**5,998,300.54**	5,354,198.92
支付的其他與籌資活動有關的現金		**119,463,875.31**	—
現金流出小計		**481,451,353.81**	400,620,957.52
籌資活動產生的現金流量淨額		**37,448,281.95**	(39,699,852.87)
四、匯率變動對現金的影響額		—	—
五、現金及現金等價物淨增加額		**44,574,144.24**	(127,760,262.46)

資產負債表

二零零四年六月三十日

附表五

貨幣單位：人民幣元

項目	*附註*	**期末數**	**年初數**
流動資產：			
貨幣資金		**238,206,883.97**	231,542,044.04
短期投資		**18,840,000.00**	49,499,310.37
應收票據		—	—
應收股利		**12,324,345.00**	6,316,510.00
應收利息		—	—
應收賬款		—	—
其他應收款	七-1	**381,606,918.84**	319,285,854.82
預付賬款		—	—
應收補貼款		—	—
存貨		—	—
待攤費用		—	—
一年內到期的長期債權投資		—	—
其他流動資產		—	—
流動資產合計		**650,978,147.81**	606,643,719.23
長期投資：			
長期股權投資	七-2	**1,806,493,175.62**	1,853,732,823.78
長期債權投資		—	—
長期投資合計		**1,806,493,175.62**	1,853,732,823.78
固定資產：			
固定資產原價		**37,374,731.52**	37,407,029.02
減：累計折舊		**11,844,339.72**	10,215,684.50
固定資產淨值		**25,530,391.80**	27,191,344.52
減：固定資產減值準備		**7,109,752.25**	7,109,752.25
固定資產淨額		**18,420,639.55**	20,081,592.27
工程物資		—	—
在建工程		—	—
固定資產清理		—	—
固定資產合計		**18,420,639.55**	20,081,592.27
無形資產及其他資產：			
無形資產		—	—
長期待攤費用		**1,404,718.56**	1,997,842.14
其他長期資產		—	—
無形資產及其他資產合計		**1,404,718.56**	1,997,842.14
遞延税項：			
遞延税款借項		—	—
資產總計		**2,477,296,681.54**	2,482,455,977.42

利潤表
二零零四年一至六月

附表六
貨幣單位：人民幣元

項目	附註	本期累計數	上年同期累計數
一、主營業務收入		—	—
減：主營業務成本		—	—
減：主營業務稅金及附加		—	—
二、主營業務利潤		—	—
加：其他業務利潤		**1,794,856.02**	(101,095.92)
減：營業費用		—	—
減：管理費用		**8,334,795.43**	9,496,481.49
減：財務費用		**(784,288.06)**	(2,037,278.47)
三、營業利潤		**(5,755,651.35)**	(7,560,298.94)
加：投資收益	七-3	**40,364,992.02**	105,670,008.14
加：補貼收入		—	—
加：營業外收入		**6,900.00**	—
減：營業外支出		**96,468.57**	11,132.62
四、利潤總額		**34,519,772.10**	98,098,576.58
減：所得税		—	—
減：少數股東損益		—	—
五、淨利潤		**34,519,772.10**	98,098,576.58

利潤分配表
二零零四年一至六月

附表七
貨幣單位：人民幣元

項目	本期累計數	上年同期累計數
一、淨利潤	**34,519,772.10**	98,098,576.58
加：年初未分配利潤	**356,049,259.87**	282,714,439.79
加：其他轉入	—	—
二、可供分配的利潤	**390,569,031.97**	380,813,016.37
減：提取法定盈餘公積	—	—
減：提取法定公益金	—	—
減：提取職工獎勵及福利基金	—	—
減：提取儲備基金	—	—
減：提取企業發展基金	—	—
減：利潤歸還投資	—	—
三、可供股東分配的利潤	**390,569,031.97**	380,813,016.37
減：應付優先股股利	—	—
減：提取任意盈餘公積	—	—
減：應付普通股股利	**48,654,000.00**	48,654,000.00
減：轉作股本的普通股股利	—	—
四、未分配利潤	**341,915,031.97**	332,159,016.37

補充資料
二零零四年一至六月

貨幣單位：人民幣元

項目	本期累計數	上年同期累計數
1. 將淨利潤調節為經營活動現金流量：		
淨利潤	**34,519,772.10**	98,098,576.58
計提的資產減值準備	**—**	—
固定資產折舊	**1,735,807.38**	1,474,981.86
無形資產攤銷	**—**	—
長期待攤費用攤銷	**593,123.58**	413,065.68
待攤費用減少(減：增加)	**—**	—
預提費用增加(減：減少)	**(1,929,200.00)**	(1,941,813.00)
處置固定資產、無形資產和其他長期資產的損失(減：收益)	**3,342.70**	—
固定資產報廢損失	**40,361.08**	—
財務費用	**—**	—
投資損失(減：收益)	**(40,364,992.02)**	(105,670,008.14)
遞延税款貸項(減：借項)	**—**	—
存貨的減少(減：增加)	**—**	—
經營性應收項目的減少(減：增加)	**(1,930,994.08)**	1,255,349.78
經營性應付項目的增加(減：減少)	**(394,646.87)**	1,942,040.93
其他	**35,492.67**	—
經營活動產生的現金流量淨額	**(7,691,933.46)**	(4,427,806.31)
2. 不涉及現金收支的投資和籌資活動：		
債務轉為資本	**—**	—
一年內到期的可轉換公司債券	**—**	—
融資租入固定資產	**—**	—
3. 現金及現金等價物淨增加情況		
現金的期末餘額	**238,206,883.97**	220,081,921.15
減：現金的期初餘額	**231,542,044.04**	204,624,119.72
加：現金等價物的期末餘額	**—**	—
減：現金等價物的期初餘額	**—**	—
現金及現金等價物淨增加額	**6,664,839.93**	15,457,801.43

二、 主要會計政策、會計估計及合併報表編製方法

1. 會計制度

本集團執行《企業會計準則》和《企業會計制度》。

2. 會計年度

本集團採用西曆年為會計年度，即自西曆每年一月一日起至十二月三十一日止。

3. 記賬本位幣

本集團採用人民幣為記賬本位幣。

4. 記賬基礎和計價原則

本集團的會計核算以權責發生制為基礎，資產的計價遵循歷史成本原則。

5. 外幣業務的折算

本集團發生外幣業務時，按業務發生當日的市場匯價將外幣金額折合為人民幣金額記賬。年度終了，將各種外幣賬戶的外幣年末餘額，按照年末市場匯價折合為人民幣金額，其與原賬面人民幣金額之間的差額計入財務費用。

6. 現金等價物的確定標準

本集團在編製現金流量表時將持有的期限短、流動性強、易於轉換為已知金額的現金、價值變動風險小的投資作為現金等價物。

7. 壞賬損失的核算方法

本集團採用備抵法對壞賬損失進行核算。實際發生壞賬時，沖銷壞賬準備。

壞賬的確認標準是：債務人破產或死亡，以其破產財產或遺產清償後仍無法收回的賬款；債務人逾期3年以上未履行其償債義務，且有明顯迹象表明無法收回，並經董事會批准確認為壞賬的賬款。

本集團根據董事會批准的壞賬準備計提標準，按賬齡分析法計提壞賬準備。另外，本集團根據債務單位的財務狀況、償債能力等情況，針對個別回收風險大的賬款單獨提取壞賬準備。

按賬齡分析法計提壞賬準備的具體方法如下：

應收款項賬齡	提取比例
1年以內	1%
1年至2年	10%
2年至3年	30%
3年至4年	50%
4年至5年	80%
5年以上	100%

上述應收款項包括應收賬款及其他應收款。其他應收款按扣除關聯公司欠款、未報銷的業務支出及其他不涉及資金回收的掛賬後的餘額計提壞賬準備。

11. 長期債權投資核算方法

本集團的長期債權投資按實際成本計價，採用成本法核算投資收益。

債券投資的溢價或折價在債券存續期間內於確定相關債券利息收入時採用直線法攤銷。

12. 長期投資減值準備

經董事會批准，本集團對由於市價持續下跌或被投資單位經營狀況惡化等原因導致長期投資項目的可收回金額低於賬面價值，並且這種價值的降低在可預見的未來期間內不可能恢復，按預計可收回金額低於長期投資賬面價值的差額提取長期投資減值準備。

13. 固定資產及累計折舊

本集團將使用期限在1年以上，單位價值在人民幣2,000元以上的房屋及建築物、運輸工具、設備、器具等資產作為固定資產。固定資產按實際成本計價，預留0%至10%的殘值，按以下折舊率採用直線法提取折舊：

固定資產類別	折舊年限	年折舊率
房屋及建築物	15至50年	1.80%至6.60%
機器設備	4至18年	5%至24.75%
運輸設備	5至10年	9%至19.80%
電器設備	5至10年	9%至19.80%
辦公設備	4至8年	11.25%至24.75%
固定資產裝修	5年	20%
其他設備	4至15年	6%至24.75%

已計提減值準備的固定資產在計提折舊時，按照該項固定資產的賬面價值(即固定資產原價減去累計折舊和已計提的減值準備)，以及尚可使用年限重新計算確定折舊率和折舊額；如果已計提減值準備的固定資產價值又得以恢復，該項固定資產的折舊率和折舊額的確定方法，按照固定資產價值恢復後的賬面價值，以及尚可使用年限重新計算確定折舊率和折舊額。

本集團對於市價持續下跌，或因技術陳舊、毀損、長期閒置或其他經濟原因導致其可收回金額低於賬面價值的固定資產，按預計可收回金額低於賬面淨值的差額計提固定資產減值準備。

14. 在建工程核算方法

(1) 本集團的在建工程按實際發生的支出確定其工程成本，在達到預定可使用狀態時結轉為固定資產。

(2) 本集團對於發生長期停建且在可預見的將來不會重新開工，或在性能上、技術上已經落後，並且給企業帶來的經濟利益具有很大的不確定性，或其他足以證明已經發生減值情況的在建工程，按預計可收回金額低於賬面價值的差額計提在建工程減值準備。

15. 無形資產及其攤銷

本集團的無形資產主要是土地使用權及專有技術，按取得資產的實際成本計價，自取得當月起在預計使用年限內分期平均攤銷。

本集團的無形資產在期末時按照賬面價值與預計可收回金額孰低計量，對可收回金額低於賬面價值的差額計提無形資產減值準備。

(3) 教育費附加

按流轉稅稅額的3%計算和繳納。本集團屬下的外商投資企業按規定免繳教育費附加。

2. 企業所得稅

本集團按照《中華人民共和國企業所得稅暫行條例》的規定繳納企業所得稅，稅率為33%。

根據《中華人民共和國外商投資企業和外國企業所得稅法》的規定，本公司屬下的廣州奇星藥業有限公司的企業所得稅率為24%，地方所得稅稅率為3%。

四、 控股子公司及合營企業

納入合併會計報表合併範圍的子公司

公司名稱	股本 (人民幣萬元)	本集團 實際投資額 (人民幣萬元)	本集團 持股比例 (%)	業務性質
廣州漢方現代中藥研究開發有限公司	8,328	4,885	58.66	醫藥、保健品研究開發
廣州拜迪生物醫藥有限公司	7,010	6,650	94.87	藥品研究開發
廣州市環葉製藥有限公司	600	358	59.701	生產化學原料藥
廣州星群(藥業)股份有限公司	7,717	6,867	88.99	生產中成藥
廣州中一藥業有限公司	16,600	16,105	97.016	生產中成藥
廣州陳李濟藥廠	9,400	9,400	100	生產中成藥
廣州奇星藥廠	8,242	8,242	100	生產中成藥
廣州敬修堂(藥業)股份有限公司	8,623	7,623	88.4	生產中成藥
廣州潘高壽藥業股份有限公司	6,544	5,744	87.77	生產中成藥
廣州王老吉藥業股份有限公司	10,638	9,838	92.48	生產中成藥
廣州醫藥有限公司	22,200	21,533	96.9941	銷售西藥及醫療器械
廣州市藥材公司	6,970	6,970	100	銷售中成藥及中藥材
廣州市醫藥進出口公司	1,500	1,500	100	藥品進出口
廣州廣藥盈邦營銷有限公司	1,841	389	51	銷售中西藥品
廣西盈康藥業責任有限公司	3,734	2,172	51	生產中成藥

本報告期內，本集團增加合併的子公司有2家。合併會計報表按財政部(1998)66號文《關於執行具體會計準則和<股份有限公司會計制度>有關會計問題解答》的規定，以被購買企業淨資產和經營的控制權實際上轉讓給購買企業的日期來確定廣西盈康藥業有限責任公司和廣州廣藥盈邦營銷有限公司的購買日或買入日。

被購買/置入企業名稱	購買日/置入日	本期末持股比例
廣西盈康藥業有限責任公司	2004.4.1	51%
廣州廣藥盈邦營銷有限公司 (原廣藥集團盈邦營銷有限公司)	2004.2.27	51%

(單位：人民幣元)

	二零零四年六月三十日				購買日/置入日至報告期末	
被購買/置入企業名稱	資產總額	其中： 流動資產	負債總額	其中： 流動負債	利潤總額	淨利潤
廣西盈康藥業有限責任公司	46,666,375.10	19,832,513.13	5,619,101.15	3,354,674.68	(61,158.08)	(61,158.08)
廣州廣藥盈邦營銷有限公司 (原廣藥集團盈邦營銷有限公司)	29,388,066.81	28,543,593.43	25,881,197.63	25,881,197.63	862,461.58	615,296.53

3. **應收票據**

票據種類	期末數	年初數
銀行承兑匯票	**50,130,108.05**	35,611,830.71
商業承兑匯票	**7,849,895.73**	16,668,924.48
	57,980,003.78	52,280,755.19

4. **應收股利**

(1) 期末餘額為應收南海市南方包裝有限公司二零零三年度股利4,324,345.00元。

(2) 期末餘額比年初減少31.54%是由於報告期內收到南海市南方包裝有限公司分來的股利所致。

5. **應收賬款**

(1) 應收賬款餘額按賬齡分析如下：

		期末數		
賬齡	**餘額**	**佔總額比例**	**壞賬準備**	**計提比例**
1年以內	1,116,542,731.23	91.59%	12,478,829.80	1.12%
1-2年	38,798,037.91	3.18%	4,113,586.08	10.60%
2-3年	22,665,453.77	1.86%	14,211,689.80	62.70%
3-4年	8,872,979.04	0.73%	4,602,869.27	51.88%
4-5年	4,238,479.66	0.35%	3,607,491.28	85.11%
5年以上	27,932,963.79	2.29%	27,932,963.79	100.00%
	1,219,050,645.40	100.00%	66,947,430.02	5.49%

		年初數		
賬齡	**餘額**	**佔總額比例**	**壞賬準備**	**計提比例**
1年以內	870,056,908.56	93.16%	8,856,680.31	1.02%
1-2年	22,879,523.01	2.45%	13,419,533.32	58.65%
2-3年	8,144,462.74	0.87%	3,185,631.44	39.11%
3-4年	6,774,493.37	0.73%	4,570,482.67	67.47%
4-5年	7,191,215.04	0.77%	6,652,596.13	92.51%
5年以上	18,862,568.76	2.02%	18,862,568.76	100.00%
	933,909,171.48	100.00%	55,547,492.63	5.95%

上述應收賬款餘額中，沒有持本公司5%(含5%)以上表決權股份股東的欠款。

(2) 應收賬款前5名金額合計為88,621,037.32元，佔應收賬款總額的7.27%。

(3) 應收賬款期末餘額比年初增加30.53%是由於本報告期主營業務的大幅增長及醫院藥品採購招標面進一步擴大，醫院貨款結算期延長所致。

(4) 本期實際沖銷應收賬款壞賬共168筆，合計3,172,971.82元，均不涉及關聯交易。

9. **存貨**

項目	期末數	存貨跌價損失準備	年初數	存貨跌價損失準備
在途物資	1,625,078.38	—	3,697,330.09	—
原材料	82,803,897.12	298,752.78	80,703,963.41	298,752.78
在產品	49,773,271.96	—	62,052,049.41	—
產成品	65,041,895.97	111,066.72	80,545,553.20	111,066.72
低值易耗品	1,802,319.11	—	1,916,496.77	—
包裝物	29,257,556.51	—	32,111,255.96	—
委託加工物資	551,005.38	—	600,394.57	—
庫存商品	639,333,024.56	24,944,343.00	802,786,887.82	449,914.69
其他	1,544,686.13	—	3,885,332.06	—
	871,732,735.12	25,354,162.50	1,068,299,263.29	859,734.19

(1) 本集團於期末對殘損、長期積壓和銷售價格低於成本的存貨按可變現淨值低於成本的差額計提了存貨跌價準備25,354,162.50元。

(2) 存貨跌價準備比年初增加2,849.07%主要是本公司子公司－廣州市藥材公司基於謹慎性原則，對部分存貨計計提了跌價準備2,449萬元所致。

10. **待攤費用**

項目	年初數	本期增加數	本期攤銷數	期末餘額
預付保險費	1,816,749.55	491,979.69	1,365,769.26	942,959.98
路橋費	126,433.28	738,768.80	772,673.06	92,529.02
廣告費	6,239,158.00	7,116,134.00	9,829,797.01	3,525,494.99
待抵扣進項稅	82,396,108.92	160,883,169.93	167,047,680.07	76,231,598.78
其他	721,905.31	5,332,209.35	2,044,585.63	4,009,529.03
	91,300,355.06	174,562,261.77	181,060,505.03	84,802,111.80

(2) 長期股權投資本期變動情況如下：

被投資公司名稱	期末數	本期權益法增減額	累計權益法增減額	長期投資減值準備	(註)
印尼三有實業有限公司	1,260,144.45	—	(261,418.37)	1,260,144.45	[1]
廣州中富藥業有限公司	1,651,386.94	(56,508.97)	1,251,386.94	—	
上海九和堂國藥有限公司	615,000.00	—	—	—	
廣州陳李濟星馬保健品有限公司	208,571.44	(137,637.58)	(755,378.56)	—	
杭州浙大漢方中藥信息工程有限公司	316,321.86	(30,740.69)	(123,678.14)	—	
明泰實業(泰國)有限公司	320,843.90	9,094.58	(196,086.43)	—	
華東醫藥股份有限公司	264,000.00	—	—	—	
聯傑電腦科技公司	243,721.51	(6,278.49)	(6,278.49)	—	
廣州市藥材公司北京路藥材商場	218,399.05		58,399.05	—	
廣州市永信醫藥貿易公司	119,700.00	—	—	—	
金鷹基金管理有限公司	14,576,600.30	(752,023.10)	(5,423,399.70)	—	
暨華醫療器械責任有限公司	2,989,979.68	(182,073.11)	(1,210,020.32)	—	
廣州金申醫藥科技有限公司	765,000.00	—	—	—	
南海市南方包裝有限公司	30,000,000.00	—	—	—	
國藥集團工業股份有限公司	8,000,000.00	—	—	—	
廣州華因生物技術有限公司	1,000,000.00	—	—	—	
深圳市奇星藍藻生物有限公司	583,959.49	(286,963.76)	(3,016,040.51)	522,553.95	[2]
奇星馬中藥業有限公司	362,826.38	—	—	—	
交通銀行廣東分行	362,750.00	—	—	—	
中國光大銀行	10,725,000.00	—	—	—	
廣州潘高壽天然保健品有限公司	1,213,902.10	—	—	—	[3]
廣州環葉製藥有限公司	843,490.01	—	—	—	[4]
廣州拜迪生物醫藥有限公司	258,715.36	—	—	—	[5]
廣州廣藥盈邦營銷有限公司	2,333,544.88	—	—	—	[6]
廣西盈康藥業有限責任公司	732,907.17	—	—	—	[7]
	79,966,764.52	(1,443,131.12)	(9,682,514.53)	1,782,698.40	

減值準備	年初餘額	本期增加額	本期減少額	期末數
房屋及建築物	18,139,824.50	—	—	18,139,824.50
機器設備	7,239,412.42	—	91,621.99	7,147,790.43
運輸設備	278,067.41	—	9,046.84	269,020.57
電器設備	—	—	—	—
辦公設備	129,520.14	—	—	129,520.14
固定資產裝修	—	—	—	—
	25,786,824.47	—	100,668.83	25,686,155.64

(1) 本報告期由在建工程轉入固定資產原值的金額為156,368,129.49元。

(2) 截至二零零四年六月三十日止，本集團以淨值10,544萬元(上年底數：11,840萬元)的固定資產作抵押，用於獲取銀行提供的借款。

(3) 本集團於期末對由於技術陳舊、毀損、長期閒置等原因導致其可收回金額低於賬面價值的固定資產，按預計可收回金額低於賬面淨值的差額計提固定資產減值準備25,686,155.64元。

13. 在建工程

(1) 在建工程明細如下：

工程名稱	預算投資總額	資金來源	工程投入佔預算的比例
星群易地遷廠改造	243,688,046.72	自有資金及金融機構借款	78%
星群製劑車間三期工程	16,835,778.76	自有資金	100%
星群機修車間二期工程	465,000.00	自有資金	100%
中一除塵工程	—	自有資金	—
中一雲埔廠房易地改造	197,030,000.00	自有資金、金融機構借款及政府撥款	52%
陳李濟易地擴建	126,000,000.00	自有資金	101%
陳李濟中藥材提取基地	—	自有資金	—
陳李濟產品技改工程	29,100,000.00	自有資金及募股資金	82%
陳李濟產品陳列館	4,000,000.00	自有資金	115%
陳李濟噪聲改造工程	38,000.00	自有資金	95%
陳李濟電纜改造工程	200,000.00	自有資金	60%
陳李濟中醫藥博物園	4,900,000.00	自有資金	1%
漢方從化基地建設	118,840,000.00	募股資金及政府撥款	43%
漢方設備安裝工程	3,786,349.50	募股資金及政府撥款	165%
敬修堂機器設備預付款	—	自有資金及金融機構借款	—
敬修堂安必克設備	—	自有資金	—
敬修堂栓劑灌裝生產線	12,821,045.48	自有資金及募股資金	100%
敬修堂追風透骨丸灌裝生產線	11,339,612.77	自有資金及募股資金	100%
敬修堂GMP工程改造	30,300,000.00	自有資金及金融機構借款	28%
敬修堂萬花油GMP項目	4,196,978.09	自有資金	97%
敬修堂污水處理池	—	自有資金	—
潘高壽電腦設備	—	自有資金	—
潘高壽GMP改造工程	104,910,000.00	金融機構貸款及政府撥款	82%
王老吉廠內維修工程	1,000,000.00	自有資金	109%
王老吉製劑GMP車間工程	23,000,000.00	自有資金及金融機構借款	113%
王老吉污水處理站改造工程	400,000.00	自有資金	140%
王老吉鍋爐改造工程	600,000.00	自有資金	67%
王老吉提取車間改造工程	1,700,000.00	自有資金	136%
王老吉丸劑車間	11,000,000.00	自有資金及募股資金	87%
王老吉健脾理腸片暗瘡片技改	17,800,000.00	自有資金及金融機構借款	56%
王老吉自製人丹包裝機	250,000.00	自有資金	4%

(2) 在建工程本期變動如下：

工程名稱	年初數	本期增加額	本期轉入固定資產	本期出售	本期其他減少	期末數	期末減值準備餘額
星群易地遷廠改造	1,727,686.68	1,306,122.87	1,160,041.53	—	4,359.60	1,869,408.42	—
星群製劑車間三期工程	16,364,402.15	554,314.14	—	—	—	16,918,716.29	—
星群機修車間二期工程	450,446.32	—	—	—	—	450,446.32	—
中一除塵工程	80,000.00	—	—	—	—	80,000.00	80,000.00
中一雲埔廠房易地改造	74,743,400.45	20,510,795.98	—	—	—	95,254,196.43	—
陳李濟易地擴建	1,336,275.76	—	251,065.42	—	1,085,210.34	—	—
陳李濟中藥材提取基地	7,692.00	—	—	—	—	7,692.00	—
陳李濟產品技改工程	13,306,720.51	488,257.40	—	—	—	13,794,977.91	—
陳李濟產品陳列館	1,923,248.86	2,671,493.19	—	—	—	4,594,742.05	—
陳李濟噪聲改造工程	36,100.00	—	—	—	—	36,100.00	—
陳李濟電纜改造工程	—	120,000.00	—	—	—	120,000.00	—
陳李濟中醫藥博物園	—	45,029.00	—	—	—	45,029.00	—
漢方從化基地建設	40,110,014.39	8,994,039.89	—	—	—	49,104,054.28	—
漢方設備安裝工程	1,253,927.00	2,467,649.60	935,483.00	—	—	2,786,093.60	—
敬修堂機器設備預付款	2,119,798.60	1,657,968.78	—	—	—	3,777,767.38	—
敬修堂安必克設備	50,000.00	—	—	—	—	50,000.00	—
敬修堂栓劑灌裝生產線	3,952,666.48	63,500.00	—	—	—	4,016,166.48	—
敬修堂追風透骨丸灌裝生產線	6,832,257.64	398,833.45	—	—	—	7,231,091.09	—
敬修堂GMP工程改造	1,727,864.16	—	—	—	—	1,727,864.16	—
敬修堂萬花油GMP項目	2,955,553.43	55,000.00	—	—	—	3,010,553.43	—
敬修堂污水處理池	558,281.00	—	—	—	—	558,281.00	—
潘高壽電腦設備	—	71,410.00	—	—	—	71,410.00	—
潘高壽GMP改造工程	65,603,308.09	18,999,925.38	84,524,663.47	—	78,570.00	—	—
王老吉廠內維修工程	394,000.00	100,000.00	—	—	—	494,000.00	—
王老吉製劑GMP車間工程	—	3,170,756.89	76,600.00	—	—	3,094,156.89	—
王老吉污水處理站改造工程	597,102.39	316,200.00	—	—	—	913,302.39	—
王老吉鍋爐改造工程	101,851.96	331,734.35	—	—	—	433,586.31	—
王老吉提取車間改造工程	—	450,782.69	—	—	—	450,782.69	—
王老吉丸劑車間	100,000.00	—	—	—	—	100,000.00	—
王老吉健脾理腸片暗瘡片技改	379,435.00	323,000.00	323,000.00	—	—	379,435.00	—
王老吉自製人丹包裝機	—	9,468.26	—	—	—	9,468.26	—
醫藥公司黃金圍物流配送中心	42,809,559.61	10,603,737.90	48,273,980.03	—	5,139,317.48	—	—
健民伊人天地	210,940.00	954,282.88	—	—	—	1,165,222.88	—
采芝林嘉鴻花園商鋪	2,179,473.00	—	—	—	—	2,179,473.00	—
采芝林萬豐花園	84,500.00	—	—	—	—	84,500.00	—
中藥飲片廠GMP工程	2,955,874.12	64,261.20	2,859,531.80	—	152,263.52	8,340.00	—
醫藥進出口ERP項目	97,909.45	—		—	—	97,909.45	—
拜迪防雷工程	26,249.13	—	26,249.13	—	—	—	—
拜迪GMP改造工程	62,862.00	—	—	—	—	62,862.00	—
拜迪設備安裝	1,283,400.00	—	—	—	—	1,283,400.00	—
拜迪設備安裝	61,681.00	205,791.00	84,083.00	—	—	183,389.00	—
環葉開發區辦公樓工程	246,936.00	—	—	—	—	246,936.00	—
環葉開發區固體製劑車間工程	2,340,041.06	75,000.00	—	—	—	2,415,041.06	—
環葉芳村廠區改造	64,675.58	61,653.93	—	—	—	126,329.51	—
環葉開發區原料藥車間工程	—	500,000.00	—	—	—	500,000.00	—
盈邦倉庫工程	—	485,411.24	—	—	—	485,411.24	—
盈康GMP製劑辦公綜合樓	—	9,845,777.81	—	—	—	9,845,777.81	—
盈康GMP設備採購安裝及車間技改	—	8,377,911.87	—	—	—	8,377,911.87	—
奇星新創舉大廈辦公樓	16,872,455.01	980,977.10	17,853,432.11	—	—	—	—
天保糖果車間淨化改造工程	—	250,000.00	—	—	—	250,000.00	—
天保製劑車間管線改造工程	—	400,000.00	—	—	—	400,000.00	—
	306,008,588.83	95,911,086.80	156,368,129.49	—	6,459,720.94	239,091,825.20	80,000.00

(3) 由於中一除塵工程長期停建且在可預見的將來不會重新開工，本集團本期末對該工程全額提取減值準備80,000元；

(4) 在建工程所包含的借款費用資本化金額如下：

工程名稱	年初數	本期增加數	本期轉入固定資產	其他減少數	期末數
中藥飲片廠GMP工程	62,540.00	—	—	—	62,540.00
盈康GMP製劑辦公綜合樓	—	36,049.00	—	—	36,049.00
	62,540.00	36,049.00	—	—	98,589.00

(2) 無形資產本期變動情況如下：

項目名稱	年初數	本期增加數	本期攤銷數	累計攤銷額	期末數	期末減值準備餘額
南洲路新廠房土地	3,786,878.29	—	44,188.83	558,356.54	3,742,689.46	
人民路舊廠房土地	2,310,756.19	—	27,414.31	403,260.12	2,283,341.88	
觀綠路34號土地	34,641.01	—	445.09	6,678.03	34,195.92	
多寶路昌華新街32號、中山八路石桂里3號土地	1,201,796.00	—	34,332.00	298,358.00	1,167,464.00	
杉木欄路77號土地	171,005.98	—	1,992.00	30,186.02	169,013.98	
叢桂路叢桂新街土地	210,743.29	—	2,454.76	37,188.47	208,288.53	
寧溪橫街19—29號土地	1,374,074.73	—	17,547.26	261,539.91	1,356,527.47	—
廣州市北京路194號土地	2,103,897.15	—	23,625.81	282,309.74	2,080,271.34	—
廣州大道南1688號土地	23,585,391.88	—	270,061.74	3,690,843.78	23,315,330.14	—
廣州大道南1688號門口土地	262,261.47	—	3,091.75	66,648.30	259,169.72	—
松崗廠區土地	1,775,391.73	—	22,192.38	18,664,770.65	1,753,199.35	—
南海黃岐土地	3,229,630.94	—	41,317.26	901,686.32	3,188,313.68	—
番禺東沙開發區土地	13,732,928.00	—	159,470.19	2,373,561.19	13,573,457.81	—
白雲區江村廠房土地	3,083,094.45	—	35,437.86	415,435.41	3,047,656.59	—
十二甫新街土地	3,185,007.75	—	47,419.58	371,452.83	3,137,588.17	—
北京路328號土地	1,100,048.36	—	16,337.34	223,276.98	1,083,711.02	—
和平西路136—138號土地	1,393,929.92	—	20,753.28	162,567.36	1,373,176.64	—
黃金圍倉庫土地	954,580.71	—	14,212.14	111,328.43	940,368.57	—
大同路103土地	14,792,137.76	—	247,636.12	3,384,361.36	14,544,501.64	—
新洲倉庫A區土地	916,860.56	—	10,967.04	190,810.48	905,893.52	—
新洲倉庫B區土地	2,265,011.14	—	21,241.80	432,371.66	2,243,769.34	480,700.24
塞壩口倉庫土地	336,511.16	—	4,025.16	70,032.00	332,486.00	—
長安倉庫土地	94,341.05	—	1,274.16	21,608.11	93,066.89	—
九佛倉庫土地	52,500.57	—	814.20	13,449.63	51,686.37	—
上九路85號土地	2,576,542.99	—	79,038.46	698,288.80	2,497,504.53	—
鴻昌大街26號土地	258,366.73	—	3,090.48	53,769.75	255,276.25	—
寶華北20號土地	131,857.06	—	2,044.86	33,778.80	129,812.20	—
濱江西44號土地	474,988.64	—	6,415.14	108,792.50	468,573.50	—
西華路54號土地	19,171.60	—	215.40	2,584.80	18,956.20	—
洪德路69號土地	56,075.41	—	623.04	3,115.27	55,452.37	—
大新路265號土地	283,931.58	—	4,126.92	50,348.34	279,804.66	—
廣紙路22號土地	93,813.05	—	1,363.00	16,581.95	92,450.05	—
沙園三街南1號土地	31,938.92	—	463.95	5,645.03	31,474.97	—
同福中路龍導通津29號土地	23,269.57	—	338.03	4,113.46	22,931.54	—
芳村塞壩路12號土地	1,533,531.43	—	17,645.22	248,636.69	1,515,886.21	—
新港中路赤崗北街33號土地	1,579,759.20	—	17,552.88	193,081.68	1,562,206.32	—
番禺東升工業區5號土地	2,267,419.10	—	30,390.60	841,069.41	2,237,028.50	—
馬洛替脂乳劑技術	1,462,500.00	—	75,000.00	112,500.00	1,387,500.00	—
泛昔洛韋軟膠囊技術	456,000.00	—	24,000.00	48,000.00	432,000.00	—
新藥技術轉讓費	949,996.00	—	50,004.00	100,008.00	899,992.00	—
湖北安康銷售網絡及商標使用權	—	1,200,000.00	30,000.00	30,000.00	1,170,000.00	—
醫藥公司黃金圍物流工程軟體	—	5,005,079.55	83,417.99	83,417.99	4,921,661.56	—
盈康系列商標	—	3,807,722.31	—	—	3,807,722.31	—
浪城財務軟體	528,775.30	—	34,740.12	1,155,711.73	494,035.18	485,451.22
	94,681,356.67	10,012,801.86	1,528,722.15	36,761,525.52	103,165,436.38	966,151.46

本集團按可收回現金低於賬面價值的部分提取無形資產減值準備。

18. **應付賬款**

期末應付賬款餘額中，並無欠持本公司5%(含5%)以上表決權股份股東的款項。

19. **預收賬款**

期末並無預收持本公司5%(含5%)以上表決權股份股東的款項。

20. **應付股利**

股東名稱	期末數	欠付原因
國家股	30,780,000.00	已於二零零四年七月派發
境內公眾股	4,680,402.71	已於二零零四年七月派發
	35,460,402.71	

本報告期期末餘額比年初增加317,133.03%是由於本報告期內未向境內股東派發已宣佈的二零零三年股利，而該項股利已於二零零四年七月派發。

21. **應交稅金**

稅種	期末數	年初數
營業稅	**309,602.45**	912,882.34
增值稅	**6,656,821.07**	(27,869,188.13)
城市維護建設稅	**1,129,488.63**	948,807.24
企業所得稅	**19,756,662.81**	44,824,745.71
房產稅	**323,898.16**	273,815.82
代扣稅金	**196,987.54**	2,318,100.42
其他	**151,382.13**	196,227.07
	28,524,842.79	21,605,390.47

22. **其他應交款**

項目	附註	期末數	年初數
教育費附加	(1)	**491,735.89**	410,733.97
市區堤圍防護費	(2)	**2,424,790.37**	2,216,500.01
其他		**65,479.31**	24,361.13
		2,982,005.57	2,651,595.11

(1) 教育費附加按增值稅、營業稅及消費稅額的3%計繳；

(2) 本集團的商品流通批發企業按應稅(增值稅、營業稅、消費稅及資源稅)收入的0.05%計繳市區堤圍防護費，外商投資企業按0.09%計繳，其他企業按0.13%計繳。

26. **長期借款**

貸款單位	借款起止期	年利率%	期末數	借款條件
中國工商銀行廣州市第一支行	2003.07.22-2005.07.21	4.94%	20,000,000.00	信用擔保
中國工商銀行廣州市第一支行	2004.01.19-2006.01.18	4.94%	20,000,000.00	信用擔保
中國工商銀行廣州十三行支行	2003.01.06-2006.01.02	5.49%	59,500,000.00	抵押
中國建設銀行廣州荔灣支行	2002.12.02-2005.12.02	5.44%	27,680,000.00	保證
			127,180,000.00	

27. **長期應付款**

債權人	款項內容	期末數	年初數
廣州市財政局	國家股股利	**2,733,854.00**	2,732,919.49
廣西財政廳	國家股股利	**2,264,426.47**	—
其他		**26,187.74**	883,863.68
		5,024,468.21	3,616,783.17

28. **專項應付款**

款項內容	期末數	年初數
政府撥給的科技基金	**29,695,078.99**	28,402,491.94
政府貼息撥款	**11,386,230.79**	16,926,405.54
技術出口發展專項資金	**1,567,019.07**	925,000.00
GMP易地改造排污費支出項目	**640,000.00**	640,000.00
	43,288,328.85	46,893,897.48

29. **股本**

類別	年初數	本期增加	本期減少	期末數
國家股	513,000,000.00	—	—	**513,000,000.00**
境內普通股	78,000,000.00	—	—	**78,000,000.00**
境外普通股	219,900,000.00	—	—	**219,900,000.00**
	810,900,000.00	—	—	**810,900,000.00**

30. **資本公積**

類別	年初數	本期增加	本期減少	期末數
股本溢價	916,129,772.47	—	—	**916,129,772.47**
接受捐贈非現金資產準備	1,773,107.29	—	—	**1,773,107.29**
接受捐贈現金捐贈	219,652.84	—	—	**219,652.84**
撥款轉入	14,459,816.32	—	—	**14,459,816.32**
其他資本公積	186,615,960.40	1,066,935.10	—	**187,682,895.50**
外幣資本折算差額	373,893.09	—	—	**373,893.09**
	1,119,572,202.41	1,066,935.10	—	**1,120,639,137.51**

資本公積本期增加是由於本公司下屬子公司廣州醫藥有限公司財政撥款轉入。

35. **其他業務利潤**

項目	本期累計數	上年同期累計數
其他業務收入		
資產出租	**15,931,695.49**	16,487,004.54
材料銷售	**1,209,729.70**	491,483.77
諮詢費收入	**2,677,270.40**	1,772,101.10
倉儲費及會議費	**178,525.60**	2,280,906.04
宣傳費收入	**673,028.75**	—
加盟店管理費	**86,000.00**	—
商標費收入	**55,950.00**	80,374.71
其他	**1,628,858.37**	1,449,083.06
	22,441,058.31	22,560,953.22
其他業務成本		
資產出租	**2,158,176.22**	2,072,668.39
材料銷售	**724,883.15**	145,172.00
應計税金及附加	**353,083.58**	397,116.88
住房服務費	**74,606.56**	101,992.74
其他	**742,156.52**	396,092.87
	4,052,906.03	3,113,042.88
其他業務利潤	**18,388,152.28**	19,447,910.34

36. **財務費用**

項目	本期累計數	上年同期累計數
利息支出	**20,652,106.09**	17,712,685.44
利息收入	**(4,089,867.83)**	(8,929,974.78)
匯兑淨損失	**34,849.88**	—
金融機構手續費	**1,081,742.63**	963,079.87
其他	**6,150.00**	164.04
	17,684,980.77	9,745,954.57

財務費用本期累計比上年同期增加81.46%是由於：

(1) 本期長期借款餘額較年初增加約20%，使相應的利息支出增加；

(2) 本集團屬下子公司本期向銀行出讓應收賬款約20,000萬元，增加了貼現利息支出。

37. **投資收益**

項目	本期累計數	上年同期累計數
(1) 短期投資		
股票投資	**1,157,131.62**	566,156.16
債權投資	**(1,181,716,07)**	850,220.62
(2) 其他股權投資		
成本法	**391,450.95**	280,536.31
權益法	**(1,144,307.00)**	(1,820,286.80)
	(777,440.50)	(123,373.71)

七、 母公司會計報表主要項目附註：

1. 其他應收款

		期末數		
賬齡	餘額	佔總額比例	壞賬準備	計提比例
1年以內	119,721,375.14	31.33%	—	—
1-2年	55,754,549.35	14.59%	—	—
2-3年	69,954,760.22	18.31%	—	—
3-4年	68,210,378.37	17.85%	—	—
4-5年	29,065,855.76	7.61%	—	—
5年以上	39,402,043.54	10.31%	502,043.54	1.27%
	382,108,962.38	100.00%	502,043.54	0.13%

		年初數		
賬齡	餘額	佔總額比例	壞賬準備	計提比例
1年以內	129,998,940.69	40.65%	—	—
1-2年	24,461,984.40	7.65%	—	—
2-3年	82,625,413.97	25.84%	—	—
3-4年	22,298,715.76	6.97%	—	—
4-5年	59,900,000.00	18.73%	—	—
5年以上	502,843.54	0.16%	502,043.54	99.84%
	319,787,898.36	100.00%	502,043.54	0.16%

其他應收款中包括廣藥集團欠本公司的款項6,087,542.19元。

2. 長期股權投資

被投資公司名稱	股權比例	初始投資額	本期權益法增減額	累計權益法增減額	期末數
廣州星群(藥業)股份有限公司	88.99%	125,322,318.71	(11,351,575.71)	43,833,299.69	169,155,618.40
廣州中一藥業有限公司	90.36%	156,209,321.79	(3,681,092.11)	140,724,213.10	296,933,534.89
廣州陳李濟藥廠	100.00%	98,465,344.60	(3,272,995.11)	87,806,909.20	186,272,253.80
廣州漢方現代中藥研究開發有限公司	54.04%	45,000,000.00	(68,543.51)	(6,589,110.66)	38,410,889.34
廣州奇星藥廠	100.00%	126,775,482.62	(158,524.28)	36,254,261.87	163,029,744.49
廣州敬修堂(藥業)股份有限公司	88.40%	101,489,814.94	1,778,737.37	(10,898,306.36)	90,591,508.58
廣州潘高壽藥業股份有限公司	87.77%	144,298,132.51	(2,916,353.19)	8,566,875.17	152,865,007.68
廣州王老吉藥業股份有限公司	92.48%	102,035,124.44	(3,234,813.68)	25,472,250.15	127,507,374.59
廣州醫藥有限公司	90.09%	230,189,155.53	(306,254.19)	121,862,828.47	352,051,984.00
廣州市藥材公司	100.00%	69,051,978.34	(47,356,179.77)	(24,177,019.13)	44,874,959.21
廣州市醫藥進出口公司	100.00%	17,957,328.73	512,907.33	2,376,757.07	20,334,085.80
廣州拜迪生物醫藥有限公司	94.86%	66,500,000.00	(3,292,395.30)	(10,135,900.62)	56,331,459.36
廣州環葉製藥有限公司	59.70%	15,331,246.76	26,649.97	7,480.75	15,289,110.45
廣州廣藥盈邦營銷有限公司	51.00%	3,888,713.99	313,801.23	313,801.23	4,122,048.16
廣西盈康藥業有限責任公司	51.00%	21,717,000.00	(31,190.62)	(31,190.62)	21,667,016.89
金鷹基金管理有限公司	20.00%	20,000,000.00	(752,023.10)	(5,423,399.70)	14,576,600.30
暨華醫療器械責任有限公司公司	24.00%	4,200,000.00	(182,073.11)	(1,210,020.32)	2,989,979.68
廣州金申醫藥科技有限公司	38.%	765,000.00	—	—	765,000.00
南海市南方包裝有限公司	21.42%	30,000,000.00	—	—	30,000,000.00
國藥集團工業股份有限公司	10.00%	8,000,000.00	—	—	8,000,000.00
中國光大銀行	0.30%	10,725,000.00	—	—	10,725,000.00
			(73,971,917.78)	408,753,729.29	1,806,493,175.62

(2) **存在控制關係的關聯方的註冊資本(實收資本)及其變化**

貨幣單位：人民幣萬元

企業名稱	年初數	本期增加數	本期減少數	期末數
廣州醫藥集團有限公司	100,770	—	—	100,770
廣州星群(藥業)股份有限公司	7,717	—	—	7,717
廣州中一藥業有限公司	16,600	—	—	16,600
廣州陳李濟藥廠	9,400	—	—	9,400
廣州奇星藥廠	8,242	—	—	8,242
廣州敬修堂(藥業)股份有限公司	8,623	—	—	8,623
廣州潘高壽藥業股份有限公司	6,544	—	—	6,544
廣州王老吉藥業股份有限公司	10,638	—	—	10,638
廣州醫藥有限公司	22,200	—	—	22,200
廣州市藥材公司	6,970	—	—	6,970
廣州市醫藥進出口公司	1,500	—	—	1,500
廣州環葉製藥有限公司	600	—	—	600
廣州漢方現代中藥研究開發有限公司	8,328	—	—	8,328
廣州拜迪生物醫藥有限公司	7,010	—	—	7,010
廣州廣藥盈邦營銷有限公司	1,841	—	—	1,841
廣西盈康藥業有限責任公司	1,125	2,609	—	3,734

(3) **存在控制關係的關聯方所持股份及其變化**

貨幣單位：人民幣萬元

企業名稱	年初數		本期增加數		本期減少數		期末數	
	金額	%	金額	%	金額	%	金額	%
廣州醫藥集團有限公司	51,300	63.26	—	—	—	—	51,300	63.26
廣州星群(藥業)股份有限公司	6,867	88.99	—	—	—	—	6,867	88.99
廣州中一藥業有限公司	15,000	90.36	—	—	—	—	15,000	90.36
廣州陳李濟藥廠	9,400	100	—	—	—	—	9,400	100
廣州奇星藥廠	8,242	100	—	—	—	—	8,242	100
廣州敬修堂(藥業)股份有限公司	7,623	88.4	—	—	—	—	7,623	88.4
廣州潘高壽藥業股份有限公司	5,744	87.78	—	—	—	—	5,744	87.78
廣州王老吉藥業股份有限公司	9,838	92.48	—	—	—	—	9,838	92.48
廣州醫藥有限公司	20,000	90.09	—	—	—	—	20,000	90.09
廣州市藥材公司	6,970	100	—	—	—	—	6,970	100
廣州市醫藥進出口公司	1,500	100	—	—	—	—	1,500	100
廣州環葉製藥有限公司	358	59.7	—	—	—	—	358	59.7
廣州漢方現代中藥研究開發有限公司	4,500	54.04	—	—	—	—	4,500	54.04
廣州拜迪生物醫藥有限公司	6,650	94.87	—	—	—	—	6,650	94.87
廣州廣藥盈邦營銷有限公司	—	—	389	51	—	—	389	51
廣西盈康藥業有限責任公司	—	—	2,172	51	—	—	2,172	51

(3) 銷售貨物

貨幣單位：人民幣千元

公司名稱	本期累計數	上年同期累計數
廣州僑光製藥廠	**20,674**	16,114
廣州明興製藥廠	**393**	14
廣州天心藥業股份有限公司	**8,659**	7,584
廣州何濟公製藥廠	**732**	963
廣州光華藥業股份有限公司	**1,567**	64
廣州衛生材料廠	**692**	690
廣州華南醫療器械有限公司	—	1
廣州醫藥物資供應公司	**13**	—
廣州醫藥經濟拓展公司	—	99
廣州中富藥業有限公司	—	1,007
廣州醫藥工業研究所	—	24
廣州白雲山製藥總廠	**5,196**	13,347
廣州白雲山中藥廠	**514**	720
廣州白雲山外用藥廠	**344**	—
	38,784	40,626

以上銷售業務均採用政府的定價或按政府規定的定價方法制定的交易價格進行。

(4) 應收應付款項

		期末數	年初數
應收賬款	廣州僑光製藥廠	**15,780**	5,572
	廣州明興製藥廠	**284**	288
	廣州天心藥業股份有限公司	**3,829**	3,140
	廣州何濟公製藥廠	**224**	18
	廣州光華藥業股份有限公司	**628**	434
	廣州衛生材料廠	**509**	329
	廣州醫藥經濟拓展公司	—	26
	廣州中富藥業有限公司	—	188
	廣州白雲山製藥總廠	**9,629**	7,766
	廣州白雲山中藥廠	**1,011**	852
	廣州白雲山外用藥廠	**14**	—
應付賬款	廣州僑光製藥廠	**1,443**	987
	廣州明興製藥廠	**1,377**	487
	廣州天心藥業股份有限公司	**558**	438
	廣州何濟公製藥廠	**106**	106
	廣州光華藥業股份有限公司	**1,226**	782
	廣州衛生材料廠	**422**	962
	廣州華南醫療器械有限公司	—	23
	廣州醫藥物資供應公司	**470**	22
	廣州醫藥經濟拓展公司	—	17
	保聯拓展公司	**5,833**	361
	廣州中富藥業有限公司	**67**	—
	廣州醫藥工業研究所	—	18
	廣州白雲山製藥總廠	**90**	47
	廣州白雲山中藥廠	**159**	297

(8) 預付租金

根據本公司與廣藥集團於一九九八年八月二十八日簽訂的協議書，廣藥集團同意本公司租用其擴建的新辦公大樓的部分場地。本公司支付的租金按當時的市場租賃價格折讓38%計算。由於廣藥集團需要資金進行辦公樓擴建工程，本公司已根據上述協議書的規定向廣藥集團預付租金人民幣6,000,000.00元。廣藥集團承諾該款項僅用於辦公樓的建設，並可抵扣應付的租金。租賃年期應不少於10年或直至預付租金完全抵扣為止，以較長者為準。截至二零零四年六月三十日止，尚有預付租金餘額人民幣5,172,000元。

(9) 本公司與廣藥集團於二零零四年二月六日簽訂《產權交易合同》，廣藥集團將其持有的廣州廣藥盈邦營銷有限公司51%的股權轉讓給本公司。本公司於二零零四年二月二十七日將股權受讓價款人民幣3,888,713.99元一次性支付給廣州醫藥集團，從而取得廣州廣藥盈邦營銷有限公司51%的股權。

十、 或有事項

截至二零零四年六月三十日止，本集團沒有重大或有事項。

十一、承諾事項

截至二零零四年六月三十日止，本集團的重要承諾事項如下：

貨幣單位：人民幣千元

	期末數	**年初數**
已簽約但未撥付的款項	**226,711**	231,001
已批准但未簽約的承諾	**143,237**	135,692

十二、資產負債表日後事項中的非調整事項

截至報告日止，本集團沒有重大資產負債表日後事項中的非調整事項。

十三、債務重組事項

截至二零零四年六月三十日止，本集團沒有發生債務重組事項。

十四、非貨幣性交易

截至二零零四年六月三十日止，本集團沒有發生非貨幣性交易事項。

	說明	二零零四年 一至六月 (未經審計)	二零零三年 一至六月 (未經審計)
按中國會計準則及制度編製之淨利潤		**31,809**	93,613
無形資產之攤銷	1	**(5,223)**	(5,223)
固定資產重估增值部分所計提之折舊	2	**(988)**	(988)
沖銷多計提的研究開發費用		—	3,062
需通過利潤表確認之政府補助收入	3	**1,100**	—
計提之過渡性醫療保險	4	**2,738**	999
計提/(支銷)之遞延稅款	5	**7,449**	(1,426)
本期間回轉的壞賬準備		—	1,042
少數股東權益的變動差異	6	**(2,809)**	23
按香港普遍採納之會計原則 編製之股東應佔盈利		**34,076**	91,102

差異說明：

1. 此項目乃職工住房改造款，為二零零零年廣州藥業及其附屬企業(「合稱本集團」)職工向本集團購買職工住房發生之房改損失。按照香港普遍採納之會計原則，此項損失視為無形資產，按職工的平均剩餘服務年限，即十年，按直線法平均攤銷。按中國會計準則及制度，相關損失調整當年年初未分配利潤。

2. 本集團在一九九七年H股上市時，本集團資產由一國際評估師進行重估。該重估增值已反映於按香港普遍採納之會計原則編製之賬目中，而不被反映在按中國會計準則及制度編製之賬目中。按香港普遍採納之會計原則計提的折舊數是按經重估後的價值為基準，所以計提數大於按中國會計準則及制度計提的折舊。

3. 本集團在按中國會計準則及制度編製的賬目中形成固定資產的政府撥款確認為資本公積，而按香港普遍採納之會計原則編製的賬目中，該等補助收入遞延，並於有關資產之預計可用年限以直線法計入損益賬。

4. 於二零零一年十二月一日，根據廣州市人民政府頒佈的《廣州市城鎮職工基本醫療保險試行辦法》，本集團參加了由廣州市人民政府統籌的醫療保險計劃。按香港普遍採納之會計原則要求，就退休及將退休職工過往的服務之醫療保險均應作為以前年度之費用，而在按中國會計準則及制度編製的賬目中，此項醫療保險將在其實際支付時確認為費用。香港普遍採納之會計原則不採納現金收付實現制。

5. 本集團在按中國會計準則及制度編製的賬目中未計提遞延稅款，而在按香港普遍採納之會計原則編製的賬目中，採用負債法就所有之短暫時差作全數撥備遞延稅款負債，就有可能將未來應課稅盈利與可動用之短暫時差抵消確認遞延稅款資產。

6. 由於上述調整使按香港普遍採納之會計原則與中國會計準則及制度計算之淨利潤／股東應佔盈利存在差異，因而引致少數股東權益產生差異。

簡明綜合資產負債表
二零零四年六月三十日及二零零三年十二月三十一日結算

	附註	未經審計 二零零四年 六月三十日 人民幣千元	經審計 二零零三年 十二月三十一日 人民幣千元
非流動資產			
無形資產	七	**61,045**	61,483
固定資產與在建工程	七	**1,599,149**	1,537,846
聯營公司權益		**6,342**	5,292
非買賣證券		**68,714**	68,873
遞延税項資產	十四	**63,657**	56,533
		1,798,907	1,730,027
流動資產			
存貨		**846,593**	1,067,900
貿易及其他應收款	八	**1,610,099**	1,289,775
買賣證券		**18,840**	49,500
銀行結餘及現金		**861,061**	816,889
		3,336,593	3,224,064
流動負債			
貿易及其他應付款	九	**1,438,111**	1,271,128
應付税款		**19,757**	44,825
長期負債之一年內應償還額	十	**20,000**	30,000
短期銀行貸款	十一	**689,120**	664,230
		2,166,988	2,010,183
流動資產淨額		**1,169,605**	1,213,881
總資產減流動負債		**2,968,512**	2,943,908
資金來源：			
股本	十二	**810,900**	810,900
儲備		**1,725,939**	1,740,517
股東權益		**2,536,839**	2,551,417
少數股東權益		**210,838**	182,627
非流動負債			
長期負債	十	**127,180**	107,180
僱員福利	十三	**50,155**	58,858
遞延税項負債	十四	**43,500**	43,826
		2,968,512	2,943,908

簡明綜合現金流量表
截至二零零四年六月三十日止六個月

	未經審計 截至六月三十日止六個月	
	二零零四年	二零零三年
	人民幣千元	*人民幣千元*
經營活動之現金流入淨額	**126,797**	44,982
投資活動之現金流出淨額	**(117,296)**	(174,323)
理財活動之現金流入淨額	**34,671**	22,700
現金及現金等價物之增加/(減少)	**44,172**	(106,641)
一月一日之現金及現金等價物	**816,889**	998,784
六月三十日之現金及現金等價物	**861,061**	892,143
現金及現金等價物餘額分析：		
銀行結餘及現金	**861,061**	892,143

	截至二零零三年六月三十日止六個月					
	製造	批發	零售	進出口	抵銷	集團
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
營業額						
外部	970,509	2,315,062	190,793	101,068	—	3,577,432
內部	27,122	109,939	4,140	—	(141,201)	—
總計	997,631	2,425,001	194,933	101,068	(141,201)	3,577,432
分部業績	143,929	45,386	6,175	1,693	(13,113)	184,070
未分配成本						(6,665)
經營盈利						177,405
理財成本						(15,607)
應佔盈利減虧損						
共同控制實體	(225)					(225)
聯營公司	161					161
除稅前盈利						161,734
稅項						(62,227)
少數股東權益						(8,405)
股東應佔盈利						91,102

三 經營盈利

經營盈利已扣除下列項目：

	截至六月三十日止六個月	
	二零零四年	二零零三年
	人民幣千元	人民幣千元
固定資產折舊及攤銷	**57,772**	48,172
無形資產之攤銷	**5,446**	5,223
出售固定資產損失	**2,057**	1,676
非買賣證券減值支出	**752**	—
將存貨撇減至可變現淨值	**24,494**	—
員工成本	**299,976**	284,583

四 稅項

中國企業所得稅乃按照本期內估計應課稅盈利依稅率33% (二零零三年：33%) 提撥準備。本集團屬下於中國以外地方成立的公司乃根據彼等經營的國家的稅務法律按應課稅收入繳付所得稅。

在簡明綜合損益表支銷之稅項如下：

	截至六月三十日止六個月	
	二零零四年	二零零三年
	人民幣千元	人民幣千元
當期稅項：		
中國企業所得稅	**52,938**	60,757
由暫時性差異產生及撥回之遞延稅項	**(7,450)**	1,426
	45,488	62,183
應佔聯營公司之稅項	**—**	44
稅項支出	**45,488**	62,227

附註：於二零零四年六月三十日，貿易應收款扣除壞賬準備之賬齡分析如下：

	二零零四年 六月三十日 人民幣千元	二零零三年 十二月三十一日 人民幣千元
六個月內	**1,130,992**	860,302
六個月到一年	**43,684**	53,452
一年以上	**35,475**	16,974
	1,210,151	930,728

由賒銷所產生的貿易應收款一般可享有一至三個月的信貸期。

九　貿易及其他應付款

	二零零四年 六月三十日 人民幣千元	二零零三年 十二月三十一日 人民幣千元
貿易應付款(注釋)	**892,470**	857,682
其他應付款及應計費用	**529,047**	399,684
應付最終控股公司與同系附屬公司	**16,594**	13,762
	1,438,111	1,271,128

附註：於二零零四年六月三十日，貿易應付款之賬齡分析如下：

	二零零四年 六月三十日 人民幣千元	二零零三年 十二月三十一日 人民幣千元
一年以內	**841,376**	811,038
一至兩年內	**19,444**	17,399
兩年以上	**31,650**	29,245
	892,470	857,682

十　長期負債

	二零零四年 六月三十日 人民幣千元	二零零三年 十二月三十一日 人民幣千元
銀行貸款		
有抵押	**59,500**	59,500
無抵押	**87,680**	77,680
	147,180	137,180
減：一年內應償還額	**(20,000)**	(30,000)
	127,180	107,180

於二零零四年六月三十日，本集團銀行貸款應付分析如下：

	二零零四年	二零零三年
一年內	**20,000**	30,000
第二年	**67,680**	47,680
第三至第五年	**59,500**	59,500
	147,180	137,180

(c) **醫療保險計劃**

根據廣州市人民政府於二零零一年十二月一日頒佈的《廣州市城鎮職工基本醫療保險試行辦法》，本公司及在廣州市成立的附屬公司須參加由廣州市人民政府統籌的醫療保險計劃。在登記後一個月，在職及退休員工可享受此等醫療福利。

就每年應為僱員繳納之醫療保險供款，本集團根據僱員受雇年限按上年度本集團僱員平均工資或上年度廣州市職工平均工資的7.5%至8%計繳。

(d) **住房補貼計劃**

本集團根據二零零二年七月一日的董事會決議，從二零零二年七月一日起為本公司及在中國境內成立的附屬公司的僱員提供住房補貼，前提是本公司及附屬公司須完成董事會預定之當年稅後利潤預算。然而，當年所支付之住房補貼不可超過實際稅後利潤與預算稅後利潤的差額。

十四 遞延稅款

遞延稅項採用負債法就暫時性差異按主要稅率33%（二零零三年：33%）作全數撥備。

遞延稅項負債/（資產）之變動如下：

	二零零四年六月三十日 人民幣千元	二零零三年十二月三十一日 人民幣千元
期/年初餘額	**(12,707)**	(26,589)
於損益賬（計入）/支銷	**(7,450)**	13,882
期/年末餘額	**(20,157)**	(12,707)

報告期內，遞延稅項資產及負債之變動如下：

遞延稅款資產	**撥備**		**資產減值**		**僱員福利**		**其他**		**合計**	
	2004 人民幣千元	2003 人民幣千元	**2004 人民幣千元**	2003 人民幣千元	**2004 人民幣千元**	2003 人民幣千元	**2004 人民幣千元**	2003 人民幣千元	**2004 人民幣千元**	2003 人民幣千元
於一月一日	**(19,171)**	(25,335)	**(7,349)**	(18,699)	**(21,764)**	(23,387)	**(8,249)**	(5,041)	**(56,533)**	(72,462)
於損益賬（計入）/支銷	**(2,986)**	6,164	**(2,549)**	11,350	**650**	1,623	**(2,239)**	(3,208)	**(7,124)**	15,929
於六月三十日/十二月三十一日	**(22,157)**	(19,171)	**(9,898)**	(7,349)	**(21,114)**	(21,764)	**(10,488)**	(8,249)	**(63,657)**	(56,533)

遞延稅款負債	**固定資產重估**		**研究與開發支出**		**合計**	
	2004 人民幣千元	2003 人民幣千元	**2004 人民幣千元**	2003 人民幣千元	**2004 人民幣千元**	2003 人民幣千元
於一月一日	**43,826**	44,478	**—**	1,395	**43,826**	45,873
於損益賬計入	**(326)**	(652)	**—**	(1,395)	**(326)**	(2,047)
於六月三十日/十二月三十一日	**43,500**	43,826	**—**	—	**43,500**	43,826

十七 有關連人士交易

本集團在正常業務範圍內進行之重要有關連人士交易摘要如下：

	附註	截至六月三十日止六個月 二零零四年 人民幣千元	 二零零三年 人民幣千元
最終控股公司			
商標使用費	a	**4,310**	3,536
服務費	b	**450**	426
福利設施服務費	c	**135**	198
租金支出	d	**907**	1,297
於附屬公司之資本性投資	e	**3,889**	25,634
共同控制實體			
銷售半製成品	f	**—**	551
聯營公司			
銷售製成品	f	**—**	1,007
採購製成品及原材料	f	**67**	—
同系附屬公司			
銷售製成品及原材料	f	**38,784**	48,318
採購製成品及原材料	f	**60,883**	81,434

(a) 根據廣州醫藥集團有限公司(「廣藥集團」)與本公司於一九九七年九月一日簽訂之商標許可協議，廣藥集團授予本公司及其附屬公司一項獨佔許可權，本集團於商標許可協議簽訂日期起計十年內可使用三十八個廣藥集團擁有的商標。本公司同意按照本公司及其附屬公司的總銷售淨額的0.1%支付商標使用費。

(b) 根據廣藥集團與本公司於一九九七年九月一日簽訂之綜合服務合同，廣藥集團同意為本集團提供若干福利設施。本集團同意負責經營、管理及維修該等福利設施與及支付按照一九九七年十二月三十一日止年度該等福利設施的總折舊額而釐定的福利設施服務費，並於每年按去年福利設施服務費的10%遞增。此綜合服務合同將於二零零七年十二月三十一日到期。

(c) 根據廣藥集團與本公司於一九九七年九月一日簽訂之職工住房服務合同與及於一九九七年十二月三十一日所發出的補充通告，廣藥集團同意為本集團的員工繼續提供職工住房。本公司同意每年按照該等職工住房賬面淨值的6%支付服務費。此職工住房服務合同將於二零零七年十二月三十一日到期。

(d) 根據廣藥集團與本公司於二零零四年二月六日簽訂之租賃協議及辦公樓租賃協議，廣藥集團授權本集團使用若干樓宇作為貨倉及辦公樓，為期三年半；每年按固定租金收費並會按照由廣州市房地產管理局釐定之標準租金作出調整，加上按實際使用量支付之公用設施及其它雜項費用。該協議將於二零零七年八月三十一日到期。

(e) 報告期內，本公司以現金方式收購於廣藥集團其中一家附屬公司廣州廣藥盈邦營銷有限公司51%的股東權益。

(f) 與共同控制實體，聯營公司及其附屬公司之銷售及採購是以相近於與第三方交易的條款進行的。

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Guangzhou Pharmaceutical Company Limited (the "Company"), you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss however arising from or in reliance upon the whole or any part of the contents of this circular.



GPC **廣州藥業股份有限公司**

Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

(H Share Stock Code: 0874)

DISCLOSEABLE TRANSACTION: DEEMED DILUTION OF SHAREHOLDING INTEREST IN WANGLAOJI PHARMACEUTICAL COMPANY LIMITED

A letter from the Board is set out on pages 3 to 10 of this circular. The respective notices convening the EGM and the separate class meetings of the H Shareholders and the Domestic Shareholders to be held at 45 Sha Mian North Street, Guangzhou City, Guangdong Province, PRC on 30 December 2004 are set out on pages 16 to 22 of this circular.

Whether or not you are able to attend the meeting, you are requested to complete and return the enclosed forms of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 24 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the forms of proxy will not preclude you from attending and voting in person at the meeting or any adjournment thereof should you so wish.

12 November 2004

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Articles of Association"	The articles of association dated 8 November 2004 entered into by the WLJ Shareholders and Golden Force
"Board"	the board of Directors
"Company"	廣州藥業股份有限公司 (Guangzhou Pharmaceutical Company Limited), a company incorporated in the PRC the securities of which are listed on The Stock Exchange of Hong Kong Limited and the Shanghai Stock Exchange
"Directors"	the directors of the Company
"Domestic Shareholders"	the holders of the domestic shares
"EGM"	the extraordinary general meeting of the Shareholders to be convened to consider and approve the Subscription
"Golden Force"	Golden Force Pharmacy Limited, a company incorporated in Hong Kong and its beneficial owners are Independent Third Parties
"Group"	the Company and its subsidiaries
"GPHL"	廣州醫藥集團有限公司 (Guangzhou Pharmaceutical Holdings Limited), a state-owned company incorporated in the PRC and the controlling shareholder of the Company which currently holds about 63.26% shareholding interest in the Company
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"HK$"	Hong Kong Dollars, the official currency of Hong Kong
"H Shareholders"	the holders of the H Shares
"Independent Third Party (Parties)"	an independent third party (parties) which is (are) not connected with the Company, its subsidiaries, the directors, chief executive or substantial shareholders of the Company or its subsidiaries or their respective associates (as defined in the Listing Rules)
"Latest Practicable Date"	11 November 2004, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein



廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

(H Share Stock Code: 0874)

Executive Directors
Mr. YANG Rongming
Mr. ZHOU Yuejin
Mr. FENG Zansheng
Mr. HE Shuhua

Independent non-executive Directors
Mr. WU Zhang
Mr. WONG Hin Wing
Mr. ZHANG Heyong

Supervisors
Mr. CHEN Canying
Mr. OU YANG Qiang
Mr. ZHONG Yugan

Registered office and principal place of business
45 Sha Mian North Street
Guangzhou City
Guangdong Province, PRC

Place of business in Hong Kong
Room 2005, 20th Floor
Tower Two, Lippo Center
89 Queensway
Hong Kong

12 November 2004

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION: DEEMED DILUTION OF SHAREHOLDING INTEREST IN WANGLAOJI PHARMACEUTICAL COMPANY LIMITED

1. INTRODUCTION

The Directors announced on 8 November 2004 that WLJ and Golden Force entered into the Subscription Agreement, whereby Golden Force agreed to subscribe for the Subscription Shares, being 98,378,439 new WLJ Shares, for a total consideration of RMB168,880,000, representing RMB1.71664 per Subscription Share. In addition, on 8 November 2004, the WLJ Shareholders and Golden Force entered into the Shareholders' Agreement and the Articles of Association to record the arrangements agreed between them with regard to inter alia, the Subscription and the management and business of WLJ.

The consideration of RMB1.71664 per Subscription Share represents a premium of approximately 30.74% over the audited net asset value per WLJ Share of about RMB1.313 as at 31 July 2004.

Consideration

The consideration for the Subscription Shares is RMB168,880,000, representing RMB1.71664 per Subscription Share. The total consideration in the amount of RMB168,880,000 will be settled by Golden Force in cash within 90 days after fulfillment of all the conditions set out in the Subscription Agreement.

WLJ intends to apply the proceeds of the Subscription in the manner that (i) approximately RMB45,000,000 will be applied for the expansion and strengthening of existing sales and distribution network of the products of WLJ in the provinces, cities and regions other than Guangdong province of the PRC and development of the sales and distribution network of the products of WLJ in overseas markets; (ii) approximately RMB90,000,000 will be applied for the improvement in the production capacity of WLJ; and (iii) the remaining balance will be designated as additional working capital of WLJ.

The Directors estimate that there will be a gain of approximately RMB17,000,000 arisen from the deemed dilution of the Company's shareholding interest in WLJ as a result of the Subscription.

The terms of the Subscription Agreement, the Shareholders' Agreement and the Articles of Association, including the consideration for the Subscription Shares, were arrived at after arm's length negotiation between the Company, WLJ, the WLJ Shareholders and Golden Force after taking into account (i) the factors set out in the paragraph headed "Reasons for the Subscription" below; (ii) the audited net asset value per WLJ Share as at 31 December 2003 of approximately RMB1.329 per WLJ Share; (iii) the audited net asset value per WLJ Share as at 31 July 2004 of approximately RMB1.313 per WLJ Share; (iv) the nominal value of WLJ Share of RMB1 each; and (v) the valuation of approximately RMB172,000,000 as at 31 July 2004 by GZAA Incorporated (廣州中天衡評估有限公司), which is an Independent Third Party. Since 1999, GZAA Incorporated has obtained approval from State Asset Administration Bureau (國家國有資產管理局) and China Securities Regulatory Commission (中國證券監督管理委員會)for conducting asset valuation for public companies in the PRC. The consideration of RMB1.71664 per Subscription Share represents a premium of approximately 30.74% over the audited net asset value per WLJ Share of about RMB1.313 as at 31 July 2004.

Pursuant to the Subscription Agreement, Golden Force has to place a deposit of RMB8,880,000 with a designated bank account of the Company within 7 days from the date of the Subscription Agreement. The deposit of RMB8,880,000 was paid on 10 November 2004. The deposit and the interest accrued therefrom will be refunded to Golden Force by the third day before settlement of the final instalment of the consideration for the Subscription Shares. If Golden Force fails to pay the consideration for the Subscription Shares within 30 working days after the time it is required to pay the consideration pursuant to the Subscription Agreement, WLJ will forfeit the deposit.

The consideration for the Subscription Shares will be satisfied in the following manner: (i) 30% of the consideration, being RMB50,664,000(equivalent to approximately HK$47,796,000), will be settled within 30 days after fulfillment of all conditions set out in the Subscription Agreement; (ii) 35% of the consideration, being RMB59,108,000 (equivalent to approximately HK$55,762,000), will be settled within 60 days after fulfillment of all conditions set out in the Subscription Agreement; and (iii) the remaining 35% of the consideration, being RMB59,108,000 (equivalent to approximately HK$55,762,000), will be settled within 90 days after fulfillment of all conditions set out in the Subscription Agreement.

Completion

Subject to the fulfillment of all relevant conditions of the Subscription Agreement, completion of the Subscription Agreement is expected to take place on the date when the new business licence of WLJ (reflecting its new registered capital) is issued by Guangzhou Administration of Industrial and Commerce Bureau (廣州市工商行政管理局). It is expected that the new business licence of WLJ will be issued not later than 30 business days from the date when the verification report (驗資報告) is issued by an accountancy firm, which is an Independent Third Party.

3. SHAREHOLDING STRUCTURE OF WLJ

Set out below is the shareholding structure of WLJ immediately before and after completion of the Subscription:

	Immediately before the completion of the Subscription		Immediately after the completion of the Subscription	
WLJ Shareholders	**No. of WLJ Shares**	**Approximate%**	**No. of WLJ Shares**	**Approximate%**
The Company	98,378,439	92.48	98,378,439	48.0465
Staff of WLJ	8,000,000	7.52	8,000,000	3.9070
Golden Force	—	—	98,378,439	48.0465
Total	**106,378,439**	**100.00**	**204,756,878**	**100.00**

4. INFORMATION ON THE GROUP, WLJ AND GOLDEN FORCE

The Group

The Group is principally engaged in (i) manufacture and sales of Chinese patent medicine; (ii) wholesale, retail, import and export of Western and Chinese pharmaceutical products and various medical apparatus; and (iii) research and development of natural medicine and biological medicine in the PRC.

6. GENERAL

As WLJ is a material subsidiary of the Group and the Subscription constitutes a material dilution under Rule 19A.38 of the Listing Rules, the Subscription will become effective upon approvals by a special resolution of the Shareholders at the EGM, and special resolutions of the H Shareholders and the Domestic Shareholders at separate class meetings.

Upon completion of Subscription, WLJ will be converted into a sino-foreign joint stock company for a period of 10 years from the date when the approval for the conversion has been obtained from relevant authorities of the PRC. Upon completion of the Subscription, WLJ will become an associated company of the Group. As a result, the Group will not consolidate WLJ's results, assets and liabilities into the Group's consolidated accounts. However, the subscription price per share is higher than the audited net asset value per WLJ share as at 31 July 2004. The Directors expect that there will be an increase in the net asset value of the Group as a result of the Subscription, but such increase will not be substantial.

The respective notices convening the EGM and the separate class meetings of the H Shareholders and the Domestic Shareholders to be held at 45 Sha Mian North Street, Guangzhou City, Guangdong Province, PRC on 30 December 2004 for the purposes of, inter alia, considering and, if thought fit, approving the Subscription as set out in the section "Notice of EGM", "Notice of the class meeting of H Shareholders" and "Notice of class meeting of Domestic Shareholders" of this circular. The respective proxy forms applicable to the EGM and the separate class meetings of the H Shareholders and the Domestic Shareholders are despatched to the Shareholders together with this circular. Whether or not the Shareholders, the H shareholders or the Domestic Shareholders are able to attend the EGM or the separate class meetings of the H Shareholders and the Domestic Shareholders respectively in person, they are requested to complete and return the proxy form in accordance with the instructions printed thereon as soon as possible but in any event not later then 24 hours before the time appointed for the holding of the EGM and the separate class meetings of the H Shareholders and the Domestic Shareholders respectively. Completion and return of the proxy form will not preclude the Shareholders, the H Shareholders and the Domestic Shareholders from attending and voting at the EGM or the separate class meetings of the H Shareholders and the Domestic Shareholders or any adjournment thereof in person, if they so wish.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts not contained in this circular, the omission of which would make any statement in this circular misleading.

DISCLOSURE OF INTERESTS

(a) **Directors', supervisors', senior management's and chief executive's interests and short position in the Shares, underlying Shares and debentures of the Company and its associated corporations**

As at the Latest Practicable Date, the interests and short positions of the Directors, supervisors, senior management and chief executive of the Company in the Shares, underlying Shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) (a) which were notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which the Directors, the chief executive or the supervisors are taken or deemed to have under such provisions of the SFO); or (b) which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) which were notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules were as follows:

Long positions of the Directors:

Name	Type of interest	Company	No. of shares
Zhou Yuejin	Personal	The Company (A Shares)	28,900
	Trust (Note 1)	Po Lian Development Company Limited (Note 2)	200,000
He Shuhua	Personal	The Company (A Shares)	27,700

(b) Interests of substantial Shareholders

So far as is known to any Director, supervisor, senior management or the chief executive of the Company, as at the Latest Practicable Date, the interests and short positions of persons or companies (not being a Director, supervisor and senior management or the chief executive of the Company) in the Shares and underlying Shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO were as follows:

Long positions in the Shares:

Shareholders	Nature and Shares held	Number of Shares held	% of total issued State-owned Shares	% of total issued H Shares	% of total issued share capital
GPHL (Note 1)	State-owned Shares	513,000,000	100%	—	63.26%
The Hongkong and Shanghai Banking Corporation Limited (Note 2)	H Shares	40,289,694	—	18.32%	4.97%
Guotai Junan Securities (Hong Kong) Limited (Note 2)	H Shares	22,846,000	—	10.39%	2.82%
HSBC Broking Securities (Hong Kong) Limited (Note 2)	H Shares	20,914,000	—	9.51%	2.58%
Bank of China (Hong Kong) Limited (Note 2)	H Shares	14,789,000	—	6.73%	1.82%
Citibank N.A. (Note 2)	H Shares	11,994,000	—	5.45%	1.48%
Hang Seng Bank Limited (Note 2)	H Shares	11,118,274	—	5.06%	1.37%

Note:

1. During 2003, out of the total 513,000,000 state-owned Shares benefically owned by GPHL, GPHL disposed of part of its interests in the Company's state-owned Shares for the purpose of financing the debt restructuring of Guangzhou Baiyunshan Pharmaceutical Co. Ltd. ("BYSCL"). The total number of the state-owned Shares involved is 152,600,000 Shares, including a proposed disposal of 12,480,000 state-owned shares to BYSCL and 22,000,000 state-owned Shares to the Guangzhou Office of China Greatwall Asset Management Corporation. The relevant procedures for the proposed disposal are currently in process, and as at the Latest Practicable Date , GPHL is still the benefical owner of the total 513,000,000 state owned Shares. As at the Latest Practical Date, 15,160,000 Shares of the Company held by GPHL which were previously pledged had been released while 102,960,000 Shares of the Company held by GPHL are still pledged. GPHL was interested in approximately 40% shareholding interest in BYSCL.

(ii) as at the Latest Practicable Date, none of the Directors had any direct or indirect interest in any asset which has been, since 31 December 2003 being the date to which the latest audited accounts of the Company were made up, acquired or disposed of by or leased to any member of the Group or were proposed to be acquired or disposed of by or leased to any member of the Group;

(iii) as at the Latest Practicable Date, none of the Directors had any contract or arrangement subsisting in which a Director is materially interested and which is significant in relation to the business of the Group;

(iv) as at the Latest Practicable Date, none of the Directors and their respective associates had any competing interest with the Group;

(v) the English text of this circular shall prevail over the Chinese text; and

(vi) the company secretary of the Company is Mr. He Shuhua.

LITIGATION

As at the Latest Practicable Date, none of the members of the Group was engaged in any litigation or arbitration of material importance and no litigation or claim of material importance was known to the Directors to be pending or threatened against any member of the Group.

2. MATTERS TO BE CONSIDERED AT THE EGM

To consider and, if thought fit, pass the following resolution by way of a special resolution:

"That the subscription by Golden Force of 98,378,439 new shares of WangLaoJi, of which the Company is an existing major shareholder holding approximately 92.48 % of its current issued share capital, pursuant to the terms and conditions of a subscription agreement dated 8 November 2004 entered into between Golden Force and WangLaoJi (the "Subscription"), details of which are set out in a circular dated 12 November 2004 issued by the Company to its shareholders, be and is hereby approved and that the Directors of the Company be and they are hereby authorised on behalf of the Company to sign, seal, execute, perfect and deliver all such documents and deeds and do all such acts, matters and things as they may in their absolute discretion consider necessary or desirable and in the interests of the Company for the purpose of and in connection with the implementation of the Subscription."

The Subscription was considered and approved at the Board Meeting and the resolutions passed thereat were published in the PRC and Hong Kong on 9 November 2004.

3. ATTENDEES OF THE EGM

(1) Holders of domestic shares and overseas listed shares of the Company ("H shares") whose names appear in the Register of Members of the Company at the close of trading in the afternoon of Monday, 29 November 2004 (including those holders of H Shares who have already successfully submitted verified share transfer applications on or before 29 November 2004) are entitled to attend the EGM. The Register of Members of the Company will be closed from Tuesday, 30 November 2004 to Wednesday, 29 December 2004 (both days inclusive) during which period no transfer of H shares will be effected.

(2) Each shareholder who has the right to attend and vote at the EGM is entitled to appoint one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the EGM. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. In order to be valid, the form of proxy together with a notarially certified copy of the power of attorney or other documents of authorisation (if any) must be deposited at the Company's office not less than 24 hours before the time for holding the EGM or any adjournment thereof.

(3) The Directors, supervisors and senior management of the Company.



廣州藥業股份有限公司

GPC Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

(H Share Stock Code: 0874)

Guangzhou Pharmaceutical Company Limited (the "Company") and all members of the board of Directors of the Company (the "Board") hereby confirm the truthfulness, accuracy and completeness of the contents of this notice and jointly and individually accept full responsibility for any false representations, misleading statements or material omissions herein contained.

IMPORTANT NOTICE

- Time for the class meeting (the "Class Meeting") of the holders of the overseas listed foreign shares of the Company ("H shares"): 11:00 a.m. (or immediate after the conclusion or adjournment of the third extraordinary general meeting of the shareholders of the Company for the year 2004 (the "EGM") which will be held on the same date and at the same place) on Thursday, 30 December 2004.

- Place where the Class Meeting of the holders of H shares will be held: the conference room of the Company at 2nd Floor, 45 Sha Mian North Street, Guangzhou City, Guangdong Province, the People's Republic of China (the "PRC").

- Manner for holding the Class Meeting of the holders of H shares: present.

- Proposed special resolution: the proposed subscription of new shares of Guangzhou WangLaoJi Pharmaceutical Company Limited ("WangLaoJi") by Golden Force Pharmacy Limited ("Golden Force").

1. INFORMATION ON THE CLASS MEETING OF THE HOLDERS OF H SHARES

(1) The proposal for convening the Class Meeting of the holders of H shares was considered and approved at the eighth meeting of the Third Session of the Board (the "Board Meeting").

(2) Time for the Class Meeting of the holders of H shares: 11:00 a.m. (or immediate after the conclusion or adjournment of the EGM which will be held on the same date and at the same place) on Thursday, 30 December 2004.

(3) Place where the Class Meeting of the holders of H shares will be held: the conference room of the Company at 2nd floor, 45 Sha Mian North Street, Guangzhou City, Guangdong Province, the PRC.

4. REGISTRATION FOR THE CLASS MEETING OF THE HOLDERS OF H SHARES

(1) To register for the Class Meeting of the holders of H shares, an individual holder of H shares should produce his/her identity card and shareholder account card; a proxy should produce the form of proxy, the appointor's and the proxy's identity cards and the shareholder account card of the appointor; and a corporate holder of H shares should produce a photocopy of its business license, the authorisation document executed by its legal representative, its shareholder account card and the attendee's identity card. Overseas shareholders may make registration by mail, telephone or fax.

(2) Registration time and place

Registration time:	8:30 a.m. - 11:30 a.m. and 2:00 p.m. - 4:30 p.m. on Thursday, 9 December 2004
Place of registration:	the Secretariat to the Board 2nd Floor, 45 Sha Mian North Street, Guangzhou City, Guangdong Province, the PRC.

5. OTHERS

(1)

Address of the Company:	Guangzhou Pharmaceutical Company Limited, 2nd floor, 45 Sha Mian North Street, Guangzhou City, Guangdong Province, the PRC.	
Postal code:	510130	
Contact person:	He Shuhua	
Tel:	(86)20-81218119	Fax: (86)20-81216408

(2) Address of Hong Kong Registrars Limited:
46/F, Hopewell Centre, 183 Queen's Road East, Hong Kong

(3) The Class Meeting of the holders of H shares is expected to last half a day. Shareholders attending the Class Meeting of the holders of H shares shall be responsible for their own traveling and accommodation expenses.

6. DOCUMENTS AVAILABLE FOR INSPECTION

Resolutions passed at the Board Meeting and the announcement in relation thereof.

By order of the Board
He Shuhua
Company Secretary

Guangzhou, PRC, 12 November 2004

2. MATTERS TO BE CONSIDERED AT THE CLASS MEETING OF THE HOLDERS OF THE DOMESTIC SHARES

To consider and, if thought fit, pass the following resolution by way of a special resolution:

"That the subscription by Golden Force of 98,378,439 new shares of WangLaoJi, of which the Company is an existing major shareholder holding approximately 92.48 % of its current issued share capital, pursuant to the terms and conditions of a subscription agreement dated 8 November 2004 entered into between Golden Force and WangLaoJi (the "Subscription"), details of which are set out in a circular dated 12 November 2004 issued by the Company to its shareholders, be and is hereby approved and that the Directors of the Company be and they are hereby authorised on behalf of the Company to sign, seal, execute, perfect and deliver all such documents and deeds and do all such acts, matters and things as they may in their absolute discretion consider necessary or desirable and in the interests of the Company for the purpose of and in connection with the implementation of the Subscription."

The Subscription was considered and approved at the Board Meeting and the resolutions passed thereat were published in the PRC and Hong Kong on 9 November 2004.

3. ATTENDEES OF THE CLASS MEETING OF HOLDERS OF THE DOMESTIC SHARES

(1) Holders of the domestic shares whose names appear in the Register of Members of the Company at the close of trading in the afternoon of Monday, 29 November 2004 are entitled to attend the Class Meeting of the holders of the domestic shares.

(2) Each holder of the domestic shares who has the right to attend and vote at the Class Meeting of the holders of the domestic shares is entitled to appoint one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the Class Meeting of the holders of the domestic shares. A proxy of a holder of domestic shares who has appointed more than one proxy may only vote on a poll. In order to be valid, the form of proxy together with a notarially certified copy of the power of attorney or other documents of authorisation (if any) must be deposited at the Company's office not less than 24 hours before the time for holding the Class Meeting of the holders of the domestic shares or any adjournment thereof.

(3) The Directors, supervisors and senior management of the Company.

4. 內資股類別股東大會登記辦法

(1) 出席內資股類別股東大會的內資股個人股東持本人身份證、股東賬戶卡；委託代理人持代理委託書、委託人及代理人身份證、委託人股東賬戶卡辦理登記手續；內資股社會法人股東持營業執照複印件、其法人代表簽署之授權委託書、股東賬戶卡、出席人身份證辦理登記手續。異地股東可用信函、電話或傳真方式登記。

(2) 登記時間及地點：

登記時間 ： 二零零四年十二月九日(星期四)上午八時三十分至十一時三十分，下午二時正至四時三十分

登記地點 ： 中國廣東省廣州市沙面北街45號二樓董事會秘書處

5. 其他事項

(1) 本公司聯繫地址 ： 中國廣東省廣州市沙面北街45號二樓
廣州藥業股份有限公司
郵政編碼 ： 510130
聯繫人 ： 何舒華
聯繫電話 ： (86)20-8121 8119 傳真：(86)20-8121 6408

(2) 中國證券登記結算有限責任公司上海分公司地址：
中國上海市陸家嘴東路166號中國保險大廈36樓。

(3) 預計本次內資股類別股東大會為期半天，與會股東交通費、食宿等費用自理。

6. 備查文件

該董事會會議決議及公告。

承董事會命
何舒華
董事會秘書

中國廣州，二零零四年十一月十二日



廣州藥業股份有限公司
Guangzhou Pharmaceutical Company Limited
(於中華人民共和國成立之股份有限公司)

(H股代號：0874)

廣州藥業股份有限公司(以下簡稱「本公司」)及本公司董事會全體成員(以下簡稱「董事會」)保證大會通告內容的真實、準確和完整，對大會通告的虛假記載、誤導性陳述或者重大遺漏負連帶及個別責任。

重要內容提示

- 本公司內資股股東之類別股東大會(以下簡稱「內資股類別股東大會」)召開時間：二零零四年十二月三十日(星期四)上午十一時半(或緊隨於同日在同一地點舉行之二零零四年第三次臨時股東大會(以下簡稱「臨時股東大會」)及H股類別股東大會結束或休會後)。

- 內資股類別股東大會召開地點：中華人民共和國(「中國」)廣東省廣州市沙面北街45號二樓本公司會議室。

- 內資股類別股東大會舉行方式： 現場。

- 重大提案(特別決議案)：同興藥業有限公司(以下簡稱「同興藥業」)向廣州王老吉藥業股份有限公司(以下簡稱「王老吉藥業」)增資的議案。

1. 召開內資股類別股東大會基本情況

(1) 本公司第三屆第八次董事會會議(以下簡稱「該董事會會議」)審議通過了關於召開內資股類別股東大會的議案。

(2) 內資股類別股東大會召開時間：二零零四年十二月三十日(星期四)上午十一時半(或緊隨於同日在同一地點舉行之臨時股東大會及H股類別股東大會結束或休會後)。

(3) 內資股類別股東大會召開地點：
中國廣東省廣州市沙面北街45號二樓本公司會議室。

2. H股類別股東大會審議事項

以特別決議案方式審議並通過以下議案：

「動議通過同興藥業根據同興藥業與王老吉藥業於二零零四年十一月八日訂立之認購協議之條款及條件，認購王老吉藥業之98,378,439股新股份(以下簡稱「認購」)(本公司為王老吉藥業現時之主要股東，擁有其目前股本權益約92.48%，而有關認購之詳情已刊載於本公司於二零零四年十一月十二日向股東發出的通函)，並謹此授權本公司董事代表本公司簽署、蓋章、訂立、完善及寄發一切有關文件及契約，並作出其全權酌情認為對執行認購所必須或適當並符合本公司利益的一切有關行動、事項及事情。」

認購已於該董事會會議審議通過，並於二零零四年十一月九日在中國內地及中國香港刊登有關決議。

3. H股類別股東大會出席對象

(1) 截至二零零四年十一月二十九日(星期一)下午交易結束後登記在冊的H股股東(包括在二零零四年十一月二十九日或之前已成功遞交經核實股東過戶申請文件的H股股東)均有權出席H股類別股東大會。由二零零四年十一月三十日(星期二)起至二零零四年十二月二十九日(星期三)止(包括首尾兩天)，本公司將暫停辦理H股過戶登記手續。

(2) 凡有權出席H股類別股東大會並於會上投票的H股股東均可委派一位或多位代表出席H股類別股東大會並代其投票(代表毋須為本公司股東)。委任超過一名代表的H股股東，其代表只能以投票方式行使表決權。代理委託書及經公證的授權委託書或其他授權文件(如有)，須於H股類別股東大會或其任何續會召開前二十四小時存置於本公司辦事處，方為有效。

(3) 本公司董事、監事、高級管理人員。

4.　臨時股東大會登記辦法

(1)　出席臨時股東大會的個人股東持本人身份證、股東賬戶卡；委託代理人持代理委託書、委託人及代理人身份證、委託人股東賬戶卡辦理登記手續；社會法人股東持營業執照複印件、其法人代表簽署之授權委託書、股東賬戶卡、出席人身份證辦理登記手續。異地股東可用信函、電話或傳真方式登記。

(2)　登記時間及地點：

登記時間　：　二零零四年十二月九日(星期四)上午八時三十分至十一時三十分，下午二時正至四時三十分

登記地點　：　中國廣東省廣州市沙面北街45號二樓董事會秘書處

5.　其他事項

(1)　本公司聯繫地址　：　中國廣東省廣州市沙面北街45號二樓
廣州藥業股份有限公司

郵政編碼　：　510130

聯繫人　：　何舒華

聯繫電話　：　(86)20-8121 8119　傳真：(86)20-8121 6408

(2)　中國證券登記結算有限責任公司上海分公司地址：
中國上海市陸家嘴東路166號中國保險大廈36樓。

香港證券登記有限公司地址：
香港皇后大道東183號合和中心46樓。

(3)　預計臨時股東大會為期半天，與會股東交通費、食宿等費用自理。

6.　備查文件

該董事會會議決議及公告。

承董事會命
何舒華
董事會秘書

中國廣州，二零零四年十一月十二日



廣州藥業股份有限公司
Guangzhou Pharmaceutical Company Limited
(於中華人民共和國成立之股份有限公司)

(H股代號：0874)

廣州藥業股份有限公司(以下簡稱「本公司」)及本公司董事會全體成員(以下簡稱「董事會」)保證大會通告內容的真實、準確和完整，對大會通告的虛假記載、誤導性陳述或者重大遺漏負個別及連帶責任。

重要內容提示

- 二零零四年第三次臨時股東大會(以下簡稱「臨時股東大會」)召開時間：二零零四年十二月三十日(星期四)上午十時正。
- 臨時股東大會召開地點：中華人民共和國(「中國」)廣東省廣州市沙面北街45號二樓本公司會議室。
- 臨時股東大會方式：現場。
- 重大提案(特別決議案)：同興藥業有限公司(以下簡稱「同興藥業」)向廣州王老吉藥業股份有限公司(以下簡稱「王老吉藥業」)增資的議案。

1. 召開臨時股東大會基本情況

(1) 本公司第三屆第八次董事會會議(以下簡稱「該董事會會議」)審議通過了關於召開臨時股東大會的議案。

(2) 臨時股東大會召開時間：二零零四年十二月三十日(星期四)上午十時正。

(3) 臨時股東大會召開地點：
中國廣東省廣州市沙面北街45號二樓本公司會議室。

2. 如香港中央結算(代理人)有限公司所通知，於最後可行日期，各家公司透過其中央結算及交收系統證券賬戶持有之H股均佔本公司已發行H股總數5%以上。

就本公司董事、監事、高級管理層或主要行政人員所知，於最後可行日期，以下人士/實體(本公司董事、監事、高級管理層或主要行政人員除外)於附有權利可在任何情況下在本集團以下成員公司之股東大會上投票之任何類別股本中擁有面值10%或以上權益：

本集團成員公司名稱	主要股東名稱	已發行股本百分比
廣州漢方現代中藥研究開發有限公司	廣藥集團	30.78%
廣州廣藥盈邦營銷有限公司	廣藥集團	49%

除上文披露者外，於最後可行日期，董事並不知悉任何其他人士於股份或本公司之相關股份中擁有權益或淡倉，而該等權益或淡倉根據證券及期貨條例第十五部第2及3分部之條文須向本公司作出披露，或直接或間接擁有面值10%或以上任何類別股本權益(或與該等股本有關之購股權)，而該等股本附有權利可於任何情況下在本集團任何其他成員公司之股東大會上投票。

重大逆轉

於最後可行日期，董事並未獲悉本集團之財務或營業狀況自二零零三年十二月三十一日(即本集團最近期刊發之經審核綜合賬目之編製日期)以來出現任何重大逆轉。

一般資料

(i) 周躍進先生及馮贊勝先生各自已與本公司訂立服務合約，自二零零四年三月二十六日起計至二零零七年第四屆董事會成員選舉產生之日止。楊榮明先生及何舒華先生各自已與本公司訂立服務合約，自二零零四年十一月一日起計至第四屆董事會成員選舉產生之日止。除已披露者外，董事概無與本集團任何成員公司訂立或擬訂立於一年內不會屆滿或於一年內不作出賠償則不可由本公司或本集團任何成員公司終止之任何服務合約；

監事持有之好倉：

姓名	**權益類別**	**公司**	**股份數目**
陳燦英	個人	本公司(A股)	9,800
	個人	王老吉	22,150
歐陽強	個人	本公司(A股)	10,100

附註：

(1) 周躍進先生僅以信託人身份持有上述之保聯拓展有限公司股份。

(2) 保聯拓展有限公司為廣藥集團之全資附屬公司。

除上文所披露者外，於最後可行日期，本公司董事、監事、高級管理層或主要行政人員或彼等各自之聯繫人概無於本公司或其任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份或債券中擁有任何個人、家族、公司或其他權益或淡倉，而該等權益(a)根據證券及期貨條例第XV部第7及第8分部須知會本公司及聯交所(包括董事、主要行政人員或監事根據證券及期貨條例之條文，被當作或視為擁有之權益或淡倉)；或(b)如規定根據證券及期貨條例第352條須記入該條例所指之登記冊中；或(c)根據上市規則所載上市公司董事進行證券交易的標準守則須知會本公司及聯交所。

根據本公司之公司章程第69條，在股東大會上提呈表決的決議案須由親身出席大會的股東或受委代表以舉手方式表決，惟下列人士可要求(不論在舉手錶決進行前或進行後)投票表決：

(a) 大會主席；或

(b) 至少兩名親身出席大會且當時有權在會上投票的股東或受委代表；或

(c) 一名或多名親身出席大會且代表全體有權在會上投票的股東所有投票權總額不少於十分之一的股東或受委代表。

投票表決的要求可由提出要求的人士撤回。

7. 推薦意見

董事認為，認購之條款公平合理，並符合本公司及股東之整體利益。因此，董事建議股東、H股股東及內資股股東分別投票贊成將在臨時股東大會及H股股東及內資股股東之所屬類別股東大會上提呈之決議案以批准認購。

8. 其他資料

本通函之附錄載有其他資料，務請 閣下垂注。

此致

列位股東 台照

承董事會命
楊榮明
董事長

二零零四年十一月十二日

王老吉

王老吉為本公司之非全資附屬公司。該公司主要從事在中國生產、加工及銷售中藥產品(如保濟丸及小兒七星茶)及保健產品(如廣東涼茶顆粒)。王老吉之財務報表(根據中國會計標準編製)載列如下:

	於二零零二年十二月三十一日	**於二零零三年十二月三十一日**	**於二零零四年七月三十一日**
	人民幣千元	*人民幣千元*	*人民幣千元*
	(經審核)	*(經審核)*	*(經審核)*
資產淨值	133,511	141,373	139,694

	截至二零零二年十二月三十一日止年度	**截至二零零三年十二月三十一日止年度**	**截至二零零四年七月三十一日止七個月**
	人民幣千元	*人民幣千元*	*人民幣千元*
	(經審核)	*(經審核)*	*(經審核)*
税前溢利	24,573	33,542	18,305
税後溢利	15,639	18,810	11,487

同興藥業

同興藥業為一間於香港註冊成立之公司,由獨立第三方實益擁有。同興藥業之已發行股份之實益擁有人於零售業及中藥產品方面具有豐富經驗。同興藥業之唯一目的為持有認購股份。

5. 認購原因

同興藥業之實益擁有人在海外銷售中藥方面具有豐富經驗,並擁有在香港及東南亞銷售中藥之廣大海外市場網絡。王老吉可憑藉同興藥業之海外市場網絡發展王老吉產品之國際市場。鑒於同興藥業之實益擁有人之實力,董事認為認購符合股東之整體利益。

董事認為認購協議之條款公平合理。董事認為認購符合本公司及股東之整體利益。

限制轉讓認購股份及限制發行同興藥業新股

根據認購協議，同興藥業已同意於王老吉變更為外商投資股份公司後的經營期限內，在對部份或所有認購股份進行轉讓、抵押或作出其他形式之質押前，須事先取得本公司書面同意。

根據股東合同，同興藥業已進一步承諾，於股份公司有效存續的首3年內，不得向任何個人(除同興藥業現有股東外)發行任何同興藥業新股，亦不得受理同興藥業現有實益擁有人之股份轉讓。

收購王老吉商標及其使用權之意向

根據股東合同，同興藥業已承諾協助王老吉以公平市場價值或專業估值師作出之獨立估值，收購目前由獨立第三方擁有之香港或海外註冊之王老吉商標及獲得該等商標於香港或海外之使用權。

認購條件

待以下條件達成後，認購方告完成：

(i) 王老吉董事會及王老吉股東大會決議批准認購、認購協議及其所述之事宜；

(ii) 本公司股東於臨時股東大會上以特別決議案批准認購；

(iii) 本公司內資股股東及H股股東於類別股東大會以特別決議案批准認購；

(iv) 中華人民共和國商務部批准認購、於認購後王老吉變更為外商投資股份公司、認購協議及更改公司章程(修正本)；

(v) 王老吉向同興藥業出具王老吉自二零零四年一月一日至二零零四年七月三十一日期間以反映其資產及財務狀況的審計報告；及

(vi) 同興藥業提供獲王老吉接納之香港註冊銀行就同興藥業在認購協議項下的義務出具的履約擔保。

於最後可行日期，上述條件(i)及(v)已達成。

涉及同興藥業收購王老吉權益之認購構成本公司之須予披露交易(定義見上市規則)。同興藥業及實益擁有人為獨立第三方。

本通函旨在(i)向　閣下提供認購之詳情;(ii)向　閣下提供有關本集團、王老吉及同興藥業之資料;(iii)須由股東於臨時股東大會批准認購之特別決議案及須由H股股東及內資股股東於類別股東大會上批准之特別決議案。

2. 二零零四年十一月八日簽訂之認購協議

協議雙方:

(i) 認購股份之認購方:同興藥業

(ii) 認購股份之發行方:王老吉

認購

根據認購協議,王老吉同意以代價人民幣168,880,000元認購認購股份(即98,378,439股新王老吉股份)之方式增加註冊資本。認購股份約佔王老吉現有註冊資本之92.48%及王老吉經認購股份增資後註冊資本之48.0465%。本公司於王老吉之權益將由於認購而從現時92.48%減少至約48.0465%。目前,王老吉董事會包括6名董事,而本公司已提名6名王老吉董事。根據股東合同及公司章程(修正本),王老吉董事會將包括9名董事。本公司將提名3名董事進入王老吉董事會。而同興藥業將提名3名董事進入王老吉董事會。本公司及同興藥業則將共同提名3名非執行董事進入王老吉董事會。

此外,於二零零四年十一月八日,王老吉股東及同興藥業訂立股東合同及公司章程(修正本),以記錄雙方就(其中包括)認購及王老吉之管理及業務所議定之安排。

認購完成後,王老吉將變更為外商投資股份公司,自取得中國相關機構批准王老吉變更成為外商投資股份公司之日起為期10年。認購完成後,王老吉將成為本公司之聯營公司。

因此,有關同興藥業收購王老吉權益之認購構成本公司之須予披露交易及本公司於王老吉股權之視作攤薄(定義見上市規則)。由於王老吉為本集團之主要附屬公司,而根據上市規則第19A.38條,認購構成重大攤薄,本公司須分別於臨時股東大會、內資股股東及H股股東類別股東大會上取得股東(即內資股股東及H股股東)以特別決議案作出之批准。

「上市規則」	指	香港聯合交易所有限公司證券上市規則
「中國」	指	中華人民共和國
「人民幣」	指	人民幣，中國之法定貨幣
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股份」	指	本公司之股份
「股東」	指	本公司之股東
「股東合同」	指	王老吉股東與同興藥業於二零零四年十一月八日訂立之股東合同
「認購」	指	同興藥業根據認購協議認購認購股份
「認購協議」	指	同興藥業與王老吉於二零零四年十一月八日訂立之認購協議書
「認購股份」	指	同興藥業根據認購協議同意認購之98,378,439股新王老吉股份
「王老吉」	指	廣州王老吉葯業股份有限公司，一間於中國註冊成立之公司，目前為本公司持有92.48%權益之附屬公司
「王老吉股份」	指	王老吉註冊資本中面值為人民幣1元之股份
「王老吉股東」	指	王老吉現有股東，即本公司及作為獨立第三方之自然人股東
「%」	指	百分比

目 錄

頁次

釋義 1

董事會函件

1. 緒言 3

2. 二零零四年十一月八日簽訂之認購協議 4

3. 王老吉之股權架構 7

4. 有關本集團、王老吉及同興藥業之資料 7

5. 認購原因 8

6. 一般資料 9

7. 推薦意見 10

8. 其他資料 10

附錄一 — 一般資料 11

臨時股東大會通告 16

H股股東類別大會通告 19

內資股股東類別大會通告 22

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Guangzhou Pharmaceutical Company Limited (the "Company"), you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss however arising from or in reliance upon the whole or any part of the contents of this circular.



GPC

廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

(Stock Code: 0874)

CONNECTED TRANSACTION
SUBSCRIPTION OF NEW SHARES
IN A NON WHOLLY-OWNED SUBSIDIARY

Financial adviser to the Company

CASH

Celestial Capital Limited

Independent financial adviser to the Independent Board Committee



Grand Vinco Capital Limited

A letter from the Independent Board Committee of the Company is set out on page 13 of this circular.

A letter from Grand Vinco Capital Limited containing its advice to the Independent Board Committee is set out on pages 14 to 20 of this circular.

15 September 2004

In this circular, the following expressions have the following meanings unless the context otherwise requires:

"Board"	the board of Directors
"Company"	廣州藥業股份有限公司 (Guangzhou Pharmaceutical Company Limited), a company incorporated in the PRC the securities of which are listed on The Stock Exchange of Hong Kong Limited and the Shanghai Stock Exchange
"Directors"	the directors of the Company
"EGM"	the extraordinary general meeting of the Company to be convened on 1 November 2004 to consider and approve the Subscription Agreement
"Grand Vinco"	Grand Vinco Capital Limited, a licensed corporation for types 1 and 6 regulated activities under the SFO, the independent financial adviser appointed to advise the Independent Board Committee to advise on the Subscription
"Group"	the Company and its subsidiaries
"GPHL"	廣州醫藥集團有限公司 (Guangzhou Pharmaceutical Holdings Limited), a state-owned company incorporated in the PRC and the controlling shareholder of the Company which currently holds about 63.26% shareholding interest in the Company
"Guangzhou Hanfang"	廣州漢方現代中藥研究開發有限公司 (Guangzhou Hanfang Modern Chinese Medicine Research and Development Limited), a company incorporated in the PRC and currently a 54.03% owned subsidiary of the Company
"Hanfang Share(s)"	a unit (units) of RMB1 in the registered capital of Guangzhou Hanfang
"Hanfang Shareholders"	the existing shareholders of Guangzhou Hanfang, namely the Company, 廣州陳李濟藥廠 (Guangzhou Chen Li Ji Pharmaceutical Factory), 廣州中一藥業有限公司 (Guangzhou Zhongyi Pharmaceutical Co., Ltd), 廣州敬修堂 (藥業) 股份有限公司 (Guangzhou Jing Xiu Tang (Pharmaceutical) Co., Ltd), 廣州市醫藥工業研究所 (Guangzhou Pharmaceutical Industrial Research Institute), 安徽華東中藥工程集團有限責任公司 (Huadong Chinese Medicine), GPHL, Ms. Liu Ju Yan, Mr. Mo Shang Zhi, Mr. Cai Xing Chun, Mr. Zhao Xiang Yong and Mr. Ge Fa Huan



廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

(Stock Code: 0874)

Executive Directors
Mr. ZHOU Yuejin
Mr. FENG Zansheng

Independent non-executive Directors
Mr. WU Zhang
Mr. WONG Hin Wing
Mr. ZHANG Heyong

Supervisors
Mr. CHEN Canying
Mr. OU YANG Qiang
Mr. ZHONG Yugan

Registered office and principal place of business
45 Sha Mian North Street
Guangzhou City
Guangdong Province, PRC

Place of business in Hong Kong
Room 2005, 20th Floor
Tower Two, Lippo Center
89 Queensway
Hong Kong

15 September 2004

To the Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTION
SUBSCRIPTION OF NEW SHARES
IN A NON WHOLLY-OWNED SUBSIDIARY

1. INTRODUCTION

The Directors announced on 27 August 2004 that all of the Hanfang Shareholders entered into the Subscription Agreement whereby the Company conditionally agreed to subscribe for the Subscription Shares, being 44,480,000 new Hanfang Shares, at RMB1 per Share.

The consideration of RMB1 per Subscription Share represents a premium of approximately 17.6% over the net asset value per Hanfang Share of about RMB0.85 as at 31 December 2003.

The Subscription

Pursuant to the Subscription Agreement, all the Hanfang Shareholders, being the Company and the other 11 Hanfang Shareholders, have agreed to increase the registered capital of Guangzhou Hanfang by way of subscription by the Company for the Subscription Shares, being 44,480,000 new Hanfang Shares. The Subscription Shares represent about 53% of the existing registered capital of Guangzhou Hanfang and about 35% of the registered capital of Guangzhou Hanfang as enlarged by the Subscription Shares. The Company's interest in Guangzhou Hanfang will increase from the current level of 54.03% to about 70.04% as a result of the Subscription. Currently, the board of directors of Guangzhou Hanfang comprises 7 directors and the Company has appointed 4 directors to the existing board of directors of Guangzhou Hanfang. Pursuant to the Subscription Agreement, the composition of the board of directors will remain unchanged.

GPHL, the Company's controlling shareholder which holds about 63.26% shareholding interest in the Company, is a substantial shareholder of Guangzhou Hanfang by holding about 30.78% of its existing registered capital. Accordingly, the Subscription which involves the Company acquiring further interest in Guangzhou Hanfang constitutes a connected transaction of the Company as defined in the respective listing rules of the Stock Exchange of Hong Kong Limited and the Shanghai Stock Exchange.

Consideration

The consideration for the Subscription Shares is RMB1 per Subscription Share. The total consideration in the amount of RMB 44,480,000 will be settled by the Company in cash within five business days upon the Subscription is approved by the Independent Shareholders in the EGM. The total consideration will be funded by the internal resources of the Group. According to the terms of the Subscription Agreement, it will become effective upon approval by the Independent Shareholders and there is no long stop date for the Subscription. None of the conditions of the Subscription Agreement will be waivable. As at the Latest Practicable Date, the Company has not paid any deposit for the Subsciption.

The consideration of RMB1 per Subscription Share represents a premium of about 17.6% over the net asset value per Hanfang Share of about RMB0.85 as at 31 December 2003 (based on the audited net asset value of Guangzhou Hanfang of about RMB71.2 million and a total of 83,284,300 Hanfang Shares in issue as at 31 December 2003).

Completion

The Subscription is expected to be completed on the date when the new business license of Guangzhou Hanfang (reflecting its new registered capital and its new shareholding structure) is issued by 廣州市工商行政管理局 (Guangzhou Industrial and Commerce Administration Bureau). It is expected that the new business license of Guangzhou Hanfang will be issued not later than 30 business days from the date of the Independent Shareholders' approval of the Subscription.

3. SHAREHOLDING STRUCTURE OF GUANGZHOU HANFANG

Set out below is the shareholding structure of Guangzhou Hanfang immediately before and after completion of the Subscription:

Hanfang Shareholders	Immediately before the completion of the Subscription		Immediately after the completion of the Subscription	
	No. of Hanfang Shares	Approximate%	No. of Hanfang Shares	Approximate%
The Company	45,000,000	54.03	89,480,000	70.04
廣州陳李濟藥廠 (Guangzhou Chen Li Ji Pharmaceutical Factory) (Note 1)	2,000,000	2.40	2,000,000	1.57
廣州中一藥業有限公司 (Guangzhou Zhongyi Pharmaceutical Co., Ltd) (Note 2)	1,000,000	1.20	1,000,000	0.78
廣州敬修堂(藥業)股份有限公司 (Guangzhou Jing Xiu Tang (Pharmaceutical) Co., Ltd) (Note 3)	850,000	1.02	850,000	0.67
廣州市醫藥工業研究所 (Guangzhou Pharmaceutical Industrial Research Institute) (Note 4)	1,150,000	1.39	1,150,000	0.90
安徽華東中藥工程集團有限責任公司 (Huadong Chinese Medicine) (Note 5)	5,000,000	6.00	5,000,000	3.91
GPHL	25,634,300	30.78	25,634,300	20.06
Ms. Liu Ju Yan (Note 6)	600,000	0.72	600,000	0.47
Mr. Mo Shang Zhi (Note 6)	550,000	0.66	550,000	0.43
Mr. Cai Xing Chun (Note 6)	500,000	0.60	500,000	0.39
Mr. Zhao Xiang Yong (Note 7)	500,000	0.60	500,000	0.39
Mr. Ge Fa Huan (Note 7)	500,000	0.60	500,000	0.39
Total	83,284,300	100.00	127,764,300	100.00

In view of the two Chinese medicines being successfully developed by the Project, the Directors consider that the Project can broaden the products of the Group. In addition, the Directors are of the view that continuous research and development in Chinese medicine and their production methods currently conducted by Guangzhou Hanfang, are of strategic importance to the Group. In order to stay competitive in the market in the long run, continuous research and development is essential for the Group. In view of the above, the Directors consider that the Subscription strengthens the Group's ability in research and development and the Group can benefit from commercialization of the products being developed by the Project. The Directors consider that the Subscription is in the interest of the Shareholders as a whole.

Setting out below is the financial information of Guangzhou Hanfang (which is prepared in accordance with the PRC accounting standards):

	As at 31 December 2002	**As at 31 December 2003**	**As at 30 June 2004**
	RMB'000	*RMB'000*	*RMB'000*
	(Audited)	(Audited)	(Unaudited)
Net asset value	42,052	71,205	71,109
Loss before tax	7,123	4,130	96
Loss after tax	7,123	4,130	96

Guangzhou Hanfang recorded audited net loss of about RMB4.1 million for the year ended 31 December 2003, which represented a decrease of about 42.3% as compared with the audited net loss of about RMB7.1 million for the year ended 31 December 2002. The unaudited net loss of Guangzhou Hanfang for the six months ended 30 June 2004 amounted to about HK$0. 1 million, which represented a decrease of about 99.7% as compared with the unaudited net loss of about RMB3.6 million of the corresponding period in 2003. The Directors consider that such improvement in the financial results of Guangzhou Hanfang was mainly due to commercialization of Ganoderma Lucidum Spore Oil during the second half of 2003.

Guangzhou Hanfang intends to apply the proceeds of the Subscription to further research and development and commercialization of the products being developed by the Project.

Having considered the factors set out in this paragraph, the Directors consider that the terms of the Subscription are fair and reasonable and are under normal commercial terms. The Directors are of the opinion that the Subscription is in the interest of the Company and the Shareholders as a whole.

The notice convening the EGM to be held at 45 Sha Mian North Street, Guangzhou City, Guangdong Province, PRC at 10:00 a.m. on 1 November 2004 for the purposes of, inter alia, considering and, if thought fit, approving the Subscription Agreement and the proxy form applicable to the EGM are despatched to the Shareholders together with this circular. Whether or not Shareholders are able to attend the EGM in person, they are requested to complete and return the proxy form in accordance with the instructions printed thereon as soon as possible but in any event not later then 24 hours before the time appointed for the holding of the EGM. Completion and return of the proxy form will not preclude Shareholders form attending and voting at the EGM or any adjournment thereof in person, if they so wish.

Pursuant to Article 69 of the Articles of Association of the Company, resolution put to the vote of a general meeting of the Shareholders shall be determined in the first instance by a show of hands of the Shareholders present in person or by proxy, but a poll may be demanded (before or after the vote by a show of hands) by:

(a) the chairman of such meeting; or

(b) at least two Shareholders present in person or by proxy for the time being entitled to vote at the meeting; or

(c) a Shareholder or Shareholders present in person or by proxy and representing not less than one-tenth of the total voting rights of all Shareholders having the right to vote at the meeting.

The demand for a poll may be withdraw by the person(s) who made the demand.

In accordance with the requirement of the Listing Rules, the resolution to be proposed at the EGM to approve the subscription will be determined by way of a poll. The result of the poll will be published in the newspapers on the next business day following the EGM.

As at the Latest Practicable Date, GPHL held a total of 513,000,000 Shares, representing approximately 63.26% of the existing issued share capital of the Company. GPHL and its associates will abstain from voting at the EGM in relation to the Subscription.

7. RECOMMENDATION

The Independent Board Committee, comprising Mr. Wu Zhang, Mr. Wong Hin Wing and Mr. Zhang Heyong, the independent non-executive Directors, has been formed to consider the Subscription and to give relevant recommendation to the Independent Shareholders. Furthermore, Grand Vinco has been appointed as the independent financial adviser to advise the Independent Board Committee on the Subscription.

Your attention is drawn to (i) the letter from the Independent Board Committee set out on page 13 of this circular which contains its recommendation to the Independent Shareholders; and (ii) the letter from Grand Vinco set out on pages 14 to 20 of this circular which contains its advice and recommendation to the Independent Board Committee in relation to the Subscription.



廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

(Stock Code: 0874)

15 September 2004

To the Independent Shareholders

Dear Sir and Madam,

CONNECTED TRANSACTION
SUBSCRIPTION OF NEW SHARES
IN A NON WHOLLY-OWNED SUBSIDIARY

We refer to the circular of the Company dated 15 September 2004 ("the Circular"), of which this letter forms part. Terms defined in the Circular shall have the same meanings when used in this letter unless the context requires otherwise.

We have been appointed to consider the Subscription, and to advise the Independent Shareholders as to (i) the fairness and reasonableness of the terms of the Subscription; and (ii) whether the Subscription are in the interest of the Company and the Shareholders as a whole. Details of the Subscription are set out in the "Letter from the Board" on pages 3 to 12 of the Circular.

Grand Vinco has been appointed as our independent financial adviser to advise us on the Subscription. Details of the relevant advice and recommendation of Grand Vinco, together with the principal factors and reasons taken into account by it in arriving at its advice and recommendation, are set out on pages 14 to 20 of the Circular.

Having taken into account the advice and recommendation of Grand Vinco, we consider that the terms of the Subscription are fair and reasonable so far as the Independent Shareholders are concerned and are in the interest of the Company and the Shareholders as a whole. We therefore recommend the Independent Shareholders to vote for the resolution in relation to the Subscription at the EGM.

Yours faithfully,
For and on behalf of
Independent Board Committee

WU Zhang	**WONG Hin Wing**	**ZHANG Heyong**
Independent non-executive Director	*Independent non-executive Director*	*Independent non-executive Director*

were made and continued to be so as at the Latest Practicable Date. We are also not aware that any statements of belief, opinion and intention made by the executive Directors in the Circular were not reasonably made after due and careful enquiry and are not based on honestly-held opinions. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the executive Directors and we have been advised by the executive Directors that no material facts have been omitted from the information and representations provided in and referred to in the Circular.

We consider that we have received sufficient information to enable us to reach an informed view and to justify our reliance on the accuracy of the information and representations contained in the Circular and to provide a reasonable basis for our opinion and recommendation. We have no reason to suspect that any material information has been withheld by the Company or by the executive Directors. We have not, however, carried out any independent in-depth investigation into the affairs of the Company and its subsidiaries.

BACKGROUND OF THE TRANSACTION

On 27 August 2004, Hanfang Shareholders entered into the Subscription Agreement with the Company, pursuant to which the Company have conditionally agreed to subscribe for and Hanfang Shareholders has conditionally agreed to allot and issue an aggregate of 44,480,000 new Hanfang Shares in cash at a subscription price of RMB 1 per Subscription Share.

GPHL, the Company's controlling shareholder which holds 63.26% shareholding interest in the Company, is a substantial shareholder of Guangzhou Hanfang by holding about 30.78% of its existing registered capital. Accordingly, the Subscription which involves the Company acquiring further interest in Guangzhou Hanfang shall constitute connected transaction of the Company under Rule 14.23 of the Listing Rules and the listing rules of the Shanghai Stock Exchange.

The Subscription Shares represent approximately 53.00% of the existing registered capital of the Guangzhou Hanfang and approximately 35.00% of the registered capital of Guangzhou Hanfang as enlarged by issue of Subscription Shares. The Company's interest in Guangzhou Hanfang will increase from the current level of 54.03% to about 70.04% as a result of the subscription. Currently, the board of directors of Guangzhou Hanfang comprises 7 directors and the Company has appointed 4 directors to the existing board of directors of Guangzhou Hanfang. Pursuant to the Subscription Agreement, the composition of the board of directors will remain unchanged.

2. The consideration

The consideration payable by the Company to Guangzhou Hanfang for the Subscription is RMB44,480,000 which will be settled in cash within five business days upon the effective date of the Subscription Agreement. The total consideration will be funded by the internal resources of the Group. According to the terms of he Subscription Agreement, it will become effective upon approval by the Independent Shareholders and there is no long stop date for the Subscription.

As stated in the letter from the board, the consideration was arrived at after arm's length negotiation between the Company and the other Hanfang Shareholders after taking into account (i) the factors set out in the paragraph headed "Reasons for the Subscription" in the letter from the board; (ii) the subscription by seven Hanfang Shareholders, being GPHL, Huadong Chinese Medicine, Ms. Liu Ju Yan, Mr. Mo Shang Zhi , Mr. Cai Xing Chun, Mr. Zhao Xiang Yong and Mr. Ge Fa Huan, for Hanfang Shares in February 2003 at a consideration of RMB1 per Hanfang Share, which represented a premium of about 18.9% over the audited net asset value per Hanfang Share of approximately RMB0.841 as at 31 December 2002; (iii) the net asset value per Hanfang Share of approximately RMB0.85 as at 31 December 2003; and (iv) the nominal value of Hanfang Shares of RMB1 each. The executive Directors consider that the terms of the Subscription are on normal commercial terms and the consideration is fair and reasonable so far as the Independent Shareholders are concerned.

Price per net asset multiples attributed to Hanfang

The consideration of RMB1 per Subscription Share represents a premium of about 17.6% over the net asset value per Hanfang share of about RMB0.85 as at 31 December 2003 according to its PRC audited accounts.

We have examined the price per net assets multiples of a sample of 22 similar listed companies in Hong Kong in the same industry as to the Group (calculated based on the basic net asset per share as per their respective latest published financial statement and the closing prices of such companies as quoted on the 3 September 2004) which are set out in the following table:

3. Restriction on the transfer of Shares of Guangzhou Hanfang

The Company and Huadong Chinese Medicine, which are interested in approximately 70.04% and approximately 3.91% of the registered capital of Guangzhou Hanfang, respectively, following completion of the Subscription Agreement, are restricted from disposing of, transferring or pledging the Hanfang Shares owned by them within 3 years from the date of the Subscription Agreement, being 27 August 2004, unless otherwise agreed by all the Hanfang Shareholders. The remaining Hanfang Shareholders are not subject to such restriction on disposal, transfer or pledge of their Hanfang Shares.

The Company provides resources, other than technical know-how, and Huadong Chinese Medicine provides technical know-how for the research and development of the Chinese medicines for the Project. The Directors consider that both parties are critical for the successful implementation of the Project and continuous research and development in Chinese medicines and their production methods conducted by Guangzhou Hanfang are of strategic importance to the Group. In view of the above and in order to demonstrate commitments to the Project by the Company and Huadong Chinese Medicine, the Directors consider that the restriction on the transfer of the Subscription Shares is fair and reasonable and in the interest of the Company and the Shareholders as a whole. GPHL, through GPHL's shareholding in the Company provides resources, other than technical know-how, to Guangzhou Hanfang. Therefore, the Directors consider that it is fair and reasonable not to apply restriction on the transfer of GPHL's holding of Hanfang Shares. As the shareholdings of shareholders of Guangzhou Hanfang other than the Company, Huadong Chinese Medicine and GPHL, are insignificant, the Directors consider that it is fair and reasonable not to apply the restriction on the transfer of their respective shareholdings in Guangzhou Hanfang.

We note that such restriction limits the flexibility of the Group to sell the Hanfang Shares with a view to, including but not limited to, raise monies or realize investment returns through selling of shares. However, it also restricts the Group to sell its shareholding in Guangzhou Hanfang at a discount which may be detrimental to the Shareholders of the Company. Furthermore, it also reflects the confidence of the executive Directors that the investment would be prosperous of which the Shareholders of the Company will benefit in the long run.

In addition, both the Group and Guangzhou Hanfang are critical for the successful implementation of the Project and continuous research and development in Chinese medicines and their production methods conducted by Guangzhou Hanfang are of strategic importance to the Group. By considering all the above factors as a whole, we are of the view that such restriction on transfer is fair and reasonable as to the shareholders as a whole.

The following is an extract from the valuation reports prepared for the purpose of incorporation in this circular received from Greater China Appraisal Limited, an independent valuer, in connection with their valuation as at 30 June 2004 of the Tangible Assets, comprising (i) land, buildings and ancillary structures; and (ii) machinery and equipment.

1. LAND, BUILDINGS AND ANCILLARY STRUCTURES

GREATER CHINA APPRAISAL LIMITED
漢華評值有限公司

Room 2407
Shui On Centre
6-8 Harbour Road
Wanchai
Hong Kong

15 September 2004

The Directors
Guangzhou Pharmaceutical Company Limited
No. 45 Sha Mian Bei Street
Liwan District
Guangzhou
Guangdong Province
The People's Republic of China

Dear Sirs,

In accordance with the instructions from Guangzhou Pharmaceutical Company Limited (the "Company") to value the property interest in the People's Republic of China (referred to as the "PRC"), we confirm that we have carried out inspection, made relevant enquiries and obtained such further information as we consider necessary for the purposes of providing you with our opinion of the value of such interest as at 30 June 2004 (referred to as the "valuation date").

This letter which forms parts of our valuation report explains the basis and methodology of valuation, and clarifies our assumptions made, titleship of properties and the limiting conditions.

Assumptions

Our valuation has been made on the assumption that the owner sells the relevant property interest in its continued use on the market without the benefit of deferred term contracts, leaseback, joint ventures, management agreements or any similar arrangements which would serve to increase the value of such interest. In addition, no forced sale situation in any manner is assumed in our valuation.

For the property interests which has been assessed by reference to the 'Depreciated Replacement Cost' approach, our opinion of values are subject of the fact that prospective earnings would provide a reasonable return on the appraised property, plus the value of any assets not included in the appraisal, and adequate net working capital.

Continued use assumes the property will be used for the purposes for which the property is designed and built, or to which it is currently adapted. The valuation on the property in continued use does not represent the amount that might be realized from piecemeal disposition of the property on the open market.

For the property which is held under long term land use rights, we have assumed that the owner of the property interests has free and uninterrupted rights to use the property for the whole of the unexpired term of its respective land use rights. Furthermore, we have valued it on the assumption that it can be freely disposable and transferable for its existing use to third parties in the open market without paying any premium to the PRC government. Unless stated as otherwise, vacant possession is assumed for the property concerned.

We have assumed that all consents, approvals and licenses from relevant government authorities for the buildings and structures erected thereon have been granted. Also, we have assumed that all buildings and structures fall within the site are held by the owner or permitted to be occupied by the owner.

It is assumed that all applicable zoning and use regulations and restrictions have been complied with unless nonconformity has been stated, defined, and considered in the appraisal report. Moreover, it is assumed that the utilization of the land and improvements is within the boundaries of the property described and that no encroachment or trespass exists, unless noted in the report.

No environmental impact study has been ordered or made. Full compliance with applicable national, provincial and local environmental regulations and laws is assumed unless otherwise stated, defined, and considered in the report. It is also assumed that all required licenses, consents, or other legislative or administrative authority from any local, provincial, or national government or private entity or organization either have been or can be obtained or renewed for any use which the report covers.

No site investigations have been carried out to determine the suitability of the ground conditions or the services for any property development. Our valuation is made on the basis that these aspects are satisfactory and that no extraordinary expenses or delays will be incurred during the construction period.

No soil analysis or geological studies were order or made in conjunction with this report, nor were any water, oil, gas or other subsurface mineral use rights or conditions investigated.

Substance such as asbestos, urea-formaldehyde foam insulation, other chemicals, toxic waste or other potentially hazardous materials could, if present, adversely affect the value of the property. Unless otherwise stated in this report, its existence on the property was not considered by the appraiser in the development of the conclusion of market value. The stated value estimate is predicated on the assumption that there is no material on or in the property that would cause such a loss in value. No responsibility is assumed for any such conditions, and the client has been advised that the appraiser is not qualified to detect such substances, quantify their impact on values, or develop the remedial cost.

We do not investigate any industrial safety environmental and health related regulations in association any particular manufacturing process. It is assumed that all necessary licenses, procedures, and measures were implemented in accordance with Government legislation and guidance.

No allowance has been made in our valuation for any charges, mortgages or amounts owing on any of the properties valued nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that all the interests are free of encumbrances, restrictions and outgoings of an onerous nature which could affect their values.

The valuation contained in this report specifically excludes the impact of structural damage or environmental contamination resulting from earthquakes or other causes. It is recommended that the reader of this report consult a qualified structural engineer and/or environmental auditor for the evaluation of possible structural/ environmental defects, the existence of which could have a material impact on market value.

Having examined all relevant documentation, we have relied to a very considerable extent on the information provided by the Company and has accepted advice given to us on such matters as planning approvals, statutory notices, easements, tenure, occupation, lettings, construction costs, rentals, site and floor areas and in the identification of the property in which the Company have valid interests. We have had no reason to doubt the truth and accuracy of the information. We were also advised that no material factors have been omitted from the information to reach an informed view, and have no reason to suspect that any material information has been withheld.

VALUATION CERTIFICATE

Property	Description and tenure	Particulars of Occupancy	Market value in Existing state as at 30 June 2004
Land, buildings and structures located at No. 268 Yun Xing Da Road Tao Yuan Town Cong Hua Guangzhou Guangdong Province The PRC	The property comprises a parcel of land (the "Land"), 6 blocks of 1 to 4-storey industrial buildings (the "Buildings"), ancillary structures (the "Structures") and construction-in-progress (the "CIP") erected upon the Land. The Buildings were completed in 1999. The land area of the Land is approximately 59,017 square metres and the total construction floor area of the Buildings is approximately 5,779.07 square metres. Structures consist of boundary walls, bridge, internal road and civil works within the Land. CIP consist of a 4-storey industrial building, namely the extraction workshop, with gross floor area of approximately 12,672 square metres and a waste water treatment plant. The property is held under a State-owned Land Use Certificate and 6 Real Estate Ownership Certificates for a term expiring on 21 December, 2043 for industrial use.	As at the date of inspection, the Land, Buildings and Structures were occupied by 廣州漢方現代中藥研究開發有限公司 (Guangzhou Hanfang Modern Chinese Medicine Research and Development Limited) (referred to as "Guangzhou Hanfang") as a research center. For the CIP, as at the date of inspection, the superstructures of the 4-storey extraction workshop and the waste water treatment plant have been completed. Internal decoration and installation of equipment was in progress.	RMB39,300,000

2. MACHINERY AND EQUIPMENT

GREATER CHINA APPRAISAL LIMITED
漢 華 評 值 有 限 公 司

Room 2407
Shui On Centre
6-8 Harbour Road
Wanchai
Hong Kong

15 September 2004

The Directors
Guangzhou Pharmaceutical Company Limited
No. 45 Sha Mian Bei Street
Liwan District
Guangzhou
Guangdong Province
The People's Republic of China

Dear Sirs,

In accordance with the instructions from Guangzhou Pharmaceutical Company Limited (referred to as the "Company"), we have completed the appraisal of certain machinery and equipment (the "Equipment") exhibited to us as those located at research centre of 廣州漢方現代中藥研究開發有限公司 (Guangzhou Hanfang Modern Chinese Medicine Research and Development Limited) (referred to as "Guangzhou Hanfang") in Cong Hua, Guangdong Province, the People's Republic of China (the "PRC") and submit our findings in this report.

We confirm that we have carried out inspection, made relevant enquiries and obtained such further information as we considered necessary for the purpose of providing you with our opinion of the market value of the Equipment as of 30 June 2004. It is understood that this appraisal is being used for a connected transaction.

Introduction

Guangzhou Hanfang is principally engaged in the development of new Chinese medicine and research and development in new production methods for Chinese medicine.

Reproduction Cost, New is defined as the estimated current cost of reproducing a new replica of an asset with the same or closely similar materials.

Replacement Cost, New is defined as the estimated current cost of the new asset having the nearest equivalent utility as the asset being appraised.

Physical Deterioration is the loss in value of an asset from wear and tear of asset in operation and exposure to various elements.

Functional Obsolescence is the loss in value is due to factors inherent in the asset itself and changes in design, materials, or process that result in inadequacy, over capacity, excess construction, lack of functional utility or excess operating costs, etc.

Economic Obsolescence is an incurable loss in value caused by unfavorable external conditions.

When market transactions of comparable assets are not available, when data cannot be extrapolated from larger transactions, or when transactions are non-existent, under premise of continued use, assuming adequate earnings the depreciated replacement cost approach is the preferred valuation procedure.

The market comparable approach

The market comparable approach involves the collection of market data pertaining to the subject assets being appraised. The primary intent of the market comparable approach is to determine the desirability of the assets through recent sales or offerings of similar assets currently on the market in order to arrive at an indication of the most probable selling price for the assets being appraised.

If the comparable sales are not exactly similar to the asset being appraised, adjustments must be made to bring them as closely in line as possible with the subject asset.

Under the premise of continued use assuming adequate earnings, consideration is given to the cost to acquire similar equipment in the used-equipment market; an allowance then is made to reflect the costs for freight and installation.

Valuation Comments

We have inspected the Equipment on 11 August 2004. At the time of our inspection, the appraised Equipment was found to be in good condition. The construction of the new supercritical extraction workshop was almost completed and was under internal decoration. Certain machinery and equipment has been transported to the new workshop but not installed yet.

We have assumed that the Equipment can perform efficiently according to the purposes for which they were designed and built.

For those items of equipment with purchasing date before April 2003, they were injected into Guangzhou Hanfang by 廣州醫藥集團有限公司 (Guangzhou Pharmaceutical Holdings Limited) (referred to as "GPHL") as consideration for its subscription in the shares in Guangzhou Hanfang. As confirmed by the legal opinion dated 29 August, 2003 given by 廣東正平天成律師事務所 (Z&T Law Firm), the equipment, of which the purchasing date before April, 2003, is owned by Guangzhou Hanfang, and Guangzhou Hanfang has the right to use and dispose of the equipment, of which the purchasing date before April, 2003.

Subsequent to April 2003, additional items of equipment were purchased by Guangzhou Hanfang. These items are not covered by any legal opinions. However, we have physically inspected those items to verify their existence with reference to the asset lists and book values as provided by Guangzhou Hanfang. In some cases, we have checked the sales contracts and payment slips, which we believe, are good evidence of title.

In the course of our investigation, we have not investigated the title or any liabilities against the Equipment.

We did not investigate any financial data pertaining to the present or prospective earning capacity of the operation in which the appraised assets are used. It was assumed that prospective earnings would provide a reasonable return on the market value of the appraised assets, plus the value of any assets not included in the appraisal, and adequate net working capital.

We accepted Equipment records furnished by the Company as properly describing the assets to be appraised, their original costs and their acquisition dates. We have relied to a very considerable extent on such records, listings, specifications and documents in arriving at our opinion of value. We visited the location to verify the existence of the assets and to gather information relating to the condition and utility of these assets.

Any deferred maintenance, physical wear and tear, operating malfunctions, lack of utility, or other observable conditions distinguishing the appraised equipment from equipment of like kind in new condition were noted and made part of our judgment in arriving at the value.

We do not investigate any industrial safety environmental and health related regulations in association with this particular manufacturing process. It is assumed that all-necessary license, procedures, and measures were implemented in accordance with the Government legislation and guidance.

It is assumed that there are no hidden or unapparent conditions of the equipment which would render it more or less valuable.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts not contained in this circular, the omission of which would make any statement in this circular misleading.

DISCLOSURE OF INTERESTS

(a) **Directors', supervisors', senior management's and chief executive's interests and short position in the Shares, underlying Shares and debentures of the Company and its associated corporations**

As at the Latest Practicable Date, the interests and short positions of the Directors, supervisors, senior management and chief executive of the Company in the Shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) (a) which were notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which the Directors, the chief executive or the supervisors had taken or deemed to have taken under such provisions of the SFO); or (b) which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) which were notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in the Listing Rules were as follows:

Long position of the Directors:

Name	Type of interest	Company	of Shares
Zhou Yuejin	Personal	The Company (A Shares)	28,900
	Trust (Note 1)	Po Lian Development Company Limited	200,000

(b) Interests of substantial Shareholders

So far as is known to any Director, supervisor, senior management or the chief executive of the Company, as at the Latest Practicable Date, the interests and short positions of persons or companies (not being a Director, supervisors and senior management of the Company) in the Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO were as follows:

Long position in the Shares:

Shareholders	Nature and Shares held	Number of Shares held	% of total issued State-owned Shares	% of total issued H Shares	% of total issued share capital
GPHL (Note 1)	State-owned shares	513,000,000	100%	—	63.26%
The Hongkong and Shanghai Banking Corporation Limited (Note 2)	H Shares	41,029,694	—	18.66%	5.06%
Guotai Junan Securities (Hong Kong) Limited (Note 2)	H Shares	22,384,000	—	10.18%	2.76%
HSBC Broking Securities (Hong Kong) Limited (Note 2)	H Shares	20,302,000	—	9.23%	2.50%
Bank of China (Hong Kong) Limited (Note 2)	H Shares	15,059,000	—	6.85%	1.86%
Citibank N.A. (Note 2)	H Shares	12,772,000	—	5.81%	1.58%
Hang Seng Bank Limited (Note 2)	H Shares	11,088,274	—	5.04%	1.37%

Note:

1. GPHL disposed of part of its interests in the Company's state-owned shares for the purpose of financing the debt restructuring of Guangzhou Baiyunshan Pharmaceutical Co. Ltd. ("BYSCL"). The total number of the state-owned shares involved is 152,600,000 Shares, including a proposed disposal of 12,480,000 state-owned shares to BYSCL and 22,000,000 state-owned shares to the Guangzhou Office of China Greatwall Asset Management Corporation. The relevant procedures for the proposed disposal are currently in process. As at the Latest Practical Date, 15,160,000 shares of the Company held by GPHL which were previously pledged had been released while 102,960,000 shares of the Company held by GPHL are still pledged.

2. As notified by HKSCC Nominees Limited, as at the Latest Practical Date, the H Shares held by each corporation in its securities account with the Central Clearing and Settlement System amounted to more than 5% of the total issued H Shares of the Company.

As at the Latest Practicable Date, none of Grand Vinco and Greater China Appraisal Limited had any shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate person to subscribe for securities in any member of the Group nor did they have any interest, either direct or indirect, in any assets which had been, since the date to which the latest published audited financial statements of the Company were made up, acquired or disposed of by or leased to or were proposed to be acquired or disposed of by or leased to any member of the Group.

MATERIAL ADVERSE CHANGE

As at the Latest Practical Date, the Directors were not aware of any material adverse change in the financial or trading position of the Group since 31 December 2003, the date to which the latest published audited consolidated accounts of the Group were made up.

GENERAL

(i) Each of the executive Directors entered into a service contract with the Company and the term is for 3 years commencing from 26 March 2004 and will expire on the date of election of the 4th term of the Board. Save as disclosed, none of the Directors has entered into, or proposed to enter into, any service contracts with any member of the Group which will not expire or is not determinable by the Company or any member of the Group within one year without payment of compensation;

(ii) as at the Latest Practicable Date, none of the Directors had any direct or indirect interest in any asset which has been, since 31 December 2003 being the date to which the latest audited accounts of the Company were made up, acquired or disposed of by or leased to any member of the Group or were proposed to be acquired or disposed of by or leased to any member of the Group;

(iii) as at the Latest Practicable Date, none of the Directors had any contract or arrangement subsisting in which a Director is materially interested and which is significant in relation to the business of the Group;

(iv) as at the Latest Practicable Date, none of the Directors and their respective associates had any competing interest with the Group;

(v) the English text of this circular shall prevail over the Chinese text;

(vi) the company secretary of the Company is Mr. He Shuhua; and

(vii) the qualified accountant of the Company is Mr. Gao Fang, *Member of CICPA*.

訴訟

於最後可行日期，就董事所知，本集團各成員公司概無涉及任何重大訴訟或仲裁，本集團各成員公司亦無尚未了結或面臨威脅之任何重大訴訟或索償。

備查文件

下列文件由即日起至二零零四年十一月一日(包括該日)之一般辦公時間內，在本公司之註冊辦事處(地址為中國廣東省廣州市沙面北街45號)可供查閱：

(a) 認購協議；

(b) 獨立董事委員會於二零零四年九月十五日日致獨立股東函件(其全文載於本通函第13頁)；

(c) 大唐域高於二零零四九月十五日致獨立董事委員會之意見函件(其全文載於本通函第14至20頁)；

(d) 本附錄「同意書」一段所述之同意書；

(e) 於上文本附錄「一般資料」一段所述，各執行董事與本公司訂立之服務合約；

(f) 由漢華評值有限公司對有形資產所編製之估值報告(其全文載於本通函附錄一)；

(g) 截至二零零二年及二零零三年十二月三十一日止兩個財政年度之本集團年報；及

(h) 截至二零零四年六月三十日止六個月之本集團中期報告。

就本公司董事、監事、高級管理層或主要行政人員所知，於最後可行日期，以下人士/實體(本公司董事、監事、高級管理層或主要行政人員除外)於附有權利可在任何情況下在本集團以下成員公司之股東大會上投票之任何類別股本中擁有面值10%或以上權益：

本集團成員公司名稱	主要股東名稱	已發行股本百分比
廣州漢方	廣藥集團	30.78%
廣州醫藥集團盈邦營銷有限公司	廣藥集團	49%

除上文披露者外，於最後可行日期，董事並不知悉任何其他人士於股份或本公司之相關股份中擁有權益或淡倉，而該等權益或淡倉根據證券及期貨條例第十五部第2及3分部之條文須向本公司作出披露，或直接或間接擁有面值10%或以上任何類別股本權益(或與該等股本有關之購股權)，而該等股本附有權利可於任何情況下在本集團任何其他成員公司之股東大會上投票。

專業人士資格

於本通函發表意見或給予建議之專業人士之資格如下：

名稱	資格
大唐域高	根據證券及期貨條例可從事第1類及第6類受規管活動之持牌法團
漢華評值有限公司	註冊專業測量師

同意書

大唐域高(獨立董事委員會之獨立財務顧問)及漢華評值有限公司(獨立估值師)各自已就本通函之刊發發出同意書，同意以本通函所載形式及涵義引述其名稱及轉載其函件或報告，且迄今並無撤回同意書。

監事持有之好倉：

姓名	權益類別	公司	股份數目
陳燦英	個人	本公司(A股)	9,800
	個人	廣州王老吉葯業股份有限公司	22,150
歐陽強	個人	本公司(A股)	10,100

高級管理層持有之好倉：

姓名	權益類別	公司	股份數目
何舒華	個人	本公司(A股)	27,700

附註：

(1)　周躍進先生僅以信託人身份持有上述之保聯拓展有限公司股份。

除上文所披露者外，於最後可行日期，本公司董事、監事、高級管理層或主要行政人員或彼等各自之聯繫人概無於本公司或其任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份或債券中擁有任何個人、家族、公司或其他權益或淡倉，而該等權益(a)根據證券及期貨條例第XV部第7及第8分部須知會本公司及聯交所(包括董事、主要行政人員或監事根據證券及期貨條例之條文，被當作或視為擁有之權益或淡倉)；或(b)如規定根據證券及期貨條例第352條須記入該條例所指之登記冊中；或(c)根據上市規則所載上市公司董事進行證券交易的標準守則須知會本公司及聯交所。

估值意見

經過徹底分析設備及檢討吾等獲提供之資料，吾等認為於二零零四年六月三十日，設備之「設備及機器提供予業務之價值」合理呈報為**人民幣一千九百六十萬元(人民幣19,600,000元)**。

隨函附奉機器及設備清單。

吾等謹此證明，吾等現時及未來對被評估的資產或所呈報的價值並無擁有任何利益。

估值報告乃根據吾等之一般服務條件發出。

此致

中華人民共和國
廣東省
廣州市
荔灣區
沙面北街45號
廣州藥業股份有限公司
列位董事　台照

代表
漢華評值有限公司
董事總經理

葉國光
土地經濟學士
法學博士
英國皇家特許測量師
香港註冊專業測量師
謹啟

調查及報告
諸曉峰
工程學士
高級經理

二零零四年九月十五日

收入資本化法

收入資本化法考慮與擁有資產所帶來未來利益的現值有關之價值，且通常透過資本化特定水平之收入衡量估價。本方法最適用於擁有已確定及可識別租務市場之投資及一般用途物業。

由於三種估值法中可能有一種或以上的方法適用於被估值設備，故須考慮所有三種估值法。在若干情況下，可合用兩種或三種方法之原理，以達致估值意見。

調查及分析

就評估設備而言，鑑於中國並無已識別活躍二手設備市場以提供可資比較項目近期交易資料，故市場比較法不適用。另一方面，鑑於未能確定收入源來自某一項或某一類設備，故收入資本化估值法亦不適用。因此，吾等斷定折舊重置成本法被視為於持續使用前提下評估設備之最適當方法。

就按標準製造的設備而言，吾等採用製造商現有之價格表、報價表及價格目錄，釐定重置新資產之成本。有時須作出運費及安裝費扣減。

就特殊設計或裝配之設備而言，吾等採用勞工現有市價、材料現有市價、已製造零件、設計費、工藝費及承包商間接開支、溢利及費用，釐定重置新資產之成本。有時須作出運費及安裝費扣減。

此外，吾等採納指數因素估計重新製造新特殊設計或裝配設備之成本。指數因素適用於被評估設備之歷史成本，以估計該設備之現有成本。

扣除實際損耗、功能損耗及經濟／外在損耗反映了所觀察到的狀況、以往保養及翻新記錄(如有)、現有用途以及日後計劃用途。

設備說明

所估值設備包括各類生產設備，包括超臨界提取系統、過濾系統、分光儀、萃取罐、反應罐、存儲罐、真空乾燥箱、噴霧乾燥器、電子秤、蒸發裝置、實驗測試儀、發動機、過濾器、軟水器、抽水機、濾水器、供水系統及其他輔助設備。

設備位於中國廣東省從化桃園鎮雲星大道268號廣州漢方之研究中心。

本次調查不包括土地改善、租賃物業裝修、不動產物業、建築物、備件、供應品、存貨、現有材料及所有其他現有有形資產與可能存在之無形資產。

估值基準

該估值乃吾等對「設備及機器提供予業務之價值」之意見，就吾等所下定義而言，指「用於業務之設備及機器權益於估值日期之轉讓價格，假設：

(a) 設備及機器將持續用於現有業務；

(b) 基於所使用資產之總價值及業務性質，業務具備足夠之盈利潛力或企業具有持續發展能力；

(c) 轉讓乃雙方在知情、審慎及非強迫下公平出售業務之一部份。」

估值方法

吾等在達致估值意見前，曾親自檢查設備並研究市況。為編製吾等之估值意見，吾等曾考慮三項普遍採納的估值方法：折舊重置成本法、市場比較法及收入資本化法。該等方法之理論概述如下：

折舊重置成本法

折舊重置成本法根據重新製造或重置資產的成本，扣除因實際損耗及功能與經濟／外在損耗所引致的折舊計算估價。

附註：

1. 該物業於二零零三年四月由廣州醫藥集團有限公司(「廣藥集團」)注入廣州漢方，作為廣藥集團認購廣州漢方股份應付之代價。廣藥集團連同其他認購人完成認購後，廣州漢方成為 貴公司持有約54.03%權益的附屬公司。

2. 根據分別由從化市人民政府及廣東省人民政府頒發，日期為二零零三年八月二十六日的國有土地使用權證和日期為二零零三年八月二十七日的六宗房地產權證，土地及樓宇(合共土地面積約59,017平方米，總建築面積約5,779.07平方米)由廣州漢方持有，期限至二零四三年十二月二十一日止，作為工業用途。

3. 根據從化市規劃局於二零零三年十二月二十五日簽發的建築工程規劃批文，該車間(總樓面面積為12,672平方米)之建造已獲批准。

4. 中國法律顧問在其法律意見中說明：

   (a) 該土地及樓宇由廣州漢方持有，所依據的業權文件如下：

業權文件	文件編號	總層數	土地面積	建築面積	屆滿日期
國有土地使用權證	從府國用(2003)字第00212號	/	59,017.00平方米	/	2043年12月21日
房地產權證(第2幢)	粵房地證字第C1547961號	4	/	3,456.00平方米	2043年12月21日
房地產權證(第5幢)	粵房地證字第C1547964號	1	/	130.56平方米	2043年12月21日
房地產權證(第4幢)	粵房地證字第C1547963號	2	/	1,472.00平方米	2043年12月21日
房地產權證(第6幢)	粵房地證字第C1547965號	1	/	161.92平方米	2043年12月21日
房地產權證(第1幢)	粵房地證字第C1547960號	1	/	300.05平方米	2043年12月21日
房地產權證(第3幢)	粵房地證字第C1547962號	1	/	258.54平方米	2043年12月21日
		合計：	59,017.00平方米	5,779.07平方米	

   (b) 土地上正在建造的在建工程，已獲有關規劃管理局批准。已取得新車間的建築工程規劃批文。

   (c) 廣州漢方透過廣藥集團注入資產方式合法地取得該等土地及樓宇之使用權。

   (d) 廣州漢方可在未到期使用年限內自由轉讓、出租或抵押該土地及樓宇，而毋須向有關政府部門繳納任何額外土地出讓金。

估值意見

考慮到所有相關情況並且假設不附帶任何產權負擔，吾等認為該物業在現有狀況下於二零零四年六月三十日之市場價值為**人民幣三千九百三十萬元正(人民幣39,300,000元)**。

隨函附奉估值證書。

吾等謹此證明，吾等現時及未來對被評估的資產或所呈報的價值並無擁有任何權益。

本估值報告乃根據吾等之一般服務條件發出。

此致

中華人民共和國
廣東省
廣州市
荔灣區
沙面北街45號
廣州藥業股份有限公司
列位董事　台照

代表
漢華評值有限公司

董事總經理
葉國光
土地經濟學士
法學博士
英國皇家特許測量師
香港註冊專業測量師
謹啟

二零零四年九月十五日

註： 葉國光先生為英國皇家特許測量師兼香港註冊專業測量師，自一九九二年起為中國物業進行估值，積累了豐富的物業估值經驗。

吾等相信上述假設就實際情況而言乃屬合理。吾等假設有關政府機關就該等物業授出之一切同意書、批文及執照不附帶任何苛刻條件或出現不當延誤而可能影響價值。

物業之其他特別假設載列於其估值證書之附註部份。

業權調查

針對中國境內之物業權益，吾等已獲提供估值物業之業權文件副本。然而，限於中國現有之登記制度，吾等未能對該等物業所附帶之法律業權或任何法律責任進行調查。

就中國境內之土地及樓宇而言，吾等依賴廣東正平天成律師事務所(下稱「中國法律顧問」)就相關土地及樓宇(定義見估值證書)之法律業權以及權益性質所提供的日期為二零零四年八月二十九日之法律意見(「法律意見」)。法律意見摘要列於估值證書附註4。

本報告披露之所有法律文件僅供參考，吾等對本報告所載與物業之法律業權有關之任何法律事宜概不負責。

限制條件

吾等並無進行詳細實地測量，以核實有關物業之地盤面積是否準確，惟假設吾等所獲文件及正式地盤圖則所示之地盤面積均準確無誤。根據吾等對中國境內同類物業之估值經驗，吾等認為假設乃屬合理。所有文件及合約僅供參考，而所有呎吋、量度及面積僅為約數。

吾等曾視察物業之外貌，並在可能情況下視察其內部。然而，吾等並無進行任何結構測量，故未能確定該等物業是否確無腐朽、蟲蛀或任何其他結構損壞，亦未有檢測任何設施。

估值基準

物業權益估值是吾等對公開市值之意見。公開市值是指：

「自願買方與自願賣方在基於各自獨立利益之交易中，於知情、審慎且無強迫之情況下，經適當推銷而於估值日交換某項資產之估價。」

在估值過程中，吾等已經評估物業權益用於指定用途之價值，並且知悉該等物業將用於該等用途(下稱「持續使用」)。

估值方法

限於樓宇及建築物之性質，其並無已知的市場比照。因此，吾等在評估物業時採用了折舊重置成本法，即利用當前重置成本計算於估值日期佔用物業之業務之價值。

此估值方法需要估計土地現有用途之市場價值，加上當前的重置(重建)成本總額，再按實際損耗以及所有相關形式的損耗和環境因素作出適當扣減。在缺少已知的市場比照時，折舊重置成本法通常是評估物業價值的最可靠指標。

吾等採用比較法進行土地估值。吾等分析了可資比較之土地，並加以調整用於估值。

實際損耗是指使用過程中及暴露於自然環境下所引起之磨損導致的價值損失。

功能性損耗是指資產內部因素所導致之價值損失，例如設計、材料或流程上的改變導致功能缺失、產能過剩、缺乏效用或超額營業成本等。

經濟／外部損耗是指資產的外部環境不利導致不可挽回之價值損失。該等外部因素包括當地經濟、行業經濟、融資的可用性、不良企業侵用、原材料及勞動力資源損失、缺乏有效運輸、商業中心遷址、新法例通過以及法令修改等。

4. 代價之資金來源

如通函之董事會函件所述，有關代價將全部以現金支付並通過　貴集團自有資金解決。執行董事認為，　貴集團將擁有充足營運資金就認購向廣州漢方支付現金約人民幣44,480,000元。吾等注意到，貴集團於二零零四年六月三十日擁有可觀之現金及現金等價物，為數約人民幣861,010,000元。有關代價僅佔　貴集團之現金及現金等價物約5.17%。目前，　貴集團之現金狀況充足。

貴集團於二零零三年十二月三十一日之資產負債比率約為7.48%。假設人民幣44,480,000元之代價以現金支付，對貴集團之資產負債比率應無重大改變。因此，吾等認為認購不會對　貴集團之營運資金狀況產生任何重大不利影響。

經考慮上述因素後，吾等認為認購及有關代價符合　貴公司及股東之整體利益。

5. 股權變動

認購完成後，　貴公司將合共持有廣州漢方經擴大已發行股本約70.04%。由於廣州漢方為　貴公司之非全資附屬公司，亦為　貴集團旗下主力負責研發之公司，因此認購會使廣州漢方鞏固於　貴集團之控制權，從而加強　貴集團在研發方面之實力。因此，增加於廣州漢方持有之股權在整體上可使　貴公司股東受惠。

結論

經考慮上述主要因素及理由後，吾等認為認購符合　貴公司及其股東之整體利益，且有關代價對股東而言亦屬公平合理。

此致

廣州藥業股份有限公司
香港
金鐘道89號
力寶中心第2座
20樓2005室

獨立董事委員會　台照

代表
大唐域高融資有限公司
董事
繆家強
謹啟

二零零四年九月十五日

股份代號	股份名稱	於二零零四年九月三日之股價 (港元)	最近期每股資產淨值	股價與資產淨值比率
1093	中國製藥集團有限公司	1.780	1.379	1.327
2348	東瑞製藥(控股)有限公司	0.510	0.441	1.157
1164	維奧生物科技控股有限公司	0.355	0.18	1.976
719	山東新華製藥股份有限公司	1.310	2.968	0.441
182	香港藥業集團有限公司	0.194	0.006	32.333
329	金龍集團(控股)有限公司	0.210	0.358	0.587
358	精優藥業控股有限公司	0.196	0.145	1.348
2898	龍發製藥集團有限公司	0.400	0.145	2.768
8151	億勝生物科技有限公司	0.105	0.061	1.718
1149	博智國際藥業控股有限公司	0.360	0.504	0.714
8067	長春達興藥業股份有限公司	0.300	0.349	0.860
8197	東北虎藥業股份有限公司	0.092	0.186	0.49
8221	李氏大藥廠控股有限公司	0.230	0.1004	2.29
8085	新醫藥控股有限公司	0.035	0.0289	1.21
8225	萬全科技藥業有限公司	0.470	0.2363	1.99
8231	上海復旦張江生物醫藥股份有限公司	0.320	0.2319	1.38
1177	中國生物製藥有限公司	1.040	0.2560	4.06
1180	生命科技集團有限公司	0.075	0.0992	0.76
2327	積華生物醫藥控股有限公司	0.360	0.3283	1.10
8069	北京同仁堂科技發展股份有限公司	16.900	3.3644	4.89
8049	吉林省輝南長龍生化藥業股份有限公司	0.212	0.3260	0.35
897	位元堂藥業控股有限公司	0.120	0.4914	0.24

如上表所示，上述二十二間可資比較公司之股價與資產淨值比率介乎於0.240倍至32.333倍之間，該等股價與資產淨值比率之平均值及中間值分別為2.909倍及1.2685倍。執行董事確認，根據香港會計實務準則所編製二零零三年十二月三十一日廣州漢方之資產淨值約為人民幣71,205,000元，該數額與董事會函件中披露者相同。根據認購，按每股認購股份之代價人民幣1元及漢方股份於二零零三年十二月三十一日之每股資產淨值人民幣0.85元(按其中國經審核賬目所示)計算，廣州漢方之股價與資產淨值比率為1.17倍，介乎於該二十二間可資比較公司股價與資產淨值比率範圍內，且低於其平均值及中間值。

此外，考慮到漢方股份並無上市及如下段所述之轉讓廣州漢方股份之限制，吾等認為代價就本公司股東整體而言屬公平合理。

主要考慮因素及理由

就認購達致向獨立董事委員會提供之意見及推薦意見時，吾等曾考慮下列主要因素及理由：

1. 認購之理由及益處

貴集團主要從事生產及銷售中成藥及批發、零售及進出口中西藥品及多種醫療器械。廣州漢方乃 貴公司之非全資附屬公司，為 貴集團之主要研發機構，主要從事研發中成藥。廣州漢方正進行研究項目（即「中藥提取分離過程現代化項目」）。項目之目的為開發新生產方法，從草藥中提煉出有用成份及去除雜質，令所生產藥品質量更高及更穩定。透過認購，廣州漢方擬將認購所得款項約人民幣44,480,000元應用於項目開發產品之進一步研發及投產。執行董事認為項目亦可增加 貴集團之產品種類。

於二零零二年，廣州漢方開始營業，並主要專注於中藥研發。由於項目已開始進行，廣州漢方已成功利用提取分離技術開發第一種新產品靈芝孢子油，該產品自二零零三年下半年起在香港發售。董事認為，靈芝孢子油投產改善了廣州漢方之財務業績。截至二零零三年十二月三十一日止年度，廣州漢方錄得經審核營業額約人民幣2,440,000元及經審核虧損淨額約人民幣4,100,000元，較截至二零零二年十二月三十一日止年度經審核虧損淨額約人民幣7,100,000元減少約42.30%。截至二零零四年六月三十日止六個月，廣州漢方未經審核營業額及虧損淨額分別約為人民幣1,400,000元及人民幣96,000元，較二零零三年同期未經審核虧損淨額約人民幣3,600,000元減少約99.70%。根據董事會函件，第二種產品風濕平膠囊將於二零零五年開始發售，並將進一步提升廣州漢方之營業額；因此，有理由相信廣州漢方之業務正在增長。執行董事認為，廣州漢方現時不斷進行之中藥研發及其制法對 貴集團具有策略重要性。

經考慮 貴集團之主要業務、廣州漢方財務業績因項目研發之產品投產而出現之改善，以及廣州漢方未來持續進行研發之融資需求，吾等認為認購符合 貴集團及股東之整體利益。

以下為大唐域高就認購向獨立董事委員會發出之意見函件全文，以供載入本通函：



香港夏慤道16號遠東金融中心902室

敬啟者：

關聯交易
認購非全資附屬公司之新股份

吾等謹此提述　貴公司於二零零四年八月二十七日就　貴公司以現金認購合共44,800,000股新漢方股份刊發之公告(「公告」)。認購條款之詳情載於　貴公司於二零零四年九月十五日向股東刊發之通函(「通函」，本函件為其中之部份)內。除文義另有所指外，本函件使用之辭彙與通函所界定者具有相同涵義。

根據香港聯交所及上海證券交易所之上市規則，認購將構成　貴公司之關聯交易，須(其中包括)獲獨立股東批准。　貴公司已成立獨立董事委員會，就認購向獨立股東提供意見。獨立董事委員會由黃顯榮先生、吳張先生及張鶴鏞先生(均為獨立非執行董事)組成。吾等大唐域高獲　貴公司委任就認購向獨立董事委員會提供意見。此函件載有吾等就認購是否公平合理及是否符合　貴公司與股東之整體利益，向獨立董事委員會提供之意見。

就認購達致向獨立董事委員會提供之意見及推薦意見時，吾等曾依賴通函內所載執行董事向吾等提供且執行董事認為屬完整及相關之資料與陳述之準確性。吾等並不知悉通函內所作出或載述之任何聲明、資料及陳述(執行董事須對此負全責)於提供之時在任何方面屬不實或不確，且於最後可行日期仍然如此，亦不知

經考慮大唐域高之意見及推薦意見後，獨立董事委員會認為認購之條款對獨立股東而言屬公平合理，亦符合本公司及股東之整體利益。因此，獨立董事委員會推薦獨立股東投票贊成將在臨時股東大會上提呈之決議案以批准認購。

8. 其他資料

閣下敬請關注本通函之附錄所載之其他資料。

此致

列位股東　台照

代表董事會
周躍進
副主席
謹啟

二零零四年九月十五日

5. 有關本集團、廣州漢方及廣藥集團之資料

本集團

本集團主要從事(i)中成藥之製造與銷售；(ii)西藥、中藥及醫療器械之批發零售及進出口業務；及(iii)在中國進行天然藥物及生物醫藥之研究開發。

廣州漢方

廣州漢方於二零零二年開始經營運作，為本公司之非全資附屬公司，並為本集團之主要研發機構，主要從事研發中成藥。於二零零三年十二月三十一日及二零零四年六月三十日，廣州漢方經審核資產淨值及未經審核資產淨值分別約為人民幣71,200,000元及約人民幣71,100,000元。截至二零零三年十二月三十一日止年度及截至二零零四年六月三十日止六個月，廣州漢方分別錄得經審核虧損淨額約人民幣4,100,000元及未經審核虧損淨額約人民幣100,000元。

廣藥集團

廣藥集團為中國國有企業，自一九八三年成立後，一直以從事醫藥產品之開發、生產及銷售為主。

6. 一般資料

本公司之控股股東廣藥集團持有本公司約63.26%股權，同時持有廣州漢方現時註冊資本約30.78%，乃廣州漢方之主要股東。因此，根據香港聯合交易所有限公司及上海證券交易所各自之上市規則之定義，認購涉及本公司進一步收購廣州漢方之權益，此行為構成本公司之關聯交易。

認購協議須待股東在本公司股東大會上通過審議批准後方可生效。根據上市規則，認購協議須獲獨立股東批准。董事建議敦請獨立股東在臨時股東大會批准認購協議。廣藥集團及其聯繫人將於臨時股東大會上就認購協議放棄投票。

附註：

1. 廣州陳李濟藥廠為本公司之全資附屬公司。

2. 廣州中一藥業有限公司為本公司持有90.36% 權益之附屬公司。

3. 廣州敬修堂(藥業)股份有限公司為本公司持有88.40%權益之附屬公司。

4. 廣州市醫藥工業研究所為廣藥集團之全資附屬公司，並為本公司之關聯人士(定義見上市規則)。

5. 安徽華東中藥工程集團有限責任公司為獨立第三方。

6. 劉菊妍女士、莫尚志先生及蔡杏春先生為廣州漢方之執行董事。

7. 趙向勇先生及葛發歡先生為廣州漢方之高級管理人員。

4. 認購之理由

廣州漢方正進行研究中藥提取分離過程現代化項目。中藥之有效成分指對擬製造之中藥功能極為重要之成分。廣州漢方將對項目開發出來之各項產品申請專利。目前，生產中藥多採用傳統方法，例如煮沸及研磨草藥，但傳統方法會生產出草藥中原已存在之雜質，而且不能控制有用與多餘成分之比例，因此藥品質量有所參差。項目之目的為開發新生產方法，從草藥中提煉出有用成分及去除雜質，令所生產藥品質量更高及更穩定。目前，項目已啟動，並已建成多幢樓宇及安裝設備，以作為項目正研發產品之研發與生產之用途。廣州漢方已成功利用提取分離技術開發靈芝孢子油及風濕平膠囊這兩種產品。目前，靈芝孢子油正申請國內生產批文，而風濕平膠囊已完成第三期臨床測試，正申請國內生產批文。目前來説，靈芝孢子油已自二零零三年下半年起在香港發售，廣州漢方正申請有關專利；而風濕平膠囊因正申請國內生產批文，故未開始發售，廣州漢方也已申請了有關專利。預計風濕平膠囊將於二零零五年開始發售。

認購協議之條款(包括認購股份之代價)乃由本公司與其他漢方股東經公平磋商及考慮下列各項因素而達致:(i)下文「認購之理由」一段所述因素;(ii)七位漢方股東分別為廣藥集團、華東中藥、劉菊妍女士、莫尚志先生、蔡杏春先生、趙向勇先生及葛發歡先生於二零零三年二月按每股漢方股份人民幣1元之代價進行之認購,該代價較於二零零二年十二月三十一日每股漢方股份經審核資產淨值約人民幣0.841元溢價約18.9%;(iii)截至二零零三年十二月三十一日每股漢方股份之資產淨值約為人民幣0.85元;(iv)漢方股份每股面值人民幣1元。此外,董事考慮到下文「認購之理由」一段所述因素,認為認購符合本公司及股東整體利益,而認購協議之條款也屬公平合理。

轉讓認購股份之限制

本公司及華東中藥於認購協議完成後分別持有廣州漢方註冊資本約70.04%及約3.91%之權益。在未經漢方全體股東同意之情況下,本公司及華東中藥不得於認購協議簽訂日期(即二零零四年八月二十七日)起計三年內出售、轉讓或抵押所擁有之漢方股份。其他漢方股東出售、轉讓或抵押其漢方股份則不受上述限制。

本公司向廣州漢方提供資源而非技術支援,而華東中藥則為項目之中藥研究與開發提供技術支援。董事認為以上雙方均對項目之成功實施以及廣州漢方對中藥及其製法之研發對本集團具有策略重要性。基於以上因素以及為了履行本公司與華東中藥對項目之承諾,董事認為對於轉讓認購股份之限制實屬公平合理,符合本公司及股東之整體利益。廣藥集團通過廣藥集團持有本公司股權而向廣州漢方提供資源而非技術支援。因此,董事認為對廣藥集團轉讓所持有之漢方股份不設限制乃屬公平合理。除本公司、華東中藥與廣藥集團外之廣州漢方之其他股東所持有廣州漢方之股份並不重大,因此董事認為對其轉讓各自持有之廣州漢方股權不設限制乃屬公平合理。

本公司之控股股東廣藥集團持有本公司約63.26%之已發行股本，同時於廣州漢方之註冊資本中擁有約30.78%之權益。因此，根據香港聯合交易所有限公司及上海證券交易所各自之上市規則之定義，認購涉及本公司進一步收購廣州漢方之權益，此行為構成本公司之關聯交易。

本公司已成立獨立董事委員會，以審議認購，並向獨立股東提供相關之推薦意見。獨立董事委員會由黃顯榮先生、吳張先生及張鶴鏞先生（均為獨立非執行董事）組成。獨立董事委員會各成員概無於認購擁有任何利益。大唐域高已獲委任為獨立財務顧問，就認購向獨立董事委員會提供意見。

本通函旨在(i)向　閣下提供認購之詳情；(ii)載列獨立董事委員會及大唐域高融資有限公司各自之函件，當中載有彼等關於認購之意見及推薦意見；及(iii)向　閣下提供有關本集團、廣州漢方及廣藥集團之資料。

2. 認購協議

日期

二零零四年八月二十七日

訂約各方

(a) *認購股份之認購方：*

本公司，為漢方股東之一，持有廣州漢方現時註冊資本約54.03%。此外，並無其他認購方。

(b) *其他各方：*

其他十一位漢方股東，合共持有廣州漢方現時註冊資本約45.97%。有關漢方股東詳情，請見「廣州漢方之股權架構」一段。其他十一位漢方股東已同意放棄按彼等之廣州漢方現時持股量比例行使優先認購權認購認購股份。

「華東中藥」	指	安徽華東中藥工程集團有限責任公司，於中國註冊成立之公司，為獨立第三方
「獨立董事委員會」	指	就審議認購之條款而成立之本公司獨立董事委員會
「獨立股東」	指	廣藥集團及其聯繫人以外之股東
「獨立第三方」	指	按上市規則定義，是指與本公司或其附屬公司、董事、行政人員或本公司主要股東及其附屬公司或其各自聯繫人無關聯關係的獨立第三方
「最後可行日期」	指	二零零四年九月十日，即本通函刊印前就確定其中所載若干資料之最後實際可行日期
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「中國」	指	中華人民共和國
「項目」	指	開發中藥提取分離過程現代化之項目
「人民幣」	指	人民幣，中國官方貨幣
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股東」	指	持有本公司資本中面值人民幣1元股份之持有人
「認購」	指	本公司根據認購協議認購認購股份
「認購協議」	指	漢方股東於二零零四年八月二十七日簽訂之認購協議
「認購股份」	指	本公司根據認購協議同意認購之44,480,000股新漢方股份
「有形資產」	指	注入廣州漢方之有形資產，作為廣藥集團於二零零三年認購漢方股份之代價
「%」	指	百分率

目 錄

頁次

釋義 1

董事會函件

1. 緒言 3
2. 認購協議 4
3. 廣州漢方之股權架構 7
4. 認購之理由 8
5. 有關本集團、廣州漢方及廣藥集團之資料 10
6. 一般資料 10
7. 推薦意見 11
8. 其他資料 12

獨立董事委員會函件 13

大唐域高之函件 14

附錄一 — 估值報告 21

附錄二 — 一般資料 35